6/27

07025277

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JumpTV Inc.

*CURRENT ADDRESS 463 King St. West, Suite 300
Toronto, Ontario
M5V 1K4 Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

FILE NO. 82- 35095

FISCAL YEAR 12/31/08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

12G32BR (REINSTATEMENT) ☐

DEF 14A (PROXY) ☐

AR/S (ANNUAL REPORT) ☐

SUPPL (OTHER) ☑

OICF/BY: [signature]

DATE : 7/10/07

JUMPTV

JUMPTV INC.

Q1 2007

FORM 51-102F1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
[unaudited]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis ("MD&A") of JumpTV Inc.'s (the "Company" or "JumpTV") financial condition and results of operations, prepared as of May 14, 2007, should be read in conjunction with the Company's consolidated financial statements and accompanying notes for the three months ended March 31, 2007 and 2006, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in U.S. dollars unless stated otherwise.

Our MD&A is intended to enable readers to gain an understanding of JumpTV's current results of operations and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on management's current plans and expectations. These forward-looking statements are affected by risks and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Caution regarding forward-looking statements

This MD&A contains certain forward-looking statements, which reflect management's expectations regarding the Company's growth, results of operations, performance and business prospects and opportunities.

Statements about the Company's future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management.

Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes.

Summary Description of the Business

JumpTV operates at the intersection of two growth sectors of the media industry: (1) IPTV (Internet Protocol Television), and (2) ethnic media services.

JumpTV is the world's leading subscription-based broadcaster of ethnic television over the Internet as measured by number of channels. JumpTV considers ethnic television to be television that is directed at a specific diaspora community as determined by a shared nationality, language or culture, generally excluding communities for which English is the primary language.

As at March 31, 2007, the Company has entered into license agreements with television broadcasters (referred to as "channel partners") representing more than 280 channels from over 75 countries which give JumpTV rights, generally on an exclusive world-wide basis, to broadcast each channel partner's live linear television feed over the Internet in return for a share of the Company's revenue from subscriptions to, and advertising by JumpTV on, its related channels. As at March 31, 2007, 252 channels were available for subscription through the Company's website. Additional channels are being commercially launched on the Company's website on an ongoing basis. JumpTV's objective is to grow the number of channels offered by the Company in 2007.

JumpTV makes its channel partners' live linear feeds available, generally on a monthly subscription basis, through single-channel offerings ("a la carte" monthly pricing ranging from $5.95 to $9.95) and, increasingly, multi-channel packages ("bundled" monthly pricing ranging from $10.95 to $38.00). In addition, JumpTV has introduced longer term (multiple months) subscriptions for its subscribers, where a la carte prices range in price from $24.94 to $64.95 for three-month subscriptions. The Company's subscriptions and products are priced in U.S. dollars, generally paid on a monthly basis in advance, principally using credit cards. In the future, the Company plans to offer its subscribers the ability to pay in multiple currencies.

As at March 31, 2007, JumpTV had approximately 30,000 subscribers (based on the number of credit cards used to make purchases) that have purchased approximately 34,500 channels and bundled subscriptions.

For the three months ended March 31, 2007, JumpTV had subscribers in over 90 countries with approximately 49% of its subscribers residing in the United States, 24% of its subscribers residing in Western Europe and 10% residing in Canada. JumpTV plans to focus its marketing efforts in 2007 principally in North America and Western Europe. The bulk of the Company's subscriber acquisition efforts to date have targeted Internet search engine marketing and optimization and the Company expects that focus to continue.

JumpTV believes the primary subscriber candidates for JumpTV channel offerings are ethnic expatriates and immigrants seeking to stay in touch with content from their countries of origin, including sports, news and general entertainment programming. Ethnic television channels available on cable and satellite platforms outside the home countries of such channels have proven to command premium pricing given the relative inaccessibility of such content through other distribution platforms.

Under the Company's channel partner agreements, JumpTV has licensed the rights to stream, predominantly on an exclusive world-wide basis and generally for a four-year term, the channel partners' live linear television feeds using Internet protocol ("IP"). Generally, the Company's channel partner agreements provide for the repurposing (i.e. using or converting the live streams or other content into other formats) and offering of the channel partners' content for viewing on a video on demand, personal video recording and pay-per-view basis at variable pricing.

To complement its marketing and distribution efforts, JumpTV has developed and continues to execute on its strategy of partnering with leading Internet service providers and major Internet portals. The benefit of these partnerships for the Company is twofold: (i) through their entrenched and far reaching brands, they provide a wide marketing breadth through which large numbers of potential customers are exposed to JumpTV's products and services; and (ii) distribution efficiencies whereby in certain circumstances, the channel partner can deliver JumpTV's content to its existing user base using their existing delivery networks and infrastructure and thus eliminating the need for JumpTV to incur said delivery costs.

It is JumpTV's policy to be globally compliant on its intellectual property rights. As part of the channel partner agreements, the Company's channel partners are contractually required to advise the Company when content for which they do not hold the international distribution rights is scheduled to be aired and delivered to JumpTV as part of the channel partner agreement to enable JumpTV to substitute compliant content in the place of content that is not Digital Rights Management ["DRM"] compliant. JumpTV relies significantly on its channel partners to ensure that the content broadcast by the Company does not infringe on the intellectual property rights of others.

To complement the Company's core product offering, JumpTV is pursuing a content acquisition strategy which, if successful, will permit JumpTV to offer its subscribers radio streams, as well as sports, music, movies, animation and other television programming relevant to their particular language, country and culture acquired directly from the producers of this programming.

In addition to its subscription strategy, in 2007 the Company expects to launch more than 100 of its channels on a free-to-consumer basis in the United States in Q3 2007 with a view to generating revenue through advertising. JumpTV will continue to assess the merits of an advertising supported revenue model under which channels would be made available free to viewers on a selective regional basis.

JumpTV has developed an IP-based delivery infrastructure to stream the live linear feeds of the Company's channel partners to subscribers around the world (the "JumpTV Delivery Infrastructure"). The JumpTV Delivery Infrastructure combines both proprietary and third party elements that we believe are optimal for the broadcasting of IP-based television signals to a global audience. The JumpTV Delivery Infrastructure consists of a network of primarily outsourced satellite downlink facilities, third party broadband providers and owned and outsourced distribution servers across North America, Europe, the Middle East, Latin America, Asia and Africa. The Company anticipates continuing to invest significantly in its delivery infrastructure as the Company continues to grow.

To complement its core business and related organic growth, the Company intends to expand its business model through a global acquisition strategy. As such, JumpTV intends to continue its strategy of acquiring businesses that are complementary to the Company's current operations and its strategic direction. There can be no guarantees however that the Company will be successful in acquiring any such businesses or that any such acquisitions will add value to the Company and its shareholders over time.

JumpTV has offices located in Toronto, Dubai, London, New York, and Bogota and representative offices in Bangkok, Amman, Singapore, Kampala and Sao Paolo.

Key Performance Indicators

In addition to the results reported in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various key performance measures, which are not recognized under Canadian GAAP, as supplemental indicators of the Company's operating performance and financial position. These operational measures are provided to enhance the readers' understanding of the Company's operational performance.

In addition, such terms as "ARPU", "SAC", "churn", "subscribers" and "subscriptions" are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies. The following discussion explains the Company's use of these performance measures.

JumpTV is not aware of any uniform standards for calculating ARPU, churn or Subscriber Acquisition Costs and we believe that JumpTV's presentations of such indicators may not be calculated consistently with other companies in the same or similar business. ARPU, churn and Subscriber Acquisition Costs are measures of operational performance and not measures of financial performance under GAAP.

ARPU (Average Revenue per User)

We calculate average revenue per user, or "ARPU", by dividing total subscriber-related revenues for a period by JumpTV's average subscribers for that period. Average JumpTV subscribers for a period are calculated by adding the average JumpTV subscribers for each month and dividing by the number of months in the period. Average JumpTV subscribers for each month are calculated by adding the beginning and ending JumpTV subscribers for the month and dividing by two.

Churn

JumpTV calculates percentage monthly subscriber turnover, or "churn", by dividing the number of JumpTV subscribers who cancel service during each month by total JumpTV subscribers as of the beginning of each month. We calculate churn over a given period by adding the monthly churn for the period and dividing by the number of months in that period.

SAC (Subscriber Acquisition Costs)

JumpTV calculates Subscriber Acquisition Costs, or "SAC", by dividing total subscriber acquisition costs incurred by JumpTV for a period by the number of gross new subscribers that JumpTV acquired during that period.

KEY PERFORMANCE INDICATORS (KPIs)

KPI	As at March 31, 2007	Quarterly Growth %	As at December 31, 2006	Quarterly Growth %	As at September 30, 2006	Quarterly Growth %	As at June 30, 2006	Quarterly Growth %	As at March 31, 2006
Total Subscribers	30,062	22.4%	24,554	11.5%	22,019	34.9%	16,319	26.1%	12,943
Total Subscriptions	34,496	22.6%	28,138	17.8%	23,885	31.8%	18,119	30.8%	13,850
Channels signed to date	280	10.2%	254	12.9%	225	10.3%	204	47.8%	138

KPI	Q1 2007	Quarterly Change %	Q4 2006	Quarterly Change %	Q3 2006	Quarterly Change %	Q2 2006	Quarterly Change %	Q1 2006
ARPU	$11.52	4.3%	$11.04	17.1%	$9.43	(8.5%)	$10.31[1]	4.6%	$9.86 [1]
SAC	$51.72	31.9%	$39.21	79.9%	$21.80	(27.3%)	$30.00	108.6%	$14.38
Churn	12.5%	(53.4%)	26.9%	18.0%	22.8%	44.5%	15.8%	(1.2)%	16.0%

[1] The Company reported an ARPU of $9.68 and $9.91 for the three months ended March 31, 2006 and June 30, 2006, respectively, in our respective quarterly filings by dividing total subscriber-related revenues for the period by the average subscribers for that period. Average subscribers for the period were calculated by adding the total subscribers at the end of each month and dividing by the number of months in the period. We have adjusted this figure to $9.86 and $10.31, respectively, to be consistent with the revised definition of average subscribers. This definition states that ARPU is calculated by dividing total subscriber-related revenues for a period by JumpTV's average subscribers for that period. Average JumpTV subscribers for a period are calculated by adding the average JumpTV subscribers for each month and dividing by the number of months in the period. Average JumpTV subscribers for each month are calculated by adding the beginning and ending JumpTV subscribers for the month and dividing by two.

The Company has experienced an increase in subscribers and subscriptions from 24,554 and 28,138 as at December 31, 2006 to 30,062 and 34,496 as at March 31, 2007, respectively. This subscriber and subscription growth arose from increased marketing and improvements in user experience. During the three months ended March 31, 2007, JumpTV's ARPU increased to approximately $11.52 from approximately $11.04 for the three months ended December 31, 2006, which the Company attributes to more of its subscribers purchasing channel packages than single channel offerings.

Subscriber Acquisition Costs increased during the three months ended March 31, 2007 to approximately $51.72 from $39.21 for the three months ended December 31, 2006 as the Company increased its marketing expenditures principally in respect of search engine marketing (as opposed to natural search optimization) and television advertising. The Company expects that search engine marketing and television advertising efforts will continue to be the focus of its marketing efforts in the immediate future.

Churn for the three months ended March 31, 2007 decreased to approximately 12.5% from approximately 26.9% for the three months ended December 31, 2006. The decrease in churn is attributable in part to the elimination of certain marketing promotions in the fourth quarter. The Company's churn has been positively affected by subscribers opting for three month subscriptions over historically available one month subscriptions. As well, subscriber upgrades from single channel purchases to multiple channel bundles had negatively affected reported churn in the fourth quarter and for the three months ended March 31, 2007, the Company has made adjustments in the churn calculation to account for this upgrading activity so as to more accurately reflect churn.

In light of the Company's intention to launch an advertising supported revenue model under which channels would be made available free to viewers on a selective regional basis, the Company expects to augment existing KPI's with new ones that are consistent with the ability to assess and analyze progress on the advertising portion of the companies business. For example, traffic metrics such as impressions, stream views, visit duration and other statistics are being considered and introduced at a later date.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information set out below for the three months ended March 31, 2007 and March 31, 2006 and as at March 31, 2007 and December 31, 2006 has been derived from the Company's consolidated financial statements and accompanying notes posted on www.sedar.com. Readers should read the following information in conjunction with those statements and related notes.

	Three months ended March 31, 2007	2006
	$	$
Statement of Operations Data:		
Revenue	1,003,146	350,508
Direct broadcast operating costs	(1,360,259)	(250,330)
Net loss for the period	(7,085,166)	(3,977,137)
Basic and diluted loss per share	(0.18)	(0.21)

	March 31, 2007	December 31, 2006
	$	$
Balance Sheet Data:		
Cash	134,931,573	21,936,878
Short-term investments	108,263	28,115,378
Total assets	142,061,499	53,860,544
Non-current liabilities	136,036	18,502
Total liabilities	6,908,110	7,104,184
Share capital	170,251,615	75,227,648

Note: On February 23, 2007, in connection with a public offering of the Company, the Company issued 13,043,479 common shares for net proceeds of $93,104,671. Accordingly, cash, total assets, share capital and total shareholders' equity have all increased significantly since December 31, 2006 to March 31, 2007.

Key Financial Measures

JumpTV measures the success of its strategies using a number of key financial measures which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Revenue

The primary source of revenue recognized to date comprises revenue earned from subscription fees. JumpTV makes its channel partners' live linear feeds available, generally on a monthly subscription basis through single-channel offerings ("a la carte" monthly pricing ranging from $5.95 to $9.95), and through multi-channel packages ("bundled" monthly pricing ranging typically from $10.95 to $38.00). In addition, JumpTV is in the process of introducing longer term (multiple months) subscriptions for its subscribers, where a la carte prices are expected to range in price from $19.95 to $24.95 and bundled packages are expected to range from $24.95 to $64.95 for three-month subscriptions. The Company's subscriptions and products are priced in U.S. dollars, generally paid on a monthly basis in advance, principally using credit cards. In the future, the Company plans to offer its subscribers the ability to pay in multiple currencies. As payments are received in advance, a portion of monthly subscription revenue for which the services have not been completed is deferred until the following month.

Revenue is recorded net of refunds. Revenue is considered earned as the period of service related to the customer billing or payment received in advance elapses.

Direct Broadcast Operating Costs

Direct broadcast operating costs include costs incurred to suppliers who provide bandwidth, co-location and hosting, as part of the Company's network delivery infrastructure, for streaming live linear television feeds to JumpTV subscribers in over 90 countries. Bandwidth costs vary from period to period, as they are based primarily on usage which is a non-controllable and variable factor. The Company purchases bandwidth in fixed amounts and must pay for capacity utilization over set minimums. Also included in these costs are co-location charges which relate to infrastructure costs that are used in both signal acquisition and distribution.

Also included in direct broadcast operating costs are channel licensing costs, which represent consideration paid to JumpTV's channel partners for Internet broadcast rights. Pursuant to the Company's channel partner agreements, the channel partners generally receive license fees calculated as a specified percentage (approximately 21% on average) of the gross subscription revenue received each month by JumpTV for subscriptions to the applicable channels. A small number of channel partners, primarily those with agreements signed before May 2005, generally receive license fees calculated as a specified dollar amount for each subscriber in respect of the applicable channels. When the Company generates advertising revenue in future periods, the channel partners will be entitled to receive a specified percentage (generally 30%-35% on average) of the gross revenue generated by JumpTV for advertisements in respect of the applicable channels.

Amortization of the Company's infrastructure equipment and contractual agreements is also included within direct broadcast operating costs.

Selling, General and Administrative Costs

Selling, general and administrative costs include:

- *Draws & Commissions (formerly referred to as "Success Fees")* – members of the Channel and Subscriber Acquisition Group have historically been granted payments based on business development activities. These payments - sometimes referred to internally as "draws", "bonuses", "success fees" or "commissions" (collectively referred to herein as "Draws & Commissions") have in the past been primarily related to individual and team efforts to secure channel partner agreements and content distribution agreements. A small number of sales agents have fixed commission arrangements, but the vast majority of Draws & Commissions are determined at the discretion of management;

- *Travel* – relates to travel expenses primarily for members of the Channel and Subscriber Acquisition Group who travel throughout the world to source and develop new channel partner and content distribution relationships, and inter-office travel;
- *Rent* – represents fees paid for leased offices;
- *Professional fees* – represents legal and accounting costs;
- *Wages and benefits* – represents expenses for the Company's full-time and part-time employees;
- *Subcontracting* – represents various services provided by consultants, and independent contractors throughout the world. Included in this figure are payments made to certain consulting/subcontracting entities related to members of management who are not compensated as employees; and
- *Marketing – represents* expenses for both global and local marketing programs that focus on various target ethnic communities. These initiatives include both on-line and off-line marketing expenditures. These expenditures also include search engine marketing and search engine optimization.

JumpTV expects that selling, general and administrative costs will increase in the future as JumpTV incurs additional costs related to the growth of its business and costs associated with operating as a public company, including the costs of public reporting and supporting increased compliance requirements.

Stock-based Compensation

The Company accounts for all stock options and warrants using a fair value-based method. The fair value of each stock option and warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model and the related stock-based compensation expense is recognized over the vesting period. The offsetting entry is an increase to contributed surplus for an amount equal to the stock-based compensation expense related to the issuance of stock options. Upon exercise, the proceeds of the options and warrants together with the fair value recorded in contributed surplus are reclassified to share capital.

Stock appreciation rights give the holder the right to elect to either receive cash in an amount equal to the excess of the quoted market price over the stock appreciation right price or to receive common shares equal to the fair value of the common shares less the exercise price divided by the market value of the common shares from treasury or receive common shares by making a cash payment equal to the exercise price. The Company's Board of Directors has discretionary authority to accept or reject a cash payment request in whole or in part. Stock-based compensation expense is calculated as the amount by which the quoted market price exceeds the option price with ongoing measurement of the outstanding liability. The liability is entitled accrued stock appreciation rights and is classified as a current liability on the consolidated balance sheets. If the holder elects to purchase common shares, the liability is credited to contributed surplus.

Restricted share units give the holder the right to one common share for each vested restricted share plan unit. These awards vest on a monthly basis over the vesting period which is four years. Stock-based compensation expense related to restricted share units is accrued over the term of the vesting period based on the expected market value of the shares when the shares are issued, which generally coincides with the period that vesting occurs.

Three months ended March 31, 2007 compared to three months ended March 31, 2006

	2007	2006	Change
Revenue	$ 1,003,146	$ 350,508	$ 652,638
Direct broadcast operating costs	(1,360,259)	(250,330)	(1,109,929)
	(357,113)	100,178	(457,291)
Other costs and expenses			
Selling, general and administrative	6,528,891	3,355,642	3,173,249
Stock-based compensation	1,156,103	766,181	389,922
Amortization of property, plant and equipment	79,176	21,933	57,243
Amortization of intangible assets	9,908	-	9,908
	7,774,078	4,143,756	3,630,322
Loss before the following	(8,131,191)	(4,043,578)	(4,087,613)
Gain on foreign exchange	45,814	8,324	37,490
Investment income	1,015,661	71,117	944,544
Loss before income taxes	(7,069,716)	(3,964,137)	(3,105,579)
Provision for income taxes	15,450	13,000	2,450
Net loss for the period	$ (7,085,166)	$ (3,977,137)	$ (3,108,029)
Loss per share - basic and diluted	$ (0.18)	$ (0.21)	$ 0.03
Weighted average number of shares outstanding - basic and diluted	40,387,397	18,783,631	21,603,766

Revenue

Revenue increased from $350,508 for the three months ended March 31, 2006 to $1,003,146 for the three months ended March 31, 2007. The increase was due primarily to the increase in subscribers and the number of subscribers purchasing multi-channel packages. Refunds have not had a material effect in the determination of revenue recognized in either period.

Direct Broadcast Operating Costs

Direct broadcast operating costs increased from $250,330 for the three months ended March 31, 2006 to $1,360,259 for the three months ended March 31, 2007. During the three months ended March 31, 2007, there was an overall increase in direct broadcast operating costs due to an increase in the number of channels being streamed and the increase in the number of subscribers. For the three months ended March 31, 2007 the Company incurred approximately 21% of revenue in channel licensing fees to its channel partners, as compared with 22% for the three months ended March 31, 2006. Furthermore, the Company included amortization in the amount of $70,683 on its infrastructure equipment and $16,262 on its intangible assets during the three months ended March 31, 2007 as compared to $18,599 and nil, respectively during the three months ended March 31, 2006.

Selling, General and Administrative Costs

Selling, general and administrative costs increased from $3,355,642 for the three months ended March 31, 2006 to $6,528,891 for the three months ended March 31, 2007. The variance was due to the following:

- Wages and benefits increased from $465,257 for the three months ended March 31, 2006 to $1,988,754 for the three months ended March 31, 2007, as the number of employees increased from 75 at March 31, 2006 to over 100 at March 31, 2007.
- Subcontracting/consulting decreased from $1,320,297 for the three months ended March 31, 2006 to $660,477 for the three months ended March 31, 2007. The decrease was due to the decrease in expenditures to third parties for technology development.
- Draws & Commissions decreased from $296,337 for the three months ended March 31, 2006 to $242,750 for the three months ended March 31, 2007. Draws and Commissions were paid to individuals who management determined were primarily responsible for new channel partner agreements. The decrease was due to the Company shifting its focus from the signing of channel partner agreements to user experience and marketing efforts.
- Travel decreased from $431,184 for the three months ended March 31, 2006 to $391,121 for the three months ended March 31, 2007. The primary reason for the decrease is that during the three months ended March 31, 2006 significant travel expenditures were incurred in connection with the signing of new channel partner agreements. During the second half of 2006 and 2007, the Company has shifted its focus from signing channel partner agreements to user experience and marketing efforts.
- Professional fees increased from $170,637 for the three months ended March 31, 2006 to $413,805 for the three months ended March 31, 2007. The increase was due to fees associated with public company compliance and increased legal and audit fees due to increased commercial activity.
- Rent increased from $109,535 for the three months ended March 31, 2006 to $250,063 for the three months ended March 31, 2007. The increase was due to the opening of offices in Mississauga, Toronto, Dubai, London, and representative offices in Bangkok, Amman, Singapore, Kampala and Sao Paolo. The office located in Mississauga was a temporary office that was closed during the three months ended March 31, 2007.
- Marketing increased from $99,852 for the three months ended March 31, 2006 to $916,037 for the three months ended March 31, 2007. The increase was primarily due to marketing expenditures principally in respect of search engine marketing and television advertising.

Stock-based Compensation

Stock-based compensation expense increased from $766,181 for the three months ended March 31, 2006 to $1,156,103 for the three months ended March 31, 2007. The increase was primarily due to compensation costs recognized on stock options increasing from $238,999 for the three months ended March 31, 2006 to $494,340 for the three months ended March 31, 2007. In addition, the Company recognized compensation costs of $61,352 relating to stock appreciation rights for which no expense was recorded for the three months ended March 31, 2006.

Gain on Foreign Exchange

For the three months ended March 31, 2007, JumpTV incurred a foreign exchange gain of $45,813 as compared to a gain of $8,324 for the three months ended March 31, 2006. The change was primarily due to translation of balance sheet items from their respective currencies to the Company's reporting currency, U.S. dollars.

Investment Income

During the three months ended March 31, 2007, JumpTV redeemed short-term investments for net investment income of $295,626. Interest income increased from $71,117 for the three months ended March 31, 2006 to $720,035 for the three months ended March 31, 2007. The substantial increase was due to an increase in funds in the Company's interest-bearing cash accounts as a result of the Company's public offerings in August 2006 and February 2007.

Amortization of Property, Plant and Equipment

Amortization increased from $21,933 for the three months ended March 31, 2006 to $79,176 for the three months ended March 31, 2007. The increase was primarily due to the purchase of office-related computer equipment.

Amortization of Intangible Assets

Amortization increased from nil for the three months ended March 31, 2006 to $9,908 for the three months ended March 31, 2007. The increase was due to amortization recorded on intangible assets acquired as part of the HVMedia acquisition.

Provision for Income Taxes

Income taxes increased from $13,000 for the three months ended March 31, 2006 to $15,450 for the three months ended March 31, 2007 which related to U.S. tax obligations regarding the Company's U.S. operations.

Critical Accounting Estimates

JumpTV's management's discussion and analysis of its financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with Canadian GAAP.

The preparation of consolidated financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to the determination of the useful lives of long-lived assets, allocation of the purchase price for acquisitions and the assumptions used in determining the fair value of stock options and warrants. JumpTV bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from these estimates under different assumptions or conditions.

On an ongoing basis, management reviews its estimates to ensure they appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future actual results, the Company's financial position and results of operations could be materially impacted.

The Company's significant accounting policies are included in Note 2 to the consolidated financial statements. Certain of these policies involve critical accounting estimates because they require the Company to make judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported if different assumptions were used. The following section discusses the critical accounting estimates and assumptions that the Company has made that are reflected in the amounts reported in the consolidated financial statements.

Revenue Recognition

The Company recognizes revenue from subscribers when the following conditions have been met:

- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the price to customer is fixed or determinable; and
- collectibility is reasonably assured.

Revenue is recorded net of refunds and volume discounts related to channel bundling. Revenue is considered earned as the period of service related to the customer billing or payment received in advance elapses. JumpTV defers the portion of subscription revenue for which the services have not been completely rendered until such time that the Company determines that the services have been rendered.

The Company also recognizes revenue from fees earned for the delivery of sports content such as scores, news and programming reminders through a text messaging service to cell phone users. This revenue is recorded when the text messages are billed by the cell phone providers to their users.

Stock-based Compensation and Other Stock-Based Payments

The Company accounts for all stock options and warrants using a fair value-based method. The fair value of each stock option and warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model and the related stock-based compensation expense is recognized over the vesting period. The offsetting entry is an increase to contributed surplus for an amount equal to the stock-based compensation expense related to the issuance of stock options. Upon exercise, the proceeds of the options and warrants together with the fair value recorded in contributed surplus are reclassified to share capital.

Stock appreciation rights give the holder the right to elect to either receive cash in an amount equal to the excess of the quoted market price over the stock appreciation right price or to receive common shares equal to the fair value of the common shares less the exercise price divided by the market value of the common shares from treasury or receive common shares by making a cash payment equal to the exercise price. The Board of Directors has discretionary authority to accept or reject a cash payment request in whole or in part. Stock-based compensation expense is calculated as the amount by which the quoted market price exceeds the option price with ongoing measurement of the outstanding liability. The liability is entitled accrued stock appreciation rights and is classified as a current liability on the consolidated balance sheets. If the holder elects to purchase common shares, the liability is credited to contributed surplus.

Restricted share units give the holder the right to one common share for each vested restricted share plan unit. These awards vest on a monthly basis over the vesting period which is four years. Stock-based compensation expense related to restricted share units is accrued over the term of the vesting period based on the expected market value of the shares when the shares are issued, which generally coincides with the period that vesting occurs.

Goodwill and Intangible Assets

The purchase price of an acquired company is allocated between intangible assets and the net tangible assets of the acquired business with the residual of the purchase price recorded as goodwill. The determination of the value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

As at March 31, 2007 goodwill totaled $116,591, identifiable intangible assets totaled $285,970 and the unidentifiable intangible assets totaled $1,338,703. The Company assesses the impairment of goodwill and identifiable intangible assets annually, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable.

Amortization Policies and Useful Lives

The Company amortizes the cost of property, plant and equipment and intangible assets over the estimated useful service lives of these items. The determinations of estimated useful lives of these long-lived assets involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company specific factors including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue producing perspective. If technological change happens more quickly than anticipated, the Company might have to shorten its estimate of the useful life of certain equipment which could result in higher amortization expense in future periods or an impairment charge to write down the value of this equipment.

Changes in Internal Controls over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the first quarter of 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The design of any system of internal controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Financial Instruments

The Company's financial instruments are comprised of cash and cash equivalents, short-term investments, other receivables, deposits, accounts payable and accrued liabilities, bank loan, amounts due to/from related party, accrued license fees, accrued professional fees, accrued stock appreciation rights and deferred revenue.

Fair value of financial instruments

Fair value of a financial instrument is defined as the amount for which the instrument could be exchanged in a current transaction between willing parties. The estimated fair value of financial instruments approximates their carrying value due to the short maturity term of these financial instruments.

Risks associated with financial instruments

(i) Currency risk

The Company's activities which result in exposure to fluctuations in foreign exchange rates consist of its customer billings being in U.S. dollars and the majority of expenses being paid in foreign currencies. The Company does not use derivative financial instruments to reduce its currency risk.

(ii) Interest rate risk

The Company is exposed to interest rate risk on its invested cash. The interest rates on these instruments are based on the bank's prime rate and therefore are subject to change with the market. The Company does not use derivative financial instruments to reduce its interest rate risk.

Liquidity and Capital Resources

Prior to August 10, 2006, JumpTV had funded its operations through previous private placements of equity securities. The funds generated from these private placements were primarily used for working capital purposes. On August 10, 2006, the Company completed an IPO of 13,273,500 common shares for net proceeds of $55,630,291 including the exercise of the underwriters' over-allotment option. On February 23, 2007, the Company issued 13,043,479 common shares for total proceeds of approximately $101,000,000 (approximately Cdn$117,000,000). The net proceeds of this offering of securities are approximately $93,000,000, net of the estimated offering expenses and underwriters' fees.

The net proceeds from this offering will be used primarily to fund the continued roll-out of JumpTV's delivery infrastructure, to fund further investment in product development and technology, to fund JumpTV's subscriber acquisition strategy as well as to fund general corporate expenditures and working capital requirements of JumpTV's business including possible acquisitions. In keeping with its overall strategy, the Company is currently evaluating various potential acquisition opportunities. If agreement on one or more acquisition transactions is reached, all or a portion of the net proceeds of the offering may be re-allocated to effect such acquisitions.

Summary Balance Sheet Data:

	March 31, 2007	December 31, 2006
	$	$
Current Assets		
Cash	134,931,573	21,936,878
Short-term investments	108,263	28,115,378
Other receivables	737,232	723,621
Prepaid expenses and deposits	866,473	1,178,119
Funds held in trust	231,075	-
Due from related parties	7,421	-
Total current assets	136,882,037	51,953,996
Current Liabilities		
Accounts payable and accrued liabilities	3,581,592	3,950,284
Bank loan	-	1,287,150
Due to related parties	-	14,676
Current portion of accrued license fees	150,578	106,916
Accrued professional fees	1,536,647	371,782
Accrued stock appreciation rights	1,149,112	1,087,760
Deferred revenue	276,895	205,314
Income taxes payable	77,250	61,800
Total current liabilities	6,772,074	7,085,682
Working capital ratio	20.21	7.33

Contractual Obligations and Other Commitments

The following table summarizes the Company's contractual commitments as at March 31, 2007, and the effect those commitments are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period				
Contractual Commitments	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**After 5 Years**	**Total**
Operating leases (1)	$ 1,525,079	$ 1,872,869	$ 1,618,654	$ 307,459	$ 5,324,061
Marketing and license fees (2)	615,964	1,393,000	100,000	-	2,108,964
Content acquisition	100,000	199,500	108,500	-	408,000
Total	$ 2,241,043	$ 3,465,369	$ 1,827,154	$ 307,459	$ 7,841,025

(1) The Company has entered into operating lease agreements for premises as well as certain hardware and infrastructure equipment. See Note 12 in the consolidated financial statements for additional details.

(2) The Company has entered into agreements with channel partners and a co-marketing partner for marketing fee and content license fee commitments.

As at March 31, 2007, the Company has the following outstanding letters of credit:

(i) $300,000 to secure the Company's obligations under an agreement entered into with an equipment financing company as described below (the "Equipment Lease"). The Equipment Lease, dated July 27, 2006, provides for an uncommitted leasing facility allowing the Company to purchase up to $650,000 worth of equipment which the Company will be obligated to repay by way of monthly payments. As at March 31, 2007 the Company has drawn upon $226,141 (Cdn$255,743) under this facility through equipment purchases.

(ii) $375,000 to secure the Company's obligations under certain corporate credit card accounts.

(iii) $140,000 to secure the Company's credit card processing obligations.

Comparative Summarized Cash Flows

	Three months ended March 31,			
Selected Consolidated Cash Flow Data		**2007**		**2006**
Cash flows used in operating activities	$	(4,666,316)	$	(2,834,156)
Cash flows provided by (used in) investing activities	$	25,767,225	$	(258,415)
Cash flows provided by financing activities	$	91,893,786	$	8,591,508

Operating Activities

Cash used in operating activities for the three months ended March 31, 2007 was $4,666,316. Changes in net cash used in operating activities reflect the following:

- net loss for the period of $7,085,166 for the three months then ended;
- non-cash items adjusted to net loss in the amount of $1,311,907, which primarily relates to stock-based compensation; and
- a positive net change in operating assets and liabilities of $1,106,943.

Investing Activities

Cash provided by investing activities for the three months ended March 31, 2007 was $25,767,225. The primary source of these funds was the redemption of short-term investments and for capital expenditures primarily relating to equipment for JumpTV's delivery infrastructure.

A summary of JumpTV's equipment, including delivery infrastructure equipment (at original cost) is as follows:

Property, plant and equipment

	March 31, 2007	December 31, 2006
Computer equipment	$ 876,507	$ 507,217
Infrastructure equipment	1,190,824	773,198
Computer software	267,022	169,614
Furniture and fixtures	343,898	124,683
Leasehold improvements	1,034,783	58,386
	$ 3,713,034	$ 1,633,098

Financing Activities

Cash provided by financing activities was $91,893,786 for the three months ended March 31, 2007. This primarily reflects net proceeds raised from the Company's secondary public offering in February 2007 in the amount of $93,104,671.

In the future, JumpTV expects that it will continue to use its cash resources to fund working capital for losses generated by its operations, as it continues to invest in its delivery infrastructure, product development and subscriber acquisition strategy. The Company believes existing cash and short-term investments will be sufficient to satisfy normal working capital needs and capital expenditures for at least the next twelve months. However, the Company may sell additional equity securities to further enhance its liquidity position and the sale of additional equity securities could result in dilution to its shareholders.

Off-Balance Sheet Arrangements

The Company does not have any "off-balance sheet" arrangements as of March 31, 2007.

Related Party Transactions

The Company has entered into certain transactions and agreements in the normal course of operations with related parties as follows:

Patstar Inc.

On occasion, Patstar Inc., a company controlled by the Company's current Chief Executive Officer and Chairman of JumpTV, receives reimbursement of expenditures incurred on behalf of JumpTV or by employees of JumpTV. The nature of these reimbursements relates to expenses that the Company has incurred in the normal course of business. The balances owing to/(from) Patstar Inc. related to these reimbursements outstanding as at March 31, 2007 and December 31, 2006 were $(7,421) and $14,676, respectively. In addition, for the three months ended March 31, 2007 and for the three months ended March 31, 2006, included in the Company's selling, general and administrative expenses was rent (reimbursement) expense of $(6,166) and $23,502, respectively, that was paid from/to Patstar Inc. for the use of office space. All reimbursements and rent expense are recorded at the exchange amount.

Advances

During 2006, the Company advanced funds to a certain officer of the Company. As at March 31, 2007 $42,119 [December 31, 2006 - $15,743] remains outstanding. These advances have no specific repayment terms.

Outstanding Share Data

The Company has total common shares outstanding as at March 31, 2007 of 48,483,202. In addition, the Company has 6,122,427 outstanding options, warrants and stock appreciation rights which are each exchangeable for one common share upon exercise.

On March 22, 2007, the Board of Directors approved grants of 1,155,000 options with an effective grant date of April 9, 2007, a 48-month vesting period and a 60-month expiry. The exercise price was determined to be $6.05 [Cdn $6.97] in accordance with the Company's stock option plan being the five-day volume weighted average closing price on the TSX preceding April 9, 2007. These figures have not been included in the aforementioned outstanding share data.

JUMPTV

JUMPTV INC.

FISCAL 2006

FORM 51-102F1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006 AND THE NINE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion & Analysis ("MD&A") of JumpTV Inc's (the "Company" or "JumpTV") financial condition and results of operations, prepared as of March 22, 2007, should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the year ended December 31, 2006 and the nine months ended December 31, 2005, which have been prepared in accordance with Canadian generally accepted accounting principles. For additional information and details, readers are referred to the Company's Annual Information Form (AIF) for 2006 which can be found on www.sedar.com. All dollar amounts are in U.S. dollars unless stated otherwise.

Our MD&A is intended to enable readers to gain an understanding of JumpTV's current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current year to those of the preceding nine month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions regarding forward looking statements

This MD&A contains certain forward-looking statements, which reflect Management's expectations regarding the Company's growth, results of operations, performance and business prospects and opportunities.

Statements about the Company's future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect Management's current beliefs and are based on information currently available to Management.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Risk Assessment" section of this MD&A.

Summary Description of the Business

JumpTV operates at the intersection of two growth sectors of the media industry: (1) IPTV (Internet Protocol Television), and (2) ethnic media services.

JumpTV is the world's leading subscription-based broadcaster of ethnic television over the Internet as measured by number of channels. JumpTV considers ethnic television to be television that is directed at a specific diaspora community as determined by a shared nationality, language or culture, generally excluding communities for which English is the primary language.

As at December 31, 2006, the Company has entered into license agreements with television broadcasters (referred to as "channel partners") representing more than 254 channels from over 70 countries which give JumpTV rights, generally on an exclusive world-wide basis, to broadcast each channel partner's live linear television feed over the Internet in return for a share of the Company's revenue from subscriptions to, and advertising by JumpTV on, its related channels. As of December 31, 2006, 202 channels were available for subscription through the Company's website. Additional channels are being commercially launched on the Company's website on an ongoing basis. JumpTV's objective is to significantly grow the number of channels offered by the Company in 2007.

JumpTV makes its channel partners' live linear feeds available, generally on a monthly subscription basis, through single-channel offerings ("a la carte" monthly pricing ranging from $5.95 to $9.95) and, increasingly, multi-channel packages ("bundled" monthly pricing ranging from $10.95 to $38.00). In addition, JumpTV is in the process of introducing longer term (multiple months) subscriptions for its subscribers, where a la carte prices are expected to range in price from $24.94 to $64.95 for three-month subscriptions. The Company's subscriptions and products are priced in US dollars, generally on a monthly basis in advance, principally using credit cards. In the future, the Company plans to offer its subscribers the ability to pay in multiple currencies.

As of December 31, 2006, JumpTV had approximately 24,500 subscribers (based on the number of credit cards used to make purchases) that have purchased approximately 28,000 channels and bundled subscriptions.

For the year ending December 31, 2006, JumpTV had subscribers in over 90 countries with approximately 53% of its subscribers residing in the United States, 23% of its subscribers residing in Western Europe and 10% residing in Canada. JumpTV plans to increase its marketing efforts in 2007, which will be focused principally on North America and Western Europe. The bulk of the Company's subscriber acquisition efforts to date have targeted Internet search engine marketing and optimization and the Company expects that focus to continue.

JumpTV believes the primary subscriber candidates for JumpTV channel offerings are ethnic expatriates and immigrants seeking to stay in touch with content from their countries of origin, including sports, news and general entertainment programming. Ethnic television channels available on cable and satellite platforms outside the home countries of such channels have proven to command premium pricing given the relative inaccessibility of such content through other distribution platforms.

Under the Company's channel partner agreements, JumpTV has licensed the rights to stream, predominantly on an exclusive world-wide basis and generally for a four-year term, the channel partners' live linear television feeds using Internet protocol ("IP"). Generally, the Company's channel partner agreements provide for the repurposing (i.e. using or converting the live streams or other content into other formats) and offering of the channel partners' content for viewing on a video on demand, personal video recording and pay per view basis at variable pricing.

To complement its marketing and distribution efforts, JumpTV has developed and continues to execute on its strategy of partnering with leading Internet service providers and major Internet portals as well as mobile telephony providers and niche re-distributors such as real estate owners, hotels, and airlines to name a few. The benefit of these partnerships for the Company is twofold: (i) through their entrenched and far reaching brands, they provide a wide marketing breadth through which large numbers of potential customers are exposed to JumpTV's products and services; and (ii) distribution efficiencies whereby the partner can deliver JumpTV's content to partner's existing user base using their existing delivery networks and infrastructure and thus eliminating the need for JumpTV to incur said delivery costs.

It is JumpTV's policy to be globally intellectual property rights compliant. As part of the channel partner agreements, the Company's channel partners are contractually required to advise the Company when content for which they do not hold the international distribution rights is scheduled to be aired and delivered to JumpTV as part of the channel partner agreement to enable JumpTV to substitute compliant content in the place of content that is not Digital Rights Management ("DRM") compliant. JumpTV relies significantly on its channel partners to ensure that the content broadcast by the Company does not infringe on the intellectual property rights of others.

To complement the Company's core product offering, JumpTV is pursuing a content acquisition strategy, which, if successful, will permit JumpTV to offer its subscribers radio streams, as well as sports, music, movies, animation and other television programming relevant to their particular language, country and culture acquired directly from the producers of this programming.

In addition to its subscription strategy, in 2007 the Company may test an advertising supported model on a selective regional basis. JumpTV believes that it is well positioned to capitalize on this advertising opportunity given the ability to identify, through Internet Protocol, detailed individual viewership patterns, demographic profiles and geographic locations. JumpTV will continue to assess the merits of an advertising supported revenue model under which channels would be made available free to viewers on a selective regional basis.

JumpTV has developed an IP-based delivery infrastructure to stream the live linear feeds of the Company's channel partners to subscribers around the world (the "JumpTV Delivery Infrastructure"). The JumpTV Delivery Infrastructure combines both proprietary and third party elements that we believe are optimal for the broadcasting of IP-based television signals to a global audience. The JumpTV Delivery Infrastructure consists of a network of primarily outsourced satellite downlink facilities, third party broadband providers and owned and outsourced distribution servers across North America, Europe, the Middle East, Latin America, Asia and Africa. The Company anticipates continuing to invest significantly in the Company's delivery infrastructure as the Company continues to grow.

To complement its core business and related organic growth, the Company intends to expand its business model through a global acquisition strategy. As such, JumpTV intends to continue its strategy of acquiring businesses that are complementary to the Company's current operations and its strategic direction. There can be no guarantees however, that the Company will be successful in acquiring any such businesses or that any such acquisitions will add value to the Company and its shareholders over time. See "Risk Assessment".

JumpTV has offices located in Toronto, Dubai, London, New York, and Bogota and representative offices in Bangkok, Amman, Singapore, Kampala and Sao Paolo.

Key Performance Indicators

In addition to the results reported in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various key performance measures, which are not recognized under Canadian GAAP, as supplemental indicators of the Company's operating performance and financial position. These operational measures are provided to enhance the reader's understanding of the Company's operational performance.

In addition, such terms as "ARPU", "SAC", "churn", "subscribers" and "subscriptions" are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies. The following discussion explains the Company's use of these measures of performance.

JumpTV is not aware of any uniform standards for calculating ARPU, Churn or Subscriber Acquisition Costs and we believe that JumpTV's presentations of such indicators may not be calculated consistently with other companies in the same or similar business. ARPU, Churn and Subscriber Acquisition Costs are measures of operational performance and not measures of financial performance under GAAP.

ARPU (Average Revenue per User)

We calculate average revenue per subscriber, or "ARPU", by dividing total subscriber-related revenues for a period by JumpTV's average subscribers for that period. Average JumpTV subscribers for a period are calculated by adding the average JumpTV subscribers for each month and dividing by the number of months in the period. Average JumpTV subscribers for each month are calculated by adding the beginning and ending JumpTV subscribers for the month and dividing by two.

Churn

JumpTV calculates percentage monthly subscriber turnover, or "Churn", by dividing the number of JumpTV subscribers who cancel service during each month by total JumpTV subscribers as of the beginning of each month. We calculate churn over a given period by adding the monthly churn for the period and dividing by the number of months in that period.

SAC (Subscriber Acquisition Costs)

JumpTV calculates Subscriber Acquisition Costs, or "SAC", by dividing total subscriber acquisition costs incurred by JumpTV for a period by the number of gross new subscribers that JumpTV acquired during that period.

KEY PERFORMANCE INDICATORS (KPIs)

KPI	As at December 31, 2006	Quarterly Growth %	As at September 30, 2006	Quarterly Growth %	As at June 30, 2006	Quarterly Growth %	As at March 31, 2006	Quarterly Growth %	As at December 31, 2005
Total Subscribers	24,554	11.5%	22,019	34.9%	16,319	26.1%	12,943	11.9%	11,572
Total Subscriptions	28,138	17.8%	23,885	31.8%	18,119	30.8%	13,850	12.1%	12,361
Channels signed to date	254	12.9%	225	10.3%	204	47.8%	138	35.3%	102

KPI	Q4	Quarterly Change %	Q3	Quarterly Change %	Q2	Quarterly Change %	Q1
ARPU	$11.04	17.1%	$9.43	(8.5%)	$10.31[(1)]	4.6%	$9.86 [(1)]
SAC	$39.21	79.9%	$21.80	(27.3%)	$30.00	108.6%	$14.38
Churn	26.9%	18.0%	22.8%	44.5%	15.8%	(1.2)%	16.0%

[(1)] The Company reported an ARPU of $9.68 and $9.91 for the three months ended March 31, 2006 and June 30, 2006, respectively, in our respective quarterly filings by dividing total subscriber-related revenues for the period by the average subscribers for that period. Average subscribers for the period were calculated by adding the total subscribers at the end of each month and by dividing by the number of months in the period. We have adjusted this figure to $9.86 and $10.31, respectively, to be consistent with the revised definition of average subscribers. This definition states that ARPU is calculated by dividing total subscriber-related revenues for a period by JumpTV's average subscribers for that period. Average JumpTV subscribers for a period are calculated by adding the average JumpTV subscribers for each month and dividing by the number of months in the period. Average JumpTV subscribers for each month are calculated by adding the beginning and ending JumpTV subscribers for the month and dividing by two.

KPI	Year ended December 31, 2006	Nine months ended December 31, 2005
ARPU	$ 10.23	$ 10.84 (1)
SAC	$ 28.67	$ 8.25
Churn	20.4%	18.0%

(1) The Company reported an ARPU of $10.87 for the nine months ended December 31, 2005 in the Company's prospectus dated August 1, 2006 by dividing total subscriber-related revenues for the period by the average subscribers for that period. Average subscribers for the period were calculated by adding the total subscribers at the end of each month and by dividing by the number of months in the period. We have adjusted this figure to $10.84 to be consistent with the revised definition of average subscribers. This definition states that ARPU is calculated by dividing total subscriber-related revenues for a period by JumpTV's average subscribers for that period. Average JumpTV subscribers for a period is calculated by adding the average JumpTV subscribers for each month and dividing by the number of months in the period. Average JumpTV subscribers for each month are calculated by adding the beginning and ending JumpTV subscribers for the month and dividing by two.

The Company has experienced a significant increase in subscribers and subscriptions from 11,572 as of December 31, 2005 to 24,554 as of December 31, 2006. This subscriber and subscription growth arose from increased marketing and improvements in user experience through the launch of our new website and platform, Jump 3.0. During the year ended December 31, 2006, JumpTV's ARPU decreased to approximately $10.23 from approximately $10.84 for the nine months ended December 31, 2005, which the Company attributes to various marketing promotions which offered subscriptions at discounted prices.

Subscriber Acquisition Costs increased in the year ended December 31, 2006 to approximately $28.67 from $8.25 for the nine months ended December 31, 2005 as the Company increased its marketing expenditures principally in respect of search engine marketing and search engine optimization. The Company expects that search engine marketing and optimization will continue to be the focus of its marketing efforts in the immediate future.

Churn for the year ended December 31, 2006 increased to approximately 20.4% from approximately 18.0% for the nine months ended December 31, 2005. The Company attributes the increase in its churn rate to its marketing promotion that offered seven-day subscriptions to a single channel for an initial price of $0.99 that resulted in the following behaviour or pattern: (a) most individuals who signed up for this promotion subscribing to take advantage of the initial promotion price and then cancelling their subscription once the initial promotion price expired, and (b) some individuals who signed up for this promotion rotating in and out of the promotion in order to maintain constant valid account status.

Churn was also affected by subscribers upgrading from individual channels to channel packages during the period. JumpTV has accelerated the introduction in recent months of multi-channel packages and many subscribers have cancelled their single channel subscription in favour of the multi-channel offering resulting in a churn of that subscriber. In future periods, the Company expects to account for these upgrades such that churn will be more accurately reflected.

In 2007, the Company will likely introduce additional Key Performance Indicators to track advertising-supported elements of its business.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information set out below for the year ended December 31, 2006, the nine months ended December 31, 2005 and the year ended March 31, 2005 and as of December 31, 2006, December 31, 2005 and March 31, 2005 has been derived from the Company's audited consolidated financial statements and accompanying notes posted on www.sedar.com. Readers should read the following information in conjunction with those statements and related notes.

	Year ended, December 31, 2006	Nine months ended, December 31, 2005	Year ended, March 31, 2005
	$	$	$
Income Statement Data:			
Revenue, net	2,061,031	1,081,268	745,405
Direct broadcast operating costs	(2,569,648)	(1,518,978)	(230,717)
Net loss for the period	(25,597,096)	(4,631,070)	(163,731)
Basic and diluted loss per share	(0.99)	(0.35)	(0.02)

	December 31, 2006	December 31, 2005	March 31, 2005
	$	$	$
Balance Sheet Data:			
Cash and cash equivalents	21,936,878	5,475,052	1,130,270
Short-term investments	28,115,378	-	74,462
Total assets	53,860,544	6,149,886	1,295,285
Non-current liabilities	18,502	120,000	-
Total liabilities	7,104,184	1,615,420	406,336
Share capital	75,227,648	9,744,084	1,036,648
Total shareholders' equity	46,756,360	4,534,466	888,949

(1) In November 2005, the Board of Directors approved a change to JumpTV's fiscal year end from March 31 to December 31, effective 2005. As a result of the change, JumpTV is reporting a nine month transition period ended December 31, 2005. Accordingly, the results for the nine months ended December 31, 2005 are not comparable with the results for the years ended March 31, 2005 and December 31, 2006.

(2) On August 10, 2006, in connection with the initial public offering ("IPO") of the Company, the Company issued 13,273,500 common shares for net proceeds of $55,630,291 including the underwriters' over-allotment option. Accordingly, cash and cash equivalents, short-term investments, share capital and total shareholders' equity have all increased significantly between December 31, 2005 and December 31, 2006.

Key Financial Measures

JumpTV measures the success of its strategies using a number of key financial measures which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Revenue

The primary source of revenue recognized to date comprises revenue earned from subscription fees. JumpTV makes its channel partners' live linear feeds available, generally on a monthly subscription basis through single-channel offerings ("a la carte" monthly pricing from $5.95 to $9.95), and through multi-channel packages ("bundled" monthly pricing ranging typically from $10.95 to $38.00). In addition, JumpTV is in the process of introducing longer term (multiple months) subscriptions for its subscribers, where a la carte prices are expected to range in price from $19.95 to $24.95 and bundled packages are expected to range from $24.95 to $64.95 for three-month subscriptions. The Company's subscriptions and products are priced in U.S. dollars, generally paid on a monthly basis in advance, principally using credit cards. In the future, the Company plans to offer its subscribers the ability to pay in multiple currencies. As payments are received in advance, a portion of monthly subscription revenue for which the services have not been completed is deferred until the following month.

Revenue is recorded net of refunds. Revenue is considered earned as the period of service related to the customer billing or payment received in advance elapses.

Direct Broadcast Operating Costs

Direct broadcast operating costs include costs incurred to suppliers who provide bandwidth, co-location and hosting, as part of the Company's network delivery infrastructure, for streaming live linear television feeds to JumpTV subscribers in over 90 countries. Bandwidth costs vary from period to period, as they are based primarily on usage which is a non-controllable and variable factor. The Company purchases bandwidth in fixed amounts and must pay for capacity utilization over set minimums. Also included in these costs are co-location charges which relate to infrastructure costs that are used in both signal acquisition and distribution.

Also included in direct broadcast operating costs are channel licensing costs, which represent consideration paid to JumpTV's channel partners for Internet broadcast rights. Pursuant to the Company's channel partner agreements, the channel partners generally receive license fees calculated as a specified percentage (approximately 23% on average) of the gross subscription revenue received each month by JumpTV for subscriptions to the applicable channels. A small number of channel partners, primarily with agreements signed before May 2005, generally receive license fees calculated as a specified dollar amount for each subscriber in respect of the applicable channels. When the Company generates advertising revenue in future periods, then channel partners will be entitled to receive a specified percentage (generally 30%-35% on average) of the gross revenue generated by JumpTV for advertisements in respect of the applicable channels.

Amortization of the Company's infrastructure equipment and contractual agreements is included within direct broadcast operating costs.

Selling, General and Administrative Costs

Selling, general and administrative costs include:

- *Draws & Commissions (formerly referred to as "Success Fees")* – members of the Channel and Subscriber Acquisition Group have historically been granted payments based on business development activities. These payments - sometimes referred to internally as "draws", "bonuses", "success fees" or "commissions" (collectively referred to herein as "Draws & Commissions") have in the past been primarily related to individual and team efforts to secure channel partner agreements and content distribution agreements. A small number of sales agents have fixed commission arrangements, but the vast majority of Draws & Commissions are determined at the discretion of Management;

- *Travel* – relates to travel expenses primarily for members of the Channel and Subscriber Acquisition Group who travel throughout the world to source and develop new channel partner and content distribution relationships, and inter-office travel;

- *Rent* – represents fees paid for leased offices;

- *Professional fees* – comprise legal and accounting costs;

- *Wages and benefits* – the Company currently employs both full-time and part-time employees;

- *Subcontracting* – for various services provided by consultants, and independent contractors throughout the world. Included in this figure are payments made to certain consulting/subcontracting entities related to members of management who are not compensated as employees; and

- *Marketing* – the Company incurs expenses for both global and local marketing programs that focus on various target ethnic communities. These initiatives include both on-line and offline marketing expenditures. These expenditures also include search engine marketing and search engine optimization.

JumpTV expects that selling, general and administrative costs will increase in the future as JumpTV incurs additional costs related to the growth of its business and costs associated with operating as a public company, including the costs of public reporting and supporting increased compliance requirements.

Stock-based Compensation

The Company accounts for all stock options and warrants using a fair value-based method. The fair value of each stock option and warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model and the related stock-based compensation expense is recognized over the vesting period. The offsetting entry is an increase to contributed surplus for an amount equal to the stock-based compensation expense related to the issuance of stock options. Upon exercise, the proceeds of the options and warrants together with the fair value recorded in contributed surplus are reclassified to share capital.

Stock appreciation rights give the holder the right to elect to either receive cash in an amount equal to the excess of the quoted market price over the stock appreciation right price or to receive common shares equal to the fair value of the common shares less the exercise price divided by the market value of the common shares from treasury or receive common shares by making a cash payment equal to the exercise price. The Company's Board of Directors has discretionary authority to accept or reject a cash payment request in whole or in part. Stock-based compensation expense is calculated as the amount by which the quoted market price exceeds the option price with ongoing measurement of the outstanding liability. The liability is entitled accrued stock appreciation rights and is classified as a current liability on the consolidated balance sheets. If the holder elects to purchase common shares, the liability is credited to contributed surplus.

Restricted share units give the holder the right to one common share for each vested restricted share plan unit. These awards vest on a monthly basis over the vesting period which is four years. Stock-based compensation expense related to restricted share units is accrued over the term of the vesting period based on the expected market value of the shares when the shares are issued, which generally coincides with the period that vesting occurs.

Year ended December 31, 2006 compared to the Nine months ended December 31, 2005

	2006	2005	Change
Revenue	$ 2,061,031	$ 1,081,268	$ 979,763
Direct broadcast operating costs	(2,569,648)	(1,518,978)	(1,050,670)
	(508,617)	(437,710)	(70,907)
Other costs and expenses			
Selling, general and administrative	21,690,938	3,990,732	17,700,206
Stock-based compensation	4,097,351	203,934	3,893,417
Amortization of property, plant and equipment	128,549	27,939	100,610
Amortization of intangible assets	22,401	-	22,401
	25,939,239	4,222,605	21,716,634
Loss before the following	(26,447,856)	(4,660,315)	(21,787,541)
Loss (gain) on foreign exchange	186,990	(4,391)	191,381
Interest income	(1,083,050)	(41,654)	(1,041,396)
Loss before income taxes	(25,551,796)	(4,614,270)	(20,937,526)
Provision for income taxes	45,300	16,800	28,500
Net loss for the period	$ (25,597,096)	$ (4,631,070)	$ (20,966,026)
Loss per share - basic and diluted	$ (0.99)	$ (0.35)	$ (0.64)
Weighted average number of shares outstanding - basic and diluted	25,848,396	13,162,916	12,685,480

Revenue

Revenue increased from $1,081,268 for the nine months ended December 31, 2005 to $2,061,031 for the year ended December 31, 2006. The increase was due primarily to the increase in subscribers and the number of subscribers purchasing multi-channel packages. Refunds have not had a material effect in the determination of revenue recognized in either period.

Direct Broadcast Operating Costs

Direct broadcast operating costs increased from $1,518,978 for the nine months ended December 31, 2005 to $2,569,648 for the year ended December 31, 2006. During the year ended December 31, 2006, there was an overall increase in direct broadcast operating costs due to an increase in the number of channels being streamed and the increase in the number of subscribers. For the year ended December 31, 2006 the Company incurred approximately 22% of revenue in channel licensing fees to its channel partners, which is consistent with 22% for the nine months ended December 31, 2005. Furthermore, the Company included amortization in the amount of $127,634 on its infrastructure equipment and $35,959 on its intangible assets during the year ended December 31, 2006 as compared to $12,226 and nil, respectively during the nine months ended December 31, 2005.

Selling, General and Administrative Costs

Selling, general and administrative costs increased from $3,990,732 for the nine months ended December 31, 2005 to $21,690,938 for the year ended December 31, 2006. The increase was due to the following:

- Wages and benefits increased from $289,777 for the nine months ended December 31, 2005 to $5,088,025 for the year ended December 31, 2006, as the number of employees being paid increased from 23 at December 31, 2005 to over 100 at December 31, 2006.
- Subcontracting/consulting increased from $825,548 for the nine months ended December 31, 2005 to $4,225,642 for the year ended December 31, 2006. The increase was due to the increase in expenditures to third parties for technology development.
- Draws & Commissions increased from $1,242,909 for the nine months ended December 31, 2005 to $1,316,415 for the year ended December 31, 2006. Draws and commissions were paid to individuals who Management determined were primarily responsible for new channel partner agreements.
- Travel increased from $503,277 for the nine months ended December 31, 2005 to $1,988,288 for the year ended December 31, 2006. The primary reason for the substantial increase was travel expenses incurred in connection with the signing of new channel partner agreements throughout the world and to a lesser extent travel between offices.
- Professional fees increased from $300,390 for the nine months ended December 31, 2005 to $1,585,112 for the year ended December 31, 2006. The increase was due to fees associated with public company compliance and increased legal and audit fees due to increased commercial activity.
- Rent increased from $96,847 for the nine months ended December 31, 2005 to $531,397 for the year ended December 31, 2006. The increase was due to the opening of offices in Mississauga, Dubai, London, and representative offices in Bangkok, Amman, Singapore, Kampala and Sao Paolo. The office located in Mississauga was a temporary office that was closed subsequent to December 31, 2006.
- Marketing expenditures increased from $146,054 for the nine months ended December 31, 2005 to $1,668,626 for the year ended December 31, 2006. The increase was primarily due to marketing expenditures principally in respect of search engine marketing and search engine optimization efforts.

Loss (Gain) on Foreign Exchange

For the year ended December 31, 2006, JumpTV incurred a foreign exchange loss of $186,990 as compared to a gain of $4,391 for the nine months ended December 31, 2005. The change was primarily due to translation of balance sheet items from their respective currencies to the Company's reporting currency, US dollars.

Stock-based Compensation

Stock-based compensation expense increased from $203,934 for the nine months ended December 31, 2005 to $4,097,351 for the year ended December 31, 2006. The increase was primarily due to compensation costs recognized on restricted share plan units in the amount of $1,631,382 and stock appreciation rights of $1,087,761 for which no expense was recorded in the nine months ended December 31, 2005. In addition, compensation costs related to stock options increased by $1,040,722 for the year ended December 31, 2006 as compared to the nine-months ended December 31, 2005.

Interest Income

Interest income increased from $41,654 for the nine months ended December 31, 2005 to $1,083,050 for the year ended December 31, 2006. The substantial increase was due to an increase in funds in the Company's interest-bearing cash accounts as a result of the Company's IPO in August 2006.

Amortization of property, plant and equipment

Amortization increased from $27,939 for the nine months ended December 31, 2005 to $128,549 for the year ended December 31, 2006. The increase was primarily due to the purchase of office related computer equipment during the year.

Amortization of intangible assets

Amortization increased from nil for the nine months ended December 31, 2005 to $22,401 for the year ended December 31, 2006. The increase was due to amortization recorded on intangible assets acquired as part of the HVMedia acquisition.

Provision for Income Taxes

The increase in income taxes from $16,800 for the nine months ended December 31, 2005 to $45,300 for the year ended December 31, 2006 relates to U.S. tax obligations regarding the Company's U.S. operations.

SELECTED CONSOLIDATED UNAUDITED QUARTERLY FINANCIAL INFORMATION

AND REVIEW OF FOURTH – QUARTER PERFORMANCE

The following tables set out selected consolidated unaudited financial information for each of the last eight quarters with the last one being the most recent quarter ended December 31, 2006. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements as filed on www.sedar.com, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as any indication of any future period.

	2006				2005			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Income Statement Data:								
Revenue	748,864	534,671	426,988	350,508	387,093	337,389	356,786	275,987
Direct broadcast operating costs	(1,132,535)	(706,102)	(480,681)	(250,330)	(357,147)	(97,757)	(1,064,074)	(111,805)
Net loss for the period	(8,676,543)	(6,494,411)	(6,449,005)	(3,977,137)	(2,556,145)	(1,086,525)	(988,400)	(46,354)
Basic and diluted loss per share	(0.25)	(0.23)	(0.31)	(0.21)	(0.16)	(0.08)	(0.10)	(0.01)

Three months ended December 31, 2006 compared to the Three months ended December 31, 2005

Revenue

Revenue increased from $387,093 for the three months ended December 31, 2005 to $748,864 for the three months ended December 31, 2006. The increase was due primarily to the increase in subscribers and the number of subscribers purchasing multi-channel packages. Refunds have not had a material effect in the determination of revenue recognized in either period.

Direct Broadcast Operating Costs

Direct broadcast operating costs increased from $357,147 for the nine months ended December 31, 2005 to $1,132,535 for the three months ended December 31, 2006. During the three months ended December 31, 2006, there was an overall increase in direct broadcast operating costs due to an increase in the number of channels being streamed and the increase in the number of subscribers. For the three months ended December 31, 2006 the Company incurred approximately 24% of revenue in channel licensing fees to its channel partners, as compared to approximately 22% for the three months ended December 31, 2005. Furthermore, the Company included amortization in the amount of $34,896 on its infrastructure equipment and $35,959 on its intangible assets during the three months ended December 31, 2006 as compared to $12,226 and nil, respectively during the three months ended December 31, 2005.

Selling, General and Administrative Costs

Selling, general and administrative costs increased from $2,508,341 for the three months ended December 31, 2005 to $7,151,488 for the three months ended December 31, 2006. The increase was due to the following:

- Wages and benefits increased from $230,888 for the three months ended December 31, 2005 to $1,837,652 for the three months ended December 31, 2006, as the number of employees being paid increased from 23 at December 31, 2005 to over 100 at December 31, 2006.
- Subcontracting/consulting increased from $466,987 for the three months ended December 31, 2005 to $957,335 for the three months ended December 31, 2006. The increase was due to the increase in expenditures to third parties for technology development.
- Draws & Commissions decreased from $720,016 for the three months ended December 31, 2005 to $302,046 for the three months ended December 31, 2006. Draws and commissions were paid to individuals who Management determined were primarily responsible for new channel partner agreements.
- Travel increased from $318,240 for the three months ended December 31, 2005 to $526,803 for the three months ended December 31, 2006. The primary reason for the substantial increase was travel expenses incurred in connection with the signing of new channel partner agreements throughout the world and to a lesser extent travel between offices.
- Professional fees increased from $235,476 for the three months ended December 31, 2005 to $699,345 for the three months ended December 31, 2006. The increase was due to fees associated with public company compliance and increased legal and audit fees due to increased commercial activity.
- Rent increased from $44,814 for the three months ended December 31, 2005 to $185,183 for the three months ended December 31, 2006. The increase was due to the opening of offices in Mississauga, Dubai, London, and representative offices in Bangkok, Amman, Singapore, Kampala and Sao Paolo. The office located in Mississauga was a temporary office that was closed subsequent to December 31, 2006.
- Marketing expenditures increased from $111,651 for the three months ended December 31, 2005 to $892,125 for the three months ended December 31, 2006. The increase was primarily due to marketing marketing expenditures principally in respect of search engine marketing and search engine optimization efforts.

Loss on Foreign Exchange

For the three months ended December 31, 2006, JumpTV incurred a foreign exchange loss of $286,237 as compared to a loss of $8,666 for the three months ended December 31, 2005. The change was primarily due to translation of balance sheet items from their respective currencies to the Company's reporting currency, US dollars.

Stock-based Compensation

Stock-based compensation expense increased from $83,646 for the three months ended December 31, 2005 to $1,352,650 for the three months ended December 31, 2006. The increase was primarily due to compensation costs recognized on restricted share plan units in the amount of $416,447 and stock appreciation rights of $463,902 for which no expense was recorded in the three months ended December 31, 2005.

Interest Income

Interest income increased from $36,391 for the three months ended December 31, 2005 to $575,378 for the three months ended December 31, 2006. The substantial increase was due to an increase in funds in the Company's interest-bearing cash accounts as a result of the Company's IPO in August 2006.

Amortization of property, plant and equipment

Amortization increased from $16,229 for the three months ended December 31, 2005 to $46,473 for the three months ended December 31, 2006. The increase was primarily due to the purchase of office related computer equipment during the year.

Amortization of intangible assets

Amortization increased from nil for the three months ended December 31, 2005 to $22,401 for the three months ended December 31, 2006. The increase was due to amortization recorded on intangible assets acquired as part of the HVMedia acquisition.

Provision for Income Taxes

The increase in income taxes from $5,600 for the three months ended December 31, 2005 to $9,000 for the three months ended December 31, 2006 relates to U.S. tax obligations regarding the Company's U.S. operations.

RISK ASSESSMENT

The following are specific and general risks that could affect the Company and that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently believe to be material, could impair the Company's business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition.

Risk Factors Related to JumpTV's Business

JumpTV has a short operating history, which makes it difficult to evaluate JumpTV's prospects.

JumpTV's business has a short operating history. From JumpTV's inception, it has incurred substantial net losses and JumpTV expects such losses to increase. JumpTV will require expenditures of significant funds for marketing, building its subscriber management systems, programming and website development, maintaining adequate video streaming and database software, pursuing and maintaining channel distribution agreements with its channel partners, acquiring and maintaining Internet broadcasting rights to its content and the construction and maintenance of the JumpTV Delivery Infrastructure and office facilities. If JumpTV is ultimately unable to generate sufficient revenue to become profitable and have sustainable positive cash flows, prospective purchasers could lose their investment.

Demand for JumpTV's service may be insufficient for it to achieve and sustain profitability.

JumpTV offers an emerging service and it cannot estimate with any certainty the potential subscriber demand for its service or its ability to satisfy that demand. Among other things, subscriber acceptance of JumpTV's ethnic television programming will depend upon:

- whether JumpTV acquires, broadcasts and markets high quality programming consistent with subscribers' tastes;
- the willingness of subscribers to pay subscription fees to obtain JumpTV's service;
- the cost and availability of technology, such as computer hardware and high-speed Internet connections, that are sufficient to utilize JumpTV's service;
- the acceptance of JumpTV's subscriber management systems; and
- the marketing and pricing strategies that JumpTV employs relative to those of its competitors.

Potential subscribers for JumpTV's service will have diverse preferences that may not be sufficiently addressed by JumpTV's programming content. If demand for JumpTV's service does not develop as expected, then it may not be able to generate enough revenue to generate positive cash flow or achieve and sustain profitability. JumpTV's results of operations will depend largely upon its ability to increase its subscriber base while maintaining its preferred pricing structure, managing costs and controlling subscriber Churn rates. JumpTV cannot guarantee that it will be effective in addressing these matters.

Markets

The Company operates in competitive and evolving markets locally, nationally and globally. These markets are subject to rapid technological change and changes in customer preferences and demand. There can be no assurance that the Company will be able to obtain market acceptance or compete for market share.

Acquisition Strategy

The Company believes the acquisition of other businesses may enhance its strategy of expanding its product offerings and customer base. The successful implementation of such acquisition strategy depends on the Company's ability to identify suitable acquisition candidates, acquire such companies on acceptable terms, integrate the acquired company's operations and technology successfully with its own and maintain the goodwill of the acquired business. The Company is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates, or the likelihood that any potential acquisition will be completed. In addition, while Management believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to:

- a diversion of Management's attention from other business concerns;
- failure to effectively assimilate the acquired technology or assets into the Company's business;
- the potential loss of key employees or customers from either the Company's current business or the business of the acquired company; and
- the assumption of significant and/or unknown liabilities of the acquired company.

There can be no assurance that the Company will be able to successfully identify, consummate or integrate any potential acquisitions into its operations. In addition, future acquisitions may result in potentially dilutive issuances of equity securities, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Possible delays and increased development costs could harm JumpTV's business.

Many of the problems, delays and expenses encountered by an enterprise in its early stage may be beyond JumpTV's control. Such problems may include, but are not limited to, problems related to technical development of the JumpTV Delivery Infrastructure, testing, regulatory policy and regulatory compliance, the competitive and regulatory environment in which JumpTV operates, marketing problems, customer acceptance and costs and expenses that may exceed current estimates.

Delays in the timely design, construction, deployment and commercial operation of JumpTV's business, and consequently the achievement of positive cash flow, could result from a variety of causes, including many causes that are beyond JumpTV's control. Such delays include, but are not limited to, delays in the integration of new channels into JumpTV's product offering, changes in the technical specifications of the JumpTV Delivery Infrastructure made to correct or enhance its features, performance or marketability or in response to regulatory developments or otherwise, delays encountered in the construction, integration or testing of the JumpTV Delivery Infrastructure and other systems, unsuccessful commercial launches of new programming content, delays in JumpTV's ability to obtain financing, insufficient or ineffective service provider marketing efforts and slower-than-anticipated consumer acceptance of Internet based television. Substantial delays in any of these matters could delay or prevent JumpTV's achievement of profitable operations.

JumpTV relies on its channel partners for the provision of its broadcasting content.

JumpTV's success as a business depends significantly on its relationships with its channel partners. JumpTV enters into channel partner agreements to acquire the Internet broadcasting rights to ethnic programming content. JumpTV's success as a business depends on cooperation with its channel partners, the programming content of its channel partners, and the overall success of its channel partners in providing marketable television programming. Because of JumpTV's dependency on its channel partners, should a channel partner's business suffer as a result of increased competition, increased costs of programming, technological problems, regulatory changes, adverse effects of litigation or other factors, JumpTV's business may suffer as well. Furthermore, a failure by a channel partner to perform its obligations under its channel partner agreement could have detrimental financial consequences for JumpTV's business. The channel partner agreements are for various terms and are generally terminable upon short notice after the expiration of the initial terms. If JumpTV is unable to renew or extend channel partner agreements at the conclusion of their respective terms, JumpTV may not be able to obtain substitute programming or substitute programming may not be comparable in quality or cost to its existing programming and JumpTV's business, financial condition and results of operations could be materially adversely affected. In addition, programming costs may continue to increase and JumpTV may be unable to pass programming costs on to its customers which could have a material adverse effect on its financial condition, profitability and cash flows.

JumpTV does not have exclusive Internet distribution rights to all of its channels and it may lose the exclusivity of the channels in which JumpTV does have exclusive Internet distribution rights.

10 of JumpTV's channel partner agreements do not give JumpTV the exclusive Internet distribution rights to the related channels. Currently, over 16% of JumpTV's subscriptions relate to these non-exclusive channels. If these channels are offered elsewhere on the Internet on more attractive terms, JumpTV could lose these subscribers, which would have an adverse effect on its results of operations. In addition, for many of the channels in respect of which JumpTV has the exclusive Internet distribution rights, the maintenance of the exclusive license is dependent upon JumpTV paying royalties equal to specified subscriber counts or attaining specified subscriber counts in respect of the applicable channel. There is no guarantee that JumpTV will meet the applicable subscriber or royalty levels in respect of the applicable channel partner agreements. The loss of any of JumpTV's exclusive licenses could have material adverse effect on JumpTV's business, financial condition and results of operations.

The costs of obtaining Internet distribution rights for new channels or renewing such rights for existing channels may be more costly than expected.

JumpTV must negotiate with potential channel partners to acquire the Internet broadcasting rights for ethnic television programming. In addition, JumpTV will need to renew its agreements with existing channel partners. JumpTV anticipates that, as the Internet television broadcasting market grows, license fees relating to Internet broadcasting rights for television programming (including ethnic television programming), or for the rights to substitute advertising into the live video streamers of the channels, will increase. License fees payable under the channel partner agreements may be significantly more costly to renew than anticipated.

In addition, many of the existing channel partner agreements have renewal mechanisms that are tied to JumpTV's ability to generate specified revenue share amounts or specified subscriber numbers in respect of particular channels. If JumpTV is unable to meet these targets, then JumpTV may have to renegotiate the channel partner agreements when they come up for renewal. Renegotiated license fees may be more expensive than anticipated. JumpTV may be unable to obtain ethnic television programming consistently at a reasonable cost or that is appealing to its customers, which may adversely affect JumpTV's marketing efforts, reputation, brand and revenue.

There is uncertainty relating to the ability of JumpTV to enforce its rights under the channel partner agreements.

Many of the channel partner agreements are with foreign entities and are governed by the laws of foreign jurisdictions. If a channel partner breaches a channel partner agreement, then JumpTV will incur the additional costs of determining its rights and obligations under the agreement under applicable foreign laws and enforcing the agreement in a foreign jurisdiction. Many of the jurisdictions to which channel partner agreements are subject do not have sophisticated and/or impartial legal systems and JumpTV may face practical difficulties in enforcing any of its rights in such jurisdictions. JumpTV may not be able to enforce such rights or may determine that it would be too costly to enforce such rights. In addition, many of the channel partner agreements contain arbitration provisions that govern disputes under the agreements and there is uncertainty with respect to the enforceability of such arbitration provisions under the laws of related foreign jurisdictions. If a dispute were to arise under a channel partner agreement and the related arbitration provision was not effective, then JumpTV would be exposed to the additional costs of settling the dispute through traditional legal avenues rather than through an arbitration process.

JumpTV's business may be impaired by third party intellectual property rights in the programming content of its channel partners.

JumpTV relies on its channel partners to secure the primary rights to re-distribute programming and other content over the Internet. There is no assurance that the channel partners have successfully licensed all relevant programming components that are necessary for Internet re-distribution. Other parties may claim certain intellectual property rights in the content that JumpTV licenses from its channel partners. For example, channel partners may not have sufficient rights in the underlying content to license distribution rights to their channels to JumpTV, or a channel partner may not identify programming that JumpTV is not permitted to distribute in time for JumpTV to stop distribution of the offending programming. In addition, as the Internet video broadcasting market grows, advertisers may begin to attempt to enforce intellectual property rights in advertisements included in JumpTV's channel partners' programming, and JumpTV may inadvertently infringe the intellectual property rights of such advertisers by distributing such advertisements over the Internet or by inserting its own advertising in replacement of such advertisements.

In the event that the channel partners are in breach of the distribution rights related to specific programming and other content, JumpTV may be required to cease distributing or marketing the relevant content to prevent any infringement of related rights, and may be subject to claims of damages for infringement of such rights. JumpTV may also be required to claim against the channel partners if the distribution rights related to specific programming is breached and there is no assurance that JumpTV would be successful in any such claim.

JumpTV may be subject to other third party intellectual property rights claims.

Companies in the Internet, technology and media industries often own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As JumpTV faces increasing competition, the possibility of intellectual property rights claims against it grows. JumpTV's technologies may not be able to withstand third party claims or rights against their use. Intellectual property claims, whether having merit or otherwise, could be time consuming and expensive to litigate or settle and could divert management resources and attention. In addition, many of its agreements with network service providers require JumpTV to indemnify them for third party intellectual property infringement claims, which could increase JumpTV's costs as a result of defending such claims and may require that JumpTV pays the network service providers' damages if there were an adverse ruling in any such claims.

If litigation is successfully brought by a third party against JumpTV in respect of intellectual property, JumpTV may be required to cease distributing or marketing certain products or services, obtain licenses from the holders of the intellectual property at material cost, redesign affected products in such a way as to avoid infringing intellectual property rights or seek alternative licenses from other third parties which may offer inferior programming, any or all of which could materially adversely affect JumpTV's business, financial condition and results of operations. If those intellectual property rights are held by a competitor, JumpTV may be unable to obtain the intellectual property at any price, which could also adversely affect JumpTV's competitive position. An adverse determination could also prevent JumpTV from offering its services and could require that JumpTV procure substitute products or services. Any of these results could harm JumpTV's business, financial condition and results of operations.

JumpTV relies on its channel partners to ensure intellectual property rights compliance globally.

JumpTV is exposed to liability risk in respect of the content that it rebroadcasts over the Internet, relating to both infringement of third party rights to the content, and infringement of the laws of various jurisdictions governing the type and/or nature of the content. JumpTV relies in large part on the channel partners' obligations under the channel partner agreements to advise JumpTV of its content so that JumpTV may take appropriate action if such content is not intellectual property rights compliant or is otherwise obscene, defamatory or indecent. There is a risk that the channel partners will not advise JumpTV in time, or at all, in respect of such content, and expose JumpTV to liability for its rebroadcast over the Internet.

JumpTV's business depends upon its ability to acquire and maintain programming that is attractive to current and future subscribers, the loss of which could reduce the demand for JumpTV's service to subscribers and advertisers and could adversely affect JumpTV's business.

Television content distribution is an inherently risky business because the revenues derived from the distribution of programming depend primarily upon its acceptance by the public, which is difficult to predict. The commercial success of television programming also depends upon the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which are difficult to predict.

JumpTV's objective is to acquire and maintain programming that sustains loyal audiences in or across various demographic groups. The attractiveness of JumpTV's channel offerings and their ability to retain and grow their respective audiences will be an important factor in JumpTV's ability to sell subscriptions and, in the future, advertising. JumpTV's channel offerings may not attract or retain the number of subscribers that it anticipates and some channel content may offend or alienate subscribers that are outside of the target audience for that content. There can be no assurance that JumpTV's channel offerings will be able to retain their respective audiences. If JumpTV loses the Internet broadcasting rights to one or more of its channels, and fails to attract comparable programming with similar audience loyalty, the attractiveness of JumpTV's service could decline and JumpTV's business could be adversely affected.

Failure of JumpTV's Delivery Infrastructure to perform consistently or failure by JumpTV to replace its existing Internet broadcasting technology on a timely basis could adversely affect its business.

JumpTV's success as a business depends, in part, on its ability to provide consistently high quality video streams to subscribers via the JumpTV Delivery Infrastructure and Internet broadcasting and video streaming technology. There is no guarantee that the JumpTV Delivery Infrastructure and/or JumpTV's Internet broadcasting and video streaming technology will not experience problems or other performance issues. If the JumpTV Delivery Infrastructure or Internet broadcasting and video streaming technology fails or suffers performance problems, then it would likely affect the quality and interrupt the continuation of JumpTV's service and significantly harm JumpTV's business.

JumpTV's Delivery Infrastructure could suffer failures or damage due to events that are beyond JumpTV's control, which could adversely affect JumpTV's brand and operating results.

JumpTV's Delivery Infrastructure is susceptible to natural or man-made disasters such as earthquakes, floods, fires, power loss and sabotage, as well as interruptions from technology malfunctions, computer viruses and hacker attacks. Other potential service interruptions may result from unanticipated demands on network infrastructure, increased traffic or problems in customer service. JumpTV's ability to control technical and customer service issues is further limited by its dependence on its channel partners for technical integration of the JumpTV Delivery Infrastructure. JumpTV may not carry sufficient business interruption insurance to compensate for losses that could occur as a result of an interruption in JumpTV's services. Significant disruptions in the JumpTV Delivery Infrastructure could harm JumpTV's goodwill and the JumpTV brand and ultimately could significantly and negatively impact the amount of revenue it may earn from its service.

The successful operation of JumpTV's business depends upon the supply of critical elements from third parties and any interruption in that supply could cause service interruptions or reduce the quality of product offerings.

JumpTV depends upon third parties for several critical elements of its technology and infrastructure, including its principal Internet connections and network access, and for the provision of programming in connection with its service. Many of these tasks will be dependent on the efforts and performance of third parties that are outside of JumpTV's control, including the channel partners and other third party content delivery providers. Any disruption in the Internet or network access provided by third party providers, or any failure of third party providers to handle current or higher volumes of use or perform in a satisfactory manner, could significantly harm JumpTV's business, operating results and financial condition. Financial difficulties experienced by third party providers could have negative consequences to the business of JumpTV.

Dependence on Key Personnel and Relationships

JumpTV is dependent on key members of its senior management, including G. Scott Paterson and Kaleil Isaza Tuzman. JumpTV has not obtained key-man insurance for any member of senior management other than Mr. Paterson. In addition, innovation is important to JumpTV's success and JumpTV depends on the continued efforts of its executive officers and key employees, who have specialized technical knowledge regarding the JumpTV Delivery Infrastructure and information technology systems and significant business knowledge regarding the Internet video broadcasting industry and subscription services. JumpTV expects that it will need to hire additional personnel in designated growth areas. The market for the services of qualified personnel is competitive and JumpTV may not be able to attract and retain key employees. If JumpTV loses the services of one or more of its key senior officers or employees, or fails to attract qualified replacement personnel, then JumpTV's business and future prospects could be materially adversely affected.

JumpTV may have difficulty scaling and adapting its existing systems architecture to accommodate increased traffic, technology advances or customer requirements.

In the future, JumpTV may be required to make changes to its systems architecture or move to a completely new architecture. If it is required to switch architectures, JumpTV may incur substantial costs and experience delays or interruptions in its service. These delays or interruptions in its service may cause users and customers to become dissatisfied with its service and move to competing providers of IPTV services. To the extent that demand for JumpTV's broadcast services content and other media offerings increases, it will need to expand its infrastructure, including the capacity of its hardware servers and the sophistication of its software. This expansion is likely to be expensive and complex, and require additional technical expertise. An unanticipated loss of traffic, increased costs, inefficiencies or failures to adapt to new technologies or user requirements and the associated adjustments to its systems architecture could harm JumpTV's operating results and financial condition.

Increased Subscriber Acquisition Costs could adversely affect JumpTV's financial performance.

JumpTV anticipates spending substantial funds on advertising and other marketing to attract new subscribers and maintain JumpTV's subscriber base. JumpTV's ability to achieve break even cash flows depends on its ability to achieve and maintain lower Subscriber Acquisition Costs over time. JumpTV's Subscriber Acquisition Costs, both in the aggregate and on a per new subscriber basis, may materially increase in the future to the extent that JumpTV introduces new promotions, whether in response to competition or otherwise. Any material increase in subscriber acquisition or retention costs from current levels could have a material adverse effect on JumpTV's business, financial condition and results of operations.

Increased subscriber turnover could adversely affect JumpTV's financial performance.

Subscriber Churn has a significant financial impact on the results of JumpTV's operations. JumpTV cannot reliably predict the amount of Churn that it will experience over the long term. Subscriber Churn may be negatively impacted by a number of factors, including but not limited to, an increase in competition from other ethnic television providers, other Internet video providers, new technology entrants and programming theft. There can be no assurance that these and other factors will not contribute to relatively higher Churn than JumpTV has experienced historically. To the extent that JumpTV's Churn is greater than currently anticipated, it may be more costly for JumpTV to acquire a sufficient customer base to generate revenue that will enable it to become profitable and reach and sustain positive cash flow.

Competition from traditional and other emerging video entertainment providers could adversely affect JumpTV's revenue.

In seeking market acceptance, JumpTV will encounter competition for both subscribers and advertising revenue from many sources, including other Internet television broadcasters, direct broadcast satellite television services and digital and traditional cable systems that carry ethnic television programming. Traditional cable and satellite television already has a well established and dominant market presence for its services, and Internet portals, video file sharing service providers and other third party providers of video content over the Internet may distribute ethnic video content. Many of these competitors have substantially greater financial, marketing and other resources than JumpTV. In addition, potential customers of JumpTV may be slow to adopt, or may refuse to adopt, the Internet as the medium through which they receive television programming. As the Internet video broadcasting market grows (resulting from higher bandwidths, faster modems and wider programming selections), an increasing number of Internet based video program offerings may be available to current and potential customers of JumpTV. In addition, JumpTV's competitors, in both the traditional satellite and cable television broadcasting and IPTV markets, could exclusively contract with ethnic channel providers that are not under contract with JumpTV creating significant competition in both the ethnic broadcasting and IPTV markets. JumpTV's revenue could be materially adversely affected if it is unable to compete successfully with traditional and other emerging providers of video programming services.

JumpTV has to keep up with rapid technological change to remain competitive in its rapidly evolving industry.

JumpTV's future success will depend on its ability to adapt to rapidly changing technologies, to adapt its services to evolving industry standards and to improve the performance and reliability of its services. New technologies could enable competitive product offerings and adversely affect JumpTV, and JumpTV's failure to adapt to such changes could seriously harm its business.

JumpTV may not be successful in developing a version of its service that will gain widespread adoption by users of alternate devices to access the Internet.

In the coming years, the number of individuals who access the Internet through devices other than a personal computer, such as personal digital assistants, mobile telephones and television set-top devices, is expected to increase dramatically. JumpTV's services are designed for rich, graphical environments such as those available on personal and laptop computers. The lower resolution, functionality and memory associated with alternative devices may make the broadcast of content through such devices difficult, and JumpTV may be unsuccessful in its efforts to provide a compelling service for users of alternative devices. If JumpTV is unable to attract and retain a substantial number of alternative device users to its services, it will fail to capture a sufficient share of an increasingly important portion of the market for online media.

In addition, JumpTV intends to introduce new services and/or functionalities to increase its subscriber base and long-term profitability, such as targeted advertising insertion and personal video recording. These services are dependent on successful integration of new technologies into the JumpTV Delivery Infrastructure, negotiations with third party content and network system providers, subscriber acceptance and the maintenance of future technologies to support these services. If JumpTV is unsuccessful in implementing such services, or the economic attractiveness of these services is lower than anticipated, then JumpTV's business and operating results could be adversely affected.

JumpTV may need additional financing to fund its continued growth, which may not be available.

JumpTV's ability to increase revenue will depend in part on its ability to continue growing the business by maintaining and increasing the subscriber base, which may require significant additional capital that may not be available to JumpTV. JumpTV may need additional financing due to future developments, changes in its business plan or failure of the business plan to succeed, which could result from increased marketing, distribution or programming costs. JumpTV's actual funding requirements could vary materially from its current estimates. If additional financing is needed, JumpTV may not be able to raise sufficient funds on favourable terms or at all. If JumpTV issues shares in the future, such issuance will result in the then existing Shareholders sustaining dilution to their relative proportion of the equity in JumpTV. If JumpTV fails to obtain any necessary financing on a timely basis, then its ability to execute the current business plan may be limited, and its business could be adversely affected.

Weaker than expected market and advertiser acceptance of Internet video broadcasting could adversely affect JumpTV's future advertising revenue and results of operations.

JumpTV intends to derive a portion of its future revenue from advertising, and therefore market and advertiser acceptance of Internet broadcasting services will be important to the success of JumpTV's business. JumpTV's ability to generate advertising revenue will be directly affected by the number of subscribers to its service and the amount of time subscribers spend viewing JumpTV's various program offerings. JumpTV's ability to generate advertising revenue will also depend on several other factors, including the level and type of market penetration of JumpTV's service, broadening its relationships with advertisers to small and medium size businesses, its user base being attractive to advertisers, its ability to derive better demographic and other information from users, the acceptance of IPTV by advertisers as an advertising medium, its ability to transition and expand into other forms of advertising, competition for advertising funds from other media and changes in the advertising industry and economy generally. JumpTV will compete directly for audiences and advertising revenue with other Internet video broadcasters, direct broadcast satellite television providers and digital and traditional cable providers, some of which maintain longstanding relationships with advertisers and possess greater resources than JumpTV.

Advertising is a discretionary business expense for many business organizations and industries. Consequently, a potential slowdown in the economies or in a particular business sector that represents a significant share of JumpTV's advertising revenue, could adversely affect JumpTV's advertising revenue and results of operations. In addition, advertising on the Internet may fall out of favour with advertisers. JumpTV's expense levels are based in part on expectations of future revenue. JumpTV may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall.

The sources of Internet advertising revenues are changing and as a result, JumpTV must adapt to the needs of a changing mix of advertisers to maximize advertising revenue.

The sources of Internet advertising revenues are shifting from Internet companies to companies in more traditional lines of business. These advertisers often have substantially different requirements and expectations than Internet companies with respect to advertising programs. In addition, companies in more traditional lines of business have only recently begun to increase their aggregate commitments to Internet advertising. JumpTV's advertising revenues and results of operations could be adversely affected if JumpTV is unsuccessful in adapting to the needs of the changing mix of advertisers on the Internet.

In addition, JumpTV's revenue model may become increasingly supported by advertising revenues in response to competition or in an attempt to maximize long-term revenues. There can be no assurances that JumpTV would be successful in sustaining an advertising based revenue model if it were to switch from its current subscription based revenue model.

Decreases or delays in advertising spending due to general economic downturns could harm JumpTV's ability to generate advertising revenue.

Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. The overall market for advertising, including Internet advertising, has periodically been characterized by soft demand and the reduction of marketing and advertising budgets, or the delay in spending of budgeted resources. As a result, advertising spending may decrease. The decrease in or delay of advertising spending could reduce JumpTV's future revenue and negatively impact its business, financial condition and results of operations.

JumpTV may be unable to manage rapidly expanding operations.

JumpTV is continuing to grow and diversify its business both domestically and internationally. As a result, JumpTV will need to expand and adapt its operational infrastructure and increase the number of personnel in certain areas. If JumpTV is unable to manage its growth effectively, it could have a material adverse effect on JumpTV's business, financial condition and results of operations. To manage growth effectively, JumpTV must, among other things, continue to develop its internal and external sales forces, the JumpTV Delivery Infrastructure capability, its customer service operations and its information systems and maintain its relationships with channel partners. JumpTV will also need to continue to expand, train and manage its employee base, and JumpTV's management must assume even greater levels of responsibility. If JumpTV is unable to manage growth effectively, it may experience a decrease in subscriber growth and an increase in subscriber Churn, which could have a material adverse effect on JumpTV's financial condition, profitability and cash flows.

Acquisitions and strategic investments could adversely affect JumpTV's operations and result in unanticipated liabilities.

JumpTV may in the future acquire or make strategic investments in a number of companies, including through joint ventures. Such transactions may result in dilutive issuances of equity securities, use of cash resources, incurrence of debt and amortization of expenses related to intangible assets. JumpTV's acquisitions and strategic investments would be accompanied by a number of risks, including:

- the difficulty of assimilating operations and personnel of acquired companies into JumpTV's operations;
- the potential disruption of ongoing business and distraction of management;
- additional operating losses and expenses of the businesses acquired or in which JumpTV invests;
- the difficulty of integrating acquired technology and rights into JumpTV's services and unanticipated expenses related to such integration;
- the potential for patent and trademark infringement claims against the acquired company;
- the impairment of relationships with customers and partners of the companies JumpTV acquired or in JumpTV's customers and partners as a result of the integration of acquired operations;
- the impairment of relationships with employees of the acquired companies or JumpTV's employees as a result of integration of new management personnel;
- the difficulty of integrating the acquired company's accounting, management information, human resources and other administrative systems;
- in the case of foreign acquisitions, uncertainty regarding foreign laws and regulations and difficulty integrating operations and systems as a result of cultural, systems and operational differences; and
- the impact of known potential liabilities or unknown liabilities associated with the companies JumpTV acquires or in which it invests.

JumpTV's failure in addressing such risks in connection with future acquisitions and strategic investments could prevent JumpTV from realizing the anticipated benefits of such acquisitions or investments, causing it to incur unanticipated liabilities and harm JumpTV's business generally.

JumpTV's business depends on the continued growth and maintenance of the Internet infrastructure.

The success and the availability of Internet-based products and services depends in part upon the continued growth and maintenance of the Internet infrastructure itself, including its protocols, architecture, network backbone, data capacity and security. Spam, viruses, worms, spyware, denial of service attacks and other acts of malice may affect not only the Internet's speed, reliability and availability but also its continued desirability as a vehicle for commerce, information and user engagement. If the Internet proves unable to meet the new threats and increased demands placed upon it, JumpTV's business plans, user and advertiser relationships, site traffic and revenues could be adversely affected.

There is no assurance that the current costs of Internet connections and network access will not rise with increasing popularity of IPTV services which would adversely affect JumpTV's business.

JumpTV relies on Internet service providers for its principle connections and network access and to stream audio and video content to subscribers. As demand for IPTV services increases, there can be no assurance that Internet service providers will continue to price their network access services on reasonable terms. The delivery of streaming media requires delivery of large content files and providers of network access may change their business model and increase their prices significantly, which could slow the widespread acceptance of such services. In order for JumpTV's media content services to be successful, there must be a reasonable price model in place to allow for the continuous distribution of large streaming media files. JumpTV has limited or no control over the extent to which any of these circumstances may occur, and if network access prices rise significantly, then JumpTV's business and operating results would likely be adversely affected.

Internet transmissions may be subject to theft and malicious attacks, which could cause JumpTV to lose subscribers and revenue.

Like all Internet transmissions, JumpTV's broadcasts may be subject to interception and malicious attack. Pirates may be able to obtain or rebroadcast JumpTV's programs without paying fees to JumpTV. The JumpTV Delivery Infrastructure is exposed to spam, viruses, worms, spyware, denial of service or other attacks by hackers and other acts of malice. Theft of JumpTV's channels or attacks on JumpTV's Delivery Infrastructure would reduce future potential revenue and increase JumpTV's net Subscriber Acquisition Costs. In addition, theft of programming from JumpTV's competitors could increase JumpTV's own subscriber Churn rate.

Compromises of JumpTV's security technology could also adversely affect its ability to contract for licenses to distribute television programming over the Internet. JumpTV uses security measures intended to make theft of its channels more difficult. However, if JumpTV is required to upgrade or replace existing security technology, the cost of such security upgrades or replacements could have a material adverse effect on JumpTV's financial condition, profitability and cash flows. In addition, other illegal methods that compromise Internet transmissions may be developed in the future. If JumpTV cannot control compromises of its channels, then its revenue, net Subscriber Acquisition Costs, Churn and ability to contract for licenses to distribute television programming over the Internet could be materially adversely affected.

A bankruptcy of a third party with which JumpTV has a significant relationship could harm JumpTV's results of operations.

In the event that any of the third parties with whom JumpTV has significant relationships, including its channel partners and other suppliers, files a petition in or is assigned into bankruptcy or becomes insolvent, or makes any assignment for the benefit of creditors or makes any arrangements or otherwise becomes subject to any proceedings under applicable bankruptcy laws or insolvency laws with a trustee, or a receiver is appointed in respect of a substantial portion of its property, or such a third party liquidates or winds up its daily operations for any reason whatsoever, then JumpTV's business, financial position and results of operations may be materially and adversely affected.

Rapid technological and industry changes could make JumpTV's service obsolete.

The Internet video broadcasting industry and the Internet and the video entertainment industries in general are characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations and evolving industry standards. There is no assurance that one or more of the technologies that will be utilized by JumpTV will not become obsolete or that JumpTV's services will be in demand at the time they are offered. If JumpTV or its suppliers are unable to keep pace with technological and industry changes, JumpTV's business may be unsuccessful. Products using new technologies used by JumpTV or its suppliers, or emerging industry standards, could make technologies used by JumpTV or its suppliers obsolete. In addition, JumpTV may face unforeseen problems in operating the JumpTV Delivery Infrastructure that could harm its business. JumpTV will depend on third parties to develop technologies used in key elements of Internet video broadcasting and more advanced technologies that JumpTV may wish to use may not be available to it on reasonable terms or in a timely manner. Further, JumpTV's competitors may have access to technologies not available to JumpTV, which may enable its competitors to offer entertainment products of greater interest to consumers or at more competitive costs.

JumpTV cannot assure investors that it will be able to enhance its current services or develop new services at competitive prices or in a timely manner.

JumpTV's future success depends upon its ability to enhance its current services and develop and introduce new services that offer enhanced performance and functionality at competitive prices. JumpTV's business may be adversely affected if new technologically advanced services that JumpTV does not offer achieve acceptance among customers. JumpTV's inability, for technological or other reasons, to enhance, develop and introduce services in a timely manner, or at all, in response to changing market conditions or customer requirements could have a material adverse effect on JumpTV's operating results.

Privacy concerns relating to elements of JumpTV's service could damage its reputation and deter current and potential users from using its products and services.

From time to time, concerns may be expressed about whether JumpTV's products and services compromise the privacy of users and others. Concerns about JumpTV's collection, use or sharing of personal information or other privacy related matters, even if unfounded, could damage JumpTV's reputation and result in a loss of user confidence and ultimately in a loss of users, partners or advertisers, which could adversely affect JumpTV's business and operating results.

Changes in regulations or user concerns regarding privacy and protection of user data could adversely affect JumpTV's business.

Domestic and international laws and regulations may govern the collection, use, sharing and security of data that JumpTV receives from its users and channel partners. In addition, JumpTV has its own privacy policies and practices concerning the collection, use and disclosure of user data. Any failure, or perceived failure, by JumpTV to comply with its privacy policies or with any data-related consent orders, or with domestic or international privacy-related laws and regulations could result in proceedings or actions against JumpTV by governmental entities or others, which could potentially have an adverse effect on JumpTV's business.

There are a large number of legislative proposals pending before domestic and foreign governments concerning privacy issues related to Internet-based business. It is not possible to predict whether or when such legislation may be adopted. Certain proposals, if adopted, could impose requirements that may result in a decrease in JumpTV's user registrations and revenues. In addition, there is uncertainty in the interpretation and application of user data protection laws. These laws may be interpreted and applied inconsistently from country to country and inconsistently with JumpTV's current data protection policies and practices. Complying with these varying international requirements could cause JumpTV to incur substantial costs or require it to change its business practices in a manner adverse to its business.

JumpTV may have exposure to greater than anticipated tax liabilities.

JumpTV is subject to income taxes and non-income taxes in a variety of jurisdictions and its tax structure is subject to review by both domestic and foreign taxation authorities. The determination of its world-wide provision for income taxes and other tax liabilities requires significant judgment and, in the ordinary course of its business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although JumpTV believes that its estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded on JumpTV's consolidated financial statements and may materially affect JumpTV's financial results in the period or periods for which such determination is made.

JumpTV relies on insurance to mitigate certain risks and to the extent the cost of insurance increases or JumpTV is unable or chooses not to maintain sufficient insurance, its operating results may be adversely affected.

JumpTV contracts for insurance to cover certain potential risks and liabilities. In the current environment, insurance companies are increasingly specific about what they will and will not insure. It is possible that JumpTV may not be able to get enough insurance to meet its needs, may have to pay very high prices for the coverage or may not be able to acquire any insurance for certain types of business risk. In addition, JumpTV has in the past and may in the future choose not to obtain insurance for certain risks facing its business. This could leave JumpTV exposed to potential claims. If JumpTV was found liable for a significant claim in the future, its operating results could be negatively impacted. Also, to the extent the cost of maintaining insurance increases, its operating results will be negatively affected.

JumpTV has operated during periods in which it was not covered by adequate insurance. JumpTV is therefore exposed to the risk of having to finance any potential claims against JumpTV relating to the periods in which it was not covered. In addition, several of JumpTV's operating agreements contain covenants that require JumpTV to maintain a specified type and/or amount of insurance. JumpTV is in technical breach of these agreements by not having carried insurance as required under these covenants during particular periods and there is a risk that such agreements are terminable as a result of JumpTV's breach of the material terms thereof.

JumpTV is subject to foreign business, political and economic disruption risks.

JumpTV contracts with various entities from around the world, including in respect of the acquisition of the Internet distribution rights to the channels. As a result, JumpTV is exposed to foreign business, political and economic risks, which could adversely affect JumpTV's financial position and results of operations, including: (i) difficulties in managing channel partner relationships from outside of a channel partner's jurisdiction; (ii) political and economic instability, including international tension in Iraq, Korea, Syria, and Sudan; (iii) less developed infrastructures in newly industrializing countries; (iv) susceptibility to interruption of channel feeds in foreign areas due to war, terrorist attacks, medical epidemics, changes in political regimes and general interest rate and currency instability; (v) exposure to possible litigation or claims in foreign jurisdictions; and (vi) competition from foreign-based IPTV providers and the existence of protectionist laws and business practices that favour such providers.

Liability risk relating to the nature and/or type of content that JumpTV rebroadcasts over the Internet.

JumpTV may be liable, or alleged to be liable to third parties, if the content that it rebroadcasts is found to be obscene, indecent or defamatory. Any alleged liability could harm JumpTV's business by damaging its reputation, requiring JumpTV to incur legal costs in defense, exposing JumpTV to awards of damages and costs and diverting management's attention which could have an adverse effect on JumpTV's business, results of operations and financial condition.

Risk Factors Related to Regulatory Matters

Operating in Foreign Jurisdictions

The Company's current and future development opportunities partly relate to geographical areas outside of Canada. There are a number of risks inherent in international business activities, including government policies concerning the import and export of goods and services, costs of localizing products and subcontractors in foreign countries, costs associated with the use of foreign agents, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization and possible social, labour, political and economic instability. There can be no assurance that such risks will not adversely affect the Company's business, financial condition and results of operations.

Furthermore, a portion of the Company's expenditures and revenues will be in currencies other than the Canadian dollar. The Company's foreign exchange exposure may change over time with changes in the geographic mix of its business activities. Foreign currencies may be unfavourably impacted by global developments, country-specific events and many other factors. As a result, the Company's future results may be adversely affected by significant foreign exchange fluctuations.

JumpTV is subject to government regulation of the Internet, the impact of which is difficult to predict.

There are currently few laws or regulations directly applicable to the Internet. The application of existing laws and regulations to JumpTV relating to issues such as user privacy, defamation, pricing, advertising, taxation, promotions, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement can be unclear. In addition, JumpTV will also be subject to new laws and regulations directly applicable to its activities. Any existing or new legislation applicable to JumpTV could expose it to substantial liability, including significant expenses necessary to comply with such laws and regulations, and dampen the growth in use of the Internet.

Changes in applicable regulatory requirements could have significant adverse effects on JumpTV's business.

An important factor in achieving any sustained profitability for JumpTV will be its ability to maintain Internet broadcasting rights in respect of its channels. Television broadcasting rights are subject to significant regulatory oversight in many of the jurisdictions from which JumpTV's channels originate or into which JumpTV transmits its channels. There is a risk that Internet broadcasting rights to the channels, or the provision of Internet content generally, could become subject to these broadcasting regulations or to future government regulation in the jurisdictions from which the channels originate or in the jurisdictions into which JumpTV transmits its channels. Currently, JumpTV may fall within the statutory definition of a multichannel video program distributor ("MVPD"), making it subject to the provisions of the Communications Act of 1934 of the United States, as amended and Federal Communications Commission ("FCC") regulations applicable to MVPDs. However, the FCC has not ruled whether Internet distribution services are MVPDs, and as such, the Board of Directors do not consider that the statutory and regulatory requirements of MVPDs apply to the Company. If JumpTV were found to be an MVPD, JumpTV would be required to scramble any sexually explicit programming it distributed, close caption programs it offered subscribers and be subject to the FCC's equal employment opportunity rules but would not be subject to licensing, rate regulation or be required to secure approval before commencing service.

In addition, JumpTV itself could become subject to significant regulation by the Canadian Radio-television and Telecommunications Commission (the "CRTC") as a Canadian company providing video broadcasting services. Depending upon the circumstances, non-compliance with legislation or regulations promulgated by applicable regulatory authorities could result in a significant adverse effect on JumpTV's business, financial condition and results of operations, including the suspension or revocation of any licenses or registrations, the termination or loss of contracts or rights to distribute television programming over the Internet, a reduction in the amount of channels and other services available to the subscribers, or the imposition of contractual damages, civil fines or criminal penalties.

Governments and regulatory authorities in many jurisdictions regularly review their broadcasting rules and policies, including the application of those rules and policies to new and emerging media. Proposed amendments to the European Union's Television without Frontiers Directive, if adopted in their present form, could result in the provision of subscription television program services over the Internet in the United Kingdom and other European Union member countries becoming subject to regulation, including a licensing requirement. Whether JumpTV would be subject to such requirements, if adopted in their present form, is unclear. In Canada, the CRTC has recently announced a review of the future environment for the broadcasting system in Canada, including the effect of new media. While JumpTV is not aware of any proposed regulatory initiatives affecting IPTV in any of the jurisdictions in which its subscribers reside, there can be no assurance that television broadcasting regulations will not be amended in the future in a manner that requires JumpTV to be licensed in particular jurisdictions in order to continue broadcasting its channels to subscribers in those jurisdictions or which otherwise affects its operations in a materially adverse manner.

JumpTV may not be aware of certain foreign government regulations.

Because regulatory schemes vary by country, JumpTV may presently be subject to regulations in foreign countries of which it is not presently aware. If that were to be the case, then JumpTV could be subject to sanctions by a foreign government that could materially adversely affect its ability to broadcast content from channel partners in that country or to subscribers in that country. JumpTV cannot guarantee that any current regulatory approvals held by JumpTV are, or will remain, sufficient in the view of foreign regulatory authorities, or that necessary approvals, whether additional or otherwise, will be granted on a timely basis or at all, in all jurisdictions in which JumpTV has channel partners or subscribers, or that applicable restrictions in those jurisdictions will not be unduly burdensome. The failure to obtain the authorizations necessary to acquire or distribute television programming over the Internet internationally could have a material adverse effect on JumpTV's ability to generate revenue and on its overall competitive position.

JumpTV, its subscribers and channel partners and other parties with which JumpTV does business may be required to hold authorizations in the countries in which they provide or receive services, as the case may be. Because regulations in each country are different, JumpTV may not be aware if some of its subscribers or channel partners or companies with which JumpTV does business, do not hold the requisite licenses and approvals.

JumpTV may be subject to legal liability for online services.

The law relating to the liability of providers of online services for the activities of their users is currently unsettled both domestically and internationally. Potential claims could be brought against JumpTV for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information that JumpTV provides, links to or that may be posted online. It is also possible that, if any information provided directly by JumpTV contains errors or is otherwise negligently provided to users, third parties could make claims against JumpTV. Investigating and defending any of these types of claims is expensive, even to the extent that the claims are without merit or do not ultimately result in liability.

Critical Accounting Estimates

JumpTV's discussion and analysis of its financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with Canadian GAAP.

The preparation of these consolidated financial statements requires the Company to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to the determination of the useful lives of long-lived assets, allocation of the purchase price for acquisitions and the assumptions used in determining the fair value of stock options and warrants. JumpTV bases its estimates on historical experience and on various other assumptions that JumpTV believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from these estimates under different assumptions or conditions.

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management include the determination of the useful lives of long-lived assets, allocation of the purchase price for acquisitions and the assumptions used in determining the fair value of stock options and warrants. On an ongoing basis, management reviews its estimates to ensure they appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future actual results, the Company's financial position and results of operations could be materially impacted

The Company's significant accounting policies are included in Note 2 to the consolidated financial statements. Certain of these policies involve critical accounting estimates because they require the Company to make judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported if different assumptions were used. The following section discusses the critical accounting estimates and assumptions that the Company has made that are reflected in the amounts reported in the consolidated financial statements.

Revenue Recognition

The Company recognizes revenue from subscribers when the following conditions have been met:

- persuasive evidence of an arrangement exists;
- delivery has occurred;
- the price is fixed or determinable; and
- collectibility is reasonably assured.

Revenue is recorded net of refunds and volume discounts related to channel bundling. Revenue is considered earned as the period of service related to the customer billing or payment received in advance elapses. JumpTV defers the portion of subscription revenue for which the services have not been completely rendered until such time that the Company determines that the services have been rendered.

Stock-based compensation and other stock-based payments

The Company accounts for all stock options and warrants using a fair value-based method. The fair value of each stock option and warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model and the related stock-based compensation expense is recognized over the vesting period. The offsetting entry is an increase to contributed surplus for an amount equal to the stock-based compensation expense related to the issuance of stock options. Upon exercise, the proceeds of the options and warrants together with the fair value recorded in contributed surplus are reclassified to share capital.

Stock appreciation rights give the holder the right to elect to either receive cash in an amount equal to the excess of the quoted market price over the stock appreciation right price or to receive common shares equal to the fair value of the common shares less the exercise price divided by the market value of the common shares from treasury or receive common shares by making a cash payment equal to the exercise price. The Board of Directors has discretionary authority to accept or reject a cash payment request in whole or in part. Stock-based compensation expense is calculated as the amount by which the quoted market price exceeds the option price with ongoing measurement of the outstanding liability. The liability is entitled accrued stock appreciation rights and is classified as a current liability on the consolidated balance sheets. If the holder elects to purchase common shares, the liability is credited to contributed surplus.

Restricted share units give the holder the right to one common share for each vested restricted share plan unit. These awards vest on a monthly basis over the vesting period which is four years. Stock-based compensation expense related to restricted share units is accrued over the term of the vesting period based on the expected market value of the shares when the shares are issued, which generally coincides with the period that vesting occurs.

Goodwill and Intangibles Assets

The purchase price of an acquired company is allocated between intangible assets and the net tangible assets of the acquired business with the residual of the purchase price recorded as goodwill. The determination of the value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

As at December 31, 2006 goodwill totaled $102,069 and the identifiable intangible assets totaled $312,140. The Company assesses the impairment of goodwill and identifiable intangible assets annually, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable.

Amortization Policies and Useful Lives

The Company amortizes the cost of property, plant and equipment and intangible assets over the estimated useful service lives of the items. The determinations of estimated useful lives of these long-lived assets involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company specific factors including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue producing perspective. If technological change happens more quickly than anticipated, the Company might have to shorten the estimated life of certain equipment which could result in higher amortization expense in future periods or an impairment charge to write down the value of equipment.

Controls and Procedures

As required by Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings issued by the Canadian Securities Administrators, JumpTV's Chief Executive Officer and Chief Financial Officer have made certain certifications related to the information in JumpTV's annual filings (as defined by Multilateral Instrument 52-109) with the provincial securities regulators.

Evaluation of Disclosure Controls and Procedures

As part of the Form 52-109 certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures (or caused such disclosure controls and procedures to be designed under their supervision) to provide reasonable assurance that material information with respect to JumpTV, including its consolidated subsidiaries, is made known to them and that they have evaluated the effectiveness of JumpTV's disclosure controls and procedures as of the end of the period covered by these annual filings. Disclosure controls and procedures ensure that information required to be disclosed by JumpTV in the reports that it files or submits to the provincial securities regulators is recorded, processed, summarized and reported, within the time periods required. JumpTV has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Multilateral Instrument 52-109), have concluded that, as of December 31, 2006, the Company's disclosure controls and procedures are effective.

Management's annual report on internal control over financial reporting

As part of the Form 52-109 certification, the Chief Executive Officer and Chief Financial Officer must also certify that they are responsible for establishing and maintaining internal control over financial reporting and have designed such internal control over financial reporting (or caused such internal control over financial reporting to be designed under their supervision). The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions with respect to JumpTV's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with the authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the Company's financial statements.

The Company's Chief Executive Officer and Chief Financial Officer have concluded that, as at December 31, 2006, the Company has designed such internal control over financial reporting (as defined in Multilateral Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company is satisfied with the design effectiveness of its internal controls over financial reporting. During the fourth quarter of 2006, the Company's internal controls detected certain immaterial expense errors and the Company is, as a result, conducting further review of the errors and testing to determine if any improvements in internal controls are advisable.

Management identified the following deficiencies in our control environment based on the criteria established in the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework:

- The Audit Committee of the Board of Directors of JumpTV did not meet the independence requirements of National Instrument 52-110.
- The Board of Directors of JumpTV did not meet the independence requirements of National Policy 58-201.

Subsequent to December 31, 2006, but prior to the issuance of this MD&A, the Company reconstituted its Audit Committee to comply with the independence requirements of National Instrument 52-110.

Changes in internal controls over financial reporting

There were no changes in the Company's internal controls over financial reporting that occurred during fiscal 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The design of any system of internal controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Financial Instruments

The Company's financial instruments are comprised of cash and cash equivalents, other receivables, deposits, accounts payable and other accrued liabilities, a bank loan, amounts due to related parties, accrued license fees, accrued professional fees, accrued stock appreciation rights and deferred revenue.

Fair value of financial instruments

Fair value of a financial instrument is defined as the amount for which the instrument could be exchanged in a current transaction between willing parties. The estimated fair value of our financial instruments approximates their carrying value due to the short maturity term of these financial instruments.

Risks associated with financial instruments

(i) Currency risk

The Company's activities which result in exposure to fluctuations in foreign exchange rates consist of its customer billings being in U.S. dollars and the majority of expenses being paid in foreign currencies. The Company does not use derivative financial instruments to reduce its currency risk.

(ii) Supplier risk

For the year ended December 31, 2006, approximately 30% (nine months ended December 31, 2005 - 40%) of channel license fees were paid to two channel partners.

(iii) Interest rate risk

The Company is exposed to interest rate risk on its invested cash and cash equivalents and its bank loan. The interest rates on these instruments are based on the bank's prime rate and therefore are subject to change with the market. The Company does not use derivative financial instruments to reduce its interest rate risk.

Liquidity and Capital Resources

Prior to August 10, 2006, JumpTV had funded its operations through previous private placements of equity securities. The funds generated from these private placements were primarily used for working capital purposes. On August 10, 2006, the Company completed an IPO of 13,273,500 common shares for net proceeds of $55,630,291 including the exercise of the underwriters' over-allotment option.

The Company's final prospectus dated August 1, 2006 stated that the net expected proceeds of Cdn $55 million were to be allocated to the following purposes:

- $5.9 million (Cdn $7 million) to fund the continued roll-out of the JumpTV Delivery Infrastructure;
- $8.4 million (Cdn $10 million) to fund further investment in product development and technology;
- $16.8 million (Cdn $20 million) to fund JumpTV's subscriber acquisition strategy; and
- the balance to fund general corporate expenditures.

As of December 31, 2006, the Company's spending from the IPO proceeds was as follows:

- $2.0 million to fund the continued roll-out of the JumpTV Delivery Infrastructure;
- $2.7 million to fund further investment in product development and technology;
- $0.9 million to fund JumpTV's subscriber acquisition strategy; and
- $6.0 million to fund general corporate expenditures

On February 23, 2007, the Company issued 13,043,479 common shares for total proceeds of approximately $101,000,000 (approximately Cdn$117,000,000). The net proceeds of this offering of securities are estimated to be approximately $93,000,000, net of the estimated offering expenses and underwriters' fees.

The net proceeds from this offering will be used primarily to fund the continued roll-out of the JumpTV delivery infrastructure, to fund further investment in product development and technology, to fund JumpTV's subscriber acquisition strategy as well as to fund general corporate expenditures and working capital requirements of JumpTV's business including possible acquisitions. In keeping with its overall strategy, the Company is currently evaluating various potential acquisition opportunities. If agreement on one or more acquisition transactions is reached, all or a portion of the net proceeds of the offering may be re-allocated to effect such acquisitions.

Summary Balance Sheet Data:

	December 31, 2006	December 31, 2005
	$	$
Current Assets		
Cash and cash equivalents	21,936,878	5,475,052
Short-term investments	28,115,378	-
Other receivables	723,621	78,309
Prepaid expenses and deposits	1,178,119	14,812
Total current assets	51,953,996	5,568,173
Current Liabilities		
Accounts payable and accrued liabilities	3,950,284	1,008,845
Bank loan	1,287,150	-
Due to related parties	14,676	138,323
Current portion of accrued license fees	106,916	79,592
Accrued professional fees	371,782	195,592
Accrued stock appreciation rights	1,087,760	-
Deferred revenue	205,314	56,268
Income taxes payable	61,800	16,800
Total current liabilities	7,085,682	1,495,420
Working capital ratio	7.33	3.72

Contractual Obligations and other commitments

The following table summarizes the Company's contractual commitments as at December 31, 2006, and the effect those commitments are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period				
Contractual Commitments	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total
Operating leases (1)	$ 1,585,172	$ 1,631,733	$ 1,467,054	$ 282,628	$ 4,966,587
Marketing and license fees (2)	910,194	1,591,024	208,500	-	2,709,718
Total	$ 2,495,366	$ 3,222,757	$ 1,675,554	$ 282,628	$ 7,676,305

(1) The Company has entered into operating lease agreements for premises as well as certain hardware and infrastructure equipment. See Note 12 in the consolidated financial statements for additional details.

(2) The Company has entered into agreements with channel partners and a co-marketing partner with marketing fee and content license fee commitments.

As at December 31, 2006, the Company has the following outstanding letters of credit:

(i) $300,000 to secure the Company's obligations under an agreement entered into with an equipment financing company as described below (the "Equipment Lease"). The Equipment Lease, dated July 27, 2006, provides for an uncommitted leasing facility allowing the Company to purchase up to $650,000 worth of equipment which the Company will be obligated to repay by way of monthly payments. As at December 31, 2006 the Company has drawn upon $226,141 (Cdn$255,743) under this facility through equipment purchases.

(ii) $375,000 to secure the Company's obligations under certain corporate credit card accounts.

The Company also has a $1,287,150 (Cdn $1,500,000) credit facility with a Canadian chartered bank which has been fully drawn upon as of December 31, 2006. Subsequent to December 31, 2006, this loan has been fully repaid.

Comparative Summarized Cash Flows

Selected Consolidated Cash Flow Data		**Year ended, December 31, 2006**		**Nine months ended December 31, 2005**
Cash flows used in operating activities	$	(19,821,454)	$	(3,355,676)
Cash flows used in investing activities	$	(29,706,587)	$	(269,525)
Cash flows provided by financing activities	$	65,989,867	$	7,969,683

Operating Activities

Cash used in operating activities for the year ended December 31, 2006 was $19,821,454. Changes in net cash used in operating activities reflect the following:

- net loss for the period of $25,597,096 for the year then ended;
- non-cash items adjusted to net loss in the amount of $4,526,437, which primarily relates to stock-based compensation; and
- a positive net change in operating assets and liabilities of $1,249,205.

Investing Activities

Cash used in investing activities for the year ended December 31, 2006 was $29,706,587. The primary use of these funds was for the purchase of short-term investments and for capital expenditures primarily relating to equipment for JumpTV's delivery infrastructure. Also included in investing activities is the net cash consideration paid for the acquisition of HVMedia, Limited. The Company recorded goodwill and amortizable intangible assets in the amount of $460,069 as a result of this acquisition. See Note 3 of the consolidated financial statements for additional details.

A summary of JumpTV's equipment, including delivery infrastructure equipment (at original cost) is as follows:

Property, plant and equipment

	December 31, 2006	December 31, 2005
Computer equipment	$ 507,217	$ 225,459
Infrastructure equipment	773,198	220,433
Computer software	169,614	23,099
Furniture and fixtures	124,683	18,130
Leasehold improvements	58,386	-
	$ 1,633,098	$ 487,121

Financing Activities

Cash provided by financing activities was $65,989,867 for the year ended December 31, 2006. This primarily reflects net proceeds raised from the IPO in the amount of $55,630,291 including the exercise of the underwriters' over-allotment option.

In the future, JumpTV expects that it will continue to use its cash resources to fund working capital for losses generated by its operations, as it continues to invest in its delivery infrastructure, product development and subscriber acquisition strategy. The Company believes existing cash, cash equivalents and short-term investments will be sufficient to satisfy normal working capital needs and capital expenditures for at least the next twelve months. However, the Company may sell additional equity securities to further enhance its liquidity position and the sale of additional equity securities could result in dilution to its shareholders.

Off-Balance Sheet Arrangements

The Company does not have any "off-balance sheet" arrangements as of December 31, 2006.

Related Party Transactions

The Company has entered into certain transactions and agreements in the normal course of operations with certain of its related parties as follows:

[i] Patstar Inc.

On occasion, Patstar Inc., a company controlled by the Company's current Chief Executive Officer and Chairman of JumpTV, receives reimbursement of expenditures incurred on behalf of JumpTV or by employees of JumpTV. The nature of these reimbursements relates to expenses that the Company has incurred in the normal course of business. The balances owing to Patstar Inc. related to these reimbursements outstanding as at December 31, 2006 and December 31, 2005 were $14,676 and $138,323, respectively. In addition, for the year ended December 31, 2006 and for the nine months ended December 31, 2005, included in the Company's selling, general and administrative expenses was rent expense of $47,818 and $42,416, respectively, that was paid to Patstar Inc. for the use of office space. All reimbursements and rent expense are recorded at the exchange amount.

[ii] Other related party transactions

On May 20, 2005, the Company entered into a consulting agreement for ongoing business and operations related to online television broadcasting with the former Chief Executive Officer of the Company for a term of four years ending May 20, 2009 at a cost of $150,000 per year with an annual bonus payable in cash and/or options at the sole discretion of the Company. During the year ended December 31, 2006, the Company paid and expensed $75,000 related to this consulting agreement (nine months ended December 31, 2005 – $87,500) which is included within selling, general and administrative expenses. On January 24, 2006, this consulting agreement was terminated and the Company paid a termination fee of $162,000 which is also included in selling, general and administrative expenses for the year ended December 31, 2006.

During the nine months ended December 31, 2005, the Company paid and expensed $950,000, regarding a bandwidth settlement, to a company owned by the former Chief Executive Officer of the Company. The expense is included in direct broadcast operating costs for the nine months ended December 31, 2005.

As at December 31, 2005, a contract with one of the Company's bandwidth and Internet hosting service providers was held with a company controlled by the President of the Company. All amounts paid to this bandwidth and Internet hosting service provider were paid directly by the Company to the service provider and such amounts are included in direct broadcast operating costs. During the year ended December 31, 2006, this contract was transferred to JumpTV from a company controlled by the President of the Company.

Outstanding Share Data

The Company has total common shares outstanding as at March 22, 2007 of 48,465,185. In addition, the Company has 6,235,143 outstanding options, warrants and stock appreciation rights which are each exchangeable for one common share upon exercise.

JUMPTV

JUMPTV INC.

Q3 2006

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2005
(UNAUDITED)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion & Analysis ("MD&A") of JumpTV Inc's (the "Company" or "JumpTV") financial condition and results of operations should be read in conjunction with the selected financial information and JumpTV's unaudited consolidated interim financial statements and accompanying notes for the three and nine months ended September 30, 2006 and 2005, as well as the annual MD&A and audited consolidated financial statements and accompanying notes for the nine months ended December 31, 2005 and years ended March 31, 2005 and 2004 contained in the Company's final prospectus ("Final Prospectus") dated August 1, 2006 on www.sedar.com. The unaudited interim consolidated financial statements and accompanying notes for the three and nine months ended September 30, 2006 and 2005 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for preparation of interim financial information. All dollar amounts are in U.S. dollars unless stated otherwise.

JumpTV is a public company incorporated under the Canadian Business Corporations Act and its shares are listed on the Toronto Stock Exchange ("TSX") and Alternative Investment Market ("AIM") on the London Stock Exchange as of August 10, 2006. Additional information relating to the Company can be found on SEDAR at www.sedar.com and the Company's website at www.jumptv.com.

This MD&A contains certain forward-looking statements, which reflect Management's expectations regarding the Company's growth, results of operations, performance and business prospects and opportunities.

Statements about the Company's future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect Management's current beliefs and are based on information currently available to Management.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ from current expectations is contained in the "Risk Assessment" section included in the final prospectus posted on August 1, 2006 on www.sedar.com.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information set out below for the three and nine months ended September 30, 2006 and 2005 and as at September 30, 2006 has been derived from the Company's unaudited interim consolidated financial statements and accompanying notes for the three and nine months ended September 30, 2006 and 2005 posted on www.sedar.com. The summary consolidated financial information as at December 31, 2005 has been derived from the Company's audited consolidated financial statements and accompanying notes also posted on www.sedar.com. Readers should read the following information in conjunction with those statements and related notes

Consolidated Financial Information

	Three Months Ended		Nine Months Ended	
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	$	$	$	$
Income Statement Data:				
Revenue, net	534,671	337,389	1,312,167	970,162
Direct broadcast operating costs	(706,102)	(97,757)	(1,437,113)	(1,273,636)
Net loss for the period	(6,494,411)	(1,086,525)	(16,920,553)	(2,121,279)
Basic and diluted loss per share	(0.23)	(0.08)	(0.74)	(0.20)

	September 30, 2006	December 31, 2005
	$	$
Balance Sheet Data:		
Total assets	57,704,568	6,149,886
Non-current liabilities	120,000	120,000
Total liabilities	3,760,174	1,615,420
Share capital	73,556,678	9,744,084
Total shareholders' equity	53,944,394	4,534,466

Operating Information:

	As of	
	September 30, 2006	December 31, 2005
	#	#
Subscribers	22,019	11,572
Subscriptions	23,885	12,361
Channels signed	225 *	102

* Of JumpTV's 225 channel partner agreements as at September 30, 2006, 219 had licensed to JumpTV the rights to broadcast their respective linear feeds on an exclusive basis via Internet-enabled devices.

Key Financial Measures

JumpTV measures the success of its strategies using a number of key financial measures which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Revenue, net

Revenue, a measurement defined by GAAP, is the inflow of cash, receivables, or other consideration arising from the sale of products or services. The primary source of revenue recognized to date comprises revenue earned from subscription fees. JumpTV makes its channel partners' live linear feeds available, generally on a monthly subscription basis through single-channel offerings, typically priced at $9.95, and through multi-channel packages ("bundled" monthly pricing ranging typically from $14.95 to $24.95). The Company's subscribers currently pay in U.S. dollars, generally on a monthly basis in advance, principally using credit cards. As payments are received in advance, a proportion of monthly subscription revenue for which the services have not been completed is deferred until the following month.

Revenue is recorded net of refunds. Revenue is considered earned as the period of service related to the customer billing or payment received in advance elapses.

Direct Broadcast Operating Costs

Direct broadcast operating costs include costs incurred to suppliers who provide bandwidth, co-location and hosting, as part of the Company's network delivery infrastructure, for streaming to JumpTV subscribers in over 130 countries. Bandwidth costs vary from period to period, as they are based primarily on usage which is a non-controllable and variable factor. The Company purchases bandwidth in fixed amounts and must pay for overage related to capacity utilization over set minimums. Also included in these costs are co-location charges which relate to infrastructure costs that are used in both signal acquisition and distribution.

Also included in direct broadcast operating costs are channel licensing costs, which represent consideration paid to JumpTV's channel partners for Internet broadcast rights. Pursuant to the Company's channel partner agreements, the channel partners generally receive a specified percentage (approximately 23% on average) of the gross subscription revenue received each month by JumpTV from the applicable channels. A small number of channel partners, primarily signed before May 2005, generally receive fees based on dollar amounts per subscriber in respect of the applicable channels. If the Company generates advertising revenue in future periods, then channel partners will be entitled to receive a specified percentage (typically 30%) of the gross revenue generated by JumpTV for advertisements in respect of the applicable channels.

Amortization of the Company's infrastructure equipment is included within direct broadcast operating costs.

Selling, General and Administrative Costs

Selling, general and administrative costs include:

- *Draws & Commissions (formerly referred to as "Success Fees")* – members of the Channel and Subscriber Acquisition Group have historically been granted payments based on business development activities. These payments - sometimes referred to internally as "draws", "bonuses", "success fees" or "commissions" (collectively referred to herein as "Draws & Commissions") have in the past been primarily related to individual and team efforts to secure channel partner agreements and content distribution agreements. A small number of sales agents have fixed commission arrangements, but the vast majority of Draws & Commissions are determined at the discretion of management;
- *Travel* – relates to travel expenses primarily for the Channel and Subscriber Acquisition Group, the staff of which travels throughout the world to sign new channel partner and content distribution agreements, and general business travel;
- *Rent* – represents fees paid for leased offices located in Mississauga, Toronto, Montreal, London, Jamaica, Dubai, New York, Jordan and Bogota;

- *Professional fees* – comprise legal and accounting costs;
- *Wages and benefits* – the Company currently employs both full-time and part-time employees between its Toronto and New York offices;
- *Subcontracting* – for various services provided by consultants, and independent contractors throughout the world. Included in this figure are payments made to certain consulting/subcontracting entities related to members of management who are not compensated as employees; and
- *Marketing* – the Company incurs expenses for both global and local marketing programs that focus on various target ethnic communities. These initiatives include both on-line and offline marketing expenditures.

JumpTV expects that selling, general and administrative costs will increase in the future as JumpTV incurs additional costs related to the growth of its business and costs associated with becoming a public company, including the costs of preparing for public reporting and implementation of a new enterprise resource planning ("ERP") and global accounting system.

Stock-based Compensation

JumpTV follows the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870 ("CICA 3870"), "Stock-based Compensation and Other Stock-based Payments". Under the standards of CICA 3870, the fair value of all stock options and warrants granted to employees are recorded in operations or direct broadcast operating costs, as applicable over their vesting periods. Generally, JumpTV uses monthly vesting over four years (1/48 per month) under the Stock Option Plan.

Prior to January 1, 2004, the CICA Handbook permitted companies to measure the compensation costs of equity instruments issued under employee compensation plans using a fair value-based method or other method, such as the intrinsic value-based method. JumpTV has accounted for all stock options and warrants using the fair value-based method.

The fair value of options and warrants are determined using the Black-Scholes option pricing model that takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate over the expected life of the option. The resulting fair value of the options and warrants are expensed on a straight-line basis over their vesting periods. Cash consideration received from employees when options and warrants are exercised and the value of options and warrants accumulated in contributed surplus is credited to share capital.

Key Performance Indicators

The Company has a limited historical operating track record. The following are the key performance indicators the Company expects to use in managing its business in the future: subscriber numbers, number of channels, Subscriber Acquisition Costs, Churn, ARPU and average subscribers per channel.

ARPU, Churn and Subscriber Acquisition Costs

JumpTV is not aware of any uniform standards for calculating ARPU, Churn or Subscriber Acquisition Costs and we believe that JumpTV's presentations of ARPU, Churn and Subscriber Acquisition Costs may not be calculated consistently with other companies in the same or similar business. ARPU, Churn and Subscriber Acquisition Costs are measures of operational performance and not measures of financial performance under GAAP.

We calculate average revenue per subscriber, or "ARPU", by dividing total subscriber-related revenues for a period by JumpTV's average subscribers for that period. Average JumpTV subscribers for a period are calculated by adding the average JumpTV subscribers for each month and dividing by the number of months in the period. Average JumpTV subscribers for each month are calculated by adding the beginning and ending JumpTV subscribers for the month and dividing by two.

JumpTV calculates percentage monthly subscriber turnover, or "Churn", by dividing the number of JumpTV subscribers who cancel service during each month by total JumpTV subscribers as of the beginning of each month.

JumpTV calculates Subscriber Acquisition Costs by dividing total subscriber acquisition costs incurred by JumpTV for a period by the number of gross new subscribers that JumpTV acquired during that period.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	**2005**	**2006**	**2005**
Average revenue per subscriber (ARPU)	$9.43	$10.69	$9.82	$10.46
Subscriber Acquisition Costs (SAC)	$21.80	$3.19	$22.44	$1.96
Churn	22.8%	18.0%	18.2%	16.6%

Three Months Ended September 30, 2006 and 2005

	Three months ended September 30,		
	2006	2005	Change
Revenue, net	$ 534,671	$ 337,389	$ 197,282
Direct broadcast operating costs	(706,102)	(97,757)	(608,345)
	(171,431)	239,632	(411,063)
Other costs and expenses			
Selling, general and administrative	5,318,685	1,258,342	4,060,343
Stock-based compensation	1,417,321	74,530	1,342,791
Amortization	34,225	6,335	27,890
	6,770,231	1,339,207	5,431,024
Loss before the following	(6,941,662)	(1,099,575)	(5,842,087)
Gain on foreign exchange	(107,548)	(13,791)	(93,757)
Interest income	(350,703)	(4,859)	(345,844)
Loss before income taxes	(6,483,411)	(1,080,925)	(5,402,486)
Provision for income taxes	11,000	5,600	5,400
Net loss for the period	$ (6,494,411)	$ (1,086,525)	$ (5,407,886)
Loss per weighted average number of shares outstanding - basic and diluted	$ (0.23)	$ (0.08)	$ (0.15)
Weighted average number of shares outstanding - basic and diluted	28,848,119	13,469,599	15,378,520

Key Performance Indicators

Monthly ARPU during the three months ended September 30, 2006 was $9.43, as compared to $10.69 during the three months ended September 30, 2005. During the quarter, the Company experimented with certain marketing initiatives. The Company's ARPU declined due to the testing of a $.99 first-month subscriber promotion. The Company expects the introduction of additional channel bundles at average prices of US$15 per month will result in increasing ARPU going forward.

Subscriber Acquisition Costs were $21.80 during the three months ended September 30, 2006, as compared to $3.19 during the three months ended September 30, 2005. This variance reflects the fact that the Company has historically done very limited marketing.

Average monthly churn was 22.8% during the three months ended September 30, 2006, as compared to 18.0% during the three months ended September 30, 2005. The Company's $.99 first-month promotion test resulted in unusually high churn during the quarter (as certain subscribers cycled in and out of the offer).

Revenue

Revenue increased from $337,389 for the three months ended September 30, 2005 to $534,671 for the three months ended September 30, 2006. The increase was primarily due to the increase in subscribers. Refunds have not had a material effect in the determination of revenue recognized in either period.

Direct Broadcast Operating Costs

Direct broadcast operating costs increased from $97,757 for the three months ended September 30, 2005 to $706,102 for the three months ended September 30, 2006. During the three months ended September 30, 2006, there was an overall increase in direct broadcast operating costs due to an increase in the number of channels being streamed and the increase in the number of subscribers. For the three months ended September 30, 2006 the Company incurred approximately 23% of revenue in channel licensing costs payable to its channel partners, as compared to approximately 20% for the three months ended September 30, 2005. In addition, the Company included amortization in the amount of $41,844 on its infrastructure equipment during the period as compared to the $363 amortized during the three months ended September 30, 2005.

Selling, General and Administrative Costs

Selling, general and administrative costs increased from $1,258,342 for the three months ended September 30, 2005 to $5,318,685 for the three months ended September 30, 2006. The increase was due to the following:

- Draws & Commissions decreased from $522,893 for the three months ended September 30, 2005 to $456,751 for the three months ended September 30, 2006.
- Travel increased from $165,619 for the three months ended September 30, 2005 to $382,255 for the three months ended September 30, 2006. The primary reason for the substantial increase was travel expenses incurred in connection with the signing of new channel partner agreements.
- Professional fees increased from $22,874 for the three months ended September 30, 2005 to $266,659 for the three months ended September 30, 2006. The increase was due to the increase in legal fees relating to review of contracts and leases and general corporate matters.
- Rent increased from $41,529 for the three months ended September 30, 2005 to $156,009 for the three months ended September 30, 2006. The increase was due to the opening of offices in Toronto, Mississauga, New York, London, Dubai, Bogota, Jamaica and Jordan.
- Wages and benefits increased from $38,889 for the three months ended September 30, 2005 to $1,780,233 for the three months ended September 30, 2006, as the number of employees being paid increased from eight during the quarter ended September 30, 2005 to 119 during the quarter ended September 30, 2006.
- Subcontracting/consulting increased from $279,431 for the three months ended September 30, 2005 to $997,841 for the three months ended September 30, 2006. The increase was due to the increase in consultants/subcontractors being paid from 16 during the quarter ended September 30, 2005 to 50 during the quarter ended September 30, 2006.
- Marketing expenditure increased from $13,336 for the three months ended September 30, 2005 to $393,101 for the three-months ended September 30, 2006. The increase was primarily due to certain marketing tests both online and offline.

Gain on Foreign Exchange

For the three months ended September 30, 2005, JumpTV incurred a foreign exchange gain of $13,791 as compared to a gain of $107,548 for the three month period ended September 30, 2006. The change was primarily due to fluctuations in the exchange rate between Canadian dollars, British Pounds Sterling and U.S. dollars during the period.

Stock-based Compensation

Stock-based compensation expense increased from $74,530 for the three months ended September 30, 2005 to $1,417,321 for the three months ended September 30, 2006. The increase was due to compensation costs recognized on the issuance and vesting of stock options, restricted shares, warrants and stock appreciation rights and the increase in market value of the Company's common shares.

Interest Income

Interest income increased from $4,859 for the three months ended September 30, 2005 to $350,703 for the three months ended September 30, 2006. The substantial increase was due to an increase in funds in the Company's interest-bearing cash accounts as a result of the Company's initial public offering.

Amortization

Amortization increased from $6,335 for the three months ended September 30, 2005 to $34,225 for the three months ended September 30, 2006. The increase was primarily due to the purchase of office related computer equipment during the period.

Provision for Income Taxes

The increase in income taxes from $5,600 for the three months ended September 30, 2005 to $11,000 for the three months ended September 30, 2006 relates to U.S. tax obligations regarding the Company's U.S. operations.

Nine Months Ended September 30, 2006 and 2005

	Nine Months Ended September 30, 2006	2005	Change
Revenue, net	$ 1,312,167	$ 970,162	$ 342,005
Direct broadcast operating costs	(1,437,113)	(1,273,636)	(163,477)
	(124,946)	(303,474)	178,528
Other costs and expenses			
Selling, general and administrative	14,538,882	1,615,077	12,923,805
Stock-based compensation	2,744,701	184,833	2,559,868
Amortization	82,076	15,644	66,432
	17,365,659	1,815,554	15,550,105
Loss before the following	(17,490,605)	(2,119,028)	(15,371,577)
Gain on foreign exchange	(99,247)	(3,190)	(96,057)
Interest income	(506,805)	(5,759)	(501,046)
Loss before income taxes	(16,884,553)	(2,110,079)	(14,774,474)
Provision for income taxes	36,000	11,200	24,800
Net loss for the period	$ (16,920,553)	$ (2,121,279)	$ (14,799,274)
Loss per weighted average number of shares outstanding - basic and diluted	$ (0.74)	$ (0.20)	$ (0.54)
Weighted average number of shares outstanding - basic and diluted	22,913,150	10,574,769	12,338,381

Key Performance Indicators

Monthly ARPU during the nine months ended September 30, 2006 was $9.82, as compared to $10.46 during the nine months ended September 30, 2005. During the nine-months ended September 30, 2006, the Company experimented with certain marketing initiatives. The Company's ARPU declined due to the testing of a $.99 first-month subscriber promotion. The Company expects the introduction of additional channel bundles at average prices of US$15 per month will result in increasing ARPU going forward.

Subscriber Acquisition Costs were $22.44 during the nine months ended September 30, 2006, as compared to $1.96 during the nine months ended September 30, 2005. This variance reflects the fact that the Company has historically done very limited marketing.

Average monthly churn was 18.2% during the nine months ended September 30, 2006, as compared to 16.6% during the nine months ended September 30, 2005. The Company's $.99 first-month promotion test resulted in an unusually high churn during the quarter [as certain subscribers cycled in and out of the offer].

Revenue, net

Revenue increased from $970,162 for the nine months ended September 30, 2005 to $1,312,167 for the nine months ended September 30, 2006. The increase was primarily due to the increase in subscribers. Refunds have not had a material effect in the determination of revenue recognized in either period.

Direct Broadcast Operating Costs

Direct broadcast operating costs increased from $1,273,636 for the nine months ended September 30, 2005 to $1,437,113 for the nine months ended September 30, 2006 mainly due to an overall increase in direct broadcast operating costs due to an increase in the number of channels being streamed and the increase in the number of subscribers. In the prior period, JumpTV entered into a settlement arrangement with Daniel Sean LLC, a company controlled by Farell Miller, a former director, Chief Executive Officer and principal shareholder of JumpTV. Pursuant to this agreement, JumpTV paid Daniel Sean LLC an aggregate of $950,000 in fees for the past provision by Daniel Sean LLC of internet bandwidth services to JumpTV. The payment also resulted in the underlying bandwidth supply agreement being assigned to JumpTV. The full amount was expensed during the nine month period ended September 30, 2005. For the periods presented, the Company incurred approximately 21% of revenue in channel licensing costs payable to its channel partners. In addition, the amortization included in direct broadcast operating costs increased from $363 to $92,739.

Selling, General and Administrative Costs

Selling, general and administrative costs increased from $1,615,077 for the nine months ended September 30, 2005 to $14,538,882 for the nine months ended September 30, 2006. The increase was due to the following:

- Draws and commissions increased from $522,893 for the nine months ended September 30, 2005 to $1,014,369 for the nine months ended September 30, 2006. Draws and commissions were paid to individuals who the Channel and Subscriber Acquisition Group determined were primarily responsible for signing new channel partner agreements.
- Travel increased from $192,133 for the nine months ended September 30, 2005 to $1,337,753 for the nine months ended September 30, 2006. The primary reason for the substantial increase was travel expenses incurred in connection with the signing of new channel partner agreements.
- Professional fees increased from $80,519 for the nine months ended September 30, 2005 to $1,029,888 for the nine months ended September 30, 2006. The increase was due to the increase in legal fees relating to the review of contracts and leases and general corporate matters.
- Rent increased from $60,283 for the nine months ended September 30, 2005 to $346,214 for the nine months ended September 30, 2006. The increase was due to the opening of offices in Toronto, Mississauga, New York, London, Dubai, Bogata, Jamaica and Jordan.
- Wages and benefits increased from $104,382 for the nine months ended September 30, 2005 to $3,639,329 for the nine months ended September 30, 2006 as the number of employees being paid increased from eight during the quarter ended September 30, 2005 to 138 during the quarter ended September 30, 2006.
- Subcontracting/consulting increased from $388,137 for the nine months ended September 30, 2005 to $4,289,988 for the nine months ended September 30, 2006. The increase was due to the increase in consultants/subcontractors being paid from 16 during the quarter ended September 30, 2005 to 89 during the quarter ended September 30, 2006.
- Marketing expenditures increased from $35,014 for the nine months ended September 30, 2005 to $780,717 for the nine months ended September 30, 2006. The increase was primarily due to certain marketing tests both online and offline.

Gain on Foreign Exchange

For the nine months ended September 30, 2005, JumpTV incurred a foreign exchange gain in the amount of $3,190 as compared to a gain of $99,247 for the nine month period ended September 30, 2006. The change was primarily due to fluctuations in the exchange rate between Canadian dollars, British Pound Sterling and U.S. dollars during the period.

Stock-based Compensation

Stock-based compensation expense increased from $184,833 for the nine months ended September 30, 2005 to $2,744,701 for the nine months ended September 30, 2006. The increase was due to compensation costs recognized on the issuance and vesting of stock options, restricted shares, warrants and stock appreciation rights and the increase in market value of the Company's common shares.

Interest Income

Interest income increased from $5,759 for the nine months ended September 30, 2005 to $506,805 for the nine months ended September 30, 2006. The substantial increase was due to an increase in funds in the Company's interest bearing cash accounts as a result of the Company's private placements.

Amortization

Amortization increased from $15,644 for the nine months ended September 30, 2005 to $82,076 for the nine months ended September 30, 2006. The increase was primarily due to the purchase of office related computer equipment during the period.

Provision for Income Taxes

The increase in income taxes from $11,200 for the nine months ended September 30, 2005 to $36,000 for the nine months ended September 30, 2006 relates to U.S. tax obligations regarding the Company's U.S. operations.

Liquidity and Capital Resources

Prior to August 10, 2006, JumpTV had funded its operations through previous private placements of equity securities. The funds generated from these private placements were primarily used for working capital purposes. On August 10, 2006, in connection with the initial public offering ["IPO"] of the Company, the Company issued 12,000,000 common shares for total proceeds of $59,121,585 [Cdn$66,000,000] less offering costs of $10,837,643. On August 30, 2006, the underwriters' over-allotment option was exercised whereby the Company issued 1,273,500 common shares for total proceeds of $6,315,032 [Cdn$7,004,250] less offering costs of $607,400. In the future, JumpTV expects that it will continue to use its cash resources to fund working capital for losses generated by its operations, as it continues to sign channel partners and improve its product, and potential acquisitions.

Cash and cash equivalents at September 30, 2006 was $54,020,499 compared to $5,475,052 at December 31, 2005, an increase of $48,545,447.

The following table summarizes the Company's contractual commitments as at September 30, 2006, and the effect those commitments are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period				
Contractual Commitments	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**After 5 Years**	**Total**
Office locations	$ 81,029	$ 159,292	$ -	$ -	$ 240,321
Co-location leases	174,846	251,664	-	-	426,510
Equipment and other leases	29,170	277,986	2,845	-	310,001
Marketing fees	170,304	780,000	-	-	950,304
Total	$ 455,349	$ 1,468,942	$ 2,845	$ -	$ 1,927,136

The Company entered into a demand operating facility with a Canadian chartered bank on March 29, 2006, as amended on June 14, 2006, June 19, 2006, July 4, 2006 and July 13, 2006 providing for two credit facilities, one in the amount of Cdn$125,000 and $250,000 to collateralize the Company's obligations under certain credit cards of the Company and the other in the amount of $300,000 to collateralize the Company's obligations under an agreement entered into with an equipment financing company as described below [the "Equipment Agreement"]. The Equipment Agreement, dated July 27, 2006, provides for an uncommitted leasing facility allowing the Company to purchase up to $650,000 worth of equipment which the Company will be obligated to repay by way of monthly payments. As at September 30, 2006 the Company has drawn upon $226,141 [Cdn$255,743] under this facility through equipment purchases and is obligated to make monthly payments of $9,034 [Cdn$10,217] in respect of such amount.

During the fiscal year 2006, the Company entered into a channel partner agreement, whereby the Company is obligated to issue 100,000 warrants for 100,000 common shares of the Company at an exercise price of $6.00 per common share, subject to Board approval. As at September 30, 2006, the Board of Directors has yet to approve the issuance of these warrants. Accordingly, the Company has accrued $191,690 relating to the total estimated fair value of these warrants with a corresponding entry to deferred direct broadcast operating costs.

Comparative Cash Flows

Selected Consolidated Cash Flow Data	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Cash flows used in operating activities	$ (10,012,797)	$ (256,963)	$ (14,428,288)	$ (1,022,724)
Cash flows used in investing activities	$ (118,502)	$ (53,600)	$ (1,216,682)	$ (67,101)
Cash flows provided by financing activities	$ 59,041,397	$ 3,864,036	$ 64,190,417	$ 5,593,036

Operating Activities

Cash used in operating activities for the nine months ended September 30, 2006 was $14,428,288. Changes in net cash used in operating activities reflect the following:

- net loss for the period of $16,920,553 for the nine months then ended; and
- a positive net change in working capital of $48,252,027.

Investing Activities

Cash used in investing activities for the nine months ended September 30, 2006 was $1,216,682. The primary use of the funds was for the purchases relating to JumpTV's network infrastructure as part of its capital expenditures. Also included in investing activities is the acquisition of HVMedia Limited which has been capitalized as an intangible asset.

A summary of JumpTV's equipment, including delivery infrastructure [at cost] is as follows:

Equipment

	September 30, 2006	December 31, 2005
Computer equipment	$ 437,928	$ 225,459
Infrastructure equipment	639,069	220,433
Computer software	149,167	23,099
Furniture and fixtures	27,804	18,130
Leasehold improvements	5,367	-
	$ 1,259,335	$ 487,121

Intangible asset

	September 30, 2006	December 31, 2005
HVMedia Limited asset purchase	$ 464,195	$ -

Financing Activities

Cash provided by financing activities was $64,190,417 for the nine months ended September 30, 2006. This primarily reflects net proceeds raised from the initial public offering in the amount of $48,283,942 and net proceeds from the underwriters option to exercise their greenshoe option of $5,707,632.

Off-Balance Sheet Arrangements

The Company does not have any "off-balance sheet" arrangements as of September 30, 2006 as that term is described in National Instrument 51-102F1.

Related party transactions

Patstar Inc.

On occasion, a company controlled by the Company's current Chairman and Chief Executive Officer, Patstar Inc., receives reimbursement of expenditures incurred on behalf of JumpTV or by employees of JumpTV. The nature of these reimbursements relates to expenses that Patstar Inc. has incurred on behalf of the Company in the normal course of business. The balance due to related parties as at September 30, 2006 and December 31, 2005 of $6,083 and $138,323, respectively, relates to these reimbursements. In addition, for the nine months ended September 30, 2006 and 2005, included in the Company's selling, general and administrative expense is rent expense of $47,818 and $28,937, respectively, that was paid to Patstar Inc. for the use of office space. All reimbursements are recorded at the exchange amount.

Form 51-102F3

MATERIAL CHANGE REPORT

1. **Full name and address of the Company.**

JumpTV Inc. (the "Corporation")
BCE Place
161 Bay Street, Suite 3840
Toronto, Ontario
M5J 2S1

2. **Date of Material Change.**

February 13, 2007.

3. **News Release.**

News releases with respect to the material change referred to in this report were issued by the Corporation through Canada NewsWire on February 12, 2007 and February 13, 2007 and subsequently filed on SEDAR.

4. **Summary of Material Change.**

On February 12, 2007 the Corporation filed a preliminary short form prospectus in each of the provinces of Canada with respect to a proposed public offering of common shares.

On February 13, 2007 the Corporation announced that, in connection with the proposed public offering of common shares, it entered into an agreement with a syndicate of underwriters led by joint bookrunners Canaccord Capital Corporation and Morgan Stanley Canada Limited and including Paradigm Capital Inc., Loewen, Ondaatje, McCutcheon Limited and GMP Securities L.P. (collectively, the "Underwriters") for the purchase by the Underwriters of 13,043,479 common shares at a price of C$9.00 per common share (£3.93 in the UK) for aggregate gross proceeds of C$117,391,311 (the "Offering") (US$100 million).

5. **Full Description of Material Change.**

On February 13, 2007 the Corporation announced that, in connection with the proposed public offering of common shares previously announced on February 12, 2007, it has entered into an agreement with the Underwriters for the purchase by the Underwriters of 13,043,479 common shares at a price of C$9.00 per common share (£3.93 in the UK) for aggregate gross proceeds of C$117,391,311 (the "Offering") (approximately US$100 million). The Corporation granted the Underwriters an over-allotment option (the "Over-Allotment Option"), exercisable for a period of 30 days following the closing of the Offering, to purchase up to that number of common shares equal to 15% of the number of common shares issued pursuant to the Offering. If the Over-Allotment Option is exercised in full, JumpTV will receive aggregate gross proceeds of C$135,000,008 (approximately US$115 million).

Copies of the press releases issued on February 12, 2007 and February 13, 2007 are attached hereto.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.**

Not applicable

7. **Omitted Information.**

No significant facts have been omitted from this report.

8. **Executive Officer.**

For further information, please contact Kriss Bush, Chief Financial Officer, (647) 426-1244.

9. **Date of Report.**

February 16, 2007

PRESS RELEASE

JumpTV Inc.

FOR IMMEDIATE RELEASE

JumpTV Announces Common Share Offering

THIS NEWS RELEASE IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

February 12, 2007

TORONTO, ONTARIO—JumpTV Inc. ("JumpTV" or, the "Company") (AIM:JTV) (TSX:JTV) announces today the launch of a proposed public offering of common shares in each of the provinces of Canada. Canaccord Capital Corporation and Morgan Stanley Canada Limited are the joint bookrunners of the underwriting. Paradigm Capital Inc., Loewen, Ondaajte, McCutcheon Limited and GMP Securities L.P. are also underwriters. Panmure Gordon (Broking) Limited has been engaged to provide JumpTV with UK and European capital markets advice in addition to advice received by JumpTV from the underwriters.

In connection with the proposed offering of common shares, JumpTV has filed a preliminary short form prospectus with the securities regulatory authorities in each of the provinces of Canada. The terms of the offering, including the number of securities offered and the offering price, will be determined at the time of pricing.

Trading in the Company's shares will be temporarily suspended on the AIM market of the London Stock Exchange pending finalization of the terms of the proposed common share offering.

The net proceeds from the proposed offering will be used primarily to fund the continued roll-out of the JumpTV delivery infrastructure, to fund firther investment in product development and technology, to fund JumpTV's subscriber acquisition strategy as well as to fund general corporate expenditures and working capital requirements of JumpTV's business including possible acquisitions.

In keeping with its overall strategy, the Company is currently evaluating various potential acquisition opportunities. Although no agreements or understandings have been reached and no commitments made with respect to any transaction, there have been significant discussions in certain cases. While JumpTV intends to continue discussions relating to one or more of these potential acquisition opportunities following the completion of the offering, it is not possible to predict whether any of these discussions may lead to the announcement of a transaction, or the timeframe within which this might occur. However, JumpTV cannot preclude the possibility that agreement on one or more acquisition transactions will be reached in the weeks or months following the closing of this offering. If agreement on one or more acquisition transactions is

reached, all or a portion of the net proceeds of the offering may be re-allocated to effect such acquisitions.

Residents of Canada can obtain copies of the preliminary short form prospectus from Canaccord Capital Corporation, BCE Place, Suite 3000, 161 Bay Street, Toronto, Ontario M5J 2S1 (Tel: 416-869-7368, Attention: Lee Ward), from Morgan Stanley Canada Limited, 181 Bay Street, Suite 3700, P.O. Box 776, Toronto, Ontario M5J 2T3 (Tel: 416-943-8447, Attention: Dougal Macdonald) or via SEDAR on www.sedar.com.

Contacts:

G. Scott Paterson
Chairman & CEO
JumpTV Inc.
T: +1.416.368.6464
paterson@jumptv.com

Alex Mackey
Catullus Consulting
T: +44 (0) 20 7736 2938
alex.mackey@catullusconsulting.com

NOMAD:
Canaccord Adams
Chris Bowman
T: +44 (0) 20 7050 6500
Chris.Bowman@CanaccordAdams.com

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet (as measured by number of channels). With rights to broadcast 270 channels from over 70 countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers in over 90 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones. For additional information, visit www.jumptv.com.

This press release is not for publication or distribution or release in the United States of America (including its territories and possessions, any State of the United States of America and the District of Columbia), the Republic of Ireland, the Republic of South Africa, Australia or Japan. The information contained herein does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities for sale in the United States, the Republic of Ireland, the Republic of South Africa, Australia or Japan or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States unless registered or pursuant to

an exemption from such registration. No public offering of securities is being made in the United States.

With respect to the United Kingdom (the "U.K.") the proposed offering is only being and may only be made to and directed at persons in the U.K. who are (a) a "Qualified investor" within the meaning of Section 86(7) of the Financial Services and Markets Act 2000 of the U.K. as amended from time to time ("FSMA") and (b) within the categories of persons referred to in Article 19 (Investment professionals) or Article 49 (High net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 of the U.K. ("Financial Promotion Order") (all such persons together being referred to as "relevant persons"). The common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common shares will be engaged in only with, relevant persons in the UK.

The distribution of this announcement in certain jurisdictions may be restricted by law and persons into whose possession any document or other information comes should inform themselves about and observe any such restriction. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Shares in JumpTV have not been and will not be registered under the applicable securities laws of Australia or Japan and may, subject to certain exemptions, not be offered or sold within Australia or Japan or to, or for the account or benefit of, citizens or residents of Australia, or Japan.

Forward-Looking Statements

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's preliminary short form prospectus dated February 12, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

JumpTV Inc.

FOR IMMEDIATE RELEASE

JumpTV Announces US$100 Million Common Share Offering

THIS NEWS RELEASE IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

February 13, 2007

TORONTO, ONTARIO—JumpTV Inc. ("JumpTV" or, the "Company") (AIM:JTV) (TSX:JTV) is pleased to announce that in connection with the proposed public offering of common shares previously announced on February 12, 2007, it has entered into an agreement with a syndicate of underwriters led by joint bookrunners Canaccord Capital Corporation and Morgan Stanley Canada Limited and including Paradigm Capital Inc., Loewen, Ondaatje, McCutcheon Limited and GMP Securities L.P. (collectively, the "Underwriters") for the purchase by the Underwriters of 13,043,479 common shares at a price of C$9.00 per common share (£3.93 in the UK) for aggregate gross proceeds of C$117,391,311 (the "Offering") (US$100 million).

The Company has granted the Underwriters an over-allotment option (the "Over-Allotment Option"), exercisable for a period of 30 days following the closing of the Offering, to purchase up to that number of common shares equal to 15% of the number of common shares issued pursuant to the Offering. If the Over-Allotment Option is exercised in full, then JumpTV will receive aggregate gross proceeds of approximately C$135,000,008 (US$115 million).

The net proceeds from the Offering will be used primarily to fund the continued roll-out of the JumpTV delivery infrastructure, to fund further investment in product development and technology, to fund JumpTV's subscriber acquisition strategy as well as to fund general corporate expenditures and working capital requirements of JumpTV's business including possible acquisitions.

In keeping with its overall strategy, the Company is currently evaluating various potential acquisition opportunities. Although no agreements or understandings have been reached and no commitments made with respect to any transaction, there have been significant discussions in certain cases. While JumpTV intends to continue discussions relating to one or more of these potential acquisition opportunities following the completion of the offering, it is not possible to predict whether any of these discussions may lead to the announcement of a transaction, or the timeframe within which this might occur. However, JumpTV cannot preclude the possibility that agreement on one or more acquisition transactions will be reached in the weeks or months following the closing of this offering. If agreement on one or more acquisition transactions is reached, all or a portion of the net proceeds of the offering may be re-allocated to effect such acquisitions.

A preliminary short-form prospectus for the Offering was previously filed with the securities commissions in each of the provinces of Canada. A (final) short-form prospectus is expected to be filed with each of the Canadian securities commissions as soon as possible.

Residents of Canada can obtain copies of the preliminary short form prospectus from Canaccord Capital Corporation, BCE Place, Suite 3000, 161 Bay Street, Toronto, Ontario M5J 2S1 (Tel: 416-869-7368, Attention: Lee Ward) or from Morgan Stanley Canada Limited, 181 Bay Street, Suite 3700, P.O. Box 776, Toronto, Ontario M5J 2T3 (Tel: 416-943-8447, Attention: Dougal Macdonald) or via SEDAR on www.sedar.com.

Contacts:

G. Scott Paterson
Chairman & CEO
JumpTV Inc.
T: +1.416.368.6464
paterson@jumptv.com

Alex Mackey
Catullus Consulting
T: +44 (0) 20 7736 2938
alex.mackey@catullusconsulting.com

NOMAD:
Canaccord Adams
Chris Bowman
T: +44 (0) 20 7050 6500
Chris.Bowman@CanaccordAdams.com

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet (as measured by number of channels). With rights to broadcast 270 channels from over 70 countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers in over 90 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

This press release is not for publication or distribution or release in the United States of America (including its territories and possessions, any State of the United States of America and the District of Columbia), the Republic of Ireland, the Republic of South Africa, Australia or Japan. The information contained herein does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities for sale in the United States, the Republic of Ireland, the Republic of South Africa, Australia or Japan or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States unless registered or pursuant to an exemption from such registration. No public offering of securities is being made in the United States.

With respect to the United Kingdom (the "U.K.") the proposed offering is only being and may only be made to and directed at persons in the U.K. who are (a) a "Qualified investor" within the meaning of Section 86(7) of the Financial Services and Markets Act 2000 of the U.K. as amended from time to time ("FSMA") and (b) within the categories of persons referred to in Article 19 (Investment professionals) or Article 49 (High net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 of the U.K. ("Financial Promotion Order") (all such persons together being referred to as "relevant persons"). The common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common shares will be engaged in only with, relevant persons in the UK.

The distribution of this announcement in certain jurisdictions may be restricted by law and persons into whose possession any document or other information comes should inform themselves about and observe any such restriction. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Shares in JumpTV have not been and will not be registered under the applicable securities laws of Australia or Japan and may, subject to certain exemptions, not be offered or sold within Australia or Japan or to, or for the account or benefit of, citizens or residents of Australia, or Japan.

Forward-Looking Statements

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's preliminary short form prospectus dated February 12, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

A

JumpTV Signs Content Distribution Agreement With Arab Telemedia Services

Internet Television Broadcaster to Carry Over 4,000 Hours of Top-Rated Arabic TV Series and Dramas on an Exclusive Basis Globally

DUBAI, UNITED ARAB EMIRATES -- (MARKET WIRE) -- June 12, 2007 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, has signed a three-year exclusive agreement with Arab Telemedia Services (www.arabtelemedia.net) (ATS) of Jordan to carry its entire library and new productions of leading Arabic-language content on a video on demand (VoD) basis.

The agreement provides JumpTV the exclusive IPTV rights to stream ATS' television programming 24 hours after initial broadcast to viewers globally.

With a library of over 4,000 hours, ATS owns one of the largest independent collections of Arabic-language programming in the Middle East. Key titles include the well-known "Road to Kabul," "Scheherazade," "Hajjaj," "Abna Al-Rasheed," "Thee Qar" and other award-winning television series. This content will also be widely available through JumpTV on official JumpTV distribution partner platforms such as Joost, MSN Arabia, Terra Networks, Maktoob and others.

"We selected JumpTV as our exclusive IPTV partner due to their unique ability to cross-promote our content with their extensive portfolio of live, Arabic channels. Most importantly, JumpTV has proven an ability to draw viewers on a frequent and recurring basis through the www.JumpTV.com site and their network of official distribution partners," said Talal A. Awamleh, chief executive officer of Arab Telemedia Services.

"Video on demand is a booming category in the television industry in general and for JumpTV in particular, and we believe that this partnership reinforces JumpTV's leadership in bringing Arabic-language programming on a VoD basis to a global audience," said Kaleil Isaza, president and chief operating officer of JumpTV. "There is a proven market for short-term rentals of individual shows and given ATS' quality of programming, we expect to see a great deal of interest in this offering."

"There are over 250 million Arabic-speaking individuals worldwide and 30 million living in OECD countries, where broadband adoption is widespread yet access to Arabic content is limited. Collectively, Arabs are the largest consumers of international cable and satellite channels in the United States after Latin Americans, providing JumpTV with a large potential market for ATS content on both a subscription and ad-supported basis," said Bassam Hajawi, chairman of JumpTV's Middle East & North Africa group.

Content from the ATS library will be available via JumpTV as single programs for a 24-hour rental, monthly packages and as complementary content in bundles with JumpTV's 50+ live Farsi and Arabic channels.

About JumpTV

Live Television From Around the World -- online, anytime, anywhere.

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading distributor of live Internet television. With over 290 TV channels from 75+ countries, JumpTV delivers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.

www.jumptv.com

About Arab Telemedia Services

Arab Telemedia Services (ATS) is one of the largest independent TV production companies in the Middle East. Since 1983, ATS has produced more than 4,000 hours of drama and other well-known programs such as "Road to Kabul," "Scheherazade," "Hajjaj," "Ors al Saqer," "Sham Sharif," and "Akher Ayam al tout."

In 2004, ATS completed a purpose-built facilities and executive offices centre fully equipped with state-of-the-art technology enabling it to offer a "one stop shop" to producers and broadcasters from around the world. ATS can now cater to producers' needs every step of the way; from the initial research and script-writing through shooting, editing, dubbing, subtitling... to duplication of final transmission tapes. The company can offer a full spectrum of program production, studio broadcasting services, post-production adaptation/dubbing/subtitling and management consultancy.

The company retains full-time research teams with in-depth knowledge of the region, bilingual scriptwriters in both English and Arabic, video crews, editors, fully equipped dubbing suites, and a fully equipped studio of 400 m2 at the headquarters building. Fortified with these resources, ATS can provide a diversified bouquet of works such as historical, social, Bedouin and dubbed dramas, comedies, animations, documentaries, religious and children's programs.

Forward-looking statements

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form

prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

JUMPTV PR / IR Contacts
North America:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

This document is available on the JumpTV website at www.jumptv.com

B

Terra Networks and JumpTV Expand Alliance Through Online TV Offering Now Available in the United States

Free, Unlimited Access to More than 70 International Television Channels on Leading Hispanic Portal Terra.Com

TORONTO -- (MARKET WIRE) -- June 07, 2007 -- JumpTV (AIM: JTV) (TSX: JTV), the world's leading broadcaster of ethnic television over the Internet, has deepened its already existing partnership with Terra Networks, the leading Internet portal for the U.S. Hispanic audience, to significantly expand its Internet television offerings available through Terra TV.

As part of the expanded partnership between the companies, online television viewers of Terra TV in the U.S. will now have unlimited access to more than 70 live channels from around the world on a free, ad-supported basis. This extension of the Terra and JumpTV alliance, which already makes 70+ channels available in 17 countries through Terra Latin America, represents tens of thousands of hours of live programs per month, previously unavailable to the millions of Terra Networks visitors in the U.S.

Terra ad-sales staff will sell advertising to be embedded into the video and revenues from this advertising will be shared by Terra and JumpTV.

As of today, approximately 20 channels have been made available at: http://terramundo.us.terra.com and the companies intend to launch more than 50 additional channels in the next several weeks.

"The additional channels available through JumpTV add great breadth and options to Terra TV's selection and allows our users to connect to their homelands through the viewing of familiar and favorite programs," stated Fernando Rodriguez, chief executive officer for Terra Networks. "This is a welcomed benefit to our audience as they will have free access to programs and channels from across the globe without the expense of satellite or digital cable."

Terra.com users will receive live, streaming video feeds from more than 30 countries. Some of the channels with which Spanish-speakers may be familiar include: Televida (Colombia), Vea Canal (Guatemala), Canal 100% Noticias (Nicaragua), Bolivisión (Bolivia), ETB Sat (Spain) and many more. There are also a slew of program offerings from Asia, Europe, Africa and the Middle East. Channels are subdivided by content allowing viewers to select from among popular categories such as news, sports, education, music and entertainment.

"Our partnership with the U.S. arm of Terra Networks is an expansion of our important multi-year agreement with Terra Latin America. We selected Terra Networks as one of our key global partners because of their strong Internet market share throughout Latin America and depth of understanding of the U.S. Hispanic market," stated Kaleil Isaza Tuzman, president and chief operating officer of JumpTV.

"This partnership with Terra is another example of our belief that aligning ourselves with the world's biggest and best online media networks will maximize the potential for JumpTV's channel partners to connect with users and advertisers on the Internet," added Mike "JB" John-Baptiste, head of global distribution for JumpTV.

About JumpTV

Live Television From Around the World -- online, anytime, anywhere.

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading distributor of live Internet television. With over 290 TV channels from 75+ countries, JumpTV delivers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.

www.jumptv.com

About Terra Networks Operations, Inc.

Terra Networks is a global Internet group with a presence in the U.S. and Latin America. The group operates some of the most popular Web sites in the United States, Spain and Latin America, and is the largest access provider in Spain and Latin America.

Terra.com (www.terra.com) is the U.S. Hispanic arm of the Terra Networks group providing portal and value-added services to Spanish speaking users in the U.S. Terra is a leader in the U.S. Hispanic online market according to comScore Media Metrix and Nielsen/NetRatings.

Forward-looking statements

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

This document is available on the JumpTV website at www.JumpTV.com.

JUMPTV PR / IR Contacts

North America:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

Terra Press Contact:
Deborah Vallejo
deborah.vallejo@bromcomm.com
210-244-2129

C

JumpTV Announces Agreement With AOL Video to Stream Live Free International Television Programming

More Than 60 JumpTV Channels Now Available on AOL Video

TORONTO -- (MARKET WIRE) -- May 31, 2007 -- In recognition of the rapidly expanding international and ethnic television viewing audience in the United States, JumpTV (AIM: JTV) (TSX: JTV), the world's leading broadcaster of ethnic television over the Internet, announced that it has forged an agreement with AOL to stream live, international television channels 24 hours a day, seven days a week, which are now available at http://video.aol.com/jumptv.

More than 60 channels are currently available, the majority of which are non-English language channels, and represent leading programming from nearly 30 countries around the world. The number of JumpTV channels available to AOL® Video users is expected to increase significantly over the next several months.

These channels can be found in a new "International" section in the primary navigation bar on the AOL Video portal. The launch of JumpTV on AOL Video coincides with JumpTV's free-to-consumer launch in the United States and marks a change from a subscription-only service to a free, ad-supported online video service for some of its content in the U.S.

Kaleil Isaza Tuzman, president and chief operating officer of JumpTV, said, "AOL Video is a leading player in the online video streaming space. This partnership is an important milestone for JumpTV and a key complement to the launch of our free-to-consumer, ad-supported content offering in the U.S."

Mike "JB" John-Baptiste, head of global distribution for JumpTV, added, "We targeted AOL as our first mainstream U.S. distribution partner for free, live TV because AOL has especially loyal users, an iconic brand, and unmatched experience in online video programming."

"When viewers watch music videos, sports, news, political debates, talk shows, telenovelas and other entertainment programs from their homeland, in their native tongue, they are very emotionally engaged. This represents a unique advertising opportunity for many of the world's top brands to reach exceedingly passionate viewers who have tremendous brand loyalty," JB continued.

"We are excited to be able to offer JumpTV's exclusive, live international television programming online given the growing demand for worldwide news and entertainment features," said Fred McIntyre, senior vice president, AOL Video. "We're pleased to be able to make JumpTV's programming available to the underserved market of those living in the United States whose native language is not English."

Examples of JumpTV channels now available for free on the AOL Video service include:

-- Abu Dhabi TV (United Arab Emirates)
-- Abu Dhabi Sport Channel (United Arab Emirates)
-- Antena Latina (Dominican Republic)
-- Bolivisión (Bolivia)
-- CVM (Jamaica)
-- Dream Turk TV (Turkey)
-- Emirates Channel (United Arab Emirates)
-- HUM TV (Pakistan)
-- KBC Channel 1 (Kenya)
-- MiTV (Nigeria)
-- MRT (Macedonia)
-- S1 News (India)
-- Tara Muzik (India)
-- Tele Universo Canal 29 (Dominican Republic)
-- TV One (Pakistan)
-- 100% Noticias (Nicaragua)

The AOL Video portal (http://video.aol.com) is a one-stop online destination to find, watch and share millions of the best videos from across the Web, broadcast and cable television, including news and entertainment programming such as movies, music videos, news, user-generated content and full-length TV shows.

About JumpTV

Live Television From Around the World -- online, anytime, anywhere.

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading distributor of live Internet television. With over 290 TV channels from 75+ countries, JumpTV delivers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.

www.jumptv.com

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should," "could," "anticipate," "believe," "plan," "estimate," "potential," "expect," "intent" and similar expressions to the extent they relate to JumpTV or its managements. These statements reflect JumpTV's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in JumpTV's prospectus (admission document) dated August 1, 2006 and the matters

discussed under "Risk Factors" contained in JumpTV's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and JumpTV assumes no obligation to update or revise them to reflect new events or circumstances.

JUMPTV PR / IR Contacts
North America:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

D

JumpTV Launches Live Chat Alongside All of Its Live TV Channels

A First on the Internet Alongside 24x7 Live Video Streaming

TORONTO -- (MARKET WIRE) -- May 24, 2007 -- JumpTV (AIM: JTV) (TSX: JTV), the leading broadcaster of ethnic television over the internet, announced today that it has launched a live chat feature on all of its live channels and Pay Per View events broadcast on www.JumpTV.com. The new chat feature provides an exciting new way for JumpTV users to share the experience of live television with viewers from around the world.

In the near future, the live chat functionality will also be part of the company's Applications Programming Interface (API), or "Jumper," which allows for distribution of JumpTV's live-streaming channels to websites other than www.JumpTV.com.

The inclusion of live chat on the JumpTV platform gives customers from around the world who share common national or cultural roots the opportunity to connect with each other discussing, commenting, laughing and debating, in real-time, popular entertainment, sporting events and breaking news.

"The new chat feature, with each thread tied to an individual channel's broadcast, allows people across the globe to connect immediately with others who are living outside of their home country," explained Brian Adams, group head of product development & engineering for JumpTV. "We are already seeing dynamic usage of the live chat tool and we are confident that this feature will increase the 'stickiness' of JumpTV and contribute to viral, word of mouth, growth in our traffic. Plus it's fun and engaging."

JumpTV is focused on introducing additional community and interactive elements throughout 2007. As an example, in the near future, the company intends to launch a content-rating system and a customer re-selling program.

Kaleil Isaza Tuzman, president & chief operating officer of JumpTV, noted, "In anticipation of our free-to-consumer, ad-supported launch for much of our content in the United States, we are introducing functionality both on our retail website of www.JumpTV.com and, more importantly, on our Jumper API. The Jumper supports a dramatic expansion in usage which we believe will position JumpTV to generate commensurate advertising revenue."

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading broadcaster of ethnic television over the Internet. With over 290 channels from 70+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers in over 100 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and 3G mobile phones.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

This document is available on the JumpTV website at www.jumptv.com

JUMPTV PR / IR Contacts
North America:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

E

JumpTV to Hold Conference Call to Discuss Q1 Results and Annual General Meeting

TORONTO -- (MARKET WIRE) -- May 16, 2007 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, today announced that it will hold a conference call to discuss its first quarter 2007 results and annual general meeting on Thursday, May 17, 2007.

The conference call will be held at 8:00 a.m. EDT and 1:00p.m. BST on Thursday, May 17, 2007. To participate in the call, interested parties can use the following dial-in numbers: Canada and US - 866.425.6191 or International - 973.582.2771; conference code - 8816088. Callers are suggested to dial-in at least 5 minutes prior to the call.

A replay of the call will be available for 7 days using the following dial-in numbers: Canada and US - 877.519.4471 or International - 973.341.3080; conference code 8816088.

The call will also be available via live audio cast on the JumpTV website, located at www.jumptv.com. The audio cast will be archived on the Company's website for a period of 30 days.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading broadcaster of ethnic television over the Internet. With over 290 channels from 75+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers in over 100 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward-Looking Statements

This news release contains forward-looking statements that involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward looking statements. These forward looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance and achievements that may be expressed or implied by such forward looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ from current expectations is contained in the "Risk Assessment" section included in the Company's MD&A in respect of the year ended December 31, 2006 posted on www.sedar.com.

JumpTV PR / IR Contacts:

Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

Alex Mackey
Catullus Consulting
+ 44 7773 787 458
alex.mackey@catullusconsulting.com

F

JumpTV Increases Revenue 34% in Q1 Ended March 31, 2007 vs. Q4 2006

Revenue Up 34%, Subscriptions Up 23% to 34,496, ARPU Up 4%, Churn Down 53%, SAC Up 32%

TORONTO -- (MARKET WIRE) -- May 15, 2007 -- JumpTV Inc. ("JumpTV" or the "Company") (AIM: JTV) (TSX: JTV), the world's leading broadcaster of ethnic television over the Internet, today announced quarterly results and selected financial metrics for the quarter ended March 31, 2007.

For the quarter ended March 31, 2007 revenue increased 186% to US$1,003,146 from US$350,508 in the same period a year ago. Sequentially, revenue increased 34% from US$748,864 in the fourth quarter 2006 as the Company added to its subscriber base.

Year over year net loss increased by 78% from $3,977,137 or US$0.21 per basic and diluted share in March 31, 2006 to $7,085,166 or US$0.18 per basic and diluted share for the three months ended March 31, 2007.

Quarter over quarter net loss decreased by 18.3% from US$8,676,543 or US$0.25 per basic and diluted share in the quarter ended December 31, 2006.

As of March 31, 2007 JumpTV had 280 channel partnerships compared to 254 channels as of December 31, 2006 and 138 channels as of March 31, 2006.

Subscriptions increased 22.6% to 34,496 from 28,138 in the fourth quarter 2006 and subscribers increased approximately 22.4% to 30,062 for the first quarter 2007 from 24,554 in the fourth quarter 2006.

Churn for the three months ended March 31, 2007 decreased to approximately 12.5% from approximately 26.9% for the three months ended December 31, 2006. The decrease in churn is attributable in part to the elimination of certain marketing promotions in the fourth quarter. The Company's churn has also been positively affected by subscribers opting for three-month subscriptions over historically available one-month subscriptions.

For the first quarter of 2007, JumpTV's subscriber acquisition cost (SAC) was US$51.72 compared to US$39.21 in the fourth quarter of 2006. The Company experienced a rise in SAC as a result of ongoing tests including paid search engine marketing (as opposed to natural search optimization) and television advertising.

Average monthly revenue per user (ARPU) increased 4.3% to US$11.52 in the quarter ending March 31, 2007 compared to US$11.04 in the fourth quarter of 2006. The Company attributes this to increasing subscriptions of higher-priced multi-channel, country and region-specific bundles.

In Q3 2007 one of the Company's main initiatives will be to offer a significant portion of its content in the United States on an ad-supported, free-to-consumer basis. Certain premium content will remain subscription based in the United States and virtually all content outside of the United States is expected at this time to remain subscription based.

In light of these initiatives, the Company will likely replace and/or augment certain subscriber-focused Key Performance Indicators to track advertising-supported elements of its business.

During Q1 2007 there was significant progress in the implementation of previously announced partnerships with leading ethnic Internet portals such as Terra, Maktoob, MBC/Al Arabiya and LINKdotNET.

Additionally, JumpTV announced distribution partnerships with Joost, the peer-to-peer online video platform which is currently in beta; blinkx, the largest online video search index; Simply Media, a new IPTV set-top-box provider launching in the UK in June 2007; and Nawaiya, a Dubai-based wireless video-viewing device manufacturer.

In addition to the initiatives described above, the Company continues to pursue an acquisition-focused growth strategy and is currently evaluating various potential acquisition opportunities.

Subsequent to the quarter end, the Company took steps to reduce operating costs by realigning headcount and overhead expenditures not considered core to the Company's transition towards a multi-revenue stream model.

Kriss Bush, JumpTV's chief financial officer has elected to leave the company. Since joining JumpTV in December 2005 Mr. Bush has been a valuable member of the team and assisted the Company through its IPO and recent $100 million follow-on equity financing.

Jason B. Reid, vice president of finance, who has been with the Company since May 2005, will assume the role of interim chief financial officer. Mr. Reid is a chartered accountant and has played an integral role in the development of JumpTV's finance team since its inception, while also supporting the Company through capital raises when private and its initial public offering in 2006. Mr. Bush will continue in a consulting capacity throughout this transition.

G. Scott Paterson chairman and chief executive officer stated, "JumpTV has been focused on executing our three-phased strategy. Although we have accomplished our Phase I objective of attaining the most ethnic television channel partnerships of any media company in the world, we continue to add

top broadcasters from around the world to our platform which at present includes over 290 channels. In addition, we are currently focused on securing rights to more top quality sports content.

Phase II of our strategy was to create a 'best-in-class' user experience and we are delighted with the status of our capabilities in this regard and the daily improvements that we are implementing.

Specifically, we would note that we continue to invest in the development of our application programming interface (API) which has been launched in beta in certain territories. This initiative is an important element of Phase III of our strategy which is to monetize our content by way of advertising, sponsorships and subscriptions," Paterson concluded.

Kaleil Isaza Tuzman, president and chief operating officer of JumpTV stated, "We believe that in the United States there is a tremendous untapped audience for our content and we are excited to transition towards a multi-revenue stream business model in that market, including both advertising and subscriptions, bringing value to our channel partners, our viewers and future advertising partners."

Isaza Tuzman continued, "JumpTV has created this unique 'Many-to-Many' dynamic -- where the power of being in the JumpTV family, whether as a broadcaster or as a distribution partner, is tied to the existence of the other network participants alongside. This is a key asset and very difficult to replicate."

The Company will broadcast highlights of the company presentation and report on Q1 results from its annual general meeting (AGM) being held on Tuesday, May 15, 2007, on its investor relations section of the website. The Internet-broadcast of the AGM will available on www.jumptv.com by Wednesday May 16, 2007 and will be available for a period of 30 days.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading broadcaster of ethnic television over the Internet. With over 290 channels from 75+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers in over 100 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward Looking Statements

This news release contains forward-looking statements that involve significant risk, uncertainties and assumptions. Many factors could cause

actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward looking statements. These forward looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance and achievements that may be expressed or implied by such forward looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ from current expectations is contained in the "Risk Assessment" section included in the Company's MD&A in respect of the year ended December 31, 2006 posted on www.sedar.com.

Key Performance Indicators and Other Measures

JumpTV is not aware of any uniform standards for calculating subscriptions, subscribers, ARPU, SAC, Churn and channels signed and we believe that JumpTV's presentation of these measures may not be calculated consistently with other companies in the same or similar business. Moreover, these measures are of operational performance and not measures of financial performance under generally accepted accounting principles. All other financial measures referenced herein have been prepared in accordance with Canadian generally accepted accounting principles.

KEY PERFORMANCE INDICATORS

	Three months ended 31-Mar-07	Three months ended 31-Dec-06	Growth %
Revenue	$ 1,003,146	$ 748,864	34.0%
Total Subscriptions	34,496	28,138	22.6%
Total Subscribers	30,062	24,554	22.4%
Channels Signed to date	280	254	10.2%
Average Monthly Revenue per User (ARPU)	$ 11.52	$ 11.04	4.3%
Subscriber Acquisition Costs (SAC)	$ 51.72	$ 39.21	31.9%
Subscriber Monthly Churn	12.5%	26.9%	(53.4)%

JumpTV Inc.

CONSOLIDATED BALANCE SHEETS
[unaudited]

[Expressed in U.S. dollars]

As at 31,	March 31, 2007 $	December 2006 $
ASSETS		
Current		
Cash	134,931,573	21,936,878
Short-term investments	108,263	28,115,378
Other receivables	737,232	723,621
Prepaid expenses and deposits	866,473	1,178,119
Funds held in trust	231,075	--
Due from related party	7,421	--
Total current assets	136,882,037	51,953,996
Property, plant and equipment, net	3,199,564	1,269,488
Intangible assets	1,624,673	312,140
Goodwill	116,591	102,069
Other assets	185,828	161,246
Deferred direct broadcast operating costs, net	52,806	61,605
Total assets	142,061,499	53,860,544
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	3,581,592	3,950,284
Bank loan	--	1,287,150
Due to related party	--	14,676
Accrued license fees	150,578	106,916
Accrued professional fees	1,536,647	371,782
Accrued stock appreciation rights	1,149,112	1,087,760
Deferred revenue	276,895	205,314
Income taxes payable	77,250	61,800
Total current liabilities	6,772,074	7,085,682
Deferred rent	136,036	18,502
Total liabilities	6,908,110	7,104,184
Shareholders' equity		
Share capital	170,251,615	75,227,648
Contributed surplus	3,403,562	2,937,219

Accumulated other comprehensive loss	(40,355)	(32,240)
Accumulated deficit	(38,461,433)	(31,376,267)
Total shareholders' equity	135,153,389	46,756,360
Total liabilities and shareholders' equity	142,061,499	53,860,544

JumpTV Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

[unaudited]

[Expressed in U.S. dollars, unless otherwise indicated]

	Three months ended March 31	
	2007 $	2006 $
Revenue	1,003,146	350,508
Direct broadcast operating costs	(1,360,259)	(250,330)
	(357,113)	100,178
Other costs and expenses		
Selling, general and administrative	6,528,892	3,355,642
Stock-based compensation	1,156,102	766,181
Amortization of property, plant and equipment	79,176	21,933
Amortization of intangible assets	9,908	--
	7,774,078	4,143,756
Loss before the following:	(8,131,191)	(4,043,578)
Gain on foreign exchange	45,814	8,324
Investment income, net	1,015,661	71,117
Loss before income taxes	(7,069,716)	(3,964,137)
Provision for income taxes	15,450	13,000

Net loss for the period	(7,085,166)	(3,977,137)
	===========	===========
Loss per share - basic and diluted	$ (0.18)	$ (0.21)
	===========	===========
Weighted average number of shares outstanding - basic and diluted	40,387,397	18,783,631
	===========	===========

JumpTV Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[unaudited]
[Expressed in U.S. dollars]

	Three months ended March 31	
	2007 $	2006 $
OPERATING ACTIVITIES		
Net loss for the period	(7,085,166)	(3,977,137)
Adjustments to reconcile net loss to cash used in operating activities		
Amortization	176,029	40,532
Stock based compensation, excluding change in accrued stock appreciation rights as noted below	1,104,483	766,181
Amortization of deferred direct broadcast operating costs	31,395	8,800
	(5,773,259)	(3,161,624)
Changes in operating assets and liabilities		
Funds held in trust	(231,075)	--
Other receivables	(40,052)	(14,424)
Prepaid expenses, deposits and other assets	285,064	(153,099)
Accounts payable and accrued liabilities	(359,341)	510,351

Due to/from related party	(22,097)	(7,363)
Accrued license fees	43,662	(34,282)
Accrued stock appreciation rights	61,352	--
Accrued professional fees	1,164,865	2,589
Deferred revenue	71,581	10,696
Income taxes payable	15,450	13,000
Deferred rent	117,534	--
Cash used in operating activities	(4,666,316)	(2,834,156)
INVESTING ACTIVITIES		
Redemption of short-term investments, net	27,999,000	--
Purchase of equipment	(2,079,935)	(258,415)
Acquisition, net of cash acquired of $3,308	(151,840)	--
Cash provided by (used in) investing activities	25,767,225	(258,415)
FINANCING ACTIVITIES		
Proceeds from share issuances, net	93,104,671	8,003,963
Repayment of bank loan	(1,287,150)	--
Redemption of Class C common share	--	(1)
Proceeds from exercise of stock options	76,265	587,546
Cash provided by financing activities	91,893,786	8,591,508
Net increase in cash during the period	112,994,695	5,498,937
Cash, beginning of period	21,936,878	5,475,052
Cash, end of period	134,931,573	10,973,989

PR / IR CONTACT INFORMATION:

Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

Alex Mackey
Catullus Consulting
+ 44 7773 787 458
alex.mackey@catullusconsulting.com

NOMAD:
Canaccord Adams
Chris Bowman
T: +44 (0) 20 7050 6500
Chris.Bowman@CanaccordAdams.com

SOURCE: JumpTV Inc.

G

JumpTV to Hold Annual General Meeting and Report on Q1 Results Today

Highlights to Be Broadcast via JumpTV.com

TORONTO -- (MARKET WIRE) -- May 15, 2007 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, will hold its annual general meeting (AGM) today, Tuesday, May 15th, 2007 at 11:30am EDT in Toronto at The Rosewater Room, located at 19 Toronto Street, followed by a company presentation and luncheon at 12:00pm EDT.

The Company will announce Q1 2007 results today and will broadcast highlights of the company presentation from its AGM on the investor relations section of its website.

The Internet broadcast of the AGM will available on www.jumptv.com by Wednesday, May 16, 2007 and will be available for a period of 30 days.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading broadcaster of ethnic television over the Internet. With over 290 channels from 75+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers in over 100 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward-Looking Statements

This news release contains forward-looking statements that involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance and achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ from current expectations is contained in the "Risk Assessment" section included in the Company's MD&A in respect of the year ended December 31, 2006 posted on www.sedar.com.

JumpTV PR / IR Contacts
North America:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

UK:
Alex Mackey
Catullus Consulting
+44 20 7736 2938
alex.mackey@catullusconsulting.com

H

JumpTV Adds 10 Leading Channels to Global Lineup

Online Television Network Adds Top Broadcasters From Eastern Europe, Sub-Saharan Africa and Asia

TORONTO -- (MARKET WIRE) -- April 16, 2007 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of television over the Internet, announced today that it has recently signed 10 internet broadcast agreements with channels from Ghana, Bangladesh, Kosovo, Russia, Zimbabwe, Burundi, Korea, the UAE, Poland and Bosnia.

The channels signed are:

-- TV3 (Ghana)
-- ATN Bangla (Bangladesh)
-- RTV21 (Kosovo)
-- RTR News (Russia)
-- ZTV (Zimbabwe)
-- RTNB (Burundi)
-- Dong Ah TV (Korea)
-- Infinity TV (UAE)
-- 4fun.tv (Poland)
-- TV Kanal 3 (Bosnia & Herzegovina)

The 10 new channels are expected to be individually priced at US$9.95 per month when launched and may be included in future language- or region-specific channel bundles.

RTNB is the only channel that broadcasts from Burundi and will serve as the only way for people living outside the country to access its programming. Three of the channels announced are the most popular / #1 in their respective markets -- these include TV3 news and lifestyle channel from Ghana, RTV21 from Kosovo and ZTV of Zimbabwe. Also, several of the recently signed television channels cater to niche markets around the globe, including: Dong Ah TV, Korea's style network; 4funtv, Poland's interactive music channel; and Infinity TV, an entertainment channel from Dubai.

Commenting on the partnership with JumpTV, Henry Muradzikwa, chief executive officer, Zimbabwe Broadcasting Holdings, said, "ZTV has hundreds of thousands of fans living outside of Zimbabwe that until now could not access our programming. By partnering with JumpTV, we are extending our global reach, turning into an international brand by providing access to our television shows on a platform that is simple and easily accessible with a broadband connection."

"Everyday more and more television content is broadcast online, yet the search for relevant, affinity programming goes unfulfilled. This holds especially true for immigrants; JumpTV has created a platform for the distribution of international television that meets needs of both viewers and broadcasters," said Sila Celik, head of content acquisition, programming and marketing at JumpTV.

Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International, stated, "These ten channels provide additional choices to JumpTV viewers who are looking for television content beyond what traditional cable or satellite companies can provide."

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading broadcaster of ethnic television over the Internet. With over 290 channels from 70+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers in over 100 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

This document is available on the JumpTV website at www.jumptv.com

PR Contacts:

North America
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

UK
Alex Mackey
Catullus Consulting
+44 20 7736 2938
alex.mackey@catullusconsulting.com

I

JumpTV Enters Into Strategic Partnership With Cutting Edge Handheld Device Developer Nawaiya

Ethnic Broadcaster Will Initially Offer Arabic Channels to Interactive Lifestyle Manager Users in the Middle East

DUBAI, UAE -- (MARKET WIRE) -- March 28, 2007 -- JumpTV (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, announced today a comprehensive strategic partnership with Dubai-based Nawaiya FZ-LLC, developer of the newly-created 'Interactive Lifestyle Manager' (ILM) handheld device.

As part of the strategic partnership, JumpTV has created the "Nawaiya Package" consisting of a number of premium live Arabic channels to be offered to Nawaiya's Interactive Lifestyle Manager (ILM) customers.

Nawaiya is the developer of the newly launched and highly anticipated Interactive Lifestyle Manager (ILM), a state-of-the-art wide screen handheld convergence device designed to revolutionize content consumption on the go. The ILM runs the full version of Microsoft's Windows XP and employs a proprietary touch screen user interface. The ILM enables customers to enjoy high-quality music and video playback, PC-like Internet browsing and full PC applications, accessible over the 3G/WiFi technologies and soon over WiMax.

The specially designed content package for Nawaiya consists of prominent live Arabic TV channels including top networks such as MBC1, Alarabiya, Aljazeera, Dubai TV, Dubai Sports, Escape Music Channel, LBC and Future TV in addition to popular sports pay-per-view and video-on-demand offerings.

Sami Issa, chairman of Nawaiya, commented, "We are committed to re-inventing content consumption on the go, and live content is a key pillar of our strategy. JumpTV is a leading provider of live, high-quality, exclusive and rights compliant content, making it an obvious partner for Nawaiya. This partnership marks the Middle East's first sizable mobile IPTV play and lays the foundation for the region's first entertainment-centric MVNO (mobile virtual network operator)." Issa added, "Mobile IPTV could prove disruptive to emerging mobile broadcasting protocols such as DVB-H and MediaFLO due to its significant cost advantage and anywhere availability."

"This partnership is a perfect example of JumpTV's ability to supply a third-party distribution partner's customers a premium online television offering overnight. We see this type of offering as a key component to our multi-faceted subscriber growth strategy," said Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International.

Isaza Tuzman continued, "We are delighted to be working with the Nawaiya team on what represents our first entry into the handheld device market -- whereby our content may prove to be a product differentiator, and directly assist in driving device sales. In this

case, JumpTV is to offer our Arabic content in the Middle East -- massively increasing the size of our target market vis-a-vis our conventional immigrant-focused business."

JumpTV and Nawaiya are jointly developing a proprietary user interface designed to facilitate JumpTV content consumption and browsing on the ILM, which is slated to be ready in the 2nd quarter.

About Nawaiya

Nawaiya, a mobile media company, was founded in 2006 and is located in Dubai Media City (DMC), Dubai, UAE. Nawaiya operates at the intersection of rich content and mobility and is committed to bringing PC-level Internet browsing and awesome rich content consumption experience to customers on the go through state-of-the-art handheld device technology and innovative content bundling strategies.

www.Nawaiya.net

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading broadcaster of ethnic television over the Internet. With over 280 channels from 70+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers in over 100 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

www.jumptv.com

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

PR / IR CONTACT INFORMATION:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

Jeffrey Goldberger
KCSA Worldwide
+1-212-896-1249
jgoldberger@kcsa.com

Alex Mackey
Catullus Consulting
+ 44 7773 787 458
alex.mackey@catullusconsulting.com

J

JumpTV Announces 4th Quarter Results Consistent With Previous Disclosure

TORONTO -- (MARKET WIRE) -- March 23, 2007 -- JumpTV Inc. (TSX: JTV) (AIM: JTV), the world's leading broadcaster of ethnic television over the Internet, today announced quarterly results and key performance indicators for the quarter ended December 31, 2006, consistent with the results previously disclosed in the Company's short-form prospectus filed February 19, 2007.

For the quarter ended December 31, 2006 revenue increased 93.5% to US$748,864 from US$387,093 in the same period a year ago. Sequentially, revenue increased 40.1% from US$534,671 in the third quarter of 2006, as the Company added to its subscriber base.

Net loss for the fourth quarter of 2006 was US$8,676,543 or US$0.25 net loss per basic and diluted share compared to US$2,556,145 or US$0.16 net loss per basic and diluted share in the same period a year ago and US$6,494,411 or US$0.23 net loss per basic and diluted share in the quarter ended September 30, 2006. The increase in net loss was primarily the result of increased staffing levels to support the Company's global operations and ongoing investments in network, software and corporate systems.

At December 31, 2006 JumpTV had 254 channel partnerships, compared to 102 at the same period a year ago. This compares to 225 channel partnerships as of September 30, 2006.

For the fourth quarter of 2006, total subscriptions increased 127.6% to 28,138 from 12,361 in the same period a year ago. Sequentially, subscriptions increased 17.8% from 23,885 in the third quarter 2006 and 31.8% from 18,119 in the second quarter 2006. As disclosed in the short-form prospectus, subscriptions were 31,891 as of February 9, 2007.

For the fourth quarter of 2006, total subscribers increased 112.2% to 24,554 from 11,572 in the same period a year ago. Sequentially, subscribers increased 11.5% from 22,019 in the third quarter of 2006 and 34.9% from 16,319 in the second quarter of 2006. As disclosed in the short-form prospectus, subscribers were 27,963 as of February 9, 2007.

Average Monthly Churn was 26.9% for the fourth quarter of 2006 compared to 22.8% for the third quarter of 2006. The Company believes increased churn was, in part, driven by the Company's experimentation with seven-day marketing promotions throughout the fourth quarter, as well as subscribers upgrading from individual channels to channel bundles. As disclosed in the short-form prospectus, churn was 16.6% for the month of January 2007.

For the fourth quarter of 2006, JumpTV's Subscriber Acquisition Cost (SAC) increased 79.9% to US$39.21 compared to US$21.80 in the third quarter of 2006, as the Company experimented with different online and offline marketing initiatives.

For the quarter ended December 31, 2006, Average monthly Revenue Per User (ARPU) increased 17.1% to US$11.04, compared to US$9.43 in the third quarter of 2006, the

result of certain subscribers moving from individual channel subscriptions to higher-priced channel bundles.

On February 23, 2007, JumpTV completed a public offering of common stock generating approximately US$100,000,000. The net proceeds from the offering will be used primarily to fund the continued roll-out of the JumpTV delivery infrastructure, to fund further investment in product development and technology, to fund JumpTV's subscriber acquisition strategy as well as to fund general corporate expenditures and working capital requirements of JumpTV's business including possible acquisitions. In keeping with its overall strategy, the Company is currently evaluating various potential acquisition opportunities. If agreement on one or more acquisition transactions is reached, all or a portion of the net proceeds of the offering may be re-allocated to effect such acquisitions.

G. Scott Paterson, chairman & chief executive officer of JumpTV, said, "As we have said since our initial public offering, JumpTV is focused on executing against our three phased strategy. To that end we have averaged signing up at least two new channel partnerships a week. We have built out our technology and user experience and are close to launching our social networking capabilities; and most importantly, we have actively partnered with leading potential sources of new viewers."

The Company reports key recent highlights for JumpTV include:

1- We launched JumpTV 3.0. This major redesign resulted in an improved viewer experience and dramatically increases our ability to offer premium television offerings such as pay-per-view and video on demand content;

2- We successfully added high-value, cross-cultural sports content to JumpTV. By acquiring Hispanic sports portal SportsYa (www.sportsya.com), and securing the rights to more than 200 matches from this year's Euro2008 qualifying tournament along with coverage of both the Egyptian and Israeli football leagues, we have effectively positioned JumpTV as one of the leading online destinations to view football live on the Internet;

3- We have added a key relationship with Orascom Telecom, owner of LINKdotNET and Arpu+. Our agreements with Orascom are vital steps in broadening our offering across the Middle East and North Africa. Orascom will be marketing our content to the Arabic community via its 10 web portals and we expect these activities to greatly enhance our brand in this key market.

Kaleil Isaza Tuzman, president and chief operating officer, added, "The fourth quarter of 2006 continued JumpTV's strong trajectory in content acquisition and product development, while providing important learning on the merchandising and customer acquisition fronts. We were pleased to see ongoing viral growth in JumpTV's subscriber base, and regular upgrades from individual channel subscriptions to channel bundles when premium packages have been made available -- resulting in higher ARPU."

Mr. Isaza Tuzman continued, "We were particularly pleased with our momentum in signing some very important, quality channel partners in the past quarter, including MBC1 and Al Arabiya (top Pan Arab channels), BEC3 (#1 channel in Thailand), Frecuencia Latina (leading channel in Peru) and the Sahara Group of channels (leading channels in India). We were also encouraged by the strong sequential increase in average monthly revenue per user, which was the result of successfully introducing bundled channels."

Mr. Paterson added, "As we near the end of the first quarter of 2007, we remain confident in our ability to expand our content, improve the quality of delivery and increase our viewer base. We also believe that through a number of recently signed agreements, we are positioned to expand our revenue model to include an advertising component. Finally, as a result of our recently completed secondary offering, we are appropriately capitalized to act on acquisition opportunities as they become available."

Mr. Paterson concluded, "We view 2007 as being a year of significant growth and evolution for JumpTV as we move towards a multi revenue stream model, providing certain content in select territories on an ad-supported basis, and continue to implement a series of distribution partnerships with broadband ISPs, Internet portals and device manufacturers. Following the agreements we signed last year with Telefonica, Comcast, Que Pasa and Maktoob, this year we have already announced major deals with Simply Media, Joost, blinkx and LINKdotNET -- and anticipate entering into further distribution partnerships."

JumpTV will hold a conference call to discuss its fourth quarter results at 6:00 a.m. PDT, 9:00 a.m. EDT and 1:00 p.m. GMT on Friday, March 23, 2007. A replay of the call will be available for 7 days using the following dial-in numbers: US -- 1-877-519-4471 or International -- 973-341-3080; conference code 8571323. The call will also be available via live audio cast on the JumpTV website, located at www.jumptv.com. The audio cast will be archived on the Company's website for a period of 30 days.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading broadcaster of ethnic television over the Internet. With over 280 channels from 70+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers in over 100 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward Looking Statement

This news release contains forward-looking statements that involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not

place undue reliance on the forward looking statements. These forward looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance and achievements that may be expressed or implied by such forward looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ from current expectations is contained in the "Risk Assessment" section included in the Company's final prospectus and MD&A posted on www.sedar.com.

Key Performance Indicators and Other Measures

JumpTV is not aware of any uniform standards for calculating subscriptions, subscribers, ARPU, SAC, Churn and channels signed and we believe that JumpTV's presentation of these measures may not be calculated consistently with other companies in the same or similar business. Moreover, these measures are of operational performance and not measures of financial performance under generally accepted accounting principles. All other financial measures referenced herein have been prepared in accordance with Canadian generally accepted accounting principles.

JumpTV Inc.

KEY PERFORMANCE INDICATORS

	Three months ended 31-Dec-06	Three months ended 30-Sep-06	Growth %
Total Subscriptions	28,138	23,885	17.80%
Total Subscribers	24,554	22,019	11.50%
Channels Signed to date	254	225	12.90%
Average Monthly Revenue per User (ARPU)	$ 11.04	$ 9.43	17.10%
Subscriber Acquisition Costs (SAC)	$ 39.21	$ 21.80	79.90%
Subscriber Monthly Churn	26.90%	22.80%	18.00%

JumpTV Inc.

CONSOLIDATED BALANCE SHEETS
[Expressed in U.S. dollars, unless otherwise noted]
[unaudited]

As at December 31

	2006 $	2005 $
ASSETS		
Current		

Cash and cash equivalents	21,936,878	5,475,052
Short-term investments	28,115,378	--
Other receivables	723,621	78,309
Prepaid expenses and deposits	1,178,119	14,812
Total current assets	51,953,996	5,568,173
Property, plant and equipment, net	1,269,488	379,694
Intangible assets	312,140	--
Goodwill	102,069	--
Other assets	161,246	105,216
Deferred direct broadcast operating costs, net	61,605	96,803
Total assets	53,860,544	6,149,886
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and other accrued liabilities	3,950,284	1,008,845
Bank loan	1,287,150	--
Due to related parties	14,676	138,323
Current portion of accrued license fees	106,916	79,592
Accrued professional fees	371,782	195,592
Accrued stock appreciation rights	1,087,760	--
Deferred revenue	205,314	56,268
Income taxes payable	61,800	16,800
Total current liabilities	7,085,682	1,495,420
Accrued license fees	--	120,000
Deferred rent	18,502	--
Total liabilities	7,104,184	1,615,420
Shareholders' equity		
Share capital	75,227,648	9,744,084
Contributed surplus	2,937,219	609,908
Accumulated other comprehensive loss	(32,240)	
(40,355)		
Accumulated deficit	(31,376,267)	
(5,779,171)		
Total shareholdęrs' equity	46,756,360	4,534,466
Total liabilities and shareholders' equity	53,860,544	6,149,886

JumpTV Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
[Expressed in U.S. dollars, unless otherwise noted]
[unaudited]

Nine months

	Year ended December 31, 2006 $	ended December 31, 2005 $
Revenue	2,061,031	1,081,268
Direct broadcast operating costs	(2,569,648)	(1,518,978)
	(508,617)	(437,710)
Other costs and expenses		
Selling, general and administrative	21,690,938	3,990,732
Stock-based compensation	4,097,351	203,934
Amortization of property, plant and equipment	128,549	27,939
Amortization of intangible assets	22,401	--
	25,939,239	4,222,605
Loss before the following:	(26,447,856)	(4,660,315)
Loss (gain) on foreign exchange	186,990	(4,391)
Interest income	(1,083,050)	(41,654)
Loss before income taxes	(25,551,796)	(4,614,270)
Provision for income taxes	45,300	16,800
Net loss for the period	(25,597,096)	(4,631,070)
Net loss per share - basic and diluted	(0.99)	(0.35)
Weighted average number of shares outstanding - basic and diluted	25,848,396	13,162,916

JumpTV Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[Expressed in U.S. dollars, unless otherwise noted]
[unaudited]

	Year ended December 31, 2006 $	Nine months ended December 31, 2005 $
OPERATING ACTIVITIES		
Net loss for the period	(25,597,096)	(4,631,070)
Adjustments to reconcile net loss to net cash used in operating activities		
Amortization of property, plant and equipment	256,183	40,165
Amortization of intangible assets	58,360	--
Stock based compensation	4,123,974	203,934

Amortization of deferred direct broadcast operating costs	87,920	5,867
	(21,070,659)	(4,381,104)
Changes in operating assets and liabilities		
Other receivables	(645,312)	(70,248)
Prepaid expenses, deposits and other assets	(1,219,337)	(113,408)
Accounts payable and other accrued liabilities	2,941,439	829,236
Due to related parties	(123,647)	123,486
Accrued license fees	(92,676)	58,337
Accrued professional fees	176,190	195,592
Deferred revenue	149,046	(14,367)
Income taxes payable	45,000	16,800
Deferred rent	18,502	--
Cash used in operating activities	(19,821,454)	(3,355,676)
INVESTING ACTIVITIES		
(Purchase) redemption of short-term investments	(28,107,263)	74,462
Purchase of property, plant and equipment	(1,145,977)	(343,987)
Purchase of intangibles	(12,500)	--
Acquisition, net of cash acquired	(440,847)	--
Cash used in investing activities	(29,706,587)	(269,525)
FINANCING ACTIVITIES		
Proceeds from share issuances, net	63,809,337	7,844,982
Proceeds from bank loan	1,287,150	--
Proceeds from (redemption of) Class C common share	(1)	1
Proceeds from exercise of stock options	713,381	125,000
Proceeds from exercise of warrants	180,000	--
Cash provided by financing activities	65,989,867	7,969,983
Net increase in cash and cash equivalents during the period	16,461,826	4,344,782
Cash and cash equivalents, beginning of period	5,475,052	1,130,270
Cash and cash equivalents, end of period	21,936,878	5,475,052

PR / IR CONTACT INFORMATION:
Lewis Goldberg / Jeffrey Goldberger
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1249
lgoldberg@kcsa.com / jgoldberger@kcsa.com

Alex Mackey
Catullus Consulting
+ 44 7773 787 458

alex.mackey@catullusconsulting.com

NOMAD:
Canaccord Adams
Chris Bowman
T: +44 (0) 20 7050 6500
Chris.Bowman@CanaccordAdams.com

K

Simply Media Partners With JumpTV to Bring Internet-Delivered International Television to UK Homes

Partnership to Make International Internet TV Content Available on Traditional Television Sets in the UK

LONDON -- (MARKET WIRE) -- March 20, 2007 -- Simply Media, a leading digital entertainment provider that produces, aggregates and distributes video content over multiple platforms, has partnered with JumpTV (AIM: JTV) (TSX: JTV), the world's leading broadcaster of ethnic television over the Internet, to provide international television channels to subscribers of its new Internet Protocol set-top box, "Simply TV."

Simply Media will carry many of JumpTV's channels from Latin America, Asia, Eastern Europe and the Middle East; including top channels from Romania, Bangladesh, Turkey and Pakistan, amongst others. The channels will be offered in both country and region-specific bundles, as well as individually.

Simply Media, co-founded by media entrepreneurs Mike Luckwell and CEO Henry Scott, operates more than 25 digital television channels, including 5 satellite channels, and brings the best in online entertainment to a wide audience via its web portal. Simply is extending its offering by launching an IPTV powered set-top box to truly integrate the promise of Internet television, with the ease of a traditional cable television-like offering.

Simply Media plans to aggressively market the Simply TV set-top box service through targeted advertising to ethnic audiences on and offline. Simply TV users will have the option to subscribe on a monthly or yearly basis when they purchase a set-top box.

CEO of Simply Media, Henry Scott, said, "By combining JumpTV's content with our leading set-top box technology, we've made it possible to watch the best international TV over the internet in UK living rooms with just a broadband connection. Tight-knit communities continue to drive Internet TV popularity which is why high-affinity, hard-to-find content is so pivotal to our offering."

He added, "We are impressed by JumpTV's vast content library and feel that the millions of expatriates living in the UK will leap at the chance to subscribe to these television channels in a traditional living room setting."

The news closely follows the launch of Simply Media's new set-top box product in the UK, which will carry JumpTV content alongside Simply Media's own content such as entertainment and celebrity gossip channel Avenue 11.

"IPTV is the future of broadcasting and bringing IP-based content to traditional television sets is the ultimate goal for any IPTV entrant. We believe that Simply TV has developed a unique turnkey solution for the ethnic audience that JumpTV targets as it provides the user with the flexibility to surf the Internet, make phone calls using Voice Over Internet

Protocol (VoIP) and watch both traditional and IPTV," said Mark David, global head of sales at JumpTV.

David added, "JumpTV sees partnering with Simply Media as the next evolution in our distribution strategy and we are confident that this joint venture will help prove the promise of IPTV by providing hundreds of our channels to users who are less computer-centric."

Simply TV is first to make its set top box product available to customers in the UK, with launch targeted for Spring 2007. The Simply TV box is WiFi-enabled and works with any broadband Internet Service Provider.

Television package pricing ranges from £3.99 - £19.99 a month.

About Simply Media

1. Simply Global, part of the Simply Media group, is responsible for development of the IPTV set top box platform.

2. Simply Media (www.simplymedia.tv) is one of the UK's leading digital entertainment providers. The company produces, aggregates and distributes video content across multiple platforms. The company operates more than 25 digital TV channels and is bringing the best online video entertainment to a wider audience via its web portal and IPTV platform. The company currently distributes thousands of hours of programming over satellite, cable and broadband internet.

3. Clients include Emap, iVillage, Yahoo!, Pokerzone, Time Life and DD Home Entertainment. The company also produces and owns a number of media properties including The Baby Channel, a joint venture with RDF Media, and Avenue 11, a daily entertainment news service available exclusively on www.simply.tv.

www.simplymedia.tv

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading broadcaster of ethnic television over the Internet. With over 280 channels from 70+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers in over 100 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

www.jumptv.com

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should," "could," "anticipate," "believe," "plan," "estimate," "potential," "expect," "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

This document is available on the KCSA Worldwide Website at www.kcsa.com

JUMPTV PR / IR Contacts
North America:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

Jeff Goldberger
+1-212-896-1249
jgoldberger@kcsa.com

Simply Media PR Contacts
UK:
Matthew Halfin
Simply Media
Alex Mackey
+44-207 608 8661Catullus Consulting
matthew.halfin@simplymedia.tv
+44 20 7736 2938
alex.mackey@catullusconsulting.com

Narda Shirley
Gong Communications
+44 7770 888318
narda@gongcommunications.com

L

JumpTV Announces Fourth Quarter and Year End 2006 Results Release Date and Conference Call

The Results Have No Material Difference From Summary Results Disclosed February 19, 2007

TORONTO -- (MARKET WIRE) -- March 19, 2007 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, today announced that it will report the full details of its fourth quarter and year end 2006 results Friday, March 23, 2007. The Company advises that there are no material differences in the results from the Summary Results disclosed on February 19, 2007 in connection with the filing of its final short-form prospectus on that day.

The company will hold a conference call to discuss its financial results at 1:00 p.m. GMT (9:00 a.m. EDT / 6 a.m. PDT) on Friday, March 23, 2007 for interested investors, analysts, and portfolio managers. To participate in the call, interested parties can use the following dial-in numbers: US -- 1-866-425-6191 or International -- 973-582-2771; conference code -- 8571323. Callers are suggested to dial in at least 5 minutes prior to the call. The conference call will also be broadcast live as a listen-only audio cast. To listen live please go to the JumpTV website, located at www.jumptv.com. The audio cast will be archived on the Company's website for a period of 30 days.

A replay of the call will be available for 7 days using the following dial-in numbers: US -- 1-877-519-4471 or International -- 973-341-3080; conference code 8571323.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading broadcaster of ethnic television over the Internet. With over 280 channels from 70+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers in over 100 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form

prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

This document is available on the KCSA Worldwide Website at www.kcsa.com

JUMPTV PR / IR Contacts
North America:
Lewis Goldberg / Jeff Goldberger
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1249
lgoldberg@kcsa.com / jgoldberger@kcsa.com

UK:
Alex Mackey
Catullus Consulting
+44 20 7736 2938
alex.mackey@catullusconsulting.com

M

JumpTV Signs Exclusive Contract With Korea's Premier Channel, Arirang TV

Internet Television Broadcaster to Offer Top Korean/English Language Channel via JumpTV.com

TORONTO -- (MARKET WIRE) -- March 08, 2007 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, has signed an exclusive Internet-broadcast agreement with Korea's 24-hour English/Korean language channel, Arirang TV.

Arirang TV will be available at a price of US$9.95 per month when launched commercially and will likely be included in a bundle of Korean channels at a later date.

Arirang TV is one of Asia's premier networks, reaching more than 57.5 million households in 188 countries. The network offers outsiders a window into Asia and provides a unique view of Korean culture.

Commenting on the partnership Myungho Jang, Arirang TV president, stated, "Arirang is already an international media player. So when we were examining our options of bringing our content to the Internet, one player in the space, JumpTV, leapt out as the most strategic partner we could choose. The JumpTV platform allows us to reach a wider international audience by promoting the channel via the Internet, broadening our reach and allowing us to capitalize on a new potential revenue stream."

Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International, added, "Arirang TV is one of the most popular TV channels in Asia, reaching a massive global audience. JumpTV believes this partnership will aid in subscriber acquisition from all over the world and significantly enhance our program offering from Asia."

"Arirang TV's partnership with JumpTV gives the channel access to a new international viewer base who wants to tune in to Korean television in a manner that suits today's mobile lifestyle. This partnership not only allows JumpTV subscribers across the globe to engage with programming from their homeland, but it also gives other international subscribers the chance to explore Korea's culture," said Kevin Foong, general manager of JumpTV's Asia Pacific group.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 280 channels from 70+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 100 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

About Arirang TV

Arirang is a 24-hour satellite channel broadcast in English and Korean. Its main programming is about Korea's culture, history, tradition and nature to promote Korea and share the culture to the rest of the world. Arirang is currently available in over 57.5 million households in 188 countries.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

PR / IR Contacts

North America:
Lewis Goldberg / Jeff Goldberger
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1249
lgoldberg@kcsa.com / jgoldberger@kcsa.com

UK:
Alex Mackey
Catullus Consulting
+44 20 7736 2938
alex.mackey@catullusconsulting.com

N

JumpTV Signs 10 New Exclusive Channels

Internet Television Broadcaster Adds Channels in Asia, Eastern Europe, the Middle East and Sub-Saharan Africa

TORONTO -- (MARKET WIRE) -- March 06, 2007 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of television over the Internet, announced today that it has signed 10 new exclusive internet broadcast agreements with channels from Thailand, India, Croatia, U.A.E., Botswana and Madagascar, expanding its network to 280 channels under license.

The channels signed are:

-- ATVM H+ (Thailand)
-- ABTV Channel 5 (Thailand)
-- ABTV Channel 6 (Thailand)
-- Makkal TV (India)
-- Win TV (India)
-- Tamilan TV (India)
-- Otvorena Televizija Zagreb (OTV) (Croatia)
-- Hawas TV (UAE)
-- Gaborone Broadcasting Corporation (GBC) (Botswana)
-- Malagasy Broadcasting System (MBS) (Madagascar)

The 10 new channels are expected to be individually priced at US$9.95 per month when launched and may be included in future language- or region-specific channel bundles.

Commenting on the partnership with JumpTV, Mirko Korusic, general director of OTV Croatia, said, "We see an enormous opportunity by partnering with JumpTV. There are millions of Croatians living away from home with no access to our content. Now, with just a broadband connection, these people can watch our popular political programs, news coverage and sporting events wherever they are in the world."

"There are millions of Thai, Indian, Croatian, Botswana and Malagasy people living around the world. For most, the only way they will be able to keep up with the latest news, music, sports and entertainment from home will be through JumpTV," said Sila Celik, head of content acquisition and global operations at JumpTV. "By adding these new channels we expand our offering and make our service more relevant to these international communities looking to link back to their respective homes."

Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International, stated, "We understand that our subscribers want choices. When they access JumpTV's television content, from either JumpTV.com or an affiliate partner like Terra.com or Maktoob.com, they have come to expect the most extensive library of international content on the Internet. That's what these and many other new channels offer: an ever-expanding universe of choice that harnesses the power of the Internet."

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading broadcaster of ethnic television over the Internet. With over 270 channels from 70+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers in over 100 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should," "could," "anticipate," "believe," "plan," "estimate," "potential," "expect," "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

This document is available on the KCSA Worldwide Website at www.kcsa.com

PR / IR Contacts
North America:
Lewis Goldberg / Jeff Goldberger
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1249
lgoldberg@kcsa.com / jgoldberger@kcsa.com

UK:
Alex Mackey
Catullus Consulting
+44 20 7736 2938
alex.mackey@catullusconsulting.com

O

JumpTV Provides Leading Ethnic Television to Joost(TM)

Internet Television Pioneers Partner to Provide Video-on-Demand Programming From Around the World on Joost

TORONTO -- (MARKET WIRE) -- March 02, 2007 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, has partnered with Joost™ (www.joost.com), the world's first broadcast-quality, free-to-air Internet television service, to make a significant portion of JumpTV's library of video-on-demand television content available on a series of exclusive JumpTV-branded ethnic television vertical "channels" on the Joost platform.

JumpTV currently broadcasts live over the Internet thousands of popular television programs, news, music and sporting events from 270 channels from over 70 countries around the world on a subscription and advertising supported basis.

The initial JumpTV offering on Joost will feature programming regularly gathered from JumpTV's digitally rights compliant international television roster. The first JumpTV "channels" on Joost will feature popular Spanish-language series from Colombia, Chile and Peru, in addition to Arabic-language comedy, drama and news programs from some of the leading broadcasters in the Middle East.

JumpTV will be adding new programming on a daily or weekly basis, and intends to launch several more channels on Joost in other languages, including but not limited to Romanian, Turkish, Russian and Bengali.

Commenting on the partnership, Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International stated, "We see Joost as a unique and important distribution/programming partner. Like us, the Joost team innately understands the power of viral, high-affinity long-tail content -- for example, JumpTV's ethnic TV programming. Given the track record of the Joost founders, we believe that the Joost platform could be as transformational for online television as their previous ventures have been."

Yvette Alberdingkthijm, executive vice president of content strategy and acquisition of Joost said, "Content owners like JumpTV, with a diverse offering of channels that feed the global appetite for streamed online content, are a perfect match for Joost. Partnering with JumpTV will allow our viewers access to the best in global television programming in an Internet rights-compliant fashion."

Mike "JB" John-Baptiste, head of global distribution for JumpTV, said, "Joost, like JumpTV has been securing programming from key licensors of television content, so we were pleased to see that they recognized our singular commitment and leadership in ethnic television."

JB continued, "JumpTV is committed to providing our TV broadcaster content partners the broadest audience on the Internet as possible -- whether through ISPs, mobile carriers or Internet portals."

The partnership between Joost and JumpTV involves sharing of advertising revenues on the JumpTV-branded channels.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 270 channels from 70+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 100 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

About Joost™

Joost™ provides a new way of watching TV that combines the best of full-screen television entertainment with online interactive and community benefits to bring an unprecedented selection of video content to viewers anytime, anywhere. Joost is based on a state-of-the-art, secure, peer-to-peer streaming technology. To learn more about Joost or to become a beta-tester, visit www.joost.com.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

PR / IR Contacts

North America:
Lewis Goldberg / Jeff Goldberger
KCSA Worldwide

+1-212-896-1216 / +1-212-896-1249
lgoldberg@kcsa.com / jgoldberger@kcsa.com

UK:
Alex Mackey
Catullus Consulting
+44 20 7736 2938
alex.mackey@catullusconsulting.com

Joost:
Brian Baumley
Cohn & Wolfe for Joost
212-798-9813
Brian_Baumley@cohnwolfe.com

P

JUMPTV ANNOUNCES COMPLETION OF US$100,000,000 COMMON SHARE OFFERING

THIS NEWS RELEASE IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

Toronto, Ontario – February 23, 2007 – JumpTV Inc. ("JumpTV" or, the "Company") (AIM:JTV) (TSX:JTV) announced today that it has completed the previously announced public offering (the "Offering") of 13,043,479 of its common shares the ("Common Shares") with a syndicate of underwriters led by joint bookrunners Canaccord Capital Corporation and Morgan Stanley Canada Limited and including Paradigm Capital Inc., Loewen, Ondaatje, McCutcheon Limited and GMP Securities L.P. (collectively, the "Underwriters"). Panmure Gordon (Broking) Limited provided UK and European capital markets advice in addition to advice received by JumpTV from the Underwriters. The TSX has conditionally approved the listing of the Common Shares subject to the Offering and application has been made for admission of the Common Shares for trading on AIM, with admission to AIM expected to occur on Monday, February 26, 2007.

Gross proceeds of the Offering are C$117,391,311 (US$100,000,000). The Company has granted the Underwriters an over-allotment option (the "Over-Allotment Option"), exercisable for a period of 30 days following the closing of the Offering, to purchase up to 1,956,521 additional common shares. If the Over-Allotment Option is exercised in full, then JumpTV will receive aggregate gross proceeds of approximately C$135,000,000 (US$115 million).

Contacts:

G. Scott Paterson
Chairman & CEO
JumpTV Inc.
T: +1.416.368.6464
paterson@jumptv.com

Alex Mackey
Catullus Consulting
T: +44 (0) 20 7736 2938
alex.mackey@catullusconsulting.com

NOMAD:
Canaccord Adams
Chris Bowman
T: +44 (0) 20 7050 6500
Chris.Bowman@CanaccordAdams.com

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet (as measured by number of channels). With rights to broadcast 270 channels from over 70 countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers in over 90 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

This press release is not for publication or distribution or release in the United States of America (including its territories and possessions, any State of the United States of America and the District of Columbia), the Republic of Ireland, the Republic of South Africa, Australia or Japan. The information contained herein does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities for sale in the United States, the Republic of Ireland, the Republic of South Africa, Australia or Japan or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States unless registered or pursuant to an exemption from such registration. No public offering of securities is being made in the United States.

With respect to the United Kingdom (the ''U.K.'') the proposed offering is only being and may only be made to and directed at persons in the U.K. who are (a) a ''Qualified investor'' within the meaning of Section 86(7) of the Financial Services and Markets Act 2000 of the U.K. as amended from time to time (''FSMA'') and (b) within the categories of persons referred to in Article 19 (Investment professionals) or Article 49 (High net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 of the U.K. (''Financial Promotion Order'') (all such persons together being referred to as ''relevant persons''). The common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common shares will be engaged in only with, relevant persons in the UK.

The distribution of this announcement in certain jurisdictions may be restricted by law and persons into whose possession any document or other information comes should inform themselves about and observe any such restriction. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Shares in JumpTV have not been and will not be registered under the applicable securities laws of Australia or Japan and may, subject to certain exemptions, not be offered or sold within Australia or Japan or to, or for the account or benefit of, citizens or residents of Australia, or Japan.

Forward-Looking Statements

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Q

blinkx Partners With JumpTV to Make Entire Library of Ethnic Television Content Available on the blinkx Index

This News Release Is Not Intended for Distribution to United States Newswire Services or Dissemination in the United States

Clips From 270 International Television Channels From Around the World Searchable on blinkx.com

TORONTO and SAN FRANCISCO, CA -- (MARKET WIRE) -- February 14, 2007 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading subscription-based broadcaster of ethnic television over the Internet as measured by number of channels, has partnered with blinkx, the world's largest video search engine, to make JumpTV's television content fully indexed and searchable at www.blinkx.com.

JumpTV broadcasts over the internet thousands of popular television programs and sporting events from 270 channels from over 70 countries around the world. By partnering with blinkx, JumpTV will syndicate free preview content of its channels to blinkx users both at www.blinkx.com and blinkx's syndication network. JumpTV expects to derive revenue through advertising alongside these previews and any of those users who then choose to subscribe.

Commenting on the philosophy behind JumpTV partnering with blinkx, Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International stated, "JumpTV is committed to working with high quality partners to deliver our highly targeted, ethnic content to as many potential viewers as possible. By making clips of our programming available on the blinkx platform we will enable a large potential audience to find our full, live streams and video-on-demand library."

Isaza Tuzman continued, "This partnership is a value-added service we are providing to our TV channel partners. Core to our relationship with these channels is our commitment to expand their international viewing audience. We believe that working with blinkx will represent a significant advance in the execution of our subscriber acquisition strategy."

Through both automatic "spiders" that crawl the web for audio/video content and content partnerships with over 100 leading content and media companies, including Reuters and MTV, blinkx uses visual analysis and speech recognition to better understand rich media content.

"blinkx is focused on providing today's internet users with an easier way of finding multimedia online. With the proliferation of television and video online, rich media is the next step in the evolution of search from the desktop to the living room. By indexing and making JumpTV content searchable we are helping to bring JumpTV to people who may previously have not known it existed," said Federico Grosso, vice president of Business Development, blinkx.

"JumpTV has a significant portion of the best international television available online," continued Federico Grosso. "Given the large amount of video content on the www.JumpTV.com site, this partnership gives www.blinkx.com significant international content for our audience."

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet, as measured by number of channels. With 270 channels from more than 70 countries, JumpTV delivers to its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers in over 90 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to JumpTV or its management. These statements reflect JumpTV's current expectations and are based on information currently available to management. These

forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in JumpTV's prospectus (admission document) dated August 1, 2006, and matters discussed under "Risk Factors" contained in JumpTV's preliminary short form prospectus dated February 12, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

PR / IR Contacts
North America:
Lewis Goldberg / Marybeth Csaby
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1236
ddevoren@kcsa.com / mcsaby@kcsa.com

UK:
Alex Mackey
Catullus Consulting
+44 20 7736 2938
alex.mackey@catullusconsulting.com

NOMAD:
Canaccord Adams
Chris Bowman
+44 (0) 20 7050 6500
Chris.Bowman@CanaccordAdams.com

R

JumpTV Announces US$100 Million Common Share Offering

THIS NEWS RELEASE IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

February 13, 2007

TORONTO, ONTARIO—JumpTV Inc. ("JumpTV" or, the "Company") (AIM:JTV) (TSX:JTV) is pleased to announce that in connection with the proposed public offering of common shares previously announced on February 12, 2007, it has entered into an agreement with a syndicate of underwriters led by joint bookrunners Canaccord Capital Corporation and Morgan Stanley Canada Limited and including Paradigm Capital Inc., Loewen, Ondaatje, McCutcheon Limited and GMP Securities L.P. (collectively, the "Underwriters") for the purchase by the Underwriters of 13,043,479 common shares at a price of C$9.00 per common share (£3.93 in the UK) for aggregate gross proceeds of C$117,391,311 (the "Offering") (US$100 million).

The Company has granted the Underwriters an over-allotment option (the "Over-Allotment Option"), exercisable for a period of 30 days following the closing of the Offering, to purchase up to that number of common shares equal to 15% of the number of common shares issued pursuant to the Offering. If the Over-Allotment Option is exercised in full, then JumpTV will receive aggregate gross proceeds of approximately C$135,000,008 (US$115 million).

The net proceeds from the Offering will be used primarily to fund the continued roll-out of the JumpTV delivery infrastructure, to fund further investment in product development and technology, to fund JumpTV's subscriber acquisition strategy as well as to fund general corporate expenditures and working capital requirements of JumpTV's business including possible acquisitions.

In keeping with its overall strategy, the Company is currently evaluating various potential acquisition opportunities. Although no agreements or understandings have been reached and no commitments made with respect to any transaction, there have been significant discussions in certain cases. While JumpTV intends to continue discussions relating to one or more of these potential acquisition opportunities following the completion of the offering, it is not possible to predict whether any of these discussions may lead to the announcement of a transaction, or the timeframe within which this might occur. However, JumpTV cannot preclude the possibility that agreement on one or more acquisition transactions will be reached in the weeks or months following the closing of this offering. If agreement on one or more acquisition transactions is reached, all or a portion of the net proceeds of the offering may be re-allocated to effect such acquisitions.

A preliminary short-form prospectus for the Offering was previously filed with the securities commissions in each of the provinces of Canada. A (final) short-form prospectus is expected to be filed with each of the Canadian securities commissions as soon as possible.

Residents of Canada can obtain copies of the preliminary short form prospectus from Canaccord Capital Corporation, BCE Place, Suite 3000, 161 Bay Street, Toronto, Ontario M5J 2S1 (Tel:

416-869-7368, Attention: Lee Ward) or from Morgan Stanley Canada Limited, 181 Bay Street, Suite 3700, P.O. Box 776, Toronto, Ontario M5J 2T3 (Tel: 416-943-8447, Attention: Dougal Macdonald) or via SEDAR on www.sedar.com.

Contacts:

G. Scott Paterson
Chairman & CEO
JumpTV Inc.
T: +1.416.368.6464
paterson@jumptv.com

Alex Mackey
Catullus Consulting
T: +44 (0) 20 7736 2938
alex.mackey@catullusconsulting.com

NOMAD:
Canaccord Adams
Chris Bowman
T: +44 (0) 20 7050 6500
Chris.Bowman@CanaccordAdams.com

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet (as measured by number of channels). With rights to broadcast 270 channels from over 70 countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers in over 90 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

This press release is not for publication or distribution or release in the United States of America (including its territories and possessions, any State of the United States of America and the District of Columbia), the Republic of Ireland, the Republic of South Africa, Australia or Japan. The information contained herein does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities for sale in the United States, the Republic of Ireland, the Republic of South Africa, Australia or Japan or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States unless registered or pursuant to an exemption from such registration. No public offering of securities is being made in the United States.

With respect to the United Kingdom (the "U.K.") the proposed offering is only being and may only be made to and directed at persons in the U.K. who are (a) a "Qualified investor" within the meaning of Section 86(7) of the Financial Services and Markets Act 2000 of the U.K. as

amended from time to time (''FSMA'') and (b) within the categories of persons referred to in Article 19 (Investment professionals) or Article 49 (High net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 of the U.K. (''Financial Promotion Order'') (all such persons together being referred to as ''relevant persons''). The common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common shares will be engaged in only with, relevant persons in the UK.

The distribution of this announcement in certain jurisdictions may be restricted by law and persons into whose possession any document or other information comes should inform themselves about and observe any such restriction. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Shares in JumpTV have not been and will not be registered under the applicable securities laws of Australia or Japan and may, subject to certain exemptions, not be offered or sold within Australia or Japan or to, or for the account or benefit of, citizens or residents of Australia, or Japan.

Forward-Looking Statements

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's preliminary short form prospectus dated February 12, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

S

RECEIVED

2007 APR 27 A

OFFICE OF INTERNATIONAL CORPORATE FINANCE

JumpTV Announces Common Share Offering

THIS NEWS RELEASE IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

February 12, 2007

TORONTO, ONTARIO—JumpTV Inc. ("JumpTV" or, the "Company") (AIM:JTV) (TSX:JTV) announces today the launch of a proposed public offering of common shares in each of the provinces of Canada. Canaccord Capital Corporation and Morgan Stanley Canada Limited are the joint bookrunners of the underwriting. Paradigm Capital Inc., Loewen, Ondaajte, McCutcheon Limited and GMP Securities L.P. are also underwriters. Panmure Gordon (Broking) Limited has been engaged to provide JumpTV with UK and European capital markets advice in addition to advice received by JumpTV from the underwriters.

In connection with the proposed offering of common shares, JumpTV has filed a preliminary short form prospectus with the securities regulatory authorities in each of the provinces of Canada. The terms of the offering, including the number of securities offered and the offering price, will be determined at the time of pricing.

Trading in the Company's shares will be temporarily suspended on the AIM market of the London Stock Exchange pending finalization of the terms of the proposed common share offering.

The net proceeds from the proposed offering will be used primarily to fund the continued roll-out of the JumpTV delivery infrastructure, to fund further investment in product development and technology, to fund JumpTV's subscriber acquisition strategy as well as to fund general corporate expenditures and working capital requirements of JumpTV's business including possible acquisitions.

In keeping with its overall strategy, the Company is currently evaluating various potential acquisition opportunities. Although no agreements or understandings have been reached and no commitments made with respect to any transaction, there have been significant discussions in certain cases. While JumpTV intends to continue discussions relating to one or more of these potential acquisition opportunities following the completion of the offering, it is not possible to predict whether any of these discussions may lead to the announcement of a transaction, or the timeframe within which this might occur. However, JumpTV cannot preclude the possibility that agreement on one or more acquisition transactions will be reached in the weeks or months following the closing of this offering. If agreement on one or more acquisition transactions is reached, all or a portion of the net proceeds of the offering may be re-allocated to effect such acquisitions.

Residents of Canada can obtain copies of the preliminary short form prospectus from Canaccord Capital Corporation, BCE Place, Suite 3000, 161 Bay Street, Toronto, Ontario M5J 2S1 (Tel: 416-869-7368, Attention: Lee Ward), from Morgan Stanley Canada Limited, 181 Bay Street, Suite 3700, P.O. Box 776, Toronto, Ontario M5J 2T3 (Tel: 416-943-8447, Attention: Dougal Macdonald) or via SEDAR on www.sedar.com.

Contacts:

G. Scott Paterson
Chairman & CEO
JumpTV Inc.
T: +1.416.368.6464
paterson@jumptv.com

Alex Mackey
Catullus Consulting
T: +44 (0) 20 7736 2938
alex.mackey@catullusconsulting.com

NOMAD:
Canaccord Adams
Chris Bowman
T: +44 (0) 20 7050 6500
Chris.Bowman@CanaccordAdams.com

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet (as measured by number of channels). With rights to broadcast 270 channels from over 70 countries, JumpTV delivers its subscribers full-screen news, *sports and entertainment* content on a real-time basis from all corners of the globe. JumpTV has subscribers in over 90 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones. For additional information, visit www.jumptv.com.

This press release is not for publication or distribution or release in the United States of America (including its territories and possessions, any State of the United States of America and the District of Columbia), the Republic of Ireland, the Republic of South Africa, Australia or Japan. The information contained herein does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities for sale in the United States, the Republic of Ireland, the Republic of South Africa, Australia or Japan or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States unless registered or pursuant to an exemption from such registration. No public offering of securities is being made in the United States.

With respect to the United Kingdom (the ''U.K.'') the proposed offering is only being and may only be made to and directed at persons in the U.K. who are (a) a ''Qualified investor'' within the meaning of Section 86(7) of the Financial Services and Markets Act 2000 of the U.K. as amended from time to time (''FSMA'') and (b) within the categories of persons referred to in Article 19 (Investment professionals) or Article 49 (High net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 of the U.K. (''Financial Promotion Order'') (all such persons together being referred to as ''relevant persons''). The common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common shares will be engaged in only with, relevant persons in the UK.

The distribution of this announcement in certain jurisdictions may be restricted by law and persons into whose possession any document or other information comes should inform themselves about and observe any such restriction. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Shares in JumpTV have not been and will not be registered under the applicable securities laws of Australia or Japan and may, subject to certain exemptions, not be offered or sold within Australia or Japan or to, or for the account or benefit of, citizens or residents of Australia, or Japan.

Forward-Looking Statements

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's preliminary short form prospectus dated February 12, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

T

JumpTV Signs 11 New Exclusive Channels

Internet Television Broadcaster Adds Channels in Asia, the Middle East and Sub-Saharan Africa

TORONTO -- (MARKET WIRE) -- February 12, 2007 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, announced today that it has signed 11 new exclusive internet broadcast agreements with channels from Pakistan, Thailand, Lebanon, Nigeria and Benin, expanding its network to 270 channels under license.

Channels signed include: ORTB (Benin), Channels TV, Lagos TV and MiTV (Nigeria), Zam TV and Rung TV (Pakistan), Popper, Rak Thai TV, Panorama 07 and Thai Cable Channel (Thailand) and Mlive (Lebanon).

The 11 new channels are expected to be individually priced at US$9.95 per month when launched commercially, and some will become part of country/region-specific channel bundles at later dates. The addition of the 3 Nigerian, 4 Thai and 2 Pakistani channels brings JumpTV's Nigerian, Thai and Pakistani channel lineup to 7 channels, 9 channels and 12 channels respectively, and bundles will be launched for each of these countries soon. The additional Lebanese channel is to be included in JumpTV's Pan Arab Package, which currently includes 23 top Arab channels for US$29.95 per month.

Commenting on the partnership with JumpTV, M. Julien Pierre Akpaki, general director of ORTB said, "JumpTV is enabling ORTB to grow from a #1 national channel that is available in Benin only to a global channel overnight. Since a majority of our programming is in French, we believe there is a real market for our content not only among the people of Benin, but anyone interested in West African television."

"JumpTV is thrilled to announce the addition of 11 channels from countries like Nigeria, Thailand, Pakistan and Lebanon," said Sila Celik, head of content acquisition and global operations at JumpTV. "We understand that our subscribers want an array of content from their country or region of origin and these channels add substantially to our offerings."

Kaleil Isaza Tuzman, chief executive officer and president of JumpTV International continued, "The first phase of JumpTV's business strategy has always been to aggregate the most television content from around the globe. Now with 270 channel partnerships, JumpTV continues to solidify itself as the largest broadcaster of ethnic programming, providing its subscribers with live television, when and where they want it."

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 250 channels from 70+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

This document is available on the KCSA Worldwide Website at www.kcsa.com

PR / IR Contacts
North America:
Lewis Goldberg / Jeff Goldberger

KCSA Worldwide
+1-212-896-1216 / +1-212-896-1249
lgoldberg@kcsa.com / jgoldberger@kcsa.com

UK:
Alex Mackey
Catullus Consulting
+44 20 7736 2938
alex.mackey@catullusconsulting.com

U

JumpTV Signs Distribution Agreement With Leading Ukrainian Channel Studio 1+1 International

Internet Television Broadcaster to Offer Top Ukrainian Television via JumpTV.com

TORONTO -- (MARKET WIRE) -- February 06, 2007 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, has signed an Internet-broadcast agreement with Ukrainian channel Studio 1+1 International. The channel is owned by Central European Media Enterprises (CME) (NASDAQ: CETV) (PSE: CETV), the leading television broadcaster in Central and Eastern Europe. This contract comes on the heels of the contract renewal of another top CME channel on the JumpTV platform, ProTV International, Romania's leading entertainment channel.

Studio 1+1 International will be available at a price of US$9.95 per month when launched commercially and will likely be included in a bundle of Ukrainian and Russian channels at a later date.

Commenting on the partnership Andriy Shekhovtsov, 1+1 International channel executive, stated, "JumpTV's platform will make it easy for us to reach the millions of Ukrainians living outside of Ukraine. Additionally, we will be able to generate a new revenue stream through the international distribution of our content."

Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International, added, "Studio 1+1's television programming is some of the most popular in the region, as reflected in its majority total audience share in the Ukraine in recent years. We believe that this partnership will aid in subscriber acquisition from this region and significantly enhance our Ukrainian offering."

"This partnership with Studio 1+1 brings popular Ukranian television programming to a new, global audience and in a manner that suits today's mobile lifestyle. Studio 1+1 International's widely viewed programming offers JumpTV subscribers an opportunity to connect and engage with their homeland," said Mark David, managing director of JumpTV International.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 250 channels from 70+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 100 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

About Studio 1+1

Studio "1+1" is a national Ukrainian-language TV channel, the leader of national TV production and one of the most favorite channels among Ukrainian viewers. The international version of Studio "1+1," TV channel "1+1 International" is currently broadcasted in the USA, Canada and Israel territories.

"1+1 International" is the Ukrainian-language TV channel for people from Ukrainian diasporas all over the world. It offers content in Ukrainian and Russian languages that allows those, who do not live in Ukraine at the moment, to stay in touch with everyday life in Ukraine and see stories about Ukrainians living abroad.

About CME

CME is a TV broadcasting company operating leading networks in six Central and Eastern European countries with an aggregate population of approximately 91 million people. The Company's television stations are located in Croatia (Nova TV), Czech Republic (TV Nova, Galaxie Sport), Romania (PRO TV, Acasa, PRO Cinema), Slovakia (Markíza), Slovenia (POP TV, Kanal A) and Ukraine (Studio 1+1, Studio 1+1 International, Kino, City). CME is traded on the NASDAQ and the Prague Stock Exchange under the ticker symbol "CETV."

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:

Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

Jeffrey Goldberger
KCSA Worldwide
+1-212-896-1249
jgoldberger@kcsa.com

Andriy Shekhovtsov
Studio 1+1 International
+38044 490 0101
fax. +38044 490 7097
ashekhovtsov@base.1plus1.net

V

JumpTV Signs Exclusive Partnership With Chilean Air TV Channel Megavisión

Internet Television Broadcaster Will Offer Top Chilean Television Channels Exclusively on JumpTV.com

TORONTO -- (MARKET WIRE) -- February 01, 2007 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, has signed an exclusive Internet-broadcast agreement with Megavisión, (Mega), one of the top television channels from Chile.

Mega will be available via JumpTV at a price of US$9.95 per month and will likely be included in a bundle of Chilean channels, as well as JumpTV's "All-Star Latin American Package."

"By partnering with Mega, JumpTV has added a key channel to our already robust Chilean television offering. We are excited to offer Mega's incredibly popular programming, including shows like 'La ley de la selva', 'Morandé con Compañía', 'Meganoticias', 'Mucho Gusto', 'BKN', 'Mekano' and 'Mira quien habla', which have built an exceedingly loyal following," said Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International.

Isaza Tuzman added, "We believe that the nearly 1 million Chileans living in countries like the United States, Canada and Argentina will quickly turn to Mega on JumpTV to catch their favorite programs, while using our social networking tools to engage with their community in ways that they had never been able to do it in the past."

Commenting on the partnership, Alfredo Escobar, General Secretary of Mega stated, "Mega is naturally focused on innovation and we are especially interested in digital television, exploring new technologies and business models. Finding the right partner was key for Mega, and we are confident in our selection of JumpTV as they have years of experience in internet television broadcasting. We are sure that partnering with JumpTV will help us to become a global television brand."

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 250 channels from 70+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 100 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:
Lewis Goldberg / Jeffrey Goldberger
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1249
lgoldberg@kcsa.com / jgoldberger@kcsa.com

SOURCE: JumpTV

W

JumpTV to Broadcast Live Egyptian Football Over the Internet

Strategic Partnership With Orascom's Arpu+ to Broadcast Egyptian Football Cup and Egyptian National Football League Matches

DUBAI, UNITED ARAB EMIRATES -- (MARKET WIRE) -- January 30, 2007 -- JumpTV Inc. (AIM: JTV) (TSX: JTV), the world's leading broadcaster of ethnic television over the Internet, announced that it has partnered with Arpu+, an Orascom Telecom company (CASE: ORTE), to broadcast live and archived Egyptian Football Association-sanctioned games worldwide on www.jumptv.com.

The 5-year partnership will enable subscribers to initially access more than 90 seasonal matches from the Egyptian Football League, the Egyptian Football Cup and the Egyptian National Football Team, held under the umbrella of the Egyptian Football Association (EFA) through the JumpTV platform, via the Company's video-on-demand (VOD), subscription-video-on-demand (SVOD) and pay-per-view services-with the number of matches available expected to go up each year of the agreement. The partnership provides for worldwide access via www.JumpTV.com, with the exception of certain Middle Eastern and Asian countries as well as Italy.

"Over the past two years Egyptian football has made tremendous strides and is attaining worldwide recognition; during 2006, Egypt won the African Nations Cup for a record fifth time while Al Ahly -- the back-to-back Egyptian League and African Champions League title holder for 2005 and 2006 -- clinched third place in the FIFA Club World Cup Japan 2006. From its side, in pursuit of diversifying its financial resources to better support the game, EFA has for the first time licensed its tournaments digital rights," said Yassine El Oraby, managing director of Arpu+.

"We were keen to acquire rights for such popular content and we believe that the collaboration between Arpu+ and JumpTV will broaden the potential online audience for Egyptian football. We look forward to setting a global example for Internet-based sports broadcast through this long-term relationship with JumpTV," he added.

"This agreement represents a deepening of our relationship with telecom giant Orascom. Recently JumpTV announced an agreement with Orascom's LINKdotNET to carry all of JumpTV's channels across each of the company's 10 web portals -- representing viewership of more than 10 million monthly unique visitors," said Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International. "We believe that gaining the broadcast rights to one of the most respected football leagues in both Africa and the Middle East is a fantastic opportunity for JumpTV and is aligned with our strategy of providing the best-in-class content to diaspora communities."

"Throughout the term of our 5-year exclusive agreement with EFA, subscribers in the different markets will be able to stream and download this content on their mobile phones and over the Internet," added Moemen Ahmed, Business Development Manager of Arpu+. "It is a service that has been long awaited by Egyptian Football fans living

abroad, scattered across the U.S., Canada, Australia and across the globe. Now they will be able to follow the games at a touch of a button."

"Broadcasting the Egyptian Football games strongly enhances JumpTV's portfolio of sports content. With more than 3.5 million Egyptians living outside of the country and a region-wide fan base for Egyptian football, we believe there is a large market for this content," said Mark David, managing director of JumpTV International.

Subscribers can choose to purchase a single game for US$5.95 or opt for a monthly subscription for US$24.95, which provides access to roughly 12 to 15 games per month.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 250 channels from 70+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

PR / IR Contacts
North America:
Danielle Devoren / Marybeth Csaby
KCSA Worldwide
+1-212-896-1225 / +1-212-896-1236
ddevoren@kcsa.com / mcsaby@kcsa.com

UK:
Alex Mackey
Catullus Consulting

+44 20 7736 2938
alex.mackey@catullusconsulting.com

NOMAD:
Canaccord Adams
Chris Bowman
+44 (0) 20 7050 6500
Chris.Bowman@CanaccordAdams.com

SOURCE: JumpTV

X

JumpTV Signs Strategic Partnership With Orascom's LINKdotNET

JumpTV's 250+ Channels to Be Offered Via 10 Arab-Focused Portals

MSN Arabia (#1 Arabic Portal), Masrawy.com, Mazika.com and Others Put JumpTV Offering in Front of Over 10 Million Unique Visitors per Month

DUBAI, UNITED ARAB EMIRATES -- (MARKET WIRE) -- January 12, 2007 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, has signed a strategic partnership agreement with LINKdotNET to market all of JumpTV's channels on a subscription basis across each of the company's 10 web portals including the #1 portal in the region MSN Arabia. MSN Arabia alone has more than 8,000,000 unique visitors per month, of which a significant number reside in North America and Europe.

Owned by telecommunications giant, Orascom Telecom Holding Company (CASE: ORTE), LINKdotNET owns and operates 10 portals including MSN Arabia, Masrawy.com, Mazika.com, ArabFinance, Yallabina.com, CareerMidEast.com, bSolutions.com, El3ab.com, Otlob.com and Yallakora.com.

The agreement will provide LINKdotNET users with access to all of JumpTV's 250+ channels with a focus on JumpTV's 45 Arab-focused channels including Aljazeera, Aljazeera English, MBC 1, Al Arabiya, Dubai TV, Mehwar Channel and 2M.

"The core element of this partnership revolves around the ability of LINKdotNET users to join the JumpTV community with one click. We are confident that this will significantly increase our baseline subscriber numbers and lower our subscriber acquisition costs," said Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International.

"LINKdotNET is dedicated to providing users in the region with the most innovative relevant internet-based services. As Internet television increases in popularity, it is important that our users have access to video content that they will find relevant to their own lives," said Mohamed Sultan, chief products officer of LINKdotNET.

Sultan continued, "JumpTV provides an offering that allows our portals to carry an unparalleled array of television programming and affords our users living away from home with access to more than 250 television channels from 70 countries that would typically only be available within a specific country or region."

Amir Hegazi, JumpTV's general manager for the Middle East and North Africa group commented, "With the addition of LINKdotNET as a partner, JumpTV's television channels will now be available on the top Arab-focused portals around the world -- increasing our exposure to a key market for the Company."

JumpTV's streamed content will be presented through the LINKdotNET's portals as part of a broadband content offering which is slated to launch by First Quarter, 2007.

About LINKdotNET:

LINKdotNET, the leading Internet Service and Solutions Provider, is a subsidiary of Orascom Telecom Holding Company, the largest integrated telecommunications services provider in the region. LINKdotNET has regional offices in Dubai, UAE; Riyadh, KSA and Islamabad, Pakistan. The company employs more than 1000 consultants, web developers and support staff in Egypt and the Region to deliver world class Internet and e-solutions to its users and clients. The company has won several awards and earned a variety of certifications in Internet-related fields. LINKdotNET is a Microsoft Gold Certified Partner in Integrated E-Business Solutions, Microsoft Business Solutions, Custom Development Solutions, Information Worker Solutions and Advanced Infrastructure Solutions. LINKdotNET is also ISO 9001:2001 and CMMI level 3 certified. LINKdotNET is, in brief, the Region's powerhouse that provides, maintains, develops and promotes Internet solutions and services. http://www.link.net

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 250 channels from 70+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

PR / IR Contacts

North America:
Danielle Devoren / Marybeth Csaby

KCSA Worldwide
+1-212-896-1225 / +1-212-896-1236
ddevoren@kcsa.com / mcsaby@kcsa.com

UK:
Alex Mackey
Catullus Consulting
+44 20 7736 2938
alex.mackey@catullusconsulting.com

NOMAD:
Canaccord Adams
Chris Bowman
+44 (0) 20 7050 6500
Chris.Bowman@CanaccordAdams.com

Y

JumpTV Signs 12 New Channels, Closes SportsYa.com Acquisition and Makes Executive Appointments

TORONTO -- (MARKET WIRE) -- January 05, 2007 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, announced today that the Company ended 2006 with 254 channel partnerships, is consummating the previously announced acquisition of Sports International Group and made several management appointments for 2007.

Channel Partnerships

JumpTV announced the signing of exclusive agreements with 12 new television channels before year-end bringing the total number of channels under license at December 31, 2006 to 254.

Channels signed include: DITV and Galaxy Television (Nigeria), Banglavision (Bangladesh), El Gourmet (Latin America), Net 25 Channel (Philippines), TVRI (Indonesia), Channel 3 (Trinidad & Tobago) and Kook TV, APNA TV, KTN, Kashish and KTN News (Pakistan).

Max Goldenberg, vice president, Internet Business of Pramer, the owner of El Gourmet channel said "We are thrilled to announce our partnership with JumpTV and are confident that they will provide El Gourmet channel with the audience reach and quality preservation we were looking for in identifying an Internet television partner. JumpTV has clearly established itself as a leader in both the ethnic media and online television industries and we are proud to join a channel roster which includes so many of our respected peers."

The 12 new channels will be individually priced at US$9.95 per month when launched commercially, and some will become part of country/region-specific channel bundles at later dates. Banglavision will soon be included in JumpTV's newly-launched Bangla Package of channels, which currently includes top Bangladeshi channels; Channel i, NTV Bangla and RTV Bangla. The addition of the 5 Pakistani and 2 Nigerian channels brings JumpTV's Pakistani and Nigerian channel lineup to 9 channels and 3 channels respectively, and bundles will be launched for each of these countries soon.

Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International stated, "JumpTV is laser-focused on successfully executing against our three-phased strategy which began with (a) channel acquisition, followed by (b) building the best user experience for live video on the web and will be completed by (c) our subscriber acquisition efforts.

Isaza Tuzman continued, "This past year we far surpassed what industry watchers believed was possible by signing nearly 200 new channel partnerships. At the same time, we released JumpTV version 3.0, our new user interface, and established strategic relationships with distribution partners including Comcast, Telefonica's Terra Networks,

Maktoob and QuePasa.com -- which we believe will lead to significant growth in subscribers over the next 12 months."

Sports International Group LLC ("SIG") Acquisition

JumpTV has previously announced the acquisition of Sports International Group LLC ("SIG"), the owner of www.SportsYa.com. The Company anticipates closing the transaction no later than Monday, January 8, 2007.

Daniel Canel, former CEO and majority shareholder of SIG, has become Chairman of JumpTV's Latin American business unit, and will contribute materially to the Company's overall sports and corporate development initiatives.

Canel noted, "I am delighted to join the hard-working, dynamic and visionary management team at JumpTV. The SportsYa.com asset will be highly complementary to JumpTV, and we have the building blocks in place to experience rapid growth in subscribers and advertising in our Hispanic and sports businesses."

Pursuant to the acquisition, the Company has issued 521,345 of its Common Shares. Application has been made to the London Stock Exchange for these shares to be admitted to AIM, such shares are expected to be admitted to AIM on January 9th, 2007. Following the admission of the new Common Shares, the Company's issued share capital will consist of 35,342,466 Common Shares of no par value.

Management Appointments

JumpTV announced today that its board of directors has appointed Kaleil Isaza Tuzman as president and chief operating officer of JumpTV Inc. Isaza Tuzman will continue to serve as president and chief executive officer of JumpTV International, the Company's wholly owned subsidiary. In addition to his current role heading the Company's global business development and international operations, Isaza Tuzman will assume the day-to-day management of the Company's overall business operations, including marketing, network operations and product development. The appointment is effective immediately.

Alex Blum, who had previously held the position of president and chief operating officer of JumpTV Inc., will continue with the Company through the end of January to help facilitate the transition after which time he will serve on JumpTV's Advisory Board and assume his new role as chief executive officer of a social networking and user generated content application service provider based in New York City, a technology provider to JumpTV.

In addition, the following appointments have been made:

Sila Celik, based in London, UK, chief operating officer of JumpTV International, has been named head of global operations.

Lucy Kupnicki, based in Toronto, Canada, has been named head of program management.

Brian Adams, based in Toronto and New York, vice president of engineering and media services, has been named head of the product development group.

Mark David, based in London, UK, managing director of JumpTV International, has been named head of JumpTV's global sports initiatives.

Mike "JB" John-Baptiste, based in San Francisco, formerly vice president, Internet at First Data Corporation, has been named head of global enterprise distribution partnerships.

Noel Biderman, based in Toronto and formerly a consultant at IPTV Limited, has been named head of product marketing and documentation.

Brenda Gibson, based in Toronto and formerly director of finance at Yahoo!, Inc., has been named controller.

Kevin Foong, based in Singapore, general manager of JumpTV's Asia Pacific group, will be joining the Company's strategy committee.

Commenting on these appointments, G. Scott Paterson, chairman and chief executive officer of JumpTV stated, "We have built an incredibly strong team of executives with global reach and experience. When I became CEO in May 2005, we had only seven exclusive channel partnerships and no third-party marketing/distribution relationships. Under Kaleil Isaza Tuzman's leadership and tireless efforts, we have become the single largest carrier of ethnic television in the world with more than 250 exclusive channel agreements today, top-notch sports content and world-leading marketing/distribution partners. The board of directors and I are confident that in Kaleil's expanded role he will provide the day-to-day leadership for our Company to achieve our objectives for 2007 and beyond."

Isaza Tuzman stated, "We have built an exciting business model and a strong technical foundation at JumpTV. I look forward to leading the execution of the next phase of our development -- subscriber acquisition and the introduction of advertising -- while at the same time continuing to broaden our content offering and enhancing our world-class video experience on the Internet. The online broadcasting industry is evolving at lightning speed and we plan to remain at the forefront of this evolution."

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 250 channels from 70+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80

countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

This document is available on the KCSA Worldwide Website at www.kcsa.com

PR / IR Contacts
North America:
Lewis Goldberg / Jeff Goldberger
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1249
lgoldberg@kcsa.com / jgoldberger@kcsa.com

UK:
Alex Mackey
Catullus Consulting
+44 20 7736 2938
alex.mackey@catullusconsulting.com

NOMAD:
Canaccord Adams
Chris Bowman
+44 (0) 20 7050 6500
Chris.Bowman@CanaccordAdams.com

Z

JumpTV Signs Exclusive Partnership With Silverbird TV

Internet Television Broadcaster to Offer Top Nigerian Television Network on JumpTV.com

TORONTO -- (MARKET WIRE) -- December 28, 2006 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, has signed an exclusive Internet-broadcast agreement with Silverbird TV (STV), a popular television channel broadcasting from Lagos, Nigeria's second largest city.

Silverbird TV will be available at a price of $US9.95 per month when launched commercially and will likely be included in a bundle of Sub Saharan African channels at a later date.

"JumpTV has developed a leading Internet television brand by partnering with hundreds of top-tier television channels like ours. We are confident that coupling our programming with JumpTV's platform and marketing expertise, will enhance significantly Silverbird TV's international media presence and provide all Nigerians with broadband Internet access to the shows they know and love," said Tariye Isoun, group head of strategy for Silverbird TV.

Commenting on the partnership Kaleil Isaza Tuzman, president and Chief Executive officer of JumpTV International stated, "Our partnership with Silverbird TV is representative of JumpTV's promise to provide access to the most diverse, sought-after television from around the world. With estimates of over 10 million Nigerians living in diaspora communities around the world including large numbers in London, Toronto and New York there is a large potential audience for Silverbird TV's programming."

Douglas Ames, general manager of JumpTV's Africa and Caribbean group said, "The signing of Silverbird Television will increase our subscribers' access to Nigerian movies and local television series, well known as being the best quality productions out of Africa."

Silverbird TV was signed subsequent to the Company's September 30, 2006 quarter-end disclosure. JumpTV now has 242 channels under license.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 230 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:
Lewis Goldberg / Todd Fromer
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1215
lgoldberg@kcsa.com / tfromer@kcsa.com

AA

JumpTV to Broadcast Frecuencia Latina Live Over the Internet

Internet Television Broadcaster Partners With One of Peru's Most Popular Channels

TORONTO -- (MARKET WIRE) -- December 27, 2006 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.JumpTV.com), the world's leading broadcaster of ethnic television over the Internet, has signed an exclusive Internet-broadcast agreement with Frecuencia Latina, one of Peru's top two national television channels.

Frecuencia Latina is a general entertainment channel best known for its original program lineup, including "El Francotirador," one of the highest rated television programs in the country, hosted by the renowned writer and TV host, Jaime Bayly.

JumpTV will offer the channel on an a la carte basis for US$9.95 per month and will also include Frecuencia Latina in the company's popular bundle of Peruvian channels for US$16.95 per month, when launched commercially. The bundle provides subscribers access to a well-rounded mix of popular Peruvian programming from premier channels including América TV and Red Panamericana.

"We believe that Internet is a vital platform for our content, as there are millions of people of Peruvian descent living in communities throughout the world that want access to their favorite programming from home," said Alberto Cabello, chief executive officer of Frecuencia Latina. "JumpTV's easy-to-use platform and marketing capabilities were an integral part of the decision-making process when choosing the right Internet television provider to broadcast our content."

Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International commented, "JumpTV is committed to our strategy of providing compelling country and regional channel 'bundles' for specific diaspora communities. With the addition of Frecuencia Latina, one of Peru's leading national channels, we are not only strengthening our Peruvian offering, but also our Latin American lineup in general."

"Frecuencia Latina is a wonderful addition to JumpTV's Peruvian lineup," said Juan Carlos Estevez, regional director of JumpTV's Latin American and Caribbean operations. "We are confident that the channel's celebrated, original programming will drive subscribers to JumpTV.com to access shows that keep them informed, entertained and connected to home. Partnering with Frecuencia Latina is further validation that both channels and subscribers are eager to join our online viewing community."

Frecuencia Latina was signed subsequent to the Company's September 30, 2006 quarter end disclosure. JumpTV now has 241 channels under license.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 240 channels from 65+ countries,

JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:
Lewis Goldberg / Todd Fromer
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1215
lgoldberg@kcsa.com / tfromer@kcsa.com

BB

JumpTV Signs Partnership With SPORTFIVE -- Europe's Leading Sports Marketing Agency

Partnership Covers More Than 200 Qualifying Matches for Euro2008

TORONTO -- (MARKET WIRE) -- December 18, 2006 -- JumpTV Inc. (AIM: JTV) (TSX: JTV), the world's leading broadcaster of ethnic television over the Internet, announced that it entered into a four year partnership with SPORTFIVE, the European leader in sports rights marketing, to exploit their sporting properties via www.JumpTV.com and JumpTV's dedicated Hispanic sports portal, www.SportsYa.com. The key component of the partnership provides JumpTV the rights to market Internet broadcasts for almost 200 qualifying matches for UEFA's Euro2008 soccer tournament. For approximately half of the matches JumpTV is the exclusive marketing partner for Internet broadcasting.

SPORTFIVE markets the rights of more than 250 individual football clubs, 30 football associations and several international leagues. The company is the exclusive marketer of the European TV rights to the UEFA EURO 2008™ and does business in international handball and rugby.

"Since its founding, SPORTFIVE has been on the cutting edge of sports marketing. We decided very early to exploit the Euro2008 qualifier matches on the Internet and it was apparent that we needed a top-shelf Internet-broadcast partner. JumpTV has a widely recognized leadership position in the international Internet-television marketplace, and we are confident they will enable us to tap into a large global audience for these events," said Robert Müller von Vultejus, executive vice president of the SPORTFIVE Group.

"JumpTV is focused on securing the IPTV rights to the most compelling television content for our target expat audience. Euro2008 qualifier matches will be among the most watched sporting events of the year, and we are thrilled to partner with SPORTFIVE to bring these exciting games to a global Internet-television audience," said Mark David, managing director of JumpTV International.

David continued, "SPORTFIVE has a proven track record of marketing many of the most watched and profitable sporting events from Europe. The fact that we have secured exclusivity for a significant portion of the games illustrates SPORTFIVE's belief in our ability and expertise in marketing to targeted diaspora communities."

Subscribers will be able to buy each game live on a pay-per-view basis. The Euro2008 qualifier matches will begin streaming through JumpTV and SportsYa portals in March, 2007.

Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International commented, "The value of sports broadcast on television cannot be underestimated. Last week, JumpTV unveiled its dedicated sports content strategy through the acquisition of Sports International Group. We plan to secure the exclusive Internet rights to as many expat-oriented, leading sporting events as possible. We are confident that these events will be a great draw both on pay-per-view basis and for converting them to long-term subscribers. JumpTV believes that the partnership with SPORTFIVE and securing the Internet-broadcast rights for Euro2008 qualifier matches represents a watershed moment in the lifecycle of our company."

A sample of matches that will be featured on Jumptv.com and SportsYa.com include:

Date	Team 1	Team 2
March 24, 2007	Greece	Turkey
March 28, 2007	Turkey	Norway
June 2, 2007	France	Ukraine
September 8, 2007	Portugal	Poland
November 17, 2007	Israel	Russia

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 230 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

About SPORTFIVE

SPORTFIVE, Europe's leading sports marketing group, covers the full range of the sports rights business, from stadium advertising and hospitality programmes to shirt sponsorships, stadium consulting and the sale of international TV rights. Football being the focus of the business of SPORTFIVE, the group markets the rights of more than 250 individual clubs, 30 football associations and several international leagues. In addition to the core business football, SPORTFIVE markets the image rights of the two heavyweight boxers Vitali and Wladimir Klitschko andand does business in international handball and rugby as well. For more information click on www.sportfive.com.

About Euro2008

The 2008 UEFA European Football Championship, commonly referred to as Euro 2008, will take place in Austria and Switzerland, from 7 June to 29 June 2008. It is the second successful joint bid in the competition's history, alongside the 2000 European Football Championship, hosted by Belgium and the Netherlands. Austria and Switzerland will automatically qualify as hosts. The remaining 14 teams will be determined in a qualifying tournament that started in August 2006. For more information click on www.euro2008.com

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

This document is available on the KCSA Worldwide Website at www.kcsa.com.

Contact:
Lewis Goldberg
Todd Fromer
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1215
lgoldberg@kcsa.com / tfromer@kcsa.com

Alex Mackey
Catullus Consulting
+44 20 7736 2938
alex.mackey@catullusconsulting.com

SOURCE: JumpTV Inc.

CC

JumpTV to Acquire Sports International Group in Stock Transaction

Leading Hispanic Sports Portal www.SportsYa.com Launching Pad for JumpTV's Sports Content Expansion Strategy

TORONTO -- (MARKET WIRE) -- December 15, 2006 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, announced that through its wholly-owned subsidiary JumpTV International it has entered into a definitive agreement to acquire all outstanding capital stock of privately-held Sports International Group LLC ("SIG"), the owner and operator of www.SportsYa.com, a sports content website targeting the Hispanic market residing in the United States and Latin America which generated nearly 200,000 unique visitors and 5 million page views in November.

The acquisition will be funded through the issuance of JumpTV common shares at closing (expected to be January 3, 2007), and JumpTV will enter into a long-term professional services agreement with SIG president and chief executive officer Daniel Canel.

JumpTV will maintain the www.SportsYa.com website and use the well-known SportsYa brand as a marketing vehicle to drive traffic and subscribers to JumpTV's Latin American television properties, while the Hispanic-oriented sections of www.JumpTV.com will drive traffic to Internet-broadcast Latin American sports matches to be offered through SportsYa on a pay-per-view, video on demand and subscription video on demand (SVOD) basis. JumpTV anticipates keeping in place the newly-formed marketing alliance between SportsYa and leading Hispanic portal www.Batanga.com.

Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International stated, "We see this acquisition as the 'coming out' for our dedicated sports content acquisition strategy at JumpTV. We intend to be the leading online destination for expatriates to view sports matches -- fitting with JumpTV's goal to be the 'World's Online Television Network'. In North America, the sports media world is dominated by football, baseball and basketball but for JumpTV's primary audiences (immigrants in North America and Western Europe), soccer, cricket, car racing, tennis and boxing are amongst the sports of choice."

Isaza Tuzman continued, "We are confident that the addition of SportsYa will drive fans to JumpTV's live feeds of our Hispanic-focused television stations and our growing portfolio of soccer-focused pay-per-view sports content will find a perfect home with SportsYa's audience. The Hispanic media market is expected to grow to over 60 million people in the U.S. in the next few years, and we believe sports content will be at the vanguard of this explosion."

Daniel Canel, new chairman of JumpTV's Latin American and Caribbean operations commented, "The combination of JumpTV with SportsYa.com offers a powerful value proposition of leading sports news and information with the best in Spanish-language

television content broadcast on the Internet. We believe that the joint offering will hold tremendous attraction to the millions of Latinos living in high-broadband penetration countries who are rabid sports fans. I am thrilled to join JumpTV at such an exciting time in its development and I look forward to working with such a dynamic management team."

SIG is one of the most respected online producers and distributors of Spanish language sports content, and delivers approximately 200-250 proprietary Spanish and English sports news items daily through www.SportsYa.com, covering a range of sports including soccer, car racing, baseball, football, tennis, boxing, basketball, golf and hockey.

Mr. Canel was formerly president and chief executive officer of Patagon.com, a pioneer in online banking, which was sold to Banco Santander Central Hispano in 2001. Prior to this, Daniel was managing director of Emerging Markets at JPMorgan, Chase Bank and UBS in New York and London. He brings with him more than 20 years of experience in the investment banking and media industries, and a proven track record of success. Under the terms of the agreement, Mr. Canel will join JumpTV as chairman of JumpTV's Latin American operations.

SportsYa.com offers original programming such as "Fútbol de Primera," as well as access to the popular Mexican sports radio station "Estadio W."

G. Scott Paterson, chief executive officer of JumpTV added, "SportsYa.com adds a strong and recognizable brand to the JumpTV family. Latinos around the world already look to SportsYa.com for their sports news and information. Tapping into SportsYa's large visitor base should help accelerate our subscriber acquisition efforts in the coming year."

Paterson continued, "With Daniel Canel joining JumpTV, we have added a world-class executive and bolstered our business development efforts globally. Daniel's experience in both the Internet and finance deepens our executive team."

This transaction is subject to regulatory and Toronto Stock Exchange approval.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 240 channels from 70+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

About Sportsya

Sportsya was founded in 1998 as a sports portal in Spanish, www.sportsya.com and belongs to Sports International Group (SIG) LCC. It covers a wide variety of international sports disciplines; it distributes multimedia sports content and promotes sports in Latin America and USA. Sportsya headquarters is located in Miami and it has regional offices in Buenos Aires and Mexico, and corresponding journalists in the main sports locations of the world. Sportsya is associated with the Mexican sports giant, Estadio W Group.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

This document is available on the KCSA Worldwide Website at www.kcsa.com.

PR / IR Contact: Lewis Goldberg / Todd Fromer
KCSA Worldwide

+1-212-896-1216 / +1-212-896-1215
lgoldberg@kcsa.com / tfromer@kcsa.com

NOMAD:
Canaccord Adams
Chris Bowman
+44 (0) 20 7050 6500
Chris.Bowman@CanaccordAdams.com

DD

JumpTV Signs Exclusive Partnerships With 100% Noticias, ESTV Canal 11, Telenica Canal 8 and Radio 8

Internet Television Broadcaster to Offer Three of Nicaragua's Top Television Channels and Leading Radio Station on JumpTV.com

TORONTO -- (MARKET WIRE) -- December 05, 2006 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, has signed exclusive Internet-broadcast agreements with three popular Nicaraguan television stations: 100% Noticias, ESTV Canal 11 and Telenica Canal 8. JumpTV will also broadcast Radio 8, a leading FM radio station from the country.

100% Noticias is one of the leading news channels from Nicaragua and the first and only 24-hour news channel from the country.

Telenica Canal 8 is one of the top three overall channels in Nicaragua and specializes in news, sports coverage and general entertainment.

ESTV Canal 11 is a leading general entertainment channel broadcasting the best in local music, theater, fashion and culture.

Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International commented, "These three leading television stations are the first channels to partner with JumpTV from Nicaragua. There is a large Nicaraguan diaspora community thirsting for entertainment from home and news from Managua. In addition to the television offerings, JumpTV will be streaming one of Nicaragua's best radio stations--an example of our strategy to provide diaspora communities 'immersive' media packages."

"Partnering with JumpTV is an exciting venture for 100% Noticias. As the world embraces Internet television, it is important that we are aligned with a distribution partner who thoroughly understands the complexities of broadcasting live television online," said Miguel Mora, chief executive officer of 100% Noticias.

Juan Carlos Estevez, regional director of JumpTV's Latin American group said, "As JumpTV continues to add channels to its Internet television lineup, we are particularly mindful of the millions of Central Americans living in the diaspora. There are over 2 million Nicaraguans living outside of the country, with the large majority residing in Costa Rica, North America, Mexico and Spain. These communities can now turn to JumpTV and access an array of programming from home."

The three channels will be individually priced at US$9.95 per month when launched commercially and will likely be part of a bundle of Nicaraguan channels at a later date.

100% Noticias, ESTV Canal 11 and Telenica Canal 8 were signed subsequent to the Company's September 30, 2006 quarter end disclosure. JumpTV now has 240 channels under license.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 230 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:
Lewis Goldberg / Todd Fromer
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1215
lgoldberg@kcsa.com / tfromer@kcsa.com

SOURCE: JumpTV

EE

JumpTV to Broadcast Israeli Football League Matches Live Over the Internet

Internet Television Broadcaster Enters Exclusive Strategic Partnership With Israeli Sports Channel Ltd.

TORONTO -- (MARKET WIRE) -- November 28, 2006 -- JumpTV Inc. (AIM: JTV), (TSX: JTV), the world's leading broadcaster of ethnic television over the Internet, announced that it has partnered with Israeli Sports Channel Ltd. to air live and archived Israeli Football League games worldwide on both its web site (www.jumptv.com) and Israeli Sports Channel's web site (www.sport5.co.il), marking the first top-quality sports content from Israel to be broadcast via the JumpTV platform. The Israeli Football League is comprised of 12 teams.

As part of this multi-year agreement, subscribers around the world will use the JumpTV platform to access the league's games through www.JumpTV.com as well as through a co-branded landing page on Israeli Sports Channel's web properties. All games will be offered on a live and archived basis.

Subscribers can choose to purchase a single game for US$5.95 or opt for the monthly subscription for US$19.95, providing access to all six games per week plus a popular weekly magazine television show with game highlights and commentary.

"Partnering with JumpTV to broadcast the Israeli Football League enables both Israeli Sports Channel and the league to provide a scalable, world-class Internet television experience to Israeli football fans globally," said Avi Bar, chief executive officer of Israeli Sports Channel Ltd.

"Football is the number one sport in Israel. We are happy to provide current and potential subscribers the opportunity to watch live footage of the games through our site anywhere, anytime they want," said Mark David, managing director of JumpTV International.

David continued "There is a great demand for this type of content, with over 1 million Israelis living outside of the country, the majority of whom currently live in high-broadband penetration areas such as North America and Western Europe."

Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International commented "Our partnership with Israeli Sports Channel is representative of JumpTV's exciting new sports strategy--to partner with leading international leagues and sports broadcasters to create co-branded, online multimedia destinations to watch games and clips online and get the latest news on fans' favorite teams. This pay-per-view and video-on-demand offering will allow our subscribers access to top-notch Israeli football anywhere in the world."

The Israeli Football League is one of the first offerings available through pay-per-view and subscription-video-on-demand (SVOD) on JumpTV's newly launched user interface, JumpTV 3.0.

About JumpTV

JumpTV (AIM: JTV), (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 230 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:
Lewis Goldberg / Todd Fromer
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1215
lgoldberg@kcsa.com / tfromer@kcsa.com

SOURCE: JumpTV

FF

JumpTV Signs Exclusive Partnerships With ENYE TV Network and Mundo Hispano TV

Internet Television Broadcaster to Offer Bilingual Channels Targeting Second and Third Generation Hispanics Living in North America

TORONTO -- (MARKET WIRE) -- November 21, 2006 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, has signed exclusive Internet-broadcast agreements with ENYE TV Network (Ñ-TV) and Mundo Hispano TV (MHTV), two channels serving the bilingual Latin American community in the U.S.

Ñ-TV and MHTV are both U.S.-based broadcast television networks focusing on young bilingual and English-language dominant Latinos -- the fastest-growing Hispanic consumer segments in North America.

Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International commented, "By partnering with television channels like Ñ-TV and MHTV, JumpTV underscores its commitment to serving second and third generation Latinos, and the company's expanded definition of 'ethnic' television. With more than 60 million Hispanics living in the United States alone we see a global audience for this content."

Anthony Hernandez, general manager of Ñ-TV said, "JumpTV's experience in digital rights management and its superior content delivery network made it an easy choice for a channel like Ñ-TV to make its programming and interactive formats available online. Overnight, Ñ-TV has transformed from a local to a global brand."

Ñ-TV and MHTV will be individually priced at US$9.95 per month when launched commercially and will likely be part of a bundle of Hispanic-focused channels at a later date.

Ñ-TV and MHTV were signed subsequent to the Company's September 30, 2006 quarter end disclosure. JumpTV now has 237 channels under license.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 230 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward-looking-statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:
Lewis Goldberg
KCSA Worldwide
lgoldberg@kcsa.com
+1-212-896-1216

Todd Fromer
KCSA Worldwide
tfromer@kcsa.com
+1-212-896-1215

SOURCE: JumpTV Inc.

GG

JumpTV Signs Exclusive Partnership With the # 1 Television Channel in Sierra Leone

Leading Internet Television Broadcaster Expands Selection of Sub-Saharan African Content With Addition of Sierra Leone Broadcasting Service

TORONTO -- (MARKET WIRE) -- November 13, 2006 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, announced it has signed an exclusive Internet-broadcast agreement with the Sierra Leone Broadcasting Service (SLBS) from the Republic of Sierra Leone.

SLBS is the # 1 channel in Sierra Leone, airing television programming that includes local news, movies, documentaries and talk shows.

Douglas Ames, vice president of JumpTV's Africa group commented, "This partnership is the first time SLBS will be offered outside of the country, creating a conduit for the approximately 1.5 million Sierra Leoneans living in the diaspora, the majority of whom currently reside in London, Toronto and New York, to stay connected to their homeland."

Kashore Wellington, director general of Sierra Leone Broadcasting Service said "JumpTV is a pioneer in providing ethnic television over the Internet and is an ideal partner to help SBLS reach Sierra Leoneans living outside of their native land."

Kaleil Isaza, president and chief executive officer of JumpTV International stated, "JumpTV's proven technology provides channel partners like SLBS the means to reach a larger audience, increase revenues and establish a global media brand."

Isaza continued "JumpTV now boasts over 10 leading channels from sub-Saharan Africa, many of which are not carried by cable and satellite providers outside of Africa."

SLBS will be individually priced at US$9.95 per month when launched commercially and will likely be part of a bundle of African channels at a later date.

The Sierra Leone Broadcasting Service contract was signed subsequent to the Company's September 30, 2006 quarter end disclosure. JumpTV now has 235 channels under license.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 230 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

This document is available on the KCSA Worldwide Website at www.kcsa.com

Contact: Lewis Goldberg / Todd Fromer
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1215
lgoldberg@kcsa.com / tfromer@kcsa.com

SOURCE: JumpTV

HH

JumpTV Enters Into Exclusive Partnership With BEC3, Thailand's #1 Channel

JumpTV to Broadcast Leading News, Sports and Entertainment Programming From Thailand

TORONTO -- (MARKET WIRE) -- November 10, 2006 -- JumpTV Inc. (TSX: JTV) (AIM: JTV) (www.jumptv.com), announced that it has entered into a multi-year agreement with BEC World Public Company Limited to distribute BEC3, Thailand's #1 television channel. BEC3's star-studded and highly rated dramas, news, sports and entertainment programming will be available on a subscription basis through the JumpTV platform, extending the reach of BEC3 programming to the hundreds of thousands of Thai people living in North America.

The contract signing ceremony took place this week at BEC3's Headquarters in Bangkok and a local press conference was held yesterday, November 9, 2006.

BEC3 and JumpTV plan to conduct a tour in early 2007 with some of the channel's top creative talent to North American cities with large Thai populations in order to generate awareness about BEC3's availability on the JumpTV platform.

Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International said, "JumpTV's partnership with BEC is another milestone on the path we have set out for ourselves: to provide the highest quality programming to diaspora communities around the world. BEC3 is not currently available through cable or DTH providers in North America. With this agreement, Thai emigrants and second generation immigrants in cities like Los Angeles, Houston and Philadelphia will now have online access to the best in Thai entertainment."

"JumpTV is driving innovation in a sector that will change the way we view television; by partnering with JumpTV and making our content available online, we are taking a significant step forward as a participant in the evolution of television," commented Mr. Nopphadol Khemayotin, vice president of business development and investment for BEC World Public Company Limited.

Kevin Foong, general manager of JumpTV's Asia Pacific group stated, "This relationship mutually benefits both BEC and JumpTV as it furthers our goal to expand offerings to our Asian subscribers, and it extends BEC3's viewership reach."

BEC3 will be sold on a stand-alone basis when launched commercially and will likely become part of a future bundle of Thai channels on the JumpTV platform. The BEC World Public Company Limited contract was signed subsequent to the Company's September 30, 2006 quarter end disclosure. JumpTV now has 234 channels under license.

About JumpTV

JumpTV (TSX: JTV) (AIM: JTV), is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 230 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

This document is available on the KCSA Worldwide Website at www.kcsa.com.

Contact: Lewis Goldberg / Todd Fromer
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1215
lgoldberg@kcsa.com / tfromer@kcsa.com

SOURCE: JumpTV

II

JumpTV Subscriptions Grow 32% in Third Quarter

Internet Broadcaster Announces 3rd Quarter Results and Performance Metrics

TORONTO -- (MARKET WIRE) -- November 08, 2006 -- JumpTV Inc. ("JumpTV" or "the Company") (TSX: JTV) (AIM: JTV), the world's leading broadcaster of ethnic television over the Internet, today announced quarterly results and selected financial metrics for the quarter ended September 30, 2006.

Revenue for the third quarter 2006 increased 58% to US $534,671 from US $337,389 in the same period a year ago. Sequentially, revenue increased 25% from US $426,998 in the second quarter 2006.

Net loss for the quarter ended September 30, 2006 was US $6,494,411 or US $0.23 per basic and diluted share compared to US $1,086,525 or US $0.08 per basic and diluted share in the same period a year ago and US $6,449,005 or US $0.31 per basic and diluted share in the quarter ended June 30, 2006. During the quarter, the Company invested heavily in the development of its next generation product offering (JumpTV 3.0), and continued to invest in personnel dedicated to its global business development efforts in connection with obtaining additional channel partnerships and marketing partnerships with major ISPs and Internet portals.

JumpTV had 225 channels signed as of September 30, 2006, as compared to 204 channels as of June 30, 2006 and 59 channels as of September 30, 2005.

Subscriptions increased 32% to 23,885 from 18,119 in the second quarter 2006 and subscribers increased approximately 35% to 22,019 for the third quarter 2006 from 16,319 in the second quarter 2006. Average Monthly Churn was 22.8% compared to 15.8% for the quarter ended June 30, 2006. The $0.99 first-month subscriber promotion resulted in a high churn rate during the quarter as certain subscribers cycled in and out of the offer.

For the third quarter of 2006, JumpTV's subscriber acquisition cost (SAC) was US $21.80 compared to US $30.00 in the second quarter of 2006. The Company's natural search optimization initiatives and the increased number of subscribers acquired through affiliate marketing partners were the primary drivers of the 26% reduction in subscriber acquisition cost (SAC) during the quarter.

Average monthly Revenue per User (ARPU) was US $9.43 in the quarter ending September 30, 2006 compared to US $10.31(1) in the second quarter of 2006. The Company's ARPU declined due to the testing of a $0.99 first-month subscriber promotion and other test marketing initiatives. The Company expects to continue to introduce additional channel bundles at higher monthly subscription rates (e.g. approximately $15/month) which is expected to increase ARPU in future quarters.

G. Scott Paterson, Chairman & CEO of JumpTV, said:

"We are delighted with the growth in subscriptions in Q3 particularly in light of the fact that our focus has been and continues to be, in the near term, securing new channel partnerships, improving our user experience and developing marketing partnerships around the world (which are soon to be launched).

We have made significant strides in all aspects of our business. We have signed, on average, two new channel partnerships a week, bringing our total number of partners to 233 as of today's date. Among our recently announced channel partnerships are MBC, one of the top pan-Arab general entertainment channels, Al Arabiya News Channel, one of the leading Arabic language news channels worldwide and Television Broadcasts Limited (TVB), one of the world's largest producers of Chinese-language television programming.

Very significantly, we launched JumpTV 3.0, our new online television experience. JumpTV 3.0 adds video-on-demand, pay-per-view and social networking functionalities to our platform as well as enhanced digital rights management and pre-roll advertising capabilities.

We have recently entered into marketing agreements with Comcast, the largest broadband ISP in the United States, Que Pasa, a leading Hispanic oriented portal, and Maktoob, one of the world's most visited Arabic online destinations; each of which we expect to launch commercially prior to year-end.

We have worked diligently to put in place the requisite components of our business strategy necessary to drive subscriber growth in 2007 and beyond."

(1) The Company reported an ARPU of $9.91 in the prior quarter by dividing total subscriber-related revenues for the period by the average subscribers for that period. Average subscribers for the period were calculated by adding the total subscribers at the end of each month and by dividing by the number of months in the period. We have adjusted this figure to $10.31 to be consistent with the definition we disclosed in both our prospectus and prior quarters Management Discussion and Analysis. This definition states that ARPU is calculated by dividing total subscriber-related revenues for a period by JumpTV's average subscribers for that period. Average JumpTV subscribers for a period is calculated by adding the average JumpTV subscribers for each month and dividing by the number of months in the period. Average JumpTV subscribers for each month are calculated by adding the beginning and ending JumpTV subscribers for the month and dividing by two.

The company will hold a conference call to discuss its third quarter results at 8:00 a.m. PST, 11:00 a.m. EST and 4:00 p.m. GMT on Wednesday, November 8, 2006. A replay of the call will be available for 7 days using the following dial-in numbers: US - 1-877-519-4471 or International - 973-341-3080; conference code 8068898. The call will also be available via live audio cast on the JumpTV website, located at www.jumptv.com. The audio cast will be archived on the Company's website for a period of 30 days.

About JumpTV

JumpTV is the world's leading subscription based provider of ethnic television over the Internet. With over 230 channels from 65+ countries, JumpTV delivers to its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via ordinary Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward Looking Statements

JumpTV is not aware of any uniform standards for calculating subscriptions, subscribers, ARPU, SAC, Churn and channels signed and it is possible that JumpTV's presentation of these measures may not be calculated consistently with other companies in the same or similar business. Moreover, these measures are of operational performance and not measures of financial performance under generally accepted accounting principles.

This news release contains forward-looking statements that involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward looking statements. These forward looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ from current expectations is contained in the "Risk Assessment" section included in the Company's final prospectus and MD&A posted on www.sedar.com.

CONSOLIDATED INTERIM BALANCE SHEETS
[Expressed in U.S. dollars, unless otherwise noted]

	As at September 30, 2006 $	As at December 31, 2005 $
	[unaudited]	
ASSETS		
Current		
Cash and cash equivalents	54,020,499	5,475,052
Other receivables	487,040	78,309
Prepaid expenses and deposits	683,864	14,812
Funds held in trust	581,861	-
Total current assets	55,773,264	5,568,173

Equipment, net	977,093	379,694
Intangible assets	464,195	-
Other assets	227,922	105,216
Deferred direct broadcast operating costs, net	262,094	96,803
	57,704,568	6,149,886
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and other accrued liabilities	2,230,796	1,008,845
Due to related parties	6,083	138,323
Current portion of accrued license fees	65,696	79,592
Accrued professional fees	557,834	195,592
Accrued stock appreciation rights	623,859	-
Deferred revenue	103,106	56,268
Income taxes payable	52,800	16,800
Total current liabilities	3,640,174	1,495,420
Accrued license fees	120,000	120,000
Total liabilities	3,760,174	1,615,420
Shareholders' equity		
Share capital	73,556,678	9,744,084
Contributed surplus	3,127,795	609,908
Accumulated other comprehensive loss	(40,355)	(40,355)
Accumulated deficit	(22,699,724)	(5,779,171)
Total shareholders' equity	53,944,394	4,534,466
	57,704,568	6,149,886

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
[Expressed in U.S. dollars, unless otherwise noted]
[unaudited]

	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
	$	$	$	$
Revenue, net	534,671	337,389	1,312,167	970,162
Direct broadcast				

operating costs	(706,102)	(97,757)	(1,437,113)	(1,273,636)
	(171,431)	239,632	(124,946)	(303,474)
Other costs and expenses				
Selling, general and administrative	5,318,685	1,258,342	14,538,882	1,615,077
Stock-based compensation	1,417,321	74,530	2,744,701	184,833
Amortization	34,225	6,335	82,076	15,644
	6,770,231	1,339,207	17,365,659	1,815,554
	(6,941,662)	(1,099,575)	(17,490,605)	(2,119,028)
Gain on foreign exchange	(107,548)	(13,791)	(99,247)	(3,190)
Interest income	(350,703)	(4,859)	(506,805)	(5,759)
Loss before income taxes	(6,483,411)	(1,080,925)	(16,884,553)	(2,110,079)
Provision for income taxes	11,000	5,600	36,000	11,200
Net loss for the period	(6,494,411)	(1,086,525)	(16,920,553)	(2,121,279)
Loss per weighted average number of shares outstanding - basic and diluted	(0.23)	(0.08)	(0.74)	(0.20)
Weighted average number of shares outstanding - basic and diluted	28,848,119	13,469,599	22,913,150	10,574,769

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
[Expressed in U.S. dollars, unless otherwise noted]
[unaudited]

	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
	$	$	$	$
OPERATING ACTIVITIES				
Net loss for the period	(6,494,411)	(1,086,525)	(16,920,553)	(2,121,279)
Adjustments to reconcile net loss to net cash provided				

by (used in) operating activities				
Amortization	76,069	6,698	174,310	16,007
Stock based compensation, excluding change in accrued stock appreciation rights as noted below	793,462	74,530	2,120,842	184,833
Amortization of deferred direct broadcast operating costs	8,799	-	26,399	-
	(5,616,081)	(1,005,297)	(14,599,002)	(1,920,439)
Changes in operating assets and liabilities				
Other receivables	(197,586)	(41,530)	(408,731)	(62,530)
Prepaid expenses, deposits and other assets	(312,815)	2,295	(791,758)	(23,693)
Funds held in trust	(581,861)	-	(581,861)	-
Deferred direct broadcast operating costs	(191,690)	-	(191,690)	-
Accounts payable and other accrued liabilities	(1,020,553)	723,443	1,221,951	873,127
Due to related parties	(22,342)	(1,590)	(132,240)	(15,848)
Accrued license fees	23,899	63,680	(13,896)	100,292
Accrued stock appreciation rights	623,859	-	623,859	-
Accrued professional fees	(2,750,880)	-	362,242	-
Deferred revenue	22,253	(3,564)	46,838	15,167
Income taxes payable	11,000	5,600	36,000	11,200
Cash used in operating activities	(10,012,797)	(256,963)	(14,428,288)	(1,022,724)
INVESTING ACTIVITIES				
Redemption of short-term investment	-	-	-	36,728
Purchase of equipment	(118,835)	(53,600)	(771,709)	(103,829)
Purchase of HVMedia Limited assets, including transaction costs	333	-	(444,973)	-

Cash used in investing activities	(118,502)	(53,600)	(1,216,682)	(67,101)
FINANCING ACTIVITIES				
Proceeds from share issuances, net	55,566,287	3,864,036	63,564,934	4,823,036
Deferred share issue costs	3,449,672	-	-	-
Redemption of Class C common share	-	-	(1)	-
Proceeds from exercise of stock options	25,438	-	625,484	-
Proceeds from issuance of convertible promissory note	-	-	-	20,000
Proceeds from issuance of special warrants	-	-	-	750,000
Cash provided by financing activities	59,041,397	3,864,036	64,190,417	5,593,036
Net increase in cash and cash equivalents during the period	48,910,098	3,553,473	48,545,447	4,503,211
Cash and cash equivalents, beginning of period	5,110,401	1,186,169	5,475,052	236,431
Cash and cash equivalents, end of period	54,020,499	4,739,642	54,020,499	4,739,642

CONTACT INFORMATION
Lewis Goldberg / Todd Fromer
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1215
lgoldberg@kcsa.com / tfromer@kcsa.com

Alex Mackey
Catullus Consulting
+ 44 7773 787 458
alex.mackey@catullusconsulting.com

JJ

JumpTV Announces Third Quarter 2006 Results Release Date and Conference Call

TORONTO -- (MARKET WIRE) -- November 06, 2006 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, today announced that it will report its third quarter 2006 results on Wednesday, November 8, 2006.

The company will hold a conference call to discuss its third quarter results at 8:00 a.m. PST, 11:00 a.m. EST and 4:00 p.m. GMT on Wednesday, November 8, 2006. The call will also be available via live audio cast on the JumpTV website, located at www.jumptv.com. The audio cast will be archived on the Company's website for a period of 30 days.

A replay of the call will be available for 7 days using the following dial-in numbers: US -- 1-877-519-4471 or International -- 973-341-3080; conference code 8068898.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 200 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

CONTACT INFORMATION:

Todd Fromer
KCSA Worldwide
+1-212-896-1215

tfromer@kcsa.com

Alex Mackey
Catullus Consulting
+ 44 7773 787 458
alex.mackey@catullusconsulting.com

SOURCE: JumpTV

KK

JumpTV Launches New Web Services

Unveils Enhanced Video-On-Demand, Digital Rights Management, Video Advertising, and Social Networking Functionalities; JumpTV's IPTV Network -- Utilizing Microsoft Windows Media Protocol -- Provides the Highest Quality Streaming Video Experience and an Industry Leading Copyright Compliant Network Infrastructure

TORONTO -- (MARKET WIRE) -- November 02, 2006 -- JumpTV (AIM: JTV) (TSX: JTV), a leading broadcaster of ethnic television over the Internet, has launched a series of new and enhanced services, known as version 3.0 at www.JumpTV.com. The offerings will provide powerful new ways to discover, consume, and share live television programming from around the world on the Internet.

JumpTV's new services will allow subscribers to deepen the personalization of their viewing experience by providing access to previously unavailable programming through video-on-demand and pay-per-view options, including live sporting events, children's programming, concerts, movies and other television content. Additionally, the Company has strengthened its Digital Rights Management (DRM) capabilities, and has launched its video advertising platform.

Complementary Social Networking Services

Beyond the live TV programming from more than 230 channel partners and new content options, JumpTV will now highlight popular social networking features including user-generated blogs and online community forums, and has introduced an entirely new look and feel that will ease the viewing experience for subscribers.

"JumpTV reconnects our subscribers with their native homeland through live broadcast television delivered over the Internet. With our new social networking functions, our subscribers can become active participants in their global communities through this rapidly adopted technology. Millions of people around the world will be able to connect and interact with others within their community," said Alex Blum, president and chief operating officer of JumpTV.

Blum continued, "By providing a forum to communicate and share in the context of subscribers' JumpTV 3.0 experience we've now taken a one-way broadcasting experience and made it social, taking full advantage of the power and functionality the Internet provides."

"With new features and powerful partners -- in both content and technology -- such as Microsoft and Cookie Jar Entertainment Inc. and more than 230 channels from around the globe, JumpTV 3.0 is transforming the IPTV viewing experience. The service provides subscribers with the flexibility to watch top-name content and share their experiences, no matter where they are in the world."

Pay-Per-View and Video-On-Demand

By the end of 2006 the service will commercially launch its video-on-demand feature with popular children's television programming from Cookie Jar Entertainment Inc., the producers and marketers of quality children's content including "Paddington Bear." Subscribers can choose to purchase individual series for US$4.95 or bundled packages like the "Ultimate Kids Pack," featuring eight different titles for US$12.95. Along with "Paddington Bear," other titles in the package include: "Astro Farm," "Wimzie's House," "Huxley Pig," "Simon in the Land" and "Mona the Vampire." Cookie Jar's programming will initially be available in both Spanish and Portuguese.

"Until now, we have not made Cookie Jar's foreign language formats available to the 100 million first generation immigrants who have settled in countries where there are high rates of broadband adoption. We realized that they are a huge untapped market that until now remained un-monetized. JumpTV has attracted more Portuguese and Spanish television viewers on the Internet than any service we explored and feel they're an ideal partner to distribute our content to these sizeable diaspora communities," said Michael Hirsh, chief executive officer of Cookie Jar Entertainment Inc.

Digital Rights Management

As part of the company's commitment to delivering a world class IPTV network that provides the highest quality video experience and is copyright compliant, JumpTV has standardized its streamed television offering on Microsoft's Windows Media Platform.

"The Windows Media Player and DRM License Server provide the world's leading digital rights management technologies. JumpTV's commitment to our channel partners is to seamlessly manage their streamed broadcasts to ensure they are globally rights compliant. Working with Microsoft's solution significantly eases this process for JumpTV and provides an industry leading level of security for our channel partners," said Blum.

Commenting on the integration of the Microsoft offering on JumpTV's platform, Amir Majidimehr, corporate vice president of consumer media technology group-Microsoft Corporation, stated, "JumpTV's online broadcast offering is the ideal proving ground for our Windows Media technologies. The complexities involved with streaming live television from around the world to a global audience is a sophisticated software challenge. We are thrilled that JumpTV has integrated our media player, our audio and video codecs and our Windows Media DRM solution into their offering."

Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International, stated, "Jump 3.0 represents the living extension of our brand promise to the hundreds of channel partners we work with around the world. There is no length we will not go to, to ensure our partners security, integrity and ease of use."

Streaming Video Advertising

With JumpTV 3.0, the company will begin to deliver Interactive Advertising Bureau (IAB) standard video advertising targeted to specific regional programming or user communities. JumpTV's video advertising inventory will initially be available through Advertising.com's video network and through direct sales on a limited sponsorship basis.

"Streaming video advertising is the fastest growing segment of the online advertising market, and JumpTV's new service offering and focus on international programming represents a tremendous addition to the fast growing Advertising.com video network," said James Smith, senior vice president Publisher Services. "We look forward to our partnership with JumpTV on our continued efforts to satisfy the ever increasing demand for targeted and interactive streaming video advertising."

JumpTV 3.0 became available Oct. 13th, 2006.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 200 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:
Lewis Goldberg / Todd Fromer
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1215
lgoldberg@kcsa.com / tfromer@kcsa.com

LL

JumpTV to Add Sahara Group Channels to Its Global Lineup

Premier Indian Channels Sahara One, Sahara Samay and Sahara Filmy Added Through Strategic Partnership Agreement With GloboSat Entertainment

TORONTO -- (MARKET WIRE) -- October 31, 2006 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet and GloboSat Entertainment LLC, a global entertainment and broadcasting company, announced that they have signed an exclusive Internet-broadcast agreement to offer three top Hindi channels on JumpTV's online television platform in selected territories.

GloboSat Entertainment Networks International is a premier global entertainment and broadcasting company with distribution rights to Sahara One TV, a Hindi general entertainment channel; Sahara Samay, India's premier 24/7 news channel; and Sahara Filmy, India's leading Hindi movie channel.

Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International stated, "Hindi is the fifth most spoken language in the world. The addition of these channels makes it easier for the millions of Hindi speaking people living outside South Asia to remain connected to the television programming they know and love from home."

Kevin Foong, general manager of JumpTV's Asia-Pacific group said, "JumpTV remains focused on securing the global IP rights to top channels in key regions worldwide. The potential for adding more subscribers by making Sahara programming available online is exciting and provides the partners in this agreement an opportunity to profit through a revenue sharing structure."

"Globosat Entertainment is delighted to announce their association with JumpTV in launching our premier channels, Sahara One, Sahara Samay and Sahara Filmy through the World Wide Web (Internet) in territories worldwide covered by the contract. We look forward to a mutually beneficial relationship," said Mr. Adris Chakraborty, director of Globosat Entertainment.

Sudhir Vaishnav, President and CEO, GloboSat, said, "With our state-of-the-art production and broadcast facilities in New York and Toronto, we are able to create local content as per market needs. Our strategic partnerships with DTH, cable, broadband, IPTV, mobile and other platforms spanning across North and South America, Europe and the UK help our broadcast partners to build international presence faster."

Sahara One, Sahara Samay and Sahara Filmy will be priced individually at US$9.95 per month when launched commercially and will likely become part of a future bundle of South Asian channels. Popular programming on these channels include: "Rokkky Mera Naam," an energy-packed stand-up variety show; "...Harr Dil Kuch Kehtaa Hai," a weekly drama series and "Chala Lallan Hero Ban-ne," a 4-hour comedy film show.

The Sahara One, Sahara Samay and Sahara Filmy contracts were signed subsequent to the Company's June 30, 2006 quarter end disclosure. JumpTV now has 230 channels under license.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 200 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:
Lewis Goldberg
Todd Fromer
KCSA Worldwide
+1-212-896-1216
+1-212-896-1215
lgoldberg@kcsa.com
tfromer@kcsa.com

MM

JumpTV Signs Partnership Agreement With MBC Group to Broadcast Top Pan-Arabic Channels MBC1 and Al Arabiya

JumpTV to Also Broadcast MBC's Two Flagship Radio Stations

TORONTO -- (MARKET WIRE) -- October 23, 2006 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, announced an agreement with Dubai-based MBC Group to broadcast MBC1, one of the top pan-Arab general entertainment channels, and Al Arabiya News Channel, one of the leading Arabic news channels worldwide. JumpTV also has the rights to broadcast MBC's flagship radio stations, MBC FM and Panorama, two highly rated regional radio stations.

The offering will be co-branded and launched from MBC Group's popular website www.mbc.net as well as www.alarabiya.net, one of the top portals in the region with more than one million page views per day.

The agreement with MBC Group, the largest broadcasting company in the Middle East, to broadcast its top-rated television and radio channels represents a very important step forward in JumpTV's Middle Eastern and Northern African business (MENA). MBC's programming appeals to a wide-range of Arabic cultures and has a viewership that has grown to more than 130 million Arabic speaking people worldwide with a market share that exceeds 40% in the Middle East.

Amir Hegazi, general manager of JumpTV's MENA group, commented, "MBC Group is a recognized leader in pan-Arab television programming and has built an impressive channel lineup. Adding MBC Group as a partner further expands JumpTV's diverse library of exclusive Arab content to 40 channels, solidifying us as the leader in ethnic television, with the largest amount of Arabic content outside of the Middle East."

"Our agreement with JumpTV demonstrates MBC Group's commitment to Arab viewers no matter where they reside. Now Arabs living away from their homeland will be able to view the quality programming that people in the Middle Eastern region have been enjoying for nearly 15 years," said Dr. Ammar Bakkar, MBC Group New Media Director. "The added reach of our channels furthers our vision of addressing audience needs across different platforms, as well as creates new business opportunities for both JumpTV and MBC Group."

Kaleil Isaza, president and chief executive officer of JumpTV International, said, "The Arabic speaking diaspora is one of the largest communities with over 60 million members and growing, especially in countries with high broadband penetration such as the U.S., U.K. and throughout Western Europe. With such widely dispersed communities, the JumpTV Internet platform is the best possible choice for reaching new Middle Eastern viewers, as it provides a much longer tail for MBC's Arabic news and entertainment than that of the traditional broadcast mediums."

MBC1 and Al Arabiya will be priced individually at US$9.95 per month when launched commercially and will likely become part of an All Arabic package that includes other top rated channels from the region.

MBC1 and Al Arabiya were signed subsequent to the Company's June 30, 2006 quarter end disclosure. JumpTV now has 227 channels under license.

MBC1 is a pan-Arab news and entertainment television channel, with an estimated audience of more than 130 million Arabic-speaking people around the world.

Al Arabiya News Channel holds a leading position among news programming in nearly every Arab league country. Al Arabiya includes news coverage of politics, business, current affairs, finance, sports, science, lifestyle, as well as in-depth documentaries, talk shows, and educational programs.

Panorama FM and MBC FM are the MBC Group flagship radio stations that provide Arabic speaking news and entertainment.

About MBC Group

MBC Group is a Dubai-based diversified media company. It owns and operates: Middle East Broadcasting Centre (MBC), the first and leading pan-Arab free-to-air satellite network; MBC2, the number one Western movie channel in the Middle East; MBC3, a children's television channel; and MBC 4, a broad mix of reality, comedy and drama series aimed primarily at women. In addition, MBC Group manages Al Arabiya, the independent, ground breaking 24 hour news and information channel. Additionally, MBCFM is the leading authentic Gulf music and entertainment radio station based in Saudi Arabia, and Panorama FM, which is one of the leading pan-Arab music and talk radio station.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 200 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's

current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:
Lewis Goldberg / Todd Fromer
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1215
lgoldberg@kcsa.com / tfromer@kcsa.com

SOURCE: JumpTV

NN

JumpTV to Offer International Television Channels to Comcast's High-Speed Internet Subscribers

TORONTO -- (MARKET WIRE) -- October 16, 2006 -- JumpTV (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, announced that it is launching a pilot program with Comcast Corporation to market and promote its international television channels to Comcast's high-speed Internet subscribers through the company's portal, www.comcast.net. JumpTV's international television channels will be available to Comcast's 10 million high-speed Internet subscribers beginning in November. Comcast.net users will be able to sign up for a promotional two-week trial to JumpTV's service, free of charge.

JumpTV offers more than 223 channels from more than 69 countries, including Sony Entertainment Television Asia (India), CNS (Guyan), Bandeirantes (Brazil), América TV, Canal 9 (Argentina), TV Chile and VTV Uruguay, among others.

G. Scott Paterson, chief executive officer of JumpTV said, "JumpTV's primary objective is to secure exclusive worldwide Internet Protocol broadcasting rights for the leading ethnic television channels around the world with a view to marketing these channels to subscribers globally. Key to our marketing strategy is the establishment of partnerships with the world's leading media companies and we are delighted to partner with Comcast for this exciting trial."

JumpTV joins a distinctive array of news, finance, sports, lifestyle and entertainment content already available on Comcast.net, which also offers a deep library of streaming video clips through the award-winning media player, the Fan ™.

"Comcast's goal is to provide our high-speed Internet subscribers access to more value and features, including a growing inventory of premium video content," said Charlie Herrin, Senior Vice President, Product Development, Comcast Interactive Media. "With our speed advantage, we can provide a high-quality viewing experience to those users who want to stay connected with their homeland through the great selection of international programming available on JumpTV."

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 220 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to JumpTV or its managements. These statements reflect JumpTV's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in JumpTV's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and JumpTV assumes no obligation to update or revise them to reflect new events or circumstances.

Contact: Lewis Goldberg / Todd Fromer
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1215
lgoldberg@kcsa.com / tfromer@kcsa.com

SOURCE: JumpTV

00

JumpTV Adds Its First Chinese Channels to Company's Internet Television Line-Up

JumpTV Signs Exclusive Agreement With Prestigious TVB Group to Broadcast TVBS-Europe and TVB Xing He

TORONTO -- (MARKET WIRE) -- October 10, 2006 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, announced that it has signed a multi-year, Internet-broadcast agreement with Television Broadcasts Limited (TVB), the world's largest producer of Chinese-language television programming.

Under terms of the agreement, JumpTV will stream all of TVB's television content live on the Internet. This programming will be made available on an exclusive basis through JumpTV to the millions of Chinese living in diaspora communities in Europe and the Middle East.

TVB produces some of the most popular Chinese comedy, drama and entertainment television programming in the world. JumpTV will stream both TVB's European satellite station, TVBS-E (also known as The Chinese Channel), along with TVB Xing He as a bundle. This is the first agreement for JumpTV with a Chinese television broadcaster.

When the channels are launched commercially subscribers will be able to watch TVB's programming live as well as by way of video-on-demand and in pay per view formats.

Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International said, "The Chinese diapora is one of the largest in the world and represents a massive potential market for our Internet television offering. Partnering with a quality broadcaster such as TVB is a significant strategic step for JumpTV. We are confident that the millions of Chinese living in cities such as London, Paris, Rome and Dubai will find our exclusive TVB offering compelling."

Mr. Lawrence Ma, assistant general manager of TVB Satellite-Europe said, "It was very important to TVB to choose an organization with the technology and ability to reach a global audience to burnish our brand and grow our international revenue streams. We believe JumpTV is the best choice to help us build a truly global audience for TVB Satellite and increase our viewership among the worldwide Chinese community."

"Increasing demand for Chinese television around the world motivated TVB Xing He to seek out a partner that would provide the technology and support to help grow the TVB Xing He brand. In connection to the partnership with JumpTV, global Chinese viewers will be able to watch the quality programming that people in the Asia Pacific region have been enjoying for years," said Mr. Sherman Lee, controller of channel operation division, of TVB Xing He Channel.

TVB Xing He Channel and TVB Satellite-Europe will be priced at $38 as a bundle and will become part of a Chinese content line-up that includes other top-rated channels from the region.

TVB Xing He is known for its popular shows such as "Super Idol Touch" and dramas starring some of the biggest celebrities in China.

TVB Satellite-Europe showcases exciting Cantonese and Mandarin programming in over 47 European countries. JumpTV subscribers will now be able to view original programming that includes leisure and lifestyle shows "Beautiful Cooking" and "Be My Guest"; game shows like "15/16"; and drama series such as "Land Of Wealth" and "Healing Hands III."

The TVB Xing He Channel and TVB Satellite-Europe contracts were signed subsequent to the Company's June 30, 2006 quarter end disclosure. JumpTV now has 225 channels under license.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 200 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:
Lewis Goldberg / Todd Fromer
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1215
lgoldberg@kcsa.com / tfromer@kcsa.com

PP

RECEIVED

2007 JUN 27 A 5:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

JumpTV Signs Strategic Partnership With Maktoob.com -- One of the Arab World's Largest Internet Portals

Maktoob.com's Millions of Subscribers Will Have Access to JumpTV's Middle East Channels

DUBAI, UNITED ARAB EMIRATES -- (MARKET WIRE) -- October 03, 2006 -- JumpTV (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, has signed an agreement with Maktoob.com, one of the leading Arabic-language portals with over 4.5 million subscribers, to carry all of JumpTV's channels on a subscription basis.

The agreement will allow Maktoob.com users access to all of JumpTV's 220+ channels, with a promotional focus on the company's 37 current Arabic-language channels, including Aljazeera, Future TV, Dubai TV, Mehwar Channel and 2M.

"Partnering with Maktoob.com is in line with our strategy of building the largest and highest quality Internet-television experience on the market. Since our launch, we have developed one of the best Middle Eastern television offerings in the world, with channel partnerships from nearly every country in the Arab world. This partnership with Maktoob.com opens a new platform for us to market the JumpTV experience, increase our subscriber base and further build our brand by tapping into the millions of subscribers already part of the Maktoob community," said Kaleil Isaza, president and chief executive officer of JumpTV International.

Maktoob.com offers Arabic/English email service, search capabilities, blogs, chat rooms and several other Internet services and products. The company is a market leader in the Middle East and North Africa region providing service to more than one-quarter of the Internet users in this area of the world.

"Maktoob was looking for a new offering that could differentiate us from the other portals in the Middle East. Partnering with JumpTV will provide our users with a unique Internet experience. Watching television online will allow for our members to keep abreast of developments region-wide in a way that is new, exciting and cost-effective. This venture with JumpTV helps cement Maktoob's leadership position by proving to our current and future users that we are committed to offering the best Internet-based services available," stated Ahmed Nassef, General Manager of Maktoob.com and Vice-President of the Maktoob Group.

Amir Hegazi, JumpTV's general manager of the Middle East and North Africa group, commented, "In addition to the 4.5 million registered users, Maktoob.com receives almost 2 million unique visitors a month. This rapidly expanding audience will vastly increase JumpTV's exposure throughout this region and amongst Arabic-speaking communities across the globe."

JumpTV's streamed content will be presented through the Maktoob portal as part of a broadband content offering, which is slated to launch by the end of 2006. JumpTV channels will be made available to all Maktoob customers on a subscription basis.

About Maktoob.com

Maktoob.com was founded in the year 2000 as the world's first free Arabic/English Web-based Email service, offering users the ability to receive and compose Email in either language, regardless of the operating system. Maktoob.com has since grown to become the leading Arab portal offering a full-range of communications tools and quality content offerings. Maktoob.com is the flagship of the Maktoob Group of companies, a network that includes the region's leading auctions marketplace, souq.com; the Middle East's electronic payment solution, CashU.com; The region's first Arabic search engine, Araby.com; and several other websites.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 200 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:
Lewis Goldberg / Todd Fromer
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1215
lgoldberg@kcsa.com / tfromer@kcsa.com

QQ

JumpTV Signs Exclusive Partnerships With Two Leading African Television Channels

Channels From Madagascar and Tanzania Expand JumpTV's Selection of East African Content

TORONTO -- (MARKET WIRE) -- October 02, 2006 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, announced it has signed exclusive Internet-broadcast agreements with two top East African television channels -- Channel 10 from Tanzania and TV Plus from Madagascar.

These two new partnerships characterize the continued success that JumpTV has made in executing its strategy of signing exclusive internet-broadcast agreements with partners that provide leading ethnic content targeted at diaspora communities around the world.

Kaleil Isaza, president and chief executive officer of JumpTV International stated, "Our channel partnership strategy includes expanding our footprint to new countries from whence we don't currently carry television content. With the addition of television from Madagascar, the JumpTV Network now has channels in 68 countries around the world. TV Plus and Channel 10 afford JumpTV the opportunity to provide high quality television to the approximately 1 million Malagasy and Tanzanian emigrants, particularly those living in the U.K., U.S.A., Canada, and Western Europe -- areas with high broadband penetration."

Franco Tramontano, managing director of Africa Media Group Ltd. (parent company of Channel 10) said, "Our partnership with JumpTV provides us the ideal platform to efficiently reach Tanzanians living around the world giving us both the potential to significantly increase our total viewership and an opportunity to globalize our brand in a way that didn't exist prior to the advent of Internet protocol television (IPTV)."

Douglas Ames, vice president, content acquisition, JumpTV's Africa & Caribbean group commented, "These channels bolster our already unparalleled menu of East African content. With JumpTV's accessibility and affordable subscriptions, East Africans living around the world can easily stay current with news, political, sporting and entertainment events from home."

Each channel will be individually priced at US$9.95 per month when launched commercially and will likely be part of a bundle of East African channels at a later date.

TV Plus Madagascar is the #1 channel in Madagascar focusing on local news, entertainment and lifestyle programming, and also carries political debates featuring government and opposition parties.

Channel 10 Tanzania is a leading channel in Tanzania, airing local news, entertainment and a popular morning show dealing with issues which affect Tanzanians.

Channel 10 and TV Plus are contracts that were signed during the third quarter following the closing of our Initial Public Offering raising the number of JumpTV channels under license to 223.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 200 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:
Lewis Goldberg / Todd Fromer
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1215
lgoldberg@kcsa.com / tfromer@kcsa.com

RR

JumpTV Signs Partnership With Russia's RTR Planeta

JumpTV to Broadcast Leading Russian Culture, Entertainment and Sports Channel

TORONTO -- (MARKET WIRE) -- September 28, 2006 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, announced it has signed an Internet-broadcast agreement with Russian State Television and Radio Broadcasting Company (RTR) to broadcast its international signal (RTR Planeta) exclusively in certain territories.

RTR Planeta features top programming from RTR's three leading channels: "Russia," "Kultura" and "Sport" and specializes in Russian primetime news, sports, feature films, documentaries and made for TV movies.

Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International said, "There are over 12 million Russians living outside of the country, concentrated mainly in Israel, the USA, Canada and Western Europe. We are thrilled to be able to offer this massive community an easy and affordable way to access the quality content they know and love from home."

"Having worked with similar caliber channels, JumpTV understood our market dynamic and was more than happy to walk us through the complex process of proper digital rights management," said Sergei Koshliakov, head of foreign relations for RTR Planeta. "As Internet protocol television (IPTV) continues to gain momentum, we are confident that JumpTV's distribution platform and business model will give RTR the competitive edge to attract a significant user base from the millions of potential viewers living in the Russian diaspora."

RTR Planeta will be priced at US$9.95 per month when launched commercially and will likely become part of a future bundle of Russian channels. JumpTV subscribers will be able to access the channel's top programs including: the entertaining sports program "National Team of Russia," award-winning talk show "Cultural Revolution," and weekly celebrity game show "Bluff Club."

The RTR Planeta contract was signed subsequent to the Company's June 30, 2006 quarter end disclosure. JumpTV now has 221 channels under license.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 200 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

Todd Fromer
+1-212-896-1215
tfromer@kcsa.com

SOURCE: JumpTV

SS

JumpTV Signs Exclusive Partnerships With Three New Thematic Television Channels

Roshni TV, S1 Television and Escape Music Channel Join JumpTV's Global Internet-Television Line-Up

TORONTO -- (MARKET WIRE) -- September 27, 2006 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, announced it has signed exclusive Internet-broadcast agreements with Roshni TV, a Pakistani news channel; S1 Television, a 24-hour news and information channel from India; and Escape Music Channel, a Pan Arabic music channel.

Kaleil Isaza, president and chief executive officer of JumpTV International said, "Roshni TV, S1 Television and Escape Music Channel are solid additions to our diverse international content, and reflect the value our viewers place on thematic content like news, music and sports."

Mr. Isaza continued, "These partnerships allow JumpTV to broaden its subscriber base by easily and affordably connecting Arab, Indian and Pakistani expatriates with programming from home."

The addition of these three channels brings the total number of JumpTV's Pakistani channels to 4, Arabic to 38 and Indian to 10.

Roshni TV, S1 Television and Escape Music Channel will each be priced at US$9.95 per month when launched commercially and will likely be included in channel bundle offerings at a later date.

These contracts were signed subsequent to the Company's June 30, 2006 quarter end disclosure. JumpTV now has 220 channels under license.

Roshni TV is a new, leading information-based channel from Pakistan with 24-hour news, current affairs, entertainment and educational content.

S1 Television is one of India's most watched 24-hour news and information channels, known for its innovative content and high quality journalism.

Escape Music Channel is a popular Arabic-language music channel specializing in videos from throughout the Middle East, interactive games and daily horoscopes.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 200 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:

KCSA Worldwide
Lewis Goldberg
+1-212-896-1216
lgoldberg@kcsa.com

Todd Fromer
+1-212-896-1215
tfromer@kcsa.com

TT

JumpTV Signs Partnership With Sri Lanka Television Channel

Derana to Join JumpTV's Internet Television Line-Up

TORONTO -- (MARKET WIRE) -- September 22, 2006 -- JumpTV (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, announced that it has signed an exclusive Internet-broadcast agreement with Derana, a popular television channel from Sri Lanka.

"This partnership represents another leap forward for JumpTV and further demonstrates our commitment to being the best at providing our subscribers with programming that is compelling and timely, on a platform that is affordable and most of all, easy to use," said Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International.

Vinod Kumar, director of JumpTV's Asia-Pacific group said, "The company is very excited about our partnership with Derana as it provides JumpTV with a means to offer relevant and differentiated content to Sri Lankans living abroad who otherwise face limited options for keeping up with entertainment and events in their homeland."

Derana is the first channel from Sri Lanka to join JumpTV's global Internet Television line-up, and marks the first step in the Company's efforts to establish a foothold in the country. According to government sources the Sri Lankan diaspora in Organization of Economic Co-operation and Development (OECD) countries is approximately 1 million people, with concentration in the U.K., Canada, U.S. and Australia.

The channel will be available at a price of US$9.95 per month when launched commercially and will likely be offered as part of a bundle along with other South Asian channels at a later date.

Derana (www.derana.lk) focuses on creating and broadcasting content that is both educational and entertaining. The channel offers news, entertainment, talk shows, movies and children's programming. Some of Derana's popular programming includes: groundbreaking children's programs "Street Magic" and "Nodanoth Daruwan Ekayen Wetuna;" as well as the game show "Ammai Mamai."

The Derana contract was signed subsequent to the Company's June 30, 2006 quarter end disclosure. JumpTV now has 217 channels under license.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 200 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet

connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:
KCSA Worldwide

Lewis Goldberg
+1-212-896-1216
lgoldberg@kcsa.com

Todd Fromer
+1-212-896-1215
tfromer@kcsa.com

UU

JumpTV Signs Exclusive Partnerships With Four U.S.-Based Iranian Television Channels

IPN, MelliTV, MTC2 Fashion and Tamasha TV Join JumpTV's Internet-Television Line-Up; Leading Internet Broadcaster Now Targeting 4-Million Farsi Speaking Strong International Community

TORONTO -- (MARKET WIRE) -- September 14, 2006 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, announced it has signed exclusive Internet-broadcast agreements with 4 Iranian television channels covering general entertainment, music, news, current affairs, talk shows, fashion, cultural news and wholesome family entertainment.

The 4 new stations partnerships represent an extension of JumpTV's strategy of signing exclusive internet-broadcast agreements with international television stations that televise leading ethnic content targeted at niche communities around the world.

Kaleil Isaza, president and chief executive officer of JumpTV International stated, "The Persian diaspora is a key target market for JumpTV, with over 4 million Farsi-speaking expats estimated to be living outside of their homeland, primarily in North America and Europe. These Internet-broadcasting agreements exemplify the value that JumpTV brings its customers: focused, niche content that represents the "long-tail" of the IPTV marketplace."

Mehran Abdeshah, chairman and chief executive officer of IPN, one of the most popular Iranian channels outside Iran, said, "We are excited about the opportunity to make IPN available worldwide through JumpTV's online platform. By broadcasting our channel over the Internet, we have the ability to reach Iranian viewers who may not otherwise have access to our unique entertainment programming. Now, Iranians virtually anywhere can watch our broadcasts, thereby potentially increasing our viewership exponentially. We've been very impressed with JumpTV's technology, team and future plans, and we welcome the opportunity to partner with them in this new and promising space."

Amir Hegazi, director of JumpTV's Middle East and North Africa group commented, "JumpTV has created a means for Persians abroad to easily and affordably connect with their community. There is nothing more personal than watching and connecting with your favorite television show. For Persians living in the Diaspora, there have been few television options available broadcast in Farsi. Now this massive international-based community can choose from a complete menu of quality programming including IPN, MelliTV, MTC2 Fashion and Tamasha TV. By partnering with these Iranian channels and other Iranian channels in the future, JumpTV will allow Persians to keep current with their culture over the Internet wherever they are worldwide."

Each channel will be individually priced at US$9.95 per month when launched commercially and at a later date will likely make up components of a dedicated Iranian package.

IPN (www.ipntv.tv) is one of the most popular Iranian channels outside Iran on a global basis. According to a recent survey, IPN TV is the most watched ethnic programming network on Telestar 5. IPN offers a unique blend of family entertainment, lifestyle, talk shows, kids and sports programming. Top programs include: the "Jennifer Show," "From Kabul to Los Angeles," "Hamshahri, Hekayatha," "15 Music Show," "L.A. Lifestyle" and "Mahi Kochoolo Kids Show."

MelliTV (www.mellitv.com) is one of the first Persian channels to broadcast outside of Iran, having launched some 20 years ago. MelliTV is widely recognized for its current affairs, educational and cultural programming. MTC2 Fashion (www.mtcfashion.tv), which is owned and operated by MelliTV, provides programming that covers Iranian, Middle Eastern and some European fashion. MTC2 Fashion's program line-up includes fashion shows, events, news, designer interviews, shopping and art.

Tamasha TV (www.tamashatv.com) presents a variety of Farsi-language programs, including documentaries, talk shows, news and family programming. "Iran-The Unfinished Dream," "Women's World," "Check Point," "Shirin & Farhad" and "Tamasha Tamasha" are some of the channel's top programs.

IPN, MelliTV, MTC2 Fashion and Tamasha TV are contracts that have been signed subsequent to the Company's June 30, 2006 quarter end disclosure. JumpTV now has 216 channels under license.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 200 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006.

These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:

Lewis Goldberg

KCSA Worldwide

+1-212-896-1216

lgoldberg@kcsa.com

Todd Fromer

+1-212-896-1215

tfromer@kcsa.com

VV

JumpTV Signs Exclusive Broadcasting Agreement With Television Jamaica

JumpTV Will Carry Top Two Channels From Jamaica; JumpTV to Market to the 2.5 Million Jamaicans Living Outside the Country

TORONTO -- (MARKET WIRE) -- September 12, 2006 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, announced it has signed an exclusive Internet-broadcast agreement with Television Jamaica (TVJ). This announcement comes two weeks after the broadcaster announced a similar deal with CVM, the other of Jamaica's top two television channels. When launched, JumpTV will stream the live TVJ feed in real-time to subscribers throughout the world.

Michael Bryce, chief executive officer of Television Jamaica stated, "JumpTV is the clear leader in both Caribbean and global IP-based television broadcast. This partnership will allow us to reach the 2.5 million Jamaicans living away from home, literally doubling our viewership."

Douglas Ames, vice president of content acquisition -- Caribbean & Africa for JumpTV said, "By partnering with TVJ, JumpTV offers Jamaicans living abroad the ability to stay connected to the country's latest cultural events and entertainment on a real-time basis. There are just as many Jamaicans living outside of the country as there are in Jamaica, with a majority residing in countries with high-broadband penetration such as the UK, the United States and Canada."

Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International added, "The addition of TVJ builds on our commitment to Caribbean content, exemplified by JumpTV's acquisition earlier this year of regional Internet TV company Homeview Caribbean. TVJ will be added to Jamaican channels CVM and Hype TV already signed by JumpTV, creating an unparalleled Jamaican content menu accessible through both www.jumptv.com and wholly-owned www.homeviewcaribbean.com.

TVJ will be priced individually at US$9.95 per month when launched commercially, and will become part of a future bundle of Jamaican channels. JumpTV subscribers will be able to access the channel's top programs including: the business program, "Business Review;" the comedy, "Tiny's Place;" and Jamaica's longest running television program, "Profile."

The TVJ contract was signed subsequent to the Company's June 30, 2006 quarter end disclosure. JumpTV now has 212 channels under license.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 200 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a

real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

Todd Fromer
+1-212-896-1215
tfromer@kcsa.com

WW

Quepasa Corporation Signs Strategic Agreement With JumpTV

Leading U.S. Hispanic Online Destination, With Over 14 Million Page Views per Month, to Carry JumpTV Channels

TORONTO -- (MARKET WIRE) -- September 06, 2006 -- JumpTV (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, announced it has signed a multi-year agreement with Quepasa, a leading Spanish and English online destination for the Latino community, offering cost efficient, performance-driven opportunities for interactivity and interconnectivity within the rapidly growing U.S. bilingual Hispanic online marketplace. Quepasa.com is amongst the most recognized Hispanic-focused brand names on the Internet.

Quepasa.com users will be able to subscribe to JumpTV's streamed content of 75+ Latin American channels from over 15 countries. As part of JumpTV's wide-range of featured channels Quepasa.com users will be able to view popular Hispanic focused channels such as: América TV (Perú), Telemicro (Dominican Republic), TV Meridiano (Venezuela), VTV (Uruguay), Red Uno (Bolivia), Telefé Internacional (Argentina), TV Chile and others.

Under the terms of the agreement Quepasa is responsible for sales and marketing, as well as transaction processing and last-mile bandwidth. The offering will be co-branded by Quepasa and JumpTV. An official launch is expected throughout the United States later this year or early 2007.

"This demographically targeted television programming should increase our traffic and at the same time encourage visitors to stay on our site," said Robert B. Stearns, chairman and chief executive officer of Quepasa Corporation. "We intend to market television programming subscriptions aggressively and are eager to offer advertisers access to this high-value content."

"Quepasa has been a pioneer in Hispanic marketing in the United States, having built a highly recognizable brand within its target market. Quepasa has amongst the highest growth in traffic of any Hispanic portal since 2002 with 277,000 Hispanic unique visitors and 14 million page views per month," said Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International. "This partnership validates yet again JumpTV's ability to provide subscribers with quality, hard-to-get content, and greatly broadens our reach into the Latino market in the United States."

According to eMarketer, there were 15.7 million Hispanic Internet users in the United States in 2005; U.S. Hispanic consumers are young, upwardly mobile, and spend disproportionately on media and entertainment. The Latino market continues to represent JumpTV's largest target audience.

About Quepasa Corporation

Quepasa is the most important Hispanic online community in the world. The Company is committed to providing entertaining, enriching, and empowering products and services to millions of Hispanic and Latino users throughout the U.S. and certain areas of Latin America. Headquartered in Scottsdale, AZ, Quepasa maintains sales offices in New York, NY and Miami, FL and technical operations in Hermosillo, Mexico.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 200 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should," "could," "anticipate," "believe," "plan," "estimate," "potential," "expect," "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:

KCSA Worldwide
Lewis Goldberg
+1-212-896-1216
lgoldberg@kcsa.com

Todd Fromer
+1-212-896-1215
tfromer@kcsa.com

XX

RECEIVED
27 A 5:19

JumpTV Announces Exercise of Underwriters' Option to Purchase Additional 1,273,500 Shares

Approximately $7 Million in Additional Gross Proceeds

TORONTO -- (MARKET WIRE) -- August 30, 2006 -- Further to the announcement dated 10 August 2006, JumpTV Inc. ("JumpTV" or the "Company") (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, announced that the underwriters of the Company's recent initial public offering have exercised in part their over-allotment option referred to in the prospectus issued by the Company on 10 August 2006, by purchasing 1,273,500 shares of common stock at the offering price of Cdn$5.50.

The exercise of the over-allotment option increases the number of shares sold in the initial public offering from 12,000,000 shares to 13,273,500 shares, resulting in aggregate gross proceeds to the Company of approximately Cdn$73 million (an increase of approximately Cdn$7m).

JumpTV expects to use the net proceeds of the offering to fund:

-- the continued roll-out of the JumpTV delivery infrastructure;
-- further investment in product development and technology;
-- JumpTV's subscriber acquisition strategy; and
-- general corporate expenditure and working capital requirements of JumpTV's business including possible acquisitions.

Morgan Stanley Securities Limited and Canaccord Adams Limited acted as underwriters for the Company.

Application has been made for the over-allotment shares to be admitted to AIM.

For more information, please contact:

JumpTV G. Scott Paterson, CEO	+1 416 368 6464
Canaccord Adams Limited Neil Johnson/Chris Bowman/ Andrew Chubb	+44 (0)207 518 2777
Morgan Stanley Securities Limited Henrik Gobel	+44 (0)207 425 8000
Catullus Consulting (UK) Alex Mackey	+44 7773 787 458
KCSA (North America) Todd Fromer	+212 896 1215

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN OR INTO THE UNITED STATES, THE REPUBLIC OF IRELAND, THE REPUBLIC OF SOUTH AFRICA, JAPAN OR AUSTRALIA, OR THEIR RESPECTIVE TERRITORIES OR POSSESSIONS

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet (as measured by number of channels). With over 200 channels from 60+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones. For additional information, visit www.jumptv.com

This press release is not for publication or distribution or release in the United States of America (including its territories and possessions, any State of the United States of America and the District of Columbia), the Republic of Ireland, the Republic of South Africa, Australia or Japan. The information contained herein does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities for sale in the United States, the Republic of Ireland, the Republic of South Africa, Australia or Japan or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States unless registered or pursuant to an exemption from such registration. No public offering of securities is being made in the United States.

This announcement is directed only at persons who (i) are outside the United Kingdom or (ii) are in the United Kingdom and either have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion Order) 2005 (the "Order") or are high net worth companies, unincorporated associations etc for the purposes of Article 49 of the Order or (iii) are persons to whom it would otherwise be lawful to direct it (all such persons together being referred to as 'relevant persons'). This announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement does not constitute or form part of an offer to sell, exchange or transfer any securities, or any solicitation or recommendation of an offer to sell, exchange or transfer any securities. The price and value of, and income from, shares may go down as well as up. Persons needing advice should consult a professional adviser.

The distribution of this announcement in certain jurisdictions may be restricted by law and persons into whose possession any document or other information comes should inform themselves about and observe any such restriction. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Shares in JumpTV have not been and will not be registered under the applicable securities laws of Australia or Japan and may, subject to certain exemptions, not be offered or sold within Australia or Japan or to, or for the account or benefit of, citizens or residents of Australia, or Japan.

Canaccord Adams Limited and Morgan Stanley Securities Limited are acting for JumpTV and no one else in connection with JumpTV's admission to AIM and related securities offering (the "Offering") and will not be responsible to any other person for providing the protections afforded to their respective clients or for providing advice in relation to the Offering.

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's

current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:
Lewis Goldberg / Todd Fromer
KCSA Worldwide
+1-212-896-1216 / +1-212-896-1215
lgoldberg@kcsa.com / tfromer@kcsa.com

YY

JumpTV Signs Partnerships With Two Leading Bolivian Television Channels

Bolivisión and Red P.A.T. Join JumpTV's Internet-Television Line-Up

TORONTO -- (MARKET WIRE) -- August 30, 2006 -- JumpTV (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, announced that it has signed exclusive Internet-broadcast agreements with Red P.A.T. and Bolivisión, two of Bolivia's leading television channels, increasing the number of JumpTV channels from Bolivia to four.

"JumpTV's partnerships with Red P.A.T. and Bolivisión, in addition to ATB and Red Uno which are already under agreement, will provide our subscribers with access to four of the five leading television channels from the country," said Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International.

Juan Carlos Estevez, regional director of Latin America and the Caribbean for JumpTV said, "A majority of the more than 1 million Bolivians that live abroad are heavily concentrated in the Buenos Aires, Madrid and Washington DC metropolitan areas, all of which have relatively high broadband penetration. We believe that these new partnerships enhance our ability to offer Bolivians abroad a unique opportunity to be in touch with important events from home."

Each channel will be available at a price of $US9.95 per month when launched commercially and will likely be included in a Bolivian and/or South American bundle at a later date.

Bolivisión (www.bolivisiontv.com) is one of Bolivia's most popular national channels providing a wide variety of programming that includes news, films, telenovelas, dramas and sitcoms. Some of the channel's top programming includes the daily morning news program "A Primera Hora" and weekly entertainment show "Siempre Sabado."

Red P.A.T. (www.red-pat.com) is a leading national channel in Bolivia offering news and a variety of other programming designed to show the many faces of the country's people. P.A.T. has received accolades for its journalism on both a national and international level. Some of Red P.A.T.'s popular programming include: "Hola Pais," hosted by Karla Revollo and Juan Carlos Arana; the sports program "El Equipo Deportivo;" and "Compartiendo con el Chef," a daily cooking show.

The Red P.A.T. and Bolivisión contracts were signed subsequent to the Company's June 30, 2006 quarter end disclosure. JumpTV now has 211 channels under license.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 200 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a

real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:
Lewis Goldberg
Todd Fromer
KCSA Worldwide
+1-212-896-1216
+1-212-896-1215
lgoldberg@kcsa.com
tfromer@kcsa.com

SOURCE: JumpTV

ZZ

JumpTV Signs Four Exclusive Channel Partner Agreements With Leading Indian Television Channels

India TV News, Kairali TV, People TV and Amrita TV Join JumpTV's Internet-Television Line-Up

TORONTO -- (MARKET WIRE) -- August 23, 2006 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, announced it has signed exclusive Internet-broadcast distribution agreements with four Indian television channels specializing in news, current events, politics and wholesome family entertainment.

Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International stated, "With more than 15 million people of Indian origin living outside of the sub-continent -- more than half of whom live in countries with high-broadband penetration such as the UK, the United States, Canada, the Netherlands and the UAE -- we believe there is a massive global market for these channels."

Vinod Kumar, director in JumpTV's Asia-Pacific group commented, "We are pleased to add such valuable partners as India TV News, Kairali TV, People TV and Amrita TV to JumpTV's growing channel lineup. These channels add a new and diverse level of Indian programming to our strong roster of content which includes Sony Entertainment Television Asia, Punjab Today and Balle Balle, among others."

Each channel will be priced at US$9.95 per month when launched commercially and at a later date will likely make up components of an Indian and/or South Asian bundle.

India TV News (www.indiatvnews.com) is one of the leading 24-hour Hindi news and current affairs channels in the country with programming that includes "Aap Ki Adalat," one of the most influential Indian news television programs.

Kairali TV (www.kairalitv.in) provides programming that captures the arts and culture of the Malayalees and has quickly become a preferred channel among the Malayalam speaking population. Kairali's sibling station, People TV, focuses on news and current issues.

Amrita TV (www.amritatv.com) offers a variety of wholesome family entertainment that includes dramas, talk-shows, films, music performances, local news and children's programming.

India TV News, Kairali TV, People TV and Amrita TV are contracts that have been signed subsequent to the Company's June 30, 2006 quarter end disclosure. JumpTV now has 209 channels under license.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 200 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:

Lewis Goldberg

KCSA Worldwide

+1-212-896-1216

lgoldberg@kcsa.com

Todd Fromer

+1-212-896-1215

tfromer@kcsa.com

AAA

JumpTV Signs Channel Partnership Agreement With CVM Television Ltd., a Leading Jamaican Television Station

TORONTO -- (MARKET WIRE) -- August 18, 2006 -- JumpTV (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, announced that it has signed an exclusive Internet-broadcast distribution agreement with CVM Television Ltd. (CVM), one of the top two stations in Jamaica, providing news, sports and entertainment to the country.

JumpTV's global Internet-television network streams live, high-quality international television signals via its website from stations in more than 65 countries. Subscribers can access their favorite channels from any Internet-enabled device including home computers, laptops, Internet-enabled televisions, mobile phones and video game consoles.

Kaleil Isaza Tuzman, president and chief executive officer of JumpTV International stated, "This partnership combines the strengths of CVM Television's leading programming with JumpTV's proven Internet distribution platform. Together, we now have the ability to reach a large and virtually untapped market of the more than 2.5 million Jamaicans living abroad. The vast majority of these diapora Jamaicans reside in the United States, Canada and Europe, all of which have high broadband penetration, making them ideal potential subscribers for this new content."

Mr. Isaza Tuzman continued, "Striking exclusive channel partnerships with companies like CVM is a crucial component to our three-prong business strategy; focusing on content acquisition, creating a world-class subscriber experience, and the aggressive marketing of content to current and potential subscribers. To that end, we've had tremendous success in acquiring over 10 new channels since June 30th."

"The choice to partner with JumpTV was simple, as they have created the best possible solution for CVM to expand its viewership around the world. JumpTV gives us a reliable platform to disseminate our content to Jamaicans, Caribbean people, and lovers of Jamaican culture everywhere, so that they can enjoy programming from home," said Dr. David McBean, chief executive officer of CVM Television Ltd.

Priced at US$9.95 a month, upon commercial launch, JumpTV subscribers will be able to watch many of Jamaica's most popular programs, including: the daily morning show "CVM @ Sunrise," nightly news and sports programs "NewsWatch" and "SportsWatch," and the local entertainment show "On Stage."

CVM was not included in the list of recent channel partner agreements as found in JumpTV's prospectus for its initial public offering and listing on the Toronto Stock Exchange and London's Alternative Investment Market.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading subscription-based broadcaster of ethnic television over the Internet. With over 200 channels from 65+ countries, JumpTV delivers its subscribers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe. JumpTV has subscribers from over 80 countries who view channels on the JumpTV online network via high-speed Internet connections on their home computers, laptops, Internet-enabled televisions and mobile phones.

Forward looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contacts:
KCSA Worldwide
Lewis Goldberg
+1-212-896-1216
lgoldberg@kcsa.com

Todd Fromer
+1-212-896-1215
tfromer@kcsa.com

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities law; and may not be offered or sold within the United States unless an exemption from registration is available. See "Plan of Distribution".

This document is only being and may only be distributed and directed at (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom who are (a) a "Qualified investor" within the meaning of Section 86(7) of the United Kingdom Financial Services and Markets Act 2000 ("FSMA") and (b) within the categories of persons referred to in Article 19 (Investment professionals) or article 49 (High net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 of the United Kingdom (all such persons together being referred to as "relevant persons"). The securities being offered hereunder are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. Accordingly, this document has not been approved as a prospectus by the United Kingdom Financial Services Authority ("FSA") under Section 87A of FSMA and has not been filed with the FSA pursuant to the United Kingdom Prospectus Rules nor has it been approved by a person authorized under the FSMA.

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of documents incorporated herein by reference may be obtained on request without change from the secretary of the issuer at BCE Place, 161 Bay Street, Suite 3840, Toronto, Ontario, Canada, M5J 2S1, telephone: (416) 368-6464; fax: (416) 368-6414 and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this short form prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the secretary of the issuer at the above-mentioned address and telephone number and are also available electronically at www.sedar.com.*

SHORT FORM PROSPECTUS

New Issue

February 19, 2007

JUMPTV INC.

Cdn$117,391,311

13,043,479 Common Shares

This short form prospectus qualifies the distribution (the "Offering") of 13,043,479 common shares ("Common Shares") of JumpTV Inc. ("JumpTV" or the "Corporation") at a price of $9.00 per Common Share (the "Offering Price"). The Common Shares will be issued pursuant to an underwriting agreement (the "Underwriting Agreement") dated February 13, 2007 between the Corporation, Canaccord Capital Corporation, Morgan Stanley Canada Limited, Paradigm Capital Inc., Loewen, Ondaatje, McCutcheon Limited and GMP Securities L.P. (collectively, the "Underwriters"). Panmure Gordon (Broking) Limited has been engaged to provide JumpTV with UK and European capital markets advice, in addition to advice received by JumpTV from the Underwriters. The Offering Price has been determined by negotiation between the Corporation and the Underwriters. See "Plan of Distribution".

The Corporation's outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and admitted to trading on the AIM market operated by the London Stock Exchange plc ("AIM") under the symbol "JTV". On February 12, 2007, the last trading day before the public announcement of the Offering, the closing price of the Common Shares on the TSX was $9.70, and on AIM, £4.125. The TSX has conditionally approved the listing of the Common Shares on the TSX. The Corporation has applied for the Common Shares distributed under this short form prospectus to be admitted to trading on AIM. Listing and admission will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the admission requirements of AIM.

Price: $9.00 per Common Share

	Price to the Public	Underwriters' Fee[1]	Net Proceeds to the Corporation[2]
Per Common Share	$9.00	$0.54	$8.46
Total[3]	$117,391,311	$7,043,478.66	$110,347,832.34

Notes:

(1) The Corporation has agreed to pay to the Underwriters a cash commission of 6% of the gross proceeds of the Offering including any Common Shares sold pursuant to the exercise of the Over-Allotment Option (defined below) (the "Underwriters' Fee").

(2) After deducting the Underwriters' Fee, but before deducting expenses of the Offering estimated at $1,045,000 and which, together with the Underwriters' Fee, will be paid from the proceeds of the Offering.

(3) The Corporation has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part at the sole discretion of the Underwriters for a period of 30 days following the closing of the Offering, to purchase up to an additional 1,956,521 Common Shares at the Offering Price. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Corporation will be $135,000,000, $8,100,000 and $126,900,000, respectively. This short form prospectus also qualifies the Over-Allotment Option and the distribution of the Common Shares issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

An investment in the Common Shares is subject to certain risks. Investors should carefully review and evaluate the risks associated with an investment in Common Shares. See "Risk Factors".

(continued on next page)

(continued from cover)

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the qualification for distribution of the Common Shares on behalf of the Corporation by Wildeboer Dellelce LLP, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

The following table sets out the number of options and other compensation securities, if any, that have been issued or may be issued by the Corporation to the Underwriters:

Underwriters' Position	Maximum Size or Number of Securities Held	Exercise Period/ Acquisition Date	Exercise Price or Average Acquisition Price
Over-Allotment Option	1,956,521 Common Shares	Exercisable until noon (Toronto time) on the 30th day following the Closing Date	$9.00 per Common Share

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of this Offering is expected to occur on or about February 23, 2007 or such other date as may be agreed by the Corporation and the Underwriters.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

The Corporation has, as required by the rules of AIM, made arrangements for any Common Shares to be settled, if so desired, through CREST in the form of CREST Depositary Interests ("CDI"). CREST is an electronic settlement system operated by CREST Co. in London, England which facilitates transfer of title of securities in uncertified form. Securities of most non-United Kingdom companies cannot be held and transferred directly in the CREST system and therefore CDIs facilitate trading and settlement of securities of such companies in CREST. All Common Shares traded on AIM may be settled through CREST.

Investors should rely only on the information contained in or incorporated by reference in this short form prospectus. The Corporation has not authorized anyone to provide investors with different information. The Corporation is not offering the Common Shares in any jurisdiction in which the offer is not permitted. Investors should not assume that the information contained in this short form prospectus is accurate as of any date other than the date on the front of this short form prospectus or such other date as specified herein.

In this short form prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. All references to "dollars", "CDN$" or "$" are to Canadian dollars, all references to "U.S.$" are to United States dollars and all references to "£" are to United Kingdom pounds sterling.

JumpTV's registered office and principal place of business is BCE Place, 161 Bay Street, P.O. Box 214, Suite 3840, Toronto, Ontario, Canada, M5J 2S1, telephone number (416) 368-6464.

TABLE OF CONTENTS

	Page
FORWARD LOOKING STATEMENTS	1
DOCUMENTS INCORPORATED BY REFERENCE	2
GENERAL MATTERS	3
ELIGIBILITY FOR INVESTMENT	3
THIRD PARTY INFORMATION	3
THE CORPORATION	3
SUMMARY DESCRIPTION OF THE BUSINESS	5
RECENT DEVELOPMENTS	6
OTHER RECENT DEVELOPMENTS	10
CONSOLIDATED CAPITALIZATION	12
USE OF PROCEEDS	13
PLAN OF DISTRIBUTION	13
DESCRIPTION OF SHARE CAPITAL	15
MARKET FOR SECURITIES	16
DIVIDEND POLICY	16
AUDIT COMMITTEE INFORMATION	16
RISK FACTORS	18
INTERESTS OF EXPERTS	19
AUDITORS, REGISTRAR AND TRANSFER AGENT	19
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	19
AUDITORS' CONSENT	20
CERTIFICATE OF THE CORPORATION	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

FORWARD LOOKING STATEMENTS

This prospectus contains certain forward-looking statements. These statements relate to future events or future performance and reflect JumpTV's expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of JumpTV and its subsidiaries. In some cases, forward-looking statements can be identified by terminology such as "may", "would", "could", "will", "should", "expect", "expects", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "pursue", "continue", "seek" or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding JumpTV's objectives, plans and goals, including its future operating results, economic performance and subscriber recruitment efforts are or involve forward looking statements.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks referred to under "Risk Factors", which may cause actual events, performance or results to differ materially from any forward-looking statement. Although the forward-looking statements contained in this prospectus are based on what JumpTV considers to be reasonable assumptions based on information currently available to JumpTV, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and these assumptions may prove to be incorrect.

These forward-looking statements are made as of the date of this prospectus and JumpTV does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances. Prospective purchasers are cautioned not to place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of documents incorporated herein by reference may be obtained on request without charge from the secretary of the Corporation at BCE Place, 161 Bay Street, Suite 3840, Toronto, Ontario, Canada, M5J 2S1, telephone: (416) 368-6464; fax: (416) 368-6414, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this short form prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the secretary of the Corporation at the above-mentioned address and telephone number and are also available electronically at www.sedar.com. The following documents of the Corporation, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this short form prospectus:

(a) the disclosure under the following headings of the (final) long form prospectus of the Corporation dated August 1, 2006 (the "Prospectus"): "Third Party Information", "Definitions", "JumpTV", "The Market", "The Business", "Competition", "The Regulatory Environment", "Recent Developments", "Capitalization", "Directors And Officers", "Executive Compensation", "Options And Warrants To Purchase JumpTV's Securities", "Corporate And Share Capital Information", "Principal Shareholders", "Plan Of Distribution", "Risk Factors", "UK Settlement and Depository Interests" and "Interest Of Management And Others In Material Transactions";

(b) the audited consolidated balance sheets as at December 31, 2005 and March 31, 2005, and the consolidated statements of operations, shareholders' equity and cash flows for the nine-month period ended December 31, 2005 and for each of the years in the two-year period ended March 31, 2005 and the notes thereto and the auditors' report thereon (the "Annual Financial Statements") on pages F2 to F29 (inclusive) of the Prospectus, together with Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for such Annual Financial Statements on pages 45 to 62 (inclusive) of the Prospectus;

(c) the unaudited consolidated interim financial statements as at September 30, 2006 and for the three and nine months ended September 30, 2006 and September 30, 2005 and the unaudited notes thereto (the "Interim Financial Statements"), together with MD&A for the three and nine months ended September 30, 2006 and September 30, 2005;

(d) the press release of the Corporation dated February 12, 2007 entitled "JumpTV Announces Common Share Offering";

(e) the press release of the Corporation dated February 13, 2007 entitled "JumpTV Announces US$100 million Common Share Offering";

(f) the press release of the Corporation dated February 14, 2007 entitled "blinkx Partners With JumpTV to Make Entire Library of Ethnic Television Content Available on the blinkx Index"; and

(g) the material change report of the Corporation dated February 16, 2007 with respect to the Offering.

Any document of the type referred to in the preceding paragraphs (a) through (c), business acquisition reports, material change reports and press releases (excluding confidential material change reports) filed by the Corporation pursuant to the requirements of securities legislation after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this short form prospectus will be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The

making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this short form prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this short form prospectus.

GENERAL MATTERS

This short form prospectus and the documents incorporated by reference herein contain company names, product names, trade names, trademarks and service marks of the Corporation and other organizations, all of which are the property of their respective owners.

ELIGIBILITY FOR INVESTMENT

In the opinion of Wildeboer Dellelce LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, provided the Common Shares are listed on a prescribed stock exchange for the purposes of the *Income Tax Act* (Canada), which currently includes the TSX but not AIM, the Common Shares would, if issued on the date hereof, be qualified investments for the purposes of the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans within the meaning of the *Income Tax Act* (Canada).

THIRD PARTY INFORMATION

This short form prospectus and the documents incorporated by reference herein include market share information and industry data and forecasts, which the Corporation obtained from independent industry publications and surveys, surveys that the Corporation commissioned and the Corporation's internal surveys. Although the Corporation believe these sources to be reliable, the Corporation has not independently verified any of the data nor ascertained the underlying economic assumptions relied upon therein. Some data is also based on the Corporation's estimates, which are derived from the Corporation's review of internal surveys, as well as independent sources. The Corporation cannot and does not provide any assurance as to the accuracy or completeness of included information. Market forecasts, in particular, are likely to be inaccurate, especially over long periods of time.

THE CORPORATION

JumpTV is incorporated in Canada under the *Canada Business Corporations Act* (the "CBCA"). JumpTV's registered office and principal place of business is BCE Place, 161 Bay Street, P.O. Box 214, Suite 3840, Toronto, Ontario, Canada, M5J 2S1, telephone number (416) 368-6464. Its website may be accessed at www.jumptv.com. Information contained on the Corporation's website or any of its subsidiaries' or strategic partners' websites is not part of this prospectus and is not incorporated herein by reference and may not be relied upon by prospective purchasers for the purposes of determining whether to invest in the Common Shares offered under this prospectus.

JumpTV has the following subsidiaries, all of which are wholly owned (directly or indirectly):

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest and Voting Power	Registered Office	Field of Activity
JumpTV Limited ("JT Ltd.")	United Kingdom	100%	One London Wall, London, EC2Y 5EB	JumpTV conducts certain aspects of its international operations through JT Ltd.
JumpTV International FZ LLC ("JTVI")	United Arab Emirates	100%	Building No. 9, Suite 107, Dubai Media City, Dubai, United Arab Emirates	JumpTV conducts a significant portion of its international operations through JTVI
JumpTV USA Inc. ("JTUSA")	United States	100%	c/o Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware, 19801 USA	JumpTV intends to conduct certain aspects of its international operations through JTUSA
Sports International Group LLC ("Sportsya")	United States	100%(1)	701 Brickell Avenue, Suite 2550 Miami FL 33131	Sportsya is directly owned by JTVI, and is the holding company of Deportes Ya
Deportes Ya S.A. ("Deportes Ya")	Argentina	97%(2)	Av. Rivadavia 2358 3 piso, oficina 4 Ciudad de Buenos Aires	Sportsya conducts certain aspects of its operations through Deportes Ya

Notes:

(1) Indirectly held through JTVI.

(2) Indirectly held through Sportsya. The remaining 3% of voting securities are held by Kaleil Isaza Tuzman in accordance with Argentinean corporate law and in trust for Sportsya pursuant to a nominee agreement between Mr. Isaza Tuzman and Sportsya.

JumpTV has also acquired the Internet rebroadcasting rights to certain of its Colombian channels through a related entity, KIT Capital Ltda. (formerly, JumpTV Colombia Ltda.) ("JTV Colombia"), a Colombian corporation which JumpTV's President and COO and the then Vice-President of Sales, Latin America and the Caribbean incorporated upon request of the Corporation as a means to facilitate doing business locally on behalf of the Corporation. Such individuals have undertaken to transfer, at a time elected by JumpTV, the shares that they hold in JTV Colombia to JumpTV or such other person as it may direct. JTV Colombia by-laws prohibit it from doing any other business other than facilitating the business of the Corporation under a set of guidelines. There is a service agreement between JumpTV and JTV Colombia that sets out the rights and obligations of each party in respect of the rights under the channel partner agreement. The service agreement provides that all rights, benefits and income pertaining to JTV Colombia's operations and the applicable channel partner agreements are assigned to JumpTV, and that JumpTV in turn takes full responsibility for the costs and obligations associated with having a local presence in Colombia, and with the fulfillment of these channel partner agreements. The service agreement maintains that JTV will pay for all pre-approved costs associated with the operations of JTV Colombia and all amounts are paid at what would be considered to be fair market value. There are four Colombian channel partner agreements that have been executed by JTV Colombia.

SUMMARY DESCRIPTION OF THE BUSINESS

JumpTV operates at the intersection of two growth sectors of the media industry: (1) IPTV (Internet Protocol Television), and (2) ethnic media services.

JumpTV is the world's leading subscription-based broadcaster of ethnic television over the Internet as measured by number of channels. JumpTV considers ethnic television to be television that is directed at a specific diaspora community as determined by a shared nationality, language or culture, generally excluding communities for which English is the primary language.

The Corporation has entered into license agreements with television broadcasters (referred to as "channel partners") representing 270 channels from over 70 countries which give JumpTV rights, generally on an exclusive world-wide basis, to broadcast each channel partner's live linear television feed over the Internet in return for a share of the Corporation's revenue from subscriptions to, and advertising inserted by JumpTV on, its related channels. As of February 9, 2007, 216 channels were available for subscription through the Corporation's website. Additional channels are being commercially launched on the Corporation's website on an ongoing basis. JumpTV's objective is to significantly grow the number of channels offered by the Corporation in 2007.

JumpTV makes its channel partners' live linear feeds available, generally on a monthly subscription basis, through single-channel offerings ("à la carte" monthly pricing typically ranging from U.S.$5.95 to U.S.$9.95) and, increasingly, multi-channel packages ("bundled" monthly pricing typically ranging from U.S.$10.95 to U.S.$38.00). In addition, JumpTV is in the process of introducing longer term (multiple months) subscriptions for its subscribers, where à la carte prices are expected to range in price from U.S.$19.95 to U.S.$24.95 and bundled packages are expected to range in price from U.S.$24.94 to U.S.$64.95 for three-month subscriptions. The Corporation's subscribers currently pay in U.S. dollars, generally on a monthly basis in advance, principally using credit cards. In the future, the Corporation plans to offer its subscribers the ability to pay in multiple currencies.

As of February 10, 2007, JumpTV has approximately 27,963 subscribers (based on the number of credit cards used to make purchases) who have purchased approximately 31,891 channels and bundled subscriptions, having incurred only modest marketing expenditures to date.

JumpTV has subscribers in over 90 countries with approximately 48% of its subscribers residing in the United States, 21% residing in Western Europe and 11% residing in Canada. JumpTV plans to increase its marketing and distribution efforts in 2007, which will be focused principally on North America and Western Europe. The bulk of the Corporation's subscriber acquisition efforts to date have been targeted to Internet search engine marketing and optimization and the Corporation expects that focus to continue.

JumpTV believes the primary subscriber candidates for JumpTV channel offerings are ethnic expatriates and immigrants seeking to stay in touch with content from their countries of origin, including sports, news and general entertainment programming. Ethnic television channels available on cable and satellite platforms outside the home countries of such channels have proven to command premium pricing given the relative inaccessibility of such content through other distribution platforms.

Under the Corporation's channel partner agreements, JumpTV has licensed the rights to stream, predominantly on an exclusive world-wide basis and generally for a four-year term, the channel partners' live linear television feeds using Internet protocol ("IP"). Generally, the Corporation's channel partner agreements provide for the repurposing (i.e. using or converting for use into other formats) and variable pricing of the channel partners' content for viewing on a video on demand, personal video recording or pay-per-view basis.

To complement its marketing and distribution efforts, JumpTV has developed and continues to pursue its strategy of partnering with leading Internet service providers and major Internet portals as well as mobile telephony providers and certain niche re-distributors. JumpTV believes that the benefits of these partnerships for the Corporation are twofold: (i) they provide a wide marketing breadth through which large numbers of potential customers are exposed to JumpTV's products and services; and (ii) distribution efficiencies whereby the partner delivers JumpTV's content to the partner's existing user base utilizing their existing "last mile" delivery networks, thus reducing the need for JumpTV to incur certain delivery costs.

It is JumpTV's policy to be globally intellectual property rights compliant. The Corporation's channel partners are contractually required to advise the Corporation when content for which they do not hold the international distribution rights is scheduled to be aired by them to enable JumpTV to substitute compliant content in its place. JumpTV relies significantly on its channel partners to ensure that the content broadcast by the Corporation does not infringe on the intellectual property rights of others.

To complement the Corporation's core product offering, JumpTV is pursuing a content acquisition strategy, which, if successful, will permit JumpTV to offer its subscribers radio streams, as well as sports, music, movies, animation and other television programming relevant to their particular language, country and culture acquired directly from the producers of this programming. See "Recent Developments" for further details in respect to JumpTV's sports content acquisition strategy.

In addition to subscription revenue, over time, the Corporation expects to generate revenue from targeted advertising inserted in and surrounding the Corporation's IP-based broadcasts. JumpTV believes that it is well positioned to capitalize on this advertising opportunity given the ability to identify, through Internet Protocol, detailed individual viewership patterns, demographic profiles and geographic locations. JumpTV is continually assessing the merits of increased focus on an advertising supported revenue model under which channels would be made available free to viewers on a selective regional basis.

JumpTV has developed an IP-based delivery infrastructure to stream the live linear feeds of the Corporation's channel partners to subscribers around the world (the "JumpTV Delivery Infrastructure"). The JumpTV Delivery Infrastructure combines both proprietary and third party elements that JumpTV believes is optimal for the broadcasting of IP-based television signals to a global audience. The JumpTV Delivery Infrastructure consists of a network of primarily outsourced satellite downlink facilities and owned and outsourced distribution servers across North America, Europe, the Middle East, Latin America, Asia and Africa. The Corporation anticipates continuing to invest significantly in the Corporation's delivery infrastructure as the Corporation continues to grow.

In addition to its core business and related organic growth, management of the Corporation ("Management") intends to pursue a focused and disciplined acquisition strategy focused on acquiring businesses that are complementary to the Corporation's current operations and its strategic direction. Management has been successful to date in identifying several acquisition opportunities and believes it is well positioned to identify and complete future acquisitions. There can be no guarantees, however, that the Corporation will be successful in acquiring any such businesses or that any such acquisitions will add value to the Corporation and its shareholders over time. See "Risk Factors — Risks Relating to the Business Environment — Acquisition Strategy".

JumpTV has offices located in Toronto, Dubai, London, New York and Bogotá, and representative offices in Bangkok, Amman, Singapore, Kampala and São Paolo.

RECENT DEVELOPMENTS

blinkx

On February 14, 2007, JumpTV announced its wholly owned subsidiary JTVI had entered into a content demonstration agreement with KUBJ Limited ("blinkx"), a leading video search engine, to make JumpTV's television content indexed and searchable at www.foxfind.com and www.blinkx.com. Fed by automatic spiders that crawl the Internet for audio/video content, blinkx uses visual analysis and speech recognition to better understand rich media content delivering results that blinkx believes are more accurate and reliable than standard metadata-based keyword searches. JumpTV expects this partnership to further optimize the ability for interested consumers to find JumpTV's television content.

Arpu+ — Egyptian Football League

On January 30, 2007, the Corporation announced its partnership, through its wholly owned subsidiary JTVI, with Arpu+ to broadcast live and archived Egyptian Football Association-sanctioned games worldwide, with the exception of Italy and certain Middle Eastern, North African and Asian countries, on www.jumptv.com. The 5-year partnership enables subscribers to initially access more than 90 seasonal matches from the Egyptian

Football League, the Egyptian Football Cup and the Egyptian National Football Team, held under the umbrella of the Egyptian Football Association through the JumpTV platform, via the Company's video-on-demand, subscription-video-on-demand and pay-per-view services.

LINKdotNET

On January 12, 2007, the Corporation, through its wholly owned subsidiary JTVI entered into a strategic partnership agreement with LINKdotNET, an Egyptian Internet and broadband services provider, to market all of the Corporation's channels on a subscription basis across each of LINKdotNET's ten web portals in the Middle East and North Africa region ("MENA"), including MSN Arabia. The agreement provides that LINKdotNET's users in MENA will have access to all of JumpTV's channels, with a focus on its 45 Arab-focused channels. LINKdotNET is a subsidiary of Orascom Telecom Holding Company, a large integrated telecommunications services provider targeting Middle East markets. The Corporation expects this venture to launch by the second quarter of 2007.

Sportsya

On January 5, 2007, the Corporation completed the acquisition, through its wholly owned subsidiary JTVI, of all of the outstanding shares of Sports International Group LLC ("Sportsya"). www.sportsya.com is a sports content website targeting the Hispanic market residing in the United States and Latin America, which generates nearly 200,000 monthly unique visitors and 5 million monthly page views. Sportsya currently employs a staff of writers and editors of approximately 18 people based mostly in Argentina. JumpTV intends to maintain the www.sportsya.com website and use the Sportsya brand as a marketing vehicle to drive traffic and subscribers to JumpTV's Latin American television properties, while the Hispanic-oriented sections of www.JumpTV.com will drive traffic to Internet-broadcast Latin American sports matches to be offered through Sportsya on a pay-per-view, video on demand and subscription video on demand (SVOD) basis. The purchase price of U.S.$1.1 million for all of the shares of Sportsya was satisfied in full by the issuance of 177,995 Common Shares. The number of Common Shares issued in full satisfaction of the purchase price was based on the volume weighted average price of Common Shares on the TSX of $7.20 for the 5-day period ended January 2, 2007. In connection with the acquisition, JumpTV also issued 330,000 Common Shares to a principal of Sportsya pursuant to a consulting agreement entered into between such principal and JTVI, which shares are held in escrow pursuant to the terms of an escrow agreement, to be released periodically over the 48 month period following the closing of the acquisition. In addition, 13,350 Common Shares were issued as a finder's fee to an arm's length third party in connection with the acquisition. These shares have been listed on the TSX and have been admitted to trading on AIM.

SPORTFIVE — UEFA's Euro2008

On December 18, 2006, the Corporation announced that its subsidiary JTVI had entered into an agreement with SPORTFIVE GmbH & Co. KG ("Sportfive") a leading European sports rights marketing agency, whereby the Corporation will provide direct access to certain of Sportfive's sporting properties on the Corporation's website at www.jumptv.com as well as on the Corporation's dedicated Hispanic sports portal, www.sportsya.com. The agreement grants the Corporation the rights to market and broadcast Internet broadcasts for almost 200 qualifying matches for UEFA's Euro2008 soccer tournament. For approximately half of these matches, the Corporation will be the exclusive marketing and Internet broadcast partner. Subscribers will be able to buy each game live on a pay-per-view basis. It is expected that the Euro2008 qualifier matches will begin streaming through the Corporation's and SportsYa portals in March, 2007.

The Sports Channel — Israeli Football League

On November 28, 2006 the Corporation announced the agreement with The Sports Channel Ltd. ("Sports Channel") to broadcast exclusively (other than Israel, Gaza and the West Bank) live and archived Israeli Football League games worldwide through both the JumpTV web site and Sports Channel's web site. As part of this multi-year agreement, which is subject to the generation of minimum subscription levels in order to maintain exclusivity, subscribers will be able to use the Corporation's platform at www.jumptv.com as well as through a co-branded page on Sports Channel's website to access the league's games. All games are offered on a

live and archived basis. Subscribers can choose to purchase a single game or opt for a monthly subscription providing access to all six games per week plus a weekly magazine television show with game highlights and commentary.

Egyptian Media Production City

On November 16, 2006 the Corporation's wholly owned subsidiary JTVI entered into a content distribution license agreement with Egyptian Media Production City Co. ("EMPC") pursuant to which EMPC has agreed to license certain of its video programming (including features, popular TV, commercials, documentaries, docu-dramas and current affairs) for a four year period (subject to earlier termination) for streaming to JumpTV's subscribers around the world, excluding only the 22 Arab league countries. EMPC owns the rights to some of the most highly rated Egyptian drama productions from the past 5 years featuring Egypt's most popular actors. The content will be available as a stand alone video on demand basis where subscribers can pay to watch a movie, a single episode or an entire series. It will also be offered on a monthly subscription plan, where each subscriber may pay a monthly flat rate and enjoy unlimited access to the entire library. The Corporation expects to launch this service during the first week of March, 2007.

Jump 3.0

On November 2, 2006, the Corporation launched its new website, Jump 3.0. The Corporation believes the new website provides an enhanced service to its subscribers by offering new ways to discover, consume and share live television from around the world over the Internet. The enhanced viewing experience includes the functionality necessary to provide access to previously unavailable programming through video-on-demand and pay-per-view options, including live sporting events, children's programming, concerts, movies and other television content.

Comcast

On October 16, 2006, the Corporation announced the launch of a six-month pilot program with Comcast Corporation to market and promote the Corporation's international television channels to Comcast's high-speed Internet subscribers on www.comcast.net. The Corporation's international television channels have been available to Comcast's 10 million high-speed Internet subscribers since December, 2006. Each registrant to the pilot program is granted access to all of JumpTV's channels free of charge for a period of two weeks at the end of which each registrant is prompted to subscribe to JumpTV. On www.comcast.net, JumpTV joins a distinctive array of news, finance, sports, lifestyle and entertainment content, in addition to a deep library of streaming video clips through the media player, the Fan™.

Maktoob.com

On October 3, 2006, JTVI signed an agreement with Maktoob.com Inc., one of the leading Arabic-language Internet portals with over 4.5 million registered users, to carry all of the Corporation's channels on a subscription basis with a promotional focus on the Corporation's 40 current Arabic-language channels. Maktoob.com offers Arabic/English email service, search capabilities, blogs, chat rooms and several other Internet services and products. This service is expected to launch on Maktoob.com in March, 2007.

Quepasa

On September 6, 2006, the Corporation announced its wholly owned subsidiary JTVI signed a multi-year agreement with Quepasa Corporation, offering opportunities for interactivity and interconnectivity within the U.S. bilingual Hispanic online marketplace. Pursuant to the terms of the agreement, www.quepasa.com users are able to subscribe to and view the Corporation's Hispanic-focused channels. Under the terms of the agreement Quepasa is responsible for sales and marketing, as well as transaction processing and last-mile bandwidth. The offering is co-branded by Quepasa and JumpTV. There are over 40 million U.S. Hispanics; the Latino market continues to represent JumpTV's largest target audience.

Channel Partners

JumpTV has signed agreements with broadcasters representing 270 channels, the addition of 72 of which occurred since the Corporation's initial public offering in August, 2006. The complete list of JumpTV's channel partners is set forth in the table below:

JumpTV's 270 Channel Partners as of February 12, 2007*

EUROPE (46)	
ALSAT	Albania
ATV	Bosnia & Herz.
Delta TV	Cyprus
SAT 7	Cyprus
GTV	Georgia
Channel 10	Greece
Cosmos TV	Greece
Kydon TV	Greece
Magic TV	Greece
Sigma TV	Greece
Cool TV	Hungary
RTL Klub	Hungary
ALSAT M	Macedonia
Orbis TV	Macedonia
MTV	Macedonia
BOIN	Montenegro
MBC	Montenegro
NTV Montena	Montenegro
RTCG	Montenegro
TV Jesenjin	Montenegro
TV Teuta	Montenegro
RTP Internacional	Portugal
BITV	Romania
Money Channel	Romania
Prima TV	Romania
ProTV International	Romania
Realitatea TV	Romania
NTV Mir	Russia
RTR Planeta	Russia
ART Televizija	Serbia
Canal Vasco	Spain
EiTB	Spain
RTVV	Spain
TVE Internacional	Spain
AS TV	Turkey
BJK TV	Turkey
DreamTurk	Turkey
Euro D	Turkey
Euro Star	Turkey
Mehtap TV	Turkey
Samanyoli	Turkey
TRT Int	Turkey
TRT4	Turkey
5 TV	Ukraine
Inter+	Ukraine
Studio 1+1 Int'l	Ukraine

MIDDLE EAST & NORTH AFRICA (47)	
Al Qamar	Arabian Gulf
Bahrain Sports	Arabian Gulf
Bahrain TV	Arabian Gulf
ETV	Arabian Gulf
Shababiyah	Arabian Gulf
Mehwar Channel	Egypt
IPN	Iran
Iranian Cinema Channel	Iran
Melli TV	Iran
MTC2 Fashion	Iran
Tamasha TV	Iran
Al Baghdadia	Iraq
Al Diyar	Iraq
Al Fayhaa	Iraq
Alsumaria TV	Iraq
Ashur TV	Iraq
Baghdad Satellite TV	Iraq
Beladi Satellite TV	Iraq
ATV	Jordan
Al Mishkat	Kuwait
Al Rai TV	Kuwait
M Live	Lebanon
2M	Morocco
PBC-TV	Palestine
Al Arabiya	Pan Arab
Aljazeera English	Pan Arab
Escape Music	Pan Arab
MBC1	Pan Arab
Sudan TV	Sudan
Sham TV	Syria
Hannibal TV	Tunisia
Ajman TV	UAE
Deera TV	UAE
Sama Dubai	UAE
ABC	Pan Arab
Al Fajr	Pan Arab
Alalam Channel	Pan Arab
Aljazeera	Pan Arab
anb	Pan Arab
ATC	Pan Arab
ATTV	Pan Arab
Dubai Sports	Pan Arab
Dubai TV	Pan Arab
Future TV	Pan Arab
Heya TV	Pan Arab
Osool TV	Pan Arab
SmartsWay	Pan Arab

LATIN AMERICA & THE CARIBBEAN (91)(1)	
Canal 9	Argentina
Solo Tango	Argentina
Telefe Internacional	Argentina
ATB	Bolivia
Bolivisión	Bolivia
COTAS	Bolivia
PAT	Bolivia
Red Uno	Bolivia
Amazon Sat	Brazil
Band News	Brazil
Band Sports	Brazil
Canal 13	Brazil
Canal 21	Brazil
Rede Gospel	Brazil
Canal 21 Multiglobal	Chile
Canal 5	Chile
ITV	Chile
Mega	Chile
TV Chile	Chile
TVO	Chile
VLP	Chile
Cablenoticias	Colombia
Canal 13	Colombia
Canal Capital	Colombia
Caracol Int'l	Colombia
El Kanal	Colombia
Paisa Deportes	Colombia
Paisa Visión	Colombia
Ritmo TV	Colombia
Teleamiga	Colombia
Teleantioquia	Colombia
Telecafé	Colombia
Telecaribe	Colombia
Telemedillin	Colombia
Telepacifico	Colombia
Telepasto	Colombia
Televida	Colombia
Antena Latina Int'l	Dominican Rep.
Carivisión Int'l	Dominican Rep.
CDN	Dominican Rep.
CTN	Dominican Rep.
Digital 15	Dominican Rep.
Sport Visión 35	Dominican Rep.
Telefuturo Canal 23	Dominican Rep.
Telemicro Canal 5	Dominican Rep.
Teleuniverso	Dominican Rep.
Vega TV	Dominican Rep.
Asomavisión	Ecuador
Telesucesos	Ecuador
TV Satelital	Ecuador
Megavisión	El Salvador
TVS Deportes	Guatemala
Vea Canal	Guatemala
CNS	Guyana
NCN TV	Guyana
NTN	Guyana
VCT Network	Guyana
54 TV	Honduras
Telered	Honduras
Canal 22	Mexico
CBTV	Mexico
D99	Mexico
Multimedios TV	Mexico
Teleritmo	Mexico
Televisora del Pac.	Mexico
100% Noticias	Nicaragua
ESTV Canal 11	Nicaragua
Telenica Canal 8	Nicaragua
El Gourmet	Pan Latin America
ENYE TV	Pan Latin America
Mundo Hispano TV	Pan Latin America
Canal Red Guaraní	Paraguay
El Trece	Paraguay
América TV	Peru
Frecuencia Latina	Peru
Panamericana	Peru
PeruTV	Peru
CDM Internacional	Puerto Rico
VTV	Uruguay
Atel	Venezuela
Canal TRO	Venezuela
CMT	Venezuela
Global TV	Venezuela
Meridiano TV	Venezuela
Promar TV	Venezuela
TRT	Venezuela
TVO	Venezuela
TVS	Venezuela
Canal Int'l del Humor	Pan Latin America
RumbaTV	Pan Latin America
SalsaTV	Pan Latin America

ASIA (59)	
Boishakhi TV	Bangladesh
BanglaVision	Bangladesh
Channel i	Bangladesh
Channel S	Bangladesh
NTV	Bangladesh
RTV	Bangladesh
Hwazan TV	China
TVBS-E	China
TVB Xing He	China
Amrita TV	India
ASC Flix	India
Balle Balle	India
BL TV	India
Bollywood TV	India
India TV News	India
Jaya TV	India
Kairali TV	India
Masti TV	India
People TV	India
Punjab Today	India
Qawwali TV	India
SITV	India
Sahara Filmy	India
Sahara One	India
Sahara Samay	India
SET Asia	India
Tara Muzik	India
Tara Newz	India
MetroTVNews	Indonesia
TVRI	Indonesia
Korean Channel	Korea
Avenues Television	Nepal
Nepal 1	Nepal
Aaj TV	Pakistan
APNA TV	Pakistan
HumTV	Pakistan
Kashish	Pakistan
Kook TV	Pakistan
KTN	Pakistan
KTN News	Pakistan
Roshni TV	Pakistan
Rung TV	Pakistan
Strum TV	Pakistan
TV One	Pakistan
Zam TV	Pakistan
Divine Mercy	Philippines
Living Asia	Philippines
Mabuhay Channel	Philippines
Net 25 Channel	Philippines
Derana TV	Sri Lanka
EDN Channel	Thailand
MVTV1	Thailand
MVTV2	Thailand
MVTV3	Thailand
Panorama 07	Thailand
Popper	Thailand
Rak Thai TV	Thailand
Thai Cable Channel	Thailand
TV3	Thailand

AFRICA & THE CARIBBEAN (27)(2)	
Channel 8	Barbados
ORTB	Benin
Ethiopian TV	Ethiopia
Canal 11	Haiti
TNH	Haiti
CVM	Jamaica
Hype TV	Jamaica
TVJ	Jamaica
Family TV	Kenya
KBC Channel 1	Kenya
TV Plus	Madagascar
RTP Africa	Mozambique
Channels TV	Nigeria
DITV	Nigeria
Galaxy TV	Nigeria
GTV	Nigeria
Lagos TV	Nigeria
MITV	Nigeria
Silverbird TV	Nigeria
TVR	Rwanda
SLBC	Sierra Leone
Channel 10	Tanzania
Star TV	Tanzania
Channel 3	Trinidad
Gayelle Channel	Trinidad & Tobago
UBC	Uganda
WBS	Uganda

* JumpTV has in excess of 20 additional channels under contract which are not listed here due to relatively small size and potential reach of the broadcasters in question.

(1) Spanish speaking Caribbean only

(2) English and Francophone Caribbean only

OTHER RECENT DEVELOPMENTS

Summary Financial Data

The Corporation has a limited historical operating track record and is constantly assessing business model improvements and additional sources of revenue.

Based on its current financial estimates, JumpTV expects to report the following preliminary unaudited figures for the three months ended December 31, 2006: revenue is estimated to have been approximately U.S.$749,000 versus U.S.$535,000 for the three months ended September 30, 2006 representing approximately a 40% increase; loss for the quarter is estimated to be approximately U.S.$8.5 million as compared to U.S$6.5 million for the quarter ended September 30, 2006. The fourth quarter loss includes non-cash items of approximately U.S.$1.7 million (stock-based compensation, amortization and foreign exchange loss) as compared to U.S.$1.4 million for the three months ended September 30, 2006.

Management compiled these revenue and loss estimates in accordance with its accounting policies disclosed on pages F8-F12 in the Prospectus, which are incorporated by reference into this short form prospectus, and using methods and procedures which are consistent with the methods and procedures used to calculate revenues and losses in prior periods. No material factors or assumptions have been used in preparing these figures which differ from the methods and proceeds used by Management in prior periods. However, these are preliminary unaudited figures that are subject to change based on completion of the financial statements for the year ended December 31, 2006 and completion of the year-end audit.

The preparation of consolidated financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates are disclosed under "Critical Accounting Policies and Estimates" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 56-57 in the Prospectus, which are incorporated by reference into this short form prospectus.

In addition, Management believes the following policies also involve significant estimates:

1. Stock-based compensation and other stock-based payments — judgments and estimates are involved in determining the key assumptions used in the Black-Scholes pricing model to determine the fair value of stock based awards; and

2. Business Combinations — judgments and estimates are involved in allocating the purchase price of an acquired company between tangible and intangible assets and determining the estimated useful life of intangibles for purposes of calculating amortization.

Key Performance Indicators

Please note that all figures in this section are unaudited and based on unaudited financial information, including preliminary unaudited financial information for the three months ended and as at December 31, 2006. Accordingly, these figures, to the extent re-calculated based on final financial information for the three months ended and as at December 31, 2006, are subject to change and such changes may be material. However, Management believes that theses figures are indicative of the respective performance indicators to which each such figure relates.

The following are the key performance indicators (the "Key Performance Indicators") the Corporation currently uses in managing its business: subscriber numbers, number of channels, subscriber acquisition costs (SAC), churn, ARPU and average subscribers per channel.

ARPU, Churn and Subscriber Acquisition Costs

JumpTV is not aware of any uniform standards for calculating ARPU, Churn and Subscriber Acquisition Costs and therefore its presentations of ARPU, Churn and Subscription Acquisition Costs may not be calculated consistently with other companies in the same or similar businesses. **ARPU, Churn and Subscriber Acquisition**

Costs are measures of operational performance and not measures of financial performance under generally accepted accounting principles.

JumpTV calculates average revenue per subscriber, or "ARPU", by dividing total subscriber-related revenues for a period by JumpTV's average subscribers for that period. Average JumpTV subscribers for a period is calculated by adding the average JumpTV subscribers for each month and dividing by the number of months in the period. Average JumpTV subscribers for each month is calculated by adding the beginning and ending JumpTV subscribers for the month and dividing by two.

JumpTV calculates percentage monthly subscriber turnover, or "Churn", by dividing the number of JumpTV subscribers whose service expires during each month by total JumpTV subscribers as of the beginning of the month in question.

JumpTV calculates Subscriber Acquisition Costs by dividing total subscriber acquisition costs incurred by JumpTV for a period by the number of gross new subscribers that JumpTV acquired during that period.

Key Performance Indicators — Recent Information (unaudited)

The Corporation has experienced an increase in subscribers and subscriptions from 22,019 and 23,885, respectively, as at September 30, 2006 to approximately 27,963 and 31,891, respectively, as of February 9, 2007. During the three months ended December 31, 2006, JumpTV's ARPU increased to approximately U.S.$11.04 from approximately U.S.$9.43 for the three months ended September 30, 2006, which the Corporation attributes to more of its subscribers purchasing channel packages than single channel offerings.

Churn for the three-month period ended December 31, 2006 increased to approximately 26.9% from approximately 22.8% for the three-month period ended September 30, 2006. The Corporation attributes the increase in its churn rate to its promotion that offered subscriptions to a single channel for an initial price of U.S.$0.99 that resulted in (a) most individuals who signed up for this promotion subscribing to take advantage of the initial promotion price and then cancelling their subscription once the initial promotion price expired, and (b) some individuals who signed up for this promotion rotating in and out of the promotion in order to maintain constant valid account status.

Churn was also affected by subscribers upgrading from individual channels to channel packages during the period. JumpTV has accelerated the introduction in recent months of multi-channel packages and many subscribers have cancelled their single channel subscription in favour of the multi-channel offering resulting in a churn of that subscriber. In future periods, the Corporation expects to account for these upgrades such that churn will be more accurately reflected. In the month of January 2007, approximately 24.5% of JumpTV's new subscriptions were to channel packages.

While experimenting to a small degree with certain subscription alternatives in the fourth quarter, the Corporation implemented a variety of subscription alternatives across its product offering starting in January that allow subscribers to subscribe for multiple months which it expects will reduce its churn rate going forward. There can be no guarantee that such reduction will occur. For the month of January 2007, of the 7,954 gross subscriptions added, approximately 28.5% were related to 3-month subscriptions.

Churn for the month of January 2007 was approximately 16.6%.

Subscriber Acquisition Costs increased in the three months ended December 31, 2006 to approximately U.S.$39.21 from U.S.$21.80 for the three month period ended September 30, 2006 as the Corporation increased its marketing expenditures principally in respect of search engine marketing and search engine optimization. The Corporation expects that its search engine marketing and optimization will continue to be the focus of its marketing efforts in the immediate future.

In the future, the Corporation may introduce additional Key Performance Indicators to track potential advertising-supported elements of its business.

Office of President & COO

On January 5, 2007, the Corporation announced that its board of directors had appointed Kaleil Isaza Tuzman as president and chief operating officer of JumpTV and that he would continue to serve as president and chief executive officer of JTVI. Alex Blum, who had previously held the position of president and had assumed the position of chief operating officer upon the resignation of Willem Galle who now serves as VP of Network Operations and Special Projects, now serves on JumpTV's Advisory Board and has assumed his new role as chief executive officer of a social networking and user generated content application service provider based in New York City, an occasional technology provider to JumpTV.

Employees and Contractors

As of February 1, 2007, JumpTV had 136 full time employees and contractors. A breakdown by department is as follows:

Department	Numbers
CEO Office	4
Content Acquisition	27
Distribution and Sales	8
Finance & Administration	12
Mergers & Acquisitions	2
Office of the President & COO	3
Network Operations and Customer Satisfaction	32
Product Development	14
Programming & Marketing	13
Project Management	3
Sportsya	18
Total	**136**

Audit Committee

On February 16, 2007, Mark Amin resigned from the Audit Committee. Mr. Amin continues to serve on the Board of Directors. James McNamara has been appointed by the Board of Directors to fill the resulting vacancy on the Audit Committee. See "Audit Committee Information".

CONSOLIDATED CAPITALIZATION

Since September 30, 2006, the board of directors of the Corporation has resolved to grant an aggregate of 472,500 options to certain officers, consultants and employees. All of these options are exercisable in accordance with the Corporation's stock option plan. During this period, 66,031 options and 100,000 warrants have been exercised to acquire Common Shares. A total of 172,780 Common Shares have been issued on vesting of restricted shares and the restricted share plan of the Corporation. 75,000 restricted shares have been returned for cancellation to the Corporation. As of the date hereof, there are a total of 570,793 unvested restricted shares outstanding. 79,170 stock appreciation rights ("SARs") exercisable at U.S.$4.00, 79,170 SARs exercisable at U.S.$6.00 and 231,250 options at U.S.$2.50 have been returned for cancellation to the Corporation. 100,000 warrants to purchase Common Shares at a price of U.S.$6.23 per share until November 30, 2011 have been issued. In addition, 521,345 Common Shares were issued in connection with the Sportsya acquisition on January 5, 2007. See "Recent Developments".

Upon completion of the Offering, there will be an aggregate of 48,447,168 Common Shares outstanding or 50,403,689 Common Shares if the Over-Allotment Option is exercised in full (55,253,104 fully diluted, or 57,209,625 fully diluted if the Over-Allotment Option is exercised in full).

USE OF PROCEEDS

JumpTV expects to receive Cdn$109,302,832.34 in net proceeds from the Offering, after deducting fees payable by JumpTV to the Underwriters and the estimated expenses of the Offering payable by JumpTV. If the Over-Allotment Option granted by JumpTV is exercised in full, then JumpTV expects to receive an aggregate of Cdn$125,855,000 in net proceeds, after deducting fees payable by JumpTV to the Underwriters and the estimated expenses of the Offering payable by JumpTV. The total estimated expenses of the offering of Cdn$1,045,000 include expenses and fees for which JumpTV is obliged to reimburse and pay to the Underwriters, taking into account the exercise of the Over-Allotment Option, if any.

JumpTV expects to use the net proceeds it receives from the Offering as follows:

- approximately Cdn$3,000,000 to fund the continued roll-out of the JumpTV Delivery Infrastructure, including capital expenditures relating to servers, encoders and receivers;
- approximately Cdn$13,000,000 to fund further investment in product development and technology;
- approximately Cdn$10,000,000 to fund JumpTV's subscriber acquisition strategy; and
- the balance to fund general corporate expenditures and working capital requirements of JumpTV's business including possible acquisitions.

In keeping with its overall strategy, the Corporation is currently evaluating various potential acquisition opportunities, some of which would, if consummated, have a material impact on the Corporation. Although no agreements or understandings have been reached and no commitments made with respect to any transaction, there have been significant discussions in certain cases. While JumpTV intends to continue discussions relating to one or more of these potential acquisition opportunities following the completion of the Offering, it is not possible to predict whether any of these discussions may lead to the announcement of a transaction, or the timeframe within which this might occur. However, JumpTV cannot preclude the possibility that agreement on one or more acquisition transactions will be reached in the weeks or months following the closing of this Offering. In such circumstances, as noted above, all or a portion of the net proceeds of the Offering may be allocated to effect such acquisitions. See "Risk Factors — Risks Relating to the Business Environment — Acquisition Strategy".

While JumpTV currently anticipates that it will use the net proceeds of the Offering received by it as set forth above, JumpTV may re-allocate the net proceeds from time to time having consideration to its strategy relative to the market and other conditions in effect at the time. Pending use of its net proceeds, such net proceeds will be invested in cash and interest-bearing, short-term investment-grade securities.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell on February 23, 2007 or such later date as may be agreed by the Corporation and the Underwriters (the "Closing Date"), 13,043,479 Common Shares at the Offering Price, against delivery of certificates representing the Common Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Corporation has agreed to pay the Underwriters a fee of $0.54 ($8,100,000 in the aggregate assuming the exercise in full of the Over-Allotment Option) per Common Share for their services in connection with the distribution of the Common Shares offered by this short form prospectus, including any Common Shares sold pursuant to the exercise of the Over-Allotment Option. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

The Corporation has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part at the sole discretion of the Underwriters for a period of 30 days following the Closing Date, to purchase up to an additional 15% of the Common Shares offered hereunder, being 1,956,521 Common Shares, at the Offering Price to cover over-allotments and for market stabilization purposes. This short form prospectus also qualifies the Over-Allotment Option and the distribution of any Common Shares issuable on exercise of the Over-Allotment Option.

Pursuant to the policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of certain prescribed stock exchanges relating to market stabilization and passive market making activities and a bid or purchase made for, or on behalf of, a customer where the order was not solicited during the period of distribution. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares if any of the Common Shares are purchased under the Underwriting Agreement.

Panmure Gordon (Broking) Limited has been engaged to provide JumpTV with UK and European capital markets advice, in addition to advice received by JumpTV from the Underwriters.

The Corporation has agreed that it will not, during the period commencing on the date of the Underwriting Agreement and ending on the day which is 45 days following the Closing Date, directly or indirectly, offer, sell or issue Common Shares or securities convertible into or exercisable or exchangeable for Common Shares (other than pursuant to (i) the exercise of options and warrants and the vesting of restricted shares, which as of the date of the Underwriting Agreement, are existing obligations of the Corporation and are disclosed in this short form prospectus or (ii) acquisitions entered into by the Corporation with persons at arm's length (within the meaning of the *Income Tax Act* (Canada)) to the Corporation in respect of which each of Canaccord Capital Corporation and Morgan Stanley Canada Limited has provided its prior written consent, such consent not to be unreasonably withheld) or agree to or announce any such offer, sale or issuance, at a price per security less than the price of the Common Shares sold pursuant to the Offering.

The Corporation has agreed under the Underwriting Agreement to indemnify the Underwriters and their affiliates and the respective directors, officers, employees, partners and agents thereof against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

The Corporation has applied to list the Common Shares distributed under this short form prospectus on the TSX and for their admittance to trading on AIM. Such listing and admittance to trading will be subject to the Corporation fulfilling the requirements of the TSX and AIM, respectively.

With respect to the United Kingdom (the "U.K.") this document is only being and may only be distributed to and directed at (i) persons outside the U.K. or (ii) persons in the U.K. who are (a) a "Qualified investor" within the meaning of Section 86(7) of the Financial Services and Markets Act 2000 of the U.K. as amended from time to time ("FSMA") and (b) within the categories of persons referred to in Article 19 (Investment professionals) or Article 49 (High net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 of the U.K. ("Financial Promotion Order") (all such persons together being referred to as "relevant persons"). The Common Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Common Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. Accordingly this document has not been approved as a prospectus by the U.K. Financial Services Authority ("FSA") under Section 87A of FSMA and has not been filed with the FSA pursuant to the United Kingdom Prospectus Rules nor has it been approved by a person authorized under FSMA.

Each Underwriter has represented and agreed that: (i) it has not offered or sold and will not offer or sell any Common Shares or communicated any invitation or inducement in that regard to persons in the U.K. in contravention of section 21(1) FSMA or the Financial Promotion Order or in circumstances which would require the production of an approved prospectus pursuant to section 85(1) FSMA; and (ii) it has complied and

will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Common Shares in, from or otherwise involving the U.K.

The Common Shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws and, subject to certain exceptions, may not be offered or sold in the United States except pursuant to an applicable exemption from, or in transactions not subject to the registration requirements of the U.S. Securities Act. The Underwriters have agreed that they will not offer or sell the Common Shares within the United States except to certain persons that are reasonably believed to be Qualified Institutional Buyers (as defined in Rule 144A under the U.S. Securities Act). In addition, until 40 days after the commencement of this Offering, an offer or sale of Common Shares within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such an offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of JumpTV consists of an unlimited number of Common Shares, an unlimited number of Class 1 preference shares, issuable in series, and an unlimited number of Class 2 preference shares, issuable in series. All shares in the capital of JumpTV are without par value.

The holders of the Corporation's Common Shares are entitled to one vote in respect of each share held at all meetings of shareholders. The holders of the Corporation's Common Shares are entitled to receive dividends if, as and when declared by the Corporation's board of directors. In the event of the liquidation, dissolution or winding-up of the Corporation, after payment of all outstanding debts and liabilities, the holders of the Corporation's Common Shares are entitled to participate in any distribution of the Corporation's net assets. The holders of the Corporation's Common Shares have no pre-emptive, redemption, purchase or conversion rights.

The Class 1 preference shares and the Class 2 preference shares may at any time or from time to time be approved for issuance and be issued by the Board in one or more series. Prior to the issue of the shares of any such series, the board shall, subject to the limitations set out below, fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to, the shares of such series.

The Class 1 preference shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of JumpTV, whether voluntary or involuntary, or any other distribution of the assets of JumpTV among the shareholders for the purpose of winding-up its affairs, rank on a parity with the Class 1 preference shares of every other series and be entitled to a preference over the Common Shares and the Class 2 preference shares and the shares of any other class ranking junior to the Class 1 preference shares.

The Class 2 preference shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of JumpTV, whether voluntary or involuntary, or any other distribution of the assets of JumpTV among the shareholders for the purpose of winding-up its affairs, rank on a parity with the Class 2 preference shares of every other series and be entitled to a preference over the Common Shares and the shares of any other class ranking junior to the Class 2 preference shares.

MARKET FOR SECURITIES

The Common Shares trade on the TSX and the AIM under the symbol "JTV". The following sets out monthly trading price and volume information in respect of the Corporation's Common Shares on the TSX and the AIM since the Corporation's initial public offering on August 10, 2006:

	AIM					TSX				
Month	**Open (pence)**	**High (pence)**	**Low (pence)**	**Close (pence)**	**Volume Traded (#)**	**Open ($)**	**High ($)**	**Low ($)**	**Close ($)**	**Volume Traded (#)**
August 2006	262	312	255.5	274	553,446	5.50	6.60	5.30	6.40	3,866,287
September 2006	312	350	307.5	307.5	1,613,454	6.50	7.45	6.35	6.55	1,683,696
October 2006	312.5	380	302.5	370	418,864	6.55	8.20	6.35	7.92	1,292,049
November 2006	365	380	313	318.5	1,324,764	7.94	8.29	6.80	7.16	1,566,282
December 2006	318.5	337.5	317	317.5	33,800	7.15	7.75	6.96	7.45	846,862
January 2007	317.5	412.5	312.5	407.5	601,156	7.45	9.89	7.00	9.50	6,286,934

DIVIDEND POLICY

The Corporation has paid no dividends since its inception. At the present time, the Corporation intends to retain earnings, if any, to finance the expansion of its business. The payment of dividends in the future will depend on the earnings and financial condition of the Corporation and on such other factors as the board of directors of the Corporation may consider appropriate. Pursuant to the CBCA, JumpTV may not declare or pay a dividend if there are reasonable grounds for believing that: (i) JumpTV is, or would after payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of JumpTV's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

AUDIT COMMITTEE INFORMATION

Under Multilateral Instrument 52-110 — Audit Committees ("MI52-110"), issuers are required to provide disclosure with respect to their audit committees including the text of the audit committee's charter, composition of the audit committee and the fees paid to the external auditor. Accordingly, the Corporation provides for the following disclosure with respect to its audit committee:

Audit Committee Charter

The full text of the charter of the Corporation's Audit Committee is attached hereto.

Composition of the Audit Committee

The Audit Committee currently consists of three directors, Curt Marvis (Chair) and James McNamara who are each independent and Lorne Abony, who is not independent, and all of whom are financially literate, in each case within the meaning of MI52-110.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member relevant to the performance of his responsibilities as an audit committee member:

Curt Marvis — Mr. Marvis has acquired significant financial experience in his capacity as Co-Founder and Chief Executive Officer of CinemaNow Inc. He was previously President of publicly held game developer 7th Level, a publicly traded company (now Learn2.com, NASD:LTWO). Mr. Marvis was a Founder of multimedia start-up Powerhouse Entertainment and served one year on the IBM Multimedia Task Force creating strategic plans for IBM in its continued development of interactive software. He co-founded and served as Chief Executive Officer of The Company from 1984 to 1994.

Mr. Marvis is a graduate with honours from UCLA with a BFA in Motion Picture and Television Production.

James McNamara — Mr. McNamara is currently Chairman of Panamax Films, LLC. He was previously President and Chief Executive Officer of Telemundo Communications Group, Inc., and prior to that he was the

President of Universal Television Enterprises. Mr. McNamara joined Universal from New World Entertainment where he served as Chief Executive Officer from 1991 to 1995 where he was charged with overseeing the financial operations, production and distribution of all New World programming efforts. Mr. McNamara was formerly on the board of directors of SBS Broadcasting S.A. and he also previously served as a board member of Film Roman.

Mr. McNamara holds a master's degree from the American Graduate School of International Management. He earned an undergraduate degree in business administration and political science from Rollins College.

Lorne Abony — Mr. Abony has significant experience in financial and accounting matters, resulting from his role as co-founder and Chief Executive Officer of FUN Technologies Inc. He is co-founder and former President of "Petopia.com", an online pet food and supply destination that was sold to Petco in 2000. Mr. Abony practiced corporate and securities law at Aird & Berlis LLP in Toronto until January, 1998. As corporate counsel his responsibilities included mergers, acquisitions and divestitures, public securities offerings, shareholder arrangements, corporate finance and regulatory matters.

Mr. Abony holds an MBA from Columbia Business School, an LLB/JD from the International Law Center at the University of Windsor and a BA with distinction from McGill University.

Pre-Approval Policies and Procedures.

The Audit Committee charter includes responsibilities regarding the provision of non-audit services by the Corporation's external auditors. The Audit Committee charter states that the Audit Committee may: (1) pre-approve all auditing services and permitted non-audit services provided to the Corporation by its outside auditor; (2) to the extent permitted by applicable laws, regulations and stock exchange rules, the Audit Committee may delegate pre-approval of audit and non-audit services to one or more members of the Audit Committee. Such member(s) must then report to the full committee at its next scheduled meeting if such member(s) pre-approved any audit or permitted non-audit services.

Audit Fees

The following table provides detail in respect of audit, audit related, tax and other fees paid by the Corporation to the external auditors for professional services:

Category	Fiscal Period Ended December 31, 2005	Fiscal Year Ended March 31, 2005[(1)]
Audit Fees	$89,200	$74,334
Audit Related Fees	nil	nil
Tax Fees	nil	nil
All Other Fees	nil	nil

Note:

(1) In November 2005, the Board approved a change to JumpTV's fiscal year end from March 31 to December 31, effective December 31, 2005. As a result of the change, JumpTV reported a nine-month transition period ended December 31, 2005.

Audit Fees — Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation's annual financial statements as well as services provided in connection with statutory and regulatory filings.

Audit-Related Fees — The Corporation did not incur such fees during the periods ended December 31, 2005 and March 31, 2005.

Tax Fees — Tax fees are payable in respect of tax compliance, tax advice and tax planning professional services. The Corporation did not incur such fees during the periods ended December 31, 2005 and March 31, 2005.

All Other Fees — All other fees are payable for services which include acquisition due diligence and other transaction related services. The Corporation did not incur such fees during the periods ended December 31, 2005 and March 31, 2005.

RISK FACTORS

An investment in the Common Shares is subject to certain risks. Before investing, prospective purchasers of Common Shares should carefully consider, in light of their own financial circumstances, the information contained in or incorporated by reference in this short form prospectus, **including those risk factors under the heading "Risk Factors" beginning on page 96 of the Prospectus which are incorporated herein by reference.**

Risks Relating to the Business Environment

Markets

The Corporation operates in competitive and evolving markets locally, nationally and globally. These markets are subject to rapid technological change and changes in customer preferences and demand. There can be no assurance that the Corporation will be able to obtain market acceptance or compete for market share.

Operating in Foreign Jurisdictions

The Corporation's current and future development opportunities partly relate to geographical areas outside of Canada. There are a number of risks inherent in international business activities, including government policies concerning the import and export of goods and services, costs of localizing products and subcontractors in foreign countries, costs associated with the use of foreign agents, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization and possible social, labour, political and economic instability. There can be no assurance that such risks will not adversely affect the Corporation's business, financial condition and results of operations.

Furthermore, a portion of the Corporation's expenditures and revenues will be in currencies other than the Canadian dollar. The Corporation's foreign exchange exposure may change over time with changes in the geographic mix of its business activities. Foreign currencies may be unfavourably impacted by global developments, country-specific events and many other factors. As a result, the Corporation's future results may be adversely affected by significant foreign exchange fluctuations.

Acquisition Strategy

The Corporation believes the acquisition of other businesses may enhance its strategy of expanding its product offerings and customer base. The successful implementation of such acquisition strategy depends on the Corporation's ability to identify suitable acquisition candidates, acquire such companies on acceptable terms, integrate the acquired company's operations and technology successfully with its own and maintain the goodwill of the acquired business. The Corporation is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates, or the likelihood that any potential acquisition will be completed. In addition, while Management believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to:

- a diversion of Management's attention from other business concerns;
- failure to effectively assimilate the acquired technology or assets into the Corporation's business;
- the potential loss of key employees or customers from either the Corporation's current business or the business of the acquired company; and
- the assumption of significant and/or unknown liabilities of the acquired company.

There can be no assurance that the Corporation will be able to successfully identify, consummate or integrate any potential acquisitions into its operations. In addition, future acquisitions may result in potentially dilutive issuances of equity securities, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Dependence on Key Personnel and Relationships

JumpTV is dependent on key members of its senior management, including G. Scott Paterson and Kaleil Isaza Tuzman. JumpTV has not obtained key-man insurance for any member of senior management other than Mr. Paterson. In addition, innovation is important to JumpTV's success and JumpTV depends on the continued

efforts of its executive officers and key employees, who have specialized technical knowledge regarding the JumpTV Delivery Infrastructure and information technology systems and significant business knowledge regarding the Internet video broadcasting industry and subscription services. JumpTV expects that it will need to hire additional personnel in designated growth areas. The market for the services of qualified personnel is competitive and JumpTV may not be able to attract and retain key employees. If JumpTV loses the services of one or more of its key senior officers or employees, or fails to attract qualified replacement personnel, then JumpTV's business and future prospects could be materially adversely affected.

Risks Relating to this Offering

Dilution from further Equity Financing

If the Corporation raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment.

Volatility of Common Share Price

The market prices for securities of technology-based companies, including those of the Corporation, historically have been volatile. Future announcements concerning the Corporation or its competitors, including the results of product development and commercialization, government regulations, developments concerning proprietary rights, litigation and cash flow, may have a significant impact on the market price of the Common Shares.

Discretion in the Use of Proceeds

Management will have broad discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation's results of operations may suffer.

INTERESTS OF EXPERTS

Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by Wildeboer Dellelce LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. As of the date of this prospectus, the partners and associates of Wildeboer Dellelce LLP as a group and the partners and associates of Blake, Cassels & Graydon LLP as a group each beneficially own, directly or indirectly, less than 1.0% of the outstanding Common Shares.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The current auditors of JumpTV are Ernst & Young LLP, Toronto, Ontario who advise that they are independent of the Corporation within the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right generally may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

To the Board of Directors of JumpTV Inc.

We have read the short form prospectus of JumpTV Inc. (the "Company") dated February 19, 2007 relating to the issue and sale of 13,043,479 common shares of the Company. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the Board of Directors of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and March 31, 2005 and the consolidated statements of operations, shareholders' equity and cash flows for the nine-month period ended December 31, 2005 and for each of the years in the two-year period ended March 31, 2005. Our report is dated May 19, 2006 (except as to notes 16[i], [ii], [iii], [iv], [v], [vi], [vii], [viii] and [ix] which are as of July 27 and June 5, 7, 11, 20, 23 and July 7, 20 and August 1, 2006, respectively).

Toronto, Canada
February 19, 2007

(Signed) ERNST & YOUNG LLP
Chartered Accountants

CERTIFICATE OF THE CORPORATION

Dated: February 19, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) G. SCOTT PATERSON
Chief Executive Officer

(Signed) KRISS BUSH
Chief Financial Officer

On behalf of the Board of Directors:

(Signed) CURT MARVIS
Director

(Signed) LORNE ABONY
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: February 19, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference or as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CANACCORD CAPITAL CORPORATION

By: (Signed) JEAN-YVES BOURGEOIS

MORGAN STANLEY CANADA LIMITED

By: (Signed) DOUGAL MACDONALD

PARADIGM CAPITAL INC.

By: (Signed) TONY PULLEN

LOEWEN, ONDAATJE, MCCUTCHEON LIMITED

By: (Signed) GARRETT HERMAN

GMP SECURITIES L.P.

By: (Signed) PAUL K. PEW

AUDIT COMMITTEE CHARTER

Statement of Policy

The purpose of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its oversight responsibilities by (i) overseeing the Corporation's accounting and financial reporting processes and the audits of the Corporation's financial statements, (ii) reviewing the financial reports and other financial information provided by the Corporation to the public; and (iii) developing and implementing the Corporation's internal controls and procedures designed to promote compliance with accounting standards and applicable laws and regulations. In particular, the Committee shall:

- Serve as an independent party to monitor the Corporation's financial reporting process and internal control system;
- Discuss the audit conducted by the Corporation's outside auditor; and
- Provide an open avenue of communication among the outside auditor, management and the Board

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan and conduct the audits or to determine that the Corporation's financial statements are complete, accurate in accordance with GAAP. This is the responsibility of management and the Corporation's outside auditor.

Composition

The Committee shall be comprised of three or more directors, each of whom, in the determination of the Board, must satisfy (a) satisfy the independence and other requirements established by the NASDAQ National Market ("NASDAQ") and the TSX. In addition, the Committee shall at all time include at least one member who has past employment experience in finance or accounting, or any other comparable experience or background that results in his or her financial sophistication.

The members of the Committee shall be appointed and replaced by the Board. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

Meetings

The Committee shall meet at such times and with such frequency as the Committee shall determine as appropriate to meet its responsibilities. The Committee shall hold separate meetings periodically, but not less often than quarterly, with management and the Corporation's outside auditor to discuss the quarterly review process and any other matters that the Committee or the other participants believe should be discussed. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary or desirable. The Committee may adopt such procedures as it deems appropriate and necessary to carry out its duties and responsibilities of the Committee. The Committee shall report to the Board from time to time, as requested by the Board, or as the Committee deems appropriate.

Responsibilities and Duties

The Committee shall have the following responsibilities and duties:

1. The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the Corporation's outside auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. Each such registered public accounting firm shall report directly to the Committee. The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of:

    A. compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation;

B. compensation to any advisers employed by the Committee; and

C. ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

2. The Committee shall, the extent required by any applicable legal or regulatory requirement, pre-approve all auditing services and permitted non-audit services provided to the Corporation by its outside auditor. To the extent permitted by applicable laws, regulations and NASDAQ rules, the Committee may delegate pre-approval of audit and non-audit services to one or more members of the Committee. Such member(s) must then report to the full Committee at its next scheduled meeting if such member(s) pre-approved any audit or permitted non-audit services.

3. At least annually, the Committee shall receive from its outside auditor a formal written statement delineating all relationships between the auditor and the Corporation, consistent with Independence Standards Board Standard No. 1, actively engage in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor, and take, or recommend that the full Board take, appropriate action to oversee the independence of the outside auditor.

4. The Committee shall oversee the Corporation's accounting and financial reporting processes and the audits of the Corporation's financial statements.

5. The Committee shall review the Corporation's annual audited financial statements, including certification, report or opinion rendered by the Corporation's outside auditor, and discuss the same with management and the auditor. The Committee shall recommend to the Board whether the annual financial statements should be included in the Corporation's Annual Report on Form 10-K.

6. The Committee shall discuss with the outside auditor the matters described in the Statement of Auditing Standards No. 61, including any difficulties the auditor encountered in the course of the audit work, and restrictions on the scope of the auditor's activities or on access to requested information, and any significant disagreements with management.

7. The Committee shall review any disclosures made by the Corporation's Principal Executive Officer and Principal Financial Officer (as such term are defined by the SEC), as part of the process of preparing their certifications to be included in the Corporation's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and as part of the CEO/CFO Certification requirements relating to Multilateral Instrument 52-109.

8. The Committee shall establish procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters (Whistle Blower Policy).

9. The Committee shall review and approve all related-party transactions that are brought to the Committee's attention.

10. The Committee shall have the power to conduct or authorize investigations into any matters within the Committee's scope of responsibilities.

11. The Committee shall have the authority to engage independent counsel and other advisors, as the Committee determines necessary to carry out its duties and responsibilities.

12. The Committee may consider such other matters in relation to the financial affairs of the Corporation and its accounts, and in relation to the internal and external audits of the Corporation, as the Committee may, in its discretion, determine to be advisable.

13. The Committee shall annually report to the Corporation's stockholders on certain auditing matters, as required by the rules and regulations of the SEC and TSX, as they may be amended from time to time. Such report will be included in the Corporation's annual proxy statement and AIF form.

14. The Committee shall review and reassess the adequacy of this Charter annually, and recommend any proposed changes to the Board for its approval.

15. The Committee will conduct in Camera meetings with the external auditors in private sessions without management present.

16. The Committee shall approve all engagements for accounting and tax advice provided by any audit firms other than the external auditors.

The Committee may diverge from specific activities outlined throughout this Charter as appropriate if circumstances or regulatory requirements change. In addition to these activities, the Committee may perform such other functions necessary or appropriate under applicable laws, regulations, NASDAQ and TSX rules, the Corporation's certificate of incorporation and by-laws, and the resolutions and other directives of the Board.

This Charter is in all respect subject and subordinate to the Corporation's certificate of incorporation and by-laws, and the resolutions of the Board.

JumpTV

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "US Securities Act"), or any state securities laws and may not be offered or sold in the United States except pursuant to an applicable exception from, or in a transaction which is not subject to, the registration requirements of the US Securities Act and applicable state securities laws. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. No offer is being made in the United Kingdom in circumstances that would require this prospectus to have been approved by the United Kingdom Financial Services Authority under section 85 of the Financial Services and Markets Act 2000 or the Prospectus Rules published by the United Kingdom Financial Services Authority implementing the European Prospectus Directive (2003/71/EC). See "Plan of Distribution" on page 93.

PROSPECTUS

Initial Public Offering — August 1, 2006

JumpTV

JumpTV Inc.
Cdn$66,000,000
12,000,000 Common Shares

This initial public offering (the "Offering") of 12,000,000 common shares (the "Common Shares") of JumpTV Inc. ("JumpTV" or the "Company") is being sold on an underwritten basis by Morgan Stanley Securities Limited and Canaccord Adams Limited (the "Underwriters"), and in Canada through their respective affiliates, Morgan Stanley Canada Limited and Canaccord Capital Corporation. If the over-allotment option described below is exercised in full, then an additional 1,800,000 Common Shares will be issued by JumpTV.

There is currently no market through which the Common Shares may be sold and purchasers may not be able to resell Common Shares purchased under this prospectus. The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Common Shares under the symbol "JTV", subject to JumpTV fulfilling, on or before October 24, 2006, all of the listing requirements of the TSX. JumpTV will also apply for the Common Shares to be admitted to trading on the AIM market of the London Stock Exchange plc ("AIM") under the symbol "JTV", which admission will be subject to JumpTV fulfilling the admission requirements of AIM.

In connection with this Offering, the Underwriters may, subject to applicable laws, over-allot or effect transactions that stabilize or maintain the price of the Common Shares at levels other than those which otherwise might prevail on the open market. See "Plan of Distribution" on page 93.

An investment in the Common Shares is speculative and involves a high degree of risk. A prospective purchaser should carefully review and consider the risks of an investment in the Common Shares. See "Risk Factors" on page 96.

Price: Cdn$5.50 Per Common Share

	Price to the Public[1]	Underwriters' Fee[2][3]	Net Proceeds to JumpTV[4]
Per Common Share	Cdn$5.50	Cdn$0.41	Cdn$5.09
Total Offering[5]	Cdn$66,000,000	Cdn$4,950,000	Cdn$61,050,000

Notes:

(1) The price of the Common Shares offered hereby was established by negotiation between JumpTV and the Underwriters. The public offering price for the Common Shares offered in Canada is payable in Canadian dollars and the public offering price for the Common Shares offered outside of Canada of £2.62 per Common Share is payable in UK pounds sterling, except as may otherwise be agreed by the Underwriters. The UK pounds sterling amount is the approximate equivalent of such Canadian dollar amount based on the prevailing UK pounds sterling-Canadian dollar exchange rate of £1.00 = Cdn$2.11 on July 31, 2006.

(2) The Underwriters will receive a fee of 7.5% of the price of the Common Shares offered hereby, which will be paid at the election of the Underwriters in either the currency in which the Company receives payment for the Common Shares or US dollars. The US dollar amount will be the approximate equivalent of such Canadian dollar and UK pounds sterling amounts based on the prevailing US-Canadian dollar exchange rate of US$1.00 = Cdn$1.13 and US dollar-UK pounds sterling exchange rate of $1.00 = £0.54. See "Plan of Distribution" on page 93.

(3) In addition, JumpTV has agreed to grant compensation options to the Underwriters, entitling the Underwriters to acquire from JumpTV at the Offering price a number of Common Shares equal to an aggregate of 5% of the number of Common Shares sold by JumpTV under this Offering for a period of 24 months following the completion of this Offering (the "Compensation Options"). This prospectus qualifies the distribution of the Compensation Options. See "Plan of Distribution" on page 93.

(4) After deducting the Underwriters' Fee but before deducting expenses of the Offering, estimated at Cdn$5,550,000, which expenses will be paid by JumpTV from the proceeds of the Offering.

(5) JumpTV has granted to the Underwriters an option, exercisable for a period of 30 days from the closing of the Offering, to purchase up to a total of 1,800,000 additional Common Shares (being 15% of the number of Common Shares offered hereby) on the same terms as set out above solely to cover over allotments, if any, and for market stabilization purposes (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fee" and "Net Proceeds to JumpTV" will be Cdn$75,900,000, Cdn$5,692,500 and Cdn$70,207,500, respectively. This prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Common Shares issuable on the exercise of the Over-Allotment Option. See "Plan of Distribution" on page 93.

Morgan Stanley Canada Limited and Canaccord Capital Corporation conditionally offer the Common Shares in each of the Provinces of Canada except Quebec, subject to prior sale, if, as and when issued, sold and delivered by JumpTV and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of JumpTV by its counsel, Stikeman Elliott LLP and Wildeboer Dellelce LLP, and on behalf of the Underwriters by their counsel, Blake, Cassels & Graydon LLP. See "Plan of Distribution" on page 93.

Information contained on JumpTV's website, www.jumptv.com, is not part of this prospectus and is not incorporated herein by reference and may not be relied upon by prospective purchasers for the purposes of determining whether to invest in the Common Shares offered under this prospectus.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part, and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that certificates representing the Common Shares will be available for delivery on the date of closing of the Offering, which is expected to occur on or about August 10, 2006 or such later date as JumpTV and the Underwriters may agree but in any event not later than August 31, 2006.

JumpTV is the world's leading subscription-based broadcaster of ethnic television over the Internet as measured by number of channels.



OVER 190 CHANNELS FROM MORE THAN 60 COUNTRIES

and growing...

SUBSCRIBERS
IN OVER 80 COUNTRIES

REAL-TIME
NEWS, SPORTS & ENTERTAINMENT
FROM AROUND THE GLOBE



FULL SCREEN VIEWING
ON COMPUTERS, INTERNET-ENABLED
TELEVISIONS AND MOBILE DEVICES

JumpTV

Africa 10

Ethiopia
- Ethiopian TV

Kenya
- Family TV
- KBC Channel 1

Mozambique
- RTP Africa

Nigeria
- GTV
- Primetime Entertainment

Rwanda
- TV Rwanda

Tanzania
- Star TV

Uganda
- UBC
- WBS

Asia 24

Bangladesh
- Channel i
- NTV
- RTV

India
- ASC Flix
- Balle Balle
- Jaya TV
- Punjab Today
- SET Asia

Indonesia
- iTV
- MetroTVNews

Korea
- The Korean Channel

Nepal
- Nepal 1

Pakistan
- HumTV
- TV One

Philippines
- Divine Mercy Channel
- Living Asia Channel
- Mabuhay Channel

Thailand
- EDN Channel
- MVTV1
- MVTV2
- MVTV3
- Thai Chai Yok
- Thai POP Channel

Vietnam
- VTV4

Europe 44

Albania
- ALSAT

Bosnia & Herzegovina
- ATV

Cyprus
- Delta TV

Greece
- Channel 10
- Cosmos TV
- Kydon TV
- Magic TV
- Sigma TV

Hungary
- Cool TV
- RTL Klub
- Sport Klub

Macedonia
- ALSAT M
- MTV

Montenegro
- BOIN
- MBC
- RTCG
- TV Teuta

Portugal
- RTP Internacional

Romania
- B1TV
- OTV
- Prima TV
- ProTV International
- Realitatea TV
- Sport Klub Romania

Russia
- NTV Mir

Serbia
- ART Televizija
- RTV Sabac
- Sport Klub Serbia

Spain
- Canal 24 Horas
- Canal Vasco
- Docu TVE
- EiTB
- RTVV
- TVE Internacional

Turkey
- AS TV
- BJK TV
- DreamTurk
- Euro D
- Euro Star
- TRT Int
- TRT4

Ukraine
- 5 TV
- Inter+
- TRK Kyiv

Latin America & the Caribbean 84

Pan Latin America
- Body Channel
- Canal Internacional del Humor
- RumbaTV
- SalsaTV

Argentina
- Canal 9
- Solo Tango
- Telefe Internacional

Bolivia
- ATB
- Red Uno

Brazil
- Amazon Sat
- Band News
- Band Sports
- Canal 13
- Canal 21
- Rede Gospel
- TV Galega

Chile
- Canal 21 Multiglobal
- Canal 5
- ITV
- TV Chile
- TVO
- VLP

Colombia
- Cablenoticias
- Canal 13
- Canal Capital
- Caracol Internacional
- El Kanal
- Paisa Deportes
- Paisa Visión
- Ritmo TV
- Teleantioquia
- Telecafé
- Telecaribe
- Telepacífico
- Telepasto
- TV Agro
- ValleTV

Dominican Republic
- Antena Latina Internacional
- Carivisión Internacional
- CDN
- CTN
- Digital 15
- Sport Visión Canal 35
- Telefuturo Canal 23
- Telemicro Canal 5
- Teleuniverso

Ecuador
- Asomavisión
- Telesucesos
- TV Satelital

El Salvador
- Megavisión

Guatemala
- TVS Deportes
- Vea Canal

Guyana
- CNS
- NCN TV
- NTN
- VCT Network

Honduras
- 54 TV
- Telered

Jamaica
- Hype TV

Mexico
- Canal 22
- D99
- Multimedios TV
- Teleritmo
- Televisora del Pacifico

Paraguay
- Canal 2 Red Guaraní
- El Trece
- Telefuturo

Peru
- América TV
- Bethel
- Panamericana
- PeruTV

Puerto Rico
- CDM Internacional

Trinidad & Tobago
- Gayelle The Channel

Uruguay
- VTV

Venezuela
- Atel
- Canal TRO
- CMT
- Global TV
- Meridiano TV
- Promar TV
- TRT
- TV Llano
- TVO
- TVS

Middle East & North Africa 36

Arabian Gulf
- Al Qamar
- Bahrain Sports Channel
- Bahrain TV
- ETV
- Shababiyah

Egypt
- Mehwar Channel

Iraq
- Al Baghdadia
- Al Diyar
- Al Fayhaa
- Alsumaria TV
- Ashur TV
- Baghdad Satellite TV
- Beladi Satellite Channel

Jordan
- ATV

Kuwait
- Al Rai TV

Morocco
- 2M

Palestine
- PBC-TV

Sudan
- Sudan TV

Syria
- Sham TV

Tunisia
- Hannibal TV

United Arab Emirates
- Ajman TV
- Deera TV
- Sama Dubai

Pan Arab
- ABC
- Al Fajr
- Alalam Channel
- Aljazeera
- anb
- Arab Tourism Channel
- Arabian Travel TV
- Dubai Sports
- Dubai TV
- Future TV
- Heya TV
- Osool TV
- SmartsWay Channel



TABLE OF CONTENTS

	Pages
GENERAL MATTERS	2
CURRENCY AND EXCHANGE RATES	2
ELIGIBILITY FOR INVESTMENT	3
FORWARD LOOKING STATEMENTS	3
THIRD PARTY INFORMATION	4
PROSPECTUS SUMMARY	5
THE OFFERING	7
DEFINITIONS	10
JUMPTV	13
THE MARKET	18
THE BUSINESS	25
COMPETITION	39
THE REGULATORY ENVIRONMENT	42
SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION	44
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	45
WORKING CAPITAL	62
RECENT DEVELOPMENTS	62
CAPITALIZATION	63
USE OF PROCEEDS	64
DIRECTORS AND OFFICERS	65
EXECUTIVE COMPENSATION	80
OPTIONS AND WARRANTS TO PURCHASE JUMPTV'S SECURITIES	84
CORPORATE AND SHARE CAPITAL INFORMATION	85
PRINCIPAL SHAREHOLDERS	92
DIVIDEND POLICY	92
PLAN OF DISTRIBUTION	93
RISK FACTORS	96
UK SETTLEMENT AND DEPOSITORY INTERESTS	110
CITY CODE AND CANADIAN TAKEOVER LAWS	111
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	112
UNITED KINGDOM TAXATION	114
UNITED STATES TAXATION	115
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	119
LEGAL PROCEEDINGS	120
LEGAL MATTERS	120
AUDITORS, TRANSFER AGENT AND REGISTRAR	120
MATERIAL CONTRACTS	120
INTEREST OF EXPERTS	120
PURCHASERS' STATUTORY RIGHTS	121
AUDITORS' CONSENT	F-1
AUDITORS' REPORT	F-2
CONSOLIDATED BALANCE SHEETS	F-3
CONSOLIDATED STATEMENTS OF OPERATIONS	F-4
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY	F-5
CONSOLIDATED STATEMENTS OF CASH FLOWS	F-6
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-8
CERTIFICATE OF JUMPTV INC.	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

GENERAL MATTERS

Except where otherwise indicated, all information in this prospectus assumes:

- No exercise of the Over-Allotment Option or any other options or warrants granted or issued by the Company (see "Plan of Distribution" and "Options and Warrants to Purchase JumpTV's Securities" on pages 93 and 84, respectively); and
- References to share capital numbers prior to September 2, 2005 are on a post-stock split basis. On September 2, 2005, JumpTV effected a 10 for 1 stock split pursuant to which each of JumpTV's issued and outstanding Common Shares were subdivided into 10 outstanding Common Shares. See "Corporate and Share Capital Information — Share Capital History" on page 91.

References in this prospectus to "JumpTV" or the "Company" refer to JumpTV Inc. and include its subsidiaries, where the context requires. References in this prospectus to "we", "our" or "us" refer to the Board.

Percentages in tables have been rounded and accordingly may not add up to one hundred percent. Certain financial data has also been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetical totals of such data.

For reporting purposes, JumpTV prepares consolidated financial statements in US dollars and in conformity with Canadian generally accepted accounting principles ("GAAP").

JumpTV is the Company's trade name and the Company has filed applications to register "JumpTV" and "Jump Media" with the applicable intellectual property offices of various jurisdictions. This prospectus contains references to "JumpTV" and "JumpTV.com", as well as product names, trade names, trade marks and service marks of the Company, all of which are the property of the Company. In addition, this prospectus contains company names, product names, trade names, trade marks and service marks of various organizations, all of which are the property of their respective owners.

CURRENCY AND EXCHANGE RATES

In this prospectus, unless otherwise indicated, all dollar amounts are expressed in US dollars. References to "Cdn$" are to Canadian dollars and references to "£" are to UK pounds sterling.

The following table reflects the high and low rates of exchange for one pound sterling, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada noon spot rate of exchange:

	Three Months Ended		Nine Months Ended	Years Ended	
	March 31, 2006	March 31, 2005	December 31, 2005	March 31, 2005	March 31, 2004
Low	2.01	2.30	2.03	2.25	2.20
High	2.05	2.34	2.34	2.48	2.48
Period end	2.02	2.32	2.03	2.32	2.43
Average rate(1)	2.02	2.32	2.17	2.36	2.29

Note:

(1) Average of month-end noon spot rates.

On July 31, 2006, the noon rate of exchange as reported by the Bank of Canada for conversion of UK pounds sterling into Canadian dollars was £1.00 = Cdn$2.11 (£0.47 = Cdn$1.00).

The following table reflects the high and low rates of exchange for US dollars, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada noon spot rate of exchange:

	Three Months Ended		Nine Months Ended	Years Ended	
	March 31, 2006	March 31, 2005	December 31, 2005	March 31, 2005	March 31, 2004
Low	0.86	0.81	0.80	0.73	0.69
High	0.87	0.82	0.86	0.84	0.77
Period end	0.86	0.82	0.86	0.82	0.75
Average rate(1)	0.87	0.81	0.83	0.78	0.74

Note:

(1) Average of month-end noon spot rates.

On July 31, 2006, the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into US dollars was $1 = Cdn$1.13 ($0.88 = Cdn$1.00).

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, counsel to JumpTV, and Blake, Cassels and Graydon LLP, counsel to the Underwriters, the Common Shares, if and when listed on a prescribed stock exchange for purposes of the *Income Tax Act* (Canada) (which currently includes the TSX but not AIM), will be qualified investments under the *Income Tax Act* (Canada) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan or a registered education savings plan.

FORWARD LOOKING STATEMENTS

This prospectus contains certain forward-looking statements. These statements relate to future events or future performance and reflect JumpTV's or the Directors' expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of JumpTV and its subsidiaries. In some cases, forward-looking statements can be identified by terminology such as "may", "would", "could", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "continue", "seek" or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding JumpTV's objectives, plans and goals, including its future operating results, economic performance and subscriber recruitment efforts are or involve forward-looking statements.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined under "Risk Factors", which may cause actual events, performance or results to differ materially from any forward-looking statement. Although the forward-looking statements contained in this prospectus are based on what JumpTV and the Directors consider to be reasonable assumptions based on information currently available to JumpTV, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and these assumptions may prove to be incorrect.

These forward-looking statements are made as of the date of this prospectus and JumpTV does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances. Prospective purchasers are cautioned not to place undue reliance on forward-looking statements.

THIRD PARTY INFORMATION

This prospectus includes market share information and industry data and forecasts regarding the world-wide ethnic television broadcasting market, or JumpTV's position therein, which were obtained from independent industry publications and surveys, surveys that JumpTV commissioned and internal company surveys as more particularly described herein. In relation to these sources, such information has been accurately reproduced from the information published by the third parties referred to above and, as far as the Directors are aware and are able to ascertain from the information provided by the providers of these sources, no facts have been omitted that would render such information inaccurate or misleading. References in this prospectus to research reports, surveys or articles should not be construed as depicting the complete findings of the entire referenced report or article. The information in any such report, survey or article is not incorporated by reference into this prospectus. The source of any such report, survey or article has been identified on the page in which it appears in this prospectus.

Although the Directors believe these sources to be reliable, JumpTV has not independently verified any of the data nor ascertained the underlying economic assumptions relied upon therein. Some data is also based on JumpTV's estimates, which are derived from its review of internal surveys, as well as independent sources. JumpTV cannot and does not provide any assurance as to the accuracy or completeness of included information. Market forecasts, in particular, are likely to be inaccurate, especially over long periods of time.

PROSPECTUS SUMMARY

The following is a summary of the principal features of the Offering and should be read together with, and is qualified in its entirety by, the more detailed information, financial data and consolidated financial statements, including the notes thereto, contained elsewhere in this prospectus. Prospective investors should carefully review the entire contents of this prospectus, including the "Risk Factors" section, and consult their own legal and professional advisors having relevant experience.

JumpTV

JumpTV operates at the intersection of two growth sectors of the media industry: (1) IPTV (Internet Protocol Television), and (2) ethnic media services.

JumpTV is the world's leading subscription-based broadcaster of ethnic television over the Internet as measured by number of channels. JumpTV considers ethnic television to be television that is directed at a specific diaspora community as determined by a shared nationality, language or culture, generally excluding communities for which English is the primary language.

The Company has entered into license agreements with television broadcasters (referred to as "channel partners") representing more than 190 channels from over 60 countries which give JumpTV rights, generally on an exclusive world-wide basis, to broadcast each channel partner's live linear television feed over the Internet in return for a share of the Company's revenue from subscriptions to, and advertising inserted by JumpTV on, its related channels. As of June 12, 2006, 131 channels were available for subscription through the Company's website, www.jumptv.com. Additional channels are being added for subscription on an ongoing basis. JumpTV's objective is to significantly grow the number of channels offered by the Company in the second half of 2006 and in 2007.

Growth in JumpTV Channels



Number of Channels
200
180
160
140
120
100
80
60
40
20
0
Previous Management
Current Management
9
14
15
15
17
18
19
20
21
23
60
102
139
198
March
June
September
December
March
June
September
December
March
June
September
December
March
June(1)
2003
2004
2005
2006

Note:

(1) Represents count of channels under channel partner agreements signed as of June 12, 2006.

Source: JumpTV

JumpTV makes its channel partners' live linear feeds available, generally on a monthly subscription basis, through single-channel offerings ("à la carte" monthly pricing ranging from $5.95 to $16.95) and, increasingly, multi-channel packages ("bundled" monthly pricing ranging from $19.95 to $22.95). The Company's subscribers currently pay in US dollars, generally on a monthly basis in advance, principally using credit cards.

JumpTV has approximately 16,000 subscribers (based on the number of credit cards used to make purchases) who have purchased approximately 17,500 channel and bundled subscriptions, having incurred only minimal marketing expenditures to date. The Company has subscribers in over 80 countries with 53% of its subscribers residing in the United States and 22% of its subscribers residing in Western Europe. JumpTV plans to commence substantive marketing efforts in the second half of 2006, which will be focused principally on North America and Western Europe.

We believe the primary subscriber candidates for JumpTV channel offerings are ethnic expatriates and immigrants seeking to stay in touch with content from their homeland, including sports, news and general entertainment programming. Ethnic television channels available on cable and satellite platforms outside the home countries of such channels have proven to command premium pricing given the relative inaccessibility of such content through other distribution platforms.

Under the Company's channel partner agreements, JumpTV has licensed the rights to stream, generally on an exclusive world-wide basis and generally for a four-year term, the channel partners' live linear television feeds using Internet Protocol. Generally, the Company's channel partner agreements provide for the repurposing (i.e. using or converting for use into other formats) and variable pricing of the channel partners' content for viewing on a video on demand, personal video recording and pay per view basis.

It is JumpTV's policy to be globally intellectual property rights compliant. The Company's channel partners are contractually required to advise the Company when content for which they do not own the international distribution rights is scheduled to be aired by them to enable JumpTV to substitute compliant content in its place. JumpTV relies significantly on its channel partners to ensure that the content broadcast by the Company is intellectual property rights compliant.

To complement the Company's core product offering, JumpTV is pursuing a content acquisition strategy, which, if successful, will permit JumpTV to offer its subscribers radio streams, as well as sports, music, movies, animation and other television programming relevant to their particular language, country and culture acquired directly from the producers of this programming.

In addition to subscription revenue, over time, the Company expects to generate revenue from targeted advertising inserted in and surrounding the Company's broadcasts. We believe that JumpTV is well positioned to capitalize on this advertising opportunity given the ability to identify, through Internet Protocol, detailed individual viewership patterns, demographic profiles and geographic locations. JumpTV is continually assessing the merits of an advertising supported revenue model under which channels would be made available free to subscribers on a selective regional basis.

JumpTV has developed an IP-based delivery infrastructure to stream the live linear feeds of the Company's channel partners to subscribers around the world (the "JumpTV Delivery Infrastructure"). The JumpTV Delivery Infrastructure combines both proprietary and third party elements that we believe is optimal for the broadcasting of IP-based television signals to a global audience. The JumpTV Delivery Infrastructure consists of a network of primarily outsourced satellite downlink facilities and owned and outsourced distribution servers across North America, Europe, the Middle East, Latin America, Asia and Africa. We anticipate investing significantly in the Company's delivery infrastructure as the Company continues to grow.

JumpTV has principal or representative offices located in Toronto, New York, London, Bogota, Amman, Bangkok and Dubai.

THE OFFERING

Offering: 12,000,000 Common Shares.

Price: Cdn$5.50 per Common Share.

Amount: Cdn$66,000,000.

Over-Allotment Option: JumpTV has granted to Canaccord Adams Limited, on behalf of the Underwriters, an option, exercisable for a period of 30 days from the closing of the Offering, to purchase up to a total of 1,800,000 additional Common Shares (being 15% of the number of Common Shares offered hereby) on the same terms as set out above solely to cover over-allotments, if any, and for market stabilization purposes. See "Plan of Distribution" on page 93.

Shares Outstanding: There will be 33,256,187 Common Shares outstanding immediately following the closing of the Offering. This represents an immediate dilution of 36.08% for existing holders of the Common Shares. See "Capitalization" on page 63.

Use of Proceeds: The net proceeds of the Offering, after deducting the Underwriters' fee and the expenses of the Offering, are estimated to be Cdn$55,500,000. The estimated net proceeds are expected to be used as follows (in order of priority):

- As to approximately Cdn$7,000,000, to fund the continued roll-out of the JumpTV Delivery Infrastructure, including capital expenditures relating to servers, encoders and receivers;
- As to approximately Cdn$10,000,000, to fund further investment in product development and technology;
- As to approximately Cdn$20,000,000, to fund JumpTV's subscriber acquisition strategy; and
- As to the balance, to fund general corporate expenditure and working capital requirements of JumpTV's business including possible acquisitions.

See "Use of Proceeds" on page 64.

Listing: The TSX has conditionally approved the listing of the Common Shares, subject to JumpTV fulfilling, on or before October 24, 2006, all of the listing requirements of the TSX. JumpTV will also apply for the Common Shares to be admitted to trading on AIM, which admission will be subject to JumpTV fulfilling the admission requirements of AIM.

Risk Factors: An investment in the Common Shares is speculative and involves a high degree of risk. Each purchaser should carefully consider the information set out under "Risk Factors" and the other information in this prospectus before purchasing JumpTV's Common Shares. The risk factors include those related to JumpTV's business and include: JumpTV's short operating history; insufficient demand for JumpTV's services; possible delays and increased development costs; reliance on channel partners; exclusivity of Internet distribution rights; costs associated with Internet distribution rights for new and existing channels; enforcement of channel partner agreements; third party intellectual property rights; acquisition and maintenance of attractive programming; performance of JumpTV's Delivery Infrastructure; reliance on suppliers and third party service providers; reliance on key personnel; adapting to technological advances and changes and changing customer requirements; increased advertising and marketing costs; subscriber

turnover; competition; JumpTV's ability to develop a version of its service for alternate devices; availability of additional financing; generation of sufficient advertising revenue; general economic conditions; management of expanding operations; costs and liabilities associated with possible future acquisitions and strategic investments; reliance on the Internet; bankruptcy of a third party with which JumpTV has a significant relationship; potential reputational harm resulting from perceived privacy concerns; changes in regulations or user concerns regarding privacy; exposure to tax liabilities; the cost and adequacy of insurance; foreign business, political and economic disruption; and liability for nature and/or type of content rebroadcast. The risk factors also include risks associated with the Offering and share capital of the Company including: immediate dilution upon purchase of Common Shares; price and volume fluctuations of the Common Shares; liquidity of shares traded on AIM; potential volatility of Common Share price after either Admission or Listing; increased costs associated with JumpTV being a listed company; the issuance of additional Common Shares or preferred shares which have preferences in priority to Common Shares; and foreign directors and officers. The risk factors further include risks relating to regulatory matters and include; government regulation of the Internet; changes in applicable regulatory requirements; applicability of foreign regulation; and liability for online services. Finally, the risk factors include a risk related to the principal shareholders in that a small number of significant shareholders may influence major corporate decisions.

Selected Consolidated Financial and Operating Information

The following sets forth selected consolidated financial information of JumpTV for the nine months ended December 31, 2005 and for the years ended March 31, 2005 and March 31, 2004 and has been derived from JumpTV's audited consolidated financial statements appearing elsewhere in this prospectus. Consolidated financial information for the three months ended March 31, 2006 and 2005 has been derived from the unaudited consolidated financial statements of JumpTV appearing elsewhere in this prospectus. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of JumpTV and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Three Months Ended		Nine Months Ended	Years Ended	
	March 31, 2006	March 31, 2005	December 31, 2005(1)	March 31, 2005	March 31, 2004
	$	$	$	$	$
Consolidated Financial Information					
Income Statement Data:					
Revenue, net	350,508	275,987	1,081,268	745,405	333,039
Direct broadcast operating costs	(250,330)	(111,805)	(1,518,978)	(230,717)	(161,792)
Net loss for the period	(3,977,137)	(46,354)	(4,631,070)	(163,731)	(104,571)
Basic and diluted loss per share	(0.21)	(0.01)	(0.35)	(0.02)	(0.01)
Balance Sheet Data:					
Total assets	12,126,429	1,295,285	6,149,886	1,295,285	246,913
Non-current liabilities	120,000	—	120,000	—	—
Total liabilities	2,211,411	406,336	1,615,420	406,336	165,166
Share capital	18,647,683	1,036,648	9,744,084	1,036,648	919,148
Shareholders' equity	9,915,018	888,949	4,534,466	888,949	81,747

	As of		As of	As of	
	March 31, 2006	March 31, 2005	December 31, 2005	March 31, 2005	March 31, 2004
	#	#	#	#	#
Operating Information					
Subscriptions	13,850	13,300	12,361	13,300	3,796
Channels signed	138	21	102	21	17

Note:

(1) In November 2005, the Board approved a change to JumpTV's fiscal year end from March 31 to December 31, effective December 31 2005. As a result of the change, JumpTV is reporting a nine-month transition period ended December 31, 2005. Accordingly, the results for the nine-months ended December 31, 2005 are not comparable with the results for the years ended March 31, 2005 and 2004.

DEFINITIONS

The following definitions apply throughout this prospectus unless otherwise stated or the context otherwise requires:

"**Additional Shares**" has the meaning set out in "Plan of Distribution" on page 93;

"**Admission**" means the admission of the Enlarged Share Capital to trading on AIM becoming effective in accordance with the AIM Rules;

"**Advisory Board**" means the advisory group established by the Board to provide the Board with assistance in fulfilling its fiduciary responsibilities;

"**AIM**" means the AIM market operated by the London Stock Exchange plc;

"**AIM Rules**" means the rules for companies admitted to AIM issued by the London Stock Exchange plc as in force at the date of this prospectus;

"**Articles**" means JumpTV's articles of incorporation (as amended by Articles of Amendment dated February 22, 2000, July 11, 2005, September 7, 2005, October 11, 2005, May 26, 2006, June 20, 2006 and July 20, 2006 and Articles of Arrangement dated July 7, 2006). See "Corporate and Share Capital Information — Plan of Arrangement" on page 90;

"**ARPU**" has the meaning set out in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators" on page 47;

"**Audit Committee**" means the audit committee of the Board;

"**Auditor**" means Ernst & Young LLP;

"**Board**" means the board of directors of JumpTV, including a duly constituted committee thereof;

"**Cdn$**" means Canadian dollars, the lawful currency of Canada;

"**CBCA**" means the *Canada Business Corporations Act* (as amended);

"**CDI**" means a CREST Depository Interest;

"**channel**" means an individual television broadcast station;

"**channel partner**" means a broadcaster that licenses to JumpTV the Internet broadcasting rights to one or more channels;

"**channel partner agreement**" means an agreement between a member of the Group and a channel partner granting the member, *inter alia*, the right to distribute the related channel(s) over the Internet;

"**Churn**" has the meaning set out in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators" on page 47;

"**City Code**" means the City Code on Takeovers and Mergers issued by the Panel on Takeovers and Mergers in the United Kingdom and, from time to time, any successor or replacement body thereof;

"**Common Shares**" means the common shares without par value in the capital of JumpTV;

"**Compensation Committee**" means the compensation committee of the Board;

"**Compensation Options**" means the compensation options granted by JumpTV to the Underwriters entitling the Underwriters to acquire from JumpTV at the Offering price a number of Common Shares equal to an aggregate of 5% of the number of Common Shares sold by JumpTV under the Offering for a period of 24 months following the completion of the Offering;

"**CRA**" means the Canada Revenue Agency;

"**CREST**" means the computerized system for the paperless settlement of share transfers in the United Kingdom operated by CRESTCo Limited, where securities may be held and transferred in uncertificated form;

"**Channel and Subscriber Acquisition Group**" means JumpTV's channel and subscriber acquisition group, which is composed of employees and consultants of JumpTV whose primary responsibilities are to procure ethnic broadcasters to enter into channel partner agreements and to procure subscribers to the related channels;

"**Directors**" means the current directors of JumpTV and "**Director**" means any one of them;

"**Enlarged Share Capital**" means the issued Common Shares following the closing of the Offering, comprising the Existing Common Shares and Offering Shares;

"**Existing Common Shares**" means the 21,256,187 Common Shares in issue at the date of this prospectus;

"**Group**" means collectively, JumpTV, the Subsidiaries and JumpTV Colombia;

"**Internet**" means the publicly accessible world-wide system of interconnected computer networks that transmit data by packet switching using a standardized Internet Protocol;

"**Internet Protocol**" or "**IP**" means a specification by which information is broken up into individual packets and sent over data networks where each data packet is treated independently;

"**IPTV**" means Internet Protocol television, which comprises both open IP networks (which includes, for example, the public Internet) and closed IP networks (which includes, for example, mobile telephony and Internet service provider networks);

"**ITA**" means the *Income Tax Act* (Canada) (as amended);

"**JumpTV**" or the "**Company**" means JumpTV Inc., a company incorporated under the CBCA;

"**JumpTV Colombia**" means Jump TV Colombia Ltda. See "Corporate and Share Capital Information — JumpTV Colombia" on page 86;

"**JumpTV Delivery Infrastructure**" has the meaning set out in "The Business — JumpTV Delivery Infrastructure";

"**JumpTV International**" means a company that has received a temporary incorporation licence in the Dubai Media City Free Zone as a wholly owned subsidiary of JumpTV named JumpTV International FZ-LLC. See "Corporate and Share Capital Information — JumpTV International" on page 86;

"**Listing**" means the listing of the Common Shares on the TSX;

"**Members**" means, collectively, the members of the Advisory Board, and "**Member**" means any one of them;

"**Named Executive Officers**" means the President and Chief Executive Officer and the Chief Financial Officer of JumpTV and the three most highly compensated individuals who served as executive officers of JumpTV for the year ended December 31, 2005 whose total bonus and salary exceeded Cdn$150,000;

"**NOMAD Agreement**" means the nominated advisor and broker agreement dated August 1, 2006 between JumpTV, the Directors and Canaccord Adams Limited;

"**Offering**" means the distribution by JumpTV of the Offering Shares;

"**Offering Shares**" means the 12,000,000 new Common Shares to be issued by JumpTV pursuant to the Offering (including any Additional Shares);

"**optionholder**" means a holder of options to purchase Common Shares;

"**OSA**" means the *Securities Act* (Ontario), together with related rules, regulations and instruments;

"**Over-Allotment Option**" has the meaning set out on the cover page;

"**Plan of Arrangement**" has the meaning set out in "Corporate and Share Capital Information — Plan of Arrangement" on page 90;

"**Register**" means the register of shareholders of JumpTV required to be kept pursuant to the CBCA;

"**Restricted Share Plan**" means the restricted share plan of JumpTV effective as of September 2, 2005, as amended;

"**Restricted Shares**" means the restricted shares granted by JumpTV pursuant to the Restricted Share Plan;

"**SARs**" means the stock appreciation rights granted by JumpTV pursuant to the Stock Appreciation Rights Plan;

"**Shareholders**" means holders of Common Shares;

"**Special Resolution**" means a resolution that is either (i) passed by the holders of two-thirds of the issued Common Shares present in person or by proxy at a duly constituted meeting of Shareholders; or (ii) consented to in writing by all of the Shareholders entitled to vote on that resolution;

"**Stock Appreciation Rights Plan**" means the stock appreciation rights plan of JumpTV dated April 26, 2006;

"**Stock Option Plan**" means the amended and restated stock option plan of JumpTV effective as of April 26, 2006;

"**Subscriber Acquisition Costs**" has the meaning set out in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators" on page 47;

"**subscriber**" means any permitted user of an Internet website that has registered with or otherwise accepted the terms of use established by the provider of the website, whether or not payment is required as a term of use of the website;

"**Subsidiaries**" means JumpTV Limited and JumpTV International;

"**Terra**" means Terra Networks Brasil S.A.;

"**TSX**" means the Toronto Stock Exchange;

"**UAE**" means the United Arab Emirates;

"**Underwriters**" means Morgan Stanley Securities Limited and Canaccord Adams Limited;

"**Underwriting Agreement**" means the agreement dated August 1, 2006 between the Underwriters, the Directors and JumpTV relating to, *inter alia*, the Offering, the particulars of which are set out under "Plan of Distribution" on page 93;

"**UK**" or "**United Kingdom**" means the United Kingdom of Great Britain and Northern Ireland;

"**US**", "**USA**", or "**United States**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

"**US Securities Act**" means the United States Securities Act of 1933, as amended.

JUMPTV

Introduction

JumpTV operates at the intersection of two growth sectors of the media industry: (1) IPTV (Internet Protocol Television), and (2) ethnic media services.

JumpTV is the world's leading subscription-based broadcaster of ethnic television over the Internet as measured by number of channels. JumpTV considers ethnic television to be television that is directed at a specific diaspora community as determined by shared nationality, language or culture, generally excluding communities for which English is the primary language.

The Company has entered into license agreements with television broadcasters (referred to as "channel partners") representing more than 190 channels from over 60 countries which give JumpTV rights, generally on an exclusive world-wide basis, to broadcast each channel partner's live linear television feed over the Internet in return for a share of the Company's revenue from subscriptions to, and advertising inserted by JumpTV on, its related channels. As of June 12, 2006, 131 channels were available for subscription through the Company's website, www.jumptv.com. Additional channels are being added for subscription on an ongoing basis. JumpTV's objective is to increase the number of channels offered by the Company significantly in the second half of 2006 and in 2007.

JumpTV makes its channel partners' live linear feeds available, generally on a monthly subscription basis, through single-channel offerings ("à la carte" monthly pricing ranging from $5.95 to $16.95) and, increasingly, multi-channel packages ("bundled" monthly pricing ranging from $19.95 to $22.95). The Company's subscribers currently pay in US dollars, generally on a monthly basis in advance, principally using credit cards.

JumpTV has approximately 16,000 subscribers (based on the number of credit cards used to make purchases) who have purchased approximately 17,500 channel and bundled subscriptions, having incurred only minimal marketing expenditures to date. The Company has subscribers in over 80 countries with 53% of its subscribers residing in the United States and 22% of its subscribers residing in Western Europe. JumpTV plans to commence substantive marketing efforts in the second half of 2006, which will be focused principally on North America and Western Europe.

JumpTV Subscribers — Geographic Breakdown
June 2006


Canada 8%
Japan 3%
Australia 2%
Others 12%
Europe 22%
United States 53%
Norway 2%
Sweden 2%
France 2%
Germany 1%
Switzerland 1%
Italy 1%
Spain 8%
United Kingdom 5%

Source: JumpTV

We believe the primary subscriber candidates for JumpTV channel offerings are ethnic expatriates and immigrants seeking to stay in touch with content from their homeland, including sports, news and general entertainment programming. Ethnic television channels available on cable and satellite platforms outside the

home countries of such channels have proven to command premium pricing given the relative inaccessibility of such content through other distribution platforms.

Under the Company's channel partner agreements, JumpTV has licensed the rights to stream, generally on an exclusive world-wide basis and generally for a four-year term, the channel partners' live linear television feeds using Internet Protocol. Generally, the Company's channel partner agreements provide for the repurposing (i.e. using or converting for use into other formats) and variable pricing of the channel partners' content for viewing on a video on demand, personal video recording and pay per view basis.

It is JumpTV's policy to be globally intellectual property rights compliant. The Company's channel partners are contractually required to advise the Company when content for which they do not own the international distribution rights is scheduled to be aired by them to enable JumpTV to substitute compliant content in its place. JumpTV relies significantly on its channel partners to ensure that the content broadcast by the Company is intellectual property rights compliant.

To complement the Company's core product offering, JumpTV is pursuing a content acquisition strategy, which, if successful, will permit JumpTV to offer the Company's subscribers radio streams, as well as sports, music, movies, animation and other television programming relevant to their particular language, country and culture acquired directly from the producers of this programming.

In addition to subscription revenue, over time, the Company expects to generate revenue from targeted advertising inserted in and surrounding the Company's broadcasts. We believe that JumpTV is well positioned to capitalize on this advertising opportunity given the ability to identify, through Internet Protocol, detailed individual viewership patterns, demographic profiles and geographic locations. JumpTV is continually assessing the merits of an advertising supported revenue model under which channels would be made available free to subscribers on a selective regional basis.

JumpTV has developed an IP-based delivery infrastructure to stream the live linear feeds of the Company's channel partners to subscribers around the world (the "JumpTV Delivery Infrastructure"). The JumpTV Delivery Infrastructure combines both proprietary and third party elements that we believe are optimal for the broadcasting of IP-based television signals to a global audience. The JumpTV Delivery Infrastructure consists of a network of primarily outsourced satellite downlink facilities and owned and outsourced distribution servers across North America, Europe, the Middle East, Latin America, Asia and Africa. We anticipate investing significantly in the Company's delivery infrastructure as the Company continues to grow.

JumpTV has principal or representative offices located in Toronto, New York, London, Amman, Bangkok, Bogota and Dubai.

History and Strategy

JumpTV was formed in 2000 to address the perceived world-wide demand for live video content on the Internet. JumpTV operated on limited financial and operational resources and considered multiple business strategies before deciding to focus on the ethnic television market and launching its first commercially available channel in November 2002. As of May 2005, JumpTV had entered into channel partner agreements with 21 channel partners from different regions of the world, of which only five were exclusive agreements.

In May 2005, G. Scott Paterson, who had been JumpTV's Chairman and an investor since January 2002, became the Chief Executive Officer of JumpTV replacing Mr. Farrel Miller, who resigned as CEO in favour of Mr. Paterson. Mr. Miller maintained his role as a member of the Board of Directors until January 31, 2006 when he sold the last of his securities in JumpTV and he concurrently resigned from the Board of Directors.

Until May 20, 2005, Mr. Miller held a controlling interest in JumpTV by virtue of his Common Share holding, which equalled 47.0% of the Common Shares on May 19, 2005.

Mr. Paterson, who had owned 18.1% of the outstanding Common Shares of the Company on May 19, 2005, acquired a controlling interest on May 20, 2005 by virtue of having converted previously-acquired special warrants into Common Shares (see page F-23) and having acquired Common Shares from both (i) Mr. Miller and certain of his relatives; and (ii) from treasury, such that his beneficial ownership level equalled 39.7% on May 20, 2005. Subsequent treasury financings have reduced Mr. Paterson's ownership position to 24.6% as at the date of the prospectus.

After being appointed Chief Executive Officer on May 20, 2005, Mr. Paterson introduced a three phase business strategy with a view to achieving leadership as an Internet broadcaster of ethnic television, each phase building on the previous phase, to:

- Pursue exclusive channel partner agreements globally;
- Design and develop the best possible user experience for television viewing on the Internet; and
- Market JumpTV's product to attract subscribers globally.

Pursue Exclusive Channel Partner Agreements Globally

From May 2005 to December 2005, the Company deployed most of its human and financial resources in the pursuit of acquiring exclusive channel partner agreements. This initiative was led by the Company's Channel and Subscriber Acquisition Group team, headed by Kaleil Isaza Tuzman.

This strategy was deployed because:

(1) The Company's view was and continues to be that exclusive licenses pose a barrier to entry to potential competitors;

(2) JumpTV sought and continues to seek to differentiate its content offering from cable and satellite ethnic television providers, who typically have a limited number of channels from a country, by obtaining multiple channel partners per country across a broad spectrum of national, regional and thematic broadcasters;

(3) Multiple channels from a particular country and region allow JumpTV to optimize ARPU and achieve economies of scale with respect to product, technology and network capital costs and Subscriber Acquisition Costs; and

(4) JumpTV believed that it would be able to attract top quality management talent and the requisite capital to execute its business plan if it could demonstrate leadership through its channel partner acquisition strategy.

The following graph shows the historical growth in the number of the Company's channels since 2003:

Growth in JumpTV Channels


Number of Channels
0
20
40
60
80
100
120
140
160
180
200
Previous Management
Current Management
9
14
15
15
17
18
19
20
21
23
60
102
139
198
March
June
September
December
March
June
September
December
March
June
September
December
March
June(1)
2003
2004
2005
2006

Note:

(1) Represents count of channels under channel partner agreements signed as of June 12, 2006.

Source: JumpTV

From May to December 2005, JumpTV acquired approximately 80 channels, giving JumpTV a total of over 100 channels at the end of 2005. JumpTV acquired approximately 100 channels from January to June 12, 2006. JumpTV's objective is to grow significantly the number of channels offered by the Company in the second half of 2006 and in 2007.

Design and Develop the Best Possible User Experience for Television Viewing on the Internet

At the beginning of 2006, JumpTV shifted its principal focus from adding new channel partners to improving the Company's product, the key components of which include:

- Network reliability;
- Streaming speed and quality;
- Design, navigation and ease of use of JumpTV's website;
- Subscriber satisfaction (see "Developing a Comprehensive Subscriber Satisfaction Service" on page 34); and
- Complementary functionalities such as video on demand, pay per view, personal video recording, and the ability to download content to own or rent.

Since January 2006, JumpTV has hired experienced technology and product oriented executives, including its President, Alex Blum, who was hired in April 2006 with a mandate to create the best possible user experience for IP-based television viewing. JumpTV has developed and is implementing its "Product and Technology Road Map" to enhance the subscriber's experience and attractiveness to channel partners. See "Product & Technology Road Map" on page 31.

Market the Company's Product to Attract Subscribers Globally

With what we believe to be a critical mass of channel partners, the Company intends to pursue rapid subscriber growth through comprehensive sales and marketing strategies in the second half of 2006 and beyond. The Company's four-pronged marketing strategy includes the pursuit of:

- Affiliate marketing arrangements with ethnic Internet portals;
- Platform distribution partnerships, including co-branded offerings with cable and telecommunication Internet service providers and mobile telephony providers, set-top-box providers and Windows Media Center PCs;
- Online and offline direct-to-consumer marketing; and
- Subscriber-led viral marketing.

See "Subscriber Acquisition Strategy" on page 35.

While having done limited marketing, the total number of subscribers and the total number of channel subscriptions to JumpTV has grown since the Company's inception, as illustrated in the graph below.

JumpTV Subscribers/Subscriptions, by Month



= Unique subscribers as of the end of each month
+ = Total subscriptions as of the end of each month
Subscribers / Subscriptions
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May June July Aug Sep Oct Nov Dec Jan Feb Mar Apr May June(1)
2002
2003
2004
2005
2006

Note:

(1) As of June 12, 2006. Figure includes approximately 1,500 subscribers acquired as part of the Homeview Acquisition on June 11, 2006. See "Recent Developments — Homeview Acquisition."

Source: JumpTV

THE MARKET

Overview

JumpTV operates at the intersection of two growth sectors of the media industry: (1) IPTV, and (2) ethnic media services. The IPTV market sector is generally understood to comprise broadcasting through open IP networks that use the public Internet and closed IP networks generally operated by fixed line telecommunications carriers and mobile telephony providers, access to which is limited to the relevant network coverage footprint. JumpTV considers that the ethnic media services market comprises media service offerings to specific diaspora communities as determined by shared nationality, language or culture, generally excluding communities for which English is the primary language.

The IPTV Market Sector

Overview

According to IDC, the IPTV market in the US, Western Europe and Asia/Pacific (excluding Japan) will grow to service approximately 35 million subscribers in aggregate by 2009, as illustrated in the graph below.

IPTV
A Rapidly Growing Market


US
Western Europe
Asia/Pacific (excluding Japan)
IPTV Subscribers (Millions)
40
35
30
25
20
15
10
5
0
2.7
5.9
10.7
22.2
35.0
2005
2006E
2007E
2008E
2009E

Source: IDC: "Asia/Pacific (Excluding Japan) IPTV Market 2006-2010 Forecast and Analysis" (March 2006), "U.S. Digital Cable, Satellite, and Telco TV Subscriber 2005-2009 Forecast" (December 2005) and "Western European IPTV Forecast, 2004-2009" (August 2005).

JumpTV believes that IPTV will increasingly become a viable alternative to traditional video broadcasting through free-to-air terrestrial, cable and satellite television as a result of increasing broadband delivery speeds, peer-to-peer networking and technological advancements in compression technology, personal computer processing power, storage capacity and streaming quality. In addition, we believe that IPTV provides for interactive end-user features (such as online commerce, voting, chatting and blogging) that are generally not available through traditional video broadcasting.

IPTV versus Traditional Distribution — Capacity Advantages

Currently, multi-channel video broadcasting is serviced primarily by free-to-air terrestrial, cable and satellite television providers and is characterized by continuous delivery of every single channel offered by service providers to each of their subscribers who can choose specific channels to view via a tuner or set-top-box. As a result, free-to-air terrestrial, cable and satellite television providers are bandwidth constrained and their ability to offer incremental channels is therefore limited.

By contrast, IP-based video broadcasting can avoid the type of capacity constraints experienced by traditional video broadcasters because only the actual IP channel being viewed by a user is streamed to that user. As a result, an equivalent amount of bandwidth can concurrently serve a larger number of users.

IPTV versus Traditional Distribution — Advertising Advantages

Traditional video broadcasters to mass market audiences mostly rely on diary entries made by small samplings of viewers in order to estimate viewership habits and trends across the market overall. This methodology currently provides limited scope to target advertising to specific individuals. By contrast, it is possible with IP-based broadcasting to identify demographic information (by viewership habits and content viewed) and geographic information (by a viewer's IP address).

To exploit this opportunity in the future, JumpTV has generally secured the right in its channel partner agreements to substitute different advertising content for domestic advertisements in a channel partner's live linear feed. JumpTV's Product and Technology Road Map envisages the introduction of this capability. See "Product and Technology Road Map" on page 31.

Jupiter Research expects the Internet sector to be the fastest growing advertising sector in the US over the next five years.

Projected Compound Annual Growth Rate in US Advertising Spending by Sector 2005 to 2010



Advertising Spending CAGR - 2005 to 2010
12%
10%
8%
6%
4%
2%
0%
9.6%
6.8%
6.3%
5.2%
5.0%
4.6%
3.5%
3.0%
5.3%
Internet
Direct Mail
Other
Radio
Magazines
Television
Newspapers
Yellow Pages
Total

Source: JumpTV, as derived from the report "Jupiter Research Internet Advertising Model, 7/05 (US only)" by Jupiter Research dated July 2005.

JumpTV currently generates revenue from subscriptions to its television services, while Internet-based video offerings for some other providers are free of charge and are supported by advertising revenue. Forrester Research, Inc., projects $6.1 billion fee revenue for the global online content market in 2010.

JumpTV is continually assessing the merits of an advertising supported revenue model under which channels would be made available free to subscribers on a selective regional basis. JumpTV intends to begin employing an advertising supported model by entering into broadcast partnerships with large platform distribution partners (including Internet service providers such as Terra, a subsidiary of Telefónica Internacional, S.A. See "Recent Developments — Telefónica Agreement" on page 62).

Open IP Networks

As mentioned above, the IPTV market comprises both open and closed networks broadcasting video content using Internet Protocol. JumpTV currently broadcasts through open IP networks by transmitting the channel partners' live linear feeds through the JumpTV Delivery Infrastructure directly to subscribers.

The world-wide Internet is characterized by a global network of "Tier 1" internet backbone providers who share and transfer packets of information, including compressed video files, globally through Internet Protocol. Video providers that stream their content through open IP networks do so by (i) compressing their video into small packet sized file formats such as Windows Media Format (from Microsoft), QuickTime (from Apple), Real Media (from Real Player) or Flash Media (from Adobe), (ii) purchasing the necessary bandwidth from Internet service providers or third-party content delivery networks, and (iii) employing the public Internet as a conduit between the content provider's streaming servers and the individual viewers of the video content.

As a result, content streamed via open IP networks is available globally. By contrast, traditional video broadcasters such as cable and satellite television providers are confined by their defined region of broadcast license and network coverage footprint.

The potential viability and consumer acceptance of open IP networks has been and continues to be demonstrated by various Internet-based offerings, including:

- **Live 8 Concerts**

On July 2, 2005, AOL streamed the Live 8 concerts over the Internet to millions of viewers globally. In the weeks following the event, AOL delivered 90 million video streams of Live 8 performances.

- **MLB.com**

MLB.com provides live streaming of Major League Baseball games on a subscription basis whereby subscribers can view the live streams of games involving teams that are affiliated with cities outside of the subscribers' IP-address. According to MLB.com, there are between 3.5 and 4.5 million visitors per day to www.mlb.com, and during a Major League Baseball season, MLB.com experiences more than 10 billion pageviews, and receives approximately 150 million unique visitors. According to third party sources, as of April 2006, MLB.com had over 800,000 subscribers to its service.

- **2006 NCAA Men's Basketball Tournament**

According to comScore Media Metrix, approximately 16.4 million streams were delivered during the first weekend (four-day period, rounds one and two) of the National Collegiate Athletic Association Men's Basketball Tournament in March 2006. CBS Sportsline provided live linear streams of the CBS television network's regional coverage of the tournament through the brand "March Madness on Demand".

- **ABC.com**

On April 10, 2006, Disney-ABC Television Group announced its intent to offer full-length episodes of four ABC primetime series online at www.abc.go.com as part of a two-month-long experiment. Current episodes of *Lost*, *Desperate Housewives* and *Commander In Chief*, as well as the entire current season of *Alias* were made available for streaming during May and June, marking the first time a broadcast network has made multiple series available for viewing online, free of charge to consumers.

- **Yahoo! Telemundo**

On May 10, 2006, Yahoo! Inc., NBC Universal Television Group and Telemundo announced their intent to combine their US Hispanic Internet properties to form a co-branded Internet business to be called Yahoo! Telemundo. Yahoo! reported that this agreement marks the first time that a national Hispanic television network will partner with an established Hispanic online service to provide the best of both online and broadcast media content for users and advertisers and will create a richer online user experience, adding Telemundo's roster of original programming across sports, music, entertainment and other content to Yahoo! en espanol's award-winning online tools and services, including Yahoo! Search, Mail and Messenger.

Closed IP Networks

Closed IP networks refer generally to networks operated by fixed line telecommunications carriers and mobile telephony providers, the access to which is limited to the relevant network coverage foot print.

Together with other industry observers, we believe that various closed network IPTV service offerings will be launched around the world over the next 12 months. For fixed line telecommunications companies, IPTV may be seen as a central element of a provider's multi-product voice, high speed Internet and video offering (referred to in the industry as "triple-play") growth strategy as they strive to compete with the cable and satellite television providers. Similarly, mobile operators are offering mobile video services to complement their traditional voice products.

To support closed network IPTV offerings, JumpTV expects telecommunications companies to invest significantly in upgrading their data delivery infrastructures to deliver speeds capable of streaming high quality video.

In North America, major telecommunications companies are beginning to roll out closed network IPTV services with Verizon Communications, for example, gaining approval and launching its FiOS TV branded IPTV service in select US markets. In Western Canada, Telus Corporation offers Telus TV, its closed network IPTV service which currently carries 28 ethnic television channels. Outside North America, closed network IPTV offerings are commercially available on a larger scale, including Telefónica S.A.'s Imagenio offering in Spain with over 200,000 subscribers and PCCW Limited's offering in Hong Kong with 550,000 subscribers.

We believe that broadcasting the Company's content through operators of closed IP networks represents an additional opportunity for the Company because operators of closed IP networks, having invested significantly in creating those networks, will have an appetite for content provided by JumpTV.

Convergence of Open and Closed IP Networks

We believe that the distinction between open and closed IP networks is beginning to blur. Today, consumers can connect their personal computers to their televisions through use of an s-video cable or wireless application enabling them to view streamed Internet content on their televisions. With the continued introduction of IP-enabled set-top-boxes and other hardware media processing solutions, as well as software platforms that facilitate the connection of the personal computer to the television, the boundary between open and closed IP-networks could break down over time and we believe that IP-based media could become ubiquitous across all IPTV platforms. For example, RCA manufactures its msntv2 set-top-box which enables consumers to view on their televisions video streamed through open IP networks such as JumpTV. The widespread adoption of television to Internet functionality would result in JumpTV's offering being interchangeable between the computer and the television.

To capitalize on this convergence, Microsoft has announced that it intends to release the Windows Media Center, which is currently loaded on selected personal computers and which is to be integrated into the next generation Windows Vista operating system in early 2007. The Windows Media Center is intended to facilitate the finding, playing, and managing of all digital entertainment on personal computers or televisions by using a mouse and keyboard or a remote control. As televisions and computer monitors continue to move towards widescreen and high-definition displays, Microsoft has announced that Windows Media Center in Windows Vista will be optimized to provide subscribers with a more user-friendly experience when viewing photos, home movies, television and streaming video in their living rooms.

Broadband Internet Access

In order to maintain the delivery of a high-quality IP-based television broadcasting stream to the Company's subscribers, JumpTV relies to a large extent on its subscribers' capability to receive their Internet connections at high speeds through either cable modems, DSL modems or other broadband Internet connections. IDC estimates that there were approximately 206 million broadband Internet customers world-wide at the end of 2005. IDC projects that the number of broadband Internet connections will grow to approximately 396 million by 2010, representing an increase of 190 million customers.

Broadband Internet Customers by Geographic Region


Rest of World
US
Europe
Asia/Pacific
Broadband Internet Customers (Millions)
450
400
350
300
250
200
150
100
50
0
206
254
296
334
367
396
2005
2006E
2007E
2008E
2009E
2010E

Source: IDC: "Worldwide Broadband Services 2006-2010 Forecast" (May 2006).

Ethnic Media Services Sector

JumpTV considers that the ethnic media services market comprises media service offerings to specific diaspora communities as determined by shared nationality, language or culture, generally excluding communities for which English is the primary language. Detailed information on the Company's primary subscriber candidate groups is not readily available. We believe more general information with respect to size and nature of particular ethnic populations is suggestive of the potential demand for the Company's services. The International Organization For Migration estimates that global migration has been increasing steadily over the past 15 years, with the world's foreign born population growing from 105 million in 1985 to 175 million in 2002. As of the beginning of 2000, one in 35 people was an international migrant.

Ethnic immigrant populations can be segmented between immigrants and those individuals that were born in their country of residence but nevertheless identify with a particular ethnic community. In addition to appealing to foreign-born populations, we believe that descendants of foreign-born citizens may also be interested in our services as a method of staying connected to their cultures.

One of JumpTV's key target markets is the ethnic population within the United States. US Census 2000 data indicates that foreign-born Hispanic, Arab, Asian and Sub-Saharan African immigrants, together with members of those ethnic groups that were born in the US but which identify with those groups, total more than 50 million people. We believe that the US Census 2000 data under-reports the actual foreign born populations in the US and that these categories have grown significantly since 2000.

Breakdown of Certain Ethnic Populations in the US[1]

	Born in US (In Millions)	Born Outside US (In Millions)	Total (In Millions)
Hispanic	16.3	21.0	37.3
Asian	8.9	4.3	13.2
Sub-Saharan African	0.8	1.2	2.0
Arab	0.7	0.7	1.4
Total:	26.7	27.2	53.9

Note:

(1) Excludes non-English speaking "ethnic" Europeans as the US Census does not report such people as part of particular ethnic groups.

Source: US Census 2000

The Migration Policy Institute has conducted research that indicates that the total foreign-born ethnic population in JumpTV's other key target markets of Germany, France, Canada, the United Kingdom, Australia and Spain is approximately 30 million people. In these key markets, the foreign-born ethnic populations for which JumpTV currently offers two or more channels total approximately 9 million people.

Six Non-US Key Markets
Foreign-Born Ethnic Populations



Total Foreign-born Ethnic Population
JumpTV Foreign-born Ethnic Population(1)
Millions of People
0
2
4
6
8
4.1
0.8
5.6
1.4
5.9
0.9
7.3
3.7
2.2
0.9
4.9
1.1
Australia
Canada
France
Germany
Spain
UK

Note:

(1) Represents foreign-born ethnic populations for which JumpTV currently offers two or more channels.

Source: Migration Policy Institute

We have conducted research and worked with the Migration Policy Institute to obtain information about ethnic populations in our key target markets. Below is more specific data about some of the communities that we serve with our current channel offerings.

Hispanic

- In 2004, approximately 40 million Hispanics lived in the United States. The population is projected to grow faster than any other major ethnic group in America to almost 50 million in 2009 and is projected to reach over 100 million by 2050 (almost 25% of the total US population).

- US Hispanic buying power is projected to grow from $686 billion in 2004 to $992 billion in 2009, which represents a 45% growth rate over the period.

- In 2005, 40% of US Hispanics used broadband at home and 23% watched Internet video or streaming video.

Asian (Southeast and East)

- In 2004, approximately 14 million Asians lived in the US. The population is projected to reach 33 million by 2050. In 2005, almost 60% of Asian-American online households had broadband access compared to approximately 40% of total US online households.

- Asian buying power in the US is projected to grow from $363 billion in 2004 to $528 billion in 2009, which represents a growth rate of over 45% over the period.

- In 2000, approximately 3 million Asians resided in the UK and approximately 1.5 million Asians resided in Canada.

Arab (Middle East and North Africa)

- In 1999, approximately 2.5 million foreign-born Arabs resided in France.

- In 2000, approximately 1.4 million Arabs resided in the US.

- In 2001, approximately 250,000 foreign-born Arabs resided in Canada and approximately 350,000 resided in Spain.

Non-English-speaking Europeans

- In 2002, approximately 2 million Turks resided in Germany.

- In 2000, approximately 1.2 million Greeks, 1.4 million Hungarians and 1 million Ukrainians resided in the US.

African

- In 2000, approximately 200,000 Nigerians resided in the US.

- In 2001, approximately 130,000 Kenyans resided in the UK.

JumpTV's Key Strengths

We believe that JumpTV's key strengths and factors that position JumpTV for success are:

(1) Exclusive world-wide contracts;
(2) A leading position and first mover advantage;
(3) Experienced management team;
(4) Product and technology innovation;
(5) JumpTV Delivery Infrastructure; and
(6) Scalable business model.

Exclusive World-wide Contracts

We believe that exclusive broadcasting rights create a barrier to entry to potential entrants in the world-wide delivery of ethnic television channels through the Internet. Since adopting its three-phase business strategy in May 2005, all of the agreements signed by JumpTV with channel partners have licensed to JumpTV the exclusive rights to broadcast their respective live linear feeds via Internet-enabled devices. Ten of JumpTV's licenses, signed prior to May 2005, are non-exclusive and JumpTV is currently approaching the related channel partners to renegotiate these licenses on an exclusive basis. See "The Business — Channel Partner Agreements" on page 28.

A Leading Position and First Mover Advantage

JumpTV is a leading subscription-based broadcaster of ethnic television as measured by number of channels. JumpTV has entered into license agreements with channel partners representing more than 190 channels from over 60 countries and is among the largest broadcasters of ethnic television through any medium in its key target markets. Moreover, in assessing its online subscription-based competitors, we believe that JumpTV has a significant first mover advantage and leadership position in the offering of live ethnic television channels over the Internet. See "The Market" and "Competition" on pages 18 and 39, respectively.

JumpTV vs. Traditional Providers of Ethnic Television[1]
Number of Channels Offered[2]


Channels Pending Implementation
Live Channels
Number of Ethnic Channels
0
50
100
150
200
198
67
131
140
91
70
51
44
43
35
33
29
JumpTV
DISH Network (US)
GlobeCast (US)
DirecTV (US)
Time Warner - NYC
Rogers - Toronto
Comcast - LA
RKS Berlin
SKY Freesat (UK)
Adelphia - Miami

Notes:

(1) The traditional television providers listed in the graph above represent JumpTV's assessment of its nine most significant competitors in its key target markets based on the number of ethnic television channels offered.

(2) In respect of JumpTV, the graph includes both channel partners that are live and available for subscription and those which have recently been signed but are not yet live and available for subscription. For the traditional providers of ethnic television, the graph includes ethnic channels that are live and available for subscription as set out on their websites in May 2006. All English language channels and English language channels for which the Second Audio Program functionality is available are excluded from the ethnic channel counts for the traditional providers of ethnic television. In the case of RKS Berlin, local German language channels are similarly excluded from the applicable ethnic channel counts.

Experienced Management Team

JumpTV is led by an experienced, dedicated and knowledgeable management team with a strong combination of operational and capital markets experience. See "Directors and Officers — Biographies of Directors and Officers" on page 68.

Product & Technology Innovation

Currently, JumpTV has a team of over 40 full time and consultant-based engineers, designers and network technicians implementing a product and technology road map to enhance its subscribers' user experience and the attractiveness of JumpTV to channel partners. See "The Business — Product and Technology Road Map" on page 31.

JumpTV Delivery Infrastructure

JumpTV has developed an IP-based delivery infrastructure to stream the live linear feeds of the Company's channel partners to subscribers around the world (the "JumpTV Delivery Infrastructure"). The JumpTV Delivery Infrastructure combines both proprietary and third party elements that we believe are optimal for the broadcasting of IP-based television signals to a global audience. The JumpTV Delivery Infrastructure consists of a network of primarily outsourced satellite downlink facilities and owned and outsourced distribution servers across North America, Europe, the Middle East, Latin America, Asia and Africa. We anticipate investing significantly in the Company's delivery infrastructure as the Company continues to grow. See "The Business — JumpTV Delivery Infrastructure" on page 29.

Scalable Business Model

JumpTV's business model is scalable. Adding channel partners and subscribers to JumpTV is achievable without a significant increase in JumpTV's fixed costs.

The Channels

Current Product Offering

JumpTV's primary product offering is the broadcast of its channel partners' live linear feeds over the Internet. JumpTV has entered into license agreements with channel partners representing more than 190 channels from over 60 countries. As of June 12, 2006, 131 channels were available for subscription and 67 channels were pending implementation.

JumpTV makes its channel partners' live linear feeds available to its subscribers at varying streaming speeds. Subscribers can choose from streaming speeds of 56kbps, 100kpbs and 350kpbs with select channels being tested at higher streaming speeds of 750kpbs and 1Mbps.

Channel Listing as of June 12, 2006

EUROPE (44)	
ALSAT	Albania
ATV	Bosnia & Herz.
Delta TV	Cyprus
Channel 10	Greece
Cosmos TV	Greece
Kydon TV	Greece
Magic TV	Greece
Sigma TV	Greece
Cool TV	Hungary
RTL Klub	Hungary
Sport Klub	Hungary
ALSAT M	Macedonia
MTV	Macedonia
BOIN	Montenegro
MBC	Montenegro
RTCG	Montenegro
TV Teuta	Montenegro
RTP Internacional	Portugal
BITV	Romania
OTV	Romania
Prima TV	Romania
ProTV International	Romania
Realitatea TV	Romania
Sport Klub	Romania
NTV Mir	Russia
ART Televizija	Serbia
RTV Sabac	Serbia
Sport Klub Serbia	Serbia
Canal 24 Horas	Spain
Canal Vasco	Spain
Docu TVE	Spain
EiTB	Spain
RTVV	Spain
TVE Internacional	Spain
AS TV	Turkey
BJK TV	Turkey
DreamTurk	Turkey
Euro D	Turkey
Euro Star	Turkey
TRT Int	Turkey
TRT4	Turkey
5 TV	Ukraine
Inter+	Ukraine
TRK Kyiv	Ukraine

THE CARIBBEAN (12)	
Antena Latina Int'l	Dominican Rep.
Carivisión Int'l	Dominican Rep.
CDN	Dominican Rep.
CTN	Dominican Rep.
Digital 15	Dominican Rep.
Sport Visión 35	Dominican Rep.
Telefuturo Canal 23	Dominican Rep.
Telemicro Canal 5	Dominican Rep.
Teleuniverso	Dominican Rep.
Hype TV	Jamaica
CDM Internacional	Puerto Rico
Gayelle Channel	Trinidad & Tobago

LATIN AMERICA (72)	
Canal 9	Argentina
Solo Tango	Argentina
Telefe Internacional	Argentina
ATB	Bolivia
Red Uno	Bolivia
Amazon Sat	Brazil
Band News	Brazil
Band Sports	Brazil
Canal 13	Brazil
Canal 21	Brazil
Rede Gospel	Brazil
TV Galega	Brazil
Canal 21 Multiglob	Chile
Canal 5	Chile
ITV	Chile
TV Chile	Chile
TVO	Chile
VLP	Chile
Cablenoticias	Colombia
Canal 13	Colombia
Canal Capital	Colombia
Caracol Int'l	Colombia
El Kanal	Colombia
Paisa Deportes	Colombia
Paisa Visión	Colombia
Ritmo TV	Colombia
Teleantioquia	Colombia
Telecafé	Colombia
Telecaribe	Colombia
Telepacifico	Colombia
Telepasto	Colombia
TV Agro	Colombia
ValleTV	Colombia
Asomavisión	Ecuador
Telesucesos	Ecuador
TV Satelital	Ecuador
Megavisión	El Salvador
TVS Deportes	Guatemala
Vea Canal	Guatemala
CNS	Guyana
NCN TV	Guyana
NTN	Guyana
VCT Network	Guyana
54 TV	Honduras
Telered	Honduras
Canal 22	Mexico
D99	Mexico
Multimedios TV	Mexico
Teleritmo	Mexico
Televisora del Pac.	Mexico
Canal Red Guarani	Paraguay
El Trece	Paraguay
Telefuturo	Paraguay
América TV	Peru
Bethel	Peru
Panamericana	Peru
PeruTV	Peru
VTV	Uruguay
Atel	Venezuela
Canal TRO	Venezuela
CMT	Venezuela
Global TV	Venezuela
Meridiano TV	Venezuela
Promar TV	Venezuela
TRT	Venezuela
TV Llano	Venezuela
TVO	Venezuela
TVS	Venezuela
Body Channel	Pan Latin America
Canal Int'l del Humor	Pan Latin America
RumbaTV	Pan Latin America
SalsaTV	Pan Latin America

MIDDLE EAST, NORTH AFRICA (36)	
Al Qamar	Arabian Gulf
Bahrain Sports	Arabian Gulf
Bahrain TV	Arabian Gulf
ETV	Arabian Gulf
Shababiyah	Arabian Gulf
Mehwar Channel	Egypt
Al Baghdadia	Iraq
Al Diyar	Iraq
Al Fayhaa	Iraq
Alsumaria TV	Iraq
Ashur TV	Iraq
Baghdad Satellite TV	Iraq
Beladi Satellite	Iraq
ATV	Jordan
Al Rai TV	Kuwait
2M	Morocco
PBC-TV	Palestine
Sudan TV	Sudan
Sham TV	Syria
Hannibal TV	Tunisia
Ajman TV	UAE
Deera TV	UAE
Sama Dubai	UAE
ABC	Pan Arab
Al Fajr	Pan Arab
Alalam Channel	Pan Arab
Aljazeera	Pan Arab
anb	Pan Arab
Arab Tourism	Pan Arab
Arabian Travel TV	Pan Arab
Dubai Sports	Pan Arab
Dubai TV	Pan Arab
Future TV	Pan Arab
Heya TV	Pan Arab
Osool TV	Pan Arab
SmartsWay	Pan Arab

AFRICA (10)	
Ethiopian TV	Ethiopia
Family TV	Kenya
KBC Channel 1	Kenya
RTP Africa	Mozambique
GTV	Nigeria
Primetime Ent.	Nigeria
TVR	Rwanda
Star TV	Tanzania
UBC	Uganda
WBS	Uganda

ASIA (24)	
Channel i	Bangladesh
NTV	Bangladesh
RTV	Bangladesh
ASC Flix	India
Balle Balle	India
Jaya TV	India
Punjab Today	India
SET Asia	India
iTV	Indonesia
MetroTVNews	Indonesia
Korean Channel	Korea
Nepal 1	Nepal
HumTV	Pakistan
TV One	Pakistan
Divine Mercy	Philippines
Living Asia	Philippines
Mabuhay Channel	Philippines
EDN Channel	Thailand
MVTV1	Thailand
MVTV2	Thailand
MVTV3	Thailand
Thai Chai Yok	Thailand
Thai POP Channel	Thailand
VTV4	Vietnam

JumpTV makes its channel partners' live linear feeds available, generally on a monthly subscription basis, through single-channel offerings ("à la carte" monthly pricing ranging from $5.95 to $16.95) and, increasingly, multi-channel packages ("bundled" monthly pricing ranging from $19.95 to $22.95). The Company's subscribers currently pay in US dollars, generally on a monthly basis in advance, principally using credit cards.

We believe that JumpTV's bundled channel packages deliver increased value for the Company's subscribers by providing more varied viewing choices at lower average per channel monthly prices, while at the same time allowing JumpTV to increase its ARPU through higher aggregate monthly subscription fees from its existing subscribers.

The current channel packages offered by JumpTV include:

Package Name	Number of Channels	Monthly Subscription Fee
1001 Nights (Arabic)	22	$22.95
Basque Package	2 plus 5 radio stations	$16.95
Colombian Package	13	$19.95
Peruvian Package	4	$14.95
Filipino Package	2	$14.95
Romanian Package	4	$19.95

We anticipate adding additional packages in the future.

Channel Partner Agreements

JumpTV's channel partner agreements are procured by the Company's Channel and Subscriber Acquisition Group which is led by Kaleil Isaza Tuzman. The general terms and conditions in respect of JumpTV's agreements with its channel partners are set forth below.

Broadcasting Rights

Pursuant to the channel partner agreements, JumpTV licenses from its channel partners the exclusive rights to broadcast the channel partners' live linear feeds world-wide over the Internet or through other IP-based broadcasting platforms. In many of the channel partner agreements, JumpTV's license extends to rebroadcasting of the channel partners' linear feeds on a live, time-shifted, pay per view, personal video recorder and video-on-demand basis. Of JumpTV's 198 channel partner agreements as at June 12, 2006, 188 had licensed to JumpTV the rights to broadcast their respective linear feeds on an exclusive basis via Internet enabled devices.

Certain of the channel partner agreements provide that JumpTV's exclusive license does not apply to specified jurisdictions or content, or to the channel partners' broadcasting of their live linear feeds through traditional closed networks operated by cable and satellite television providers to the extent such providers use IP-based distribution that are domestically regulated. Also, certain of the exclusive channel partner agreements become non-exclusive if JumpTV does not meet specified subscriber levels, or royalty payments based on specified subscriber levels. In addition, four of JumpTV's exclusive licenses become non-exclusive if JumpTV rebroadcasts in specified jurisdictions a similar language channel as the channel that is the subject of the agreement.

Content Substitution

JumpTV's channel partners are responsible for providing content to JumpTV that is intellectual property rights compliant and are contractually required to advise JumpTV when content for which they do not own the international distribution rights is scheduled to be aired by them to enable the Company to substitute compliant content in its place. JumpTV relies significantly on its channel partners to ensure that the content broadcast by JumpTV is intellectual property rights compliant.

Advertising Rights

Pursuant to the channel partner agreements, JumpTV generally has the right to replace all or a portion of the existing advertising on the channel partners' live linear feeds with JumpTV solicited advertisements. The channel partners are responsible for advising JumpTV of all scheduled advertisements so that JumpTV can effect advertising insertion on its broadcast of the channel.

Term

The channel partner agreements generally have an initial term of four years from the first date that the channel is available for subscription. As of March 31, 2006, the 96 channels that were live and available for subscription had an average remaining term of 3.60 years. After completion of the initial term, the channel

partner agreements generally provide that they renew on an annual basis unless either JumpTV or the channel partner gives 60 days written termination notice. Many of the channel partner agreements provide for automatic renewal at the end of the initial term on an annual basis for up to four additional annual renewals if JumpTV generates revenue for its channel partners based upon specified subscriber numbers in respect of the applicable channels or if JumpTV generates specified minimum subscriber thresholds in respect of the applicable channels.

Channel Partner Fees

The channel partners generally receive a specified percentage (approximately 20% on average) of the gross subscription revenue generated each month by JumpTV from the applicable channels. Pursuant to a small number of channel partner agreements, certain channel partners receive fees based on US dollar amounts per subscriber.

The channel partners will generally receive a specified percentage (typically 30%) of the gross revenue generated by JumpTV for advertisements inserted in the linear feeds of the applicable channels.

JumpTV Delivery Infrastructure

Overview

JumpTV has developed an IP-based delivery infrastructure to stream the live linear feeds of the Company's channel partners to subscribers around the world. The JumpTV Delivery Infrastructure combines both proprietary and third party elements, a combination that we believe is optimal for the broadcasting of IP-based television signals to a global audience. The JumpTV Delivery Infrastructure consists of a network of primarily outsourced satellite downlink facilities and owned and outsourced distribution servers across North America, Europe the Middle East, Latin America, Asia and Africa.

We anticipate investing significantly in the JumpTV Delivery Infrastructure as we continue to grow, including adding servers in the second half of 2006 in the cities identified in the diagram below. We believe that increasing the number of our servers globally is instrumental to the Company's ability to deliver the best possible user experience to its subscribers.


CHANNEL ACQUISITION
IP Feed
Multi-channel acquisition site
DISTRIBUTION LOCATIONS
Distribution Servers
Distribution Servers Planned in 2006
Montreal
New York
Miami
Mexico City
Santo Domingo
Tegucigalpa
San Salvador
Caracas
Bogotá
Quito
Lima
São Paulo
Santiago
Montevideo
Prague
Budapest
Belgrade
Athens
Cairo
Dubai
Lagos
Nairobi
Kigali
New Delhi
Bangkok
Singapore
Manila
Seoul
Tokyo
Sydney

The primary services that the JumpTV Delivery Infrastructure provides include:

(1) Signal acquisition;

(2) Streaming; and

(3) Digital Rights Management and content substitution.

Signal Acquisition

JumpTV acquires each channel partner's live linear feed through either a satellite downlink facility or an IP feed. For those channel partners whose signals are available through a wholesale satellite provider, JumpTV acquires the signals through its network of owned or outsourced satellite downlink facilities. For those channel partners whose signals are not available through a wholesale satellite provider, JumpTV acquires the signals by installing a server at the channel partners' control rooms or at their local cable or Internet service provider head-ends. In a small number of cases where local country bandwidth is unreliable or prohibitively expensive, the channels are obtained through file transfer on a time-delayed basis. In each case, JumpTV encodes the signal and transports the signal via Internet backbone providers to JumpTV's nearest server location.

Streaming

Pursuant to the channel partner agreements, JumpTV is responsible for managing content stream integrity. Signal latency presents challenges when acquiring real-time video signals from around the world and transporting them over long distances, particularly for video signals sent over the Internet. JumpTV aims to maintain signal quality to ensure the best possible user experience.

Once JumpTV has acquired a signal, its network of streaming servers delivers content streams to subscribers via the Internet to which JumpTV connects through Teleglobe America Inc. or Cogent Communications, Inc. JumpTV's streaming servers serve the channel partners' live linear feeds through the Windows Media Server, allowing the Company's subscribers to view the specific streams on Microsoft's Windows Media Player. The Windows Media Player is free to download.

Digital Rights Management and Content Substitution

Digital Rights Management ("DRM") generally refers to the manner in which IP-based video providers identify and apply specific usage rules to their data or digital media. JumpTV uses its DRM technology for purposes of security and international distribution rights compliance, including the substitution of certain non rights-compliant content with material sourced from channel partners' archives. Appropriate content substitution is achieved collaboratively with channel partners, through direct interaction by JumpTV team members, and the use of electronic program guides and automated tools.

JumpTV currently employs Microsoft's industry-standard DRM platform which allows the Company to encrypt the streams of its channel partners' live linear feeds and protect the content from illegal piracy. Currently JumpTV encrypts one of its channel partner's live linear feeds. In addition, Microsoft's DRM platform allows JumpTV to place usage restrictions on certain content as it is streamed or downloaded. For example, the length of time a video on demand download is available for viewing by a JumpTV subscriber can be restricted.

In addition, in connection with the DRM technology, JumpTV has developed proprietary security software that ensures that two or more users cannot log-in to JumpTV using the same log-in credentials. In addition, DRM technology provides a geo-filtering functionality designed to restrict viewing from certain geographic locations. Geo-filtering restrictions are based on the subscriber's IP-address as well as the subscriber's billing address.

Product and Technology Road Map

JumpTV has developed and is implementing a product and technology road map as part of its strategy to develop the best possible user experience, including:

(1) Enhancing website functionality and usability;

(2) Acquiring rights to complementary content;

(3) Enhancing Digital Rights Management;

(4) Developing complementary functionalities (video on demand, pay per view, time zone shifting, personal video recording);

(5) Developing a Comprehensive Subscriber Satisfaction Service;

(6) Developing targeted advertising capabilities;

(7) Developing community-focused social networking services;

(8) Viewing over television; and

(9) Viewing over mobile devices.

Enhancing Website Functionality and Usability

JumpTV is implementing improvements and alterations to its current website. In addition, JumpTV has completed specifications and has a project development plan in connection with its next generation platform, Jump 3.0. JumpTV expects to launch its newly-designed Jump 3.0 website during the second half of 2006.

Acquiring Rights to Complementary Content

JumpTV is pursuing a strategy of acquiring the rights to content that complements the Company's current product offering, including:

- **Radio**

JumpTV intends to offer over the Internet to the Company's subscribers radio content available from the Company's channel partners. Many of the Company's channel partners have affiliated radio stations and have expressed interest in broadcasting their radio stations through the JumpTV platform. JumpTV intends to include radio content in packages with related channels, rather than on a stand-alone basis, and charge incremental monthly subscription prices for radio content.

The Company intends to stream its radio at 26kbps. In May 2006, the Company commercially launched its first radio offering, the Basque Package, which consists of two television stations and five radio stations from the Basque region of Spain. On May 6, 2006, JumpTV acquired the Internet broadcasting rights to two Brazilian radio stations. In June 2006, JumpTV completed an agreement of purchase and sale of assets with HVMedia, Limited and its principals, acquiring certain audio programming assets resulting in the addition of 12 radio stations from Jamaica, Trinidad and Tobago and Guyana to the Company's product offering. See "Recent Developments — Homeview Acquisition" on page 62.

- **Sports**

JumpTV's strategy regarding the acquisition of sports content includes: (i) capitalizing on sports content that is currently aired by the channel partners and for which the channel partners own the international Internet distribution rights; (ii) approaching sports federations in conjunction with existing channel partners or in conjunction with potential new channel partners for the rights to broadcast sporting events over the Internet; and (iii) continuing to sign channel partner agreements for sports focused channels. The Company is planning on promoting upcoming sporting events that may be broadcast by the channel partners, as well as offering distinct sporting events on a pay per view basis.

JumpTV has tested two pay per view events (The World Touring Car Championship Race in conjunction with Eurosport in November 2005 and a US Boxing Association title fight in May 2006), and has promoted

several football matches and other sporting events to its subscribers. JumpTV continues to sign channel partner agreements for sports-focused channels including Meridiano TV, Sport Klub Hungary, Sport Klub Romania, Sport Klub Serbia, Bahrain Sports Channel, and others. The Company's strategy of approaching sports federations and leagues is still in the initial stages.

- **Music**

JumpTV intends to directly license music titles from countries in which the Company has channel partners and offer them over the Internet on both an interactive and a non-interactive basis. Non-interactive music offerings would consist of pre-arranged playlists arranged by genre (for example, "Oldies" or "New Releases") which would be available for a monthly subscription price. Interactive music offerings would include: (i) self-selected playlists, where music titles would be available for a monthly-subscription price; and (ii) a download-to-own service, where music titles would be available on a price-per-download basis.

The Company has entered into discussions with technology providers to provide JumpTV with a white-label solution for this interactive functionality.

- **Dubbed television and movies**

JumpTV is in discussions with licensors of television broadcasts and movies, who are not the Company's channel partners (i.e. content producers), that have been dubbed in languages other than English, with the intent to offer such content to the Company's subscribers on a video on demand basis. JumpTV expects that any such licenses would permit the marketing of the related television broadcasts and movies to prospective subscribers located outside of those countries in which the dubbed television broadcasts have already been licensed.

- **Original language television and movies**

JumpTV is in discussions with licensors of television broadcasts and movies, outside of the Company's channel partners (i.e., direct from content producers), that have been produced in languages other than English, with the intent to offer such content to the Company's subscribers on a video on demand basis. JumpTV expects that any such licenses would permit the marketing of the related television broadcasts and movies to prospective subscribers located outside of those countries in which the content has already been licensed.

- **Foreign-language cartoons, animation and other programming for children**

JumpTV is in discussions with licensors of foreign-language cartoons, animation and other children's programming with the intent to offer such content to the Company's subscribers on a video on demand basis. JumpTV expects that any such licenses would permit the marketing of the related content to prospective subscribers outside of those countries in which the cartoons, animation and other children's programming have already been licensed. We believe that these offerings would be attractive to subscribers because the foreign-language versions of such content are generally not readily available outside of the country for which the content was made.

JumpTV has entered into an exclusive agreement with Cookie Jar Entertainment to offer the Portuguese-language versions of *The Adventures of Paddington Bear*, *Astro Farm*, *Huxley Pig*, *The Perishers*, *Portland Bill*, *Simon in the Land*, *Wimzie's House* and *Mona the Vampire* on a video on demand basis outside of Portugal and Brazil. JumpTV also has the exclusive rights to the Spanish versions of these titles in certain non-Spanish-speaking countries globally.

In addition, JumpTV International has entered into an exclusive agreement with HIT Entertainment Limited to offer the Portuguese-language version of *Bob the Builder* outside of Portugal and Brazil.

- **Archived content from channel partners**

JumpTV is in discussions with many of the Company's channel partners to license certain of their popular archived content (i.e., content that has already been aired) for use in connection with the Company's content substitution requirements and as video on demand offerings. In April 2006, JumpTV completed the

digitization of two of TV Chile's series, *Justicia para Todos* (Justice for All) and *Tiempo Final* (Final Hour), and the Company intends to offer them on a video on demand basis in the second half of 2006.

JumpTV intends to market such complementary content to its subscribers and prospective subscribers based on the demographic characteristics of the users of its website. We believe that adding a greater selection of complementary content to JumpTV's website will: (i) create opportunities to increase ARPU; (ii) increase the "stickiness" of the Company's website (or in other words, the ability of the Company's website to attract and retain subscribers); and (iii) diversify the Company's product offering so as to reduce dependence on any one channel partner.

Enhancing Digital Rights Management

To supplement its current DRM platform, the Company intends to license a content management system from a third-party provider. The content management system would electronically document and store identification labels known as "meta-tags" in respect of every piece of video content that is processed and broadcast by JumpTV. These meta tags will reflect multiple terms of use that relate to each piece of content from the Company's channel partners or from other content providers from whom the Company will license content in the future (including, for example, rules with respect to geo-filtering and content substitution). Enhancing JumpTV's DRM platform in such a manner would permit greater automation and sophistication in the management of the Company's DRM's "use rights" function, thereby enhancing the Company's international distribution rights compliance.

Developing Complementary Functionalities

JumpTV is in the process of developing functionalities to complement its current product offering which it expects to launch during the second half of 2006, including:

- **Video on demand**

  Video on demand enables subscribers to view specific content when they wish to, rather than according to a broadcaster's schedule. JumpTV intends to offer certain content on a video on demand basis, including (i) archived programming from the Company's channel partners, (ii) dubbed and foreign-language movies, and (iii) dubbed and foreign-language television shows (including children's programming and animation).

  We believe that a strong video on demand offering will require both an upgrade to JumpTV's current user interface and the integration of the video on demand product into its existing billing and authentication systems. The Company's current plans are to license video on demand technology and its related functionalities from third parties on an as needed basis.

- **Pay per view**

  JumpTV intends to offer live events (for example, sporting events and music concerts) to subscribers on a pay per view basis. JumpTV has tested two pay per view events to date: (i) in November 2005 with Eurosport SA, when JumpTV broadcast the final race of The World Touring Car Championship live from Macau, China, and (ii) in May 2006, when JumpTV broadcast a US Boxing Association Heavyweight Championship Fight. After the costs associated with the upgrade and implementation of the video on demand product, we believe that the incremental costs of executing the pay per view functionality will be limited.

- **Time zone shifting**

  In order to provide JumpTV's subscribers with the ability to view the Company's channels at times that may be more convenient than the timing of the live linear feed, the Company offers, on a limited basis, certain streams on a time zone shifted basis. The Company's time zone shifting functionality allows subscribers to choose from three to five predetermined time zone shifts, which enables JumpTV subscribers to watch programming at more convenient times. To enable time zone shifting, the Company archives content from relevant channels for a maximum of 24 hours. Currently, JumpTV provides time zone shifted feeds for Sony Entertainment Asia and Nepal 1, and the Company intends to offer time zone shifting for additional channels in the future.

• **Personal video recording**

JumpTV intends to offer subscribers a functionality similar to personal video recording offered by cable and satellite providers. Certain of the channel partners' linear feeds will be stored for a defined period of time, during which subscribers will be able to choose stored programming from an electronic program guide. The Company is currently in discussions with third party technology providers to develop interactive functionalities such as play, stop, fast forward, rewind and pause.

Developing a Comprehensive Subscriber Satisfaction Service

The Company places great emphasis on subscriber satisfaction. JumpTV has a subscriber satisfaction team that corresponds with subscribers on all customer service related enquiries. The Company's subscriber satisfaction representatives strive to provide timely, friendly and effective responses to issues subscribers may have. Currently, JumpTV's subscriber satisfaction platform primarily addresses subscriber issues relating to the broadcasting of JumpTV's live linear feeds, technical support and billing clarification.

The Company's subscriber satisfaction representatives offer 24-hour email response to subscriber issues from the Company's offices in Montreal. The Company also engages outsourced subscription satisfaction representatives located in Minsk, Belarus. The Company is also considering the implementation of 24-hour toll-free telephone support and 24-hour online chat support.

Developing Targeted Advertising Capabilities

To date, JumpTV has not engaged in targeted advertising. Initially, JumpTV intends to introduce advertising that is targeted to users on the basis of billing address, gender and subscription packages. Over time, JumpTV expects to target advertising on the basis of a more sophisticated analysis of subscriber viewing patterns and demographics.

JumpTV intends to utilize the following methods of targeted advertising:

• **Banner Advertising**

JumpTV has designed its channel partner landing pages with space for the placement of banner advertisements.

• **Pre-Roll Advertising**

"Buffering", or "pre-roll", refers to the time period during which the channel partners' live streams are being loaded after the subscriber clicks on the web link associated with the channel. Using each subscribers' unique IP address, JumpTV intends to target advertisements based on each subscriber's user profile.

• **Advertising Substitution**

Pursuant to the channel partner agreements, JumpTV generally has the right to replace the existing advertising on the channel partners' live linear feeds with JumpTV solicited advertisements. The Company intends to offer advertising spots within the channel partners' linear feeds to advertisers who wish to target ethnic audiences in the locations where the Company's subscribers reside. Using each subscribers' unique IP address, JumpTV intends to substitute advertisements based on each subscriber's user profile.

Developing Community-Focused Social Networking Services

We believe JumpTV's programming resonates with ethnic communities around the world and, as such, we believe that a forum for social networking is a natural extension of JumpTV's product offerings. JumpTV intends to integrate community-focused social networking tools into its product offering (including multi-user chat rooms and user-generated video libraries) and added blogging forums to certain of its landing pages in February 2006. In April 2006, comScore Media Metrix reported 615,000 unique visitors to JumpTV's website.

Viewing over Television

While JumpTV subscribers can view content through any Internet-enabled device, the Company's dedicated encoders are configured to provide an optimal viewing experience for conventional computers and laptops. In order to optimize the viewing experience for television sets, JumpTV intends to build a user-friendly "10-foot interface" which replicates the functionality on JumpTV's website and facilitates navigation of the site using a remote control (i.e., a subscriber is 10 feet away from his or her television, viewing video content in the conventional manner). This "10-foot interface" is becoming more prevalent as providers of online video content strive to make the viewing experience as easy as possible. Certain standards for the "10-foot interface" are emerging in the market today and include the interface on the Windows Media Center.

Viewing over Mobile Devices

Currently, subscribers may view their JumpTV live linear feeds through smart, web-browsing capable mobile phones. However, JumpTV has yet to add encoders to the JumpTV Delivery Infrastructure that would optimize the mobile phone viewing experience. JumpTV intends to add such encoders to the JumpTV Delivery Infrastructure during the second half of 2006. JumpTV also intends to solicit partnerships with mobile telephony carriers for the offering of co-branded content to the mobile telephony carriers' subscribers.

Subscriber Acquisition Strategy

JumpTV has approximately 16,000 subscribers (based on the number of credit cards used to make purchases) in 80 countries who have purchased approximately 17,500 channel and bundled subscriptions.

JumpTV Subscribers — Geographic Breakdown
June 2006



Canada 8%
Japan 3%
Australia 2%
Others 12%
Europe 22%
United States 53%
Norway 2%
Sweden 2%
France 2%
Germany 1%
Switzerland 1%
Italy 1%
Spain 8%
United Kingdom 5%

Source: JumpTV

JumpTV's strategy has been to focus on channel partner acquisition and on augmenting the Company's product offering and, as a result, JumpTV has incurred minimal marketing expenditures to date. The Company is in the early stages of launching its four-pronged subscriber acquisition strategy, which includes the following components:

(1) Ethnic portals and affiliate marketing;

(2) Co-branded offerings;

(3) Direct-to-consumer marketing; and

(4) Subscriber-led viral marketing.

Ethnic Portals and Affiliate Marketing

JumpTV has begun to engage ethnic community portals and other ethnic websites to place JumpTV's logo or links to JumpTV's website on such ethnic portals or websites. We believe that ethnic websites and community portals have visitors who will find JumpTV's offerings attractive because they are already online, actively accessing content from their home country. The Company offers ethnic community portals different fee arrangements, including paying such portals for advertising JumpTV on their website. As of June 12, 2006, the Group has affiliate marketing partnerships with the following ethnic community portals or websites, on which the JumpTV logo or other links to www.jumptv.com are present:

Affiliate Partner URL	Channels Marketed	Targeted Ethnicity
www.allafrica.com	All SSA	African
www.tango.or.tz	Star TV	African
www.kenyaunlimited.com	KBC, Family TV	African
www.africanmag.net	All SSA	African
www.blackstarnews.com	All SSA	African
www.arteabyssinia.com	Ethiopia TV	African
www.cyberethiopia.com	Ethiopia TV	African
www.abeokuta.org	Gateway TV	African
www.bethelmusic.org	Ethiopia TV	African
www.unaanet.com/www.unaanewyork.com	UBC, WBS	African
www.selamta.net	Ethiopia TV	African
www.bostonkorea.com	TKC	Asian
www.visit-montenegro.com	RTCG, MBC, TV Teuta, TV Boin	European
www.dan.cg.yu	RTCG, MBC, TV Teuta, TV Boin	European
www.pobjeda.cg.yu	RTCG, MBC, TV Teuta, TV Boin	European
www.canada-portugal.com	RTPI	European
www.ecuaventura.com	Ecuadorian Channels	Hispanic
www.lanacionlatina.com	Colombian Channels	Hispanic
www.1uruguayoafuera.com	VTV	Hispanic
www.redota.com	VTV	Hispanic
www.chileexportadores.com	Chile TV	Hispanic
www.pasto.com	Colombian Channels	Hispanic
www.astormedia.com	Colombian Channels	Hispanic
www.cauca.com	Colombian Channels	Hispanic
www.2001.com.ve	Meridiano TV	Hispanic
www.rinconchileno.com	Chile TV	Hispanic
www.arequipalinda.com	Peruvian Channels	Hispanic
www.proimagenescolombia.com	All channels	Hispanic
www.deguate.com	Guatemala channels	Hispanic
www.albawaba.com	1001 Nights Package	MENA(1)

Note:

(1) In this case, MENA refers to Middle Eastern and North African.

Co-Branded Offerings

JumpTV is in discussions with certain Internet service providers and intends to initiate discussions with other fixed and mobile telecommunications carriers and satellite and television providers in respect of potential co-branded marketing opportunities. The Company intends to pursue integrated offerings with distribution and marketing partners, which may include co-branded marketing and broadcasting selected channels over their networks with the partners also providing billing services and integrated customer service. JumpTV is contemplating both revenue and advertising supported models with respect to such co-branded offerings.

JumpTV has entered into an Internet distribution agreement with Terra (a wholly-owned subsidiary of Telefónica Internacional, S.A.), under which Terra agrees to distribute certain JumpTV content through Terra and its affiliates' portal, e-commerce sites and Internet service providers in Argentina, Brazil, Chile, Colombia, Costa Rica, the Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Uruguay and Venezuela. JumpTV's logo and trade marks will be visible for all users viewing the content through Terra's portal, ecommerce sites and Internet service providers and JumpTV and Terra will split net revenue generated through JumpTV-associated web pages within the Terra network equally. See "Recent Developments — Telefónica Agreement" on page 62.

Direct-to-Consumer Marketing

JumpTV intends to utilize online and offline media in marketing directly to consumers. Online marketing initiatives include:

- **Links and banners**

  JumpTV expects to market directly to consumers through strategically placed links and banner advertisements on channel partners' websites and other websites. Under the channel partner agreements, channel partners are required to promote the availability of their live streams on JumpTV through banners and links on their websites. We believe that this type of promotion is and will continue to be an important driver of subscriber growth.

- **Search engine ranking**

  JumpTV's goal is to maintain visibility in the top 10 search results, or first page, of search engine keyword searches, which we believe is important for potential subscribers to learn about JumpTV's service. JumpTV intends to employ key-word bidding techniques and other site optimization techniques that will position the Company appropriately on both paid and natural search rankings.

- **Email marketing campaigns**

  JumpTV has begun targeted email marketing campaigns to existing and potential subscribers promoting newly-launched channels and packages and for announcements of its upcoming pay per view events. The Company selectively purchases email address lists from organizations that it feels represent JumpTV's target ethnic audience.

Offline marketing initiatives include:

- **Traditional advertising**

  Many of JumpTV's primary target markets have dedicated, ethnic focused newspapers, magazines and television and radio programming. On June 23, 2006, the Company entered into an agreement with Telelatino, a Canadian television broadcaster that airs programming targeted at the Hispanic and Italian communities in Canada, to purchase television advertising time for the promotion of JumpTV's services (see "Recent Developments — Telelatino Agreement" on page 63). The Company intends to pursue similar initiatives in the future, selectively advertising in ethnic media in the Company's target subscriber markets.

- **Grassroots marketing tactics**

  The Company intends to market JumpTV at ethnic community events, festivals and ceremonies, as well as selectively sponsoring events. In addition, the Company intends to market at retail outlet stores including, ethnic video stores, grocery stores, convenience stores and other local retailers that members of ethnic community groups frequent. Pursuant to the Telelatino Agreement, JumpTV will have a presence at certain Hispanic festivals organized by Telelatino.

- **Self service resellers**

  JumpTV intends to identify motivated individuals within ethnic communities to be resellers of JumpTV's services. JumpTV intends to offer an online tutorial, after which such individuals would be tested and authorized as JumpTV resellers. Authorized resellers will receive recurring payments for signing-up subscribers in their respective communities for the life of any new subscriptions that they generate. In

addition, JumpTV intends to approach existing ethnic media providers to partner with their established networks of resellers.

• **Other**

The Company intends to utilize other initiatives that are aimed at increasing JumpTV's relevance in local communities and creating broad brand recognition across ethnic communities globally, including targeting early adopters at universities, colleges and high schools and targeting key influencers at embassies, consuls and employment agencies.

Subscriber-Led Viral Marketing

The ability of JumpTV subscribers to form communities and communicate with each other via JumpTV community-focused social networking tools will, we hope, result in a viral marketing effect through which subscribers market the product themselves at marginal Subscriber Acquisition Costs to the Company. In addition, we believe that these community-focused social networking tools will result in lower Churn and higher retention rates.

Employees and Contractors

As of July 31, 2006, JumpTV had 66 employees and 26 contractors, including both full-time and part-time resources. A breakdown of these employees and contractors by main category of activity and geographic location is as follows:

	Number of Employees/Contractors				
Category of Activity	**2006(1)**	**2005(2)**	**2005(3)**	**2004(4)**	**Geographic Location**
Office of the CEO and Corporate Development	5	4	1	1	North America
Channel & Subscriber Acquisition Group	26	28	—	—	North America, Latin America and the Caribbean, Europe, Asia Pacific, Africa and the Middle East
Product & Technology Operations	39	13	2	2	North America
Marketing & Subscriber Satisfaction	11	1	—	—	North America
Finance, Human Resources, Legal and Administrative	11	5	—	—	North America
Total	92	51	3	3	

Notes:

(1) As of July 31, 2006.

(2) As of December 31, 2005.

(3) As of March 31, 2005.

(4) As of March 31, 2004.

COMPETITION

JumpTV competes for subscribers with all providers of ethnic content, including, but not limited to: (i) Direct-To-Home ("DTH") satellite television providers; (ii) cable television providers; (iii) ethnic Internet video providers; (iv) free-to-air television broadcasters; (v) major Internet portals and other providers of video content over the Internet; (vi) non-video ethnic media; and (vii) new technologies and entrants. The Company competes with its competitors principally on the basis of number, quality, accessibility and pricing of ethnic channels offered and on the quality of signals offered. Many of these competitors have substantially greater financial, marketing and other resources than JumpTV. The Company's earnings and operating results could be materially adversely affected if JumpTV is unable to compete successfully with these and other new providers of ethnic video content.

DTH Satellite Television Providers

DTH satellite television providers typically provide a diverse multi-channel video offering, including multiple ethnic channels from countries outside North America and Western Europe. DTH service can be received throughout the Company's target subscriber markets through small rooftop or wall-mounted outside antennas.

As of March 31, 2006, the two main players in the US DTH satellite television market were DIRECTV Inc. (approximately 15 million subscribers) and EchoStar Communications Corp., operator of the Dish Network DTH branded offering (approximately 12 million subscribers). DIRECTV offers 70 ethnic channels and Dish Network offers 140 ethnic channels through their DTH platforms in the US. Another player in the US DTH market is GlobeCast World TV, offering 91 ethnic channels on its DTH platform.

Bell Canada Enterprises was the leading DTH service provider in Canada as of March 31, 2006, offering 19 ethnic channels on its Bell Expressvu DTH service to approximately 1.7 million subscribers.

As of March 31, 2006, British Sky Broadcasting led the UK market, offering 30 ethnic channels through its Sky DTH platform to approximately 8.1 million subscribers, and Canal Satellite (with approximately 3 million subscribers to its DTH platform with a limited ethnic channel offering), Premiere AG (with approximately 3.5 million subscribers to its DTH platform offering 20 ethnic channels) and Sogecable SA (with approximately 2 million subscribers to its Digital+ platform with a limited ethnic channel offering) were the leading DTH service providers in France, Germany and Spain, respectively.

Typically, DTH satellite television platforms offer video on demand, pay per view, personal video recording and time zone shifting services. JumpTV is currently developing its own ethnic video on demand, pay per view, personal video recording and time zone shifting services which it expects to roll out during the second half of 2006.

Cable Television Providers

Cable television operators typically have a large, established customer base and many cable operators have significant investments in, and access to, programming. As of March 31, 2006, of the 110 million television households in the US, approximately 65 million were subscribers to cable television service as published by the National Cable & Telecommunications Association, a penetration rate of 59%. Cable television operators continue to leverage their advantages relative to JumpTV by, among other things, bundling their analog video service with expanded digital video services, two-way high speed Internet access and telephone services. Cable television operators are also able to provide service to multiple television sets within the same household at a lower incremental cost to the consumer.

Leading cable television operators in the US include:

- Comcast Corporation: As of March 31, 2006, Comcast Corporation had approximately 21.5 million subscribers to basic cable (10.1 million of which are digital cable subscribers). As of May 2006, Comcast Corporation offered ethnic televisions channels across its cable television platform including 43 ethnic television channels offered through its cable television service in Los Angeles and 27 ethnic television channels offered through its cable television service in Chicago;

- Time Warner Inc.: As of March 31, 2006, Time Warner Inc. had approximately 11 million subscribers to basic cable (5.4 million of which are digital cable subscribers). As of May 2006, Time Warner Inc. offered ethnic televisions channels across its cable television platform including 51 ethnic television channels offered through its cable television service in New York; and
- Adelphia Communications: As of March 31, 2006, Adelphia Communications had approximately 4.9 million subscribers to basic cable (2.0 million of which are digital cable subscribers). As of May 2006, Adelphia Communications offered ethnic television channels across its cable television platforms including 29 ethnic television channels offered through its cable television service in Miami.

Leading cable television operators in Canada include:

- Rogers Communications Inc.: As of March 31, 2006, Rogers Communications Inc. had approximately 2.3 million subscribers to basic cable. As of May 2006, Rogers Communications Inc. offered ethnic television channels across its cable television platform including 44 ethnic television channels offered through its cable television service in Toronto; and
- Shaw Communications Inc.: As of February 28, 2006, Shaw Communications Inc. had approximately 2.2 million subscribers to basic cable. As of May 2006, Shaw Communications Inc. offered ethnic television channels across its cable television platform including five ethnic television channels offered through its cable television service in Vancouver.

Leading cable television operators in JumpTV's key target markets in Europe include:

- NTL Incorporated (UK): As of December 31, 2005, NTL Incorporated (UK) had approximately 3.3 million subscribers to basic cable. NTL Incorporated's ethnic channel offering includes 10 ethnic channels (pre-Telewest Global Inc. merger) offered through its UK cable television service;
- Liberty Global, Inc. (UPC France): As of December 31, 2005, Liberty Global, Inc. (UPC France) had approximately 1.6 million subscribers to basic cable. Operating under the name UPC France, its channel offering includes 12 ethnic channels offered through its French cable television service; and
- Kabel-Service Berlin GmbH: As of May 2006, operating under the name RKS, Kabel-Service Berlin GmbH's channel offering includes 35 ethnic channels offered through its German cable television service.

Typically, digital cable platforms currently offer video on demand, pay per view, personal video recording and time zone shifting services. JumpTV is currently developing its own ethnic video on demand, pay per view, personal video recording and time zone shifting services which it expects to roll out during the second half of 2006.

Ethnic Internet Video Providers

New providers of ethnic video content over the Internet are constantly emerging. Video content over the Internet is currently offered in various formats including live linear feeds, video on demand, pay per view and highlights and clips either on a subscription or free advertisement supported basis. We regard the following ethnic video content providers as examples of competitors to JumpTV:

Ethnic video on demand

- MediaZone: Offers sports, lifestyle, arts and general programs on a pay per view and video on demand basis as well as the live linear feeds of certain channels featuring ethnic general entertainment content from countries such as China, Trinidad and Tobago and Mongolia;
- SooTV: Offers over 100 Mandarin-language individual television shows/titles for viewing on a video on demand basis; and
- Planeta: Offers programming primarily related to Latin music on a video on demand basis.

Ethnic live linear feeds

- Planetvu: Offers seven channels in beta, licensed from Zee Telefilms, an entertainment and broadcasting company based in India; and
- Greengrass TV: Offers user interface development of video on demand as well as live streaming on a pay-per-amount-of-time-viewed basis. In addition, Greengrass is involved in the distribution of six channels with a limited ethnic focus.

In addition, there are multiple operators of pirated video content who stream content for which they have not received approval. Furthermore, there are multiple front end websites which provide a menu of links to video content via websites or free-to-air broadcasts on the Internet. These pirates and front-end websites have varying menus of ethnic content and offer such content at varying degrees of streaming quality.

Moreover, certain broadcasters have an internal IP distribution strategy whereby they make their live linear feeds, as well as repurposed content, available through their own websites on a paid basis or free advertisement supported basis.

Free-to-Air Television Broadcasters

Free-to-air television broadcasters are typically broadcasters in their domestic market only. Their service, which includes ethnic television offerings, can be received throughout the Company's target subscriber markets through over-the-air antennas or as part of basic cable television services. One example of such a broadcaster is Univision, which operates 62 Spanish-language television channels (together with other Spanish-language media assets) across the US.

Major Internet Portals and Other Providers of Video Content Over the Internet

Major Internet portals, including Yahoo!, Google, MSN and AOL, offer video content on both a paid and free advertising-supported basis. In addition, ethnic portals that pursue video strategies may compete with JumpTV. Other video file sharing services like YouTube, where customers can share personal and other video content with each other, may also compete with JumpTV.

Non-Video Ethnic Media

JumpTV considers its target subscribers as members of specific diaspora communities as determined by shared nationality, language or culture, generally excluding communities for which English is the primary language. Non-video ethnic media services available to such diaspora communities, including ethnic newspapers, radio, magazines and websites, may compete with JumpTV's ethnic television and other media offerings.

New Technologies and Entrants

New technologies and entrants could also have a material adverse effect on the demand for JumpTV's ethnic television offerings. For example, fixed line telecommunications and mobile telephony companies who offer or plan to offer video services may be competitors to JumpTV. Together with other industry observers, JumpTV believes that 2006 should witness the launch of various closed network IPTV services around the world. For fixed line telecommunications companies, IPTV will likely be seen as a central element of a provider's multi-product voice, high speed Internet and video offering ("triple-play") growth strategy as they strive to compete with the cable and satellite television providers.

These new closed IP technologies are both a competitive threat to JumpTV and a potential opportunity for JumpTV to enter into strategic distribution partnerships with operators of closed IP networks. We believe that the significant investments in technology made by operators of closed IP networks will create an appetite for content provided by JumpTV for distribution through such closed IP networks.

In addition, traditional telephone companies and others are implementing and supporting digital video compression over existing telephone lines and digital "wireless cable", which may allow them to offer video services without having to develop a new infrastructure. Moreover, mergers, joint ventures and alliances among franchise, wireless or private cable television operators, telephone companies and others may result in new

providers capable of offering television services in competition with JumpTV. Furthermore, all of these providers may use existing and new technologies to offer a bundle of television and telecommunications services that may prove to be more competitive than the Company's current offerings. As a result, JumpTV may not be able to compete successfully with existing competitors or new entrants in the market for television services.

Finally, JumpTV may be placed at a competitive disadvantage to the extent that other multi-channel video providers are able to offer programming in higher definition than JumpTV. While the Company expects that it will continue to offer its video content at increasingly higher streaming speeds, there can be no assurance that the Company will be able to compete effectively with high definition program offerings from other video providers.

THE REGULATORY ENVIRONMENT

JumpTV operates at the intersection of two growth sectors of the media industry: (1) IPTV (Internet Protocol Television), and (2) ethnic media services. Government and regulatory authorities in many jurisdictions regularly review their broadcasting rules and policies, including the application of those rules and policies to new and emerging media, including IPTV and the Internet. The regulatory environment in which the Company operates is discussed below. See also "Risk Factors — Risk Factors Related to Regulatory Matters" on page 108.

IPTV

Traditional television broadcasting businesses are generally subject to extensive government regulation and significant regulatory oversight in most jurisdictions, including many of the countries from which JumpTV's channels originate and many of the countries into which JumpTV transmits its channels to subscribers. Regulations typically govern the issuance, amendment, renewal, transfer and ownership of broadcast licenses, competition and cross ownership and sometimes also govern the timing and content of programming, the timing, content and amount of commercial advertising and the amount of foreign versus domestically produced programming. In many jurisdictions, including Canada and the United States, there are also significant restrictions on the ability of foreign entities to own or control traditional television broadcasting businesses. JumpTV is not aware of any regulations in any of the jurisdictions in which its subscribers reside that would require JumpTV to be licensed as a broadcaster in any of those jurisdictions, although in certain circumstances, JumpTV may be required to block certain of its channels on an IP address-identified basis in certain jurisdictions (such as China, Saudi Arabia and the UAE).

While JumpTV attempts to monitor regulatory developments potentially affecting the broadcasting of ethnic television over the Internet in countries in which it has subscribers, it relies significantly on its channel partners to monitor any legal and regulatory developments in the jurisdictions from which they transmit their live linear feeds to JumpTV. This includes possible copyright and programming rights issues associated with the retransmission of television broadcast services.

Governments and regulatory authorities in many jurisdictions regularly review their broadcasting rules and policies, including the application of those rules and policies to new and emerging media. Proposed amendments to the European Union's Television without Frontiers Directive, if adopted in their present form, could result in the provision of subscription television program services over the Internet in the United Kingdom and other European Union member countries becoming subject to regulation, including a licensing requirement. Whether JumpTV would be subject to such requirements, if adopted in their present form, is unclear. In Canada, the CRTC has recently announced a review of the future environment for the broadcasting system in Canada, including the effect of new media. While JumpTV is not aware of any proposed regulatory initiatives affecting IPTV in any of the jurisdictions in which its subscribers reside, there can be no assurance that television broadcasting regulations will not be amended in the future in a manner that requires JumpTV to be licensed in particular jurisdictions in order to continue broadcasting its channels to subscribers in those jurisdictions or which otherwise affects its operations in a materially adverse manner.

Regulatory schemes can vary significantly from country to country. JumpTV may be subject to broadcasting or other regulations in countries in which it has subscribers or from which its channel partners transmit their live linear feeds to JumpTV and may not be aware of those regulations or their application to JumpTV. If JumpTV were in violation of broadcasting or other regulations in any jurisdiction, it could be subject to sanctions by a

foreign government that could materially adversely affect its ability to broadcast content from channel partners in that jurisdiction or to subscribers in that jurisdiction. There can be no assurance that any necessary approvals would be granted to JumpTV on a timely basis, or at all, in any or all jurisdictions in which JumpTV has channel partners or subscribers or that any restrictions in those jurisdictions would not be unduly burdensome. The failure by JumpTV to obtain authorizations or licenses necessary to acquire or distribute television programming over the Internet internationally could have a material adverse effect on JumpTV's ability to generate revenue and on its overall competitive position.

JumpTV, its subscribers and channel partners and other parties with which it does business may be required to hold authorizations or licenses in countries in which they provide or receive services. JumpTV may not be aware if its subscribers or channel partners, or other parties with which it does business, do not hold the requisite authorizations and licenses.

The Company has received advice on compliance with the requirements under the laws and regulations implemented by the Office of Foreign Assets Control, U.S. Department of the Treasury. We believe that we are in compliance with those requirements.

The Internet

There are currently few laws or regulations specifically applicable to the Internet. The application of existing laws and regulations to JumpTV relating to issues such as user privacy, defamation, pricing, advertising, taxation, promotions, consumer protection, content regulation, quality of products and services and intellectual property ownership and infringement are unclear. Any existing or new legislation applicable to JumpTV could expose it to substantial liability, including significant expenses necessary to comply with such laws and regulations.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following sets forth selected consolidated financial information of JumpTV for the nine months ended December 31, 2005 and for the years ended March 31, 2005 and March 31, 2004 and has been derived from JumpTV's audited consolidated financial statements appearing elsewhere in this prospectus. Consolidated financial information for the three months ended March 31, 2006 and 2005 has been derived from the unaudited consolidated financial statements of JumpTV appearing elsewhere in this prospectus. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of JumpTV and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Three Months Ended		Nine Months Ended	Years Ended	
	March 31, 2006	March 31, 2005	December 31, 2005[1]	March 31, 2005	March 31, 2004
	$	$	$	$	$
Consolidated Financial Information					
Income Statement Data:					
Revenue, net	350,508	275,987	1,081,268	745,405	333,039
Direct broadcast operating costs	(250,330)	(111,805)	(1,518,978)	(230,717)	(161,792)
Net loss for the period	(3,977,137)	(46,354)	(4,631,070)	(163,731)	(104,571)
Basic and diluted loss per share	(0.21)	(0.01)	(0.35)	(0.02)	(0.01)
Balance Sheet Data:					
Total assets	12,126,429	1,295,285	6,149,886	1,295,285	246,913
Non-current liabilities	120,000	—	120,000	—	—
Total liabilities	2,211,411	406,336	1,615,420	406,336	165,166
Share capital	18,647,683	1,036,648	9,744,084	1,036,648	919,148
Shareholders' equity	9,915,018	888,949	4,534,466	888,949	81,747

	As of		As of	As of	
	March 31, 2006	March 31, 2005	December 31, 2005	March 31, 2005	March 31, 2004
	#	#	#	#	#
Operating Information					
Subscriptions	13,850	13,300	12,361	13,300	3,796
Channels signed	138	21	102	21	17

Note:

(1) In November 2005, the Board approved a change to JumpTV's fiscal year end from March 31 to December 31, effective December 31, 2005. As a result of the change, JumpTV is reporting a nine-month transition period ended December 31, 2005. Accordingly, the results for the nine-months ended December 31, 2005 are not comparable with the results for the years ended March 31, 2005 and 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of JumpTV's financial condition and results of operations should be read in conjunction with the selected consolidated financial information and JumpTV's consolidated financial statements and accompanying notes, contained elsewhere in this prospectus. The Company's financial condition and results of operations may change as a result of many factors, including those discussed in "Risk Factors" and elsewhere in this prospectus.

JumpTV will file from time to time continuous disclosure documents with the Canadian securities regulatory authorities. These continuous disclosure documents will be available on JumpTV's website at www.jumptv.com or through the SEDAR website maintained by the Canadian securities regulators, which can be accessed at www.sedar.com.

JumpTV prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP). All dollar amounts are in US dollars unless stated otherwise.

In November 2005, the Board approved a change to JumpTV's fiscal year end from March 31 to December 31, effective 2005. As a result of the change, JumpTV is reporting a nine month transition period ended December 31, 2005. Accordingly, the results for the nine months ended December 31, 2005 are not comparable with the results for the years ended March 31, 2005 and March 31, 2004, as discussed below.

Key Financial Measures

JumpTV measures the success of its strategies using a number of key financial measures which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Revenue, net

Revenue, a measurement defined by GAAP, is the inflow of cash, receivables, or other consideration arising from the sale of products or services. The primary source of revenue recognized to date comprises revenue earned from subscription fees. JumpTV makes its channel partners' live linear feeds available, generally on a monthly subscription basis, through single-channel offerings ("à la carte" monthly pricing ranging from $5.95 to $16.95) and, increasingly, multi-channel packages ("bundled" monthly pricing ranging from $19.95 to $22.95). The Company's subscribers currently pay in US dollars, generally on a monthly basis in advance, principally using credit cards. As payments are received in advance, a proportion of monthly subscription revenue for which the services have not been completely rendered is deferred until the following month.

Revenue is recorded net of refunds and volume discounts related to channel bundling. Revenue is considered earned as the period of service related to the customer billing or payment received in advance elapses. See "Critical Accounting Policies and Estimates" on page 56.

Direct Broadcast Operating Costs

Direct broadcast operating costs include costs incurred to suppliers who provide bandwidth and hosting to JumpTV for streaming to subscribers. Bandwidth costs vary from year to year, as they are based primarily on usage which is a non-controllable and variable factor. Although the Company purchases bandwidth in fixed amounts, JumpTV must pay for overage due to high usage. Also included in these costs are co-location charges which relate to infrastructure costs that are used in both signal acquisition and distribution.

Also included in direct broadcast operating costs are channel licensing costs JumpTV has with its channel partners. Pursuant to the Company's channel partner agreements, the channel partners generally receive a specified percentage (approximately 20% on average) of the gross subscription revenue generated each month by JumpTV from the applicable channels. A small number of channel partners generally receive fees based on dollar amounts per subscriber in respect of the applicable channels. If the Company generates advertising revenue in future periods, then channel partners will be entitled to receive a specified percentage (typically 30%) of the gross revenue generated by JumpTV for advertisements in respect of the applicable channels.

Amortization of the Company's infrastructure equipment is included within direct broadcast operating costs.

Selling, General and Administrative Costs

Selling, general and administrative costs include:

- *Success Fees* — members of the Channel and Subscriber Acquisition Group have historically been granted performance bonuses based on their business development activities. These incentive payments — sometimes referred to internally as "bonuses", "success fees" or "commissions" (collectively referred to herein as "Success Fees") — have in the past been primarily related to individual and team efforts to secure channel partner agreements. Despite the use of channel partner agreements obtained as a general metric for success, Success Fee levels are ultimately determined at the discretion of management;
- *Travel* — relates to travel expenses primarily for the Channel and Subscriber Acquisition Group traveling throughout the world to sign new channel partner agreements and general business travel;
- *Rent* — represents fees paid for leased offices located in Toronto (to both related and unrelated parties), Montreal, London, New York and Bogota, Colombia;
- *Professional fees* — comprise legal and accounting costs;
- *Wages and benefits* — the Company currently employs both full time and part time employees primarily between its Toronto and New York offices;
- *Subcontracting* — for various services provided by consultants and independent contractors throughout the world. Included in this figure are payments made to certain consulting/subcontracting entities related to members of management who are not compensated as employees; and
- *Marketing* — the Company incurs expenses for both global and local marketing programs that focus on various target ethnic communities. These initiatives include both online (Internet based) and traditional marketing approaches.

JumpTV expects that selling, general and administrative expenses will increase in the future as JumpTV incurs additional costs related to the growth of its business and costs associated with becoming a public company, including the costs of public reporting and implementation of a new enterprise resource planning and global accounting system.

Stock-based Compensation

JumpTV follows the recommendations of The Canadian Institute of Chartered Accountants Handbook Section 3870 ("CICA 3870"), "Stock-based Compensation and Other Stock-based Payments". Under the standards of CICA 3870, the fair value of all stock options granted to employees is recorded in operations or production costs, as applicable over their vesting periods. Generally, stock options granted vest over four years on a monthly basis (1/48 per month) under the Stock Option Plan.

Prior to January 1, 2004, the CICA Handbook permitted companies to measure the compensation costs of equity instruments issued under employee compensation plans using a fair value-based method or other method, such as the intrinsic value-based method. JumpTV has accounted for all stock options using the fair value-based method.

The fair value of options is determined using the Black-Scholes option pricing model that takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate over the expected life of the option. The resulting fair value of the options is expensed on a straight-line basis over their vesting periods. Cash consideration received from employees when options are exercised and the value of options accumulated in contributed surplus are credited to share capital.

Key Performance Indicators

The Company has a limited historical operating track record. The following are the key performance indicators the Company expects to use in managing its business in the future: subscriber numbers, number of channels, Subscriber Acquisition Costs, Churn, ARPU and average subscribers per channel.

ARPU, Churn and Subscriber Acquisition Costs

JumpTV is not aware of any uniform standards for calculating ARPU, Churn and Subscriber Acquisition Costs and we believe that JumpTV's presentations of ARPU, Churn and Subscription Acquisition Costs may not be calculated consistently with other companies in the same or similar businesses. ARPU, Churn and Subscriber Acquisition Costs are measures of operational performance and not measures of financial performance under generally accepted accounting principles. The Company has not disclosed these key performance indicators in its current consolidated financial statements, but will do so in future reporting periods.

We calculate average revenue per subscriber, or "ARPU", by dividing total subscriber-related revenues for a period by JumpTV's average subscribers for that period. Average JumpTV subscribers for a period is calculated by adding the average JumpTV subscribers for each month and dividing by the number of months in the period. Average JumpTV subscribers for each month are calculated by adding the beginning and ending JumpTV subscribers for the month and dividing by two.

JumpTV calculates percentage monthly subscriber turnover, or "Churn", by dividing the number of JumpTV subscribers who cancel service during each month by total JumpTV subscribers as of the beginning of that month.

JumpTV calculates Subscriber Acquisition Costs by dividing total subscriber acquisition costs incurred by JumpTV for a period by the number of gross new subscribers that JumpTV acquired during that period.

Functional Currency

For each of JumpTV's fiscal years prior to April 1, 2005, JumpTV determined its functional currency to be the Canadian dollar. Accordingly, for reporting purposes, JumpTV translated its Canadian dollar accounts into the US reporting currency using the current rate method whereby assets and liabilities are translated at the balance sheet date exchange rate and revenue and expenses are translated at the average rate for the period. Adjustments resulting from the translation of the consolidated financial statements from their functional currencies into US dollars were included within accumulated other comprehensive loss and have not been included in the determination of net loss for the relevant periods.

For the nine-month period from April 1, 2005 to December 31, 2005, JumpTV determined its functional currency to be the US dollar. This change resulted from several significant economic and operational changes within JumpTV, including an increase in US dollar vendors, increased US dollar revenue and the movement of certain operations to locations in the US. Transactions denominated in other than US dollars are translated to US dollars using the exchange rate at the dates they occur. Monetary assets and liabilities denominated in other than US dollars are translated to US dollars at the balance sheet date exchange rate and any resulting gains or losses are recognized in earnings. Translation adjustments from periods prior to the change in functional currency remain within accumulated other comprehensive loss.

Summary of Quarterly Financial Results

Three Months Ended March 31, 2006 and March 31, 2005

	Three Months Ended March 31,		Change
	2006	2005	
Revenue, net	$ 350,508	$ 275,987	$ 74,521
Direct broadcast operating costs	(250,330)	(111,805)	(138,525)
	100,178	164,182	(64,004)
Other costs and expenses			
Selling, general and administrative	3,355,642	132,686	3,222,956
Stock-based compensation	766,181	64,545	701,636
Amortization	21,933	3,934	17,999
	4,143,756	201,165	3,942,591
Loss before the following	(4,043,578)	(36,983)	(4,006,595)
Loss (gain) on foreign exchange	(8,324)	9,867	(18,191)
Interest income	(71,117)	(496)	(70,621)
Loss before income taxes	(3,964,137)	(46,354)	(3,917,783)
Provision for income taxes	13,000	—	13,000
Net loss for the period	$(3,977,137)	$ (46,354)	$(3,930,783)
Loss per weighted average number of shares outstanding — basic and diluted	$ (0.21)	$ (0.01)	$ (0.20)
Weighted average number of shares outstanding — basic and diluted	18,783,631	8,223,056	10,560,575

Key Performance Indicators

Monthly ARPU during the three months ended March 31, 2006 was $9.68 as compared to $9.19 during the three months ended March 31, 2005. This growth was primarily due to an increase in the number of subscriptions per subscriber during the period. Subscriber Acquisition Costs were $14.38 during the three months ended March 31, 2006, as compared to a nominal amount during the three months ended March 31, 2005. This variance reflects the fact that the Company has historically done very limited marketing. Average monthly churn was 16.0% during the three months ended March 31, 2006, as compared with 14.4% during the three months ended March 31, 2005.

Revenue, net

Revenue increased from $275,987 for the three months ended March 31, 2005 to $350,508 for the three months ended March 31, 2006. The increase was primarily due to the increase in subscribers. Volume discounts relating to channel bundling and refunds have not had a material effect in the determination of revenue recognized in either period.

Direct Broadcast Operating Costs

Direct broadcast operating costs increased from $111,805 for the three months ended March 31, 2005 to $250,330 for the three months ended March 31, 2006. The increase was primarily due to the increase in the number of channels being streamed and the increase in the number of subscribers. For the periods presented, the Company incurred channel licensing costs payable to its channel partners in an amount equal to approximately 22% of revenue. In addition, included in the direct broadcast operating costs is the amortization of $18,599 relating to infrastructure equipment during the three month period ended March 31, 2006 as compared to Nil for the three month period ended March 31, 2005.

Selling, General and Administrative Costs

Selling, general and administrative costs increased from $132,686 for the three months ended March 31, 2005 to $3,355,642 for the three months ended March 31, 2006. The increase was due to the following:

- Success Fees increased from Nil for the three months ended March 31, 2005 to $296,337 for the three months ended March 31, 2006. During the three months ended March 31, 2005, the Company did not have a Channel and Subscriber Acquisition Group that actively pursued channel partner agreements;
- Travel increased from $7,096 for the three months ended March 31, 2005 to $431,184 for the three months ended March 31, 2006. The primary reason for the substantial increase was due to travel related expenses incurred in connection with the signing of new channel partner agreements;
- Professional fees increased from $15,605 for the three months ended March 31, 2005 to $170,637 for the three months ended March 31, 2006. The increase was due to the increase in legal fees;
- Rent (to both related and unrelated parties) increased from $8,250 for the three months ended March 31, 2005 to $109,535 for the three months ended March 31, 2006. This was due to the opening of new offices in Toronto and New York;
- Wages and benefits increased from $45,493 for the three months ended March 31, 2005 to $465,257 for the three months ended March 31, 2006, as the number of employees increased from two employees as at March 31, 2005 to 75 employees as at March 31, 2006;
- Subcontracting/Consulting fees increased from $29,576 for the three months ended March 31, 2005 to $1,320,297 for the three months ended March 31, 2006. The increase was primarily due to an increase in the number of subcontractors and consultants, from 1 at March 31, 2005 to 55 at March 31, 2006 reflecting the ramping up of business for the three months ended March 31, 2006. The increase includes payments made to the Chief Executive Officer, former Chief Executive Officer, Chief Operating Officer, Technology Fellow and Vice President of Product Development totaling $175,254 (as compared to payments made to such persons during the three months ended March 31, 2005 of $29,576). The increase also includes a cash settlement of $162,000 paid to the former Chief Executive Officer to cancel his consulting agreement (in January 2006). The balance of the increase relates to numerous contractors engaged throughout various divisions of the Company including finance, operations, web development and technology buildout; and
- Marketing expenditures increased from $611 for the three months ended March 31, 2005 to $99,852 for the three months ended March 31, 2006. The increase was primarily due to online and traditional marketing expenditures.

Stock-Based Compensation

Stock-based compensation increased from $64,545 for the three months ended March 31, 2005 to $766,181 for the three months ended March 31, 2006. The increase was primarily due to compensation costs recognized on the issuance and vesting of stock options, restricted shares and warrants by the Company. Included in the expense for the three months ended March 31, 2006 is $520,832 relating to the issuance and three month vesting of restricted share units and $238,999 relating to the issuance and vesting of stock options.

Amortization

Amortization expense increased from $3,934 for the three months ended March 31, 2005 to $21,933 for the three months ended March 31, 2006. The increase was primarily due to purchases of computer equipment for the Company's new offices in Toronto and New York.

Loss (Gain) on Foreign Exchange

For the three months ended March 31, 2005, JumpTV incurred a foreign exchange loss in the amount of $9,867 as compared to a gain of $8,324 for the three months ended March 31, 2006. The change was primarily

due to fluctuations in the exchange rate between Canadian and US dollars during the period and the reassessment of the Company's functional currency.

Interest Income

Interest income increased from $496 for the three months ended March 31, 2005 to $71,117 for the three months ended March 31, 2006. The increase was due to the increase in funds in the Company's interest bearing cash accounts as a result of the Company's private placements in the second half of 2005.

Provision for Income Taxes

The increase in income taxes of $13,000 relates to US tax obligations regarding the Company's US operations.

Summary of Fiscal Year Results

Nine Months Ended December 31, 2005 and Year Ended March 31, 2005

	Nine Months Ended December 31, 2005[1]	Year Ended March 31, 2005	Change
Revenue, net	$ 1,081,268	$ 745,405	$ 335,863
Direct broadcast operating costs	(1,518,978)	(230,717)	(1,288,261)
	(437,710)	514,688	(952,398)
Other costs and expenses			
Selling, general and administrative	3,990,732	494,526	3,496,206
Stock-based compensation	203,934	156,753	47,181
Amortization	27,939	15,116	12,823
	4,222,605	666,395	3,556,210
Loss before the following	(4,660,315)	(151,707)	(4,508,608)
Loss (gain) on foreign exchange	(4,391)	3,792	(8,183)
Accreted interest on convertible promissory note	—	10,000	(10,000)
Interest income	(41,654)	(1,768)	(39,886)
Loss before income taxes	(4,614,270)	(163,731)	(4,450,539)
Provision for income taxes	16,800	—	16,800
Net loss for the period	$(4,631,070)	$ (163,731)	$(4,467,339)
Loss per weighted average number of shares outstanding — basic and diluted	$ (0.35)	$ (0.02)	$ (0.33)
Weighted average number of shares outstanding — basic and diluted	13,162,916	8,047,330	5,115,586

Note:

(1) In November 2005, the Board approved a change to JumpTV's fiscal year end from March 31 to December 31, effective 2005. As a result of the change, JumpTV is reporting a nine month transition period ended December 31, 2005. Accordingly, the results for the nine months ended December 31, 2005 are not comparable with the results for the year ended March 31, 2005 as discussed below.

Key Performance Indicators

Monthly ARPU during the nine months ended December 31, 2005 was $10.87, as compared to $9.43 during the twelve months ended March 31, 2005. This growth was primarily due to an increase in the number of subscriptions per subscriber during the period. Subscriber Acquisition Costs were $8.25 during the nine months ended December 31, 2005, as compared to a nominal amount during the twelve months ended March 31, 2005. This variance reflects the fact that the Company has historically done very limited marketing. Average monthly churn was 18.0% during the nine months ended December 31, 2005, as compared with 17.2% during the twelve months ended March 31, 2005.

Revenue, net

Revenue increased from $745,405 for the twelve months ended March 31, 2005 to $1,081,268 for the nine months ended December 31, 2005. The increase was primarily due to the increase in subscribers. Volume discounts related to channel bundling and refunds have not had a material effect in the determination of revenue recognized in either period.

Direct Broadcast Operating Costs

Direct broadcast operating costs increased from $230,717 for the twelve months ended March 31, 2005 to $1,518,978 for the nine months ended December 31, 2005. The increase was primarily due to a contract signed with a related party. On May 20, 2005, JumpTV entered into a settlement agreement with Daniel Sean LLC, a company controlled by Farrel Miller, a former director, Chief Executive Officer and principal shareholder of JumpTV. Pursuant to this agreement, JumpTV paid Daniel Sean LLC an aggregate of $950,000 in fees for the past provision by Daniel Sean LLC of Internet bandwidth services to JumpTV. The payment also resulted in the underlying bandwidth supply agreement being assigned to JumpTV. The full amount was expensed during the nine months ended December 31, 2005. In addition, the Company's channel licensing costs increased as this represents a direct cost based on the increase in revenues. Lastly, amortization of infrastructure equipment of $12,226 is included in direct broadcast operating costs. No such amounts existed during the year ended March 31, 2005.

Selling, General and Administrative Costs

Selling, general and administrative costs increased from $494,526 for the twelve months ended March 31, 2005 to $3,990,732 for the nine months ended December 31, 2005. The increase was due to the following:

- Success Fees increased from Nil for the twelve months ended March 31, 2005 to $1,242,909 for the nine months ended December 31, 2005, reflecting the establishment of the Channel and Subscriber Acquisition Group during the nine months ended December 31, 2005;
- Travel increased from $14,867 for the twelve months ended March 31, 2005 to $503,277 for the nine months ended December 31, 2005. The primary reason for the substantial increase was travel related expenses incurred to sign new channel partner agreements;
- Rent increased from $34,943 for the twelve months ended March 31, 2005 to $96,847 for the nine months ended December 31, 2005. This was due to the opening of offices in both Toronto and New York;
- Professional fees increased from $20,517 for the twelve months ended March 31, 2005 to $300,390 for the nine months ended December 31, 2005. The increase was primarily due to legal fees incurred in the change of management and audit accruals;
- Wages and benefits increased from $88,112 for the twelve months ended March 31, 2005 to $289,777 for the nine months ended December 31, 2005, as the number of employees increased from two employees as at March 31, 2005 to 23 employees as at December 31, 2005;
- Consulting/Subcontracting increased from $232,692 for the twelve months ended March 31, 2005 to $825,548 for the nine months ended December 31, 2005. The increase was due to the increase in consultants/subcontractors from 1 as at March 31, 2005 to 28 as at December 31, 2005, and includes payments made to the Chief Executive Officer, former Chief Executive Officer, former Chief Operating

Officer, Technology Fellow, and interim Chief Financial Officers totaling $368,003 (as compared to payments made to such persons during the prior period of $114,285). The balance of the increase relates to numerous contractors engaged throughout the various departments of the Company including finance, operations, web development and technology buildout;

- Marketing expenditures increased from $4,343 for the twelve months ended March 31, 2005 to $146,054 for the nine months ended December 31, 2005. The increase was primarily due to increased testing of online and traditional marketing.

Stock-Based Compensation

Stock-based compensation increased from $156,753 for the twelve months ended March 31, 2005 to $203,934 for the nine months ended December 31, 2005. The increase was primarily due to the increase in new employees and consultants who were granted stock options during the nine months ended December 31, 2005.

Amortization

Amortization expense increased from $15,116 for the twelve months ended March 31, 2005 to $27,939 for the nine months ended December 31, 2005. The increase was primarily due to purchases of computer equipment for the Company's new offices in Toronto and New York.

Loss (Gain) on Foreign Exchange

For the nine months ended December 31, 2005, JumpTV incurred a foreign exchange gain in the amount of $4,391 as compared to a loss of $3,792 for the year ended March 31, 2005. The change was primarily due to fluctuations in the exchange rate between Canadian and US dollars during the period and the reassessment of the Company's functional currency.

Interest Income

Interest income increased from $1,768 for the twelve months ended March 31, 2005 to $41,654 for the nine months ended December 31, 2005. The increase was due to the increase in funds in the Company's interest bearing cash accounts as a result of the Company's private placements during the period.

Provision for Income Taxes

The increase in income taxes of $16,800 relates to US tax obligations regarding the Company's US operations.

Years Ended March 31, 2005 and March 31, 2004

	Years Ended		
	March 31, 2005	March 31, 2004	Change
Revenue, net	$ 745,405	$ 333,039	$412,366
Direct broadcast operating costs	(230,717)	(161,792)	(68,925)
	514,688	171,247	343,441
Other costs and expenses			
Selling, general and administrative	494,526	259,186	235,340
Stock-based compensation	156,753	—	156,753
Amortization	15,116	12,038	3,078
	666,395	271,224	395,171
Loss before the following	(151,707)	(99,977)	(51,730)
Loss on foreign exchange	3,792	6,486	(2,694)
Accreted interest on convertible promissory note	10,000	—	10,000
Interest income	(1,768)	(1,892)	124
Net loss for the period	$ (163,731)	$ (104,571)	$(59,160)
Loss per weighted average number of shares outstanding — basic and diluted	$ (0.02)	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding — basic and diluted	8,047,330	7,870,000	177,330

Key Performance Indicators

Monthly ARPU during the year ended March 31, 2005 was $9.43, as compared to $10.22 during the year ended March 31, 2004. This decrease was primarily due to a lower number of subscriptions per subscriber during the period. Subscriber Acquisition Costs were a nominal amount during both the year ended March 31, 2005 and the year ended March 31, 2004. This reflects the fact that the Company has historically done very limited marketing. Average monthly churn was 17.2% during the year ended March 31, 2005, as compared with 21.2% during the year ended March 31, 2004.

Revenue, net

Revenue increased from $333,039 for the year ended March 31, 2004 to $745,405 for the year ended March 31, 2005. The increase was due to an increase in subscribers. For each of the periods, refunds did not have a material effect in the determination of revenue recognized. In addition, there were no channel bundling subscriptions for the periods.

Direct Broadcast Operating Costs

Direct broadcast operating costs increased from $161,792 for the year ended March 31, 2004 to $230,717 for the year ended March 31, 2005. The increase was primarily due to an increase in the number of channels being streamed, and increases in the number of subscribers.

Selling, General and Administrative Costs

Selling, general and administrative costs increased from $259,186 for the year ended March 31, 2004 to $494,526 for the year ended March 31, 2005. The increase was due to the following:

- Rent increased from $6,136 for the year ended March 31, 2004 to $34,943 for the year ended March 31, 2005. The increase was due to a rental increase during the year for the office located in Montreal;

- Wages and benefits increased from $29,046 for the year ended March 31, 2004 to $88,112 for the year ended March 31, 2005. The increase was primarily due to a bonus paid out to the former Chief Executive Officer of JumpTV in March 2005 in the amount of $35,000 as well as wage increases during the year to both employees on payroll; and

- Subcontracting/Consulting fees increased from $106,571 for the year ended March 31, 2004 to $232,692 for the year ended March 31, 2005. The increase was due to the issuance of 350,000 Common Shares to the former Chief Executive Officer and current Chief Executive Officer of JumpTV valued at $87,500 in trust for employees/consultants. Computer subcontracting increased from $22,135 for the year ended March 31, 2004 to $61,074 for the year ended March 31, 2005. The increase was due to the increased need for information technology resources.

Stock-based Compensation

Stock-based compensation increased from Nil for the year ended March 31, 2004 to $156,753 for the year ended March 31, 2005. The increase was primarily due to the issuance and vesting of 1,500,000 stock options during the year ended March 31, 2005. No options were issued during the year ended March 31, 2004.

Loss on Foreign Exchange

For the year ended March 31, 2005, JumpTV incurred a foreign exchange loss in the amount of $3,792 as compared to $6,486 for the year ended March 31, 2004. The change was due to fluctuations in the exchange rate between Canadian and US dollars during the period.

Liquidity and Capital Resources

Since May 2005, JumpTV has funded its operations through previous private placements of equity securities. The funds generated from these private placements were primarily used for working capital purposes. In the future, JumpTV expects that it will continue to use its cash resources to fund working capital for losses generated by its operations, as it continues to sign channel partners and improve its products, and potential acquisitions.

Cash and cash equivalents at March 31, 2006 were $10,973,989 compared to $5,475,052 at December 31, 2005 and $1,130,270 at March 31, 2005.

JumpTV is in the early stage of its operations. The Company has incurred substantial losses in the period covered by this discussion and analysis and expects to incur further losses for at least the upcoming fiscal year. Although JumpTV had $10,973,989 of cash and cash equivalents as of March 31, 2006, management believes that this amount is insufficient to meet the Company's plans to acquire channels and improve its product. However, should the Company not obtain additional financing, it is the Company's intention to reduce its expenditures relating to acquiring additional channels and to reduce overall expenditures relating to selling, general and administrative costs. This reduction in costs combined with the Company's existing cash and cash equivalents balance will be adequate to fund the working capital requirements of the Company for the foreseeable future.

The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties. Actual results could vary as a result of a number of factors, including the factors discussed in the "Risk Factors" section of this prospectus. The Company has based this estimate on assumptions that may prove to be wrong, and JumpTV could utilize its available capital resources sooner than it currently expects. JumpTV's future funding requirements will depend on many factors, including but not limited to the costs associated with funding:

- The continued roll-out of the JumpTV Delivery Infrastructure, including capital expenditures relating to servers, encoders and receivers;

- Further investment in product development and technology;

- JumpTV's subscriber acquisition strategy; and

- General corporate expenditures and working capital requirements of JumpTV's business including possible acquisitions.

The following table summarizes the Company's contractual commitments and the effect those commitments are expected to have on liquidity and cash flow in future periods:

Contractual Commitments	Payments Due by Period				
	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total
Office locations	$187,541	$ 92,213	$ —	$ —	$ 279,754
Co-location leases	367,591	54,932	—	—	422,523
Equipment-related leases	115,338	262,097	2,727	1,363	381,525
Total	$670,470	$409,242	$2,727	$1,363	$1,083,802

See also *notes 16[i], [ii], [iv]* and *[vi]* to the consolidated financial statements included in this prospectus.

Comparative Cash Flows

Selected Consolidated Cash Flow Data	Three Months Ended		Nine Months Ended	Years Ended	
	March 31, 2006	March 31, 2005	December 31, 2005	March 31, 2005	March 31, 2004
Cash flows provided by (used in) operating activities	$(2,834,156)	$157,190	$(3,355,676)	$ 287,773	$55,327
Cash flows used in investing activities	$ (258,415)	$(33,351)	$ (269,525)	$(129,975)	$(9,386)
Cash flows provided by financing activities	$ 8,591,508	$770,000	$ 7,969,983	$ 770,000	$ —

Operating Activities

Cash used in operating activities for the nine months ended December 31, 2005 was $3,355,676. Changes in net cash used in operating activities reflect the following:

- A net loss for the period of $4,631,070 for the nine months then ended; and
- A positive net change in working capital of $1,025,428.

Cash provided by operating activities for the years ended March 31, 2005 and 2004 was $287,773 and $55,327, respectively.

Investing Activities

Cash used in investing activities for the nine months ended December 31, 2005 was $269,525. The primary use of the funds was for the purchases relating to JumpTV's Delivery Infrastructure and computer equipment as part of the Company's capital expenditures.

Cash used in investing activities for the years ended March 31, 2005 and 2004 was $129,975 and $9,386, respectively.

A summary of JumpTV's equipment, including delivery infrastructure (at acquisition cost) is as follows:

Equipment	Three Months Ended March 31, 2006	Nine Months Ended December 31, 2005	Years Ended	
			March 31, 2005	March 31, 2004
Computer equipment	$265,771	$225,459	$127,906	$73,478
Infrastructure equipment	368,387	220,433	—	—
Computer software	93,248	23,099	3,114	2,536
Furniture and fixtures	18,130	18,130	12,114	11,336
	$745,536	$487,121	$143,134	$87,350

Financing Activities

Cash provided by private placements was $7,969,983 for the nine months ended December 31, 2005. This primarily reflects the issuance of 4,500,557 Common Shares for total net proceeds of $7,844,983 including issuance costs of $56,019 and $125,000 relating to the exercise of 500,000 stock options.

Cash provided by private placement activities for the year ended March 31, 2005 was $770,000 related primarily to the issuance of special warrants for $750,000. For the year ended March 31, 2004, the Company did not have any financing activities.

Critical Accounting Policies and Estimates

JumpTV's discussion and analysis of financial condition and results of operations is based upon the Company's audited and unaudited consolidated financial statements, which have been prepared in accordance with Canadian GAAP. The preparation of these consolidated financial statements requires the Company to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to the valuation and useful life of long lived assets and the assumptions used in determining the fair value of stock options, restricted share units, SARs and warrants. JumpTV bases its estimates on historical experience and on various other assumptions that JumpTV believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from these estimates under different assumptions or conditions.

JumpTV believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its audited consolidated financial statements:

Revenue Recognition

The Company recognizes revenue from subscribers when the following conditions have been met:

- persuasive evidence of an arrangement exists;
- delivery has occurred;
- the price is fixed or determinable; and
- collectibility is reasonably assured.

Revenue is recorded net of refunds and volume discounts related to channel bundling. Revenue is considered earned as the period of service related to the customer billing or payment received in advance elapses. JumpTV defers the proportion of subscription revenue for which the services have not been completely rendered until such time that the Company determines that the services have been rendered.

Amortization Policies and Useful Lives

The Company amortizes the cost of equipment over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company specific factors including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue producing perspective. If technological change happens more quickly than anticipated, the Company might have to shorten the estimated life of certain equipment which could result in higher amortization expense in future periods or an impairment charge to write down the value of equipment.

Accounting for Income Taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial statements and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that are expected to be in

effect when the differences are realized or settled. Certain assumptions are required in order to determine the provision for income taxes, including filing positions on certain items and the realization of future tax assets. The recording of future tax assets requires an assessment of recoverability. A valuation allowance is required when no assurance can be given that future earnings will be sufficient to realize the benefit of losses incurred for tax purposes.

The Company is subject to audits by the tax authorities in the areas of income, sales tax, payroll and other taxes in the jurisdictions where the Company operates. To the extent that the Company's filing positions are challenged, the Company's effective tax rate in a given period could be materially affected.

Recent Accounting Pronouncements

Variable Interest Entities

Accounting Guideline-15, Consolidation of Variable Interest Entities, provides guidance on the identification of, and financial reporting for variable interest entities (entities over which control is achieved through means other than voting rights). The guideline requires variable interest entities to be consolidated by the primary beneficiary of such entities and expands the disclosure requirements for variable interest entities that are consolidated, as well as those for which an enterprise holds a significant variable interest.

The Company has a variable interest in JumpTV Colombia and has consolidated JumpTV Colombia's financial results (since its inception date, August 22, 2005) into its consolidated financial statements. As of December 31, 2005, the book value of the assets and liabilities associated with JumpTV Colombia included in the consolidated balance sheets were Nil. As of March 31, 2006, the book value of the assets and liabilities associated with JumpTV Colombia included in the consolidated balance sheets were $29,536 and Nil, respectively.

For the period from August 22, 2005 to December 31, 2005, revenues and operating costs associated with JumpTV Colombia included in the consolidated statements of operations were Nil. For the three months ended March 31, 2006, revenues and operating costs associated with JumpTV Colombia included in the consolidated statements of operations were Nil and $9,221, respectively.

Stock-Based Compensation

(1) Stock Option Plan

JumpTV has established the Stock Option Plan for, *inter alia*, the employees, directors, officers and consultants of JumpTV or any related entity ("Eligible Persons"). The Stock Option Plan was established to advance the interests of JumpTV by: (i) providing Eligible Persons with additional incentives; (ii) encouraging stock ownership by Eligible Persons; (iii) increasing the proprietary interest of Eligible Persons in the success of JumpTV; and (iv) attracting new employees, officers, directors and consultants to JumpTV or a related entity.

The Stock Option Plan is administered by the Board, or if so authorized by the Board, by a committee of the Board consisting of not less than two Directors. Under the Stock Option Plan, options to purchase Common Shares may be granted by the Board to Eligible Persons. The Board or committee, as the case may be, has the authority, subject to the terms of the Stock Option Plan, to: (i) determine the terms, including the limitations, restrictions and conditions, if any, upon such grants; (ii) interpret the Stock Option Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Stock Option Plan as it may from time to time deem advisable, subject to required prior approval by any applicable regulatory authority; and (iii) make all other determinations and to take all other actions in connection with the implementation and administration of the Stock Option Plan as it may deem necessary or advisable. The Board's guidelines, rules, regulations, interpretations and determinations are conclusive and binding upon all parties.

The exercise price for any option granted under the Stock Option Plan is based on the closing market price of the Common Shares on the market with the largest trading volume of the Common Shares on the last trading date preceding the date of the grant. If there is no trading on that date, the exercise price will be the average of the bid and ask on the date preceding the date of the grant. If there is no trading market for the Common Shares, the Board will in good faith determine the exercise price of an option based on the fair market value of

the Common Shares on the date of the grant. If an option is to be granted on a pre-determined date in the future, the exercise price will be the weighted average trading price, rounding up to the nearest cent, of the Common Shares on the stock exchange or quotation system upon which any shares of JumpTV are then listed and posted or quoted for trading for the five trading dates preceding the date of the grant.

The maximum number of Common Shares issuable upon exercise of options granted pursuant to the Stock Option Plan shall be equal to the greater of (i) 4,000,000 Common Shares; and (ii) 12.5% of the number of issued and outstanding Common Shares from time to time. As a result, any increase in the issued and outstanding shares will result in an increase in the available number of Common Shares issuable under the Stock Option Plan, and any exercises of options will make new grants available under the Stock Option Plan. The maximum number of Common Shares issuable upon exercise of options granted pursuant to the Stock Option Plan is exclusive of any grants of Restricted Shares and SARs pursuant to the Restricted Share Plan and Stock Appreciation Rights Plan.

Options are exercisable during a period established at the time of their grant provided that such period will expire no later than five years after the date of grant, subject to early termination. Unless the Board decides otherwise, options granted under the Stock Option Plan will vest over a 48 month period and may be exercised after they have vested until the end of the five year period. Any option not exercised prior to the expiry date will become null and void.

If an optionholder ceases to be an Eligible Person on a particular date (the "Termination Date") for any reason whatsoever other than death, each option held by such holder or its permitted assigns, will cease to be exercisable ninety days after the Termination Date. If any portion of an option has not vested by the Termination Date, that portion of the option may not under any circumstances be exercised by the holder or its permitted assigns. In the event that an optionholder's employment, consultancy or directorship, as applicable, is terminated by JumpTV for cause (as defined in such optionholder's employment or consulting agreement, as applicable), such optionholder's options, whether vested or otherwise, shall immediately terminate unless the Board determines otherwise. If an optionholder dies, the legal representatives of the optionholder may exercise the holder's options within 120 days after the date of such optionholder's death (but only to the extent the options were by their terms exercisable on the date of death).

If there is a Take-over Bid or an Issuer Bid (other than a Normal Course Issuer Bid) (as those terms are defined in the Stock Option Plan) made for all or any of the issued and outstanding Common Shares, then the Board may, in its sole discretion, permit any or all unvested options of any or all optionholders outstanding under the Stock Option Plan to become immediately exercisable (subject to any limitations that the Board may impose) in order to permit Common Shares issuable under such options to be tendered to such bid. Unvested options do not automatically vest in the event of a change of control (as defined in the Stock Option Plan) unless otherwise agreed in an employment or consulting agreement between the optionholder and JumpTV or unless an optionholder's employment is terminated other than for cause, in connection with a change of control. However, the Board may, in its sole discretion, permit any or all unvested options of any or all optionholders outstanding under the Stock Option Plan to become immediately exercisable (subject to any limitations the Board may impose) in the event of such a change of control.

For the three months ended March 31, 2006, JumpTV granted 1,353,513 options. During the nine months ended December 31, 2005, JumpTV granted 1,724,651 options. For the twelve months ended March 31, 2005 and 2004, JumpTV granted 1,500,000 and Nil options respectively.

The Company estimated the fair value of these options based on the following assumptions for stock options issued for each respective period presented below:

- *Weighted average exercise price of options granted:* March 2006 — $3.93; December 2005 — $1.80; March 2005 — $0.45
- *Volatility:* March 2006 — 72%; December 2005 — 72%; March 2005: — 72%
- *Expected life of option:* March 2006 — 4 years; December 2005 — 4 years; March 2005 — 3 years
- *Risk-free interest rate:* March 2006 — 4.69%; December 2005 — 4.13%; March 2005 — 2.98%

(2) Restricted Share Plan

JumpTV has established the Restricted Share Plan for employees and consultants of the Group ("Eligible Participants"). The purpose of the Restricted Share Plan is to encourage share ownership by Eligible Participants through the issuance of Restricted Shares to Eligible Participants based on an assessment of the Eligible Participants' current and potential ability to contribute to the success of JumpTV.

The Restricted Share Plan is administered by the Board, or if so authorized by the Board, by the Compensation Committee. Under the Restricted Share Plan, the Board may grant Restricted Shares to Eligible Participants. The Board or Compensation Committee, as the case may be, has the authority, subject to the terms of the Restricted Share Plan, to: (i) select those who are Eligible Participants; (ii) grant awards under the Restricted Share Plan; (iii) interpret the Restricted Share Plan; and (iv) establish the rules and regulations applying to the Restricted Share Plan and to make all other determinations it deems necessary or useful for the administration of the Restricted Share Plan.

The vesting of a Restricted Share award is determined by the Board or Compensation Committee, as the case may be, at the time of grant. Upon the vesting of a Restricted Share, JumpTV may issue from treasury the number of Common Shares represented by such vested award, purchase the number of Common Shares represented by such vested award on the secondary market for delivery to the Restricted Share holder of such vested award or, unless the related award agreement provides otherwise, pay to the Restricted Share holder an amount in cash equal to the market value of the Common Shares represented thereby on the vesting date (where market value is determined in accordance with the Restricted Share Plan).

A holder of Restricted Shares does not have any rights as a shareholder of JumpTV until such Restricted Share has vested in accordance with its terms and issued by the Company.

A maximum number of 1,000,000 Common Shares may be issued from JumpTV's treasury pursuant to grants of Restricted Shares over the life of the Restricted Share Plan. There are currently 990,000 Restricted Shares in issue, 212,669 of which have vested as of July 31, 2006. All of the shares that could have been issued pursuant to a Restricted Share award that have been cancelled, expired, forfeited or terminated without having been exercised in full or settled in cash or shares (either from treasury or purchased in the secondary market) will not be subsequently awarded under the terms of the Restricted Share Plan.

Restricted Share awards, whether or not subject to the attainment of performance objectives, expire immediately and are forfeited and are of no further force and effect on the date upon which the Restricted Share holder ceases to be an employee or consultant, as the case may be, of JumpTV for any reason, unless otherwise determined by the Board or Compensation Committee at or after the time of the grant.

There is no automatic vesting of unvested Restricted Shares held by a Restricted Share holder in connection with a change of control (as defined in the Restricted Share Plan) unless otherwise agreed in an employment or consulting agreement. However, the Board or the Compensation Committee, as the case may be, shall have, in their sole discretion, the power to accelerate the time at which any or all Restricted Shares held by any or all Restricted Share holders may vest or the time during which any Restricted Shares granted will become fully vested including, without limitation, in connection with such a change of control. All unvested Restricted Shares held by a Restricted Share holder will vest immediately in the event that such holder's employment or consultancy is terminated at any time prior to the expiry date of such Restricted Shares by virtue of, or in connection with, such a change of control, except in the case of termination for cause of such holder's employment or consultancy (in which case the Restricted Shares will not vest).

During the three months ended March 31, 2006, JumpTV granted 150,000 Restricted Shares. During the nine months ended December 31, 2005, JumpTV granted 840,000 Restricted Shares, which began vesting on January 1, 2006.

During the three months ended March 31, 2006, the Company recognized compensation expense of $520,832 related to its Restricted Share Plan based on the change in the fair value in the Company's shares as indicated through share issuances during the three month period. The compensation expense was determined based on the Company's most recent private placement during the three months ended March 31, 2006 of $4.00 per share.

(3) Warrants

On September 2, 2005, JumpTV approved the issuance of 100,000 warrants to one of its directors relating to a consulting agreement signed on June 24, 2005 to provide consulting service to JumpTV over the next three years. The warrants have an exercise price of $1.80 and vest monthly over a 48-month period. The warrants expire on September 28, 2009. The weighted average fair value of each warrant was estimated to be $1.02 using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.85%; volatility of 72%; expected life of four years, and a dividend yield of 0.0%. The total fair value is being expensed over the period of service which is estimated to be four years.

In connection with JumpTV obtaining broadcast rights, JumpTV issued 100,000 warrants to purchase Common Shares on December 16, 2005. Each warrant has an exercise price of $1.80. The warrants expire five years from the date of grant. The weighted average fair value of each warrant was estimated to be $1.03 using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 4.49%; volatility of 72%; expected life of four years; and a dividend yield of 0.0%. The fair value is being expensed over the service period.

On March 27, 2006, JumpTV granted 120,000 warrants to Members of the Advisory Board. The warrants have a weighted average exercise price of $5.00.

(4) Stock Appreciation Rights Plan

JumpTV has established the Stock Appreciation Rights Plan for senior officers and Directors of JumpTV. The purpose of the Stock Appreciation Rights Plan is to motivate senior officers and Directors of JumpTV to put forth their best efforts on behalf of JumpTV (and any affiliate or subsidiary) and to closely align the personal interests of such senior officers and Directors with those of the Shareholders.

The Stock Appreciation Rights Plan is administered by the Board, or if so authorized by the Board, by a committee of the Board. Under the Stock Appreciation Rights Plan, the Board may grant SARs awards to senior officers or Directors of JumpTV. Subject to the provisions of the Stock Appreciation Rights Plan, the Board has the authority to: (i) determine and designate from time to time those persons to whom SARs are to be granted and the number of shares to be subject to such SARs; and (ii) determine the time or times when, and the manner in which, each SAR will be exercisable and the duration of the exercise period.

Each SARs grant specifies: (i) the period for which the SARs thereunder are exercisable, to a maximum term of five years from the date of grant; and (ii) the exercise price of such SARs, as determined by the Board at the time such SARs are granted, subject to a minimum of the market price of the shares (as determined in accordance with the Stock Appreciation Rights Plan). A holder of SARs may elect to be paid the "in the money value" of each SAR upon exercise thereof or may be issued that number of shares (which JumpTV may issue from treasury or purchase on the secondary market) equal to the aggregate "in the money value" of the SARs divided by the fair market value of one Common Share at the time of exercise. Alternatively, a holder of SARs may choose to pay the exercise price of the SARs and be issued shares from treasury.

The maximum number of shares which may be issued pursuant to the Stock Appreciation Rights Plan is the greater of 1,500,000 or 5% of the issued and outstanding Common Shares. The shares reserved for issuance upon the exercise of SARs that expire unexercised or are exercised by the SARs holder shall be available for subsequent grants of SARs under the Plan.

Upon the death of a holder of SARs while a senior officer or Director of JumpTV (or within 30 days of such senior officer or Director's termination of employment), the holder's SARs will expire upon the earlier of 12 months from the date of death and five years from the date of grant. Upon the termination of an office or directorship due to disability of a holder of SARs, the holder's SARs will expire upon the earlier of six months from the date of termination and five years from the date of grant. Upon the termination of a holder of SARs' employment with JumpTV for a reason other than death or disability, the holder's SARs will expire upon the earlier of 90 days from the date of termination and five years from the date of grant (except if such termination is for cause, in which case, such holder's SARs will expire immediately upon notice of termination).

If there is a Take-over Bid or an Issuer Bid (other than a Normal Course Issuer Bid) (as those terms are defined in the Stock Appreciation Rights Plan) made for all or any of the issued and outstanding shares, then

the Board may, in its sole discretion, permit any or all unvested SARs of any or all holders of SARs outstanding under the Stock Appreciation Rights Plan to become immediately exercisable (subject to any limitations that the Board may impose) in order to permit shares issuable under such SARs to be tendered to such bid. Unvested SARs do not automatically vest in the event of a change of control (as defined in the Stock Appreciation Rights Plan) unless otherwise agreed in an employment or consulting agreement between the holder of SARs and JumpTV or unless the holder's employment or directorship is terminated due to a change of control (except in the case of termination for cause). However, the Board may, in its sole discretion, permit any or all unvested SARs of any or all holders of SARs outstanding under the Stock Appreciation Rights Plan to become immediately exercisable (subject to any limitations the Board may impose) in the event of such a change of control.

During the three months ended March 31, 2006, JumpTV granted 1,000,000 SARs to the Chairman and Chief Executive Officer of JumpTV and 200,000 SARs to the President of JumpTV.

The Company determined that as of March 31, 2006, the fair value of the Company's shares was approximately $4.00 based on an arm's length financing transaction. Accordingly, the Company did not recognize any compensation expense related to outstanding units granted under the Stock Appreciation Rights Plan.

Contingent Liabilities

On May 20, 2005, the Company entered into a consulting agreement for ongoing business and operations related to online television broadcasting with the former Chief Executive Officer of the Company for a term of four years ending May 20, 2009 at a cost of $150,000 per year with an annual bonus payable in cash and/or options at the sole discretion of the Company. Subsequent to December 31, 2005, on January 24, 2006, this consulting agreement was terminated and the Company paid a termination payment of $162,000 which is included in selling, general and administrative expenses for the three month period ended March 31, 2006. In connection with this agreement, the Company is disputing approximately two months of consulting services and as a result has not accrued for an additional amount of $25,000 plus applicable taxes. See "Demand Operating Facility and Letters of Credit", page 64.

Off Balance Sheet Arrangements

As of the date of this prospectus, the Company does not have any "off-balance sheet" arrangements.

Related Party Transactions

Patstar Inc.

On occasion, a company controlled by the Company's current Chairman and Chief Executive Officer, Patstar Inc., receives reimbursement of expenditures incurred on behalf of JumpTV or by employees of JumpTV. The nature of these reimbursements relates to expenses that Patstar Inc. has incurred on behalf of the Company in the normal course of business. The balance in the amount due to related parties as of December 31, 2005 and March 31, 2006 of $138,323 and $130,960, respectively, relates to these reimbursements. In addition, for the nine months ended December 31, 2005 and the three months ended March 31, 2006, included in the Company's selling, general and administrative expenses is rent expense of $42,416 and $23,502, respectively, that was paid to Patstar Inc. for the use of office space in Toronto. All reimbursements and rent expense are recorded at the exchange amount.

Greenspoon Perreault

During the nine months ended December 31, 2005 and the year ended March 31, 2005, the Company incurred legal fees of $38,337 and $20,517, respectively, with a firm in which a former director of the Company is a partner. These amounts are included within selling, general and administrative expenses on the consolidated statements of operations. As of March 31, 2005, $14,837 remained outstanding. No amounts remain outstanding as of December 31, 2005. The legal fees related to ongoing corporate matters incurred in the normal course of business.

Other Related Party Transactions

On May 20, 2005, the Company entered into a consulting agreement for ongoing business and operations related to online television broadcasting with the former Chief Executive Officer of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Contingent Liabilities" on page 61.

During the nine months ended December 31, 2005, the Company paid and expensed $87,500 related to this consulting agreement which is included within selling, general and administrative expenses on the consolidated statements of operations.

During the nine months ended December 31, 2005, the Company paid and expensed $950,000 regarding a bandwidth settlement to a company of which the owner is the former Chief Executive Officer of the Company. The expense is included in direct broadcast operating costs on the consolidated statements of operations.

During the year ended March 31, 2005, the Company issued 3,000,000 special warrants to the Company's current Chief Executive Officer for proceeds of $750,000.

As of December 31, 2005 and March 31, 2006, a contract with one of the Company's bandwidth and Internet hosting service providers was with a company controlled by Mr. Kaleil Isaza Tuzman, a Director of the Company and the President and Chief Executive Officer of JumpTV International. All amounts paid to this bandwidth and Internet hosting service provider were paid directly by the Company to the service provider and such amounts are included in direct broadcast operating costs on the consolidated statements of operations. Subsequent to March 31, 2006, this contract was transferred from the company controlled by Mr. Isaza Tuzman to JumpTV.

During the year ended March 31, 2005, the Company issued 25,000 Common Shares on the conversion of a $20,000 convertible promissory note previously issued to the Company's current Chief Executive Officer.

WORKING CAPITAL

We are of the opinion that, having made due and careful enquiry and taking into account the net proceeds of the Offering receivable by JumpTV, the working capital available to JumpTV will be sufficient for its present requirements, which is for at least 12 months from the date of Admission.

RECENT DEVELOPMENTS

Homeview Acquisition

JumpTV entered into an agreement of purchase and sale of assets dated June 2, 2006 with HVMedia, Limited ("HVM") and its principals, pursuant to which JumpTV acquired certain assets of HVM relating to HVM's business of broadcasting video and audio programming over the Internet, including the signing of employment or consulting agreements in respect of specified employees of HVM (the "Homeview Acquisition"). The Homeview Acquisition closed on June 11, 2006. As part of the Homeview Acquisition, two key employees of HVM received 75,000 warrants each, which are exercisable to acquire Common Shares at a price per share equal to the lesser of (i) $6.75 and (ii) if JumpTV effects an initial public offering prior to December 31, 2006, the issue price per share in connection with such initial public offering. In addition, the Company issued 10,000 warrants to acquire Common Shares at $6.00 per share to a party as a finder's fee in connection with the Homeview Acquisition.

Telefónica Agreement

JumpTV entered into an Internet distribution agreement in May 2006 with Terra, a wholly-owned subsidiary of Telefónica Internacional, S.A. (the "Telefónica Agreement"), pursuant to which Terra agreed to distribute certain JumpTV content through Terra and its affiliates' portal, e-commerce sites and Internet service providers in Argentina, Brazil, Chile, Colombia, Costa Rica, the Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Uruguay and Venezuela. Pursuant to the Telefónica Agreement, JumpTV agreed to deliver, at its expense, certain of its content to up to four head ends on Terra's IP-distribution network so that Terra, without additional JumpTV expense, may distribute JumpTV's content

throughout these countries. Pursuant to the Telefónica Agreement, Terra agrees to split net revenue (as defined in the Telefónica Agreement) equally with JumpTV. The Telefónica Agreement has a four year term and has minimum revenue targets for each year. The Telefónica Agreement is in the process of being implemented.

Telelatino Agreement

JumpTV has entered into an agreement (the "Telelatino Agreement") dated June 23, 2006 with Telelatino Network Inc. ("TLN"), pursuant to which JumpTV agreed to purchase a marketing and media campaign (the "Campaign") from TLN. JumpTV paid Cdn$400,000 for the Campaign, comprising Cdn$230,000 in cash on closing of the Telelatino Agreement, which occurred on July 10, 2006, and the remaining Cdn$170,000 will be paid in 12 equal monthly installments commencing August 1, 2006 (subject to JumpTV accelerating the Campaign). Pursuant to the Telelatino Agreement, TLN has subscribed for 32,800 Common Shares at a price of $5.50 per share.

Except as disclosed in this prospectus, there has been no significant change in the financial or trading position of JumpTV and its subsidiaries since March 31, 2006.

CAPITALIZATION

Capitalization Table

The authorized capital of JumpTV consists of an unlimited number of Common Shares, an unlimited number of Class 1 preference shares and an unlimited number of Class 2 preference shares. The following table sets forth JumpTV's capitalization as of December 31, 2005 and March 31, 2006 (1) on an actual basis, and (2) on a pro forma basis as adjusted to reflect the Offering (without giving effect to the exercise of the Over-Allotment Option). No Class 1 preference shares or Class 2 preference shares are issued and outstanding. This table should be read in conjunction with "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and related notes appearing elsewhere in this prospectus. See "Corporate and Share Capital Information — Share Capital History" on page 91 for a list of JumpTV share issuances that have occurred between March 31, 2005 and December 31, 2005.

	March 31, 2006		December 31, 2005	
	Actual	Pro Forma as Adjusted	Actual	Pro Forma as Adjusted
Common shares	$18,647,683	$74,147,683	$9,744,083	$65,244,083
	$18,647,683	$74,147,683	$9,744,083	$65,244,083

Outstanding Securities

On July 7, 2006, a Certificate of Arrangement was issued under Section 192 of the CBCA giving effect to the Plan of Arrangement, pursuant to which (i) the authorized capital of JumpTV was increased by creating an unlimited number of Common Shares, (ii) each Class A share of JumpTV was exchanged for one Common Share, and (iii) the Class A shares of JumpTV were cancelled. See "Corporate and Share Capital Information — Plan of Arrangement" on page 90.

On July 20, 2006, a Certificate of Amendment was issued under Section 179 of the CBCA cancelling the Company's existing class of Class B shares. See "Corporate and Shares Capital Information — Cancellation of Class B Shares" on page 90.

At the time of closing of the Offering, and without giving effect to the Offering, there will be 21,256,187 Common Shares issued and outstanding. At the time of closing of the Offering, there will also be options, warrants and other rights exercisable to acquire an aggregate of 5,620,614 Common Shares (not including the Over-Allotment Option, the Compensation Options or 818,573 outstanding Restricted Shares).

Demand Operating Facility and Letters of Credit

The Company entered into a demand operating facility with a Canadian chartered bank on March 29, 2006, as amended on June 14, 2006, June 19, 2006, July 4, 2006 and July 13, 2006 providing for two credit facilities, one in the amount of Cdn$125,000 and $125,000 to collateralize the Company's obligations under certain credit cards of the Company and the other in the amount of $300,000 to collateralize the Company's obligations under an agreement entered into with an equipment financing company as described below (the "Equipment Agreement"). The Equipment Agreement, dated July 27, 2006, provides for an uncommitted leasing facility allowing the Company to purchase up to $650,000 worth of equipment which the Company will be obligated to repay by way of monthly payments. As of July 31, 2006, the Company has drawn upon $226,141 (Cdn$255,743) under this facility through equipment purchases and is obligated to make monthly payments of $9,034 (Cdn$10,217) in respect of such amount beginning in August 2006.

USE OF PROCEEDS

JumpTV expects to receive Cdn$55,500,000 in net proceeds from the Offering, after deducting fees payable by JumpTV to the Underwriters and the estimated expenses of the Offering payable by JumpTV. If the Over-Allotment Option granted by JumpTV is exercised in full, then JumpTV expects to receive an aggregate of Cdn$64,657,500 in net proceeds, after deducting fees payable by JumpTV to the Underwriters and the estimated expenses of the Offering payable by JumpTV. The total estimated expenses of the offering of Cdn$11,242,500 include expenses and fees for which JumpTV is obliged to reimburse and pay to the Underwriters, taking into account the exercise of the Over-Allotment Option, if any.

JumpTV expects to use the net proceeds it receives from the Offering as follows (in order of priority):

- As to approximately Cdn$7,000,000 to fund the continued roll-out of the JumpTV Delivery Infrastructure, including capital expenditures relating to servers, encoders and receivers;
- As to approximately Cdn$10,000,000 to fund further investment in product development and technology;
- As to approximately Cdn$20,000,000 to fund JumpTV's subscriber acquisition strategy; and
- As to the balance, to fund general corporate expenditures and working capital requirements of JumpTV's business including possible acquisitions.

While JumpTV currently anticipates that it will use the net proceeds of the Offering received by it as set forth above, JumpTV may re-allocate the net proceeds from time to time having consideration to its strategy relative to the market and other conditions in effect at the time. Although JumpTV evaluates potential acquisition opportunities, it has no agreements or commitments with respect to any particular such transaction, except as disclosed in this prospectus. See "Recent Developments" on page 62. Pending use of its net proceeds, such net proceeds will be invested in cash and interest-bearing, short-term investment-grade securities.

We believe that Admission and Listing will:

- Raise the profile of JumpTV, providing an opportunity to position JumpTV as a market innovator and technology leader and attract new channel partners, content providers and subscribers;
- Enhance and broaden JumpTV's Shareholder base;
- Provide JumpTV with more flexibility for further growth; and
- Give JumpTV an increased presence and recognition in the UK, the rest of Europe and North America.

DIRECTORS AND OFFICERS

Summary

JumpTV is managed by the Board, which consists of the number of directors within a minimum of one and a maximum of twelve, as set forth in the Articles. There are currently six Directors serving on the Board. A Director is not required to hold Common Shares. Subject to the Articles, the by-laws of JumpTV and the CBCA (which grants powers to the Directors), the Directors must manage or supervise the management of the business and affairs of JumpTV. The Directors may appoint officers of JumpTV and may specify their duties.

The Directors are entitled to remuneration at the rate decided by them from time to time, provided that such compensation is subject to the advice of the Compensation Committee. See "Executive Compensation — Compensation of Directors" on page 83.

The Directors may from time to time appoint one or more of their body to be the holder of an executive office on such terms as they think fit.

At least twenty-five percent of the Directors must be resident Canadians, but where JumpTV has less than four directors, at least one director must be a resident Canadian. Directors may be elected for a term expiring not later than the close of the third annual meeting of shareholders following their election. It is not necessary that all Directors elected at a meeting of shareholders hold office for the same term. JumpTV's by-laws and the CBCA do not prescribe a retirement age for the Directors.

The CBCA provides that Directors or officers of JumpTV, when exercising the powers and performing the functions of a Director or officer of JumpTV, must act honestly and in good faith with a view to the best interests of JumpTV, and must exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances, and act in accordance with the CBCA, its regulations and the Articles. If a Director or senior officer of JumpTV holds a material interest in a contract or transaction involving JumpTV, the Director or officer must disclose his interest prior to the contract or transaction being approved, and the transaction must be approved by the disinterested Directors or by Special Resolution. If the Director or officer does not make such disclosure, or such approval is not obtained, the Director or officer will be liable to account to JumpTV for any profit that accrues to the Director or senior officer under or as a result of such contract or transaction. Provided that a Director has declared the nature of his interest in accordance with the CBCA at a meeting of the Board, he or she may be counted in the quorum present on any motion in regard to any contract, transaction, arrangement or any other proposal in which he or she has any material interest.

JumpTV will enter into indemnity agreements with each Director, pursuant to which JumpTV will indemnify each Director against certain losses (including, in certain cases, all costs, charges and expenses reasonably incurred by a Director in connection with the defence of a claim against such Director), provided that such Director acted honestly and in good faith with a view to the best interests of JumpTV or, in the case of a criminal or administrative proceeding or a proceeding involving a monetary penalty, such Director had reasonable grounds for believing that their conduct was lawful.

JumpTV has applied for Cdn$10 million of key-man term life insurance for its Chief Executive Officer to provide for 24 hour all peril coverage with JumpTV as beneficiary of Cdn$8 million of the proceeds, with the remaining Cdn$2 million going to the Chief Executive Officer's beneficiaries. JumpTV will evaluate similar policies for its other executives as it deems appropriate and to be in the best interest of the Shareholders.

The following table sets forth the names, ages, municipalities of residence, positions held with JumpTV and principal occupations of the Directors and executive officers of JumpTV and, if a Director, the year in which the person became a Director. Moses Znaimer was previously nominated to serve as a Non-Executive Director of JumpTV. Notwithstanding such nomination, Mr. Znaimer has not consented to act as, and will not serve as, a

Non-Executive Director of JumpTV. The Directors will hold office until the next annual meeting of shareholders of JumpTV.

Name and Municipality of Residence	Age	Position with JumpTV	Principal Occupation	Director Since
Mr. G. Scott Paterson . . . . . Toronto, Ontario	42	Chairman of the Board and Chief Executive Officer, JumpTV	Chairman and Chief Executive Officer, JumpTV	January 30, 2002
Mr. Lorne Abony[(1)(2)] . . . . . Toronto, Ontario	36	Director and Vice Chairman of the Board	Chief Executive Officer, Fun Technologies Inc.	September 30, 2005
Mr. Mark Amin[(1)(2)] . . . . Los Angeles, California	56	Director and Chairman of the Compensation Committee	Film Producer, Sobini Films, Inc.	September 30, 2005
Mr. Curt Marvis[(1)(2)] . . . . . . Los Angeles, California	50	Director and Chairman of the Audit Committee	Chief Executive Officer, CinemaNow, Inc.	September 30, 2005
Mr. James McNamara . . . . . Miami, Florida	52	Director	Chairman of Panamax Films, LLC	July 20, 2006
Mr. Kaleil Isaza Tuzman . . . Dubai, UAE	34	Director, JumpTV and President and Chief Executive Officer, JumpTV International	President and Chief Executive Officer, JumpTV International	September 30, 2005
Mr. Alexander Blum . . . . . . Greenwich, Connecticut	43	President, JumpTV	President, JumpTV	n/a
Mr. Kriss Bush . . . . Oakville, Ontario	47	Chief Financial Officer, JumpTV	Chief Financial Officer, JumpTV	n/a
Mr. Mark David . . . . Dubai, UAE	39	Managing Director, JumpTV International and General Manager, JumpTV Limited	Managing Director, JumpTV International and General Manager, JumpTV Limited	n/a
Mr. Willem Galle . . . . Waterloo, Ontario	48	Chief Operating Officer, JumpTV	Chief Operating Officer, JumpTV	n/a
Mr. Thomas Herman . . . . . . New York, New York	35	Vice President, Product Development, JumpTV	Vice President, Product Development, JumpTV	n/a
Mr. Daniel O'Hara . . . . Ottawa, Ontario	46	Technology Fellow, JumpTV	Technology Fellow, JumpTV	n/a

Notes:

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

The following chart sets forth the companies and partnerships (other than JumpTV and the Subsidiaries) of which each Director is, or has in the past five years been, a director or partner. Except as described below, no

Director is, or has been during the five years preceding the date of this document, a director or a partner in a partnership.

Director	Past Directorships and Partnerships	Current Directorships and Partnerships
Mr. G. Scott Paterson	Altarex Corp. Art Gallery of Ontario Leitch Technology Corporation Lion Funds PHS Networks Inc. Tecmar Technologies Incorporated Yorkton Securities Inc. Yorkton Securities USA, Inc.	Automated Benefits Corp. Freepour Control Systems Lions Gate Entertainment Corp. ("Lionsgate") Merry Go Round Children's Foundation Paterson Partners Inc. Patstar Inc. Patstone Inc. Pioneering Technologies Inc. Rand A Technology Corporation Ridley College Run of River Power Inc. Versa Management Systems Inc.
Mr. Lorne Abony	Biosculpture Technologies Inc.	betbull plc Fluid Audio Networks, Inc. Fun Technologies Inc.
Mr. Mark Amin		Lionsgate Sobini Films, Inc.
Mr. Curt Marvis		CinemaNow, Inc.
Mr. James McNamara	SBS Broadcasting S.A. Film Roman Inc.	Hispanic Scholarship Fund Panamax Films, LLC
Mr. Kaleil Isaza Tuzman	govWorks, Inc. KPE, Inc. MBS Inc. Pioneering Technologies Inc. Tallion, S.A. de C.V. Versa Management Systems, Inc.	Automated Benefits Corp. Heart of Entrepreneurship, LLC Inversiones Calle Cochera del Hobo, S.A. JumpTV Colombia Ltda. KIT Capital, LLC KIT Capital Ltd. LISTA Foundation Recognition Group, LLC World Recognition International, LLC WRI Acquisition, LLC

Immediately prior to closing of the Offering, the Directors and executive officers of JumpTV, as a group, will own or control, directly or indirectly, an aggregate of 6,049,317 Common Shares, representing approximately 28.46% of the outstanding Common Shares of JumpTV, without giving effect to the Common Shares issuable under the Offering. The aggregate number of Common Shares that the Directors and executive officers of JumpTV will own or control, directly or indirectly, at the closing of the Offering, will be 6,049,317 Common Shares, representing approximately 18.19% of the outstanding Common Shares of JumpTV, without giving effect to the exercise of the Over-Allotment Option or taking into account any purchases of Common Shares pursuant to the Offering which may be made by such Directors and executive officers. The interests of each of the Directors is set out in "Directors and Officers — Directors' and Others' Interests" on page 77.

The Board has established the Advisory Board to provide it assistance in fulfilling its responsibilities and to obtain the benefit of its Members' experience. JumpTV will include reference to the Advisory Board in its public disclosure, including its composition of Members from time to time. Meetings of the Advisory Board will be held

annually and attended in person and as otherwise directed by the Chief Executive Officer of JumpTV. The Chief Executive Officer of JumpTV will, from time to time, invite Members to participate in meetings of the Board or seek advice from individual Members on particular issues. Members will execute standard form agreements with JumpTV, addressing matters such as confidentiality, indemnification and eligibility to participate in stock option and other share incentive plans of JumpTV. Members will not, solely by virtue of their roles as Members, be officers or Directors of JumpTV, but will be subject to JumpTV's insider trading and corporate disclosure policies. Members are indemnified by JumpTV against any liabilities or costs incurred through their service as Members. JumpTV reimburses the Members for reasonable expenses incurred in connection with their services as Members in accordance with JumpTV's travel and expense reimbursement policies. In addition, JumpTV has provided an indemnity in favour of one of the Members to indemnify the Member against all liabilities, costs (including reasonable legal costs), charges and expenses arising as a result of the Member's role or capacity as Advisory Board Member.

Biographies of Directors and Officers

G. Scott Paterson, age 42, *Chairman and Chief Executive Officer*

Toronto, Ontario, Canada

Mr. G. Scott Paterson has been Chairman of JumpTV since January 2002 and Chief Executive Officer since May 2005. Mr. Paterson has been Chief Executive Officer of Paterson Partners Inc., a venture capital company, since January 2002.

Mr. Paterson served as Chairman and Chief Executive Officer of Yorkton Securities Inc. from October 1998 to December 2001. Under his leadership Yorkton became one of Canada's leading technology, biotechnology and film & entertainment underwriters. From May 1997 to October 1998, Mr. Paterson served as President of Yorkton Securities. During Mr. Paterson's tenure, Yorkton Securities raised over Cdn$3 billion as lead underwriter and over Cdn$13 billion as co-managing underwriter for Canadian technology, biotechnology and film & entertainment companies. In the first quarter of 2000, Brendan Wood International's Investment Banking World Watch ranked Yorkton Securities #1 in 10 key investment banking categories in the technology and healthcare sectors in Canada.

Mr. Paterson is currently a director of Lionsgate (NYSE:LGF) and Rand A Technology Corporation (TSX:RND), both public companies. Mr. Paterson is Chairman of both companies' audit committees though he expects to relinquish this role with Rand in July 2006. Mr. Paterson is also Chairman of the board of directors of Automated Benefits Corp. (TSXV:AUT).

Mr. Paterson was previously a director of Leitch Technology Corporation (now a business unit of Harris Corporation) from 1994 to 2002. Leitch is a global leader in the design and distribution of high-performance video systems for the professional television industry.

Mr. Paterson has served the Canadian securities industry in multiple capacities. He is the past Chairman of the board of directors of the Canadian Venture Exchange Inc. and in 2001 was the Vice-Chairman of the Toronto Stock Exchange Inc. Mr. Paterson served as a Governor of the Investment Dealers Association of Canada and as a member of the board of directors of each of the Canadian Investor Protection Fund and the Canadian Securities Institute.

Mr. Paterson serves the community as a member of the Board of Governors of Ridley College and as the Chairman of the Merry Go Round Children's Foundation. He previously was a trustee of the Art Gallery of Ontario.

Mr. Paterson is a graduate of Ridley College and earned a bachelor of arts (economics) degree from the University of Western Ontario, London, Canada. He is a recipient of Canada's highly-regarded Top 40 Under 40 Award and was recognized in 1999 by Time Magazine as one of Canada's 21st Century Leaders. Mr. Paterson was also acknowledged by his alma mater in 2000 receiving the university's highest award for an alumnus, the Purple & White Award.

In December 2001, Mr. Paterson entered into a settlement agreement with the Ontario Securities Commission in connection with conduct that was contrary to the public interest in respect of certain corporate finance and trading activities engaged in by Mr. Paterson and Yorkton Securities Inc., the investment dealer with which he was associated. The conduct related, among other things, to his multiple roles involving several public companies. The settlement agreement was approved by an order of the Commission.

The settlement agreement provided, among other things, that Mr. Paterson's registration under the OSA be suspended until December 19, 2003, Mr. Paterson could not be an officer or a director of a registrant nor own any interest in a registrant until December 19, 2003, he make a voluntary payment to the Commission of one million Canadian dollars (and an additional payment to the Commission of one hundred thousand Canadian dollars in respect of the Commission's investigation costs in relation to the proceeding), he temporarily cease trading in securities for a six-month period (other than his interest in Yorkton Securities Inc., which he sold), and he be reprimanded by the Commission. Mr. Paterson ceased to be an officer of Yorkton Securities Inc. on December 14, 2001.

There were no allegations of securities rule or law breaches. No restrictions were imposed on Mr. Paterson regarding his capacity to act as an officer and/or director of public companies. Mr. Paterson has fulfilled the terms of the settlement agreement.

Lorne Abony, age 36, Vice-Chairman of the Board and Non-Executive Director

Toronto, Ontario, Canada

Mr. Lorne Abony has been a Non-Executive Director of JumpTV since September 2005. Mr. Abony is the Co-Founder and Chief Executive Officer of Fun Technologies Inc., as well as the largest individual shareholder. Fun is one of the world's leading online casual gaming providers (AIM:FUN, TSX:FUN). Fun is a publicly traded company listed on AIM and the TSX. Fun is 51% owned by Liberty Media Corporation (NYSE:L) and has a market capital value of Cdn$408 million.

Mr. Abony was previously the Co-Founder and former President of "Petopia.com", an online pet food and supply destination that was sold to Petco in 2000.

Mr. Abony practiced corporate and securities law at Aird & Berlis in Toronto. As corporate counsel his responsibilities included mergers, acquisitions and divestitures, public securities offerings, shareholder arrangements, corporate finance and regulatory matters.

Mr. Abony sits on the Board of Directors of American Idol Underground and betbull. Mr. Abony is also on the Board of Trustees of the Fraser Institute and was a recipient of Canada's Top 40 Under 40 Award.

Mr. Abony holds an MBA from Columbia Business School, an LLB/JD from the International Law Center at the University of Windsor and a BA with distinction from McGill University.

Mark Amin, age 56, Non-Executive Director

Los Angeles, California, USA

Mr. Mark Amin has been a Non-Executive Director of JumpTV since September 2005. Mr. Amin is currently Vice Chairman of the Board of Directors of Lionsgate and one of the largest individual shareholders. Lionsgate is one of the leading independent producers and distributors of films in the United States and has been responsible for distributing many acclaimed films such as *Crash*, *Fahrenheit 9/11* and *Saw*.

Mr. Amin also serves as Chairman and Chief Executive Officer of Sobini Films, Inc., a production company he formed in early 2001 to independently finance and produce specialized and mainstream motion pictures. Sobini Films just completed production of *Peaceful Warrior*, based on a best selling novel by Dan Millman, starring Nick Nolte and Amy Smart. In 2004, Mr. Amin produced Paramount's *The Prince & Me*, starring Julia Stiles and Luke Mably.

Mr. Amin's film credits as Executive Producer include the critically acclaimed feature *Frida* which received six Academy Award nominations and *Eve's Bayou*, which received seven Image Award nominations including Best Motion Picture. Mr. Amin has received credit in over 35 feature films ranging from low budget independents to television films and major studio productions.

Mr. Amin founded and currently serves as Chairman of CinemaNow, Inc., which is a provider of feature films and video-on-demand through the Internet. CinemaNow's major shareholders include Microsoft, Cisco, Menlo Ventures, Blockbuster and Lionsgate.

Mr. Amin founded and acted as Chairman and Chief Executive Officer of Trimark Pictures from 1985 until October 2000 when the company merged with Lionsgate.

Mr. Amin graduated from the John Anderson School of Business at the University of California at Los Angeles (UCLA), with an MBA in marketing in 1975. He was previously awarded a BA in economics by the University of Kansas.

Mr. Amin is a member of the Academy of Motion Pictures Arts and Sciences and the Academy of Television Arts and Sciences.

Curt Marvis, age 50, Non-Executive Director

Los Angeles, California, USA

Mr. Curt Marvis has been a Non-Executive Director of JumpTV since September 2005. Mr. Marvis is Co-Founder and Chief Executive Officer of CinemaNow, Inc., which is a provider of feature films and video-on-demand through the Internet. CinemaNow's major shareholders include Microsoft, Cisco, Menlo Ventures, Blockbuster and Lionsgate. CinemaNow legally offers content from a library of more than 4,000 new and classic movies, television programs, music concerts and music videos from 20th Century Fox, ABC News, Disney, HDNet, Lionsgate, MGM, Miramax, NBC Universal, Sony, Sundance Channel, Warner Bros. and more than 250 other licensors for downloading or streaming.

Mr. Marvis was previously President of publicly held game developer 7th Level where he led its successful restructuring into delivery of web-based technology applications. At 7th Level, Mr. Marvis created and implemented business partnerships with Microsoft, Real Networks, GeoCities, broadcast.com, IBM and MTV and helped orchestrate a merger to create Learn2.com.

Mr. Marvis was a founder of multimedia start-up Powerhouse Entertainment and served one year on the IBM Multimedia Task Force creating strategic plans for IBM in its continued development of interactive software.

Mr. Marvis co-founded and served as Chief Executive Officer of The Company from 1984 to 1994. The Company was an award winning and highly successful production company for music videos, concerts, home videos and commercials. During this time, he and his partner, director Wayne Isham, produced many popular and critically acclaimed videos for MTV. In 1991, they were awarded with MTV's Video Vanguard Award honoring lifetime achievement in their work.

Mr. Marvis is a graduate with honours from UCLA with a BFA in Motion Picture and Television Production.

James M. McNamara, age 52, Non-Executive Director

Miami, Florida, USA

Mr. James McNamara has been a Non-Executive Director of JumpTV since July 20, 2006. Mr. McNamara is Chairman of Panamax Films, LLC. Panamax has an output deal with Lionsgate Films to produce films for the US Latino and greater Latin American film going audiences. Panamax focuses on high quality entertaining films in both Spanish and English.

Mr. McNamara was previously President and Chief Executive Officer of Telemundo Communications Group, Inc. The Telemundo Group is the second largest Spanish language television network in the United States. It reaches 93% of Hispanic households in 142 US markets through its 16 owned-and-operated stations, 36 broadcast affiliates and nearly 684 cable affiliates.

Mr. McNamara was previously President of Universal Television Enterprises where his responsibilities included domestic syndication, first-run programming and international sales. Mr. McNamara oversaw the distribution of all Universal television production including live-action and animated series, specials, telefilms and Universal feature films. During his tenure, Mr. McNamara negotiated and concluded a series of output and co-production deals with RTL (Germany), TF1 (France) and ITV (UK), as well as the acquisition of assets of Multimedia Entertainment in December 1996.

Mr. McNamara joined Universal from New World Entertainment where he served as Chief Executive Officer from 1991 to 1995. As Chief Executive Officer, he was charged with overseeing the financial operations, production and distribution of all New World programming efforts.

Mr. McNamara was formerly on the board of directors of SBS Broadcasting S.A., which owns and operates broadcast television and radio stations in nine European countries. He also served as a board member of Film Roman, one of the world's leading suppliers of animated programming.

Mr. McNamara holds a master's degree from the American Graduate School of International Management. He earned an undergraduate degree in business administration and political science from Rollins College.

Kaleil Isaza Tuzman, age 34, Director of JumpTV; President and Chief Executive Officer of JumpTV International

Dubai, UAE

Mr. Kaleil Isaza Tuzman joined JumpTV in May 2005. He has served as Director, Managing Director and as President of JumpTV and is currently a Director of JumpTV and serving as President and Chief Executive Officer of JumpTV International.

Mr. Isaza Tuzman previously acted as President & Managing Partner of KIT Capital, LLC (d/b/a "Recognition Group"), a New York-based merchant banking firm focusing on emerging growth companies. In his role at Recognition Group from 2001 to 2005, Mr. Isaza Tuzman led investments and served as interim Chief Executive Officer for companies in the media, software and Internet service fields, one of such companies being digital media firm KPE, Inc.

Prior to founding Recognition Group, Mr. Isaza Tuzman was Chairman & Chief Executive Officer of govWorks, Inc., a government-focused transaction processing software company which was backed by Mayfield Fund, Kohlberg Kravis Roberts and Hearst. While Mr. Isaza Tuzman was serving as Chairman of govWorks, the company filed for and was sold under Chapter 11 bankruptcy protection to an affiliate of First Data Corporation (NYSE:FDC) in January 2001.

Prior to govWorks, Mr. Isaza Tuzman spent nearly five years in investment banking and equities risk arbitrage at Goldman, Sachs & Co.

Mr. Isaza Tuzman has been a contributor/commentator for Fox News, CNBC and CNN en Español. He has acted as a term member of the US Council on Foreign Relations and a trade mission representative for the Clinton and Bush administrations. He recently published *The Entrepreneur's Success Kit* (St. Martin's Press, 2005).

Mr. Isaza Tuzman sits on the boards of Automated Benefits Corp. (TSXV:AUT), World Recognition International, LLC and is on the liquidation advisory committee of Oakwood Homes Corp. (OTCBB:OKWHQ).

Mr. Isaza Tuzman graduated magna cum laude from Harvard University with a degree in government and a certificate in Latin American studies. He was named one of the Top 100 Most Influential Hispanics by Hispanic Magazine.

Alex Blum, President of JumpTV

Greenwich, Connecticut, USA

Mr. Alex Blum was most recently Vice President of Product Marketing for America Online's Audience Business. In that role, Mr. Blum oversaw the re-launch of the AOL.com portal and was intimately involved with the development and launch of AOL's Instant Messenger, WebMail, AOL community products and social networking services.

In addition, Mr. Blum oversaw all media and entertainment products, including the AOL Media Player, the world's first streaming video online network destination, Video@AOL, AOL Video Search and AOL's targeted streaming advertising platform.

Mr. Blum was previously Vice President of AOL Television where he established strategic relationships with such companies as DirecTV, TiVo and OpenTV.

Prior to his tenure at AOL, Mr. Blum spent 10 years in the computer software industry.

Mr. Blum holds a bachelor of science degree in mechanical engineering from the University of Colorado and received his MBA from the Albers School at Seattle University.

Kriss Bush, Chief Financial Officer of JumpTV

Oakville, Ontario, Canada

Mr. Kriss Bush has served as Chief Financial Officer of JumpTV since December 2005.

Prior to joining JumpTV, Mr. Bush served as the Chief Financial Officer for Rand A Technology Corporation (TSX:RND). Mr. Bush is a Certified Public Accountant with more than 20 years of experience in finance, tax and accounting in North America, Asia and Europe.

Mr. Bush has served as a senior finance and tax executive with American Express International, ITT Corporation's European headquarters, Cable & Wireless PLC and Nortel Networks.

Mr. Bush worked for over five years in New York City with Price Waterhouse and Touche Ross and has served as an investment banker with Lehman Brothers in London.

Mr. Bush has a master's degree from The American University, in addition to completing senior executive level programs with the London Business School and Duke University.

Mark David, Managing Director of JumpTV International and General Manager of JumpTV Limited

Dubai, UAE

Mr. Mark David serves as Managing Director of JumpTV International and General Manager of JumpTV Limited.

Mr. David has 18 years of commercial television experience, holding executive sales and marketing positions for broadcasters in both New Zealand and the UK.

In New Zealand, Mr. David held the position of National Sales Manager for Television New Zealand.

Moving to the UK in 1999, Mr. David worked for MTV Europe, responsible for Central and Eastern European distribution and advertising sales.

In March 2000, Mr. David moved to Zone Vision as the Senior Vice President of Sales and Marketing. During this six year tenure, global sales grew dramatically and the company established 19 offices worldwide with sales and marketing staff in excess of 140.

Mr. David was part of the senior management team behind Zone Vision's initial venture capital funding through to the sale of the company to Liberty Global International in January 2005.

Willem Galle, Chief Operating Officer of JumpTV

Waterloo, Ontario, Canada

Mr. Willem Galle has served as Chief Operating Officer of JumpTV since February 2006.

Prior to joining JumpTV, Mr. Galle served as Vice Chairman and Chief Operating Officer of The Descartes Systems Group Inc. (NASDAQ:DSGX, TSX:DSG), a leading supply chain technology company headquartered in Waterloo, Ontario, Canada.

Mr. Galle has also served as Chief Executive Officer of Calixon, a software engineering firm that developed a global Internet-based shipment tracking system for companies such as Ericsson and DHL.

Mr. Galle holds degrees in mechanical engineering and business administration.

Daniel O'Hara, Technology Fellow of JumpTV

Ottawa, Ontario, Canada

Mr. Daniel O'Hara has been with JumpTV since 1999 and currently serves as Technology Fellow.

Mr. O'Hara has 28 years of experience in IT and technology and has owned and operated a computer consulting firm in Ottawa, Ontario, Canada.

Mr. O'Hara worked for eight years for SHL Systemhouse as a Senior Technical Architect, working primarily in the telecom industry.

Mr. O'Hara worked with Computer Innovations, one of the largest Canadian computer retailers at the time, from 1978 to 1985.

Tom Herman, Vice President, Product Development of JumpTV

New York, New York, USA

Mr. Tom Herman joined JumpTV in June 2005 as Chief Operating Officer and currently serves as Vice President, Product Development.

Prior to joining JumpTV, Mr. Herman co-founded and served as Chief Technology Officer of govWorks, a New York-based government-focused transaction processing software company.

Mr. Herman was a partner of Recognition Group, a private equity firm investing in technology and digital media companies, a Senior Web Architect at Molecular Inc. as well as a Managing Director at Windsor Mountain International.

Biographies of Advisory Board Members

Gabriel A. Battista, Chairman of the Board, Talk America Holdings Inc.

Reston, Virginia, USA

Mr. Gabriel Battista is Chairman of the Board of Directors of Talk America Holdings Inc. (NASDAQ: TALK). Talk America is a leading competitive communications provider that offers phone services and high speed Internet access to both residential and business customers. Mr. Battista joined Talk America as its President, Chairman and Chief Executive Officer in January 1999.

Mr. Battista was previously Chief Executive Officer of Network Solutions, Inc. from October 1996 and a director from November 1996. Network Solutions is the original provider for domain name registration and a leading provider of Internet services. Under his leadership, Network Solutions became a public company on the NASDAQ in September of 1997.

Mr. Battista was previously Chief Executive Officer of Cable & Wireless, Inc. From February 1991 to September 1995, he served as President and Chief Operating Officer of what at the time was the nation's largest telecommunications services provider that exclusively served businesses, becoming a major provider of telecommunications services to small and medium sized business establishments.

Mr. Battista was previously Chief Operating Officer of National Telephone Services, a long distance operator service company.

Mr. Battista was previously President of US Sprint's Eastern Group. His career also includes senior management positions at GTE Telenet and the General Electric Company.

Mr. Battista also serves on the board of directors of TEOCO (a private company), as a member of the board of trustees of the American University of Rome and of Capitol College as the Vice Chairman and as a member of the board of directors of New Technology Management, Inc. In June of 2004, Mr. Battista was named the Greater Washington Area Communications Entrepreneur of the Year by Ernst & Young.

Mr. Battista received a BSEE from Villanova University, an MSEE from Drexel University and an MBA from Temple University. He is also a registered professional engineer in the state of Pennsylvania.

Jon Feltheimer, Co-Chairman and Chief Executive Officer, Lionsgate

Los Angeles, California, USA

Mr. Jon Feltheimer is Co-Chairman and Chief Executive Officer of Lionsgate. Lionsgate's feature films have generated more than $300 million at the domestic box office during each of the past two years including such recent number one box office hits as *Saw II*, *Hostel*, *Madea's Family Reunion* and this year's Academy Award-winning Best Picture, *Crash*. Lionsgate has earned 25 Academy Award nominations and seven Oscar wins in the past seven years. Lionsgate's business also includes four prime time cable network series, a $500-million-a-year home entertainment business and a minority interest in CinemaNow Inc.

During Mr. Feltheimer's six year tenure as Chief Executive Officer, Lionsgate has increased its revenue from approximately $150 million to nearly $900 million annually, grown its market capitalization from $80 million to $1 billion and generated nearly $100 million in free cash flow annually.

Mr. Feltheimer was previously head of the Columbia TriStar Television Group and Executive Vice President of Sony Pictures Entertainment.

Mr. Feltheimer served as the architect of Sony's investment and management of the US-based Spanish-language network Telemundo in conjunction with Liberty Media and Apollo Partners. Telemundo was sold to NBC in 2000 for approximately $2 billion.

Mr. Feltheimer spent eight years at New World Entertainment where he was promoted to President and Chief Executive Officer.

Mr. Feltheimer earned a bachelor's degree in economics with honours from Washington University.

Andy Kaplan, President, International Networks, Sony Pictures Television International

Los Angeles, California, USA

Mr. Andy Kaplan has been Sony Pictures Television International's ("SPTI") President, International Networks, since 2005. From 2002 until 2005 he was Senior Executive Vice President of International Networks. SPTI is the division of Sony Pictures Entertainment that is responsible for all of Sony's television businesses outside of the United States.

Mr. Kaplan is responsible for all of the company's cable and satellite television networks and investments which now number more than 40 channels throughout Asia, Europe, the Middle East and Latin America.

Mr. Kaplan was previously Chairman and Chief Executive Officer of digital media company, Hollywood Stock Exchange, where he was responsible for its worldwide operational management.

Prior to that, Mr. Kaplan was Sony Picture's Executive Vice President, Worldwide Television Group. In this role, Mr. Kaplan oversaw the studio's domestic and international production and distribution divisions, its international satellite networks, Columbia TriStar Interactive, Sony Online Entertainment and its family entertainment unit.

Mr. Kaplan was previously responsible for overseeing the financial management and day-to-day operations of Columbia Tristar Television.

Mr. Kaplan joined Sony in 1987 as Vice President, having previously served in various executive positions at Hal Roach Studios and Embassy Pictures.

Mr. Kaplan received a BA in Economics from UCLA and an MBA from USC.

Bruce Maggin, Principal, H.A.M. Media Group

New York, New York, USA

Mr. Bruce Maggin is the founder and principal of the H.A.M. Media Group, an international investment and advisory firm specializing in the entertainment and media industries.

Mr. Maggin was previously the Chief Executive Officer of TV Media, a joint venture company formed by NBC, Gemstar International and Thomson Multimedia.

Mr. Maggin is also a director of Phillips-Van Heusen Corporation where he serves as the Chair of the audit committee. In addition, he is a director of Central European Media Enterprises Ltd. (NASDAQ:CETV) and serves as the Chair of the compensation committee of that company. Central European Media Enterprises operates one of the leading group of TV networks and stations across Central and Eastern Europe. Today, Central European Media Enterprises and its partners operate ten stations in six countries with news and information programming at the heart of each operation.

Formerly, Mr. Maggin was the head of the Capital Cities/ABC Multimedia Group where he was responsible for developing a wide variety of businesses addressing opportunities created by the digital world including pay-per-view, video gaming and data transmission services.

Mr. Maggin has also served as a director of ESPN, Lifetime Television, Newstar Media, In-Store Advertising, Creative Wonders, Mindarrow and other media companies.

Gary Slaight, President and Chief Executive Officer, Standard Broadcasting Corporation Limited

Toronto, Ontario, Canada

Mr. Gary Slaight is President and Chief Executive Officer of Standard Broadcasting Corporation Limited, one of Canada's largest privately-owned multi-media companies. Mr. Slaight is the President and Chief Executive Officer of Standard Radio Inc. which now has 51 radio stations and two television stations across the country. Standard Broadcasting has an equity interest in Milestone Radio Inc., Haliburton Broadcasting Group and Sirius Canada.

Mr. Slaight became President and Chief Executive Officer of Standard Radio in 1987.

Mr. Slaight is actively involved in the industry and is a staunch supporter of Canadian music talent. He created the National Songwriting Contest, the Homegrown Contest and the Canadian Radio Music Awards.

Mr. Slaight was named Broadcast Executive of the Year in 1992, 1993, 1996 and 1998 at the Annual Music Industry Awards by Canadian Music Week. In 2004, he received the Award for Outstanding Community Service by an Individual Broadcaster from the Canadian Association of Broadcasters. In March 2005, he was inducted into the Canadian Music Industry Hall of Fame.

Mr. Slaight is currently on the board of directors of Sick Children's Hospital Foundation, Toronto's Walk of Fame, Moontaxi and Maplemusic. He is also on the United Way Leadership Giving Committee.

Mr. Slaight obtained a BA in English from the University of Western Ontario.

Seymour Stein, Chairman, Sire Records (division of Warner Music) and President, Rock and Roll Hall of Fame Foundation

New York, New York, USA

Mr. Seymour Stein is the Chairman of Sire Records and president of the Rock and Roll Hall of Fame Foundation. Sire Records was independently operated until it was sold to Warner Brothers in 1980. Sire Records now operates as a division of Warner Music. Early artists include Focus from Holland, Climax Blues Band, Renaissance and Barkley James Harvest from the UK.

Mr. Stein helped to found Blue Horizon Records, one of the UK's seminal independent labels responsible for the launching of the British blues scene with acts like Fleetwood Mac, Christine McVie and Chickenshack.

Mr. Stein signed many artists synonymous with New York City's punk scene in the late 1970's and 1980's including the Ramones, Talking Heads, Richard Hell & the Voidoids and the Dead Boys.

Mr. Stein later signed a spread of gold, platinum and multi-platinum musical acts as well as other bands, including: Madonna, the Pretenders, Depeche Mode, Ice-T, the Cure, Soft Cell, Everything But the Girl, Aztec Camera, the Cult, Modern English, kd lang, the Replacements, the Smiths, Uncle Tupelo, Dinosaur Jr., Seal, Barenaked Ladies, Ofra Haza, the Undertones, Ride, My Bloody Valentine, Lou Reed, Erasure, Soft Cell, Madness, Ministry, Brian Wilson, Primal Scream, Laid Back, Ride, Throwing Muses, Uncle Tupelo, Wilco and Belly.

Mr. Stein remained as President of Sire Records when the company was purchased by Warner Brothers in 1980.

In 1995, Mr. Stein became President of Elektra Records. In 1997, Sire was reborn as the Sire Records Group, later to merge with London Records.

Mr. Stein re-launched Sire Records in 2002. Today, Sire remains as an eclectic label, with a varying roster of artists including H.I.M., Regina Spektor, the Veronicas, Evermore, the Von Bondies, Hot Hot Heat, the Distillers and the Subways, amongst others.

Mr. Stein is the President and a Co-Founder of the Rock and Roll Hall of Fame Foundation in Cleveland, Ohio. He was inducted into the Rock and Roll Hall of Fame in 2005.

Christiane zu Salm, Chairwoman of FON GmbH

Munich, Germany

Ms. Christiane zu Salm is the Chairwoman of FON GmbH, a global wireless Internet provider. Google and Skype are among the companies with an ownership stake in FON.

Ms. zu Salm was the Chief Executive Officer of Euvia Media from 2001 to 2005, a holding company under which she founded the two interactive television channels 9Live and sonnenklar TV.

Prior to joining Euvia Media AG, Ms. zu Salm acted as the Managing Director of MTV Central Europe from 1998 to 2001.

Ms. zu Salm initiated the "European College of Arts" scholarship program for young European artists, which, in collaboration with Audi and the Berlin University of the Arts, aims to promote the dialog between the arts, society and business in Europe. As a member of the Board of Trustees, Ms. zu Salm supported the internationally renowned cultural festival 'RuhrTriennale' in 2004. In addition, she is a visiting professor for media management at the University of the Arts in Berlin.

Ms. zu Salm is a founding member and a member of the Board of Directors of NFTE Germany. The NFTE imparts business and entrepreneurial competence to socially disadvantaged young people in order to provide them with new perspectives and improve their career opportunities.

Ms. zu Salm is a member of the Board of Trustees of the German-Israeli economic union (DIW).

Recognized with numerous awards, Ms. zu Salm was named Global Leader for Tomorrow in 2002 by the World Economic Forum in Davos. The Financial Times Europe ranks her among the top 25 Leaders of the new Europe. In addition, her success at the MTV Central Europe earned her the Echo music award for Media Woman 2001.

Directors' and Others' Interests

The interests (all of which are beneficial, except as noted) of the Directors and persons to whom they are a related party (for the purposes of the AIM Rules), which if the person were a Director would otherwise be disclosed pursuant to this paragraph, in the share capital of JumpTV as of the date of this prospectus and immediately following the closing of the Offering, are or are expected to be as follows:

Common Shares

	Date of this Prospectus		Date of the Offering	
Director	Number of Common Shares	Percentage of Issued Capital	Number of Common Shares	Percentage of Issued Capital
Mr. G. Scott Paterson	5,219,990[(1)]	24.56	5,219,990[(1)]	15.70
Mr. Kaleil Isaza Tuzman	261,810[(2)]	1.23	261,810[(2)]	0.79
Mr. Mark Amin	40,000	0.19	40,000	0.12
Mr. Lorne Abony	35,000	0.16	35,000	0.11
Mr. Curt Marvis	10,000	0.05	10,000	0.03

Notes:

(1) This figure does not include 85,000 Common Shares held by Mr. Paterson's spouse and 696,826 Common Shares held by the Paterson Family Trust. Mr. Paterson does not exercise control or direction over such Common Shares.

(2) These securities are held by KIT Capital Ltd., an entity controlled by Mr. Isaza Tuzman. This figure does not include 236,990 unvested Restricted Shares.

Options, Warrants and Other Rights to Acquire Common Shares

Director	Number of Common Shares under Options Granted[(1)(5)]	Date of Grant	Exercise Price ($)	Start of Exercise Period[(2)]	End of Exercise Period
Mr. Lorne Abony	100,000	11/10/05	1.80	11/10/05	11/10/09
	105,000	11/10/05	1.80	11/10/05	12/16/07
	100,000	04/26/06	4.00	04/26/06	04/26/11
Mr. Mark Amin	100,000	09/02/05	1.80	09/02/05	09/28/09
	100,000	11/10/05	1.80	11/10/05	11/10/09
Mr. Curt Marvis	100,000	11/10/05	1.80	11/10/05	11/10/10
	10,000	06/16/06	6.00	06/16/06	06/16/11
Mr. James McNamara	100,000[(3)]	04/26/06	4.00	04/26/06	04/26/11
Mr. G. Scott Paterson	1,000,000[(4)]	03/27/06	4.00	03/27/06	03/27/11
Mr. Kaleil Isaza Tuzman	675,000	09/08/05	1.80	09/08/05	09/08/10
	220,000	03/27/06	2.50	03/27/06	03/27/11

Notes:

(1) Includes all rights exercisable to acquire Common Shares, including options, warrants and SARs.

(2) Subject to applicable vesting periods.

(3) SARs granted pursuant to the Stock Appreciation Rights Plan.

(4) SARs granted pursuant to the Stock Appreciation Rights Plan.

(5) Does not include 230,000 warrants and 10,000 options granted to Members of the Advisory Board, at exercise prices ranging from $1.80 to $6.00.

Except as disclosed above, none of the Directors (nor any related party for the purposes of the AIM Rules) has any interest, whether beneficial or non-beneficial, in the share capital of JumpTV. Except as disclosed above, none of the Directors nor members of their families (as such expression is defined in the AIM Rules) has a related financial product referenced to the Common Shares.

Committees of the Board and Corporate Governance

The Board presently consists of three non-executive Directors and two executive Directors. The Board has established the Audit Committee, the Compensation Committee and the Disclosure Committee, and has approved the creation of a Programming Governance Committee, each of which will have the duties and responsibilities delegated by the Board. It is also anticipated that the Board will establish a Corporate Governance Committee. The Directors appoint the members of the committees. JumpTV has adopted a TSX and AIM compliant insider trading policy in respect of the Directors, senior officers and certain employees and consultants of JumpTV, along with certain of their related parties, with effect from the Offering.

Audit Committee

The Audit Committee currently consists of three Directors, Curt Marvis, who is independent and Lorne Abony and Mark Amin, both of whom are not independent, and all of whom are financially literate, in each case within the meaning of the Canadian securities rules applicable to audit committees. Curt Marvis is the Chair of the Audit Committee. It is the intention of the Company that the Audit Committee will be reconstituted such that all members will be independent and financially literate within the prescribed time periods set out in Multilateral Instrument 52-110.

The Audit Committee is responsible for the oversight and supervision of:

- the accounting and financial reporting practices and procedures of JumpTV;
- the adequacy of the internal accounting controls and procedures of JumpTV; and
- the quality and integrity of the consolidated financial statements of JumpTV.

In addition, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the external auditor, as well as the pre-approval of all non-audit services provided by the external auditor, and for directing the auditor's examination into specific areas of the business of JumpTV.

The Audit Committee has a written charter and established procedures to deal with complaints regarding accounting, internal accounting controls or auditing matters. The Board has adopted a whistleblower policy to deal with confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

Compensation Committee

The Compensation Committee consists of three Directors, one of whom is independent. The Chair of the Compensation Committee is Mark Amin. The other members of the Compensation Committee are Lorne Abony and Curt Marvis. The Compensation Committee reviews and makes recommendations to the Board concerning the appointment of officers and the hiring, compensation, benefits and termination of senior management of JumpTV.

The Compensation Committee annually reviews the Chief Executive Officer's goals and objectives for the upcoming year and provides an appraisal of the Chief Executive Officer's performance. The Compensation Committee makes recommendations regarding the operation of the Stock Option Plan, Restricted Share Plan and Stock Appreciation Rights Plan.

Disclosure Committee

The Board recognizes the importance of complying with all disclosure requirements imposed by applicable securities laws and is committed to promoting consistent disclosure practices aimed at accurate and timely disclosure of material information. To ensure consistent and appropriate disclosure practices, the Board has

adopted a disclosure policy to govern the disclosure by its employees, officers and Directors of material information about JumpTV and has established a Disclosure Committee composed of senior executives to assist JumpTV in making accurate, complete and timely disclosure. The composition and operation of the Disclosure Committee are established in the disclosure policy and the Disclosure Committee currently consists of the Chief Executive Officer, the Chief Financial Officer and the President of JumpTV.

Programming Governance Committee

The Board has approved the creation of a Programming Governance Committee. The Programming and Governance Committee will assist the Board in developing and implementing effective policies with respect to content that is broadcast by JumpTV.

Corporate Governance Committee

The Board will establish a Corporate Governance Committee which will be responsible for ensuring compliance with the Canadian Securities Administrators' National Instrument 58-101 — Disclosure of Corporate Governance Practices and National Policy 58-201 — Corporate Governance Guidelines. The Governance Committee will be responsible for developing JumpTV's approach to corporate governance issues and compliance with applicable laws, regulations, rules, policies and orders with respect to such issues including the board mandate, positions descriptions, orientation and continuing education, code of business conduct and ethics.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of the compensation of the President and Chief Executive Officer and the Chief Financial Officer of JumpTV and the three most highly compensated individuals who served as executive officers of JumpTV whose total bonus and salary exceeded Cdn$150,000 for the nine months ended December 31, 2005 (collectively, the "Named Executive Officers").

	Annual Compensation				Long-Term Compensation Awards		
Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	All Other Compensation ($)
Mr. G. Scott Paterson, Chairman and Chief Executive Officer	2005	52,500[2]	Nil	Nil	Nil	Nil	Nil[15]
Mr. Kriss Bush, Chief Financial Officer	2005	6,250[3]	Nil	Nil	Nil[4]	225,000[5]	Nil
Mr. Kalcil Isaza Tuzman, President and Chief Executive Officer of JumpTV International[6]	2005	Nil	427,500[7]	Nil	675,000	585,000[8]	Nil
Mr. Tom Herman, Vice President, Product Development[9]	2005	67,308[10]	Nil	Nil	100,000	180,000[11]	Nil
Mr. Daniel O'Hara, Technology Fellow	2005	96,486[12]	Nil	Nil	100,000	180,000[13]	Nil
Mr. Farrel Miller Former Chief Executive Officer and Vice-Chairman of the Board	2005	87,500	Nil	Nil	Nil	Nil	14,000[14]

Notes:

(1) Nine months ended December 31, 2005.

(2) These fees were paid to Patstar Inc., a company controlled by Mr. Paterson.

(3) Mr. Bush started employment with JumpTV on December 16, 2005. This figure represents the pro-rated portion of Mr. Bush's salary from December 16, 2005 to December 31, 2005.

(4) As part of an employment agreement dated December 16, 2005 between Mr. Bush and JumpTV, Mr. Bush was granted 150,000 options on March 27, 2006 which options began vesting December 15, 2005.

(5) 125,000 Restricted Shares were granted to Mr. Bush on November 10, 2005. One-forty eighth (1/48) of these Restricted Shares vested on January 1, 2006 and the remainder vest at a rate of (1/48) per month thereafter. As of the date hereof, 20,832 such Restricted Shares have vested, of which 15,624 Common Shares have been issued.

(6) Mr. Isaza Tuzman also served as Managing Director and President of JumpTV.

(7) These fees were earned by KIT Capital, LLC, a company controlled by Mr. Isaza Tuzman. Of this amount, $150,000 was used towards the purchase of Common Shares at the then-prevailing market value of the Common Shares.

(8) 325,000 Restricted Shares were granted to Mr. Isaza Tuzman on July 1, 2005. One-eighth (1/8) of these Restricted Shares vested after six months of service on January 1, 2006 and the remainder vest at a rate of (1/48) per month thereafter. As of the date hereof, 88,010 such Restricted Shares have vested, of which 74,470 Common Shares have been issued.

(9) Prior to December 31, 2005, Mr. Herman was Chief Operating Officer of JumpTV.

(10) These fees were paid to Windsor Mountain International, a company controlled by Mr. Herman.

(11) 100,000 Restricted Shares were granted to Mr. Herman on July 1, 2005. One-eighth (⅛) of these Restricted Shares vested after six months of service on January 1, 2006 and the remainder vest at a rate of (1/48) per month thereafter. As of the date hereof, 27,079 such Restricted Shares have vested, of which 22,913 Common Shares have been issued.

(12) These fees were paid to Danara Software Systems Inc., a company controlled by Mr. O'Hara.

(13) 100,000 Restricted Shares were granted to Mr. O'Hara on July 1, 2005. One-eighth (⅛) of these Restricted Shares vested after six months of service on January 1, 2006 and the remainder vest at a rate of (1/48) per month thereafter. As of the date hereof, 27,079 such Restricted Shares have vested, of which 22,913 Common Shares have been issued.

(14) These fees were paid to Daniel Sean LLC, a company controlled by Mr. Miller.

(15) Pursuant to a key-man insurance policy, Mr. Paterson's beneficiaries are entitled to Cdn$2 million in the event of his death.

Option/SAR Grants During The Most Recently Completed Financial Year

The following table sets out information concerning options granted during the nine months ended December 31, 2005 to Named Executive Officers. All options outstanding vest at 1/48 of their allotted amount per month.

Name	Common Shares Under Options/SARs Granted	Percent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Mr. Kaleil Isaza Tuzman, President and Chief Executive Officer of JumpTV	675,000	39.14	1.80	1.80	09/08/10
Mr. Daniel O'Hara, Technology Fellow	100,000	5.8	1.80	1.80	09/08/10
Mr. Tom Herman, Vice President, Product Development	100,000	5.8	1.80	1.80	09/08/10

Employment Agreements

The material terms of the employment arrangements between JumpTV and each of the Named Executive Officers and other members of senior management are summarized below.

G. Scott Paterson

Mr. Paterson and JumpTV entered into an employment agreement effective as of June 1, 2006. The agreement is for an indefinite term, subject to the provisions within the agreement. Mr. Paterson may terminate the employment agreement upon sixty days' notice and JumpTV may terminate the employment agreement at any time for cause. The agreement provides for a base salary of $90,000 and a bonus that is based on the attainment of certain objectives to be determined by mutual agreement of the Board and Mr. Paterson. In the event of a change of control of JumpTV (as defined in the agreement), all options, SARs or other incentive compensation held by Mr. Paterson that are subject to vesting within a period of 12 months from the date of the change of control will automatically vest. The agreement contains (i) non-solicitation and non-competition covenants in favour of JumpTV, which apply during the term of Mr. Paterson's employment and for a period of 24 months following the termination of his employment (subject to exclusions to the non-solicitation covenant allowing Mr. Paterson or his designates to solicit without restriction Jason Reid, Vice President, Finance and Corporate Secretary of JumpTV, or Jeff Maser, Vice President, Corporate Development, or other executives who had been associated with Paterson Partners or its affiliated entities and exclusions to the non-competition covenant in respect of commercial involvement that encompasses an interest of less than five percent in a publicly traded company), and (ii) confidentiality covenants in favour of JumpTV which apply indefinitely. In the

event of termination of the agreement without cause, Mr. Paterson is entitled to a severance package of 24 months compensation in lieu of notice inclusive of base salary and bonuses and all options, SARs or other incentive compensation held by Mr. Paterson that are subject to vesting within a period a 24 month period from the date of termination will automatically vest. In addition, Mr. Paterson has been granted 1,000,000 SARs pursuant to the Stock Appreciation Rights Plan, with an exercise price of $4.00 per SAR. Effective of the date of the grant of such SARs on March 27, 2006, the number of Mr. Paterson's SARs that had vested was equal to a period of 11 months of vesting.

Kaleil Isaza Tuzman

Mr. Isaza Tuzman, KIT Capital Ltd. (the "Manager"), JumpTV and JumpTV International have entered into a consulting agreement effective as of June 1, 2006, pursuant to which JumpTV International agrees to retain the Manager to provide consulting services to JumpTV International and the Manager agrees to provide the exclusive services of Mr. Isaza Tuzman to JumpTV International. The agreement is for a fixed period of five years and will automatically renew for 12 month renewal periods, subject to the provisions within the agreement. Mr. Isaza Tuzman or the Manager would be able to terminate the agreement upon three months notice and JumpTV International would be able to terminate the agreement at any time upon the occurrence of certain specified events. The agreement provides for periodic performance-based payments, which shall be no less than $180,000 per annum and the Manager will be eligible to participate in certain bonus plans of JumpTV or JumpTV International. In the event of a change of control (as defined in the Stock Option Plan) of JumpTV or JumpTV International, or the agreement is terminated by JumpTV International other than in connection with certain specified events, then all options or Restricted Shares held by the Manager that are subject to vesting within a period of 12 months from the date of the change of control or termination will automatically vest. The agreement contains (i) non-solicitation and non-competition covenants in favour of JumpTV and JumpTV International, which apply during the term of the agreement and for a period of 24 months following the termination of this agreement (subject to exclusions to the covenants in respect of specified employees) and (ii) confidentiality covenants in favour of JumpTV and JumpTV International which apply indefinitely. In addition, the Manager has been granted (i) options to purchase 675,000 Common Shares at an exercise price of $1.80 per share pursuant to the Stock Option Plan, which options vest monthly over a 48-month term commencing July 1, 2005, (ii) options to purchase 220,000 Common Shares at an exercise price of $2.50 per share pursuant to the Stock Option Plan, which options vest monthly over a 48-month term commencing January 1, 2006, and (iii) 325,000 Restricted Shares pursuant to the Restricted Share Plan.

Kriss Bush

Mr. Bush and JumpTV entered into an employment agreement dated December 16, 2005. The agreement is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a base salary of $150,000 and eligibility to participate in any bonus plan offered by JumpTV. Mr. Bush is entitled to have his salary reviewed thirty days after the closing of the Offering. The agreement contains (i) non-solicitation and non-competition covenants in favour of JumpTV, which apply during the term of Mr. Bush's employment and for a period of 24 months following the termination of his employment, and (ii) confidentiality covenants in favour of JumpTV which apply indefinitely. The agreement provides Mr. Bush with a severance package of twelve months compensation in lieu of notice inclusive of base salary and bonuses. If Mr. Bush has greater than five years of service, then the severance package is increased by one month per year or part year of service in excess of five years of service. In addition, Mr. Bush has been granted (i) options to purchase 150,000 Common Shares at an exercise price of $2.50 per share pursuant to the Stock Option Plan, which options vest monthly over a 48-month term commencing December 15, 2005, and (ii) 125,000 Restricted Shares pursuant to the Restricted Share Plan.

Daniel O'Hara

Dan O'Hara receives an annual base salary of $130,000 and is eligible to participate in any bonus plan offered by JumpTV. Mr. O'Hara has been granted (i) options to purchase 100,000 of the Common Shares at an

exercise price of $1.80 per share pursuant to the Stock Option Plan, which options vest monthly over a 48-month term commencing July 1, 2005, and (ii) 125,000 Restricted Shares pursuant to the Restricted Share Plan.

Tom Herman

Mr. Herman receives an annual base salary of $140,000 and a bonus that is based on the attainment of certain objectives to be determined by mutual agreement of the Chief Operating Officer, Mr. Herman and the Compensation Committee, where appropriate. In addition, Mr. Herman has been granted (i) options to purchase 100,000 Common Shares at an exercise price of $1.80 per share pursuant to the Stock Option Plan, which options vest monthly over a 48-month term commencing July 1, 2005, and (ii) 100,000 Restricted Shares pursuant to the Restricted Share Plan.

Alex Blum

Mr. Blum and JumpTV entered into an employment agreement dated March 1, 2006. The agreement is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a base salary of $200,000 and eligibility to participate in any bonus plan offered by JumpTV. Pursuant to the agreement, Mr. Blum was granted 400,000 options under the Stock Option Plan, 300,000 of which have been granted to Mr. Blum and 100,000 of which were substituted for SARs. The vesting of Mr. Blum's options will accelerate upon a change of control of JumpTV (as defined in the Stock Option Plan). The agreement contains (i) non-solicitation and non-competition covenants in favour of JumpTV, which apply during the term of Mr. Blum's employment and for a period of twelve months following the termination of his employment, and (ii) confidentiality covenants in favour of JumpTV which apply indefinitely. The agreement provides Mr. Blum with a severance package of twelve months compensation in lieu of notice inclusive of base salary and bonuses. If Mr. Blum has greater than five years of service, then the severance package is increased by one month per year or part year of service in excess of five years of service up to a maximum of eighteen months' severance. In addition, Mr. Blum has been granted 200,000 SARs pursuant to the Stock Appreciation Rights Plan (which includes the 100,000 SARs discussed above), with 100,000 SARs exercisable at $4.00 and 100,000 SARs exercisable at $6.00, and all such SARs having an expiry date of March 27, 2011.

Mark David

Mark David receives an annual base salary of £140,000 as an employee of JumpTV Limited and JumpTV International. In addition, Mr. David has been granted (i) options to purchase 150,000 Common Shares at an exercise price of $2.50 per share pursuant to the Stock Option Plan, which options vest monthly over a 48-month term commencing February 1, 2006, and (ii) 125,000 Restricted Shares pursuant to the Restricted Share Plan.

Willem Galle

Willem Galle receives an annual base salary of $150,000 payable in Canadian dollars and eligibility to participate in any bonus plan offered by JumpTV. In addition, Mr. Galle has been granted (i) options grant to purchase 150,000 Common Shares at an exercise price of $2.50 per share pursuant to the Stock Option Plan, which options vest monthly over a 48-month term from February 1, 2006, and (ii) 125,000 Restricted Shares pursuant to the Restricted Share Plan.

Compensation of Directors

Directors who are also executives of JumpTV are not currently entitled to any compensation for attending meetings of the Board, committees of the Board or meetings of the Shareholders. Non-executive Directors are paid an annual retainer of $5,000 and a fee of $250 per Board meeting. Each committee chairman will receive an additional annual fee of $2,500 for acting in such capacity. Each non-executive Director has been granted options to purchase Common Shares, with such options vesting at a rate of 1/48th per month. Directors are reimbursed for any out-of pocket travel expenses incurred in order to attend meetings.

JumpTV entered into a consulting agreement with Mark Amin, effective as of June 24, 2005. Pursuant to the consulting agreement, Mr. Amin agreed to (i) provide consulting services to JumpTV in respect of the dissemination of television via the Internet; (ii) introduce JumpTV to various providers of television content and executives of potential channel partners; and (iii) introduce JumpTV to potential strategic investors and other strategic partners. Mr. Amin was granted warrants to purchase 100,000 Common Shares in consideration for his agreement to provide the consulting services to JumpTV. See "Options and Warrants to Purchase JumpTV's Securities". The services provided by Mr. Amin to JumpTV are in addition to any such services or advice that Mr. Amin provides in his capacity as a Director.

In addition, Mr. McNamara has been granted 100,000 SARs pursuant to the Stock Appreciation Rights Plan.

Save as described above, there are no service agreements or letters of appointment existing between any of the Directors and JumpTV.

Indebtedness of Directors and Executive Officers

As of the date of this prospectus, there is no outstanding indebtedness of any Director or officer to the Group.

OPTIONS AND WARRANTS TO PURCHASE JUMPTV'S SECURITIES

Options and Warrants

At the close of business on July 31, 2006, JumpTV had outstanding options, warrants and SARs exercisable to purchase an aggregate of 5,620,614 Common Shares, representing 26.44% of the issued share capital of JumpTV as of the date of this prospectus, and 16.90% of the issued share capital of JumpTV immediately following the closing of the Offering (not including the Over-Allotment Option or the Compensation Options, 818,573 outstanding Restricted Shares).

JumpTV has issued options pursuant to the Stock Option Plan and SARs pursuant to the Stock Appreciation Rights Plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Stock-Based Compensation" on page 57.

JumpTV has granted 107,500 warrants to a channel partner pursuant to the related channel partner agreement (the "Channel Partner Warrants"). The Channel Partner Warrants have exercise prices ranging from $1.80 to $6.00 and entitle the channel partner to require JumpTV to redeem such Channel Partner Warrants upon the occurrence of various events.

JumpTV has agreed to issue Compensation Options to the Underwriters at the closing of the Offering.

JumpTV has granted 200,000 SARs to Alex Blum, 1,000,000 SARs to G. Scott Paterson and 100,000 SARs to James McNamara pursuant to the Stock Appreciation Rights Plan. JumpTV has granted 100,000 warrants to Mark Amin pursuant to a consulting agreement between JumpTV and Mr. Amin and 230,000 warrants to Members of the Advisory Board. See "Directors and Officers — Employment Agreements" on page 81 and "Executive Compensation — Compensation of Directors" on page 83.

The following chart sets out the number of options to purchase Common Shares issued to the persons identified below:

	Number of Persons Holding Options[1]	Number of Options[1]	Exercise Price ($)	Market Value on Date of Grant	Expiration Dates
Executive Officers	8	3,045,000	1.80-4.00	1.80-4.00	09/08/10-03/27/11
Directors who are not Executive Officers[2]	5	615,000	1.80-6.00	1.80-4.00	11/10/10-06/16/11
Current and Former Employees	79	758,575	1.80-6.00	1.80-4.00	09/08/10-06/07/11
Consultants	24	594,539	1.80-6.00	1.80-4.00	09/08/10-06/07/11
Mark Amin	1	100,000	1.80	1.80	09/28/09
Channel Partner Warrants	1	107,500	1.80-6.00	1.80-4.00	12/16/10-06/05/11
Homeview Warrants	3	160,000	6.00-6.75[3]	4.00	06/11/08

Notes:

(1) Includes all rights exercisable to acquire Common Shares, including options, warrants and SARs and does not include Restricted Shares.

(2) Includes 100,000 SARs granted to James McNamara pursuant to the Stock Appreciation Rights. Does not include 230,000 warrants and 10,000 options granted to Members of the Advisory Board.

(3) 150,000 of the warrants are exercisable at a price per share equal to the lesser of (i) $6.75 and (ii) if JumpTV effects an initial public offering prior to December 31, 2006, the issue price per share in connection with such initial public offering. 10,000 of the warrants are exercisable at $6.00 per share.

As of the date hereof, and after giving effect to the options that will be granted prior to the closing of the Offering, the Directors and executive officers of JumpTV will hold options, warrants and SARs to acquire an aggregate of 3,760,000 Common Shares, employees and former employees of JumpTV will hold options to acquire an aggregate of 758,575 Common Shares, and consultants of JumpTV will hold options to acquire an aggregate of 594,539 Common Shares.

CORPORATE AND SHARE CAPITAL INFORMATION

Corporate Information

General

JumpTV Inc. was incorporated in Canada as a corporation under the CBCA on January 14, 2000 with corporation number 3698882, as amended by Articles of Amendment dated February 22, 2000, July 11, 2005, September 7, 2005, October 11, 2005, May 26, 2006, June 20, 2006 and July 20, 2006 and Articles of Arrangement dated July 7, 2006. JumpTV's registered office and principal place of business is BCE Place, 161 Bay Street, P.O. Box 214, Suite 3840, Toronto, Ontario, Canada, M5J 2S1, telephone number +1.416.368.6464. JumpTV's commercial and trading name is JumpTV Inc. There is no limitation on the length of life of JumpTV and the liability of the Shareholders is limited.

JumpTV has the following subsidiaries, all of which are wholly owned (directly or indirectly):

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest and Voting Power	Registered Office	Field of Activity
JumpTV Limited	United Kingdom	100%	One London Wall, London, EC2Y 5EB	JumpTV conducts certain aspects of its international operations through JumpTV Limited and JumpTV International
JumpTV International	UAE	100%	Al Attar Business Tower, 20th Floor, Sheikh Zayed Road, P.O. Box 9117, Dubai UAE	

JumpTV also has offices in New York at 40 Broad Street, Suite 500, New York, New York, 10004, USA and in Dubai at Al Attar Business Tower, 20th Floor, Sheikh Zayed Road, P.O. Box 9117, Dubai UAE. JumpTV leases network co-location facilities in Montreal at 3445 Ave. du Parc, 3rd Floor, Montreal, Quebec, H2X 2H6, Canada, in Bogota at Carrera 7 no 74-64 Oficina 701, Bogota, Colombia, in Miami at 15590 NW 15th Ave., Miami, Florida, 33169, USA and in Mississauga at 5520 Explorer Drive, Mississauga, Ontario, L4W 5L1, Canada.

Save as set out in this section, there are no undertakings in which JumpTV holds a proportion of the capital likely to have a significant effect on the assessment of its assets and liabilities, financial position, or profits and losses.

JumpTV International

JumpTV has received a temporary incorporation licence dated June 20, 2006 in the Dubai Media City Free Zone in respect of a wholly-owned subsidiary named JumpTV International FZ-LLC ("JumpTV International"). JumpTV International will conduct certain aspects of the Company's international operations, including acquiring and licensing Internet rebroadcasting rights in respect of various channel partners.

JumpTV International has entered into various agreements on a pre-incorporation basis, including channel partner agreements with 52 channel partners and an Internet distribution agreement with HIT Entertainment. In the case of the channel partner agreements, each channel partner has agreed with JumpTV that it will execute a new channel partner agreement, on the same terms, with JumpTV International upon receipt of a final certificate of incorporation of JumpTV International or, at the election of JumpTV, with JumpTV.

JumpTV Colombia

JumpTV has entered into a channel service agreement (the "Colombia Agreement") with a company in Colombia currently called JumpTV Colombia, which was incorporated by Mr. Isaza Tuzman (a Director of JumpTV and the President and Chief Executive Officer of JumpTV International) and Mr. Arias Aranzazu (the Vice President of Sales, Latin America and the Caribbean of JumpTV) in their capacities as consultants to JumpTV. Each of Mr. Isaza Tuzman and Mr. Arias Aranzazu are 50% shareholders of JumpTV Colombia, with Mr. Arias Aranzazu serving as its general manager, and Ms. Maria Paula Chavarriaga serving as its office manager. Each of Mr. Isaza Tuzman and Mr. Arias Aranzazu has undertaken to transfer, at a time elected by JumpTV, the shares held in JumpTV Colombia to JumpTV or such other person as it may direct.

JumpTV Colombia was organized at JumpTV's request to facilitate the establishment of JumpTV's Colombian operations, and the signing and management of certain channel partner agreements with several of the government-owned television channels in Colombia. Four of JumpTV's channel partner agreements were concluded with JumpTV Colombia and are managed or co-managed through the Colombia Agreement. JumpTV Colombia also manages JumpTV's office in Bogota, Colombia, which has four full-time staff members.

The Colombia Agreement provides that all rights, benefits and income pertaining to JumpTV Colombia's operations and the applicable channel partner agreements are assigned to JumpTV, and that JumpTV in turn takes full responsibility for the costs and obligations associated with having a local presence in Colombia, and with the fulfillment of these channel partner agreements.

The Colombia Agreement maintains that JumpTV will pay for all pre-approved costs associated with the operations of JumpTV Colombia and all amounts are paid at what would be considered to be fair market value. Neither Mr. Isaza Tuzman nor Mr. Arias Aranzazu have received any compensation through JumpTV Colombia Ltda.

Share Capital Information

The authorized capital of JumpTV consists of an unlimited number of Common Shares, an unlimited number of Class 1 preference shares, issuable in series, and an unlimited number of Class 2 preference shares, issuable in series. All shares in the capital of JumpTV are without par value. JumpTV does not have in issue any shares not representing capital. No Class 1 preference shares or Class 2 preference shares have been issued. The legislation pursuant to which the shares of JumpTV are created is the CBCA.

See "Corporate and Share Capital Information — Share Capital History" on page 91 for a list of JumpTV share issuances that have occurred since March 31, 2003.

The Offering Shares have been created and issued pursuant to the terms of the Articles, the CBCA and a resolution of the Board dated July 31, 2006, pursuant to which the Board authorized, on completion of the Offering, Admission and Listing, the issuance of the Offering Shares (including any Common Shares to be issued pursuant to the exercise of the Over-Allotment Option).

Under the CBCA, JumpTV is not required to include objects in its constitutional documents. The CBCA provides that JumpTV has the capacity and, subject to the CBCA, the rights, powers and privileges of a natural person.

The following description refers only to JumpTV's share capital and not to the share capital of the Subsidiaries. JumpTV's share capital is authorized under and subject to applicable provisions of the CBCA. Any amendment to JumpTV's authorized share capital or any other provision of its Articles is subject to Shareholder approval as required by the CBCA.

Common Shares

Voting rights

The holders of Common Shares are entitled to one vote in respect of each Common Share at all meetings of Shareholders, except meetings at which only holders of another class of shares are entitled to vote. Generally, under the CBCA the holders of shares of a class are entitled to vote separately as a class, regardless of whether such class otherwise carries the right to vote, in a number of circumstances, including in respect of proposals to amend the Articles to add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class, or to increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class. In addition, the holders of shares of a class are entitled to vote, regardless of whether such class otherwise carries the right to vote, in respect of an amalgamation agreement, continuance or squeeze-out transaction, or in the event of a sale, lease or exchange of all or substantially all of the property of the Company out of the ordinary course of the Company's business. Both prior to and upon the closing of the Offering, no major Shareholders will have different voting rights.

Dividend rights

Subject to the prior rights of the holders of any other shares ranking senior to the Common Shares in respect of priority in the payment of dividends (of which there are currently none in issue), the holders of Common Shares will be entitled to participate, at the same time, in any dividend, whether in cash, in shares of JumpTV or otherwise, which may be declared or paid on any class of such shares such that the holders of the Common Shares will receive, on a per share basis, an equal amount.

Rights Upon Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of JumpTV, or other distribution of assets of JumpTV among its Shareholders for the purpose of winding up its affairs, all of the remaining property of JumpTV available for distribution to the holders of the Common Shares will, subject to the prior rights of the holders of any shares ranking senior to the Common Shares, be paid or distributed to the holders of the Common Shares on an equal per share basis.

Redemption Rights

Neither JumpTV nor the holders of Common Shares have any rights of redemption in respect of the Common Shares.

Pre-emption Rights

The holders of Common Shares do not have any rights of pre-emption in respect of offers for subscriptions of further Common Shares.

Conversion or Exchange Rights

In the event that the Common Shares are sub-divided, consolidated or otherwise changed in number or reclassified or exchanged for the shares of another class, the rights, privileges and restrictions attaching to the shares of the other classes will be amended at the same time so as to preserve the rights of each class in relation to the other classes.

Class 1 preference shares and Class 2 preference shares

Pursuant to Articles of Amendment dated June 20, 2006, the authorized capital of JumpTV was increased by creating an unlimited number of Class 1 preference shares, issuable in series, and unlimited number of Class 2 preference shares, issuable in series. The rights, privileges, restrictions and conditions that attach to the Class 1 preference shares and the Class 2 preference shares, in each case as a class, are described below.

The Class 1 preference shares and the Class 2 preference shares may at any time or from time to time be approved for issuance and be issued by the Board in one or more series. Prior to the issue of the shares of any such series, the Board shall, subject to the limitations set out below, fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to, the shares of such series including, without limitation: (a) the rate, amount or method of calculation of dividends, if any, and whether the same are subject to adjustments; (b) whether such dividends are cumulative, partly cumulative or non-cumulative; (c) the dates, manner and currency of payments of dividends and the dates from which dividends accrue or become payable; (d) if redeemable, retractable or purchasable, the redemption, retraction, or purchase prices and the terms and conditions of redemption, retraction or purchase, with or without provision for sinking or similar funds; (e) any conversion, exchange or reclassification rights; (f) any voting rights; and (g) any other rights, privileges, restrictions and conditions not inconsistent with these provisions.

The Class 1 preference shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of JumpTV, whether voluntary or involuntary, or any other distribution of the assets of JumpTV among the Shareholders for the purpose of winding-up its affairs, rank on a parity with the Class 1 preference shares of every other series and be entitled to a preference over the Common Shares, the Class B shares, the Class 2 preference shares and the shares of any other class ranking junior to the Class 1 preference shares.

The Class 2 preference shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the JumpTV, whether voluntary or involuntary, or any other distribution of the assets of the JumpTV among the Shareholders for the purpose of winding-up its affairs, rank on a parity with the Class 2 preference shares of every other series and be entitled to a preference over the Common Shares, the Class B shares and the shares of any other class ranking junior to the Class 2 preference shares.

The holders of Class 1 preference shares and the holders of the Class 2 preference shares shall not, as such, have any pre-emptive right to subscribe for, purchase or receive any part of any issue of securities of JumpTV presently or hereafter authorized. Except for any voting rights established by the Board in the rights, privileges, restrictions and conditions attached to each series of Class 1 preference shares and Class 2 preference shares, and as required by law, holders of Class 1 preference shares and holders of Class 2 preference shares a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, provided that the rights, privileges, restrictions and conditions attached to Class 1 preference shares and the Class 2 preference shares as a class may be added to, changed or removed only with the approval of the holders of Class 1 preference shares and the holder of the Class 2 preference shares respectively given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by the holders of not less than two-thirds of the Class 1 preference shares or the Class 2 preference shares then outstanding, as applicable, or passed by an affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class 1 preference shares or the holders of the Class 2 preference shares duly called for that purpose, as applicable.

Other Share Capital Matters

JumpTV is authorized to issue an unlimited number of Common Shares. The power to allot and issue shares is conferred upon the Board. JumpTV may from time to time amend its Articles to add, change or remove any provision that is permitted by the CBCA to be, or that is, set out in its Articles, including without limiting the generality of the foregoing, to: (i) create new classes of shares; (ii) change the designation of all or any of its shares; (iii) add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued; and (iv) change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series. As noted above, the holders of shares of a class are entitled to vote separately as a class upon a proposal to amend the Articles to, *inter alia*, add to, remove or change the rights, privileges, restrictions or conditions attached to the shares of such class. The foregoing amendments to the Articles must be authorized by Special Resolution.

JumpTV must not issue a share until the consideration for the share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that JumpTV would have received if the share had been issued for money.

The Shareholders may be liable to JumpTV's creditors in the limited circumstances where: (i) JumpTV makes an improper reduction in stated capital; or (ii) JumpTV makes an improper distribution to Shareholders upon the dissolution of JumpTV.

There are no provisions in JumpTV's Articles or by-laws requiring disclosure by Shareholders of ownership above any threshold number or percentage of the Common Shares. There is no restriction in JumpTV's Articles or by-laws on the transferability of the Common Shares.

Subject to the rights and restrictions attached to the outstanding Common Shares, and subject to the provisions of the Articles, the CBCA and applicable securities laws, JumpTV may purchase, redeem or otherwise acquire its shares. Shares of any class or series or fractional shares issued by JumpTV and purchased, redeemed or otherwise acquired by it shall be cancelled. JumpTV may, in the capacity of a legal representative, hold shares in itself or in its holding body corporate unless it or the holding body corporate or a subsidiary of either of them has a beneficial interest in the shares. JumpTV must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if it is insolvent or if making the payment or providing the consideration would render it insolvent.

The Directors may, without authorization of the Shareholders: borrow money upon the credit of JumpTV; limit or increase the amount to be borrowed; issue, reissue, sell or pledge debt obligations of JumpTV; give a guarantee on behalf of JumpTV to secure the performance of an obligation of any person; and mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of JumpTV, owned or subsequently acquired, to secure any obligation of JumpTV.

JumpTV is required to hold an annual meeting of Shareholders not later than fifteen months after the last annual meeting for the purposes of reviewing the consolidated financial statements, electing directors whose term of office has expired, and appointing auditors. In addition, the Directors may at any time call a special meeting of Shareholders, and the holders of not less than five percent of the issued shares of JumpTV that carry the right to vote at a meeting sought to be held have the right to requisition the Directors to call a meeting of Shareholders for the purpose stated in the requisition, and if the Directors fail to do so, such Shareholders have the right to call the meeting. Upon completion of the Listing and Admission and JumpTV becoming a "reporting issuer" under the OSA, Shareholders will be entitled to receive not less than twenty-one days and not more than sixty days notice of a meeting of Shareholders. The Directors may establish a record date for receiving notice of and voting at a meeting, which cannot be less than twenty-one days and not more than sixty days before the date of the meeting. The by-laws of JumpTV set out the procedures for conducting meetings of Shareholders. JumpTV must have an auditor appointed by the Shareholders at each annual meeting.

The Common Shares are in registered form and, following the closing of the Offering, will be capable of being held in uncertificated form, enabled through CREST in the form of CDIs. In the case of Common Shares held in uncertificated form as CDIs, CREST of 33 Cannon Street, London, ECHM 5SB, will be responsible for keeping the records. See "UK Settlement and Depository Interests" on page 110. The registrar and transfer

agent in respect of the Common Shares in Canada is Computershare Investor Services Inc., at its principal offices at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Canada.

Plan of Arrangement

On July 7, 2006, a Certificate of Arrangement was issued under Section 192 of the CBCA effecting a plan of arrangement rectifying certain technical deficiencies in the Company's outstanding share capital records (the "Plan of Arrangement"). Prior to the Plan of Arrangement, the outstanding common share capital of the Company was comprised of an unlimited number of Class A shares. Pursuant to the Plan of Arrangement, (i) the authorized capital of JumpTV was increased by creating an unlimited number of Common Shares, (ii) each Class A share of JumpTV was exchanged for one Common Share, and (iii) the Class A shares of JumpTV were cancelled. Now that the Plan of Arrangement has been effected, the common share capital of the Company is comprised of an unlimited number of Common Shares.

The Common Shares have identical rights as the former Class A Shares and, pursuant to the Plan of Arrangement, JumpTV's existing stock options, warrants, SARs and Restricted Shares became exercisable, or in the case of Restricted Shares, issuable into the Common Shares.

Cancellation of Class B Shares

On July 20, 2006, a Certificate of Amendment was issued under Section 178 of the CBCA cancelling the Company's existing class of Class B shares. The following sets out the attributes of the cancelled Class B shares.

The Class B shares did not confer upon their holders the right to vote at meetings of Shareholders, or to be convened to or attend such meetings, except where the CBCA conferred specifically upon the holders of Class B shares the right to vote.

Holders of Class B shares had the right to receive, for each fiscal year of JumpTV and to the extent that the Directors so declared, a non-cumulative preferred dividend in a maximum annual amount equal to eight percent of the amount credited to the stated capital account for such shares on the date of declaration of the dividend. No dividend could be declared, paid or set aside for payment on the Common Shares during a fiscal year of JumpTV unless, during such fiscal year, the full amount of the dividend prescribed on the Class B shares had been fully declared and paid or had been set aside for payment on all of the outstanding Class B shares. If the Directors did not declare a dividend, or only declared a part thereof in respect of the Class B shares for a given fiscal year, then the right of the holders of Class B shares to the undeclared portion of such dividend for such fiscal year was extinguished.

In the event of the liquidation, dissolution or winding-up of JumpTV or other distribution of assets of JumpTV among its shareholders for the purpose of winding up its affairs, holders of Class B shares would have received, prior to holders of Common Shares, an amount equal to the amount credited to the stated capital account in respect of such Class B shares divided by the number of Class B shares then outstanding, plus any dividends declared and unpaid on such Class B shares.

The Class B shares were subject to a redemption right in favour of JumpTV. Subject to the specified solvency requirements under the CBCA, JumpTV had the right, by resolution of the Board, to redeem, at all times, unilaterally, all or part of the Class B shares then outstanding. The redemption value in respect of the Class B shares was the amount credited to the stated capital account in respect of such Class B shares divided by the number of Class B shares then outstanding.

Share Capital History

The following changes have occurred in the authorized and issued share capital of JumpTV since March 31, 2003:

Date	Nature of Transaction	No. of Common Shares[1]	Gross Proceeds ($)	Price per Share
March 31, 2003	**Outstanding**	**7,870,000**		
March 31, 2004	**Outstanding**	**7,870,000**		
September 29, 2004	Issued to various employees in trust	350,000	87,500	0.25
March 19, 2005	Exercise of convertible promissory note by G. Scott Paterson	25,000	20,000	0.80
March 31, 2005	**Outstanding**	**8,245,000**		
May 20, 2005	Issued to various investors pursuant to a private placement	666,670	1,000,005	1.50
May 20, 2005	Exercise of special warrants by G. Scott Paterson	3,000,000	0[2]	0
July 13, 2005	Issued to various investors pursuant to a private placement	1,266,380	2,279,484	1.80
July 22, 2005	Issued to various investors pursuant to a private placement	290,000	522,000	1.80
August 22, 2005	Issued to various investors pursuant to a private placement	455,230	819,414	1.80
September 2, 2005	Issued to various investors pursuant to a private placement	141,610	254,898	1.80
November 11, 2005	Issued to an investor pursuant to a private placement	14,000	25,200	1.80
November 25, 2005	Exercise of stock options	100,000	25,000	0.25
November 30, 2005-December 16, 2005	Issued to an investor pursuant to a private placement	1,666,666	3,000,000	1.80
November 30, 2005	Exercise of stock options by G. Scott Paterson	400,000	100,000	0.25
December 31, 2005	**Outstanding**	**16,245,556**		
January 24, 2006-January 31, 2006	Exercise of stock options	1,560,000	557,440	0.36
January 31, 2006	Exercise of stock options by the Paterson Family Trust	132,630	22,994	0.17
February 8, 2006	Issued to various investors pursuant to a private placement	566,000	1,415,000	2.50
February 9, 2006	Issued to various investors pursuant to a private placement	600,000	1,500,000	2.50
February 17, 2006	Issued to various investors pursuant to a private placement	513,000	1,282,500	2.50
February 22, 2006	Exercise of stock options	29,790	7,112	0.24
February 28, 2006	Sold to various investors pursuant to a private placement	1,054,000	2,635,000	2.50
March 14, 2006	Issued to a channel partner pursuant to a private placement	13,734	34,335	2.50
March 31, 2006	Issued to various investors pursuant to a private placement	287,250	1,149,000	4.00
March 31, 2006	**Outstanding**	**21,001,960**		
May 28, 2006	Exercise of stock options	50,000	12,500	0.25
June 12, 2006	Issued in respect of the vesting of Restricted Shares	171,427	n/a	n/a
July 10, 2006	Issuance to Telelatino Network Inc. in connection with the Telelatino Agreement	32,800	180,400	5.50
Date of Prospectus	**Outstanding[3]**	**21,256,187**	**16,929,782[4]**	

Notes:

(1) On September 2, 2005, JumpTV effected a 10 for 1 stock split pursuant to which each of JumpTV's issued and outstanding Common Shares were subdivided into 10 outstanding Common Shares. References to share capital numbers prior to September 2, 2005 are on a post-split basis.

(2) On September 29, 2004, the Company issued 3,000,000 special warrants to G. Scott Paterson for proceeds of $750,000, which were exercised for no additional consideration on May 20, 2005.

(3) Does not include the Over-Allotment Option, the Compensation Options and 818,573 outstanding Restricted Shares.

(4) Of the aggregate gross proceeds, 8.95% was raised from employees, consultants and members of senior management and 91.05% was raised from third party investors.

On February 22, 2000, JumpTV filed Articles of Amendment to change its name from 3698882 Canada Inc. to JumpTV.com Inc. On July 11, 2005, JumpTV filed Articles of Amendment to change the province of its registered office to Ontario, increase its authorized capital by creating one Class C special share, and remove the previous restrictions in its Articles that had restricted the number of Shareholders to 50. On September 2, 2005,

JumpTV filed Articles of Amendment to subdivide each of its issued and outstanding Common Shares into 10 outstanding Common Shares. On October 11, 2005, JumpTV filed Articles of Amendment to remove the previous restrictions in the Articles that required Board approval for each transfer of Common Shares. On May 26, 2006, JumpTV filed Articles of Amendment to change the name of JumpTV from "JumpTV.com Inc." to "JumpTV Inc.", increase the maximum number of Directors on the Board from ten to twelve and to delete a class of shares entitled Class C special shares. On June 20, 2006, JumpTV filed Articles of Amendment to increase the authorized capital of JumpTV by creating an unlimited number of Class 1 preference shares, issuable in series, and unlimited number of Class 2 preference shares, issuable in series. On July 20, 2006, JumpTV filed Articles of Amendment to cancel its existing class of Class B shares. See "Corporate and Share Capital Information — Cancellation of Class B Shares" on page 90.

On July 7, 2006, JumpTV filed Articles of Arrangement to effect the Plan of Arrangement. Pursuant to the Plan of Arrangement, (i) the authorized capital of JumpTV was increased by creating an unlimited number of Common Shares, (ii) each Class A share of JumpTV was exchanged for one Common Share, and (iii) the Class A shares of JumpTV were cancelled. See "Corporate and Share Capital Information — Plan of Arrangement" on page 90.

PRINCIPAL SHAREHOLDERS

The following table shows the name of each person or company who, at the date of this prospectus and upon the closing of the Offering, owned of record, or, to the knowledge of JumpTV, owned beneficially, or are expected to own of record or beneficially, directly or indirectly, more than 10% of the Common Shares.

Name of Principal Shareholder	Type of Ownership	Date of this Prospectus		Upon Closing of the Offering	
		Number	Percentage	Number	Percentage
Mr. G. Scott Paterson	Direct	5,219,990(1)	24.56%(2)	5,219,990(1)	15.70

Notes:

(1) This figure does not include 85,000 Common Shares held by Mr. Paterson's spouse and 696,826 Common Shares held by the Paterson Family Trust. Mr. Paterson does not exercise control or direction over such Common Shares.

(2) 19.42% on a fully-diluted basis, assuming the vesting and exercise of all outstanding options, warrants, SARS and Restricted Shares.

Save as disclosed above, JumpTV is not aware of any person who is, or immediately following the closing of the Offering will be, directly or indirectly interested in 10% or more of the issued share capital of JumpTV or any person who, before or immediately following the closing of the Offering, directly or indirectly, jointly or severally owns or exercises or could exercise control over JumpTV.

DIVIDEND POLICY

JumpTV has not to date paid dividends on its Common Shares or any other class of shares. JumpTV's current intention is to retain earnings to fund the development and growth of its business, and therefore JumpTV does not anticipate declaring or paying any cash dividends in the near to medium term. The Board will determine if and when dividends should be paid in the future based on all relevant circumstances, including the desirability of financing further growth of JumpTV and JumpTV's financial position at the relevant time. Pursuant to the CBCA, JumpTV may not declare or pay a dividend if there are reasonable grounds for believing that: (i) JumpTV is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of JumpTV's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

PLAN OF DISTRIBUTION

Underwriting

JumpTV is offering 12,000,000 Common Shares on an underwritten basis. In addition, the Company has granted to Canaccord Adams Limited, on behalf of the Underwriters, an option (the "Over-Allotment Option") to require the Company to allot and issue to it or to persons nominated by it up to 1,800,000 additional Common Shares (the "Additional Shares"), such option to be exercisable at any time and on one or more occasions (up to such aggregate number of Additional Shares) by written notice to the Company by Canaccord Adams Limited on behalf of the Underwriters given not later than 30 days after Admission. This prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Common Shares issuable upon the exercise of the Over-Allotment Option.

The Underwriters have agreed to offer the Offering Shares, in accordance with the terms and conditions of the Underwriting Agreement, to subscribers procured by the Underwriters, failing which to the Underwriters or to persons nominated by the Underwriters. The Underwriters have agreed to offer the Offering Shares for sale to the public in each province in Canada (except Quebec) in which a receipt is issued for the prospectus, through their respective affiliates, Morgan Stanley Canada Limited and Canaccord Capital Corporation, and other registered investment dealers and brokers and in accordance with the terms and conditions of the Underwriting Agreement. The public offering price for the Common Shares offered in Canada is payable in Canadian dollars and the public offering price for the Common Shares offered outside of Canada of £2.62 per Common Share is payable in UK pounds sterling, except as may otherwise be agreed by the Underwriters. The Offering Shares are also being offered on a private placement basis in the US and in the UK in circumstances that do not require a prospectus to be approved by the Financial Services Authority in the United Kingdom under section 85 of the UK Financial Services and Markets Act 2000. The Underwriting Agreement provides that JumpTV will pay to the Underwriters a commission of 7.5% of the price of the Common Shares offered hereby in consideration for their services in connection with the Offering, which will be paid at the election of the Underwriters in either the currency in which the Company receives payment for the Common Shares or US dollars. The US dollar amount will be the approximate equivalent of such Canadian and UK pounds sterling amounts based on the prevailing US-Canadian dollar exchange rate of $1.00 = Cdn$1.13 and US dollar-UK pounds sterling exchange rate of $1.00 = £0.54. In addition, the Company has agreed to grant to the Underwriters the Compensation Options at the closing of the Offering. This prospectus qualifies the distribution of the Compensation Options.

The Underwriters have agreed to procure payment from subscribers or themselves subscribe for the Offering Shares on the closing date, which is expected to be August 10, 2006, or within three business days of the closing date, in accordance with the terms and conditions of the Underwriting Agreement. The Offering Shares will be issued against such payment on such date(s).

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Offering Shares are being offered by way of: (i) an offer to the public in each province in Canada (except Quebec) in which a receipt is issued for the prospectus, through registered investment dealers and brokers (the "Canadian Offering"), (ii) in the United Kingdom in circumstances that do not require a prospectus to be approved by the Financial Services Authority in the United Kingdom under section 85 of the UK Financial Services and Markets Act 2000, (iii) a private placement in the United States to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A ("Rule 144A") under the US Securities Act) and (iv) a private placement outside Canada, the UK and the US in reliance on Regulation S under the US Securities Act (the offerings referred to in (ii), (iii) and (iv) together, the "International Offering" and together with the Canadian Offering, the "Offering").

The TSX has conditionally approved the listing of the Common Shares under the symbol "JTV", subject to the Company fulfilling, on or before October 24, 2006, all of the listing requirements of the TSX. The Company will also apply for the Common Shares to be admitted to trading on AIM under the symbol "JTV", which admission will be subject to the Company fulfilling the admission requirements of AIM.

Prior to the Offering, there has been no public market for the Common Shares. The offering price of the Offering Shares (the "Offer Price") was determined by negotiation between the Company and the Underwriters.

The obligations of the Underwriters, and purchasers arranged by the Underwriters under the Underwriting Agreement, are conditional and may be terminated in certain stated circumstances and upon the occurrence of certain stated events.

Except as disclosed in this prospectus, no person (other than the professional advisors named in the prospectus, and trade suppliers) has received, directly or indirectly, from the Company within the 12 months preceding the application for admission of the Common Shares to trading on AIM ("Admission"), nor entered into any contractual arrangements (not otherwise disclosed in this prospectus) to receive, directly or indirectly from the Company on or after Admission fees totaling £10,000 (Cdn$20,345) or more; securities of the Company with a value of £10,000 (Cdn$20,345) or more calculated by reference to the price of Common Shares under this Offering; or any other benefit with a value of £10,000 (Cdn$20,345) or more at the date of Admission.

The Common Shares have not been and will not be registered under the US Securities Act, or any state securities laws and, subject to certain exemptions, may not be offered or sold in the United States or to, or for the benefit of, US persons except in transactions exempt from the registration requirements of the US Securities Act. The Underwriters have agreed that they will not offer or sell the Common Shares within the United States except to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A under the US Securities Act).

Pursuant to rules and policy statements of certain Canadian provincial securities commissions, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made or and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriters and their respective affiliates, directors, officers, partners, shareholders and employees against certain civil liabilities. In addition, each of the Company and the directors of the Company have provided certain representations and warranties to the Underwriters. The liability of the directors of the Company under the Underwriting Agreement is subject to certain limitations as set out in the Underwriting Agreement.

Over-Allotment Option

In connection with this Offering Canaccord Adams Limited may, for stabilization purposes, over-allot Common Shares up to a maximum of 15% of the number of Common Shares offered hereby. For the purpose of allowing it to cover short positions resulting from any such over-allotments and/or from sales of Common Shares effected by it during the stabilization period, the Company has granted to Canaccord Adams Limited an option, exercisable in whole or in part, upon notice by Canaccord Adams Limited, for a period of 30 days from Admission, to purchase up to a total of 1,800,000 additional Common Shares (being 15% of the number of Common Shares offered hereby).

In connection with this Offering, Canaccord Adams Limited, or any of its agents, may (but will be under no obligation to), to the extent permitted by applicable law, over-allot and effect other transactions with a view to supporting the market price of the Common Shares at a level higher than that which might otherwise prevail in the open market. Canaccord Adams Limited is not required to enter into such transactions and such transactions may be effected on any stock market, over the counter market or otherwise. Such stabilizing measures, if commenced, may be discontinued at any time and may only be taken within 30 days of Admission. Save as required by law or regulation, neither Canaccord Adams Limited nor any of its agents intends to disclose the extent of any over-allotments and/or stabilizing transactions under this Offering.

Transfer and Offering Restrictions

Prospective investors in the Offering Shares must familiarise themselves and comply with all applicable laws and regulations relating to the offer, sale and transfer of the Offering Shares.

Until 40 days after the commencement of the Offering, an offer or sale of Shares within the United States by a dealer, whether or not participating in the Offering, may violate the registration requirements of the US Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

Lock-Up Arrangements

Certain Shareholders, including each of the Directors who hold Common Shares, have agreed to certain limitations on the sales of their Common Shares held immediately prior to the completion of the Offering, expected to represent in aggregate approximately 94% of these Common Shares, pursuant to lock-up agreements entered into by each such Shareholder with the Underwriters and the Company. The Company will continue to seek executed lock-up agreements from all remaining Shareholders who held Common Shares prior to the completion of the Offering until the time of Listing and Admission. Pursuant to the lock-up agreements, Shareholders holding approximately 73% of the outstanding Common Shares held immediately prior to the completion of the Offering have agreed not to directly or indirectly sell, transfer, grant any option over or otherwise dispose of the legal or beneficial ownership of or any other interest in Common Shares or other securities held in the Company for a twelve month period following Admission. Notwithstanding the foregoing sentence, for all Shareholders other than "insiders" as that term is defined in the OSA and certain Shareholders with significant holdings who have the terms described below, ninety days following the date of Admission, holders of Common Shares subject to these lock-up agreements would be entitled to the following disposals:

Common Share Ownership upon Admission	Number of Common Shares that May be Disposed of Ninety Days following the Date of Admission
Less than 5,001 Common Shares	All
5,001 to 50,000	5,000
50,001 to 100,000	10,000
100,001 to 165,000	15,000
Over 165,000	25,000

Four beneficial Shareholders, having combined holdings of approximately 21% of the outstanding Common Shares held immediately prior to the completion of the Offering, are entitled to dispose of 30% of these holdings on the ninetieth day following Admission, another 30% on the one-hundred-and-eightieth day following Admission, and the remainder of their holdings twelve months following Admission (these Common Shares are included in the 73% listed above). Another Shareholder, with combined holdings of approximately 4% of the outstanding Common Shares held immediately prior to the completion of the Offering through related entities, is entitled to dispose of 45% of its holdings on the ninetieth day following Admission, another 19% on the one-hundred-and-eightieth day following Admission, and the remainder of its holdings twelve months following Admission (these Common Shares are also included in the 73% listed above).

The restrictions in the lock-up agreement are subject to certain exceptions permitting each Shareholder, as applicable, to transfer Common Shares as follows: (i) any purchase over the facilities of the TSX or AIM in connection with or after completion of the Offering; (ii) any disposal pursuant to acceptance of a takeover offer or similar acquisition transaction, which is open to all the shareholders of the Company (which has either been declared unconditional in all respects or which has been recommended for acceptance by the Directors) made to acquire the whole or part of the issued share capital of the Company (other than any shares already held by the offeror or persons acting in concert with the offeror) (collectively, a "Takeover Offer"); (iii) the execution of an irrevocable commitment to accept a Takeover Offer; (iv) pursuant to a plan, compromise or other arrangement between the Company and its members or any class of them under any applicable bankruptcy, insolvency or other similar law, now or hereafter in effect; (v) the transfer to members of their respective immediate families, personal holding companies controlled by members of their respective immediate families and family trusts subject to the sale resale restrictions; (vi) a trustee in bankruptcy in the event of bankruptcy; (vii) any disposal

pursuant to an intervening court order; (viii) any disposal during the first 12 month period from Admission where, in the opinion of the Underwriters, there is significant demand for the Common Shares which otherwise cannot reasonably be satisfied (to be determined by the Underwriters in their sole discretion), (ix) the disposal of Common Shares effected through the Underwriters or other regulated dealer, provided such dealer is acceptable to the Underwriters, in such orderly manner as the Underwriters shall reasonably require, with a view to the maintenance of an orderly market in the Common Shares, provided that the Underwriters shall ensure that any fees of the Underwriters in respect of such disposals are generally competitive with the terms available from other brokers in the market under similar circumstances; or (x) any disposal or transfer, whether by gift or otherwise, of up to 5% of the Common Shares to a charity (as such term is defined in the *Income Tax Act* (Canada)) or analogous entity, at any time subsequent to the 90th day following completion of the Offering. Under these lock-up arrangements, the shareholders also agree not to grant an equitable mortgage or charge over Common Shares held by them for a period of 12 months from the date of Admission, except in the case of Shareholders owning fewer than 5,001 Common Shares upon Admission, where the period of such restriction is three months.

The Company has agreed in the Underwriting Agreement that it will not (other than in order to comply with its obligations under the Underwriting Agreement), without the prior consent of the Underwriters, issue or announce the issuance of any Common Shares or any securities convertible into or exchangeable for or exercisable to acquire Common Shares for a period of 180 days after the date Admission becomes effective, subject to certain exceptions including (i) the issuance of Common Shares pursuant to options, rights and warrants which are existing obligations and are disclosed in this prospectus, (ii) pursuant to the Stock Option Plan, the Restricted Share Plan and the Stock Appreciation Rights Plan or (iii) the issuance of Common Shares in consideration for the acquisition of either (A) a business or a going concern or (B) the entire issued share capital of a company, in each case where the Shares issued in respect of each such acquisition have an aggregate value of not more than $1,000,000 and provided that the total number of Common Shares so issued during the period of 180 days after the date of Admission shall have a value of not more than $5,000,000.

Nomad Agreement

JumpTV and the Directors entered into a nominated adviser and broker agreement with Canaccord Adams Limited dated August 1, 2006 pursuant to which Canaccord Adams Limited agreed, conditional upon Admission, to act as nominated adviser and broker to JumpTV and, *inter alia*, provide the services in connection therewith pursuant to the AIM Rules. JumpTV agreed to pay an annual fee of £50,000 plus VAT per annum payable half yearly in advance and out of pocket expenses with effect from Admission. The agreement is terminable by either party at any time on three months' notice after the first anniversary of Admission and contains certain representations and undertakings by JumpTV and the Directors and an indemnity by JumpTV.

RISK FACTORS

An investment in the Common Shares involves a number of risks. In addition to the other information contained in this prospectus, prospective purchasers should give careful consideration to the following factors, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this prospectus. Any of the matters highlighted in these risk factors could have a material adverse effect on JumpTV's results of operations, business prospects or financial condition.

Risk Factors Related to JumpTV's Business

JumpTV has a short operating history, which makes it difficult to evaluate JumpTV's prospects.

JumpTV's business has a short operating history. From JumpTV's inception, it has incurred substantial net losses and JumpTV expects such losses to increase. JumpTV will require expenditures of significant funds for marketing, building its subscriber management systems, programming and website development, maintaining adequate video streaming and database software, pursuing and maintaining channel distribution agreements with its channel partners, acquiring and maintaining Internet broadcasting rights to its content and the construction and maintenance of the JumpTV Delivery Infrastructure and office facilities. If JumpTV is ultimately unable to generate sufficient revenue to become profitable and have sustainable positive cash flows, prospective purchasers could lose their investment.

Demand for JumpTV's services may be insufficient for it to achieve and sustain profitability.

JumpTV offers an emerging service and it cannot estimate with any certainty the potential subscriber demand for its service or its ability to satisfy that demand. Among other things, subscriber acceptance of JumpTV's ethnic television programming will depend upon:

- whether JumpTV acquires, broadcasts and markets high quality programming consistent with subscribers' tastes;
- the willingness of subscribers to pay subscription fees to obtain JumpTV's service;
- the cost and availability of technology, such as computer hardware and high-speed Internet connections, that are sufficient to utilize JumpTV's service;
- the acceptance of JumpTV's subscriber management systems; and
- the marketing and pricing strategies that JumpTV employs relative to those of its competitors.

Potential subscribers for JumpTV's service will have diverse preferences that may not be sufficiently addressed by JumpTV's programming content. If demand for JumpTV's service does not develop as expected, then it may not be able to generate enough revenue to produce positive cash flow or achieve and sustain profitability. JumpTV's results of operations will depend largely upon its ability to increase its subscriber base while maintaining its preferred pricing structure, managing costs and controlling subscriber Churn rates. JumpTV cannot guarantee that it will be effective in addressing these matters.

Possible delays and increased development costs could hurt JumpTV's business.

Many of the problems, delays and expenses encountered by an enterprise in its early stage may be beyond JumpTV's control. Such problems may include, but are not limited to, problems related to technical development of the JumpTV Delivery Infrastructure, testing, regulatory policy and regulatory compliance, the competitive and regulatory environment in which JumpTV operates, marketing problems, customer acceptance and costs and expenses that may exceed current estimates.

Delays in the timely design, construction, deployment and commercial operation of JumpTV's business, and consequently the achievement of positive cash flow, could result from a variety of causes, including many causes that are beyond JumpTV's control. Such delays include, but are not limited to, delays in the integration of new channels into JumpTV's product offering, changes in the technical specifications of the JumpTV Delivery Infrastructure made to correct or enhance its features, performance or marketability or in response to regulatory developments or otherwise, delays encountered in the construction, integration or testing of the JumpTV Delivery Infrastructure and other systems, unsuccessful commercial launches of new programming content, delays in JumpTV's ability to obtain financing, insufficient or ineffective service provider marketing efforts and slower-than-anticipated consumer acceptance of Internet based television. Substantial delays in any of these matters could delay or prevent JumpTV's achievement of profitable operations.

JumpTV relies on its channel partners for the provision of its broadcasting content.

JumpTV's success as a business depends significantly on its relationships with its channel partners. JumpTV enters into channel partner agreements to acquire the Internet broadcasting rights to ethnic programming content. JumpTV's success as a business depends on cooperation with its channel partners, the programming content of its channel partners, and the overall success of its channel partners in providing marketable television programming. Because of JumpTV's dependency on its channel partners, should a channel partner's business suffer as a result of increased competition, increased costs of programming, technological problems, regulatory changes, adverse effects of litigation or other factors, JumpTV's business may suffer as well. Furthermore, a failure by a channel partner to perform its obligations under its channel partner agreement could have detrimental financial consequences for JumpTV's business. The channel partner agreements are for various terms and are generally terminable upon short notice after the expiration of the initial terms. If JumpTV is unable to renew or extend channel partner agreements at the conclusion of their respective terms, JumpTV may not be able to obtain substitute programming or substitute programming may not be comparable in quality or cost to its existing programming and JumpTV's business, financial condition and results of operations could be

materially adversely affected. In addition, programming costs may continue to increase and JumpTV may be unable to pass programming costs on to its customers which could have a material adverse effect on its financial condition, profitability and cash flows.

JumpTV does not have exclusive Internet distribution rights to all of its channels and it may lose the exclusivity of the channels in which JumpTV does have exclusive Internet distribution rights.

Ten of JumpTV's channel partner agreements do not give JumpTV the exclusive Internet distribution rights to the related channels. Currently, 21% of JumpTV's subscriptions relate to these non-exclusive channels. If these channels are offered elsewhere on the Internet on more attractive terms, JumpTV could lose these subscribers, which would have an adverse effect on its results of operations. Also, certain of the channel partner agreements provide that JumpTV's exclusive license does not apply to specified jurisdictions, content or in respect of specified closed network IP-based distribution by the channel partners. In addition, for many of the channels in which JumpTV has the exclusive Internet distribution rights, the maintenance of the exclusive license is dependent upon JumpTV paying royalties equal to specified subscriber counts or attaining specified subscriber counts in respect of the applicable channel and four of JumpTV's exclusive licenses become non-exclusive if JumpTV rebroadcasts in specified jurisdictions a similar language channel as the channel that is the subject of the agreement. There is no guarantee that JumpTV will retain its exclusive license in respect of these channel partner agreements. The loss of any of JumpTV's exclusive licenses could have material adverse effect on JumpTV's business, financial condition and results of operations.

The costs of obtaining Internet distribution rights for new channels or renewing such rights for existing channels may be more costly than expected.

JumpTV must negotiate with potential channel partners to acquire the Internet broadcasting rights for ethnic television programming. In addition, JumpTV will need to renew its agreements with existing channel partners. JumpTV anticipates that, as the Internet television broadcasting market grows, license fees relating to Internet broadcasting rights for television programming (including ethnic television programming), or for the rights to substitute advertising into the live video streamers of the channels, will increase. License fees payable under the channel partner agreements may be significantly more costly to renew than anticipated.

In addition, many of the existing channel partner agreements have renewal mechanisms that are tied to JumpTV's ability to generate specified revenue share amounts or specified subscriber numbers in respect of particular channels. If JumpTV is unable to meet these targets, then JumpTV may have to renegotiate the channel partner agreements when they come up for renewal. Renegotiated license fees may be more expensive than anticipated. JumpTV may be unable to obtain ethnic television programming consistently at a reasonable cost or that is appealing to its customers, which may adversely affect JumpTV's marketing efforts, reputation, brand and revenue.

There is uncertainty relating to the ability of JumpTV to enforce its rights under the channel partner agreements.

Many of the channel partner agreements are with foreign entities and are governed by the laws of foreign jurisdictions. If a channel partner breaches a channel partner agreement, then JumpTV will incur the additional costs of determining its rights and obligations under the agreement under applicable foreign laws and enforcing the agreement in a foreign jurisdiction. Many of the jurisdictions to which channel partner agreements are subject do not have sophisticated and/or impartial legal systems and JumpTV may face practical difficulties in enforcing any of its rights in such jurisdictions. JumpTV may not be able to enforce such rights or may determine that it would be too costly to enforce such rights. In addition, many of the channel partner agreements contain arbitration provisions that govern disputes under the agreements and there is uncertainty with respect to the enforceability of such arbitration provisions under the laws of related foreign jurisdictions. If a dispute were to arise under a channel partner agreement and the related arbitration provision was not effective, then JumpTV would be exposed to the additional costs of settling the dispute through traditional legal avenues rather than through an arbitration process.

JumpTV's business may be impaired by third party intellectual property rights in the programming content of its channel partners.

JumpTV relies on its channel partners to secure the primary rights to re-distribute programming and other content over the Internet. There is no assurance that the channel partners have successfully licensed all relevant programming components that are necessary for Internet re-distribution. Other parties may claim certain intellectual property rights in the content that JumpTV licenses from its channel partners. For example, channel partners may not have sufficient rights in the underlying content to license distribution rights to their channels to JumpTV, or a channel partner may not identify programming that JumpTV is not permitted to distribute in time for JumpTV to stop distribution of the offending programming. In addition, as the Internet video broadcasting market grows, advertisers may begin to attempt to enforce intellectual property rights in advertisements included in JumpTV's channel partners' programming, and JumpTV may inadvertently infringe the intellectual property rights of such advertisers by distributing such advertisements over the Internet or by inserting its own advertising in replacement of such advertisements.

In the event that the channel partners are in breach of the distribution rights related to specific programming and other content, JumpTV may be required to cease distributing or marketing the relevant content to prevent any infringement of related rights, and may be subject to claims of damages for infringement of such rights. JumpTV may also be required to claim against the channel partners if the distribution rights related to specific programming is breached and there is no assurance that JumpTV would be successful in any such claim.

JumpTV may be subject to other third party intellectual property rights claims.

Companies in the Internet, technology and media industries often own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As JumpTV faces increasing competition, the possibility of intellectual property rights claims against it grows. JumpTV's technologies may not be able to withstand third party claims or rights against their use. Intellectual property claims, whether having merit or otherwise, could be time consuming and expensive to litigate or settle and could divert management resources and attention. In addition, many of its agreements with network service providers require JumpTV to indemnify them for third party intellectual property infringement claims, which could increase JumpTV's costs as a result of defending such claims and may require that JumpTV pays the network service providers' damages if there were an adverse ruling in any such claims.

If litigation is successfully brought by a third party against JumpTV in respect of intellectual property, JumpTV may be required to cease distributing or marketing certain products or services, obtain licenses from the holders of the intellectual property at material cost, redesign affected products in such a way as to avoid infringing intellectual property rights or seek alternative licenses from other third parties which may offer inferior programming, any or all of which could materially adversely affect JumpTV's business, financial condition and results of operations. If those intellectual property rights are held by a competitor, JumpTV may be unable to obtain the intellectual property at any price, which could also adversely affect JumpTV's competitive position. An adverse determination could also prevent JumpTV from offering its services and could require that JumpTV procure substitute products or services. Any of these results could harm JumpTV's business, financial condition and results of operations.

JumpTV relies on its channel partners to ensure intellectual property rights compliance globally.

JumpTV is exposed to liability risk in respect of the content that it rebroadcasts over the Internet, relating to both infringement of third party rights to the content, and infringement of the laws of various jurisdictions governing the type and/or nature of the content. JumpTV relies in large part on the channel partners' obligations under the channel partner agreements to advise JumpTV of its content so that JumpTV may take appropriate action if such content is not intellectual property rights compliant or is otherwise obscene, defamatory or indecent. There is a risk that the channel partners will not advise JumpTV in time, or at all, in respect of such content, and expose JumpTV to liability for its rebroadcast over the Internet.

JumpTV's business depends upon its ability to acquire and maintain programming that is attractive to current and future subscribers, the loss of which could reduce the demand for JumpTV's service to subscribers and advertisers and could adversely affect JumpTV's business.

Television content distribution is an inherently risky business because the revenues derived from the distribution of programming depend primarily upon its acceptance by the public, which is difficult to predict. The commercial success of television programming also depends upon the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which are difficult to predict.

JumpTV's objective is to acquire and maintain programming that sustains loyal audiences in or across various demographic groups. The attractiveness of JumpTV's channel offerings and their ability to retain and grow their respective audiences will be an important factor in JumpTV's ability to sell subscriptions and, in the future, advertising. JumpTV's channel offerings may not attract or retain the number of subscribers that it anticipates and some channel content may offend or alienate subscribers that are outside of the target audience for that content. There can be no assurance that JumpTV's channel offerings will be able to retain their respective audiences. If JumpTV loses the Internet broadcasting rights to one or more of its channels, and fails to attract comparable programming with similar audience loyalty, the attractiveness of JumpTV's service could decline and JumpTV's business could be adversely affected.

Failure of JumpTV's Delivery Infrastructure to perform consistently or failure by JumpTV to replace its existing Internet broadcasting technology on a timely basis could adversely affect its business.

JumpTV's success as a business depends, in part, on its ability to provide consistently high quality video streams to subscribers via the JumpTV Delivery Infrastructure and Internet broadcasting and video streaming technology. There is no guarantee that the JumpTV Delivery Infrastructure and/or JumpTV's Internet broadcasting and video streaming technology will not experience problems or other performance issues. If the JumpTV Delivery Infrastructure or Internet broadcasting and video streaming technology fails or suffers performance problems, then it would likely affect the quality and interrupt the continuation of JumpTV's service and significantly harm JumpTV's business.

JumpTV's Delivery Infrastructure could suffer failures or damage due to events that are beyond JumpTV's control, which could adversely affect JumpTV's brand and operating results.

JumpTV's Delivery Infrastructure is susceptible to natural or man-made disasters such as earthquakes, floods, fires, power loss and sabotage, as well as interruptions from technology malfunctions, computer viruses and hacker attacks. Other potential service interruptions may result from unanticipated demands on network infrastructure, increased traffic or problems in customer service. JumpTV's ability to control technical and customer service issues is further limited by its dependence on its channel partners for technical integration of the JumpTV Delivery Infrastructure. JumpTV may not carry sufficient business interruption insurance to compensate for losses that could occur as a result of an interruption in JumpTV's services. Significant disruptions in the JumpTV Delivery Infrastructure could harm JumpTV's goodwill and the JumpTV brand and ultimately could significantly and negatively impact the amount of revenue it may earn from its service.

The successful operation of JumpTV's business depends upon the supply of critical elements from third parties and any interruption in that supply could cause service interruptions or reduce the quality of product offerings.

JumpTV depends upon third parties for several critical elements of its technology and infrastructure, including its principal Internet connections and network access, and for the provision of programming in connection with its service. Many of these tasks will be dependent on the efforts and performance of third parties that are outside of JumpTV's control, including the channel partners and other third party content delivery providers. Any disruption in the Internet or network access provided by third party providers, or any failure of third party providers to handle current or higher volumes of use or perform in a satisfactory manner, could significantly harm JumpTV's business, operating results and financial condition. Financial difficulties experienced by third party providers could have negative consequences to the business of JumpTV.

JumpTV is dependent on key personnel.

JumpTV is dependent on key members of its senior management, including G. Scott Paterson, Kaleil Isaza Tuzman and Alex Blum. JumpTV has not obtained key-man insurance for any member of senior management other than Mr. Paterson. In addition, innovation is important to JumpTV's success and JumpTV depends on the continued efforts of its executive officers and key employees, who have specialized technical knowledge regarding the JumpTV Delivery Infrastructure and information technology systems and significant business knowledge regarding the Internet video broadcasting industry and subscription services. JumpTV expects that it will need to hire additional personnel in designated growth areas. The market for the services of qualified personnel is competitive and JumpTV may not be able to attract and retain key employees. If JumpTV loses the services of one or more of its key senior officers or employees, or fails to attract qualified replacement personnel, then JumpTV's business and future prospects could be materially adversely affected.

JumpTV may have difficulty scaling and adapting its existing systems architecture to accommodate increased traffic, technology advances or customer requirements.

In the future, JumpTV may be required to make changes to its systems architecture or move to a completely new architecture. If it is required to switch architectures, JumpTV may incur substantial costs and experience delays or interruptions in its service. These delays or interruptions in its service may cause users and customers to become dissatisfied with its service and move to competing providers of IPTV services. To the extent that demand for JumpTV's broadcast services content and other media offerings increases, it will need to expand its infrastructure, including the capacity of its hardware servers and the sophistication of its software. This expansion is likely to be expensive and complex, and require additional technical expertise. An unanticipated loss of traffic, increased costs, inefficiencies or failures to adapt to new technologies or user requirements and the associated adjustments to its systems architecture could harm JumpTV's operating results and financial condition.

Increased Subscriber Acquisition Costs could adversely affect JumpTV's financial performance.

JumpTV anticipates spending substantial funds on advertising and other marketing to attract new subscribers and maintain JumpTV's subscriber base. JumpTV's ability to achieve break even cash flows depends on its ability to achieve and maintain lower Subscriber Acquisition Costs over time. JumpTV's Subscriber Acquisition Costs, both in the aggregate and on a per new subscriber basis, may materially increase in the future to the extent that JumpTV introduces new promotions, whether in response to competition or otherwise. Any material increase in subscriber acquisition or retention costs from current levels could have a material adverse effect on JumpTV's business, financial condition and results of operations.

Increased subscriber turnover could adversely affect JumpTV's financial performance.

Subscriber Churn has a significant financial impact on the results of JumpTV's operations. JumpTV cannot reliably predict the amount of Churn that it will experience over the long term. Subscriber Churn may be negatively impacted by a number of factors, including but not limited to, an increase in competition from other ethnic television providers, other Internet video providers, new technology entrants and programming theft. There can be no assurance that these and other factors will not contribute to relatively higher Churn than JumpTV has experienced historically. To the extent that JumpTV's Churn is greater than currently anticipated, it may be more costly for JumpTV to acquire a sufficient customer base to generate revenue that will enable it to become profitable and reach and sustain positive cash flow.

Competition from traditional and other emerging video entertainment providers could adversely affect JumpTV's revenue.

In seeking market acceptance, JumpTV will encounter competition for both subscribers and advertising revenue from many sources, including other Internet television broadcasters, direct broadcast satellite television services and digital and traditional cable systems that carry ethnic television programming. Traditional cable and satellite television already has a well established and dominant market presence for its services, and Internet portals, video file sharing service providers and other third party providers of video content over the Internet

may distribute ethnic video content. Many of these competitors have substantially greater financial, marketing and other resources than JumpTV. In addition, potential customers of JumpTV may be slow to adopt, or may refuse to adopt, the Internet as the medium through which they receive television programming. As the Internet video broadcasting market grows (resulting from higher bandwidths, faster modems and wider programming selections), an increasing number of Internet based video program offerings may be available to current and potential customers of JumpTV. In addition, JumpTV's competitors, in both the traditional satellite and cable television broadcasting and IPTV markets, could exclusively contract with ethnic channel providers that are not under contract with JumpTV creating significant competition in both the ethnic broadcasting and IPTV markets. JumpTV's revenue could be materially adversely affected if it is unable to compete successfully with traditional and other emerging providers of video programming services.

JumpTV has to keep up with rapid technological change to remain competitive in its rapidly evolving industry.

JumpTV's future success will depend on its ability to adapt to rapidly changing technologies, to adapt its services to evolving industry standards and to improve the performance and reliability of its services. New technologies could enable competitive product offerings and adversely affect JumpTV, and JumpTV's failure to adapt to such changes could seriously harm its business.

JumpTV may not be successful in developing a version of its service that will gain widespread adoption by users of alternate devices to access the Internet.

In the coming years, the number of individuals who access the Internet through devices other than a personal computer, such as personal digital assistants, mobile telephones and television set-top devices, is expected to increase dramatically. JumpTV's services are designed for rich, graphical environments such as those available on personal and laptop computers. The lower resolution, functionality and memory associated with alternative devices may make the broadcast of content through such devices difficult, and JumpTV may be unsuccessful in its efforts to provide a compelling service for users of alternative devices. If JumpTV is unable to attract and retain a substantial number of alternative device users to its services, it will fail to capture a sufficient share of an increasingly important portion of the market for online media.

In addition, JumpTV intends to introduce new services and/or functionalities to increase its subscriber base and long-term profitability, such as targeted advertising insertion and personal video recording. These services are dependent on successful integration of new technologies into the JumpTV Delivery Infrastructure, negotiations with third party content and network system providers, subscriber acceptance and the maintenance of future technologies to support these services. If JumpTV is unsuccessful in implementing such services, or the economic attractiveness of these services is lower than anticipated, then JumpTV's business and operating results could be adversely affected.

JumpTV may need additional financing to fund its continued growth, which may not be available.

JumpTV's ability to increase revenue will depend in part on its ability to continue growing the business by maintaining and increasing the subscriber base, which may require significant additional capital that may not be available to JumpTV. JumpTV may need additional financing due to future developments, changes in its business plan or failure of the business plan to succeed, which could result from increased marketing, distribution or programming costs. JumpTV's actual funding requirements could vary materially from its current estimates. If additional financing is needed, JumpTV may not be able to raise sufficient funds on favourable terms or at all. If JumpTV issues shares in the future, such issuance will result in the then existing Shareholders sustaining dilution to their relative proportion of the equity in JumpTV. If JumpTV fails to obtain any necessary financing on a timely basis, then its ability to execute the current business plan may be limited, and its business could be adversely affected.

Weaker than expected market and advertiser acceptance of Internet video broadcasting could adversely affect JumpTV's future advertising revenue and results of operations.

JumpTV intends to derive a portion of its future revenue from advertising, and therefore market and advertiser acceptance of Internet broadcasting services will be important to the success of JumpTV's business.

JumpTV's ability to generate advertising revenue will be directly affected by the number of subscribers to its service and the amount of time subscribers spend viewing JumpTV's various program offerings. JumpTV's ability to generate advertising revenue will also depend on several other factors, including the level and type of market penetration of JumpTV's service, broadening its relationships with advertisers to small and medium size businesses, its user base being attractive to advertisers, its ability to derive better demographic and other information from users, the acceptance of IPTV by advertisers as an advertising medium, its ability to transition and expand into other forms of advertising, competition for advertising funds from other media and changes in the advertising industry and economy generally. JumpTV will compete directly for audiences and advertising revenue with other Internet video broadcasters, direct broadcast satellite television providers and digital and traditional cable providers, some of which maintain longstanding relationships with advertisers and possess greater resources than JumpTV.

Advertising is a discretionary business expense for many business organizations and industries. Consequently, a potential slowdown in the economies or in a particular business sector that represents a significant share of JumpTV's advertising revenue, could adversely affect JumpTV's advertising revenue and results of operations. In addition, advertising on the Internet may fall out of favour with advertisers. JumpTV's expense levels are based in part on expectations of future revenue. JumpTV may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall.

The sources of Internet advertising revenues are changing and as a result, JumpTV must adapt to the needs of a changing mix of advertisers to maximize advertising revenue.

The sources of Internet advertising revenues are shifting from Internet companies to companies in more traditional lines of business. These advertisers often have substantially different requirements and expectations than Internet companies with respect to advertising programs. In addition, companies in more traditional lines of business have only recently begun to increase their aggregate commitments to Internet advertising. JumpTV's advertising revenues and results of operations could be adversely affected if JumpTV is unsuccessful in adapting to the needs of the changing mix of advertisers on the Internet.

In addition, JumpTV's revenue model may become increasingly supported by advertising revenues in response to competition or in an attempt to maximize long-term revenues. There can be no assurances that JumpTV would be successful in sustaining an advertising based revenue model if it were to switch from its current subscription based revenue model.

Decreases or delays in advertising spending due to general economic downturns could harm JumpTV's ability to generate advertising revenue.

Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. The overall market for advertising, including Internet advertising, has periodically been characterized by soft demand and the reduction of marketing and advertising budgets, or the delay in spending of budgeted resources. As a result, advertising spending may decrease. The decrease in or delay of advertising spending could reduce JumpTV's future revenue and negatively impact its business, financial condition and results of operations.

JumpTV may be unable to manage rapidly expanding operations.

JumpTV is continuing to grow and diversify its business both domestically and internationally. As a result, JumpTV will need to expand and adapt its operational infrastructure and increase the number of personnel in certain areas. If JumpTV is unable to manage its growth effectively, it could have a material adverse effect on JumpTV's business, financial condition and results of operations. To manage growth effectively, JumpTV must, among other things, continue to develop its internal and external sales forces, the JumpTV Delivery Infrastructure capability, its customer service operations and its information systems and maintain its relationships with channel partners. JumpTV will also need to continue to expand, train and manage its employee base, and JumpTV's management must assume even greater levels of responsibility. If JumpTV is unable to manage growth effectively, it may experience a decrease in subscriber growth and an increase in

subscriber Churn, which could have a material adverse effect on JumpTV's financial condition, profitability and cash flows.

Acquisitions and strategic investments could adversely affect JumpTV's operations and result in unanticipated liabilities.

JumpTV may in the future acquire or make strategic investments in a number of companies, including through joint ventures. Such transactions may result in dilutive issuances of equity securities, use of cash resources, incurrence of debt and amortization of expenses related to intangible assets. JumpTV's acquisitions and strategic investments would be accompanied by a number of risks, including:

- the difficulty of assimilating operations and personnel of acquired companies into JumpTV's operations;
- the potential disruption of ongoing business and distraction of management;
- additional operating losses and expenses of the businesses acquired or in which JumpTV invests;
- the difficulty of integrating acquired technology and rights into JumpTV's services and unanticipated expenses related to such integration;
- the potential for patent and trademark infringement claims against the acquired company;
- the impairment of relationships with customers and partners of the companies JumpTV acquired or in JumpTV's customers and partners as a result of the integration of acquired operations;
- the impairment of relationships with employees of the acquired companies or JumpTV's employees as a result of integration of new management personnel;
- the difficulty of integrating the acquired company's accounting, management information, human resources and other administrative systems;
- in the case of foreign acquisitions, uncertainty regarding foreign laws and regulations and difficulty integrating operations and systems as a result of cultural, systems and operational differences; and
- the impact of known potential liabilities or unknown liabilities associated with the companies JumpTV acquires or in which it invests.

JumpTV's failure in addressing such risks in connection with future acquisitions and strategic investments could prevent JumpTV from realizing the anticipated benefits of such acquisitions or investments, causing it to incur unanticipated liabilities and harm JumpTV's business generally.

JumpTV's business depends on the continued growth and maintenance of the Internet infrastructure.

The success and the availability of Internet-based products and services depends in part upon the continued growth and maintenance of the Internet infrastructure itself, including its protocols, architecture, network backbone, data capacity and security. Spam, viruses, worms, spyware, denial of service attacks and other acts of malice may affect not only the Internet's speed, reliability and availability but also its continued desirability as a vehicle for commerce, information and user engagement. If the Internet proves unable to meet the new threats and increased demands placed upon it, JumpTV's business plans, user and advertiser relationships, site traffic and revenues could be adversely affected.

There is no assurance that the current costs of Internet connections and network access will not rise with increasing popularity of IPTV services which would adversely affect JumpTV's business.

JumpTV relies on Internet service providers for its principle connections and network access and to stream audio and video content to subscribers. As demand for IPTV services increases, there can be no assurance that Internet service providers will continue to price their network access services on reasonable terms. The delivery of streaming media requires delivery of large content files and providers of network access may change their business model and increase their prices significantly, which could slow the widespread acceptance of such services. In order for JumpTV's media content services to be successful, there must be a reasonable price model in place to allow for the continuous distribution of large streaming media files. JumpTV has limited or no

control over the extent to which any of these circumstances may occur, and if network access prices rise significantly, then JumpTV's business and operating results would likely be adversely affected.

Internet transmissions may be subject to theft and malicious attacks, which could cause JumpTV to lose subscribers and revenue.

Like all Internet transmissions, JumpTV's broadcasts may be subject to interception and malicious attack. Pirates may be able to obtain or rebroadcast JumpTV's programs without paying fees to JumpTV. The JumpTV Delivery Infrastructure is exposed to spam, viruses, worms, spyware, denial of service or other attacks by hackers and other acts of malice. Theft of JumpTV's channels or attacks on JumpTV's Delivery Infrastructure would reduce future potential revenue and increase JumpTV's net Subscriber Acquisition Costs. In addition, theft of programming from JumpTV's competitors could increase JumpTV's Churn.

Compromises of JumpTV's security technology could also adversely affect its ability to contract for licenses to distribute television programming over the Internet. JumpTV uses security measures intended to make theft of its channels more difficult. However, if JumpTV is required to upgrade or replace existing security technology, the cost of such security upgrades or replacements could have a material adverse effect on JumpTV's financial condition, profitability and cash flows. In addition, other illegal methods that compromise Internet transmissions may be developed in the future. If JumpTV cannot control compromises of its channels, then its revenue, net Subscriber Acquisition Costs, Churn and ability to contract for licenses to distribute television programming over the Internet could be materially adversely affected.

A bankruptcy of a third party with which JumpTV has a significant relationship could harm JumpTV's results of operations.

In the event that any of the third parties with whom JumpTV has significant relationships, including its channel partners and other suppliers, files a petition in or is assigned into bankruptcy or becomes insolvent, or makes any assignment for the benefit of creditors or makes any arrangements or otherwise becomes subject to any proceedings under applicable bankruptcy laws or insolvency laws with a trustee, or a receiver is appointed in respect of a substantial portion of its property, or such a third party liquidates or winds up its daily operations for any reason whatsoever, then JumpTV's business, financial position and results of operations may be materially and adversely affected.

Rapid technological and industry changes could make JumpTV's service obsolete.

The Internet video broadcasting industry and the Internet and the video entertainment industries in general are characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations and evolving industry standards. There is no assurance that one or more of the technologies that will be utilized by JumpTV will not become obsolete or that JumpTV's services will be in demand at the time they are offered. If JumpTV or its suppliers are unable to keep pace with technological and industry changes, JumpTV's business may be unsuccessful. Products using new technologies used by JumpTV or its suppliers, or emerging industry standards, could make technologies used by JumpTV or its suppliers obsolete. In addition, JumpTV may face unforeseen problems in operating the JumpTV Delivery Infrastructure that could harm its business. JumpTV will depend on third parties to develop technologies used in key elements of Internet video broadcasting and more advanced technologies that JumpTV may wish to use may not be available to it on reasonable terms or in a timely manner. Further, JumpTV's competitors may have access to technologies not available to JumpTV, which may enable its competitors to offer entertainment products of greater interest to consumers or at more competitive costs.

JumpTV cannot assure investors that it will be able to enhance its current services or develop new services at competitive prices or in a timely manner.

JumpTV's future success depends upon its ability to enhance its current services and develop and introduce new services that offer enhanced performance and functionality at competitive prices. JumpTV's business may be adversely affected if new technologically advanced services that JumpTV does not offer achieve acceptance among customers. JumpTV's inability, for technological or other reasons, to enhance, develop and introduce

services in a timely manner, or at all, in response to changing market conditions or customer requirements could have a material adverse effect on JumpTV's operating results.

Privacy concerns relating to elements of JumpTV's service could damage its reputation and deter current and potential users from using its products and services.

From time to time, concerns may be expressed about whether JumpTV's products and services compromise the privacy of users and others. Concerns about JumpTV's collection, use or sharing of personal information or other privacy related matters, even if unfounded, could damage JumpTV's reputation and result in a loss of user confidence and ultimately in a loss of users, partners or advertisers, which could adversely affect JumpTV's business and operating results.

Changes in regulations or user concerns regarding privacy and protection of user data could adversely affect JumpTV's business.

Domestic and international laws and regulations may govern the collection, use, sharing and security of data that JumpTV receives from its users and channel partners. In addition, JumpTV has its own privacy policies and practices concerning the collection, use and disclosure of user data. Any failure, or perceived failure, by JumpTV to comply with its privacy policies or with any data-related consent orders, or with domestic or international privacy-related laws and regulations could result in proceedings or actions against JumpTV by governmental entities or others, which could potentially have an adverse effect on JumpTV's business.

There are a large number of legislative proposals pending before domestic and foreign governments concerning privacy issues related to Internet-based business. It is not possible to predict whether or when such legislation may be adopted. Certain proposals, if adopted, could impose requirements that may result in a decrease in JumpTV's user registrations and revenues. In addition, there is uncertainty in the interpretation and application of user data protection laws. These laws may be interpreted and applied inconsistently from country to country and inconsistently with JumpTV's current data protection policies and practices. Complying with these varying international requirements could cause JumpTV to incur substantial costs or require it to change its business practices in a manner adverse to its business.

JumpTV may have exposure to greater than anticipated tax liabilities.

JumpTV is subject to income taxes and non-income taxes in a variety of jurisdictions and its tax structure is subject to review by both domestic and foreign taxation authorities. The determination of its world-wide provision for income taxes and other tax liabilities requires significant judgment and, in the ordinary course of its business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although JumpTV believes that its estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded on JumpTV's consolidated financial statements and may materially affect JumpTV's financial results in the period or periods for which such determination is made.

JumpTV relies on insurance to mitigate certain risks and to the extent the cost of insurance increases or JumpTV is unable or chooses not to maintain sufficient insurance, its operating results may be adversely affected.

JumpTV contracts for insurance to cover certain potential risks and liabilities. In the current environment, insurance companies are increasingly specific about what they will and will not insure. It is possible that JumpTV may not be able to get enough insurance to meet its needs, may have to pay very high prices for the coverage or may not be able to acquire any insurance for certain types of business risk. In addition, JumpTV has in the past and may in the future choose not to obtain insurance for certain risks facing its business. This could leave JumpTV exposed to potential claims. If JumpTV was found liable for a significant claim in the future, its operating results could be negatively impacted. Also, to the extent the cost of maintaining insurance increases, its operating results will be negatively affected.

JumpTV has operated during periods in which it was not covered by adequate insurance. JumpTV is therefore exposed to the risk of having to finance any potential claims against JumpTV relating to the periods in which it was not covered. In addition, several of JumpTV's operating agreements contain covenants that require JumpTV to maintain a specified type and/or amount of insurance. JumpTV is in technical breach of these agreements by not having carried insurance as required under these covenants during particular periods and there is a risk that such agreements are terminable as a result of JumpTV's breach of the material terms thereof.

JumpTV is subject to foreign business, political and economic disruption risks.

JumpTV contracts with various entities from around the world, including in respect of the acquisition of the Internet distribution rights to the channels. As a result, JumpTV is exposed to foreign business, political and economic risks, which could adversely affect JumpTV's financial position and results of operations, including: (i) difficulties in managing channel partner relationships from outside of a channel partner's jurisdiction; (ii) political and economic instability, including international tension in Iraq, Korea, Syria and Sudan; (iii) less developed infrastructures in newly industrializing countries; (iv) susceptibility to interruption of channel feeds in foreign areas due to war, terrorist attacks, medical epidemics, changes in political regimes and general interest rate and currency instability; (v) exposure to possible litigation or claims in foreign jurisdictions; and (vi) competition from foreign-based IPTV providers and the existence of protectionist laws and business practices that favour such providers.

JumpTV may be liable for the nature and/or type of content that it rebroadcasts over the Internet.

JumpTV may be liable, or alleged to be liable to, third parties if the content that it rebroadcasts is found to be obscene, indecent or defamatory. Any alleged liability could harm JumpTV's business by damaging its reputation, requiring JumpTV to incur legal costs in defense, exposing JumpTV to awards of damages and costs and diverting management's attention which could have an adverse effect on JumpTV's business, results of operations and financial condition.

Risk Factors Related to the Offering and Share Capital of the Company

A purchaser of the Common Shares under the Offering will suffer immediate dilution.

The Offering price of Cdn$5.50 per Common Share will be substantially higher than the book value per share of the Existing Common Shares. As a result, purchasers of Common Shares will experience immediate dilution. This dilution is due in large part to the fact that earlier investors in JumpTV paid substantially less than the Offering price when they purchased their shares. Investors purchasing shares in this Offering will pay a price per share that substantially exceeds the book value of JumpTV's assets after subtracting its liabilities. In addition, the exercise of currently outstanding options will, and future equity issuances may, result in further dilution to JumpTV's investors.

The market price of the Common Shares could be hurt by substantial price and volume fluctuations.

Historically, securities prices and trading volumes for emerging companies have high variance for a number of reasons, including some reasons that may be unrelated to their businesses or results of operations. This market volatility could depress the price of the Common Shares without regard to JumpTV's operating performance. In addition, JumpTV's operating results may be below the expectations of public market analysts and investors. If this were to occur, then the market price of the Common Shares would likely significantly decrease.

Shares traded in the UK on AIM are less liquid than those listed on the Official List.

Investment in shares traded on AIM is perceived to involve a higher degree of risk and to be less liquid than an investment in companies whose shares are listed on the Official List of the London Stock Exchange. AIM is a market designed primarily for emerging or smaller companies. The rules of this market are less demanding than those of the Official List. The future success of AIM and liquidity in the market for Common Shares cannot be guaranteed. In particular, the market for Common Shares in the UK may be, or may become, relatively illiquid and therefore such Common Shares may be or may become difficult to sell.

There has been no public market in JumpTV's shares and JumpTV's share price may be highly volatile.

The share price of emerging companies can be highly volatile. The price at which the Common Shares are traded and the price at which investors may realize their Common Shares will be influenced by a large number of factors, some specific to JumpTV and its operations and some which may affect companies trading on AIM or the TSX generally. These factors could include the performance of JumpTV, large purchases or sales of the Common Shares, legislative changes and general economic, political or regulatory conditions. Prospective investors should be aware that the value of an investment in JumpTV may go down as well as up and that the

market price of the Common Shares may not reflect the underlying value of JumpTV. Investors may therefore realize less than, or lose all of, their investment.

Prior to the Offering, there has been no public market for the Common Shares and there is no guarantee that an active trading market will develop or be sustained after either Admission or Listing.

JumpTV will incur increased costs as a result of being a listed company.

As a listed company, JumpTV will incur significant legal, accounting and other expenses that JumpTV does not incur as a private company. JumpTV will incur costs associated with listed company reporting requirements and corporate governance requirements. These rules and regulations will increase JumpTV's legal and financial compliance costs and make some activities more time consuming and costly. JumpTV expects that these rules and regulations will make it more difficult and more expensive for it to maintain director and officer liability insurance and JumpTV may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for JumpTV to attract and retain qualified individuals to serve on the Board or as executive officers. JumpTV cannot predict or estimate the amount of additional costs JumpTV may incur or the timing of such costs.

The Board may issue, without shareholder approval, additional Common Shares and preferred shares that have rights and preferences in priority to the Common Shares, which issuance may delay or prevent a change of control.

The Board may issue an unlimited number of Class 1 preference chares and unlimited number of Class 2 preference shares, issuable in one or more series, and an unlimited number of Common Shares, without any vote or action by the Shareholders. If JumpTV were to issue any additional Class 1 or Class 2 preference shares or any additional Common Shares, the percentage ownership of existing Shareholders may be reduced and diluted. In addition, the Board may determine the price, rights, preferences, privileges and restrictions, including voting, dividend and conversion rights, of each of the Class 1 preference shares and Class 2 preference shares and determine to whom they shall be issued. After the Offering, there will be no Class 1 preference shares and Class 2 preference shares outstanding and the Company has no present plans to issue any Class 1 preference shares or Class 2 preference shares. However, the rights of the holders of any Class 1 preference shares and Class 2 preference shares that may be issued in the future may be senior to the rights of holders of Common Shares, which could preclude holders of Common Shares from receiving dividends, proceeds of a liquidation or other benefits, The issuance of Class 1 preference shares and Class 2 preference shares, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire control of JumpTV, for example, by discouraging an unsolicited acquisition proposal or a proxy contest, the effect of which may be to deprive Shareholders of a control premium that might otherwise be realized in connection with an acquisition of JumpTV.

Foreign Directors and Officers

Certain of the directors and officers of JumpTV reside outside of Canada. Substantially all of the assets of these persons are located outside of Canada. It may not be possible for Shareholders to effect service of process against directors and officers of the Company who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more directors or officers of the Company for violations of Canadian corporate or securities civil liability laws, it may not be possible to enforce such judgment against those directors and officers of the Company not resident in Canada.

Risk Factors Related to Regulatory Matters

JumpTV is subject to government regulation of the Internet, the impact of which is difficult to predict.

There are currently few laws or regulations directly applicable to the Internet. The application of existing laws and regulations to JumpTV relating to issues such as user privacy, defamation, pricing, advertising, taxation, promotions, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement can be unclear. In addition, JumpTV will also be subject to new laws and regulations directly applicable to its activities. Any existing or new legislation applicable to JumpTV could expose it to substantial liability, including significant expenses necessary to comply with such laws and regulations, and dampen the growth in use of the Internet.

Changes in applicable regulatory requirements could have significant adverse effects on JumpTV's business.

An important factor in achieving any sustained profitability for JumpTV will be its ability to maintain Internet broadcasting rights in respect of its channels. Television broadcasting rights are subject to significant regulatory oversight in many of the jurisdictions from which JumpTV's channels originate or into which JumpTV transmits its channels. There is a risk that Internet broadcasting rights to the channels, or the provision of Internet content generally, could become subject to these broadcasting regulations or to future government regulation in the jurisdictions from which the channels originate or in the jurisdictions into which JumpTV transmits its channels. Currently, JumpTV may fall within the statutory definition of a multichannel video program distributor ("MVPD"), making it subject to the provisions of the Communications Act of 1934 of the United States, as amended and Federal Communications Commission ("FCC") regulations applicable to MVPDs. However, the FCC has not ruled whether Internet distribution services are MVPDs, and as such, the Directors do not consider that the statutory and regulatory requirements of MVPDs apply to the Company. If JumpTV were found to be an MVPD, JumpTV would be required to scramble any sexually explicit programming it distributed, close caption programs it offered subscribers and be subject to the FCC's equal employment opportunity rules but would not be subject to licensing, rate regulation or be required to secure approval before commencing service.

In addition, JumpTV itself could become subject to significant regulation by the Canadian Radio-television and Telecommunications Commission (the "CRTC") as a Canadian company providing video broadcasting services. Depending upon the circumstances, non-compliance with legislation or regulations promulgated by applicable regulatory authorities could result in a significant adverse effect on JumpTV's business, financial condition and results of operations, including the suspension or revocation of any licenses or registrations, the termination or loss of contracts or rights to distribute television programming over the Internet, a reduction in the amount of channels and other services available to the subscribers, or the imposition of contractual damages, civil fines or criminal penalties.

Governments and regulatory authorities in many jurisdictions regularly review their broadcasting rules and policies, including the application of those rules and policies to new and emerging media. Proposed amendments to the European Union's Television without Frontiers Directive, if adopted in their present form, could result in the provision of subscription television program services over the Internet in the United Kingdom and other European Union member countries becoming subject to regulation, including a licensing requirement. Whether JumpTV would be subject to such requirements, if adopted in their present form, is unclear. In Canada, the CRTC has recently announced a review of the future environment for the broadcasting system in Canada, including the effect of new media. While JumpTV is not aware of any proposed regulatory initiatives affecting IPTV in any of the jurisdictions in which its subscribers reside, there can be no assurance that television broadcasting regulations will not be amended in the future in a manner that requires JumpTV to be licensed in particular jurisdictions in order to continue broadcasting its channels to subscribers in those jurisdictions or which otherwise affects its operations in a materially adverse manner.

JumpTV may not be aware of certain foreign government regulations.

Because regulatory schemes vary by country, JumpTV may presently be subject to regulations in foreign countries of which it is not presently aware. If that were to be the case, then JumpTV could be subject to sanctions by a foreign government that could materially adversely affect its ability to broadcast content from channel partners in that country or to subscribers in that country. JumpTV cannot guarantee that any current regulatory approvals held by JumpTV are, or will remain, sufficient in the view of foreign regulatory authorities, or that necessary approvals, whether additional or otherwise, will be granted on a timely basis or at all, in all jurisdictions in which JumpTV has channel partners or subscribers, or that applicable restrictions in those jurisdictions will not be unduly burdensome. The failure to obtain the authorizations necessary to acquire or distribute television programming over the Internet internationally could have a material adverse effect on JumpTV's ability to generate revenue and on its overall competitive position.

JumpTV, its subscribers and channel partners and other parties with which JumpTV does business may be required to hold authorizations in the countries in which they provide or receive services, as the case may be. Because regulations in each country are different, JumpTV may not be aware if some of its subscribers or

channel partners or companies with which JumpTV does business, do not hold the requisite licenses and approvals.

JumpTV may be subject to legal liability for online services.

The law relating to the liability of providers of online services for the activities of their users is currently unsettled both domestically and internationally. Potential claims could be brought against JumpTV for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information that JumpTV provides, links to or that may be posted online. It is also possible that, if any information provided directly by JumpTV contains errors or is otherwise negligently provided to users, third parties could make claims against JumpTV. Investigating and defending any of these types of claims is expensive, even to the extent that the claims are without merit or do not ultimately result in liability.

Risk Factors Related to the Principal Shareholders

A small number of significant Shareholders may influence major corporate decisions.

Because a small number of Shareholders own a significant percentage of the outstanding Common Shares, such Shareholders may influence major corporate decisions and other shareholders may not be able to affect corporate decisions. In particular, G. Scott Paterson owns 24.56% (15.70% upon closing of the Offering) of the issued and outstanding Common Shares of JumpTV and will likely be able to directly impact JumpTV's ability to undertake certain actions.

UK SETTLEMENT AND DEPOSITORY INTERESTS

JumpTV has applied for the Enlarged Share Capital to be admitted to CREST and it is expected that the Common Shares will be so admitted and accordingly enabled for settlement in CREST on the date of Admission. Accordingly, settlement of transactions in the Common Shares following Admission may take place within CREST if any Shareholder so wishes. CREST is a voluntary system and holders of Common Shares who wish to receive and retain share certificates will be able to do so.

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument.

As a matter of English law, foreign securities cannot be held and transferred directly in the CREST system. Accordingly, JumpTV intends that Shareholders should be able to elect to have Common Shares held and settled in CREST by means of the CREST International Settlement Links Service. Under the International Settlement Links Service, CREST Depository Limited, a subsidiary of CRESTCo Limited of 33 Cannon Street, London, UK, EC4M 5SB (the operator of the CREST system), will issue uncertificated depository interests representing entitlements to Common Shares, known as CREST Depository Interests ("CDIs").

CDIs are independent securities constituted under English law, which may be held and transferred through the CREST system. Details of the arrangements for the service are contained in the CREST International Manual issued by CRESTCo Limited.

Where Shareholders elect to hold Common Shares through the CREST system, their Common Shares will be transferred to an account of CREST Depository Limited, which will then issue CDIs (representing Common Shares) to the Shareholder's designated CREST account.

The International Security Identification Number ("ISIN") to be used in relation to the Common Shares in connection with the Offering is CA48139P1071. The CDI's representing the Common Shares will have the same ISIN as the underlying Common Shares.

CITY CODE AND CANADIAN TAKEOVER LAWS

As JumpTV is incorporated in Canada, a takeover offer for JumpTV will not be governed by the City Code and will not be regulated by the UK takeover authorities. Canadian securities laws are a matter of provincial/territorial jurisdiction and, as a result, takeover bids are governed by the securities legislation in each province or territory.

In Ontario, which is the principal jurisdiction in Canada in which JumpTV will be a "reporting issuer" (as defined under applicable Canadian provincial securities laws) upon completion of the Offering, when any person (an "offeror"), except pursuant to a formal bid, acquires beneficial ownership of, or the power to exercise control or direction over, or securities convertible into, voting or equity securities or any class of a reporting issuer that, together with such offeror's securities and the securities of any person acting jointly and in concert with the offeror, would constitute 10% or more of the outstanding securities of that class, the offeror must immediately issue and file a press release announcing the acquisition, and file a report of such acquisition with the applicable securities regulatory authorities within two business days thereafter. Certain eligible institutions may elect an alternate reporting system. Once an offeror has filed such report, the offeror is required to issue further press releases and file further reports each time the offeror, or any person acting jointly or in concert with the offeror, acquires beneficial ownership of, or the power to exercise control over, or securities convertible into, an additional two percent or more of the outstanding securities of the applicable class. A takeover bid is generally defined as an offer to acquire a class of outstanding voting or equity securities of JumpTV made to any holder of such securities and resident in such province where the securities subject to the offer, together with securities held by the offeror and any person acting in concert with the offeror, constitute in aggregate 20% or more of the outstanding securities of that class at the date of the offer. Subject to limited exemptions, a takeover bid must be made to all holders of such class of securities who are in Ontario, and must allow such holders 35 days to deposit securities pursuant to the bid. The offeror must deliver to the holders of the securities a takeover bid circular which describes the terms of the takeover bid and the directors of JumpTV subject to the takeover bid must deliver to the holders of that target company a directors' circular within 15 days of the date of the bid, making a recommendation to holders of the securities to accept or reject the bid.

Under Section 206 of the CBCA, where an offer to acquire all of the shares of an issued class of an offeree corporation has, within 120 days after the offer, been accepted by holders of not less than 90% of the shares subject to that offer, other than shares held at the date of the offer by or on behalf of the offeror, the offeror may give notice in the prescribed manner to any dissenting shareholder that it intends to acquire the remaining shares pursuant to Section 206 of the CBCA. The notice must be given within a prescribed period, with a copy sent to the director appointed under the CBCA. Within 20 days of having given notice, the offeror must pay or transfer to the offeree corporation the consideration that the offeror would have had to pay to the dissenting shareholders if they had accepted the offer, to be held in trust for the dissenting shareholders. Within 20 days of having received notice, each dissenting shareholder must send their share certificates to the offeree corporation and must elect to transfer the shares to the offeror on the same terms as are contained in the offer or to demand payment of the fair value of the shares by so notifying the offeror. If the dissenting shareholders fail to notify the offeror within the applicable time period, they will be deemed to have elected to transfer their shares to the offeror on the same terms as are contained in the offer. If a dissenting shareholder elects to demand payment of the fair value of the shares, the offeror may apply to a court (as defined in the CBCA) to fix the fair value of the shares. If the offeror fails to apply to a court within the prescribed time, the dissenting shareholders may, within a further prescribed time, apply to a court to have such court fix the value of the shares. Any judicial determination of the fair value of the shares may be more or less than the amount paid pursuant to the offer. If there is no such application by a dissenting shareholder, such dissenting shareholder will be deemed to have elected to transfer its shares to the offeror on the same terms as are contained in the offer. If a shareholder does not receive notice that the offeror intends to acquire the remaining shares, the shareholder may, within a prescribed time period, require the offeror pursuant to section 206.1 of the CBCA to acquire the shareholder's shares on the same terms as are contained in the offer.

There are no provisions in the Articles that would have the effect of delaying, deferring or preventing a change in control of JumpTV beyond the applicable provisions of the CBCA. JumpTV is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of JumpTV.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

In the opinion of Stikeman Elliott LLP, counsel to JumpTV, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of Common Shares by a purchaser who acquires Common Shares pursuant to this prospectus.

This summary is applicable to a purchaser of Common Shares who, at all relevant times, for the purposes of the ITA, deals at arm's length with JumpTV and the Underwriters, is not affiliated with JumpTV or the Underwriters, and holds the Common Shares as capital property (a "Shareholder"). Generally, Common Shares will be considered to be capital property to a purchaser provided that such purchaser does not hold Common Shares in the course of carrying on a business of buying and selling securities and has not acquired Common Shares in one or more transactions considered to be an adventure in the nature of trade. Common Shares acquired by certain "financial institutions" (as defined in section 142.2 of the ITA) will generally not be held as capital property by such holders and will be subject to special "mark-to-market" rules contained in the ITA. This summary does not take into account these special rules and holders to which these special rules may be relevant should consult their own tax advisors. This summary also does not apply to a purchaser that is a "specified financial institution" as defined in the ITA.

This summary is based on the current provisions of the ITA and the regulations thereunder and counsel's understanding of the current administrative policies and assessing practices of the CRA made publicly available prior to the date of this prospectus. It also takes into account all specific proposals to amend the ITA and regulations thereunder publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial action or decision, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations. There is no assurance that the proposed amendments will be enacted in the form proposed or at all.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular investor. Investors are urged to consult their own tax advisors for advice with respect to the tax consequences of an investment in Common Shares, based on their particular circumstances.

Shareholders Resident in Canada

The following discussion applies to a Shareholder who, at all relevant times for the purposes of the ITA, is resident or is deemed to be resident in Canada (a "Resident Shareholder"). Certain Resident Shareholders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, treat such Common Shares and all other "Canadian securities" held by such Resident Shareholder as capital property by making an irrevocable election provided by subsection 39(4) of the ITA.

Taxation of Dividends on Common Shares

Dividends (including deemed dividends) received on the Common Shares by a Resident Shareholder who is an individual (other than certain trusts) will be included in the individual's income and will generally be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from corporations resident in Canada. Proposed amendments announced by the Minister of Finance of Canada on May 2, 2006 would provide for an enhanced dividend tax credit in respect of "eligible dividends" paid after 2005. Draft legislation relating to these proposed amendments was released on June 29, 2006. No assurance can be given that the proposed amendments will be enacted.

Taxable dividends received by an individual (other than certain specified trusts) will be relevant in computing possible liability for alternative minimum tax.

Dividends (including deemed dividends) received on the Common Shares by a Resident Shareholder that is a corporation will be included in computing the corporation's income and will generally be deductible in computing the corporation's taxable income.

A Resident Shareholder that is a "private corporation", as defined in the ITA, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than

trusts), will generally be liable to pay a 33⅓% refundable tax under Part IV of the ITA on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing its taxable income.

Disposition of Common Shares

A Resident Shareholder who disposes of or is deemed to dispose of Common Shares (other than to JumpTV) will generally realize a capital gain (or sustain a capital loss) to the extent that the Resident Shareholder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such Common Shares to the Resident Shareholder. If the Resident Shareholder is a corporation, any capital loss arising on a disposition of a share may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on the share. Analogous rules may apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

Generally, one-half of any capital gain realized by a Resident Shareholder in a taxation year will be included in computing the Resident Shareholder's income for such year (an "allowable capital gain") and one-half of any capital loss realized by a Resident Shareholder in a taxation year (an "allowable capital loss") may be deducted from the Resident Shareholder's taxable capital gains realized in that year in accordance with the rules of the ITA. Allowable capital losses in excess of taxable capital gains may be carried back three years or carried forward and deducted in a subsequent year against taxable capital gains realized in such years in accordance with the rules in the ITA.

Capital gains realized by an individual (other than certain specified trusts) will be relevant in computing possible liability for alternative minimum tax.

Corporations that are "Canadian-controlled private corporations" as defined in the ITA may be subject to an additional refundable 6⅔% tax on their "aggregate investment income" (which is defined in the ITA to include an amount in respect of taxable capital gains but not dividends or deemed dividends deductible in computing taxable income).

Shareholders Not Resident in Canada

The following discussion applies to a Shareholder who, at all relevant times, for purposes of the ITA is neither resident nor deemed to be resident in Canada, does not and is not deemed to use or hold the Common Shares in carrying on a business in Canada, and does not hold Common Shares as part of the business property of a permanent establishment in Canada or in connection with a fixed base in Canada (a "Non-Resident Shareholder"). In addition, this discussion does not apply to an insurer who carries on business in Canada and elsewhere or an authorized foreign bank (as defined in the ITA).

Dividends on the Common Shares

Dividends paid or credited or deemed to be paid or credited on the Common Shares to a Non-Resident Shareholder will be subject to a Canadian non-resident withholding tax at a rate of 25%. Such non-resident withholding tax may be reduced by virtue of the provisions of an income tax treaty or convention between Canada and the country of which the Non-Resident Shareholder is a resident.

Disposition of Common Shares

A Non-Resident Shareholder will not be subject to tax under the ITA in respect of any capital gain realized by such shareholder on a disposition of Common Shares unless the Common Shares constitute "taxable Canadian property" (as defined in the ITA) of the Non-Resident Shareholder at the time of disposition and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention. As long as the Common Shares are listed on a prescribed stock exchange for the purposes of the ITA (which currently includes the TSX but does not include AIM) at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Shareholder, unless at any time during the 60 month period immediately preceding the disposition, the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued Common Shares or any other class of shares of JumpTV. A Non-Resident Shareholder will not be required to obtain a certificate from the Canadian tax authorities pursuant to the provisions of section 116 of the ITA in connection with a disposition of Common Shares if the Common Shares are listed on a prescribed stock exchange for the purposes of the ITA at the time of their disposition.

UNITED KINGDOM TAXATION

General

The following statements are intended only as a general non-exhaustive guide to certain aspects of current UK tax legislation and to what is understood to be the current practice of the UK HM Revenue & Customs. They relate to persons who are resident or (if individuals) ordinarily resident in the UK for UK tax purposes and who are the absolute beneficial owners of Common Shares and any dividends paid in respect of them, in circumstances where any dividends paid are regarded for UK tax purposes as that person's income (and not the income of some other person). The comments below may not apply to certain classes of shareholder such as dealers in securities, insurance companies, trusts and trustees, collective investment schemes or persons connected with JumpTV and certain specific tax consequences which are not dealt with below may apply to any shareholders in JumpTV which control or hold, either alone or together with one or more associated or connected persons, directly or indirectly at least five percent of the shares and / or voting rights of JumpTV. The summary does not purport to be a complete analysis or listing of all the potential tax consequences of acquiring and holding the Common Shares. **Any person who is in any doubt as to his tax position or who is subject to tax in any jurisdiction other than the UK is strongly recommended to consult his professional advisers immediately. This summary is based upon UK law and UK HM Revenue & Customs practice, all as currently in effect and all subject to change at any time, possibly with retroactive effect.**

Taxation of Dividends

Tax treatment of JumpTV

JumpTV is not required to withhold UK tax at source on payment of dividends.

Tax treatment of UK resident holders

Holders of the Common Shares who are resident for tax purposes in the UK will, in general, be subject to UK income tax or corporation tax on the gross amount of dividends paid to them by JumpTV. Dividends received by such holders who are within the charge to corporation tax will be taxed at the prevailing corporation tax rate. An individual shareholders who are domiciled in the UK will generally be chargeable to income tax on the gross dividend paid by JumpTV. An individual shareholder liable to income tax at no more than the basic rate will be liable to income tax at the rate of 10%. An individual shareholder liable to income tax at the higher rate will be liable to tax at 32.5%. However, relief may be available for Canadian withholding tax, with the provision that the relief cannot exceed the UK tax payable on the dividend. An individual holder of Common Shares who is resident but not domiciled in the UK for UK tax purposes or who is resident but not ordinarily resident in the UK for UK tax purposes may claim to be liable to UK income tax only to the extent that dividends paid by JumpTV are remitted or deemed to be remitted to the UK.

Non-Portfolio Interest

If a UK corporate shareholder has a non-portfolio interest (at least 10%) in JumpTV, it may also be entitled to a credit for Canadian company tax paid on the underlying profits. The underlying tax shall not be more than the sum of the dividend paid and the underlying tax multiplied by the rate of UK corporation tax at the time the dividend is paid. The total tax credit is then limited to the lesser of (a) the underlying tax and the withholding tax taken together and (b) an amount equal to the UK corporation tax attributable to the relevant income.

As the credit given for Canadian tax suffered on the dividend cannot exceed the UK corporation tax liability on the dividend, a UK company may, subject to satisfying the provisions within the UK Double Tax regulations, be entitled to claim credit for any excess Canadian tax (both withholding, and where available, underlying tax) against dividends received from other sources.

Capital Gains

A disposal of the Common Shares by a holder who is (at any time in the relevant UK tax year) resident or, in the case of an individual, ordinarily resident in the United Kingdom for UK tax purposes may give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains, depending on the

holder's circumstances and subject to any available exemption relief. A holder of Common Shares who is an individual and who has, on or after 17 March 1988, ceased to be resident or ordinarily resident for UK tax purposes in the UK for a period less than five years of assessment and who disposes of Common Shares during that period may also be liable, when he resumes UK tax residence, to UK taxation of chargeable gains (subject to any available exemption or relief). It should be noted that the UK Finance (No.2) Act 2005 contains provisions to deal with individuals who are resident or ordinarily resident in the UK but falls to be regarded as resident in a territory outside the UK for the purposes of double taxation relief arrangements.

In some circumstances a chargeable gain may arise in both the UK and Canada on a disposal of shares. In these circumstances a tax credit or deduction may be available in respect of the Canadian capital gains tax against the UK tax liability arising from the disposal.

Domicile

Any individual who owns Common Shares and is resident or ordinarily resident in the UK, but who is not regarded as domiciled in the UK for tax purposes, may be subject to UK income tax or capital gains tax as described above only to the extent that this income or disposal proceeds are treated as remitted to the UK. Any such individual is advised to obtain his own professional advice on the UK tax implications of the acquisition, ownership and disposal of Common Shares.

Inheritance Tax

If any shareholder is regarded as domiciled in the UK, inheritance tax may be payable in respect of the Common Shares on the death of the shareholder or, in certain circumstances, on a gift of the Common Shares. In the case of a shareholder who is not regarded as domiciled in the UK for these purposes, no such UK inheritance tax will be payable if the Common Shares are not situated in the UK.

Stamp Duty and Stamp Duty Reserve Tax

The following statements are intended as a general guide to the current UK Stamp Duty position. The statements are made on the understanding that JumpTV does not maintain a share register in the UK and they do not apply to Common Shares issued or transferred into depository or clearance arrangements, to which special rules apply.

(i) The allocation and issue of Common Shares will not generally give rise to liability to stamp duty or stamp duty reserve tax.

(ii) It is intended that trading of the Common Shares (which are registered in Canada) on AIM will be effected on a paperless basis through CREST in the form of CREST depository interests representing Common Shares. It is expected that these depository interests will not be subject to stamp duty reserve tax on transfer.

UNITED STATES TAXATION

The following is a description of the principal US federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of the Common Shares. This description addresses only the US federal income tax considerations of holders of the Common Shares who are initial purchasers of the Common Shares pursuant to the Offering and that will hold the Common Shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to certain special US tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies or notional principal contracts, tax-exempt entities, certain former citizens or long-term residents of the United States, persons that received shares as compensation for the performance of services, persons that will hold shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of "synthetic security" or other integrated transaction for US federal income tax purposes, persons that have a "functional currency" other than the US dollar or holders that own (or are deemed to own) 10% or more (by voting power or value) of the stock of JumpTV. Holders of the Common Shares who are in any of the above categories should consult their own tax advisors

regarding the United States consequences relating to the acquisition, ownership, and disposition of the Common Shares and disregard the description below, as the United States tax consequences for persons in the above categories relating to the acquisition, ownership, and disposition of the Common Shares may be significantly different than as described below. Moreover, this description does not address the US federal estate and gift or alternative minimum tax consequences, or any US state or local tax consequences, of the acquisition, ownership and disposition of Common Shares.

The description below is not intended to constitute a complete analysis of all United States tax consequences relating to acquisition, ownership and disposition of Common Shares. Prospective purchasers of Common Shares should consult their own tax advisors with respect to the US federal, state, local and foreign tax consequences of acquiring, owning or disposing of Common Shares.

This description is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary US Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this description, a "US Holder" is a beneficial owner of Common Shares that, for US federal income tax purposes, is: (i) a citizen or individual resident of the United States, (ii) corporation, or other entity treated as a corporation for US tax purposes, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust if such trust was in existence on August 20, 1996 and validly elected to be treated as a United States person for US federal income tax purposes or if (1) a court within the US is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust. A "Non-US Holder" is a beneficial owner of Common Shares that is not a US Holder.

If a partnership (or any other entity treated as a partnership for US federal income tax purposes) holds Common Shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its own tax advisors as to the US tax consequences of being a partner in a partnership that acquires, holds, or disposes of Common Shares.

Internal Revenue Service Circular 230 disclosure

Pursuant to Internal Revenue Service Circular 230, the description set out in this prospectus with respect to US federal tax issues is not intended or written to be used, and such description cannot be used, by any taxpayer for the purpose of avoiding any penalties that may be imposed on the taxpayer by the Internal Revenue Service. Such description was written to support the marketing of the Common Shares in JumpTV. The description is limited to the US federal tax issues described herein. It is possible that additional issues may exist that could affect the US federal tax treatment of an investment in JumpTV, or the matters that are the subject of the description noted herein, and the description does not consider or provide any conclusions with respect to any such additional issues. Taxpayers should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

Distributions

Subject to the discussion below under "Passive Foreign Investment Company Considerations", the gross amount of any distribution by JumpTV of cash or property, other than certain distributions, if any, of Common Shares distributed pro rata to all shareholders of JumpTV with respect to Common Shares, before reduction for any Canadian taxes withheld therefrom, will be includible in income by a US Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of JumpTV as determined under US federal income tax principles. Subject to the discussion below under "Passive Foreign Investment Company Considerations", to the extent, if any, that the amount of any distribution by JumpTV exceeds JumpTV's current and accumulated earnings and profits as determined under US federal income tax principles, it will be treated first as a tax-free return of the US Holder's adjusted tax basis in the Common Shares and thereafter as capital gain. JumpTV does not maintain calculations of its earnings and profits under US federal income tax principles. In the absence of information regarding the earnings and profits of JumpTV, US

Holders of Common Shares generally must treat the entire amount of any cash or property distribution received on Common Shares as a dividend. Such dividends may not be eligible for the dividends received deduction generally allowed to corporate US Holders.

Certain dividends received by individual US Holders (as well as a certain trusts and estates) in taxable years beginning before 1 January 2011 generally will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by "qualified corporations" and only with respect to shares held for a minimum holding period of at least 61 days during a specified 121-day period. The Company reasonably expects to be considered a qualified corporation. Accordingly, subject to the discussion below under "Passive Foreign Investment Company Considerations", any dividends paid by the Company should be eligible for the reduced income tax rate. The amount of qualified dividend income, if any, paid by the Company to a US Holder that may be subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the US Holder's foreign tax credit limitation must be reduced by the "rate differential portion" of such dividend.

Any such dividend paid in a British pound sterling will be included in the gross income of a US Holder in an amount equal to the US dollar value of the British pound sterling on the date of receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Certain US Holders of Common Shares, depending on their status and other sources of income, may be eligible to claim a US foreign tax credit or deduction in respect of all or part of the Canadian tax withheld on dividends received with respect to Common Shares. Dividends received by a US Holder with respect to Common Shares will be treated as foreign source income, which may be relevant in calculating such holder's US foreign tax credit limitation. Subject to certain conditions and limitations, Canadian tax withheld on dividends may be deducted from taxable income or credited against a US Holder's US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by JumpTV generally will constitute "passive income", or, in the case of certain US Holders, "financial services income". US Holders should note, however, that the "financial services income" category will be eliminated for taxable years beginning after 31 December 2006. After such date, the foreign tax credit limitation categories will be limited to "passive category income" and "general category income." The rules relating to the determination of the foreign tax credit are complex, and US Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to this credit.

Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-US Holder of Common Shares generally will not be subject to US federal income or withholding tax on dividends received on Common Shares, unless such income is effectively connected with the conduct by such Non-US Holder of a trade or business in the United States.

Sale or Exchange of Common Shares

Subject to the discussion below under "Passive Foreign Investment Company Considerations", a US Holder generally will recognize gain or loss on the sale or exchange of Common Shares equal to the difference between the amount realized on such sale or exchange and the US Holder's adjusted tax basis in the Common Shares. Such gain or loss will be capital gain or loss. In the case of a non-corporate US Holder, the maximum marginal US federal income tax rate applicable to such gain will be lower than the maximum marginal US federal income tax rate applicable to ordinary income (other than certain dividends) if such US Holder's holding period for such Common Shares exceeds one year. Gain or loss, if any, recognized by a US Holder generally will be treated as US source income or loss for US foreign tax credit purposes. The deductibility of capital losses is subject to limitations, which vary with respect to the US tax status of each US Holder.

The initial tax basis of Common Shares to a US Holder will be the US dollar value of the British pounds sterling denominated purchase price determined on the date of purchase. If the Common Shares are treated as traded on an "established securities market", a cash basis US Holder, or, if it elects, an accrual basis US Holder, will determine the dollar value of the cost of such Common Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of US dollars to British pounds sterling and the immediate use of that currency to purchase Common Shares generally will not result in taxable gain or loss for a US Holder.

With respect to the sale or exchange of Common Shares, the amount realized generally will be the US dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis US Holder and (2) the date of disposition in the case of an accrual basis US Holder. If the Common Shares are treated as traded on an "established securities market," a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the US dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. We expect that AIM and the TSX are established securities markets. However, no assurances can be provided that either AIM or the TSX will be deemed to be established securities markets for this purpose.

Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-US Holder of Common Shares generally will not be subject to US federal income or withholding tax on any gain realized on the sale or exchange of such Common Shares unless (1) such gain is effectively connected with the conduct by such Non-US Holder of a trade or business in the United States or (2) in the case of any gain realized by an individual Non-US Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

A corporation organised outside the United States will generally be classified as a "passive foreign investment company", or a "PFIC", for US federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is "passive income" or (2) at least 50% of the average value of its gross assets is attributable to assets that produce "passive income" or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

Based on certain estimates of its gross income and gross assets and the nature of its business, JumpTV management believes that JumpTV should not be classified as a PFIC for the taxable year ending December 31, 2005, or any prior taxable year. The PFIC status of JumpTV in future years will depend on its assets and activities in those years. Although JumpTV does not expect that its assets or activities will change in a manner that would cause it to be classified as a PFIC, JumpTV cannot predict whether the composition of its income and assets will cause the Fund to be treated as a PFIC in any taxable year. Accordingly, no assurance can be given that JumpTV will not be considered a PFIC for any taxable year beginning after December 31, 2005. Moreover, JumpTV does not intend to provide US Holders with information as to its status as a PFIC or to comply with any record keeping, reporting or other requirements of the Code. If JumpTV were a PFIC, a US Holder of Common Shares generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the Common Shares. In addition, if JumpTV were found to be a PFIC for any taxable year, dividends paid to US Holders would not be eligible for taxation at the lower rates applicable to long-term capital gains as discussed above under "Distributions" for that taxable year or the succeeding taxable year.

If JumpTV were to be classified as a PFIC, a US Holder of Common Shares could potentially make a variety of elections that may alleviate certain tax consequences referred to above. However, given that JumpTV does not intend to comply with any record keeping or reporting requirements of the Code, it is unlikely that the conditions necessary for making certain of such elections will apply. US Holders should consult their own tax advisors regarding the tax consequences that would arise if JumpTV were treated as a PFIC.

Backup Withholding Tax and Information Reporting Requirements

US backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Common Shares made within the United States, or by a US payor or US middleman, to a holder of Common Shares, other than an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, Common Shares within the United States, or by a US payor or US middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer

identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for years through 2010, after which, according to current law, the rate will rise to 31%. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally may be claimed as a credit against such US Holder's US federal income tax liability, provided that the required information is furnished to the US Internal Revenue Service.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

On May 20, 2005, JumpTV entered into a bandwidth agreement with Daniel Sean LLC (a company controlled by a former director and principal shareholder of JumpTV). Pursuant to this bandwidth agreement, JumpTV paid Daniel Sean LLC an aggregate of $950,000 in fees for the provision by Daniel Sean LLC of past Internet bandwidth services to JumpTV which was expensed in full during the nine months period ended December 31, 2005.

On May 20, 2005, JumpTV entered into a consulting agreement with a former director and principal shareholder of JumpTV for a term of four years ending May 20, 2009, with consulting fees of $150,000 per year and an annual bonus payable in cash and/or options at the sole discretion of JumpTV. The consulting agreement was subsequently terminated on January 24, 2006 upon payment to the consultant of $162,000. In connection with this agreement, the Company is disputing approximately two months of consulting services and as a result has not accrued for an additional amount of $25,000.

JumpTV incurred legal fees during the fiscal year ended December 31, 2005 in the amount of $38,337 to a firm of which a former director is a partner.

JumpTV has paid fees to Patstar Inc., an entity controlled by G. Scott Paterson, in respect of Mr. Paterson's consulting services, expense reimbursements and JumpTV's license of its business space at 161 Bay Street, Suite 3840. JumpTV has paid fees to KIT Capital, LLC and currently pays fees to KIT Capital Ltd., which are entities that are owned and controlled by Kaleil Isaza Tuzman, in respect of Mr. Isaza Tuzman's consulting services and expense reimbursements. In addition, KIT Capital, LLC had previously entered into an agreement with Teleglobe America Inc. ("Teleglobe") in respect of the network services that Teleglobe provides to JumpTV (the "Teleglobe Agreement"). Payments under the Teleglobe Agreement were made directly by JumpTV to Teleglobe. The Teleglobe Agreement has been assigned to JumpTV pursuant to an assignment and assumption agreement between KIT Capital, LLC, JumpTV and Teleglobe, effective as of February 2, 2006.

JumpTV pays fees to each of Windsor Mountain International and Danara Software Systems Inc. (entities that are controlled by Tom Herman and Dan O'Hara, respectively) in respect of Mr. Herman's and Mr. O'Hara's consulting services and expense reimbursements.

Pursuant to an agreement between JumpTV, Farrel Miller and G. Scott Paterson, effective as of January 24, 2006, Mr. Miller agreed to grant to Mr. Paterson, or persons substituted for Mr. Paterson, an irrevocable right to purchase from Mr. Miller: (i) 1,174,460 Common Shares; (ii) 1,260,000 vested options; and (iii) 300,000 non-vested options that were subject to acceleration. The Board approved the transaction and the acceleration of the options on January 23, 2006. All of such Common Shares and vested and non-vested options were subsequently sold by Mr. Miller to such substituted persons. As part of this transaction, 300,000 of Mr. Miller's non-vested options were cancelled.

On or about March 19, 2005, JumpTV issued 25,000 Common Shares to G. Scott Paterson in satisfaction of a $20,000 promissory note from JumpTV in favour of Mr. Paterson.

On September 29, 2004 the Company issued 3,000,000 special warrants to G. Scott Paterson for proceeds of $750,000, which were subsequently exercised on May 20, 2005 for 3,000,000 Common Shares at no additional consideration.

Certain of JumpTV's Colombian channel partner agreements have been entered into solely by or also with a related entity, JumpTV Colombia. JumpTV Colombia is a Colombian corporation that is owned and operated by each of JumpTV International's President and Chief Executive Officer (also a director of JumpTV) and Vice President Sales, Latin America and the Caribbean. In addition, JumpTV has entered into a service agreement

with JumpTV Colombia relating to, among other things, the rights and obligations of each of JumpTV and JumpTV Colombia in respect of the applicable Colombian channel partner agreements. See "Corporate and Share Capital Information — JumpTV Colombia" on page 86.

Other than the foregoing, no director, executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares or known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction within the last three years or in any proposed transaction, that has materially affected or will materially affect JumpTV.

LEGAL PROCEEDINGS

There are no, and there have not, in the 12 months preceding the date of this prospectus, been any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened against any company in the Group of which JumpTV is aware) which have, may have or have had in the recent past any significant effect on the Group's financial position or profitability.

LEGAL MATTERS

Certain legal matters relating to the Common Shares offered by this prospectus will be passed upon at the closing of the Offering on behalf of JumpTV by Stikeman Elliott LLP, Toronto, Canada and Wildeboer Dellelce LLP, Toronto, Canada, and on behalf of the Underwriters by Blake, Cassels and Graydon LLP, Toronto, Canada.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The current auditors of JumpTV are Ernst & Young LLP at their principal office at 222 Bay Street, Toronto, Ontario, M5K 1J7, Canada. No auditor of JumpTV has resigned, been removed or not re-appointed during the period since October 6, 2005.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Canada.

MATERIAL CONTRACTS

The only material contracts entered into by JumpTV or the Subsidiaries within the past two years, or to which JumpTV will become a party on or prior to the closing of the Offering, other than in the ordinary course of business, are:

(a) the Underwriting Agreement referred to under "Plan of Distribution" on page 93; and

(b) the NOMAD Agreement referred to under "Plan of Distribution" on page 96.

Copies of the foregoing contracts may be examined during normal business hours at JumpTV's office located at Suite 3840, BCE Place, 161 Bay Street, Toronto, Ontario, Canada during the period of distribution of the Common Shares offered hereby.

INTEREST OF EXPERTS

As of the date of this prospectus, the partners and associates of Stikeman Elliott LLP, Toronto, Canada as a group, the partners and associates of Stikeman Elliott, London, United Kingdom as a group, the partners and associates of Blake, Cassels and Graydon LLP, Toronto, Canada as a group and the partners and associates of Wildeboer Dellelce LLP Toronto, Canada as a group each beneficially own, directly or indirectly, less than 1.0% of the outstanding Common Shares.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

To the Board of Directors of JumpTV Inc.

We have read the prospectus of JumpTV Inc. (the "Company") dated August 1, 2006 relating to the issue and sale of 12,000,000 common shares of the Company. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the inclusion in the above-mentioned prospectus of our report to the directors of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and March 31, 2005 and the consolidated statements of operations, shareholders' equity and cash flows for the nine-month period ended December 31, 2005 and for each of the years in the two-year period ended March 31, 2005. Our report is dated May 19, 2006 (except as to notes 16[i], [ii], [iii], [iv], [v], [vi], [vii], [viii] and [ix] which are as of July 27 and June 5, 7, 11, 20, 23, and July 7, 20 and August 1, 2006, respectively).

Toronto, Canada,
August 1, 2006.

(signed) ERNST & YOUNG LLP
Chartered Accountants

AUDITORS' REPORT

To the Board of Directors of
JumpTV Inc.

We have audited the consolidated balance sheets of **JumpTV Inc.** as at December 31, 2005 and March 31, 2005 and the consolidated statements of operations, shareholders' equity and cash flows for the nine-month period ended December 31, 2005 and for each of the years in the two-year period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and March 31, 2005 and the results of its operations and its cash flows for the nine-month period ended December 31, 2005 and for each of the years in the two-year period ended March 31, 2005 in accordance with Canadian generally accepted accounting principles.

(signed) ERNST & YOUNG LLP
Chartered Accountants

Toronto, Canada,
May 19, 2006 [except as to notes 16[i], [ii], [iii], [iv], [v], [vi], [vii], [viii] and [ix] which are as of July 27 and June 5, 7, 11, 20, 23, and July 7, 20 and August 1, 2006, respectively].

JumpTV Inc.

CONSOLIDATED BALANCE SHEETS

[Expressed in U.S. dollars, unless otherwise noted]

As at	March 31, 2006 $ *[unaudited]*	December 31, 2005 $	March 31, 2005 $
ASSETS			
Current			
Cash and cash equivalents *[note 3]*	10,973,989	5,475,052	1,130,270
Short-term investment *[note 4]*	—	—	74,462
Other receivables	92,733	78,309	8,061
Prepaid expenses and deposits	108,673	14,812	1,620
Total current assets	11,175,395	5,568,173	1,214,413
Equipment, net *[note 5]*	597,577	379,694	75,872
Other assets *[note 6]*	164,454	105,216	5,000
Deferred direct broadcast operating costs, net *[note 10[iii]]*	88,003	96,803	—
Deferred share issue costs *[note 16[vii]]*	101,000	—	—
	12,126,429	6,149,886	1,295,285
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Accounts payable and other accrued liabilities	1,519,196	1,008,845	179,609
Due to related parties *[note 7]*	130,960	138,323	14,837
Current portion of accrued license fees	45,310	79,592	141,255
Accrued professional fees	299,181	195,592	—
Deferred revenue	66,964	56,268	70,635
Income taxes payable	29,800	16,800	—
Total current liabilities	2,091,411	1,495,420	406,336
Accrued license fees *[note 10[iii]]*	120,000	120,000	—
Total liabilities	2,211,411	1,615,420	406,336
Shareholders' equity			
Share capital *[note 9]*	18,647,683	9,744,084	1,036,648
Special warrants *[note 10[iii]]*	—	—	750,000
Contributed surplus *[note 10]*	1,063,998	609,908	290,757
Accumulated other comprehensive loss	(40,355)	(40,355)	(40,355)
Accumulated deficit	(9,756,308)	(5,779,171)	(1,148,101)
Total shareholders' equity	9,915,018	4,534,466	888,949
	12,126,429	6,149,886	1,295,285

Commitments and contingencies *[notes 8 and 16[i], [ii], [iv] and [vi]]*

See accompanying notes

On behalf of the Board:

By: (Signed) G. SCOTT PATERSON
Director

By: (Signed) LORNE ABONY
Director

JumpTV Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

[Expressed in U.S. dollars, unless otherwise noted]

	Three months ended March 31,		Nine months ended December 31,	Years ended March 31,	
	2006 $	2005 $	2005 $	2005 $	2004 $
	[unaudited]	*[unaudited]*			
Revenue, net	350,508	275,987	1,081,268	745,405	333,039
Direct broadcast operating costs *[notes 5, 7[iii] and 10[iii]]*	(250,330)	(111,805)	(1,518,978)	(230,717)	(161,792)
	100,178	164,182	(437,710)	514,688	171,247
Other costs and expenses					
Selling, general and administrative *[notes 7 and 10]*	3,355,642	132,686	3,990,732	494,526	259,186
Stock-based compensation *[note 10]*	766,181	64,545	203,934	156,753	—
Amortization	21,933	3,934	27,939	15,116	12,038
	4,143,756	201,165	4,222,605	666,395	271,224
Loss before the following	(4,043,578)	(36,983)	(4,660,315)	(151,707)	(99,977)
Loss (gain) on foreign exchange	(8,324)	9,867	(4,391)	3,792	6,486
Accreted interest on convertible promissory note	—	—	—	10,000	—
Interest income	(71,117)	(496)	(41,654)	(1,768)	(1,892)
Loss before income taxes	(3,964,137)	(46,354)	(4,614,270)	(163,731)	(104,571)
Provision for income taxes *[note 13]*	13,000	—	16,800	—	—
Net loss for the period	(3,977,137)	(46,354)	(4,631,070)	(163,731)	(104,571)
Loss per weighted average number of shares outstanding — basic and diluted	(0.21)	(0.01)	(0.35)	(0.02)	(0.01)
Weighted average number of shares outstanding — basic and diluted	18,783,631	8,223,056	13,162,916	8,047,330	7,870,000

See accompanying notes

JumpTV Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

[Expressed in U.S. dollars, unless otherwise noted]

	Share capital									
	Class A common shares		Class C common shares		Special warrants		Contributed surplus	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
	#	$	#	$	#	$	$	$	$	$
Balance, April 1, 2003	7,870,000	919,148	—	—	—	—	134,004	(2,038)	(879,799)	171,315
Net loss for the period	—	—	—	—	—	—	—	—	(104,571)	(104,571)
Foreign currency translation *[note 11]*	—	—	—	—	—	—	—	15,003	—	15,003
Balance, March 31, 2004	7,870,000	919,148	—	—	—	—	134,004	12,965	(984,370)	81,747
Net loss for the period	—	—	—	—	—	—	—	—	(163,731)	(163,731)
Issuance of common shares for consulting services *[notes 7 and 9]*	350,000	87,500	—	—	—	—	—	—	—	87,500
Stock-based compensation *[note 10[i]]*										
- Stock options	—	—	—	—	—	—	156,753	—	—	156,753
Issuance of special warrants *[note 10[iii]]*	—	—	—	—	3,000,000	750,000	—	—	—	750,000
Equity component of convertible promissory note *[note 9]*	—	—	—	—	—	—	10,000	—	—	10,000
Common shares issued on conversion of convertible promissory note *[note 9]*	25,000	30,000	—	—	—	—	(10,000)	—	—	20,000
Foreign currency translation *[note 11]*	—	—	—	—	—	—	—	(53,320)	—	(53,320)
Balance, March 31, 2005	8,245,000	1,036,648	—	—	3,000,000	750,000	290,757	(40,355)	(1,148,101)	888,949
Net loss for the period	—	—	—	—	—	—	—	—	(4,631,070)	(4,631,070)
Exercise of special warrants *[note 10[iii]]*	3,000,000	750,000	—	—	(3,000,000)	(750,000)	—	—	—	—
Exercise of stock options *[note 10[i]]*	500,000	192,799	—	—	—	—	(67,799)	—	—	125,000
Net proceeds from issuance of common shares through private placements *[notes 9 and 10]*	4,500,556	7,764,636	1	1	—	—	80,346	—	—	7,844,983
Stock-based compensation *[note 10]*										
- Stock options	—	—	—	—	—	—	190,712	—	—	190,712
- Warrants	—	—	—	—	—	—	13,222	—	—	13,222
Issuance of warrants *[note 10[iii]]*	—	—	—	—	—	—	102,670	—	—	102,670
Balance, December 31, 2005	16,245,556	9,744,083	1	1	—	—	609,908	(40,355)	(5,779,171)	4,534,466
Net loss for the period	—	—	—	—	—	—	—	—	(3,977,137)	(3,977,137)
Exercise of stock options *[note 10[i]]*	1,722,420	899,637	—	—	—	—	(312,091)	—	—	587,546
Net proceeds from issuance of common shares through private placements *[notes 9 and 10]*	3,033,984	8,003,963	—	—	—	—	—	—	—	8,003,963
Stock-based compensation *[note 10]*										
- Restricted share units	—	—	—	—	—	—	520,832	—	—	520,832
- Stock options	—	—	—	—	—	—	238,999	—	—	238,999
- Warrants	—	—	—	—	—	—	6,350	—	—	6,350
Redemption of Class C common share *[note 9]*	—	—	(1)	(1)	—	—	—	—	—	(1)
Balance, March 31, 2006 *[unaudited]*	21,001,960	18,647,683	—	—	—	—	1,063,998	(40,355)	(9,756,308)	9,915,018

See accompanying notes

JumpTV Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Expressed in U.S. dollars, unless otherwise noted]

	Three months ended March 31,		Nine months ended December 31,	Years ended March 31,	
	2006 $	2005 $	2005 $	2005 $	2004 $
	[unaudited]	*[unaudited]*			
OPERATING ACTIVITIES					
Net loss for the period	(3,977,137)	(46,354)	(4,631,070)	(163,731)	(104,571)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:					
Amortization	40,532	3,934	40,165	15,116	12,038
Stock-based compensation *[notes 9 and 10[i]]*	766,181	64,545	203,934	244,253	—
Amortization of deferred direct broadcast operating costs *[note 10[iii]]*	8,800	—	5,867	—	—
Accreted interest on convertible promissory note	—	—	—	10,000	—
	(3,161,624)	22,125	(4,381,104)	105,638	(92,533)
Changes in operating assets and liabilities					
Other receivables	(14,424)	(5,733)	(70,248)	(9,667)	(2,708)
Prepaid expenses, deposits and other assets	(153,099)	3	(113,408)	3,952	461
Accounts payable and other accrued liabilities	510,351	109,793	829,236	40,205	73,571
Due to related parties	(7,363)	(40,471)	123,486	6,964	44,944
Accrued license fees	(34,282)	38,138	58,337	89,603	28,884
Accrued professional fees	2,589	—	195,592	—	—
Deferred revenue	10,696	33,335	(14,367)	51,078	2,708
Income taxes payable	13,000	—	16,800	—	—
Cash provided by (used in) operating activities	(2,834,156)	157,190	(3,355,676)	287,773	55,327
INVESTING ACTIVITIES					
Redemption (purchase) of short-term investment	—	—	74,462	(74,462)	—
Acquisition of equipment	(258,415)	(33,351)	(343,987)	(55,513)	(9,386)
Cash used in investing activities	(258,415)	(33,351)	(269,525)	(129,975)	(9,386)

JumpTV Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont'd)

[Expressed in U.S. dollars, unless otherwise noted]

	Three months ended March 31,		Nine months ended December 31,	Years ended March 31,	
	2006 $	2005 $	2005 $	2005 $	2004 $
	[unaudited]	*[unaudited]*			
FINANCING ACTIVITIES					
Proceeds from share issuances, net *[notes 9 and 10[i]]*	8,003,963	—	7,844,982	—	—
Proceeds from (redemption of) Class C common share *[note 9]*	(1)	—	1	—	—
Proceeds from exercise of stock options	587,546	—	125,000	—	—
Proceeds from issuance of convertible promissory note *[note 9]*	—	20,000	—	20,000	—
Proceeds from issuance of special warrants *[note 10[iii]]*	—	750,000	—	750,000	—
Cash provided by financing activities	8,591,508	770,000	7,969,983	770,000	—
Net increase in cash and cash equivalents during the period	5,498,937	893,839	4,344,782	927,798	45,941
Cash and cash equivalents, beginning of period	5,475,052	236,431	1,130,270	202,472	156,531
Cash and cash equivalents, end of period	10,973,989	1,130,270	5,475,052	1,130,270	202,472

Supplemental cash flow information [note 12]

See accompanying notes

1. Nature of operations

JumpTV Inc. ["JumpTV" or the "Company"], formerly JumpTV.com Inc. was incorporated in January 2000 under the laws of Canada. JumpTV's primary business is providing online broadcasting of international ethnic television channels over the Internet on a subscription basis.

JumpTV is a Canadian controlled private corporation with offices in Toronto, Canada and New York, United States.

JumpTV's business is in the early stages with only a few years of operating history. From JumpTV's inception, it has incurred net losses and JumpTV expects such losses to increase. JumpTV will require expenditures of significant funds for marketing, building its subscriber management systems, programming and website development, maintaining adequate video streaming and database software, pursuing and maintaining channel distribution agreements with its channel partners, fees relating to acquiring and maintaining Internet broadcasting rights to its content and the construction and maintenance of the JumpTV Delivery Infrastructure and office facilities. There is no guarantee that JumpTV will ultimately be able to generate sufficient revenue to become profitable and have sustainable cash flows.

On September 2, 2005, JumpTV's Board of Directors authorized a 10-for-1 stock split of the Class A common shares. The stock split was effective on September 2, 2005 and the historical information disclosed within these consolidated financial statements and related notes has been adjusted retroactively to account for the stock split.

In November 2005, JumpTV's Board of Directors approved a change in JumpTV's fiscal year end from March 31 to December 31, effective 2005. As a result of this change, JumpTV is reporting a nine-month transition period ended December 31, 2005.

2. Summary of significant accounting policies

The consolidated financial statements of JumpTV have been prepared in U.S. dollars in accordance with Canadian generally accepted accounting principles ["GAAP"]. The more significant accounting policies are summarized as follows:

Principles of consolidation

The consolidated financial statements include the accounts of JumpTV, JumpTV Ltd., a wholly-owned subsidiary in the United Kingdom, and Jump TV Colombia Ltda. ["JumpTV Colombia"], a variable interest entity where JumpTV has been determined to be the primary beneficiary, collectively the "Company". All significant inter-company transactions and balances have been eliminated on consolidation.

Variable interest entities

Accounting Guideline No. 15, "Consolidation of Variable Interest Entities", provides guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities. The guideline requires variable interest entities to be consolidated by the primary beneficiary of the variable interest entities and expands disclosure requirements for both variable interest entities that are consolidated as well as those of which an enterprise holds a significant variable interest.

The Company has a variable interest in JumpTV Colombia and has consolidated JumpTV Colombia's financial results since its inception date [August 22, 2005] within the consolidated financial statements. As at

[Expressed in U.S. dollars, unless otherwise noted]

2. Summary of significant accounting policies (Continued)

December 31, 2005, the book value of the assets associated with JumpTV Colombia included in the consolidated balance sheets was nil [as at March 31, 2006 — $29,536] and the book value of the liabilities was nil [as at March 31, 2006 — nil]. For the period from August 22, 2005 to December 31, 2005, revenues associated with JumpTV Colombia included in the consolidated statements of operations were nil [three months ended March 31, 2006 — nil] and operating costs were nil [three months ended March 31, 2006 — $9,221] and included within selling, general and administrative expenses.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management include the valuation of other receivables, the useful life of long-lived assets and the assumptions used in determining the fair value of stock options, restricted share units and warrants. On an ongoing basis, management reviews its estimates to ensure they appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future actual results, the Company's financial position and results of operations could be materially impacted.

Cash and cash equivalents

Cash and cash equivalents consist of commercial accounts, trust accounts and interest-bearing bank deposits with original maturities of 90 days or less at the time of purchase.

Short-term investment

Short-term investment includes investments with original maturities greater than 90 days and less than one year at the time of purchase, as well as investments with maturities greater than one year that can be promptly liquidated. Investments are carried at amortized cost. The net realizable value of the short-term investment approximates its carrying value.

Equipment

Equipment is reported at cost less accumulated amortization. Amortization is calculated using the declining balance rate per year which approximates the estimated useful lives of the Company's equipment as follows:

Computer equipment	30%
Infrastructure equipment	30%
Computer software	50%
Furniture and fixtures	20%

Deferred share issue costs

Deferred share issue costs comprise costs associated with the issuance of share capital. Share issue costs incurred prior to the issuance of share capital are deferred and applied against the proceeds when the shares are issued and is included within shareholders' equity.

2. Summary of significant accounting policies (Continued)

Financial instruments

In January 2005, The Canadian Institute of Chartered Accountants ["CICA"] issued Handbook Section 3855, "Financial Instruments — Recognition and Measurement". Effective April 1, 2004, the Company adopted this new standard. Under this new standard, all financial instruments have been classified as one of the following: held-to-maturity; loans and receivables; held-for-trading; or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in the net loss for the period. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading will be measured at amortized cost. Available-for-sale assets will be measured at fair value with unrealized gains and losses recognized within accumulated other comprehensive income (loss).

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. This valuation is performed by comparing the carrying amounts of these assets to the related estimated undiscounted future cash flows expected to be derived from these assets. If these future cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value, based on the related estimated discounted future cash flows. While the Company believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect its evaluations of asset recoverability.

Foreign currency translation

Until March 31, 2005, the Company's functional currency was the Canadian dollar. Accordingly, for reporting purposes, the Company translated its Canadian dollar accounts into the United States ["U.S."] reporting currency using the current rate method whereby assets and liabilities are translated at the consolidated balance sheet date exchange rates and revenues and expenses are translated at the average rate for the period. Adjustments resulting from the translation of the consolidated financial statements from their functional currency into U.S. dollars are included within accumulated other comprehensive loss and have not been included in the determination of net loss for the relevant periods.

For the nine-month period from April 1, 2005 to December 31, 2005, the Company's functional currency was the U.S. dollar. This change resulted from several significant economic and operational changes within the Company, including an increase in U.S. dollar vendors, increased U.S. dollar revenues and the movement of certain operations to locations in the United States. Transactions denominated in other than U.S. dollars are translated into U.S. dollars using the exchange rate at the dates they occur. Monetary assets and liabilities denominated in other than U.S. dollars are translated into U.S. dollars at the consolidated balance sheet date exchange rate and any resulting gains or losses are recognized in the net loss for the relevant periods. Translation adjustments from periods prior to the change in functional currency remain within accumulated other comprehensive income (loss).

2. Summary of significant accounting policies (Continued)

Revenue recognition

Subscription revenue is deemed to be realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the customer is fixed or determinable and collectibility is reasonably assured. The Company recognizes subscriber fees for online television broadcasting, as revenue net of refunds and volume discounts related to channel bundling, evenly over the subscription period. The Company defers the appropriate portion of revenue received for which the services have not been rendered.

Stock-based compensation and other stock-based payments

The CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments.

The Company has accounted for all stock options and warrants using a fair value-based method. The fair value of each stock award granted is estimated on the date of the grant using the Black-Scholes option pricing model and the related compensation expense is recognized over the vesting period *[note 10]*.

Compensation expense related to restricted share units and units granted under the Company's stock appreciation rights plan is accrued over the term of the vesting period based on the expected total compensation to be paid out at the end of the vesting period *[note 10]*.

Income taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses. A valuation allowance is provided for the portion of future tax assets that is more likely than not to remain unrealized. Future tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when these assets or liabilities are expected to be realized or settled.

Comprehensive loss

Effective April 1, 2004, the Company adopted CICA Handbook Section 1530, "Comprehensive Income". CICA Handbook Section 1530 defines comprehensive income as the overall change in the net assets of an entity for a period, other than changes attributable to transactions with owners. Major components of comprehensive loss include unrealized gains and losses on financial assets classified as available-for-sale and unrealized foreign currency translation amounts related to self-sustaining foreign operations.

Loss per share

Loss per share is computed by dividing net loss for the period by the weighted average number of shares outstanding for the period. Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding [if dilutive] related to stock options, restricted share units and warrants for each period. The dilutive effect of stock options, restricted share units and warrants is determined using the treasury stock method.

[Expressed in U.S. dollars, unless otherwise noted]

2. Summary of significant accounting policies (Continued)

For the nine months ended December 31, 2005 and the years ended March 31, 2005 and 2004 and for the three-month periods ended March 31, 2006 and 2005, the Company had stock options, restricted share units, warrants and convertible debt which, due to the losses incurred, were considered anti-dilutive equity instruments. Accordingly, the effect of these instruments has not been reflected in computing diluted loss per share for the nine months ended December 31, 2005 and the years ended March 31, 2005 and 2004 and for the three-month periods ended March 31, 2006 and 2005.

Excluded from the weighted average number of shares are the following securities:

	Three months ended March 31,		Nine months ended December 31,	Years ended March 31,	
	2006 #	2005 #	2005 #	2005 #	2004 #
Stock options	1,501,519	1,474,922	1,658,485	1,474,922	634,922
Restricted share units	990,000	—	840,000	—	—
Warrants	110,000	—	—	—	—

3. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	March 31, 2006 $	December 31, 2005 $	March 31, 2005 $
Cash	1,189,623	1,528,070	380,270
Unrestricted funds held in trust [i]	3,501,348	2,982,485	750,000
Money market funds	6,283,018	964,497	—
	10,973,989	5,475,052	1,130,270

[i] These funds held in trust relate to monies received from private placements. There are no restrictions related to monies held in trust and subsequent to March 31, 2006, all amounts were transferred to the Company.

4. Short-term investment

The short-term investment that was outstanding as at March 31, 2005 represented a one-year treasury bill that matured during the nine months ended December 31, 2005. The effective interest rate on the short-term investment was 2.25%.

[Expressed in U.S. dollars, unless otherwise noted]

5. Equipment

The details of equipment and the related accumulated amortization are set forth below for the indicated periods:

	March 31, 2006		
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	265,771	92,242	173,529
Infrastructure equipment	368,387	30,825	337,562
Computer software	93,248	13,762	79,486
Furniture and fixtures	18,130	11,130	7,000
	745,536	147,959	597,577

	December 31, 2005		
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	225,459	80,216	145,243
Infrastructure equipment	220,433	12,226	208,207
Computer software	23,099	7,361	15,738
Furniture and fixtures	18,130	7,624	10,506
	487,121	107,427	379,694

	March 31, 2005		
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	127,906	57,887	70,019
Computer software	3,114	3,061	53
Furniture and fixtures	12,114	6,314	5,800
	143,134	67,262	75,872

Amortization expense related to the Company's infrastructure equipment for the nine months ended December 31, 2005 of $12,226 [years ended March 31, 2005 and 2004 — nil and nil] is included within direct broadcast operating costs. For the three months ended March 31, 2006 and 2005, amortization expense of $18,599 and nil, respectively, is included within direct broadcast operating costs.

[Expressed in U.S. dollars, unless otherwise noted]

6. Other assets

Other assets are comprised of long-term deposits related to rental premises, charge cards and other miscellaneous deposits.

7. Due to related parties

Amounts due to related parties are as follows:

	March 31, 2006 $	December 31, 2005 $	March 31, 2005 $
Patstar Inc. [i]	130,960	138,323	—
Greenspoon Perreault [ii]	—	—	14,837
	130,960	138,323	14,837

[i] Patstar Inc.

On occasion, a company controlled by the Company's current Chief Executive Officer and Chairman of JumpTV, Patstar Inc., receives reimbursement of expenditures incurred on behalf of JumpTV or by employees of JumpTV. The nature of these reimbursements relates to expenses that the Company has incurred in the normal course of business. The balance outstanding as at December 31, 2005 and March 31, 2006 of $138,323 and $130,960, respectively, relates to these reimbursements. In addition, for the nine-month period ended December 31, 2005 and the three-month period ended March 31, 2006, included in the Company's selling, general and administrative expenses is rent expense of $42,416 and $23,502, respectively, that was paid to Patstar Inc. for the use of office space. All reimbursements and rent expense are recorded at the exchange amount.

[ii] Greenspoon Perreault

During the nine-month period ended December 31, 2005 and the year ended March 31, 2005, the Company incurred legal fees of $38,337 and $20,517, respectively, with a firm in which a former director of the Company is a partner. These amounts are included within selling, general and administrative expenses in the consolidated statements of operations. As at March 31, 2005, $14,837 remained outstanding. No amounts remain outstanding as at December 31, 2005.

The legal fees related to ongoing corporate matters are in the normal course of business.

[iii] Other related party transactions

On May 20, 2005, the Company entered into a consulting agreement for ongoing business and operations related to online television broadcasting with the former Chief Executive Officer of the Company for a term of four years ending May 20, 2009 at a cost of $150,000 per year with an annual bonus payable in cash and/or options at the sole discretion of the Company. Subsequent to December 31, 2005, on January 24, 2006, this consulting agreement was terminated and the Company paid a termination payment of $162,000 which is included in selling, general and administrative expenses for the three-month period ended March 31, 2006. In connection with this agreement, the Company is disputing approximately two months of consulting services and as a result has not accrued for $25,000 plus applicable taxes *[note 8]*.

[Expressed in U.S. dollars, unless otherwise noted]

7. Due to related parties (Continued)

During the nine-month period ended December 31, 2005, the Company paid and expensed $87,500 related to this consulting agreement which is included within selling, general and administrative expenses on the consolidated statements of operations.

During the nine-month period ended December 31, 2005, the Company paid and expensed $950,000 regarding a bandwidth settlement to a company of which the owner is the former Chief Executive Officer of the Company. The expense is included in direct broadcast operating costs.

As at December 31, 2005 and March 31, 2006, a contract with one of the Company's bandwidth and Internet hosting service providers was held with a company controlled by the president of the Company. All amounts paid to this bandwidth and Internet hosting service provider were paid directly by the Company to the service provider and such amounts are included in direct broadcast operating costs. Subsequent to March 31, 2006, this contract was transferred from the company controlled by the president of the Company to JumpTV.

During the year ended March 31, 2005, the Company issued 25,000 Class A common shares on the conversion of a $20,000 convertible promissory note previously issued to the Company's current Chief Executive Officer *[note 9]*.

During the year ended March 31, 2005, the Company issued 3,000,000 special warrants to a director of the company for proceeds of $750,000 *[note 10[iii]]*.

8. Commitments and contingencies

Commitments

The Company has lease commitments for its premises in New York, United States, Mississauga, Canada and Bogota, Colombia for leasing of premises for certain infrastructure equipment. Future minimum annual payments per fiscal year [exclusive of taxes, insurance and maintenance costs] under the leases are as follows:

	$
2006	670,470
2007	338,846
2008	67,669
2009	2,727
2010	2,727
Thereafter	1,363
	1,083,802

Contingencies

During the ordinary course of business activities, the Company may be contingently liable for litigation and a party to claims. Management believes that adequate provisions have been made in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of any such contingencies will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company *[note 7[iii]]*.

See also *notes 16[i]*, *[ii]*, *[iv]*, and *[vi]*.

[Expressed in U.S. dollars, unless otherwise noted]

9. Share capital

Share capital consists of the following:

	March 31, 2006 $	December 31, 2005 $	March 31, 2005 $
Authorized[1]			
Unlimited Class A common shares[2], voting, no par value, discretionary non-cumulative dividend			
Unlimited Class B common shares[3], non-voting, no par value, discretionary non-cumulative dividends to a maximum annual amount equal to 8% of stated Class B capital			
One Class C common share, non-voting, no par value, non-transferable and non-assignable, right to appoint one director to the board			
Issued and outstanding			
Class A common shares			
December 31, 2005			
Issued and outstanding: 16,245,556 [March 31, 2005 — 8,245,000]			
March 31, 2006			
Issued and outstanding: 21,001,960	18,647,683	9,744,083	1,036,648
Class C common share			
December 31, 2005			
Issued and outstanding: 1 [March 31, 2005 — nil]			
March 31, 2006			
Issued and outstanding: nil	—	1	—
	18,647,683	9,744,084	1,036,648

[1] Subsequent to March 31, 2006, the Company filed Articles of Amendment to increase the authorized capital by creating an unlimited number of Class 1 Preference Shares and an unlimited number of Class 2 Preference Shares *[note 16[v]]*.

[2] Subsequent to March 31, 2006, the Company issued a Certificate of Arrangement giving effect to a plan of arrangement, pursuant to which (i) the authorized capital of the Company was increased by creating an unlimited number of common shares, (ii) each Class A share was exchanged for one common share, and (iii) the Class A shares of the Company were cancelled *[note 16[vii]]*.

[3] Subsequent to March 31, 2006, the Company issued a Certificate of Amendment cancelling the Company's existing class of Class B shares *[note 16[viii]]*.

[Expressed in U.S. dollars, unless otherwise noted]

9. Share capital (Continued)

On September 2, 2005, the Company's Board of Directors authorized a 10-for-1 stock split of the Class A common shares. The stock split was effective on September 2, 2005 and the historical information disclosed within these consolidated financial statements and related notes has been adjusted retroactively to account for the stock split.

During the nine months ended December 31, 2005, the Company completed the following issuances of its Class A common shares:

Date	#	Amount $
May 20, 2005	666,670	958,999
July 13, 2005	1,266,380	2,267,721
July 22, 2005	290,000	522,000
August 22, 2005	455,230	819,414
September 2, 2005	141,610	254,898
November 11, 2005	14,000	25,200
December 16, 2005	1,666,666	2,916,404
	4,500,556	7,764,636

During the year ended March 31, 2005, the Company issued in total 375,000 Class A common shares of which 350,000 were issued for services valued at $87,500 and expensed within selling, general and administrative expenses. The balance of 25,000 Class A common shares was issued on the conversion of a $20,000 convertible promissory note previously issued to the Company's current Chief Executive Officer. The conversion feature was valued at $20,000 and is included within contributed surplus and the liability amount of $10,000, including accreted interest, was reclassified to share capital upon conversion of the convertible promissory note to Class A common shares.

During the three months ended March 31, 2006, the Company completed the following issuances of its Class A common shares:

Date	#	Amount $
February 8, 2006	566,000	1,415,000
February 9, 2006	600,000	1,500,000
February 17, 2006	513,000	1,282,500
March 8, 2006	1,054,000	2,623,128
March 14, 2006	13,734	34,335
March 31, 2006	287,250	1,149,000
	3,033,984	8,003,963

Class C common share

On May 20, 2005, the Company issued to a director of the Company one Class C common share for gross proceeds of $1. Subsequent to December 31, 2005, on January 24, 2006, the Company redeemed this share for $1.

[Expressed in U.S. dollars, unless otherwise noted]

10. Stock option and stock-based compensation plans

[i] Stock option plans

2000 stock option plan [the "Old Plan"]

Effective July 2000, the Company sponsored a Directors, Officers, Employees and Consultants Stock Option Plan [the "Old Plan"], the purpose of which is to encourage directors, officers, employees and consultants to provide ongoing management or consulting services essential to the success of JumpTV.

The Old Plan allows for the Chief Executive Officer to determine the employees eligible for a grant of options and the number of shares, exercise price, vesting period and effective dates of the options. The options granted, since inception of the Old Plan, expire between five years and 10 years after the date on which the option is granted. The vesting periods of the options range from immediate to 10 years as determined by the Company's Chief Executive Officer. There is no limit of stock options that can be issued under the Old Plan.

A summary of stock option activity under the Old Plan is as follows:

	#	Weighted average exercise price $
Outstanding, March 31, 2003 and 2004	1,133,790	0.22
Granted	1,500,000	0.42
Outstanding, March 31, 2005	2,633,790	0.33
Exercised	(500,000)	0.25
Expired	(60,684)	0.18
Outstanding, December 31, 2005	2,073,106	0.36
Exercised	(1,722,420)	0.34
Forfeited	(300,686)	0.43
Outstanding, March 31, 2006	50,000	0.25

Subsequent to March 31, 2006, on May 24, 2006, the remaining 50,000 stock options were exercised for total proceeds of $12,500.

[Expressed in U.S. dollars, unless otherwise noted]

10. Stock option and stock-based compensation plans (Continued)

The following table summarizes stock option information of the Old Plan as at December 31, 2005:

Range of exercise prices $	Number of stock options outstanding #	Weighted average remaining contractual life [years]	Number of stock options exercisable #
0.06 - 0.09	143,316	2.46	143,316
0.16 - 0.24	29,790	0.03	29,790
0.25 - 0.36	400,000	1.63	400,000
0.37 - 0.50	1,500,000	4.93	900,000
	2,073,106	4.05	1,473,106

The weighted average exercise price of stock options that are exercisable is $0.30 as at December 31, 2005.

Subsequent to December 31, 2005, on January 24, 2006, the former Chief Executive Officer of the Company resigned from the Board of Directors, sold all his Class A common shares, had his Class C common share redeemed, and sold 1,560,000 options which were all of his options after giving effect to an acceleration of vesting and a forfeiture of 300,000 options.

The following table summarizes stock option information of the Old Plan as at March 31, 2006:

Exercise price $	Number of stock options outstanding #	Weighted average remaining contractual life [years]	Number of stock options exercisable #
0.25	50,000	3.50	50,000

Subsequent to March 31, 2006, on May 24, 2006, the remaining 50,000 options were exercised for total proceeds of $12,500.

2005 stock option plan [the "New Plan"]

On September 2, 2005, a new stock option plan [the "New Plan"] was created that applies to all future grants of options to directors, officers, employees and consultants of the Company or any entity controlled by the Company. The exercise price for any option granted under the New Plan will be determined by the closing price on the day of the grant of the Company's Class A common shares subject to the Company fulfilling an initial public offering on a principal exchange, but cannot be less then such a price. Prior to the Company completing its initial public offering, the fair value of the exercise price of any stock options granted under the New Plan will be determined by the Company's Board of Directors. Options are exercisable during a period established at the time of their grant provided that such period will expire no later than five years after the date of grant, subject to early termination of the option in the event the holder of the option dies or ceases to be a director, officer or employee of the Company or ceases to provide

[Expressed in U.S. dollars, unless otherwise noted]

10. Stock option and stock-based compensation plans (Continued)

ongoing management or consulting services to the Company or entity controlled by the Company. The maximum number of Class A common shares issuable upon exercise of options granted pursuant to the New Plan is equal to the greater of [i] 4,000,000 Class A common shares; and [ii] 12.5% of the number of issued and outstanding Class A common shares from time to time.

A summary of stock option activity under the New Plan is as follows:

	#	Weighted average exercise price $
Outstanding, March 31, 2005	—	—
Granted	1,724,651	1.80
Outstanding, December 31, 2005	1,724,651	1.80
Granted	1,353,513	2.50
Outstanding, March 31, 2006	3,078,164	2.11

The following table summarizes stock option information of the New Plan as at December 31, 2005:

Exercise price $	Number of stock options outstanding #	Weighted average remaining contractual life [years]	Number of stock options exercisable #
1.80	1,724,651	4.99	169,256

The weighted average exercise price of stock options that are exercisable is $1.90 as at December 31, 2005.

The following table summarizes stock option information of the New Plan as at March 31, 2006:

Exercise price $	Number of stock options outstanding #	Weighted average remaining contractual life [years]	Number of stock options exercisable #
1.80	1,724,651	4.05	338,929
2.50	1,353,513	4.99	59,375
	3,078,164	4.46	398,304

For all periods presented, the Company has applied the fair value recognition provisions of CICA Handbook Section 3870. In accordance with the provisions of Section 3870, $190,712 and $156,753 were recorded for total stock-based compensation expense for the nine-month period ended December 31, 2005

[Expressed in U.S. dollars, unless otherwise noted]

10. Stock option and stock-based compensation plans (Continued)

and for the year ended March 31, 2005, respectively, and $238,999 and $64,545 for the three-month periods ended March 31, 2006 and 2005, respectively.

Of the 1,724,651 stock options granted during the nine-month period ended December 31, 2005, the Company issued 105,000 stock options to a director related to the Company's financing activity. The fair value related to these stock options of $80,346 has been netted against the gross proceeds of $2,999,999 with a corresponding credit to contributed surplus.

The following assumptions were used to determine the fair value of the options issued for each respective period:

	March 31, 2006	December 31, 2005	March 31, 2005
Weighted average			
Exercise price of stock options granted	$3.93	$1.80	$0.45
Expected volatility	72%	72%	72%
Risk-free interest rates	4.69%	4.13%	2.98%
Expected lives [years]	4	4	3
Estimated fair value	$1.43	$1.00	$0.20

For each of the above periods, the weighted average expected dividend yield was nil.

Information for the year ended March 31, 2004 has not been presented as the Company did not issue any stock options in this period.

[ii] Restricted share plan

On September 2, 2005, the Board of Directors approved a new restricted share plan ["Restricted Share Plan"] that applies to all future grants of restricted shares to employees and consultants of the Company. Restricted shares vest on a monthly basis over a 48-month period. The maximum number of restricted shares issuable shall be no greater than the equivalent of 1,000,000 Class A common shares. At the option of the Company, awards granted under the Restricted Share Plan may be settled in either Class A common shares of the Company or a cash amount equal to the market value of the Company's Class A common shares on the date of vesting and it is the Company's intention to settle awards granted under the Restricted Share Plan through the issuance of Class A common shares.

A summary of restricted share activity under the Restricted Share Plan is as follows:

	#
Outstanding, March 31, 2005	—
Granted [i]	840,000
Outstanding, December 31, 2005	840,000
Granted	150,000
Outstanding, March 31, 2006	990,000

[Expressed in U.S. dollars, unless otherwise noted]

10. Stock option and stock-based compensation plans (Continued)

[i] Restricted Share Plan units granted during the nine-month period ended December 31, 2005 commenced vesting on January 1, 2006.

During the three-month period ended March 31, 2006, the Company recognized compensation expense of $520,832 related to its Restricted Share Plan based on the change in the fair value in the Company's Class A common shares as indicated through Class A common share issuances during the three-month period. The compensation expense was determined based on the Company's most recent private placement during the three-month period ended March 31, 2006 of $4.00 per Class A common share.

[iii] Warrants

During the nine months ended December 31, 2005, the Company issued warrants that are convertible into Class A common shares of the Company as follows:

On September 2, 2005, the Company granted 100,000 warrants to one of its directors related to consulting services provided. The warrants have an exercise price of $1.80 and vest monthly over a 48-month period. The warrants expire on September 2, 2009. The weighted average fair value of the warrants was estimated to be $1.02 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.85%; volatility of 72%; expected life of four years; and dividend yield of 0.0%. The total estimated fair value of $101,600 is being expensed over the period of service which is estimated to be four years. For the nine months ended December 31, 2005 and three months ended March 31, 2006, the Company expensed $13,222 and $6,350, respectively, which are included within stock-based compensation on the consolidated statements of operations.

In connection with the Company obtaining broadcast rights from a channel partner, the Company issued 100,000 warrants to purchase Class A common shares of the Company. The warrants have an exercise price of $1.80 and vested immediately upon grant. The warrants expire five years from the date of grant. The weighted average fair value of the warrants was estimated to be $1.03 using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.49%; volatility of 72%; expected life of four years; and dividend yield of 0.0%. The total estimated fair value of $102,670 is capitalized and will be amortized to direct broadcast operating costs over the 35-month term of the related agreement. For the nine months ended December 31, 2005 and three months ended March 31, 2006, the Company expensed $5,867 and $8,800, respectively, which are included within direct broadcast operating costs on the consolidated statements of operations *note[16[ii]]*.

The Company is obligated to pay the channel partner an additional $3.00 less the exercise price of $1.80 [$120,000 in total] upon the channel partner surrendering for any unexercised warrants as at September 30, 2008. As at December 31, 2005, the Company has accrued for the $120,000 within accrued license fees and is included within direct broadcast operating costs *note [16[ii]]*.

In addition, during the nine months ended December 31, 2005, the Company issued 30,000 warrants to two other channel partners to purchase Class A common shares of the Company. The warrants were issued at an exercise price of $1.80. Of the 30,000 warrants issued, 25,000 were rescinded for no additional consideration and the remaining balance of 5,000 warrants were cancelled for $5,000 subsequent to December 31, 2005 and has been accrued for as at December 31, 2005.

[Expressed in U.S. dollars, unless otherwise noted]

10. Stock option and stock-based compensation plans (Continued)

On September 29, 2004, the Company issued 3,000,000 special warrants to a director of the Company at a purchase price of $0.25 per special warrant. Each special warrant is exercisable into one Class A common share of the Company based on the following criteria:

- payment of $750,000 [3,000,000 special warrants at $0.25 per special warrant];
- sale of 1,000,000 Class A common shares of a director to third party investors; and
- issue and sale of 666,667 Class A common shares on or before April 28, 2005.

Upon completion of the above criteria, on May 20, 2005, the Company converted the 3,000,000 special warrants into Class A common shares of the Company for no additional consideration.

On March 27, 2006, the Company issued 120,000 warrants to the Advisory Board of the Company at an average exercise price of $5.00 per warrant. Each warrant is exercisable into one Class A common share of the Company, vests over 4 years and expires after 5 years.

[iv] Stock appreciation rights plan

On September 2, 2005, the Company established a stock appreciation rights plan ["SARS Plan"]. The maximum number of units that can be granted under the SARS Plan is equivalent to the greater of 1,500,000 or 5% of the aggregate number of issued and outstanding Class A common shares. The exercise price shall be determined by the Board of Directors at the time of grant but in no event shall the exercise price be lower than the market price of the Class A common shares at the time of the grant. Each unit granted under the SARS Plan has a maximum life of five years from the date of the grant. The SARS Plan provides the unit holder the right to settle the award as follows:

[1] Receive cash compensation less the exercise price or to purchase or receive an equivalent number of Class A common shares, less the exercise price;

[2] In lieu of receiving a cash settlement, the unitholder can elect to receive a number of Class A common shares equal to the fair value of the Class A common shares less the exercise price divided by the market value of the Class A common shares from treasury; or

[3] Elect to pay the Company the exercise price and receive Class A common shares equal to the number of units granted under the SARS Plan from treasury.

As at December 31, 2005, no awards were granted under the Company's SARS Plan.

During the three months ended March 31, 2006, the Company granted 1,200,000 units under the SARS Plan at a weighted average exercise price of $4.17.

The Company determined that as at March 31, 2006, the fair value of the Company's Class A common shares was approximately $4.00 based on an arm's length financing transaction. Accordingly, the Company did not recognize any compensation expense related to outstanding units granted under the Company's SARS Plan.

[Expressed in U.S. dollars, unless otherwise noted]

10. Stock option and stock-based compensation plans (Continued)

In summary, as at December 31, 2005 and March 31, 2006, the number of Class A common shares of the Company reserved for issuance is as follows:

	Exercise price $	Expiry/ vesting	Three months ended March 31, 2006 #	Nine months ended December 31, 2005 #
Stock options				
– 2000 stock option plan *[1]*	0.06 - 0.09	October 2007 — December 2008	—	143,316
[note 10[i]]	0.16 - 0.24	February 2006	—	29,790
	0.25 - 0.36	August 2007	50,000	400,000
	0.37 - 0.50	April 2009 — September 2014	—	1,500,000
– 2005 stock option plan	1.80	June 2006 — November 2010	1,724,651	1,724,651
[note 10[i]]	2.50	March 2011	1,353,513	—
Restricted share units *[note 10[ii]]*	—	July 2009 — March 2010	990,000	840,000
Warrants *[note 10[iii]]*	1.80 - 6.00	September 2009 — December 2010	350,000	230,000
Stock appreciation rights *[note 10[iv]]*	4.00 - 6.00	March 2011	1,200,000	—
			5,668,164	4,867,757

[1] Subsequent to December 31, 2005, on January 24, 2006, the former Chief Executive Officer of the Company resigned from the Board of Directors, sold all his common shares, had his Class C common share redeemed, and sold 1,560,000 options which were all of his options after giving effect to an acceleration of vesting and a forfeiture of 300,000 options.

See also note 16[iii] with respect to issuances related to the 2005 stock option plan, warrants, and units under the SARS Plan subsequent to March 31, 2006.

11. Comprehensive loss

The Company's comprehensive loss is as follows:

	Three months ended March 31,		Nine months ended December 31,	Years ended March 31,	
	2006 $	2005 $	2005 $	2005 $	2004 $
Net loss for the period	(3,977,137)	(46,354)	(4,631,070)	(163,731)	(104,571)
Foreign currency translation	—	(23,166)	—	(53,320)	15,003
	(3,977,137)	(69,520)	(4,631,070)	(217,051)	(89,568)

[Expressed in U.S. dollars, unless otherwise noted]

12. Supplemental cash flow information

During the nine months ended December 31, 2005 and the years ended March 31, 2005 and 2004 and the three months ended March 31, 2006 and 2005, there were no interest or taxes paid by the Company.

Excluded from the consolidated statements of cash flows are the following transactions:

For the three-month period ended March 31, 2006:

[i] deferred share issuance costs of $101,000 included within accrued professional fees.

For the nine-month period ended December 31, 2005:

[i] issuance of 100,000 Class A common share warrants with an estimated fair value of $102,670 issued to a channel partner *[note 10[iii]]*.

[ii] reclassification of amounts previously expensed in regards to the exercise of stock options of $67,799.

[iii] issuance of 105,000 stock options issued to a director of the Company with an estimated fair value of $80,346 related to the issuance of Class A common shares *[note 10[i]]*.

[iv] issuance of 3,000,000 Class A common shares upon conversion of the special warrants for $750,000 *[note 10[iii]]*.

For the year ended March 31, 2005:

[i] issuance of 350,000 Class A common shares to directors of the Company in trust for employees and consultants for services valued at $87,500 *[note 9]*.

For the year ended March 31, 2004:

[i] reclassification of amounts previously expensed in regards to the exercise of stock options of $312,091.

13. Income taxes

Future income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's future tax assets and liabilities are as follows:

	March 31, 2006 $	December 31, 2005 $	March 31, 2005 $
Tax basis in excess of book value	56,356	39,077	20,833
Non-capital loss carryforwards	2,919,680	1,786,278	230,402
Total future tax assets	2,976,036	1,825,355	251,235
Valuation allowance for future tax assets	(2,976,036)	(1,825,355)	(251,235)
Net future tax asset	—	—	—

[Expressed in U.S. dollars, unless otherwise noted]

13. Income taxes (Continued)

The reconciliation of income taxes at the statutory rate to income tax expense is as follows:

	Three months ended March 31,		Nine months ended December 31,	Years ended March 31,	
	2006 $	2005 $	2005 $	2005 $	2004 $
Income tax recovery at combined federal and provincial rate	(1,398,364)	(16,256)	(1,618,224)	(50,798)	(32,438)
Stock option compensation	274,216	22,636	66,883	48,625	—
Non-deductible items	3,917	3,838	5,680	516	903
Revaluation of future tax assets [impact of rate adjustment]	(37,996)	—	(32,715)	—	—
Other	24,095	—	36,635	703	3,167
Use of previous unrecognized future tax assets	—	—	—	(9,404)	—
Valuation allowance	1,147,132	(10,218)	1,558,541	10,358	28,368
	13,000	—	16,800	—	—

The Company has approximately Cdn$8,155,000 in Canadian non-capital tax losses available to be applied against future years' income which expire as follows:

	Cdn$
2008	230,000
2009	315,000
2010	198,000
2011 to 2015	7,412,000
	8,155,000

Due to the losses incurred since inception and expected future operating results, in accordance with CICA Handbook Section 3465, "Income Taxes", a 100% valuation allowance has been recorded against the Company's future tax assets as it is more likely than not that the future tax asset resulting from the tax losses available for carryforward will not be realized through the reduction of future income tax payments.

14. Financial instruments

Fair value

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The estimated fair value of cash and cash equivalents, other receivables, accounts payable and other accrued liabilities, due to related parties, accrued license fees, accrued professional fees and deferred revenue approximates their carrying value due to the short term to maturity of these financial instruments.

14. Financial instruments (Continued)

Currency risk

The Company's activities which result in exposure to fluctuations in foreign exchange rates consist of its customer billings being in U.S. dollars and the majority of expenses being paid in Canadian dollars. The Company does not use derivative financial instruments to reduce its currency risk.

Supplier risk

For the nine-month period ended December 31, 2005, approximately 40% [year ended March 31, 2005 — 43%] of channel license fees were paid to two channel partners [22% and 18%] [year ended March 31, 2005 — 28% and 15%].

15. Segmented information

The Company has one reportable segment, online television broadcasting. Substantially all of the operations of the Company are directly engaged in or support this operating segment.

The following table presents the geographical location of the Company's equipment:

	March 31, 2006 %	December 31, 2005 %	March 31, 2005 %
United States	47	37	—
Europe	19	27	—
Canada	29	28	100
Other	5	8	—
	100	100	100

The following table presents the Company's revenue by geographical region based on location of the Company's subscribers:

	Three months ended March 31,		Nine months ended December 31,	Years ended March 31,	
	2006 %	2005 %	2005 %	2005 %	2004 %
United States	56	56	56	55	52
Europe	22	20	21	20	22
Canada	10	10	11	11	14
Other	12	14	12	14	12
	100	100	100	100	100

[Expressed in U.S. dollars, unless otherwise noted]

16. Subsequent events

[i] The Company entered into a demand operating facility with a Canadian chartered bank on March 29, 2006, as amended on June 14, 2006, June 19, 2006, July 4, 2006 and July 13, 2006 providing for two credit facilities, one in the amount of Cdn$125,000 and $125,000 to collateralize the Company's obligations under certain credit cards of the Company and the other in the amount of $300,000 to collateralize the Company's obligations under an agreement entered into with an equipment financing company as described below (the "Equipment Agreement"). The Equipment Agreement, dated July 27, 2006, provides for an uncommitted leasing facility allowing the Company to purchase up to $650,000 worth of equipment which the Company will be obligated to repay by way of monthly payments. As of July 31, 2006, the Company has drawn upon $226,141 (Cdn$255,743) under this facility through equipment purchases and is obligated to make monthly payments of $9,034 (Cdn$10,217) in respect of such amount beginning in August 2006.

[ii] On June 5, 2006, the Company and a warrant holder who is also a channel partner, amended the terms of the agreement such that the Company is now required to complete an initial public offering by August 15, 2006 as opposed to the original agreed upon date of June 30, 2006.

In consideration of this amendment, the Company issued to the channel partner 7,500 warrants with an expiry of five years from the date of issuance at an exercise price of $6.00 per warrant.

No other amendments were agreed to by the Company and the channel partner.

[iii] Subsequent to March 31, 2006, between the period April 1, 2006 to June 7, 2006, the Company issued the following number of stock options, warrants and units under the SARS Plan as follows:

	#	Weighted average exercise price	Vesting period
Stock options	644,950	4.71	48 months
Warrants	277,500	6.19	48 months
Units under the SARS Plan	100,000	4.00	Immediate
	1,022,450		

[iv] On June 11, 2006, the Company entered into an agreement to purchase the assets of HVMedia, Limited, ["HVMedia"] for total cash consideration of $375,000 of which $100,000 is contingent upon HVMedia meeting certain conditions. The assets purchased will primarily be existing agreements with television and radio channels, subscriber lists, rights to Internet domain names, proprietary computer programs, and employment contracts for certain employees of HVMedia.

As part of the HVMedia acquisition, two key employees of HVMedia received 75,000 warrants each, which are exercisable to acquire Class A common shares at a purchase price per share equal to the lesser of i) $6.75 or ii) if the Company effects an initial public offering prior to December 31, 2006, the issue price per share in connection with such initial public offering. In addition, the Company issued 10,000 warrants to acquire Class A common shares at $6.00 per share to a third party as a finder's fee in connection with this acquisition.

The acquisition will be accounted for by the purchase method, with the results of HVMedia included in the Company's results of operations from the date of acquisition. Based on the current stage of this acquisition, the fair value allocation of the acquired tangible and intangible assets has not yet been determined.

[Expressed in U.S. dollars, unless otherwise noted]

16. Subsequent events (Continued)

[v] On June 20, 2006, the Company filed Articles of Amendment to increase the authorized capital by creating an unlimited number of Class 1 Preference Shares and an unlimited number of Class 2 Preference Shares.

[vi] On June 23, 2006, the Company entered into an agreement with Telelatino Network Inc. ("TLN") whereby the Company purchased the right to participate in TLN marketing and media events for $355,840 (Cdn$400,000), of which $204,608 (Cdn$230,000) was paid upon the closing of the agreement on July 10, 2006. The balance of $151,232 (Cdn$170,000) will be paid in 12 equal monthly installments commencing August 1, 2006. These monthly payments are subject to acceleration should the Company increase its participation in TLN's marketing and media events.

Upon closing of this agreement, TLN subscribed for 32,800 class A common shares of the Company at a price of $5.50 per share for total proceeds of $180,400.

[vii] On July 7, 2006, a Certificate of Arrangement was issued under the Canada Business Corporations Act ("CBCA") giving effect to a plan of arrangement, pursuant to which (i) the authorized capital of the company was increased by creating an unlimited number of common shares, (ii) each Class A share of the company was exchanged for one common share, and (iii) the Class A shares of the company were cancelled.

[viii] On July 20, 2006, a Certificate of Amendment was issued under the CBCA cancelling the Company's existing class of Class B shares.

[ix] Under the terms of an underwriting agreement dated August 1, 2006, the Company agreed to issue 12,000,000 common shares for a total amount of $58,360,598 (Cdn$66,000,000). Upon closing, the net proceeds of this issue are estimated at $49,075,957 (Cdn$55,500,000), net of the estimated issue expenses and underwriters' fees in the aggregate amounting to approximately $9,284,641 (Cdn$10,500,000) of which $101,000 was incurred as at March 31, 2006 and recorded as deferred share issue costs.

In connection with the terms of this underwriting agreement, the Company has agreed to grant compensation options to one of the underwriters, on behalf of the other underwriters, entitling the underwriters to acquire from the Company at the offering price a number of common shares equal to an aggregate of 5% of the number of common shares sold by the Company under this offering for a period of 24 months following the completion of this offering.

In addition, the Company has granted the underwriters an option, exercisable for a period of 30 days from the closing of this offering to purchase up to a total of 1,800,000 additional common shares, being 15% of the number of common shares being sold by the Company under this offering.

CERTIFICATE OF JUMPTV INC.

Dated: August 1, 2006

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), Part 9 of the *Securities Act* (Alberta), Part XI of *The Securities Act*, 1988 (Saskatchewan), Part VII of *The Securities Act* (Manitoba), Part XV of the *Securities Act* (Ontario), Part 6 of the *Securities Act* (New Brunswick), Section 63 of the *Securities Act* (Nova Scotia), Part II of the *Securities Act* (Prince Edward Island) and Part XIV of the *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder.

By: (Signed) G. Scott Paterson
Chief Executive Officer

By: (Signed) Kriss Bush
Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) Curt Marvis
Director

By: (Signed) Lorne Abony
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: August 1, 2006

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), Part 9 of the *Securities Act* (Alberta), Part XI of *The Securities Act*, 1988 (Saskatchewan), Part VII of *The Securities Act* (Manitoba), Part XV of the *Securities Act* (Ontario), Part 6 of the *Securities Act* (New Brunswick), Section 64 of the *Securities Act* (Nova Scotia), Part II of the *Securities Act* (Prince Edward Island) and Part XIV of the *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder.

MORGAN STANLEY CANADA LIMITED

By: (Signed) Dougal Macdonald

CANACCORD CAPITAL CORPORATION

By: (Signed) Jean-Yves Bourgeois

JumpTV Delivery Infrastructure


CHANNEL ACQUISITION
IP Feed
Multi-channel acquisition site
DISTRIBUTION LOCATIONS
Distribution Servers
Distribution Servers Planned in 2006
San Jose
Montreal
New York
Miami
Mexico City
Santo Domingo
Tegucigalpa
San Salvador
Caracas
Bogotá
Quito
Lima
São Paulo
Santiago
Montevideo
London
Amsterdam
Prague
Budapest
Frankfurt
Bucharest
Sarajevo
Belgrade
Istanbul
Athens
Cairo
Dubai
Lagos
Nairobi
Kigali
New Delhi
Bangkok
Singapore
Manila
Seoul
Tokyo
Sydney

JumpTV

USA

40 Broad Street, Suite 500
New York, NY 10004
T +1.212.774.3700
F +1.212.480.8805

CANADA

BCE Place
161 Bay Street, Suite 3840
Toronto, Ontario M5J 2S1
T +1.647.436.5867
F +1.416.366.6414

DUBAI (UAE)

Al Attar Business Tower
20th Floor
Sheikh Zayed Road
PO Box 9117
Dubai
T +971.50.479.1365
F +971.43.320.0005

www.jumptv.com

Execution Version

UNDERWRITING AGREEMENT

February 13, 2007

JumpTV Inc.
BCE Place, Suite 3840
161 Bay Street
Toronto, Ontario M5J 2S1

Attention: G. Scott Paterson
Chief Executive Officer

Dear Sirs/Mesdames:

The undersigned, Canaccord Capital Corporation ("**Canaccord**"), Morgan Stanley Canada Limited ("**Morgan Stanley**"), Paradigm Capital Inc, ("**Paradigm**"), Loewen, Ondaatje, McCutcheon Limited ("**LOM**") and GMP Securities L.P. ("**GMP**") (collectively, the "**Underwriters**" and each individually, an "**Underwriter**") understand that JumpTV Inc. (the "**Corporation**") proposes to issue and sell to the Underwriters 13,043,479 common shares (referred to as the "**Purchased Shares**"). Upon and subject to the terms and conditions contained in this Agreement, the Underwriters hereby severally and not jointly and severally offer to purchase from the Corporation, and the Corporation agrees to sell to the Underwriters, at the Closing Time, all but not less than all of the Purchased Shares at the Offer Price. In addition, the Corporation hereby grants to the Underwriters the Over-Allotment Option and the Corporation hereby agrees to issue and sell to the Underwriters the Additional Shares (as herein defined), to the extent the Over-Allotment Option is exercised by the Underwriters.

The Underwriters propose to procure Placees for the Offered Shares in Canada and the UK and other jurisdictions of Europe pursuant to the Final Prospectus and in the United States pursuant to available exemptions from the registration requirements of applicable U.S. securities legislation, all in the manner contemplated by this underwriting agreement (the "Agreement").

TERMS AND CONDITIONS

1. Definition. In this Agreement, the following terms shall have the meanings set out below:

"**Admission**" means the admission to trading on AIM of the Offered Shares pursuant to Rule 6 of Part One of the AIM Rules and an application under Rule 29 of Part One of the AIM Rules;

"**Additional Shares**" has the meaning ascribed thereto in section 4(a) hereof.

"**affiliate**", "**associate**", "**material change**", "**material fact**" and "**misrepresentation**" and "**subsidiary**" have the respective meanings given to them in the *Securities Act* (Ontario);

"Agreement" means this Agreement and any and all schedules attached hereto, as it or they may be amended, modified or supplemented from time to time;

"AIM" means AIM, a market operated by London Stock Exchange;

"AIM Rules" means the rules and regulations for companies whose securities are admitted to trading on AIM published by London Stock Exchange (as amended from time to time);

"**Annual Financial Statements**" means the audited consolidated balance sheets as at December 31, 2005 and March 31, 2005, and the consolidated statements of operations, shareholders' equity and cash flows for the nine month period ended December 31, 2005 and for each of the years in the two-year period ended March 31, 2005 and the notes thereto and the auditor's report thereon, as contained on pages F2 to F29 (inclusive) of the IPO Long-Form Prospectus, together with Management's Discussion and Analysis of Financial Condition and Results of Operations for such annual financial statements on pages 45 to 62 (inclusive) of the IPO Long-Form Prospectus;

"Auditors" means Ernst & Young LLP, Chartered Accountants as auditors of the Corporation;

"Blakes" means Blake, Cassels & Graydon LLP;

"Business Day" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Toronto, Canada or London, England;

"Canaccord" has the meaning ascribed thereto in the first paragraph hereof;

"**Canadian Offer**" means the offering of Purchased Shares and, if applicable, Additional Shares in Canada;

"Canadian Securities Laws" means, collectively, all applicable securities laws in each of the Qualifying Provinces and the respective regulations and rules under such laws together with applicable published policy statements, notices and orders of the securities regulatory authorities in the Qualifying Provinces and all discretionary decisions, orders or rulings, if any, made by such securities regulatory authorities in connection with the transactions contemplated hereby;

"Canadian Securities Regulators" means the applicable securities commission or securities regulatory authority in each of the Qualifying Provinces;

"Claims" means any and all liabilities (joint or several), claims (including shareholder actions, derivative or otherwise), actions, losses, costs, damages and reasonable expenses (other than losses of profit or revenue or consequential damages in connection with the Offering or distribution of the Offered Shares), joint or several, including the aggregate amount paid in settlement of any action, suit, proceeding, investigation or claim and the reasonable fees and expenses of counsel that may be incurred in advising with respect to or defending any action,

suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing an indemnity under this Agreement, provided that for clarification purposes only, in the event that an Indemnified Party is able to legally deduct for tax purposes any amount paid or payable by it in respect of which it is entitled to be indemnified hereunder and such deduction results in the Indemnified Party paying a reduced level of taxes, the amount of the Claim shall be reduced to reflect such tax savings achieved directly as a result of the deduction for tax purposes of the amount paid or payable by the Indemnified Party in respect of which it is entitled to be indemnified, after taking into account any costs incurred by the Indemnified Party to prepare the tax filing to deduct such amount (including any professional fees to obtain tax and related advice);

"Closing" means the completion of the issue and sale by the Corporation of the Purchased Shares and the purchase by the Placees and/or the Underwriters (as the case may be) of the Purchased Shares pursuant to this Agreement;

"Closing Date" means February 23, 2007, or such other date as the Corporation and the Underwriters may agree upon in writing, but notwithstanding any other provision of this Agreement, not later than March 1, 2007;

"Closing Time" means 8:30 a.m. (Toronto time) (1:30 p.m. (London time)) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree;

"Common Shares" means the common shares in the capital of the Corporation having the material attributes described in the Prospectus;

"CRESTCo" means CRESTCo Limited, a company incorporated in England and Wales which is the operator of the CREST System;

"CREST System" means the computerized settlement system which facilitates the holding of and the transfer of shares in uncertificated form, operated by CRESTCo;

"Directed Selling Efforts" means "directed selling efforts" as defined in Rule 902 of Regulation S;

"Directors" means the members of the board of directors of the Corporation;

"distribution" means "distribution" or "distribution to the public" as those terms are defined under Canadian Securities Laws;

"Documents Incorporated by Reference" means the IPO Long-Form Prospectus, the Annual Financial Statements and the Interim Financial Statements, collectively;

"Encumbrance" means any lien, claim, security interest or other encumbrance, including without limitation, any escrow arrangement or other restriction on transfer;

"Exchange Act" means the *United States Securities Exchange Act of 1934*, as amended;

"Final Prospectus" means the (final) prospectus of the Corporation to be dated February 19, 2007 including the Documents Incorporated by Reference therein (in both the English and French languages unless the context indicates otherwise), signed and certified in accordance with Canadian Securities Laws, relating to the qualification for distribution of the Offered Shares in the Qualifying Provinces;

"Financial Information" has the meaning ascribed thereto in section 7(a)(iv);

"Foreign Issuer" means a "foreign issuer" as defined in Rule 902(e) of Regulation S under the U.S. Securities Act;

"FSMA" means the UK Financial Services and Markets Act, 2000 (as amended);

"GMP" has the meaning ascribed thereto in the first paragraph hereof;

"**Indemnified Party**" has the meaning ascribed thereto in section 15(a) hereof;

"Indemnifier" has the meaning ascribed thereto in section 16(a) hereof;

"Intellectual Property" has the meaning ascribed thereto in section 10(1)(t) hereof;

"**Interim Financial Statements**" means the unaudited consolidated interim financial statements as at September 30, 2006 and for the three and nine months ended September 30, 2006 and September 30, 2005 and the notes thereto, together with Management's Discussion and Analysis for the three and nine months ended September 30, 2006 and September 30, 2005;

"**IPO Long-Form Prospectus**" means the disclosure under the following headings of the (final) long form prospectus of the Corporation dated August 1, 2006: "Third Party Information", "Definitions", "JumpTV", "The Market", "The Business", "Competition", "The Regulatory Environment", "Recent Developments", "Capitalization", "Directors and Officers", "Executive Compensation", "Options and Warrants to Purchase JumpTV's Securities", "Corporate and Share Capital Information", "Principal Shareholders", "Plan of Distribution", "Risk Factors", "UK Settlement and Depository Interests" and "Interest of Management and Others in Material Transactions" ;

"LOM" has the meaning ascribed thereto in the first paragraph hereof;

"**London Stock Exchange**" means London Stock Exchange plc;

"Morgan Stanley" has the meaning ascribed thereto in the first paragraph hereof;

"MRRS" means National Policy 43-201 of the Canadian Securities Administrators, as currently in effect;

"NOMAD" means Canaccord Adams Limited;

"**Notice**" has the meaning given to it in section 28 hereof;

"Offer Price" means $9.00 per Offered Share in respect of the Offered Shares the subject of the Offering excluding the Placing and £3.93 per Offered Share in respect of the Offered Shares the subject of the Placing;

"Offered Shares" means the Purchased Shares and the Additional Shares;

"**Offering**" means the offering of Offered Shares contemplated by this Agreement, including the Canadian Offer and the Placing pursuant to the Prospectus and the US Placement pursuant to the U.S. Placement Memorandum;

"Offering Documents" means, together, the Prospectus, the U.S. Placement Memorandum and any Supplementary Material;

"Over-Allotment Option" has the meaning ascribed to it in section 4(a) hereof;

"Over-Allotment Option Closing Date" means the date, which shall be a Business Day, as set out in the Over-Allotment Option Notice or such other date as the Corporation and the Underwriters may agree upon in writing;

"Over-Allotment Option Closing Time" means 8:30 a.m. (Toronto time)(1:30 p.m. London time) on the date set out in the Over-Allotment Option Notice;

"Over-Allotment Option Expiry Date" means the date which is 30 days following the Closing Date;

"Over-Allotment Option Notice" has the meaning given to it in section 4(a) hereof;

"Paradigm" has the meaning ascribed thereto in the first paragraph hereof;

"**Person**" shall include any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), unincorporated association, trust, trustee, executor, administrator or other personal representative, regulatory body, agency, government or governmental agency, authority or entity, in each case howsoever designated or constituted;

"**Placees**" means the persons to whom the Offered Shares are sold pursuant to the Offering, including the Placing;

"**Placing**" means the placing by the Underwriters of the Offered Shares in the UK and other jurisdictions of Europe pursuant to this Agreement and upon the terms of the Prospectus;

"**Preliminary Prospectus**" means the preliminary prospectus of the Corporation dated February 12, 2007 (in the English and French languages) including the Documents Incorporated by Reference therein (in the English language only) signed and certified in accordance with Canadian Securities Laws, relating to the qualification for distribution of the Offered Shares in the Qualifying Provinces;

"**Prospectus**" means, collectively, the Preliminary Prospectus and the Final Prospectus;

"**Prospectus Rules**" means the rules published by the Financial Services Authority implementing the Prospectus Directive (2003/71/EC);

"Purchased Shares" has the meaning ascribed thereto in the first paragraph hereof;

"Qualified Institutional Buyer" means a "qualified institutional buyer" as defined in Rule 144A(a)(i) under the U.S. Securities Act;

"**Qualifying Provinces**" means all of the provinces of Canada;

"**Registrar**" means Computershare Investor Services Inc. at its principal offices in Toronto, Ontario;

"Regulation S" means Regulation S promulgated under the U.S. Securities Act;

"Rule 144A" means Rule 144A promulgated under the U.S. Securities Act;

"**Selling Firm**" has the meaning ascribed thereto in section 2 hereof;

"**Standard Listing Conditions**" has the meaning ascribed thereto in section 7(a)(viii) hereof;

"Subsidiaries" means JumpTV Limited, JumpTV International FZ LLC, Jump TV USA Inc., Sports International Group LLC and Deportes Ya S.A and **"Subsidiary"** means any one of the foregoing;

"Supplementary Material" means, collectively, any amendment to the Preliminary Prospectus, the Final Prospectus or the U.S. Placement Memorandum, any amended, restated or supplemental prospectus, and any ancillary materials that may be filed by or on behalf of the Corporation under Canadian Securities Laws, the AIM Rules or any other applicable laws in connection with the transactions contemplated herein and therein;

"TSX" means the Toronto Stock Exchange;

"**UK**" means the United Kingdom of Great Britain and Northern Ireland;

"UK Counsel" means Stikeman Elliott LLP;

"Underwriters" has the meaning ascribed thereto in the first paragraph hereof;

"Underwriters' Fees" has the meaning ascribed thereto in section 3(a) hereof;

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"U.S. Placement" means the offer and sale of Offered Shares in the United States pursuant to Rule 144A under the U.S. Securities Act;

"U.S. Placement Memorandum" means a private placement memorandum incorporating the Final Prospectus and any Supplementary Material, as the case may be, prepared for use in connection with the offering for sale of Purchased Shares to certain persons in the United States;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended; and

"Wildeboer" means Wildeboer Dellelce LLP.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to "section", "subsection", "clause" or "schedule" are to the appropriate section, subsection, clause or schedule of or to this Agreement. Any statement, representation or warranty, qualified by reference to the awareness, knowledge, information or belief of any person or any other similar expression is deemed to include an additional statement that it has been made with due and careful consideration after such person has made all reasonable enquiries and all such investigations as could reasonably be expected to be made or considered in the context of the Offering and Admission.

2. **Selling Firms.** The Underwriters shall be entitled to utilize other duly registered investment banks, brokers or authorized persons, with which the Underwriters have a contractual relationship, to assist them in the distribution of the Purchased Shares (a "**Selling Firm**").

3. **Underwriters' Compensation**. In consideration for the Underwriters' services hereunder in respect of the Offering, the Corporation agrees to pay to the Underwriters, at the Closing Time, and in the manner specified by the Underwriters, a cash commission equal to 6% of the aggregate Offer Price (the "**Underwriters' Fees**"), which shall be paid separately by the Corporation to the Underwriters and may be deducted by the Underwriters from the proceeds of sale of the Purchased Shares on the Closing Date or the proceeds of sale of the Additional Shares on the Over-Allotment Option Closing Date, as applicable. In addition, the Corporation agrees to pay to the Underwriters, and in the manner specified by the Underwriters, the fees, disbursements and expenses incurred by the Underwriters in accordance with sections 11 and 18 hereof.

4. **Over-Allotment Option**.

(a) The Corporation hereby grants to the Underwriters, in the respective percentages set out in section 19 of this Agreement, an unassignable option (the "**Over-Allotment Option**") to purchase from the Corporation up to an aggregate additional 1,956,521 Common Shares (the "**Additional Shares**") (being equal to 15% of the number of Purchased Shares) at the Offer Price. The Over-Allotment Option may be exercised in whole or in part at any time prior to the Over-Allotment Option Expiry Date in accordance with the provisions of this Agreement. Delivery of and payment for any Additional Shares will be made at the offices of Wildeboer in Toronto, Ontario at the Over-Allotment Option Closing Time which may occur on the Closing Date but will in no event occur earlier than the Closing Date, nor earlier than three Business Days nor later than five Business Days, after the date upon the Corporation receives written notice (each, an "**Over-Allotment Option Notice**") from Canaccord, on behalf of the Underwriters, setting out the number of Additional Shares to be purchased by the Underwriters, which notice must be received Corporation not later than 5:00 p.m. Toronto time on the Over-Allotment Option Expiry Date. Upon the furnishing of the Over-Allotment Option Notice, the Underwriters will be obligated to purchase and the Corporation will be obligated to sell in accordance with and subject to the provisions of this Agreement the number of Additional Shares indicated in such notice on the Over-Allotment Option Closing Date. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the offering of the Purchased Shares and for market stabilization purposes permitted pursuant to applicable securities law.

(b) In the event the Corporation shall subdivide, consolidate or otherwise change its Common Shares prior to the Over-Allotment Option Closing Time, the number of Additional Shares in respect of which the Over-Allotment Option is exercisable shall be similarly subdivided, consolidated or changed such that the Underwriters would be entitled to exercise the Over-Allotment Option in respect of the equivalent of the number and type of securities that they would have otherwise been entitled to receive upon such subdivision, consolidation or change had they exercised the Over-Allotment Option prior to such subdivision, consolidation or change. The number of securities subject to the Over-Allotment Option and the exercise price under the Over-Allotment Option shall be adjusted accordingly and notice shall be given to Canaccord, on behalf of the Underwriters, of such adjustment. In the event that the Underwriters shall disagree with any adjustment made pursuant to this paragraph, such adjustment shall be determined conclusively by a mutually agreed accounting firm independent of each of the parties hereto; provided that failing agreement of the parties, an independent accounting firm shall be selected by the Auditors, in each case at the Corporation's expense.

5. **Compliance with Securities Laws by the Corporation**.

(a) *Canadian Law Matters*. The Corporation shall fulfil and comply with, to the satisfaction of the Underwriters and Underwriters' counsel, all legal requirements, required to be fulfilled or complied with by the Corporation to qualify (i) the Purchased Shares for distribution in the Qualifying Provinces through the Underwriters or any other investment

dealers or brokers who are registered as required pursuant to and comply with the Canadian Securities Laws of the Qualifying Provinces, and (ii) the Over-Allotment Option and the Additional Shares for distribution in the Qualifying Provinces. These requirements, including the issuance of an MRRS decision document for the Final Prospectus from the Canadian Securities Regulators, shall be fulfilled in all Qualifying Provinces as soon as is reasonably practicable and, in any event, not later than 5:00 p.m. (Toronto time) on February 19, 2007, or by such other time or later date or dates as the Corporation and the Underwriters may agree.

Such fulfillment shall include, without limiting the generality of the foregoing, compliance with all applicable Canadian securities laws including, without limitation, compliance with all requirements with respect to the preparation and filing of an English language Preliminary Prospectus in each of the Qualifying Jurisdictions and a French language Preliminary Prospectus in the Province of Québec, and the preparation and filing of an English language Prospectus in each of the Qualifying Jurisdictions and a French language Prospectus in the Province of Québec with such changes from the Preliminary Prospectus as the Corporation and the Underwriters may approve, such approval to be evidenced by the signing of the Prospectus by the Corporation and the Underwriters. The Corporation shall file the Preliminary Prospectus on February 12, 2007 or such later date and time as may be agreed upon in writing and have obtained pursuant to an MRRS decision document evidencing the issuance by the securities regulatory authorities of the Qualifying Jurisdictions of a receipt for the Preliminary Prospectus prior to 5:15 p.m. Toronto time on such date.

(b) *UK Law Matters*. The Corporation warrants, represents and covenants to the Underwriters (and acknowledges that the Underwriters are relying on such warranties, representations and covenants) that:

(i) Subject to the compliance by the Underwriters of their obligations, the issue and distribution of the Prospectus in the manner proposed will comply with FSMA;

(ii) the Corporation will use its reasonable endeavours to obtain Admission by the date specified in the Prospectus and will supply all such information, give all such undertakings, execute all such documents, pay all such fees and do or procure to be done all such things as may be reasonably required to comply with the requirements of London Stock Exchange in relation to the application for Admission and as otherwise required by the AIM Rules; and

(iii) the Corporation undertakes to provide all such information as may reasonably be required by the Underwriters for the purpose of complying with the requirements of UK law or of the London Stock Exchange or the AIM Rules in respect of the Offering.

(c) *US Law Matters.* The Corporation represents, warrants, covenants and agrees that:

(i) the Corporation is a Foreign Issuer and reasonably believes that there is no "substantial U.S. market interest" (as that term is defined in Regulation S) in its Common Shares;

(ii) it is not, and agrees to use its best efforts not to become, at any time prior to the expiration of three years after the Closing Date, an "investment company" as defined in the United States Investment Company Act of 1940, as amended;

(iii) none of the Corporation, its affiliates or any person acting on its or their behalf (other than the Underwriters or any person acting on the Underwriters' behalf as to which the Corporation makes no representation or warranty) have in connection with any offer or sale of the Offered Shares:

(A) engaged or will engage in any form of Directed Selling Efforts with respect to offers or sales of securities of the Corporation, or

(B) have engaged in or will engage in any manner of selling involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act or any general solicitation or general advertising (within the meaning of Regulation D) with respect to offers or sales of securities in the United States, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the Internet, or broadcast over radio, or television or on the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(iv) the Corporation will execute or procure the execution of all documents and will use its commercially reasonable efforts to take or cause to be taken all such steps as may be reasonably necessary or desirable to establish, to the satisfaction of counsel for the Underwriters and counsel for the Corporation, any and all legal requirements to enable the Underwriters to offer the Shares for sale in the United States under Rule 144A in accordance with this Agreement;

(v) except with respect to offers or sales to persons reasonably believed to be Qualified Institutional Investors in reliance upon Rule 144A, neither the Corporation nor any of its affiliates, nor any person acting on their behalf (other than the Underwriters or any person acting on the Underwriters

behalf as to which the Corporation makes no representation or warranty), has made or will make in connection with any offer or sale of the Offered Shares:

(A) any offer to sell, or any solicitation of an offer to buy, any securities of the Corporation to a person in the United States; or

(B) any sale of securities of the Corporation unless, at the time the buy order originated, either:

(1) the purchaser is or was outside the United States; or

(2) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is or was outside the United States; and

(vi) the Corporation covenants and agrees that if any offers or sales included in the Offering are made in reliance on Rule 144A, for so long as the Offered Shares are "restricted securities", as defined in Rule 144(a)(3) under the U.S. Securities Act, and the Corporation (a) is not subject to Section 13(a) or Section 15(d) of the Exchange Act or (b) is not exempt from registration under Section 12(g) of the Exchange Act pursuant to Rule 12g3-2(b) thereunder, the Corporation will provide to any holder of Offered Shares or any prospective purchaser of Offered Shares, upon request of such holder or prospective purchaser, the information required by paragraph (d)(4) of Rule 144A.

6. Distribution and Certain Obligations of the Underwriters and the Corporation.

(a) The Underwriters agree with the Corporation not to distribute the Offered Shares in such a manner as to require registration of the Offered Shares, or the filing or approval of a prospectus with respect to the Offered Shares under the laws of any jurisdiction other than the Qualifying Provinces, including without limitation, the UK and the United States. The Offered Shares will be offered for sale and distributed by the Underwriters, their respective affiliates and any Selling Firms only in those jurisdictions where they may be lawfully offered for sale, distributed, placed or sold and upon the terms and conditions set forth in the Offering Documents and this Agreement. The Underwriters further agree with the Corporation, subject to receipt of the same from the Corporation, to promptly send a copy of all Supplementary Material to all persons to whom copies of the Final Prospectus or U.S. Placement Memorandum are sent. Each of the Underwriters covenants and agrees not to distribute any documents in the Qualifying Provinces in connection with the Offering to Persons other than Indemnified Parties, other than the Preliminary Prospectus, Final Prospectus, any Supplementary Material, or such other documents as may be consented to in writing by the Corporation. Any agreement between the Underwriters and any Selling Firms

will contain similar restrictions to those contained in this section 6. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Corporation under this Agreement with respect to a default by another Underwriter under this paragraph.

(b) For purposes of this Agreement, the Underwriters shall be entitled to assume that the Securities are qualified for distribution in any Qualifying Province where the Corporation has obtained pursuant to an MRRS decision document evidencing the issuance by the securities regulatory authorities of the Qualifying Provinces of a receipt for the Prospectus in respect of the distribution of the Offered Shares.

(c) The Corporation shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of the Final Prospectus, the U.S. Placement Memorandum, and any Supplementary Material and shall allow the Underwriters and their respective counsel to conduct all "due diligence" investigations, including without limitation, verification, which the Underwriters may reasonably require to fulfil their obligations and those of any affiliates and Selling Firms and to enable the Underwriters (either directly or through any of its affiliates) to execute any certificate or confirmation required to be executed in such documentation.

(d) The Underwriters: (x) represent, warrant, covenant and agree to and with the Corporation that neither the Underwriters nor any person acting on their behalf have made or will make any Directed Selling Efforts with respect to the Offered Shares; and (y) acknowledge that the Offered Shares have not been registered under the U.S. Securities Act and may not be offered or sold outside the United States except pursuant to Regulation S, and, with respect to offers and sales to any persons in the United States, except as set forth below. Accordingly, the Underwriters agree with the Corporation that, with respect to each offer or sale of Offered Shares in the United States, they have offered, and will offer, securities to purchasers in the United States only in the following manner:

(i) the Underwriters will offer the Offered Shares in the United States only to those they reasonably believes to be Qualified Institutional Buyers and in connection with each such sale, they have taken or will take reasonable steps to ensure that the purchaser of such Offered Shares is aware that such sale may be made in reliance on Rule 144A;

(ii) no form of general solicitation or general advertising (as those terms are used in Regulation D) has been or will be used by the Underwriters, their respective affiliates or anyone acting on their behalf, including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or on the Internet or broadcast over radio or television or on the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Shares in the United States; and

(iii) the Underwriters shall give the Corporation reasonable notice of the United States jurisdictions in which they propose to offer and sell the Offered Shares, and the Corporation shall fully and timely co-operate with the Underwriters and their counsel so as to prepare, execute and timely submit any and all filings which, in the view of the Underwriters, may be necessary in order to perfect a claim of exemption from the securities registration provisions of the U.S. Securities Act and applicable state laws.

(e) Each Underwriter hereby represents, warrants and covenants to the Corporation that:

(i) it and each of its affiliates and any Selling Firm utilized by any of them for the purposes of section 2 shall distribute the Offered Shares to the public in Canada and on a private placement basis in the United States directly and through other appropriately registered investment dealers and brokers or authorized persons only as permitted by applicable Canadian Securities Laws and the applicable securities laws of the United States and upon the terms and conditions set forth in the Final Prospectus and in this Agreement;

(ii) it and each of its affiliates and any Selling Firm utilized by any of them for the purposes of section 2 shall, in each case, use its respective commercially reasonable efforts to solicit subscriptions for and to offer the Offered Shares for sale as underwriter of the Corporation and will do so in Canada and the United States only in compliance with all applicable Canadian Securities Laws and applicable U.S. securities laws;

(iii) it, and each such affiliate and/or Selling Firm as aforesaid, will not, in connection with the Offering, make any representation or warranty with respect to the Offered Shares, except pursuant to the Prospectus in connection with sales made in Canada and the UK or the US Placement Memorandum in connection with sales made in the United States;

(iv) it and each of its affiliates and any Selling Firm utilized by any of them for the purposes of section 2, (i) have not offered or sold or communicated any invitation or inducement in that regard and will not offer or sell any Offered Shares or communicate any invitation or inducement in that regard to persons in the UK in contravention of section 21(1) FSMA or in circumstances which would require the production of an approved prospectus pursuant to section 85(1) FSMA and (ii) have complied and will comply with all applicable provisions of the FSMA and any regulations made thereunder with respect to anything

done by them in relation to the Offered Shares in, from or otherwise involving the UK;

(v) in relation to each Member State of the European Economic Area other than the UK which has implemented the Prospectus Directive (EC Directive 2003/71/EC) (each a "**Relevant Member State**"), it and each of its affiliates and any Selling Firm utilized by any of them for the purposes of section 2 has not made and will not make an offer to the public of any Offered Shares in that Relevant Member State, except that it and each of its affiliates and any Selling Firm utilized by any of them for the purposes of section 2 may make an offer to the public in that Relevant Member State of any Offered Shares at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(A) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(B) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more that €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(C) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(D) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the Offered Shares shall result in a requirement for the publication by the Corporation or any Underwriter of a prospectus pursuant to Article 3 of the Prospective Directive. For the purposes of this subclause, the expression an "offer to the public" in relation to the offer of the Offered Shares in any Relevant Member State means the communication in any form and by the means of sufficient information on the terms of the offer and any Offered Shares to be offered so as to enable an investor to decide to purchase any Offered Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

(vi) it has good and sufficient right and authority to enter into this Agreement and complete the transactions to be completed by it under this Agreement on the terms and conditions set forth herein; and

(vii) it and each such affiliate and/or Selling Firm as aforesaid is or will be duly qualified under applicable securities laws in those jurisdictions in which it, or its affiliates and/or Selling Firm as aforesaid, will act as underwriter of the Corporation in connection with the Offering as to permit it to lawfully fulfil its obligations under this Agreement.

The representations and warranties and covenants of the Underwriters contained in sections 6(d)(i) to 6(d)(iii) and 6(e)(i) to 6(e)(vii) above shall be true and correct as of the Closing Date and, if applicable, the Over-Allotment Option Closing Date, with the same force and effect as if then made by the Underwriters.

(f) Notwithstanding the foregoing subparagraphs of this section 6, an Underwriter will not be liable to the Corporation under this section 6 with respect to a default by any other Underwriter under this section 6.

7. Deliveries on Filing and Related Matters.

(a) *Deliveries on Filing in Canada.* The Corporation shall deliver to each of the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(i) on or before the date hereof, an opinion dated February 12, 2007 in form and substance satisfactory to the Underwriters acting reasonably, addressed to the Underwriters, Blakes and the Corporation, from Stikeman Elliot LLP, to the effect that the French language version of the Corporation's Preliminary Prospectus, except for the Documents Incorporated by Reference, the information under the sub-heading "Summary Financial Data" of the section entitled "Other Recent Developments" and the information under the headings "Consolidated Capitalization" and "Auditors' Consent", as to which no opinion needs to be expressed by such counsel, is, in all material respects, a complete and proper translation of the English language version thereof;

(ii) on or before each of the filing of the Preliminary Prospectus and the Final Prospectus, a copy of such Prospectus signed and certified as required by Canadian Securities Laws;

(iii) concurrently with each of the filing of the Preliminary Prospectus and the Final Prospectus, a copy of any other document required to be filed by the Corporation under the laws of each of the Qualifying Provinces in compliance with Canadian Securities Laws;

(iv) concurrently with the filing of the French language version of the Final Prospectus an opinion dated the date of such Prospectus, in form and substance satisfactory to the Underwriters acting reasonably, addressed to the Underwriters, Blakes and the Corporation, from Stikeman Elliot LLP, to the effect that the French language version of such Prospectus (including for greater certainty the Documents Incorporated by Reference), except for the Annual Financial Statements, the Interim Financial Statements, the information under the heading "Capitalization" of the IPO Long-Form Prospectus and the information under the sub-heading entitled "Summary Financial Data" of the section entitled "Other Recent Developments" of the Final Prospectus and the information under the headings "Consolidated Capitalization" and "Auditors' Consent" of the Final Prospectus (collectively, the "**Financial Information**"), as to which no opinion need to be expressed by such counsel, is, in all material respects, a complete and proper translation of the English language version thereof;

(v) concurrently with the filing of the French language of the Final Prospectus an opinion dated the date of such Prospectus, in form and substance satisfactory to the Underwriters acting reasonably, addressed to the Underwriters, Blakes and the Corporation, from the Auditors to the effect that the French language version of the Financial Information is, in all material respects, a complete and proper translation of the English language version thereof;

(vi) concurrently with the filing of the Final Prospectus, one signed copy of the written consent of the Auditors to the inclusion in such Prospectus of the Financial Information on which they have reported and references thereto and its name in the form and context in which they appear;

(vii) concurrently with the filing of the Final Prospectus, a "long-form" comfort letter dated the date of such Prospectus, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and the directors of the Corporation from the Auditors, a draft of which has been delivered to the Underwriters prior to the filing of the Preliminary Prospectus, based on a review completed not more than two Business Days prior to the date of the applicable letter, with respect to certain financial and accounting information relating to the Corporation in such Prospectus including the Financial Information and a bring-down of the comfort letter delivered in connection with the Corporation's initial public offering, which letter shall be in addition to the auditors' report contained in such Prospectus and any auditors' comfort letter addressed to the securities regulatory authorities in the Qualifying Provinces; and

(viii) on or before the filing of the Final Prospectus, the conditional approval of the TSX to the listing and posting for trading on the TSX of the Offered Shares, subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the TSX in similar circumstances (the "**Standard Listing Conditions**").

(b) *Deliveries in the United Kingdom.* The Corporation shall on or before the filing of the Final Prospectus, or at such other time as may be agreed in writing by the Underwriters and the Corporation, deliver or procure that there are delivered, to the Underwriters, with a copy to the Underwriters' counsel:

(i) a signed application form in respect of the application for Admission in the form required by the AIM Rules; and

(ii) a cheque payable to the London Stock Exchange for such amount as the London Stock Exchange shall require in respect of fees for Admission.

(c) *Supplementary Material.* The Corporation shall also prepare and deliver promptly to the Underwriters and the Underwriters' counsel, English and (where required by Canadian Securities Laws or other applicable laws) French versions of all Supplementary Material signed and certified as required by applicable Canadian Securities Laws and the AIM Rules and other applicable securities laws. Concurrently with the delivery of any Supplementary Material, the Corporation shall deliver to the Underwriters and the Underwriters' counsel, with respect to such Supplementary Material, opinions, comfort letters and such other documentation substantially equivalent or similar to those referred to in sections 7(a) and (b), above, as appropriate or reasonably requested by the Underwriters in the circumstances.

(d) *Representations as to Offering Documents and Consent.* Delivery of the Offering Documents shall constitute a representation and warranty by the Corporation to the Underwriters and their respective affiliates that, as at the respective dates of the Offering Documents,

(i) all information and statements (except information and statements relating solely to an Underwriter or its affiliates and provided by the Underwriter) contained in the Offering Documents are true and correct in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Shares;

(ii) no material fact or information has been omitted from such disclosure (except facts or information relating solely to an Underwriter or its affiliates) which is required to be stated in such disclosure or is necessary

to make the information contained in such disclosure not misleading in light of the circumstances under which it was made;

(iii) such documents comply fully with the requirements of Canadian Securities Law and have been filed as required in each of the Qualifying Provinces;

(iv) except as set forth or contemplated in the Offering Documents, there has been no adverse material change (actual, anticipated, contemplated, proposed or threatened) in the business, affairs, business prospects, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation since August 1, 2006;

(v) the Prospectus contains all such information as investors would reasonably require and reasonably expect to find there for the purpose of making an informed assessment of the assets and liabilities, financial position, profits or losses and prospects of the Corporation and the rights attaching to the Common Shares including, without limitation to the foregoing, any special factors or risks which are unlikely to be known or anticipated by such persons and which could materially affect the financial position and/or prospects of the Corporation;

(vi) without prejudice to the generality of the foregoing, all statements, forecasts, estimates and expressions of opinion, belief, intention and expectation contained in the Offering Documents are fairly and honestly given, expressed or held and have been made after due and, proper consideration and are reasonably based on facts known to the Corporation and to the extent that they are based on reasonable assumptions, have regard to the facts which are known to the Corporation, and there are no material facts or information known or which could with due enquiry have been known to the Corporation which are not disclosed in the Offering Documents and the Presentation, and which could reasonably be considered to:

(A) be likely to affect the import of the information contained therein; or

(B) make any statement therein (whether of fact or opinion) inaccurate or misleading; or

(C) invalidate or qualify any assumption made in support of any statement therein (whether of fact or opinion).

Such deliveries shall also constitute the Corporation's consent to the use by the Underwriters, their affiliates and any Selling Firm of the Offering Documents in connection with the offer and

distribution of the Offered Shares in compliance with this Agreement, in the Qualifying Provinces, the UK and the United States under applicable securities laws.

(e) *Commercial Copies.* The Corporation shall cause commercial copies of the Offering Documents to be delivered to or as directed by the Underwriters without charge, in such numbers and in such cities as the Underwriters may reasonably and lawfully request by oral instructions to the printer of the Offering Documents given forthwith after an MRRS decision document has been issued therefor (in the case of the Preliminary Prospectus and the Final Prospectus) and forthwith after the U.S. Placement Memorandum has been finalized (in the case of the U.S. Placement Memorandum). Such delivery shall be effected as soon as reasonably possible but in any event no later than 24 hours after the date of an MRRS decision document for the Preliminary Prospectus or Final Prospectus, as applicable. The Corporation shall similarly cause to be delivered commercial copies of any Supplementary Material.

(f) *Change of Closing Date.* Subject to section 14, if a material or a change in a material fact such as is contemplated by section 8 occurs prior to the Closing Date, the Closing Date shall be, unless the Corporation and the Underwriters otherwise agree in writing, the sixth Business Day following the later of:

(i) the date on which all applicable filings or other requirements of Canadian Securities Laws, the AIM Rules or any other applicable laws with respect to such material or change in a material fact have been complied with and any appropriate receipts or similar documents obtained for such filings and notice of such filings from the Corporation or its counsel have been received by the Underwriters; and

(ii) the date upon which the commercial copies of any Supplementary Material have been delivered in accordance with section 7(e).

(g) *Waiver or Extension.* The Underwriters may, in their absolute discretion, waive the requirement that the Corporation deliver to them any of the documents or items listed in this section 7 or may extend the time for delivery of any of such documents or items. Any waiver or extension may be granted by the Underwriters subject to such conditions as they determine.

(h) *Completion of Distribution.* The Underwriters shall after the Closing Time:

(i) use their reasonable best efforts, and shall cause the Selling Firms to use their reasonable best efforts, to complete the distribution of the Purchased Shares and, if applicable, the Additional Shares as promptly as possible; and

(ii) give prompt written notice to the Corporation when, in the opinion of the Underwriters, they have completed distribution of the Purchased Shares and, if applicable, the Additional Shares, including the total proceeds

realized in each of the Qualifying Provinces, the UK and any other jurisdiction from such distribution.

8. Material Change During Distribution.

(a) During the period from the date of this Agreement to the completion of distribution of the Offered Shares under the Offering Documents, the Corporation shall forthwith notify the Underwriters in writing of:

(i) any adverse material change (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) in the business, financial condition, affairs, operations, business prospects, assets, liabilities or obligations (contingent or otherwise) or capital of the Corporation and the Subsidiaries, taken as a whole;

(ii) any previous undisclosed material fact (other than a material fact relating solely to the Underwriters) required to be disclosed in an Offering Document, or any material fact that has arisen or has been discovered which was not stated in an Offering Document and which would have been required to have been stated in an Offering Document had the fact arisen or been discovered on, or prior to, the date of the Offering Document; and

(iii) any change in any material fact or matter covered by a statement contained in any of the Offering Documents which change is, or may be, of such a nature as to render any statement in the Offering Documents misleading or untrue or which would result in a misrepresentation in the Offering Documents or which would result in the Offering Documents not complying with Canadian Securities Laws, other laws of any Qualifying Province, applicable laws of the UK (including without limitation, FSMA) or which would reasonably be expected to have a significant adverse effect on the market price or value of the Offered Shares.

(b) During the period from the date of this Agreement to the completion of distribution of the Offered Shares, the Corporation shall forthwith, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Underwriters, with all applicable filing and other requirements under Canadian Securities Laws, the AIM Rules, applicable UK securities laws or any other applicable laws as a result of such material fact or material change or significant change; provided that the Corporation shall not file or publish any Supplementary Material or other document without first obtaining the approval of the Underwriters (such approval not to be unreasonably withheld or delayed), after consultation with the Underwriters with respect to the form and content thereof. The Corporation shall forthwith in good faith discuss with the Underwriters any fact or change in circumstances

(actual, anticipated, contemplated, proposed or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this section.

(c) Until the distribution of the Offered Shares shall have been completed under the Prospectus, the Corporation shall forthwith advise the Underwriters of and provide the Underwriters with, copies, of any written communications relating to:

(i) the issuance by any securities regulatory authority, including the TSX or London Stock Exchange, of any order suspending or preventing the use of any of the Offering Documents or any cease-trading or stop order or any halt in trading relating to the Common Shares or the institution or threat of any proceedings for that purpose; and

(ii) the receipt of any material communication relating to the Corporation, the Prospectus or the Offering from any securities regulatory authority, including the TSX or London Stock Exchange, or other authority in each case having jurisdiction under applicable laws over the Company, the Prospectus or the Offering.

The Corporation shall use its best efforts to prevent the issuance of any such cease-trading or stop order or other order suspending or preventing use of any of the Offering Documents, and, if issued, shall forthwith take all reasonable steps which it is able to take and which may be necessary or desirable in order to obtain the withdrawal thereof as soon as is reasonably practicable.

9. Change in Securities Laws.

If during distribution of the Offered Shares and prior to Closing there shall be any change in Canadian Securities Laws, the AIM Rules, FSMA or any other applicable laws in any jurisdiction which, in the reasonable opinion of the Underwriters, requires the filing of any Supplementary Material, the Corporation shall, to the reasonable satisfaction of the Underwriters, promptly prepare, file and/or publish (as applicable) such Supplementary Material:

(i) with the Canadian Securities Regulators in each of the Qualifying Provinces;

(ii) the UK; and/or

(iii) any other jurisdiction, as the case may be, where such filing and/or publication is required;

provided that the Corporation shall not file or publish any Supplementary Material or other document without first obtaining the approval of the Underwriters (such approval not to be

unreasonably withheld or delayed), after consultation with the Underwriters with respect to the form and content thereof.

10. Covenants, Representations and Warranties.

(1) Other Covenants, Representations and Warranties of the Corporation.

The Corporation hereby covenants, represents and warrants as set out in Schedule 2 to the Underwriters as at the date of this Agreement and at all times up to and including Closing as if repeated by reference to the facts and circumstances existing at all such times and as at Closing, and acknowledges that the Underwriters are relying upon such representations, warranties and covenants in connection with their execution and delivery of this Agreement and the performance of their obligations hereunder.

(2) Notification to the Underwriters.

The Corporation undertakes to notify the Underwriters immediately if it comes to its knowledge at any time up to the Closing Time that any of the representations and warranties in this Agreement was not true or accurate or was misleading in any material respect when given or made or has ceased to be true or accurate in any material respect or has become misleading by reference to the facts or circumstances from time to time subsisting and of all other information of which it becomes aware which may give rise to an obligation to prepare and file Supplementary Material. If, at any time prior to the Closing Time, the Underwriters shall receive notification pursuant to this section or they shall otherwise become aware that any of the representations and warranties in this Agreement is or has become or is likely to become untrue, inaccurate or misleading in any material respect, the Underwriters may (without prejudice to their right to terminate their obligations under this Agreement pursuant to section 14) require the Corporation at its own expense to make or cause to be made such announcement as the Underwriters may reasonably determine.

11. Closing Matters.

(a) *Closing of the Offering.* The purchase and sale of the Purchased Shares shall be completed at the Closing Time at the offices of Wildeboer in Toronto, Ontario or at such other place as the Underwriters and the Corporation may agree. The Corporation will deliver to Canaccord for the respective accounts of the Underwriters the Purchased Shares to be issued or sold in accordance with this Agreement through the facilities of CDS Clearing and Depository Services Inc. ("**CDS**"), except for Common Shares issued in the U.S. Private Placement, which shall be delivered at the Closing in physical form, outside of CDS, at the direction of Canaccord, and each certificate representing such Common Shares shall bear the restrictive U.S. securities legend set forth in the U.S. Placement Memorandum, against payment to the Corporation of the aggregate purchase price for the Purchased Shares by cheque, bank draft, wire transfer, deposit in an agreed account, or other method acceptable to the Corporation and the Underwriters, net of the applicable Underwriters' Fees. Notwithstanding the foregoing, it is

agreed that with respect to Purchased Shares that are placed in Europe or to purchasers settling through the CREST System, the Underwriters' purchase of the Purchased Shares may, at the Underwriters' request and subject to such additional documentation being provided to the Corporation by the Underwriters in connection therewith at such time in advance of the Closing Date as the Corporation may reasonably request, take place pursuant to typical settlement procedures under the CREST System by the delivery of CREST depository interests in respect of such Purchased Shares.

(b) *Over-Allotment Option Closing.* The purchase, sale, issue and delivery of the Additional Shares shall be completed at the Over-Allotment Option Closing Time at the offices of Wildeboer in Toronto, Ontario or at such other place as the Corporation and the Underwriters may agree. At the Over-Allotment Option Closing Time, the Corporation shall deliver to Canaccord for the respective accounts of the Underwriters the Additional Shares to be issued or sold in accordance with this Agreement through the facilities of CDS or, if such Additional Shares have been sold in the U.S. Private Placements, certificates will be delivered in physical form in the manner and form specified in Section 11(a) hereof, against payment by the Underwriters to the Corporation of the aggregate price for the Additional Shares in respect of which the Over-Allotment Option is being exercised by cheque, bank draft, wire transfer, deposit in an agreed account or other method acceptable to the Corporation and the Underwriters, net of the applicable Underwriters' Fees. Notwithstanding the foregoing, it is agreed that with respect to Additional Shares that are placed in Europe or to purchasers settling through the CREST System, the Underwriters' purchase of the Additional Shares may, at the Underwriters' request and subject to such additional documentation being provided to the Corporation by the Underwriters in connection therewith at such time in advance of the Closing Date as the Corporation may reasonably request, take place pursuant to typical settlement procedures under the CREST System by the delivery of CREST depository interests in respect of such Additional Shares.

(c) *Registrar.* The Corporation shall pay all fees and expenses payable to the Registrar, CDS or in connection with the use of the CREST System in connection with the sale of the Offered Shares contemplated by this section 11 and the fees and expenses payable to the Registrar, CDS or in connection with the use of the CREST System in connection with the initial or additional transfers as may be required in the course of the distribution of the Offered Shares.

12. Conditions.

(a) The Underwriters' obligations hereunder shall be subject to the accuracy of the representations and warranties of the Corporation, contained in this Agreement as of the date of this Agreement and as of the Closing Date, the performance by the Corporation, of its obligations under this Agreement and the following conditions:

(i) the Underwriters shall have received at the Closing Time certificates dated as of the Closing Date, addressed to the Underwriters and counsel

to the Underwriters and signed by each of the President and Chief Financial Officer of the Corporation or other officers of the Corporation acceptable to the Underwriters certifying for and on behalf of the Corporation with respect to the constating documents and by-laws of the Corporation, all resolutions of the board of directors of the Corporation relating to this Agreement, the Offering contemplated hereby, the incumbency and specimen signatures of signing officers of the Corporation and with respect to such other matters as the Underwriters may reasonably request;

(ii) the Underwriters shall have received at the Closing Time a certificate or certificates dated as of the Closing Date, addressed to the Underwriters and counsel to the Underwriters and signed by each of the President and Chief Financial Officer of the Corporation or other officers of the Corporation acceptable to the Underwriters, certifying for and on behalf of the Corporation, after having made due enquiry and after having carefully examined the Offering Documents, that:

(A) since the respective dates as of which information is given in the Offering Documents (A) there has been no material change (actual, anticipated, contemplated, proposed or threatened, whether financial or otherwise) in the business, financial condition, affairs, operations, business prospects, assets, liabilities or obligations (contingent or otherwise) or capital of the Corporation and each Subsidiary on a consolidated basis and (B) no transaction has been entered into by the Corporation or a Subsidiary which is material to the Corporation and the Subsidiaries on a consolidated basis, other than as disclosed in the Offering Documents;

(B) there are no contingent liabilities affecting the Corporation which are material to the Corporation and the Subsidiaries on a consolidated basis, other than as disclosed in the Offering Documents;

(C) no order, ruling or determination having the effect of suspending the issuance, sale, exercise or conversion or ceasing the trading of the Common Shares, including the Offered Shares, or any other securities of the Corporation has been issued or made by any court or regulatory authority (including the TSX and London Stock Exchange) and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under

any applicable securities laws or by any other regulatory authority;

(D) the Corporation has complied with and satisfied in all material respects the covenants, terms and conditions of this Agreement on its part to be complied with and satisfied up to the Closing Time;

(E) the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Time after giving effect to the transactions contemplated by this Agreement; and

(F) such other matters as the Underwriters may reasonably request;

(iii) if Purchased Shares have been sold to U.S. Persons in the Offering, the Underwriters shall have received at the Closing Time (a) a legal opinion, in form and substance satisfactory to the Underwriters, addressed to the Underwriters from Allen & Overy LLP, to the effect that the offer and sale of the Offered Shares in the U.S. Placement as set forth in this Agreement does not require registration under the U.S. Securities Act and (b) a U.S. disclosure letter, in form and substance satisfactory to the Underwriters, addressed to the Underwriters from Allen & Overy LLP;

(iv) the Underwriters shall have received at the Closing Time (i) a legal opinion dated the Closing Date, in form and substance satisfactory to counsel to the Underwriters, addressed to the Underwriters and the Underwriters' counsel from Wildeboer, as to the laws of Canada and the Qualifying Provinces and the matters referred to in Schedule 1, which counsel in turn may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than Ontario (and the laws of Canada applicable therein) and, as to matters of fact, on certificates of the auditors of the Corporation, public officials and officers of the Corporation and correspondence between public and stock exchange officials and (ii) a legal opinion dated the Closing Date, in form and substance satisfactory to counsel to the Underwriters, addressed to the Underwriters from Blakes, as to the laws of Canada and the Qualifying Provinces and the matters referred to in Schedule 1, which counsel in turn may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than Ontario (and the laws of Canada applicable therein) and, as to matters of fact, on certificates of the auditors of the Corporation, public officials and officers of the Corporation and correspondence between public and stock exchange officials;

(v) the Underwriters shall have received at the Closing Time a letter dated the Closing Date, in form and substance satisfactory to the Underwriters addressed to the Underwriters from the Auditors, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to section 7(a)(vii) with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to Closing Date, which changes shall be acceptable to the Underwriters;

(vi) compliance by the Corporation with its obligations under this Agreement, including delivery by the Corporation to the Underwriters of each of the documents set forth in section 7 by the times and dates therein stated; and

(vii) the Underwriters not having exercised their right to terminate this Agreement pursuant to section 14.

(b) The Corporation agrees with the Underwriters to use its best efforts to procure satisfaction of the conditions contained in this section 12 by the times and dates stated therein. Any condition may be waived, in whole or in part, and the time of satisfaction of any condition may be extended, by the Underwriters (acting in their absolute discretion and without any obligation to make any such waiver or extension) by written notice to the Corporation.

(c) If any condition is not satisfied in all respects or (where applicable) waived by the Underwriters or becomes incapable of being satisfied (and is not so waived) by the required time (or such later time as the Underwriters and the Corporation may agree but in any event not later than 9:30 a.m. (Toronto time) on March 1, 2007), the obligations of the parties under this Agreement shall cease and terminate and no party shall have any claim against the others for costs, damages, compensation or otherwise except:

(i) in respect of a breach by any party of the terms of this Agreement; and

(ii) by the Underwriters pursuant to the provisions of sections 15,16 and 18.

13. Additional Covenants.

Without the prior written consent of the Underwriters, such consent not to be unreasonably withheld or delayed, during the period commencing on the date hereof and ending on the day which is 45 days following the Closing Date, the Corporation shall not, directly or indirectly, offer, sell or issue Common Shares or securities convertible into or exercisable or exchangeable for Common Shares (other than pursuant to (i) to the exercise of options and warrants and the vesting of restricted shares, which on the date hereof, are existing obligations of the Corporation and are disclosed in the Final Prospectus or (ii) acquisitions entered into by the Corporation with Persons at arm's length (within the meaning of the ***Income Tax Act*** (Canada)) to the Corporation in respect of which the each of Canaccord and Morgan Stanley has provided

its prior written consent, such consent not to be unreasonably withheld) or agree to or announce any such offer, sale or issuance, at a price per security less than the price of the Purchased Shares pursuant to the Offering.

14. Rights of Termination.

(1) Each Underwriter will be entitled to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(a) *Litigation.* Any enquiry, action, suit, investigation or other proceeding, whether formal or informal, is commenced, announced or threatened or any order is made by any securities regulatory authority, stock exchange or any other federal, provincial or other governmental authority in Canada, the United States, the UK or elsewhere, including, without limitation, the TSX or the London Stock Exchange, in relation to the Corporation or any Subsidiary or the Corporation's Directors and officers in their capacity as such with the Corporation which, in the sole opinion of the Underwriter, acting reasonably, operates to prevent or restrict materially the distribution or trading of the Offered Shares or any other securities of the Corporation in any of the Qualifying Provinces, the United States, the UK or any other jurisdiction in Europe;

(b) *Disaster Out.* There should develop, occur or come into effect or existence any event, action, state condition or occurrence of national or international consequence, acts of hostility, or any action, governmental action, law or regulation, enquiry or other occurrence, whether in any financial market or otherwise, of any nature whatsoever which, in the sole opinion of the Underwriter, acting reasonably, materially adversely affects or may materially adversely affect the Canadian, UK or United States financial markets or the business of the Corporation and the Subsidiaries, taken as a whole; or

(c) *Material Adverse Change.* There should occur or be announced by the Corporation any adverse material change or a change in any material fact contemplated by section 8, or there should be discovered any previously undisclosed material fact (other than a material fact related solely to the Underwriters or any of their affiliates) required to be disclosed in an Offering Document, which results, or in the opinion of the Underwriter, is reasonably expected to result, in purchasers of a material number of Offered Shares exercising their right under applicable legislation to withdraw from their purchase of Offered Shares or, in the sole opinion of the Underwriter, acting reasonably, has or may be expected to have a significant adverse effect on the market price or value of the Purchased Shares.

(2) The Corporation agrees that all representations, warranties, terms and conditions of this Agreement (including the conditions in section 12) shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its best efforts to cause such representations, warranties, terms and conditions not to be breached and to be complied with, and that any breach or failure by it to comply with any such conditions shall entitle each of the Underwriters to terminate its obligations (and any

obligations of any affiliates and any Selling Firms) under this Agreement by notice to that effect given to the Corporation at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. Each Underwriter may waive, in whole or in part, or extend the time for compliance with, any representations, warranties, terms and conditions without prejudice to its rights in respect of any other of such representations, warranties, terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriter only if such waiver or extension is in writing and signed by the Underwriter.

(3) The rights of termination contained in this section 14 may be exercised by each of the Underwriters (on their own behalf and on behalf of their respective affiliates and any Selling Firms) and are in addition to any other rights or remedies such Underwriter (or their respective affiliates or Selling Firms) may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability or obligation on the part of an Underwriter (or their respective affiliates or Selling Firms) to the Corporation, or on the part of the Corporation to the Underwriter except in respect of any liability or obligation under any of sections 15, 16 and 18 which shall remain in full force and effect. A notice of termination given by one Underwriter under this section 14 will not be binding upon the other Underwriters.

15. Indemnification.

(a) *Indemnification.* The Corporation agrees to indemnify and hold harmless each of the Underwriters and each of their affiliates, the Selling Firms, and each of their respective directors, officers, employees, partners, shareholders and each other person, if any, directly or indirectly controlling the Underwriters, a Selling Firm, or any of their respective affiliates (collectively, the "**Indemnified Parties**" and individually, an **"Indemnified Party")** from and against any and all Claims to which such Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, or as a consequence of:

(i) any information or statement (except any statement relating solely to an Underwriter and provided by the Underwriter for inclusion in the Prospectus) contained in the Offering Documents or in any certificate or other document of the Corporation filed with any securities commission or similar regulatory authority which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(ii) any omission or alleged omission to state in the Offering Documents or in any certificate or other document of the Corporation filed or delivered pursuant to this Agreement, or otherwise filed with or delivered to any securities commission or similar regulatory authority, any fact or

information (except facts relating solely to an Underwriter), whether or not material, required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iii) any order made or enquiry, investigation or proceeding, whether formal or informal, commenced, announced or threatened by any securities regulatory authority or any other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement, omission or misrepresentation or alleged statement, omission or misrepresentation relating solely to an Underwriter and provided or not provided by the Underwriter, as the case may be) in any Offering Document or in any certificate or other document of the Corporation filed or delivered pursuant to this Agreement, or otherwise filed with or delivered to any securities commission or similar regulatory authority, or based upon any failure to comply with Canadian Securities Laws or any other applicable securities laws (other than any failure or alleged failure to comply by an Underwriter), preventing or restricting the trading in or the sale or distribution of the Offered Shares in any of the Qualifying Provinces;

(iv) the breach by the Corporation of any of its representations or warranties in this Agreement or the failure of the Corporation to comply with any of its obligations under this Agreement;

(v) the non-compliance or alleged non-compliance by the Corporation with any Canadian Securities Law or applicable provisions of United States or UK securities laws or any other applicable securities laws in connection with the Offering and the transactions contemplated by this Agreement including the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(vi) any breach or alleged breach by the Corporation or a Director, as the case may be of the laws or regulations of the UK or any other country or any stock exchange in connection with the Offering or any failure to comply with any relevant laws or regulations of such country or stock exchange.

(b) *Notification of Claims.* If any Claim contemplated by section 15(a) is asserted against any Indemnified Party, the Indemnified Party will notify the Corporation as soon as possible of the nature of such Claim, provided that any omission to so notify as soon as possible the Corporation will not relieve the Corporation, from any liability which it may have to any Indemnified Party under this section and any omission so to notify the Corporation of

any Claim shall affect the Corporation's liability only to the extent that it is materially prejudiced by that failure, and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim; and further provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party acting reasonably and that no admission of liability or settlement of any such Claim may be made by the Corporation or the Indemnified Party without the prior written consent of the other parties acting reasonably unless an unconditional settlement includes a release of the Indemnified Party and the Corporation from any liabilities arising out of such Claim.

(c) *Retaining Counsel.* In any Claim in respect of which notification is given by an Indemnified Party pursuant to section 15(b), the Indemnified Party shall have the right to retain other counsel to act on his or its behalf and participate in the defence of such Claim, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation does not assume the defence of the Claim within a reasonable period of time of being notified of such Claim; (ii) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added, third or impleaded party) include both the Indemnified Party and the Corporation, and the representation of both parties by the same counsel would be inappropriate due to the actual or potential conflicting interests between them or additional defences are available to an Indemnified Party, in each of which cases the Corporation shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party. In no event shall the Corporation be required to pay the reasonable fees and expenses of more than one counsel in any one jurisdiction for all of the Indemnified Parties in respect of any particular Claim or related set of Claims.

(d) *Right of Indemnity in Favour of Others.* With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Corporation to constitute the Underwriters as trustee for such Indemnified Party of the rights and benefits of this section and the Underwriters agree to accept such trust and to hold the rights and benefits of this section in trust for and on behalf of such Indemnified Party.

(e) *Responsibility.* Except in respect of statements expressly agreed by the Underwriters in writing, neither the Underwriters nor any of their affiliates or advisers will be responsible to the Corporation or to any other person responsible for the Prospectus for verifying the accuracy or fairness of the information published in the Prospectus or otherwise published by the Corporation in connection with the Offering or Admission.

(f) *Gross Up.* All sums payable to the Underwriters, or any of their respective affiliates pursuant to this section 15 shall be paid free and clear of all deductions or withholdings unless the deduction or withholding is required by law, in which event, the payor shall pay such additional amount as will be required to ensure that the net amount received by the relevant person will equal the full amount which would have been received by it had such deduction or withholding not been made. If the United Kingdom Inland Revenue or any other

taxing authority in any jurisdiction brings into any charge for taxation (or into any computation of income, profits or gains for the purpose of any charge for taxation) any sum payable under any indemnity contained in this section 15, the amount so payable shall be increased, by such amount as will ensure that after deduction of the taxation so chargeable there shall remain a sum equal to the amount that would otherwise be payable under such indemnity.

(g) *Non-Prejudice.* The indemnity provisions set forth in this section 15 and the contribution provisions set forth in section 16 and the obligations of the Corporation thereunder shall be in addition to any liability which the Corporation may otherwise have and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation and the Indemnified Parties.

16. Contribution.

(a) *Contribution.* If the indemnification provided for in section 15 is unavailable to an Indemnified Party under subsection (a) of section 15 or insufficient to hold an Indemnified Party harmless in respect of Claims, then each applicable Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party as a result of such Claims (i) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the Offering of the Shares or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also to the relative fault of the Corporation on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Claims, as well as any other relevant equitable considerations. The relative benefits received by the Corporation on the one hand and the Underwriters on the other shall be deemed to be in the same respective proportions as the total proceeds from the Offering (net of Underwriters' Fees but before deducting expenses) received by the Corporation, and the total Underwriters' Fees received by the Underwriters, bear to the gross proceeds of the Offering. The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the untrue statement or alleged untrue statement of a material fact or omission or alleged omission relates to information supplied by the Corporation or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Indemnifier shall in any event be liable to contribute to the amount paid or payable by an Indemnified Party as a result of a Claim, any amounts in excess of the Underwriters' Fees actually received by the Underwriters in the case of the Underwriters, and any portion of the Underwriters' Fees actually received by the Indemnified Party in the case of an Indemnified Party other than the Underwriters. The Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the Underwriters' Fees or any portion of such fees actually received.

(b) *Right of Contribution in Addition to Other Rights.* The rights to contribution provided in this section shall be in addition to and not in derogation of any other right to contribution which an Indemnified Party may have by statute or otherwise at law.

(c) *Calculation of Contribution.* If the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of:

(i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined under section 16(a); and

(ii) the amount of the Underwriters' Fees actually received by the Underwriters from the Corporation under this Agreement.

(d) *Right of Contribution in Favour of Others.* With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Corporation to constitute the Underwriters as trustee for such Indemnified Party of the rights and benefits of this section and the Underwriters agree to accept such trust and to hold the rights and benefits of this section in trust for and on behalf of such Indemnified Party.

17. Severability.

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

18. Expenses.

Whether or not the transactions contemplated by this Agreement shall be completed all expenses of or incidental to the Offering and Admission, including the issue of the Offering Documents, the issue, sale and delivery of the Offered Shares, and all expenses of or incidental to all other matters in connection with the transactions set out in this Agreement, shall be borne by the Corporation including, without limitation:

(a) fees and expenses payable in connection with the qualification of the Offered Shares for distribution, the fees relating to listing or Admission of the Offered Shares on any exchange or market, all fees and disbursements of counsel to the Corporation, all fees and expenses of the Auditors, the reasonable fees and expenses relating to the marketing of the Offered Shares (including, without limitation, "road shows", marketing meetings, marketing documentation and institutional investor meetings) and all costs incurred in connection with the preparation, printing and mailing of the Offering Documents and certificates representing the Offered Shares;

(b) (i) fees of US$100,000 of Blakes to the Underwriters; (ii) fees of Allen & Overy LLP of US$100,000 to the Underwriters; and (iii) all other out-of-pocket expenses of the Underwriters including all travel expenses in connection with due diligence, marketing meetings and "road shows"; and

(c) the fees and expenses payable in connection with hedging the proceeds derived from the sale of the Offered Shares that are payable in pounds sterling against any variation in the exchange rate for conversion of such proceeds into Canadian dollars; and

(d) all stamp duty or stamp duty reserve tax and any related costs, fines, penalties and interest payable by any other person in respect of his acquisition of Purchased Shares and Additional Shares pursuant to the Offering.

19. Obligation to Purchase.

(a) *Obligation of Underwriters to Purchase.* Subject to the terms of this Agreement, the obligation of the Underwriters to purchase the Purchased Shares at the Closing Time shall be several and not joint and several and shall be limited to the percentage of the Purchased Shares set out opposite the name of the Underwriters respectively below:

Canaccord	44.7%
Morgan Stanley	31.6%
Paradigm	15.8%
LOM	5.3%
GMP	2.6%
	100.0%

Nothing in this paragraph shall oblige the Corporation to sell to any or all of the Underwriters or the Underwriters to purchase less than all of the Purchased Shares or relieve from liability to the Corporation or the other Underwriters, any Underwriter which shall be in default hereunder. If, at either the Closing Time or the Over-Allotment Closing Time, any of the Underwriters (a "**Defaulting Underwriter**") fails to subscribe and pay for any of the Purchased Shares or Additional Shares, as applicable, which have been allocated to such Underwriter (the "**Default Offer Shares**") and such failure constitutes a default in the performance of its obligations under this Agreement, the other Underwriters shall be entitled to (within 24 hours thereafter) make arrangement for the payment for the default Offer Shares upon the terms of this Agreement. In the event that such right is not exercised, the other Underwriters that are not in default shall have no liability to the Corporation if another Underwriter fails to take up and pay for its percentage of the Purchased Shares or Additional Shares, as applicable. If an Underwriter fails to pay for Purchased Shares or Additional Shares, as applicable, under this Agreement and the non-defaulting Underwriters pay for the Default Offer Shares, the relevant closing date shall be postponed for such period, not exceeding five Business Days, in order that any necessary changes in the Prospectus or any other documents or arrangements may be made. Nothing in this Agreement shall relieve a defaulting Underwriter of its liability, if any, to the Corporation or to the non-defaulting Underwriters for damages caused by its default. If the non-defaulting Underwriters have not paid for the Default Offer Shares by the relevant closing

date (as postponed in accordance with this subclause), the Corporation may terminate this Agreement by notice in writing to the Underwriters. In the event of termination by the Corporation of its obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may arise under paragraphs 15, 16 and 18.

(b) *Rights to Purchase of Other Underwriters.* In the event that one or more but not all of the Underwriters shall exercise its or their right of termination under section 14, the other Underwriters shall have the right, but shall not be obligated, to purchase all of the percentage of the Purchased Shares which would otherwise have been purchased by such Underwriter or Underwriters that has or have so exercised its or their right of termination.

20. Authority of Canaccord.

The Corporation shall be entitled to rely and shall act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters by Canaccord, which has authority to bind the Underwriters with respect to all matters covered by this Agreement insofar as such matters relate to the Underwriters, with the exception of matters arising under sections 13, 14, 15 and 16.

21. Use of the Advice of the Underwriters.

The Corporation agrees that all written and oral opinions, advice, analysis and materials provided by the Underwriters in connection with the offering contemplated herein are intended solely for the Corporation's benefit and for the Corporation's use only and the Corporation covenants and agrees that no such opinions, advice or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without the prior consent of Canaccord, on behalf of the Underwriters, in each specific circumstance.

22. Money Laundering.

The Corporation agrees to provide such evidence of its identity and that of its respective Directors, officers and shareholders and other parties as the Underwriters may reasonably require in order to comply with their obligations under legislation and regulations dealing with money laundering and drug trafficking. The Underwriters may terminate this Agreement (without further obligation) if the Corporation fails to comply with the provisions of this section 22 and the Underwriters may make such disclosure to the competent authorities as are reasonable as a result of such failure.

23. Survival.

The representations, warranties, obligations and agreements contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the offer and sale of the Offered Shares shall survive the Offering and sale of the Offered Shares and shall continue

in full force and effect unaffected by any subsequent disposition of the Offered Shares by the Underwriters or a purchaser or the termination of the Underwriters' obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of any of the Offering Documents or the distribution of the Offered Shares.

24. Time of the Essence.

Time shall be of the essence of this Agreement.

25. Governing Law and Venue.

This Agreement shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein governing contracts made and to be performed wholly therein and without reference to its principles governing the choice or conflict of laws. The parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Ontario, sitting in the City of Toronto, with respect to any dispute related to this Agreement.

26. Currency.

All funds referred to in this Agreement shall be in Canadian dollars unless otherwise specified.

27. Notice.

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a **"Notice"**) shall be in writing addressed as follows:

If to the Corporation, addressed and sent to:

JumpTV Inc.
BCE Place, Suite 3840
161 Bay Street
Toronto, Ontario M5J 2S1

Attention: G. Scott Paterson
Fax: 416-368-6414

with a copy to:

Wildeboer & Dellelce LLP
Suite 800
Wildeboer Dellelce Place
365 Bay Street
Toronto, Ontario M5H 2V1

Attention: Perry Dellelce
Fax: 416-361-1790

If to the Underwriters, addressed and sent to:

Canaccord Capital Corporation
BCE Place, Suite 3000
161 Bay Street
Toronto, Ontario M5J 2S1

Attention: Mark Pavan
Fax: 416-869-3876

and to:

Morgan Stanley Canada Limited
181 Bay Street
Suite 3700
Toronto, Ontario M5J 2T3

Attention: Dougal Macdonald
Fax: 416-943-8494

and to:

Paradigm Capital Inc.
95 Wellington St. W., #2101
Toronto, Ontario M5J 2N7

Attention: Tony Pullen
Fax: 416-361-0679

and to:

Loewen, Ondaatje, McCutcheon Limited
55 Avenue Road
Suite 2250, East Tower
Toronto, Ontario M5R 3L2

Attention: Priya Patil
Fax: 416-964 4493

and to:

GMP Securities Inc.
145 King Street West, Suite 300
Toronto, Ontario M5H 1J8

Attention: Paul Pew
Fax: 416-943-6160

with a copy to:

Blake Cassels & Graydon LLP
199 Bay Street, Suite 2800
Commerce Court West
P.O. Box 25
Toronto, Ontario M5L 1A9

Attention: Chris Hewat
Fax: 416-863-2653

or to such other address as any of the persons may designate by Notice given to the others.

Each Notice shall be personally delivered to the addressee or sent by fax to the addressee and (i) a Notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a Notice which is sent by fax shall be deemed to be given and received on the first Business Day following the day on which it is sent.

28. Conflict of Interest.

The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations under applicable securities laws and have fiduciary relationships with their respective clients; and (ii) consents to each of the Underwriters acting hereunder while continuing to act for its respective clients. To the extent that the Underwriters' statutory obligations under the applicable securities laws or fiduciary relationships with their respective clients conflicts with their obligations hereunder, the Underwriters shall be entitled to fulfil their statutory obligations under applicable securities laws and their fiduciary duties to their respective clients. Nothing in this Agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations under applicable securities laws or satisfying their fiduciary duties to their clients.

29. Entire Agreement.

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

30. Announcements.

The Corporation will not between the date of this Agreement and the earlier of the date that any Underwriter terminates its obligations pursuant to this Agreement and the Closing Date, make any public announcement in relation to the business of the Corporation or any transactions entered into by it or do anything as a result of which they may become obliged to make any such announcement without the prior written consent of Canaccord, on behalf of the Underwriters, as to the contents and timing or manner of dispatch thereof. The Corporation shall use all reasonable endeavours to procure that employees of the Corporation and its Subsidiaries and advisers to the Corporation observe the restriction set out in this clause as if they were parties thereto.

In addition, between the date of this Agreement and the earlier of the date that any Underwriter terminates its obligations pursuant to this Agreement and the Closing Date, the Corporation shall provide the Underwriters with a copy of all press releases to be issued by the Corporation concerning the Offering prior to the issuance thereof, and shall give the Underwriters an opportunity to provide comments on any such press release.

Notwithstanding the foregoing, nothing contained in this section shall prevent the Corporation from issuing a press release forthwith in the event that counsel advises that it is necessary in order to comply with securities laws or the rules or requirements of the TSX or AIM.

31. Counterparts/Facsimile Signatures.

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. The transmission by facsimile of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party's intention to be bound by this Agreement and that party's agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

UNDERWRITING AGREEMENT

DATED 1 AUGUST, 2006

JUMPTV INC.

and

THE DIRECTORS

and

CANACCORD ADAMS LIMITED

and

MORGAN STANLEY SECURITIES LIMITED

ALLEN & OVERY

ALLEN & OVERY LLP

LONDON

CONTENTS

Clause		Page
1.	Interpretation	3
2.	Offer and Underwriting	8
3.	Overallotment Option	9
4.	Application for Admission	10
5.	Closing	12
6.	Commissions	16
7.	Expenses	16
8.	Representations and Warranties	17
9.	Undertakings	18
10.	Announcements	20
11.	US Undertakings	21
12.	Waiver, Indemnity and Contribution	21
13.	Conditions	25
14.	Underwriters' Warranties and Undertakings	26
15.	Stabilisation	28
16.	Termination	28
17.	Exclusions	30
18.	Tax	31
19.	Notices	32
20.	General	33
21.	Governing Law and Jurisdiction	34

Schedule

1.	Directors	35
	Part 1 Executive Directors	35
	Part 2 Non-Executive Directors	35
2.	Underwriters	56
3.	Representations, Warranties and Undertakings	78
4.	Delivery of Documents	89

Signatories 3

THIS AGREEMENT is made on 1 August, 2006,

BETWEEN:

(1) **JUMPTV INC.**, a company incorporated under the laws of the province of Ontario, Canada (with corporation number 3698882), whose registered office and principal place of business is at BCE Place, 161 Bay Street, PO Box 214, Suite 3840, Toronto, Ontario, Canada H5J 2S1 (the **Company**);

(2) **THE PERSONS** whose names and addresses are set out in Schedule 1 (the **Directors**);

(3) **CANACCORD ADAMS LIMITED**, a company incorporated in England and Wales with registered number 2814897, whose registered office is at Brook House, 27 Upper Brook Street, London W1K 7QF, United Kingdom (**Canaccord**); and

(4) **MORGAN STANLEY SECURITIES LIMITED**, a company incorporated in England with registered number 02068221, whose registered office is at 25 Cabot Square, London E14 4QA (**Morgan Stanley**).

WHEREAS:

(A) The Company was incorporated under the laws of the province of Ontario, Canada and has an authorised capital consisting of an unlimited number of Shares and an unlimited number of Class 1 preference shares and Class 2 preference shares.

(B) The Company proposes to issue the New Shares. In addition, pursuant to the option referred to in clause 3, the Underwriters may require the Company to issue the Additional Shares.

(C) Application has been or will be made to the London Stock Exchange to admit all of the Company's issued and outstanding Shares to trading on AIM and to the Toronto Stock Exchange for listing on TSX.

(D) The Underwriters have sought or procured to be sought non-binding indications of interest from institutional investors in the United Kingdom, Canada and certain other jurisdictions (including the United States), to subscribe for Offer Shares. Any offers or sales in the United States in connection with the Offer will only be made to Qualified Institutional Buyers (as defined in Rule 144A).

(E) No prospectus has been approved by the Financial Services Authority in the UK in connection with the Offer and, consequently, the Offer Shares may not be offered or sold directly in the United Kingdom except in circumstances where section 85(1) of the Act does not apply.

IT IS AGREED as follows:

1. INTERPRETATION

1.1 In this agreement:

Accountants means Ernst & Young LLP of Ernst & Young Tower, PO Box 251, 222 Bay St., Toronto, Canada;

Act means the UK Financial Services and Markets Act 2000;

Additional Offering Materials means the roadshow presentations in respect of the Offer and any press announcements relating to the Company's intention to apply for Admission and/or the Offer and the Canaccord terms sheet in the agreed form and the Morgan Stanley supplemental information in the agreed form;

Additional Shares has the meaning given in clause 3;

Admission means AIM Admission and TSX Listing;

AIM Admission means admission to trading on AIM of the all of the issued and to be issued Shares becoming effective in accordance with Rule 6 of the AIM Rules;

AIM means the AIM market operated by the London Stock Exchange;

AIM Application means the application to the London Stock Exchange for AIM Admission in accordance with Rule 5 of the AIM Rules to be completed and signed by the Company in the agreed form;

AIM Rules means the rules for companies whose securities are admitted to trading on AIM and their nominated advisers published by the London Stock Exchange (as amended from time to time);

affiliate means (save where used in the context of clause 11 or in regards to the Securities Act, in which case the term shall have the meaning given to it in Regulation D under the Securities Act) in relation to any party, any subsidiary undertaking or parent undertaking of that party and any other subsidiary undertaking of that parent undertaking;

agreed form means, in relation to any document, the form of that document which has been initialled for the purpose of identification by or on behalf of the Underwriters and the Company together with such changes as may be agreed by the parties to that document;

Announcement Date means the date of announcement of the results of the Group for the financial year ending 31 December 2006;

Business Day means a day (other than a Saturday or Sunday) on which banks in London and Toronto are open for general business;

Canadian Final Prospectus means the final prospectus of the Company dated the date of this agreement, signed and certified in accordance with Canadian Securities Laws, relating to the qualification for distribution of the Offer Shares in the Qualifying Provinces and in the agreed form;

Canadian Offer means the offering in the Qualifying Provinces of New Shares and, if applicable, Additional Shares;

Canadian Securities Laws means, collectively, all applicable securities laws in each of the Qualifying Provinces and the respective regulations and rules under such laws together with applicable published policy statements, notices and orders of the securities regulatory authorities in the Qualifying Provinces and all discretionary decisions, orders or rulings, if any, made by such securities regulatory authorities in connection with the transactions contemplated hereby;

Canadian Securities Regulators means the applicable securities commission or securities regulatory authority in each of the Qualifying Provinces;

CDIs means dematerialised CREST depository interests representing entitlements to Shares issued by the CREST Depository;

Claims means all and any claims, actions, demands, investigations, judgments, awards or proceedings in any jurisdiction (whether or not successful, compromised or settled, whether joint or several and whether relating to acts, omissions, events, matters or circumstances that occurred before or after the date of this agreement);

Closing Date has the meaning given in clause 5;

Companies Act means the UK Companies Act 1985;

Commencement of Dealings means the commencement of dealings in the Shares on AIM in accordance with Rule 6 of the AIM Rules;

Connected Person has the meaning given in clause 9.5;

Controller means each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act;

CREST means the system enabling title to securities to be evidenced and transferred in dematerialised form operated by CRESTCo in accordance with the Uncertificated Securities Regulations 2001;

CRESTCo means CRESTCo Limited;

CREST Depository means CREST Depository Limited;

CREST Enablement Letter means the letter from the Company to CRESTCo confirming that all conditions relating to the CDIs have been satisfied and requesting that the CDIs are enabled for settlement in CREST;

CREST Regulations means the Uncertificated Securities Regulations 2001;

CREST Rules means the rules, as in force from time to time, within the meaning of the CREST Regulations and/or the Act made by CRESTCo and any rules made by CRESTCo as operator of a designated system under or pursuant to Directive 98/26/EC on settlement finality in payment and securities settlement systems;

Directors means the Executive Directors and the Non-Executive Directors and **Director** means any one of them; .

Directors and Officers Questionnaire means the duly signed and dated questionnaire in the agreed form, together with answers to the questions in it, completed by each of the Directors;

distribution means 'distribution' or 'distribution to the public', as those terms are defined under Canadian Securities Laws;

Encumbrance means any mortgage, pledge, lien, charge, assignment, hypothecation, security interest, option or third party right or interest or any agreement or arrangement having the effect of conferring any of the foregoing;

Engagement Letters means the engagement letters between the Underwriters and the Company dated 25 June 2006;

Exchange Act means the United States Securities Exchange Act of 1934, as amended;

Executive Directors means the executive directors of the Company at the date of this agreement whose names are set out in Part 1 of Schedule 1;

Final Prospectus means the admission document for the purpose of the AIM Rules, comprising the Canadian Final Prospectus (without the "Certificate of the Underwriters" as described therein) and certain additional disclosures made pursuant to the AIM Rules, in the agreed form;

First Closing Date has the meaning given in clause 5;

Group means the Company and its subsidiary undertakings and **Group company** means any of them;

ITA means the Income Tax Act (Canada), as amended from time to time;

London Stock Exchange means London Stock Exchange plc;

Losses means any and all losses, liabilities, damages, charges, costs and expenses of any nature in any jurisdiction including all legal and other reasonable costs and expenses incurred in connection with the investigation, preparation, dispute, defence or settlement of any actual or potential Claim, in which any Indemnified Person is involved in any capacity whether or not it is a party, and **Loss** will be construed accordingly;

MRRS means mutual reliance review system procedures provided for under National Policy 43-201, *Mutual Reliance Review System for Prospectuses and Annual Information Forms*, as currently in effect;

New Shares means 12,000,000 new Shares to be allotted and issued pursuant to the Offer;

Non-Executive Directors means the non-executive directors of the Company at the date of this agreement whose names are set out in Part 2 of Schedule 1;

Offer means the offer of the Offer Shares to certain investors as described in the Prospectus, including the Canadian Offer;

Offer Documents means the Prospectus and the Additional Offering Materials;

Offer Price means Cdn$5.50 per Offer Share in respect of the New Shares the subject of the Canadian Offer and £2.62 per Offer Share in respect of the New Shares the subject of the Offer other than the Canadian Offer;

Offer Shares means the New Shares and so many of the Additional Shares as are issued pursuant to the Overallotment Option;

Option Closing Date has the meaning given in clause 5;

Overallotment Option means the option granted under clause 3;

PFIC means a passive foreign investment company within the meaning of section 1296 of the US Internal Revenue Code of 1986, as amended;

Pathfinder Prospectus means the draft admission document of the Company used in respect of the Offer (other than the Canadian Offer) in the agreed form, comprising the Preliminary Prospectus (without the "Certificate of the Underwriters" as described therein) and certain additional disclosures pursuant to the AIM Rules as amended or supplemented and made available by the Company;

Preliminary Prospectus means the preliminary prospectus of the Company dated 26 June, 2006 signed and certified in accordance with Canadian Securities Laws, relating to the qualification for distribution of the Offer Shares in the Qualifying Provinces as amended or supplemented and made available by the Company;

Prospectus means each of the Preliminary Prospectus, the Pathfinder Prospectus, the Canadian Final Prospectus and the Final Prospectus in relation to the Offer and Admission taken individually and any amendment or supplement to each of them published by the Company;

Prospectus Directive means EC Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State (as defined in clause 14.1;

Qualified Institutional Buyer has the meaning given in Rule 144A;

Qualifying Provinces means all provinces of Canada, other than Quebec;

Registrar means Computershare Investor Services Inc. of 100 University Avenue, 8th Floor, Toronto, Ontario MSJ 2Y1, Canada;

Regulation S means Regulation S under the Securities Act;

Relevant Person means each Underwriter and its subsidiary undertakings and its ultimate parent undertaking and any subsidiary undertaking of such parent undertaking and each of such undertakings' respective shareholders, partners, directors, officers, agents, employees, advisers and affiliates (as such term is defined in Rule 501(b) under the Securities Act) or Controllers of each Underwriter;

Rule 144A means Rule 144A of the Securities Act;

Securities Act means the United States Securities Act of 1933;

Shares means the Common Shares of no par value in the capital of the Company;

Stabilisation Period End Date means the date which is 30 days after (and not including) the date of Admission or such earlier date as the Company and the Underwriters may agree;

statement includes any forecast or estimate and any expression of opinion, belief, expectation, intention or policy;

subsidiary undertaking and **parent undertaking** shall have the meanings given in section 258 of the Companies Act;

TSX means the Toronto Stock Exchange;

TSX Listing means the listing on the TSX of the all of the issued and to be issued common shares of the Company in accordance with Canadian Securities laws and the rules of the TSX;

Underwriters means Morgan Stanley and Canaccord; and

Working Capital Report means the working capital report prepared by the Accountants in connection with the Offer and dated the date of the Final Prospectus.

1.2 References in this agreement to Admission becoming effective are references to admission becoming effective in accordance with the AIM Rules and to TSX Listing becoming effective in accordance with the rules of TSX.

1.3 Where any statement is qualified by the expression "so far as each of the Directors is aware" or "so far as the Company is aware" or any similar expression, that statement shall be deemed to include an additional statement that it has been made after due and careful enquiry.

1.4 In this agreement, words incorporating the singular only shall include the plural and vice versa and references to persons shall include individuals, bodies corporate (wherever incorporated), unincorporated associations and partnerships (including limited partnerships and wherever formed or organised).

1.5 References, express or implied, to an enactment includes references to:

(a) that enactment as re-enacted, amended, renumbered, extended or applied by or under any other enactment (before or after the signature of this agreement);

(b) any enactment which that enactment re-enacts (with or without modification); and

(c) any subordinate legislation made (before or after the signature of this agreement) under that enactment, as re-enacted, amended, renumbered, extended or applied as described in paragraph (a) above, or under any enactment referred to in paragraph (b) above,

and for the avoidance of doubt **enactment** includes any rule, regulation, standard or requirement of the London Stock Exchange, the TSX, the Financial Services Authority or any other body or authority acting under the authority of any enactment, and any legislation in any jurisdiction.

1.6 References in this agreement to times and dates are to London times and dates.

1.7 Subclauses 1.1 to 1.6 of this clause apply throughout this agreement, unless the contrary intention appears.

1.8 The headings in this agreement do not affect its interpretation.

2. OFFER AND UNDERWRITING

2.1 Subject to the terms and conditions of this agreement:

(a) the Company agrees to allot and issue the New Shares at the Offer Price in accordance with the terms and conditions of the Offer and free of all Encumbrances, to subscribers procured by the Underwriters in accordance herewith, failing which to the Underwriters or to persons nominated by the Underwriters; and when delivered and paid for on the First Closing Date, such New Shares will be validly issued, fully paid, non-assessable and free of any pre-emptive rights of the shareholders of the Company;

(b) the Company authorises and instructs the Underwriters to procure subscribers for the New Shares in accordance herewith and for such purpose it:

(i) irrevocably appoints each Underwriter to act as its agent and each Underwriter accepts such appointment;

(ii) confirms that such appointment confers upon the Underwriters all powers, authorities and discretions on its behalf which are necessary for or incidental to the Offer (including the power to appoint sub-agents or to delegate the exercise of any of their powers, authorities and discretions to such persons as the Underwriters, in their absolute discretion, think fit);

(iii) agrees to ratify and approve (whether before or after termination of this agreement) all documents, acts and things which the Underwriters (or their agents or sub-agents or delegates) shall lawfully do in the exercise of such appointment, powers, authorities and discretions; and

(iv) agree to deliver to the Underwriters final copies of the Prospectus and such delivery shall constitute the consent of the Company to the use of such documents in connection with the distribution of the Offer Shares; and

(c) each Underwriter severally, and not jointly, agrees to procure (as agent for the Company) subscribers for, and failing which (as principal) to subscribe for, the number of New Shares set out against its name in Schedule 2, at the Offer Price and otherwise on the terms of this agreement.

2.2 If, in accordance with clause 5.2, either of the Underwriters (a **Defaulting Underwriter**) fails to subscribe and pay for any of the New Shares which have been allocated to such Underwriter pursuant to clause 2.1(c) above or to subscribers procured by such Underwriter (the **Default Offer Shares**) and such failure constitutes a default in the performance of its obligations under this agreement, the other Underwriter shall be entitled to (within 24 hours thereafter) make arrangements for it, or any other person, to subscribe and pay for the Default Offer Shares upon the terms of this agreement. If an Underwriter fails to subscribe and pay for New Shares under this agreement and the non-defaulting Underwriter does procure subscribers to subscribe and pay for the Default Offer Shares, or subscribes and pays for the Default Offer Shares itself, the relevant Closing Date shall be postponed for such period, not exceeding five Business Days, as the non-defaulting Underwriter shall decide so that the required changes in the Prospectus or in any other documents or arrangements may be made. Nothing in this agreement shall relieve a Defaulting Underwriter of its liability, if any, to the Company or to the non-defaulting Underwriter for damages caused by its default. If the non-defaulting Underwriter has not itself subscribed, or procured subscribers, for the Default Offer Shares by the Closing Date (as postponed in accordance with this subclause), the Company may terminate this agreement by notice in writing to the Underwriters.

3. OVERALLOTMENT OPTION

3.1 The Company unconditionally and irrevocably grants to Canaccord, on behalf of the Underwriters, an option to require the Company to allot and issue to it or to persons nominated by it up to 1,800,000 Shares (the **Additional Shares**) at the Offer Price, such option to be exercisable at any time and on one or more occasions (up to such aggregate number of Additional Shares) by written notice to the Company by Canaccord on behalf of the Underwriters given not later than noon (London time) on the Stabilisation Period End Date.

3.2 If the Overallotment Option is duly exercised in accordance with this clause the Company agrees to allot and issue the Additional Shares in respect of which the Overallotment Option is exercised to Canaccord, on behalf of the Underwriters, or to persons nominated by it, in accordance with clause 5.3, free of all Encumbrances and when delivered and paid for, such Additional Shares will be validly issued, fully paid, non-assessable and free of any pre-emptive rights of the shareholders of the Company.

4. APPLICATION FOR ADMISSION

4.1 The Company will submit the Final Prospectus to the London Stock Exchange on the date of this agreement and will use all reasonable endeavours to procure AIM Admission by 2:30 p.m. on 10 August 2006 (or such later date as the Underwriters and the Company may agree being not later than 31 August 2006), in connection with which the Company will:

(a) supply all such information, give all such undertakings, execute all such documents, pay all such fees and do or procure to be done all such things as may be reasonably required to comply with the requirements of the London Stock Exchange in relation to the AIM Application and AIM Admission, the AIM Rules and other applicable laws or regulations; and

(b) procure that, from Admission, the Final Prospectus be published in accordance with Rule 3 of the AIM Rules.

4.2 The Company shall fulfil and comply with the Canadian Securities Laws required to be fulfilled or complied with by the Company so as to qualify the Offer Shares for distribution in the Qualifying Provinces through investment dealers or brokers who comply with the Canadian Securities Laws of the Qualifying Provinces. These requirements, including the issuance of an MRRS decision document for the Canadian Final Prospectus from the Canadian Securities Regulators, shall be fulfilled in all Qualifying Provinces as soon as is reasonably practicable and, in any event, not later than 5.00 p.m. (Toronto time) on 10 August, 2006, or by such other time or later date or dates as the Company and the Underwriters may agree, being not later than 5:00p.m. on 14 August 2006. The Company shall promptly following the execution of this agreement file with the Canadian Securities Regulators in each of the Qualifying Provinces the Canadian Final Prospectus, such filing to occur not later than 5.00 p.m. (Toronto time) on the date of this agreement, or by such other time or later date or dates as the Company and the Underwriters may agree.

4.3 The Company confirms and agrees that:

(a) the Company has prepared the Pathfinder Prospectus and confirms that, without prejudice to the Underwriters' obligations pursuant to clause 14, the Pathfinder Prospectus has been distributed to potential subscribers for the Offer Shares who are resident outside of Canada with the consent of the Company;

(b) the Company has prepared the Preliminary Prospectus and confirms that, without prejudice to the Underwriters' obligations pursuant to clause 14, the Preliminary Prospectus has been distributed to all potential subscribers for the Offer Shares who are resident in the Qualifying Provinces with the consent of the Company;

(c) following receipt of the MRRS decision for the Canadian Final Prospectus, copies of the Final Prospectus in connection with the offering of the Offer Shares may be distributed to potential subscribers for the Offer Shares in Canada (without prejudice to the Underwriters' obligations pursuant to clause 14);

(d) an application has been or will promptly be submitted by the Company to CRESTCo to admit the CDIs as participating securities within CREST and it will execute or cause to be executed all such documents, provide or cause to be provided all such information, and do or procure everything reasonably required or necessary in connection with the admission of the CDIs as participating securities within CREST and will use all reasonable endeavours to ensure that the CDIs are so admitted upon AIM Admission (including submitting to CrestCo the CREST Enablement Letter);

(e) the Company shall not take any action prior to the date of admission of the CDIs to CREST without the prior written consent of the Underwriters which would or would be likely to cause the CDIs to be disabled in CREST; and

(f) the Company confirms that arrangements may be made on its behalf by the Underwriters for announcements in respect of the Offer to be published outside of the United States and Canada on such dates, in such newspapers or other publications and in such form as it may agree with the Underwriters.

4.4 Canaccord shall procure that copies of the Final Prospectus are made available in the United Kingdom to the public, free of charge, at the address specified in the Final Prospectus for at least one month after the date of Admission, subject to the Company (at its expense) providing to Canaccord sufficient copies of the Final Prospectus for this purpose.

4.5 The Underwriters shall, at least three Business Days prior to the First Closing Date, notify the Company of:

(a) the names of the subscribers to whom New Shares are to be allotted and issued in certificated form and the total number of New Shares to be allotted and issued to each subscriber;

(b) the number of New Shares which are to be held in uncertificated form (the **Uncertificated Shares**), showing the number of New Shares to be held in the form of CDIs; and

(c) the total number of New Shares to be subscribed by persons in those Qualifying Jurisdictions in which a filing fee for the Canadian Final Prospectus is based on the proceeds received by the Company in those Qualifying Jurisdictions.

4.6 As soon as practicable following receipt of the Underwriters' notice pursuant to clause 4.5 and, in any event, not less than two Business Days before the First Closing Date, the Company shall allot and issue, conditional upon payment of the Offer Price in accordance with clause 5.1(b), the Uncertificated Shares to Canaccord Capital Corporation (the **Uncertificated Shares Nominee**) and deliver to it a share certificate in respect thereof as agent for the Company for the purposes of facilitating delivery of the Uncertificated Shares to CDS & Co., a nominee of the Canadian Depository for the Securities Limited (**CDS**).

4.7 Canaccord shall procure that the Uncertificated Shares Nominee shall, as agent for the Company and following compliance by the Company with its obligations pursuant to subclause 4.6 above, procure that:

(a) the Uncertificated Shares are credited to the Uncertificated Shares Nominee's account with CDS;

(b) the Uncertificated Shares Nominee instructs CDS to transfer those of the Uncertificated Shares which are to be held by subscribers in CREST (the **CREST Shares**) to the CREST Depository (through The Depository Trust Company (**DTC**);

(c) the CREST Depository is instructed to issue CDIs representing the CREST Shares to the CREST securities account of the Uncertificated Shares Nominee or an affiliate which is a CREST participant (the **CREST Member**) and that such CDIs and the balance of the Uncertificated Shares are held by the Uncertficated Shares Nominee or the CREST Member on behalf of the Company pending the First Closing Date; and

(d) the CDIs representing the CREST Shares and the balance of the Uncertificated Shares are delivered by the Uncertificated Shares Nominee or the CREST Member on behalf of the Company at Closing in accordance with clause 5.1(b).

5. CLOSING

5.1 At 2.30 p.m. on 10 August 2006 (being when the Company and the Underwriters expect Admission to become effective), or (if Admission does not become effective on that date) at such other time and/or date (being the date on which Admission does become effective) as the Company and the Underwriters may agree (the **First Closing Date**):

(a) the Company will allot and issue such of the New Shares, to such persons and in such numbers, as may have been notified by the Underwriters to the Company pursuant to clause 4.5(a) as the recipients of New Shares in certificated form against payment to the Underwriters (on behalf of the Company) and shall procure that definitive certificates representing such New Shares be prepared and sent to the persons entitles thereto; and

(b) Canaccord shall procure that the Uncertificated Shares Nominee or the CREST Member (as the case may be) shall, on behalf of the Company and subject to compliance by the Company with its obligation in clause 4.6, deliver:

(i) CDIs to the CREST securities accounts of the recipients of CREST Shares in the form of CDIs; and

(ii) the balance of the Uncertificated Shares to the securities accounts in CDS of the recipients of Uncertificated Shares,

in each case against payment to the Uncertificated Shares Nominee or the CREST Member (as the case may be), on behalf of the Company, of the Offer Price for the relevant New Shares represented thereby.

5.2 Each of the Underwriters shall, subject to compliance with clause 5.1 above:

(a) on the First Closing Date in respect of New Shares allotted and issued to that Underwriter, but within three Business Days of the First Closing Date where the Underwriters subscribe for New Shares upon default on or after the First Closing Date by a subscriber procured by that Underwriter, pay; and

(b) within three Business Days of the First Closing Date in respect of those New Shares (whether in certificated form or represented by Uncertificated Shares) allotted and issued to subscribers procured by that Underwriter, give irrevocable instructions for the payment to the Company of,

the net subscription money received or payable by it or, in the case of Canaccord, the Uncertificated Shares Nominee or the CREST Member; in each case less the commissions referred to in clause 6 and less the expenses referred to in subclause 7.2 (in each case payable to that Underwriter).

5.3 At 2:30 p.m. on whichever is the later of the First Closing Date and the second Business Day after notice of exercise of the Overallotment Option is given under clause 3, or at such other time and/or date as the Company and the Underwriters may agree (the **Option Closing Date** and, together with the First Closing Date, each a **Closing Date**), the Company will allot and issue Additional Shares in respect of which the Overallotment Option has been exercised, in each case against payment on behalf of the Company to Canaccord (on behalf of the Underwriters), the Uncertificated Shares Nominee or the CREST Member (as the case may be), of the Offer Price for the relevant Additional Shares, to:

(a) such persons as may be notified in writing by Canaccord (on behalf of the Underwriters) to the Company before the Option Closing Date as the recipients of Additional Shares in certificated form; and

(b) the Uncertificated Shares Nominee in respect of those Additional Shares which are notified in writing by Canaccord (on behalf of the Underwriters) to the Company before the Option Closing Date as to be held in uncertificated form, including in the form of CDIs (the **Additional Uncertificated Shares**) and the Company shall deliver a share certificate in respect thereof to the Uncertificated Shares Nominee as agent for the Company for the purposes of facilitating delivery of the Additional Uncertificated Shares to CDS.

5.4 Canaccord shall procure that the Uncertificated Shares Nominee shall, as agent for the Company and as soon as reasonably practicable following compliance by the Company with its obligations in subclause 5.3(b) above, procure that:

(a) the Additional Uncertificated Shares are credited to the Uncertificated Shares Nominee's account with CDS;

(b) the Uncertificated Shares Nominee instructs CDS to transfer the Additional Uncertificated Shares which are to be held by subscribers in CREST (the **Additional CREST Shares**) to the CREST Depository (through DTC);

(c) the CREST Depository is instructed to issue CDIs representing the Additional CREST Shares to the CREST securities account of the Uncertificated Shares Nominee or of the CREST Member; and

(d) the CDIs representing the Additional CREST Shares and the balance of the Additional Uncertificated Shares are delivered by the Uncertificated Shares Nominee or the CREST Member on behalf of the Company to the CREST securities accounts or the securities accounts in CDS (as the case may be) of such persons as may have been notified in writing by Canaccord (on behalf of the Underwriters) to the Company as the recipients of Additional Shares in the form of Additional Uncertificated Shares.

5.5 Canaccord shall, within three Business Days of the relevant Option Closing Date and subject to compliance with subclause 5.3 above, give irrevocable instructions for the payment to the Company of the net subscription money received by it, the Uncertificated Shares Nominee or the CREST Member, in respect of such Additional Shares (representing the aggregate Offer

Price of those Additional Shares less the commission referred to in clause 6 and the expenses referred to in subclause 7.2 in relation to those Additional Shares).

5.6 Payments to be made by or on behalf of the Underwriters under subclause 5.1 and by Canaccord under subclause 5.5 shall be made in Canadiàn dollars for Offer Shares the subject of the Canadian Offer and pounds sterling of the United Kingdom for Offer Shares the subject of the Offer other than the Canadian Offer (other than any part of such amount as the Company may elect in writing to receive in a currency other than the currency which has been received by the Underwriters), in each case for same day value to such account as shall have been notified by the Company to the Underwriters or Canaccord (as the case may be), evidence of such payment taking the form of a confirmation from the payor's paying bank that it has made the relevant payment to the Company. If the Company elects in writing to receive a portion of amounts due to it under this clause 5 in a currency other than the currency which has been received by the Underwriters, the Underwriters' obligation under this subclause 5.6 shall be limited to paying to the Company such amount, in the currency requested by the Company, as the Underwriters are able to purchase with such elected portion of the other currency at the date of conversion (less any expenses incurred from such conversion).

5.7 The Company shall procure that the persons entitled to be registered as the holders of the Offer Shares are registered or recorded promptly (in accordance with any reasonable directions which the Underwriters or Canaccord (as the case may be) may give) in the Company's shareholder register.

6. COMMISSIONS

In consideration of the Underwriters assuming the various obligations contained in this agreement, the Company shall pay on each Closing Date to that Underwriter a commission of 7.5 per cent., calculated by reference to the aggregate Offer Price of number of Offer Shares which are set against his its name in Schedule 2 and any Default Offer Shares for which, in each case, that Underwriter has subscribed and paid for (or for which it has procured subscribers and payment). The Underwriters shall be entitled to deduct such commission from the subscription money as provided in subclauses 5.2 and 5.5.

7. EXPENSES

7.1 The Company shall bear and pay all reasonable costs and expenses (together with VAT where applicable) incurred by each Underwriter in connection with the Offer, including (without limitation) fees and expenses of its lawyers, the advertising and roadshow expenses (including venues and travel and accommodation for its directors and employees), the printing, distribution and filing of the Prospectus and delivery of copies to the Underwriters, the printing and production of all other documents connected with the issue and distribution of the Offer Shares, the applications for Admission (including listing fees), any costs in connection with CREST, the Registrar's fees and the arrangements for signing this agreement.

7.2 The Company agrees from time to time to reimburse the Underwriters for all amounts in respect of reasonable legal, travel, accommodation, telex, telephone, fax, postage and other costs and expenses incurred and to be incurred by the Underwriters in connection with the preparation and management of the issue and distribution of the Offer Shares. The Underwriters shall be entitled to deduct such amounts and the expenses referred to in subclause 7.1 from the subscription money as provided in clause 5.

7.3 The Company agrees to make the payments provided for in this clause 7 whether or not the Offer is completed and irrespective of whether this agreement is terminated and if this

agreement is terminated, the Company shall make the payments within 28 days of receipt of a valid invoice in respect thereof.

8. REPRESENTATIONS AND WARRANTIES

8.1 As a condition and in consideration of the obligations of the Underwriters in this agreement, each of the Company and:

(a) each of the Executive Directors; and

(b) each of the Non-Executive Directors, in so far as he is aware,

severally represents, warrants and undertakes to the Underwriters in the terms set out in Schedule 3.

8.2 As a condition of the obligations of the Underwriters under this agreement, each of the Directors severally further represents, warrants and undertakes to the Underwriters that:

(a) all information required to be disclosed by him under Rule 3 of the AIM Rules, is disclosed in the Pathfinder Prospectus and the Final Prospectus and such information is complete and accurate and not misleading either by misstatement or omission;

(b) all information required to be disclosed by him in the Preliminary Prospectus and the Canadian Final Prospectus under Canadian Securities Laws is disclosed in the Preliminary Prospectus and the Canadian Final Prospectus, and such information constitutes full, true and plain disclosure of the relevant material facts and does not contain any misrepresentation (as such term is defined in Canadian Securities Laws);

(c) the answers given by him to the Directors and Officers Questionnaire completed by him are true and accurate and not misleading either by omission or misstatement;

(d) the information contained in the responsibility letter addressed to the Company and the Underwriters and signed by him is complete and accurate in all material respects and not misleading in any material respect and that he has read and approved the contents of the Prospectus; and

(e) he has had explained to him by an appropriate professional adviser the nature of his responsibilities and obligations as a director of a listed company under the AIM Rules and as a reporting issuer under Canadian Securities Laws and any questions he may have had have been addressed to his satisfaction.

8.3 The certificates to be delivered under clause 13 shall have effect as representations and warranties (under this clause) as of their respective dates by the Company and the Directors to the Underwriters.

8.4 Each Director's aggregate liability under this clause is limited:

(a) to the amount set opposite his name in Schedule 1; and

(b) in time, such that any claim by the Underwriters for breach of any representations and warranty must be notified to the Director concerned before the date which is two months after the date of publication by the Company of its audited consolidated financial statements for the period ended 31 December 2007.

8.5 None of the limitations contained in subclause 8.4 shall apply to any claim which arises as a result of any fraud, wilful default or wilful non-disclosure on the part of the Director against whom the claim is made.

9. UNDERTAKINGS

9.1 Each of the Company and the Executive Directors represents, warrants and undertakes to the Underwriters that:

(a) no action has been taken or is contemplated by any Group company (and the Company is not aware of any action having been taken or being contemplated by any other person with respect to the Company or any of its subsidiaries) which will result in the Company being obliged, under Rules 11 to 17 of the AIM Rules, to make any announcement prior to the expiry of 60 days after the First Closing Date; and

(b) the Company will not and will procure that no Group company will, without the prior written consent of the Underwriters, take any action which will result in any Group company being obliged under Rules 12 to 16 of the AIM Rules to make any public announcement prior to the expiry of 60 days following the First Closing Date.

9.2 The Company undertakes to the Underwriters that (other than in order to comply with its obligations under this agreement), for a period commencing on the date of this agreement and ending 180 days after the First Closing Date, it will not, and will procure that none of its affiliates will:

(a) issue, offer, sell, contract to sell or issue, grant any option, right or warrant to subscribe or purchase or create any Encumbrance over or otherwise dispose of, directly or indirectly, any Shares (or any securities convertible into or exchangeable for Shares or which carry rights to subscribe for or purchase Shares) or any interest in any Shares; or

(b) publicly announce any intention to do any of such things,

in each case without the prior written consent of the Underwriters other than:

(i) Shares to be issued upon exercise of warrants to purchase or subscribe for Shares, or upon conversion of securities convertible into Shares, in each case, outstanding on the date hereof and disclosed in the Pathfinder Prospectus;

(ii) the grant, in accordance with normal practice, or exercise of options from time to time under the Company's share option schemes described in the Pathfinder Prospectus; or

(iii) the issue of Shares in consideration for the acquisition of either (A) a business as a going concern or (B) the entire issued share capital of a company (wherever incorporated), in each case where the Shares issued in respect of each such acquisition have an aggregate value of not more than US$1,000,000 (calculated by reference to the Offer Price) and provided that the total number of Shares issued pursuant to this subclause (iii) during the period of 180 days after the First Closing Date shall have a value of not more than US$5,000,000 (calculated by reference to the Offer Price) in aggregate.

9.3 If, at any time prior to the later of the completion of the distribution of the Offer Shares and the Stabilisation Period End Date, any event shall occur:

(a) as a result of which any of the Offer Documents would:

(i) include an untrue statement of a fact or omit to state any fact the omission of which would make misleading in any respect any statement therein or if it is or may be necessary to amend or supplement the Prospectus to comply with applicable law, regulation, the AIM Rules or the rules of the TSX; or

(ii) not constitute full, true and plain disclosure of all material facts or contain a misrepresentation, within the meaning of Canadian Securities Laws; or

(b) which would or might result, if any representation and warranty in this agreement were repeated immediately after that event, in such representation and warranty not being true and accurate in all material respects,

each of the Company and the Directors will forthwith notify the Underwriters.

9.4 If either of the Underwriters are notified or otherwise becomes aware of anything referred to in subclause 9.3, each may, if it considers it proper to do so, require the Company at the expense of the Company to:

(a) prepare and publish a supplementary prospectus in such manner as the Underwriters reasonably specify;

(b) make an announcement in such terms and manner as the Underwriters may reasonably specify;

(c) despatch communications in such terms and manner and to such persons or classes of persons as the Underwriters may reasonably specify; and

(d) take such additional or alternative steps (whether similar or not to any of the foregoing) as the Underwriters may reasonably specify.

9.5 For the purpose of this clause 9, in relation to an individual a **Connected Person** means:

(a) any person or persons acting in his or their capacity as trustee or trustees of a trust of which such individual is the settlor, provided that there are no persons beneficially interested under the trust other than that individual or his spouse or any child under the age of eighteen; or

(b) any person who is the spouse, a sibling, a parent or a child of that individual.

9.6 The Company undertakes to the Underwriters that it will use the net proceeds received by it from the Offer in the manner described in the Prospectus.

10. ANNOUNCEMENTS

10.1 Until after the Stabilisation Period End Date, no party to this agreement other than the Underwriters shall (and the Company shall procure that no Group company shall), in response to enquiries or otherwise, make any public statement or announcement or publish any document which relates to the Offer (unless it is a normal trade advertisement made or

published in the ordinary course of business) without the prior written consent of the Underwriters.

10.2 Without prejudice to the provisions of subclause 10.1, until the date which is five Business Days after the Stabilisation Period End Date, the Company and/or the Directors shall not (and the Company shall procure that no Group company shall) make any public statement or announcement or publish any document except:

(a) as required by law (including Canadian Securities laws), the London Stock Exchange or the TSX or other competent regulatory body and provided that the relevant party shall (and the Company shall procure that the relevant Group company shall) consult the Underwriters in advance and take into account in good faith their reasonable representations before making such a public statement or publishing such a document and shall, if required by the Underwriters, limit the extent of any disclosure or any step to be taken strictly to that required by law or such regulatory body;

(b) with the prior written consent of the Underwriters; or

(c) for normal trade advertising (including in respect of developments in the ordinary course of business) made or published in the ordinary course of business.

10.3 From the date which is five Business Days after the Stabilisation Period End Date until 31 December 2006, the Company and/or the Directors shall not (and the Company shall procure that no Group company shall) make any public statement or publish any document which relates to the Group's financial or trading position or prospects, the dividend policy of the Company or to any acquisition, disposal, reorganisation, take-over, management development or any other significant matter (similar or not to the foregoing) affecting any Group company without consulting (so far as reasonably practicable) the Underwriters in advance as to the timing, manner and content of such statement or publication and having due regard in good faith to their reasonable representations before making such a public statement or publishing such a document.

10.4 In the event that the Underwriters are to be consulted under subclause 10.2(a) or subclause 10.3 above, the relevant party to this agreement proposing to make such public statement or publish such a document shall (and the Company shall procure that the relevant Group company shall), where reasonably practicable to do so, forward drafts or proofs of the same to the Underwriters for their comments (to which the relevant party shall (and the Company shall procure that the relevant Group company shall) have due regard) as far in advance as reasonably practicable to enable them to comment thereon.

10.5 From the date of this agreement until 31 December 2006, the Company and/or the Directors (in their capacity as directors, employees or consultants of the Company) shall not (and the Company shall procure that no Group company shall) take any steps which, in the reasonable opinion of the Underwriters, would be materially inconsistent with any expression of policy or intention in the Pathfinder Prospectus without prior consultation with the Underwriters.

10.6 Until the Announcement Date, the Company shall promptly provide the Underwriters with copies of its monthly management event accounts and any interim accounts published by the Company and all reports or other communications furnished to shareholders or furnished or filed with the TSX, the London Stock Exchange, Canadian Securities Regulators or any securities exchange on which any class of securities of the Company is listed.

10.7 In this clause, a reference to the making of a public statement or publication of a document includes causing, authorising or permitting another person to do so.

10.8 Notwithstanding any of the foregoing provisions of this clause 10, no party shall make a public announcement in the United States or Canada relating to the Offering, unless such announcement complies with applicable requirements of the Securities Act and Canadian Securities Laws.

11. US UNDERTAKINGS

11.1 The Company will not, and will not permit any of its affiliates to, resell in the United States any Offer Shares that are acquired by any of them.

11.2 So long as any of the Offer Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, at any time when it is not subject to and in compliance with Section 13 or 15(d) of the Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Company undertakes to any holder or beneficial owner of such restricted securities, or any prospective purchaser of such restricted securities designated by a holder or beneficial owner, that it shall provide to such holder, beneficial owner or prospective purchaser upon the request of such holder, beneficial owner or prospective purchaser, any information required to be provided by Rule 144A(d)(4) under the Securities Act. The Contracts (Rights of Third Parties) Act 1999 applies to this subclause.

11.3 The Company undertakes to the Underwriters that it will:

(a) promptly from time to time take such action as the Underwriters may reasonably request (i) to qualify the Offer Shares for offer and resale under the securities laws of such states comprising the United States as the Underwriters may reasonably request and (ii) to comply with such laws so as to permit the continuance of sales and dealings in the Offer Shares in such states for as long as may be necessary to complete the distribution of the Offer Shares, as determined by the Underwriters, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction;

(b) not be or become, for so long as any of the Offer Shares remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, an open-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the Investment Company Act; and

(c) use all reasonable efforts not to become a PFIC in the future.

12. WAIVER, INDEMNITY AND CONTRIBUTION

12.1 No Claim may be made by the Company or the Directors (or any of their respective subsidiary undertakings or affiliates or any person or entity asserting claims on behalf of or in right of such persons) whether in contract, in tort, under statute or otherwise against any Relevant Person to recover any loss, liability, damage, demand, charge, cost or expense of any nature which the Company or any of the Directors (or any of their respective subsidiary undertakings or affiliates) may suffer arising (directly or indirectly) from, or in connection with the Offer or any other matters contemplated by this agreement, including (without limitation) the performance by or on behalf of any Relevant Person of any obligation under

this agreement or otherwise in connection with the publication and distribution of the Offer Documents or the fact that the Offer Documents are misleading in any material respect or do not contain all facts material to an acquirer of the Offer Shares unless (other than in the circumstances set out in subclauses 12.2(a) to (c) below), in each case to the extent that the loss, liability, damage, demand, charge, cost or expense is finally found by a court of competent jurisdiction (not subject to appeal) to have resulted primarily from the Relevant Person's fraud, negligence or wilful default.

12.2 Subject to subclause 12.3, the Company undertakes to each Relevant Person to indemnify and hold harmless each Relevant Person against any and all Claims, joint or several, which may be instituted, made, threatened or alleged in any jurisdiction whatsoever against or otherwise involving any Relevant Person and against all Losses which a Relevant Person may suffer or incur (including, without limitation, all Losses suffered or incurred in establishing a right to be indemnified pursuant to this clause or in any way connected or related to this indemnity) in any such case arising out of, based upon or in connection with, whether directly or indirectly, the Offer or any other matters contemplated by this agreement, including (without limitation) all such Claims or Losses arising out of or based upon:

(a) any untrue statement or alleged untrue statement of a fact contained in the Prospectus or any of the other Offer Documents or (in each case) the omission or alleged omission therefrom of a fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(b) any breach or alleged breach by the Company or any of the Directors of any of their respective obligations under this agreement (including, any breach or alleged breach of the warranties, representations or undertakings contained in or referred to in this agreement) the Act, the AIM Rules, Canadian Securities Laws, the rules of the TSX, the CREST Regulations, the CREST Rules or any other requirements of applicable statute or regulation in any jurisdiction in relation to the Offer;

(c) any breach or alleged breach of the requirement that the Preliminary Prospectus and the Canadian Final Prospectus contain full, true and plain disclosure of all material facts (as such term is defined in Canadian Securities Law) and does not contain any misrepresentation;

(d) the provision of the Underwriters' services under this agreement and the performance by the Underwriters, and any other Relevant Person on their behalf, of their obligations under this agreement; or

(e) the issue of the Offer Shares, or the despatch of share certificates in respect of them, or the crediting of stock accounts in CREST (including a failure to so issue, despatch or credit the same).

12.3 The indemnity in subclause 12.2 above shall not apply to the extent that any Claim or Loss:

(a) (in the case of subclauses 12.2(d) and 12.2(e) only) is finally found by a court of competent jurisdiction (not subject to appeal) to have resulted primarily from the Relevant Person's fraud, negligence or wilful default;

(b) arises from an Underwriter being required to subscribe for Offer Shares pursuant to its underwriting obligations in subclause 2.1(c) or otherwise subscribing for Shares, unless such Claims or Losses are occasioned by or are attributable to or would not have arisen but for (in each case directly or indirectly) any breach by the Company or

the Directors of any of their respective obligations under this agreement or any of the covenants, warranties, representations undertakings contained in this agreement or any allegation of circumstances which would constitute such a breach; or

(c) constitutes costs or expenses which are expressly stated by this agreement to be payable by the Underwriters.

12.4 If any Claim is made by a third party against any person in respect of which indemnity may be sought under subclause 12.2, such person (an **Indemnified Person**) shall notify the person against whom such indemnity may be sought (an **Indemnifying Person**) as soon as reasonably practicable setting out reasonable details of the relevant Claim in respect of which indemnity may be sought under this clause. However, failure to so notify an Indemnifying Person shall not relieve such Indemnifying Person from any liability under this clause.

12.5 In case any proceeding (including any governmental investigation) shall be instituted involving any Indemnified Person, such person shall promptly notify the Indemnifying Person in writing and the Indemnifying Person, upon request of the Indemnified Person, shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others the Indemnifying Person may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless:

(i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the retention of such counsel; or

(ii) the named parties to any such proceeding (including any parties enjoined to such proceeding) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.

12.6 The Indemnifying Person shall not, in respect of the legal expenses of any Indemnified Person in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Underwriters.

12.7 The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent (such consent not to be unreasonably withheld or delayed), but if settled with such consent or if there be a final judgment for the claimant, the Indemnifying Person agrees to indemnify the Indemnified Person from and against any loss or liability by reason of such settlement or judgment.

12.8 No Indemnifying Person shall, without the prior written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought by such Indemnified Person in accordance with this clause 12, unless such settlement includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such proceeding and does not include any admission of fault on the part of such Indemnified Person.

12.9 The provisions of this clause shall not limit or affect any other agreement between an Indemnifying Person and any Indemnified Person in respect of indemnification save only that no Indemnified Person shall be entitled to recover for the same Loss twice.

12.10 If an agreement or arrangement with other advisers is at any time entered into, the terms of which limit the liability of such advisers, and a Relevant Person may have joint or several liability with an adviser or other person which is a party to that agreement or arrangement, to any of the Company or the Directors (or any of their respective subsidiary undertakings or associates) or to any other person arising out of the performance of duties under this agreement:

(a) none of the Company or the Directors nor any of their respective subsidiary undertakings or associates will be entitled to recover any amount from a Relevant Person which, in the absence of such agreement or arrangement, a Relevant Person would have been entitled to recover from any such other advisers pursuant to the Civil Liability (Contribution) Act 1978 or otherwise;

(b) the Company will be liable to pay to the Relevant Person an amount equal to any loss incurred by the Relevant Person which would not have arisen in the absence of such agreement or arrangement; and

(c) the Company will take such other action as the Relevant Person may reasonably require to ensure that the Relevant Person is not prejudiced as a consequence of such agreement or arrangement.

12.11 Each Relevant Person (other than the Underwriters) may, with the prior written approval of the relevant Underwriter, enforce the terms of clause 12 against the Company under the Contracts (Rights of Third Parties) Act 1999.

12.12 Notwithstanding the above subclause, the consent of the Relevant Persons (other than the relevant Underwriter) is not necessary for any variation (including any release or compromise in whole or in part of any liability) or termination of this agreement.

12.13 In the event that the indemnity provided in subclause 12.2 is unavailable to or insufficient to hold harmless a Relevant Person for any reason, the Company agrees, to the maximum extent lawful, to contribute to the aggregate Losses subject to the indemnity provided in clause 12.2 (and subject to the limitations set out in clause 12.3), to which such Relevant Person may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company from the Offer on the one hand and the Underwriters on the other.

12.14 If the allocation provided by subclause 12.13 is unavailable for any reason, the Company will contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Relevant Persons on the other in connection with the actions, statements or omissions which resulted in such Losses the subject of the indemnity provided in clause 12.2 (and subject to the limitations set out in clause 12.3), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other will be deemed to be in the same proportion as the total net proceeds from the Offer (before deducting expenses) received by the Company bear to the total commissions received by the Underwriters in respect of the Offer Shares. Relative fault will be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Relevant Persons on the other, the intent of the parties and

their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution were determined by *pro rata* allocation (even if the Underwriters were treated as one entity for such purpose) or any other method of allocation which does not take account of the equitable considerations referred to above.

12.15 Notwithstanding the provisions of this clause, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Notwithstanding the provisions of this clause, no Underwriter (or Relevant Person relating to it) shall be required to contribute any amount in excess of the amount by which the total price by which the Offer Shares were underwritten by it and distributed to investors is exceeded by the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. The Underwriters' obligations in this clause to contribute are several in proportion to their respective underwriting obligations and not joint.

13. CONDITIONS

13.1 This agreement and the respective rights and obligations of the parties to this agreement are conditional upon:

(a) nothing having occurred or being likely to occur which would make any of the representations and warranties contained in clause 8 and Schedule 3 untrue or incorrect if they had been repeated at any time up to and including Admission becoming effective;

(b) compliance by the Company and the Directors with all of its or their respective obligations under this agreement which fall to be performed prior to Admission;

(c) there shall not have occurred prior to Admission any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company or the Group that, in the judgment of the Underwriters, is material and adverse and that makes it, in the judgment of the Underwriters, impracticable to market the Offer Shares on the terms and in the manner contemplated in the Prospectus;

(d) the delivery to the Underwriters (or evidence, satisfactory to the Underwriters, of delivery to the appropriate regulatory body) on the date of this agreement of the documents referred to in Part 1 of Schedule 4, where required, in the agreed or prescribed form;

(e) the delivery to the Underwriters before Admission of the documents referred to in Part 2 of Schedule 4;

(f) Admission becoming effective on or before the First Closing Date; and

(g) the distribution of the Offer Shares satisfying the minimum distribution requirements for the initial listing and posting of trading of the Offer Shares on the TSX.

13.2 With respect to the period after Admission and prior to the Option Closing Date, the several obligations of the Underwriters in respect of the Additional Shares are subject to the delivery by the Company and the Company's advisers to the Underwriters on the applicable Option

Closing Date of such documents as the Underwriters may reasonably request with respect to the good standing of the Company and its business, the due authorization, allotment and issue of the Additional Shares to be sold on such Option Closing Date.

13.3 In the event that any of the foregoing conditions is not satisfied on or before the relevant time or Closing Date, the Underwriters shall have the option of:

(a) terminating this agreement in the manner (and with the consequences) set out in clause 16; or

(b) revoking or amending (including, without limitation, as to the number of Additional Shares to which such notice relates) any notice to exercise the Overallotment Option to the extent that any Additional Shares to which such notice relates have not been issued,

provided that the Underwriters may, in their sole discretion and by notice to the Company, waive satisfaction of any of the above conditions or of any part of them.

14. UNDERWRITERS' WARRANTIES AND UNDERTAKINGS

14.1 Each Underwriter severally warrants and undertakes that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Act) received by it in connection with the issue or sale of any Shares in circumstances in which section 21(1) of the Act does not apply to the Company;

(b) it has complied and will comply with all applicable provisions of the Act with respect to anything done by it in relation to the Offer Shares in, from or otherwise involving the United Kingdom;

(c) in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a **Relevant Member State**), it has not made and will not make an offer to the public of any Offer Shares in that Relevant Member State, except that it may make an offer to the public in that Relevant Member State of any Offer Shares at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(i) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(iii) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(iv) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Offer Shares shall result in a requirement for the publication by the Company or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this subclause (c), the expression an "offer to the public" in relation to the offer of any Offer Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Offer Shares to be offered so as to enable an investor to decide to purchase any Offer Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

(d) it has and will offer and procure subscribers for the Offer Shares in compliance with Canadian Securities Laws and will not distribute the Offer Shares in such a manner as to require the filing of a prospectus with respect to the Offer Shares under the laws of any jurisdiction in Canada other than the Qualifying Provinces, provided that each of the Underwriters are entitled to assume that the Offer Shares are qualified for distribution in any Qualifying Province in which a receipt or similar document (including, through investment dealers or brokers who comply with Canadian Securities Laws, a MRRS decision document issued by or on behalf of such Qualifying Province) for the Canadian Final Prospectus shall have been obtained from the applicable Canadian Securities Regulator following the filing of the Canadian Final Prospectus;

(e) it shall not enter into any agreement establishing a banking, selling or other group in respect of the Offer without the prior written consent of the Company, such prior written consent not to be unreasonably withheld by the Company upon request;

(f) it has, in all material respects, complied and will comply, in all material respects, with such laws and regulations in any jurisdiction (other than those of the federal United States and the United Kingdom and other than Canadian Securities Laws) where it solicits investors, as are customarily complied with as a matter of best practice for an international bank in transactions of this type; and

(g) use reasonable commercial efforts to complete the distribution of the Offer Shares under the Final Prospectus as soon as reasonably practicable after the Closing Time.

14.2 Each Underwriter:

(a) acknowledges that the Offer Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except in transactions that are exempt from the registration requirements of the Securities Act. Each Underwriter warrants and agrees that it has not offered or sold, and will not offer or sell, any Offer Shares constituting part of its allotment, except in accordance with Rule 903 of Regulation S under the Securities Act or to persons it reasonably believes to be Qualified Institutional Buyers who have received notice from the Underwriters that the sale of Offer Shares to them may be made on reliance on Rule 144A;

(b) represents and agrees that it has not and will not, either directly or indirectly, solicit offers for, or offer to sell, the Offer Shares in the United States by means of any form of "general solicitation" or "general advertising" (as those terms are used in Rule

502(e) of the Securities Act) or engage in any "directed selling efforts" (as defined in Regulation S) with respect to the Offer Shares; and

(c) acknowledges that it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offer Shares, except with its affiliates.

14.3 No action has been or will be taken in any jurisdiction by either Underwriter that is intended to permit a public offering of the Offer Shares, or possession or distribution of the Prospectus or any other offering material, in any country or jurisdiction (other than the Qualifying Provinces) where action for that purpose is required.

14.4 The representations, warranties and undertakings of each of the Underwriters under this clause are several and not joint and shall be limited to a sum equal to the aggregate Offer Price for the Offer Shares set opposite each Underwriters' name in Schedule 2.

15. STABILISATION

15.1 Canaccord, on behalf of the Underwriters, may, in accordance with applicable laws (including the Act), regulations and rules of the TSX, the London Stock Exchange and Canadian Securities Laws, at its discretion over-allot and effect transactions in the Shares or related securities in any over-the-counter market or otherwise, with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail in the open market.

15.2 Insofar as Additional Shares are subscribed by persons procured by Canaccord, any actions of Canaccord in connection with the allocation of such Additional Shares will be carried out as agent of the Company. Otherwise, Canaccord shall, as between the Underwriters (on the one hand) and the Company (on the other hand), act as principal and not as agent of the Company or any other person and any loss resulting from over-allotment or stabilisation shall be borne, and any profit arising therefrom shall be beneficially retained, by Canaccord (on behalf of the Underwriters). Subject to this agreement, the exercise by Canaccord (on behalf of the Underwriters) of any of the powers in subclause 15.1 (including, without limitation, the decision whether or not to exercise such powers) will be at the absolute discretion of Canaccord (on behalf of the Underwriters) and its agents and neither Canaccord nor any of its employees or agents will be responsible to or liable to, or owe any duties to, the Company or any other person in respect thereof.

16. TERMINATION

16.1 Subject to subclauses 16.3, 16.4 and 16.5, no party shall have any further rights or obligations under this agreement if any of the circumstances mentioned in subclause 16.2 occurs and, before Commencement of Dealings, the Underwriters serve on the Company a notice (a **termination notice**) which states that the Underwriters are bringing this clause into operation and briefly describes the circumstances that the Underwriters consider are relevant for the purposes of subclause 16.2.

16.2 The relevant circumstances for the purposes of subclause 16.1 are:

(a) either of the Engagement Letters is terminated;

(b) if, in the sole opinion of the Underwriters, the Company or a Director fails to comply with any of its or their respective obligations under this agreement which fall to be performed prior to Admission;

(c) if, in the sole opinion of the Underwriters, any information in the Offer Documents is or becomes untrue, inaccurate or misleading (either by omission or misstatement);

(d) if, in the sole opinion of the Underwriters, there is a breach of any representation and warranty in clause 8 or Schedule 3 or an event occurs or is likely to occur which either:

(i) if those representations and warranties were repeated immediately after that event, would make any of those representations and warranties untrue or incorrect; or

(ii) would require the publication by the Company of any supplementary admission document pursuant to the AIM Rules or the filing of any amended, restated or supplementary prospectus by or on behalf of the Company under Canadian Securities Laws or other applicable laws;

(e) if trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, the Nasdaq National Market, the London Stock Exchange or the TSX or the state of the financial markets is such that, in the reasonable opinion of the Underwriters, the New Shares cannot be marketed properly;

(f) if trading of any securities of the Company shall have been suspended on any exchange or in any over the counter market;

(g) if a material disruption in securities settlement, payment or clearance services in the United States, the United Kingdom or Canada shall have occurred;

(h) if any moratorium on commercial banking activities shall have been declared by Federal or New York State, United Kingdom or Canadian authorities;

(i) if there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the sole judgment of the Underwriters, is material and adverse and which, singly or together with any other event specified in this clause 16.2 makes it, in the sole judgment of the Underwriters, impracticable or inadvisable to proceed with the Offer, sale or delivery of the Offer Shares on the terms and in the manner contemplated in the Final Prospectus;

(j) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made by any federal, provincial, sate, municipal or other governmental department, commission, board, bureau, agency or instrumentality or any third party (other than any such inquiry, action, suit, investigation or other proceeding or order relating solely to any of the Underwriters) which, in the opinion of the Underwriters, ,acting reasonably, operates or would be expected to operate to prevent, suspend, hinder, delay, restrict or otherwise materially adversely affect the transactions contemplated by the Prospectus;

(k) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSX or any securities regulatory authority (other than any such inquiry, action, suit, investigation or other proceeding or order relating solely to any of the Underwriters) or any law or regulation is enacted or changed which, in the opinion of the Underwriters, acting reasonably, operates to prevent, suspend or restrict the distribution or trading of the New Shares or materially and adversely affects or will materially and adversely affect the market price or value of the New Shares; or

(l) there is announced any change or proposed change in the ITA or any other tax laws of Canada or any subdivision thereof and such change would, in the opinion of the Underwriters, be expected to have significant adverse effect on the market price, value or marketability of the New Shares.

16.3 If a termination notice is served, the Company shall, within 28 days of the date of the termination notice, pay to the Underwriters all sums due under clause 7 of this agreement to the extent not already paid plus the sum which the notice (or, in the case of deemed service, a notice of expenses served on the Company) specifies is the aggregate amount of all expenses falling within clause 7 incurred by the Underwriters as at the date on which the termination notice is served (or at any earlier date that is specified in the notice) (or deemed to be served) and such sums as are subsequently invoiced to the Company as being sums due under clause 7 of this agreement.

16.4 Clauses 1, 2.1(b)(iii), 7, 8, 10, 12 and 16 to 21 of this agreement shall remain in full force and effect notwithstanding service of a termination notice. A termination notice shall not affect any of the parties' rights in connection with any breach of this agreement which may have occurred before the notice is served.

16.5 In the event that this agreement is terminated, each of the parties agrees not to make or issue any public announcement, statement, communication or other disclosure relating to the Offer or the reasons for or circumstances of the termination of this agreement without the consent of the other parties.

17. EXCLUSIONS

17.1 Save under any applicable policy of insurance lawfully maintained by the Company and until such time as all claims by the Underwriters against the Company under this Agreement have been satisfied in full, no Director shall seek to recover any amount from the Company or any member of the Group (including as the beneficiary of any indemnity from the Company or any member of the Group) or any of its or their officers or employees other than against each other, in connection with any claim or matter arising out of this agreement, or seek to set off against, or withhold from, any sum owing to the Company or any member of the Group or any of its or their officers or employees any amount owing by the Company or any member of the Group or any of its or their officers or employees in connection with such claim or matter.

17.2 No decision by the Underwriters to withhold consent or exercise any discretion under this agreement shall form the basis of any Claim against the Underwriters for any damage, loss, cost or expense alleged to have been caused by such decision or exercise.

18. TAX

18.1 The Company undertakes to the Underwriters that it will bear and pay any stamp duty and (if applicable) stamp duty reserve tax and any other duties or taxes and any related costs, fines, penalties or interest (each a **transfer duty**) (or, in respect of any such duty or tax for which the Underwriters are initially liable, will promptly reimburse the same to the Underwriters) on or in connection with the issue, distribution and delivery of the Offer Shares and the execution, delivery and performance of this agreement and otherwise in connection with the transactions envisaged by the Offer and this agreement.

18.2 Whenever a person is obliged to pay any fee, commission or other sum to the Underwriters under this agreement, and any VAT is properly chargeable on it that person shall also pay to the Underwriters an amount equal to that VAT on receipt of a valid VAT invoice. In this agreement **VAT** means UK value added tax chargeable under or pursuant to the Value Added Tax Act 1994 or the Sixth Council Directive of the European Communities and any other similar tax within the European Union or elsewhere.

18.3 Whenever a person is obliged to pay a sum to the Underwriters under this agreement as reimbursement for any fee, cost, charge or expense (the **Relevant Cost**) and no VAT is payable by that person under subclause 18.2 above, that person shall also pay to the Underwriters an amount which:

(a) if for VAT purposes the Relevant Cost is consideration for a supply of goods or services made to the Underwriters, is equal to any input VAT incurred by the Underwriters on that supply which the Underwriters are unable to recover from HM Customs & Excise or where the VAT is not UK value added tax, the relevant taxing authority (whether by repayment or credit); and

(b) if for VAT purposes the Relevant Cost is a disbursement incurred by the Underwriters as agent on behalf of that person, is equal to any VAT paid on the Relevant Cost by the Underwriters, and the Underwriters shall use reasonable endeavours to procure that the relevant third party issues, a valid VAT invoice to that person.

18.4 If any taxing authority (in the United Kingdom, Canada or elsewhere) brings into charge to tax any sum payable by the Company or the Directors under this agreement, other than in respect of commissions payable to the Underwriters pursuant to clause 6, the amount so payable shall be grossed up by such amount (such amount being referred to as the **gross-up amount**) as will ensure that after deduction of such tax so chargeable there shall remain a sum equal to the amount that would otherwise have been payable. To the extent that any person to whom an amount is so paid subsequently obtains any tax credit, allowance, repayment or relief as a result of the Company or any Director (as the case may be) paying to that person the gross-up amount, that person shall pay to the Company or the relevant Director (as the case may be) so much of the economic benefit from that tax credit, allowance, repayment or relief which that person has received as does not exceed the gross-up amount (any question as to the accrual or amount of any such economic benefit, the order and manner of making any claim for any tax credit, allowance, repayment or relief, and the timing of any payment, being determined by that person's auditors or the Underwriters' auditors, if the relevant person does not have auditors).

18.5 All sums payable by the Company or the Directors under this agreement shall be paid free and clear of all deductions or withholdings except as may be required by law, in which event the relevant person shall, at the same time as the sum which is the subject of the deduction or

withholding is payable under this agreement, pay to the recipient under this agreement such additional amounts as are necessary so that the total amount received by the recipient will equal the full amount which would have been received by it had no such deduction or withholding been required to be made.

19. NOTICES

Any notice or notification in any form to be given under this agreement may be delivered in person or sent by fax or telephone (subject in the case of a communication by telephone to confirmation by fax) addressed to:

(a) in the case of the Company:

BCE Place
161 Bay Street
Suite 3840
P.O. Box 214
Toronto ON
Canada
MSJ 2S1

Telephone number:	(+416) 368 6464
Fax number:	(+416) 368 6414
Attention of:	Ted Steube
	Vice President

(b) in the case of the Directors, at the Company as above;

(c) in the case of the Underwriters:

Canaccord
Brook House
27 Upper Brook Street
London
W1K 7QR

Telephone number:	+44 (0) 20 7518 2791
Fax number:	+44 (0) 20 7518 2785
Attention of:	Chris Bowman

Morgan Stanley Securities Limited
25 Cabot Square
London E14 4QW

Telephone number:	+44 (0) 207 425 8000
Fax number:	+44 (0) 207 7425 8998
Attention of:	Head of Global Capital Markets

Any such notice shall take effect, in the case of delivery, at the time of delivery and, in the case of fax, at the time of despatch.

20. GENERAL

20.1 Time shall be of the essence of this agreement, both in relation to the times, dates and periods specified in it and any time, dates and periods which may, by agreement in writing between the parties, be substituted for them.

20.2 This agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this agreement by executing a counterpart.

20.3 A person who is not a party to this agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement, except and to the extent (if any) that this agreement expressly provides for such Act to apply to any of its terms, nor shall the consent of any such third party be required for the amendment or termination of this agreement (even where this agreement expressly provides for such Act to apply).

20.4 The representations, warranties and indemnities in this agreement shall continue in full force and effect in relation to each Underwriter notwithstanding its actual or constructive knowledge with respect to any of the matters referred to in the representations and warranties of the Company or the Directors, the completion of the arrangements set out in this agreement for the subscription and issue of the Offer Shares or the termination of this agreement pursuant to clause 2.2, 13.3 or 16.

20.5 This agreement contains the whole agreement between the parties relating to the transactions contemplated by this agreement and supersedes all previous agreements (excluding the Engagement Letters) between the parties relating to these transactions.

20.6 None of the rights or obligations under this agreement may be assigned or transferred without the prior written consent of the other parties.

20.7 If any provision (or part thereof) of this agreement is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable but would be valid or enforceable if some part(s) of the relevant provision were deleted, the provision (or part thereof) in question shall be deemed to be modified to effect such deletions and shall remain in full force and effect as so modified.

20.8 This agreement will operate for the benefit of and be binding upon the parties hereto and the Relevant Persons referred to in clause 12 and their respective successors or legal personal representatives.

20.9 The Company undertakes to the Underwriters and each Relevant Person (who shall be entitled to enforce such undertaking under the Contracts (Rights of Third Parties) Act 1999 only with the Underwriters' prior written consent) that it shall do all in its power to ensure that the other Group companies comply with those provisions of this agreement which are applicable to them.

20.10 The provisions of this agreement are without prejudice to any liabilities which any of the parties may have under any rule of law or equity (including, without limitation, the Act and the Securities Act).

20.11 The indemnities set out or referred to in this agreement shall be in addition to and shall not limit, affect or prejudice any other right or remedy available to any Relevant Person against any person (whether or not a party to this agreement).

20.12 No neglect, delay or indulgence on the part of any of the Underwriters or any Relevant Person in enforcing or invoking any provision of this agreement will operate as a waiver or release.

20.13 Notwithstanding any other rule of law or equity, any release, waiver or compromise or any other arrangement of any kind whatsoever which a party may adopt or effect in connection with this agreement will not affect any right or privilege of any other party to this agreement nor any other rights or privileges of any such party in law, in equity or otherwise.

20.14 The Company and the Directors agree that the Underwriters' remedies at law may be inadequate to protect them against a breach of the obligations under this agreement by the Company or the Directors and such parties therefore agree in advance, in the event of any such breach on its or their part, not to oppose the granting of injunctive relief, specific performance or other equitable relief in favour of the Underwriters without proof of actual damages.

20.15 References in this agreement to the several obligations of the Underwriters are to the obligations of each of Morgan Stanley and Canaccord as being undertaken on a several (and not joint) basis.

21. GOVERNING LAW AND JURISDICTION

21.1 This agreement is governed by English law.

21.2 Subject to as provided below, the courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this agreement and the parties submit to the exclusive jurisdiction of the English courts. Nothing in this clause limits the right of the Underwriters to bring proceedings against the Company or any of the Directors in any other court of competent jurisdiction, nor shall the taking of proceedings in one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

21.3 The parties waive any objection to the English courts on grounds that they are an inconvenient or inappropriate forum to settle any such dispute.

21.4 EACH PARTY WAIVES ANY RIGHT IT MAY HAVE TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION IN CONNECTION WITH THIS AGREEMENT. THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO TRIAL BY COURT.

IN WITNESS whereof this agreement has been entered into the day and year first above written.

SCHEDULE 1

DIRECTORS

PART 1

EXECUTIVE DIRECTORS

(1) Name	(2) Address	(3) Limit on liability (CND$)
Scott Paterson	BCE Place, 161 Bay Street, Suite 3840, P.O. Box 214, Toronto ON, MSJ 2S1, Canada	1,500,000
Kaleil Isaza Tuzman	As above	1,000,000

PART 2

NON-EXECUTIVE DIRECTORS

(1) Name	(2) Address	(3) Limit on liability (CND$)
Lorne Abony	As above	200,000
Mark Amin	As above	150,000
Curt Marvis	As above	100,000
James McNamara	As above	75,000

SCHEDULE 2

UNDERWRITERS

(1) **Name**	(2) **Underwriting commitment**
Canaccord	6,000,000
Morgan Stanley	6,000,000

SCHEDULE 3

REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

Offer Documents and Offer

1. With regard to the Offer Documents:

   (a) all statements and information in each of the Offer Documents (taken individually):

      (i) are true and accurate and are not misleading whether by omission or misstatement; and

      (ii) constitute full, true and plain disclosure of all material facts and do not contain a misrepresentation (as such term is defined under Canadian Securities Laws);

   (b) without limitation to subparagraph (a), each forecast and estimate and each expression of opinion, belief, expectation, intention or policy in each of the Preliminary Prospectus, the Pathfinder Prospectus, the Canadian Final Prospectus and the Final Prospectus (taken individually) is fair and reasonable, honestly held and can be properly supported;

   (c) the Prospectus contains all the information required by the AIM Rules, the rules of the TSX and Canadian Securities Laws as a condition of Admission;

   (d) each of the Preliminary Prospectus, the Pathfinder Prospectus, the Canadian Final Prospectus and the Final Prospectus also contains all such information as investors and their professional advisers would reasonably require, and reasonably expect to find there, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses, and prospects of the Group and the rights attaching to the Shares; being information which is within the knowledge of the Company or any Director or which it would be reasonable for any such person to obtain by making enquiries;

   (e) taken as a whole, each of the Preliminary Prospectus, the Pathfinder Prospectus, the Canadian Final Prospectus and the Final Prospectus gives a view of the Group, including its prospects, which is reasonable and not misleading;

   (f) each of the Offer Documents (taken individually) do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

   (g) the Preliminary Prospectus and the Canadian Final Prospectus meet the form requirements therefore under Canadian Securities Laws; and

   (h) no acquisitions or dispositions have been made by the Company that are "significant acquisitions" or "significant dispositions", and the Company is not a party to any contract with respect to any transaction that would constitute a "probable acquisition", in each case which would require disclosure in the Preliminary Prospectus or the Canadian Final Prospectus in accordance with Ontario Securities Commission Rule 41-501 – *General Prospectus Requirements.*

For purposes of this paragraph 1 of Schedule 3: (i) references to the Preliminary Prospectus and the Pathfinder Prospectus shall mean such document taken together with the Additional Offering Materials and (ii) representations and warranties in respect of the Preliminary Prospectus and the Pathfinder Prospectus shall be subject to all matters shown on the face of such documents as not complete or subject to future events and shall also be deemed given at the time of each sale of Offer Shares pursuant to this Agreement when the Canadian Final Prospectus or the Final Prospectus (as the case may be) are not yet available for delivery to prospective purchasers.

2. In so far as the Company or any of its affiliates (or any person acting on behalf of them other than the Underwriters and their respective affiliates) has solicited or procured subscribers for the New Shares other than in conjunction with either or both of the Underwriters or one or more of their respective affiliates it has complied with all applicable laws and regulations with respect to anything done by it in relation to such solicitation or procurement wherever and however such solicitation or procurement took place and it has not made any representation to any such person that was not wholly consistent with the statements made by the Company at presentations to potential investors attended by one or more of the Underwriters or their affiliates.

Financial information

3. The audited consolidated balance sheet, consolidated statement of operations and deficits and the consolidated statement of cash flows of the Company, including the notes to them (the **Financial Information**), for the two years ended 31 March 2005 and for the nine month period ended 31 December 2005 set out in the Prospectus, have been prepared in accordance with applicable Canadian Securities Laws and Canadian generally accepted accounting principles consistently applied and:

   (a) present fairly, in all material respects, the financial position of the Group as at the end of each of such financial periods and of the results of its operations and its cashflows for each such period and present fairly, in all material respects, the financial position of the Group as at the dates and for the periods indicated;

   (b) the description of the accounting policies and principles described in, and the notes to, the Financial Information are true and accurate and not misleading;

   (c) make proper provision for all liabilities, whether actual, contingent or deferred;

   (d) have been prepared after due and careful enquiry on the basis described in the Accountants Report; and

   (e) there has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with the auditors of the Company.

4. The unaudited consolidated financial information relating to the Company for the period from 1 January 2006 to 31 March 2006 and the unaudited consolidated balance sheet of the Company as at 31 March 2006 set out in the Prospectus has been prepared in accordance with applicable Canadian Securities Laws and Canadian generally accepted accounting principles consistently applied and presents fairly in all material respects the financial condition of the Group for that period and as at that date.

5. The Company has established adequate procedures, systems and controls to enable it to comply with the AIM Rules both on Admission and on a continuing basis and which provide a reasonable basis for the Directors to make proper judgments as to the financial position and prospects of the Company and the Group.

Material adverse change

6. Since 31 March 2006 and except as fairly and expressly disclosed in each of the Pathfinder Prospectus and the Final Prospectus, there has been no:

(i) significant change in the financial or trading position of the Group; and

(ii) material change (financial or otherwise) in the business, affairs, assets or liabilities (contingent or otherwise), obligations, capital or prospects of the Group, taken as a whole.

Due incorporation and capacity

7. Each of the Company and each Group company has been duly incorporated under the laws of its jurisdiction of incorporation (and the laws of any other jurisdiction in which any of them carries on business) with full power and authority to own, lease and operate its properties and assets and conduct its business as described in the Prospectus, has all necessary licences and permits to permit the conduct of such business and is not in breach of any such licence or permit and, in the case of the Company, has full power and authority to execute and perform its obligations under this agreement.

Valid existence

8. The Company and each Group company is validly existing and:

(a) no order has been made or resolution passed by the Directors or the directors or members of any Group company nor, so far as the Company and each of the Directors are aware, has any petition been presented for the winding-up of any Group company or for the appointment of a provisional liquidator to any Group company or for an administration order in respect of any Group company;

(b) no receiver or receiver and manager has been appointed by any person of the whole or any part of the business or assets of any Group company;

(c) no action has been taken by any Group company or, as far as the Company and each of the Directors are aware, no matter has occurred which is equivalent or in all material respects similar in any jurisdiction to any of the actions on matters referred to in subparagraphs (a) or (b); and

(d) the Directors have been duly appointed as directors of the Company.

Authority and legal obligation

9. The execution, delivery and performance of this agreement (and each of the agreements referred to in this agreement as to be entered into by the Company) by the Company has been duly authorised by the Company, all necessary action has been taken to authorise its execution and delivery and this agreement (and each of the agreements referred to in this agreement as to be entered into by the Company) constitutes a legal, valid and binding obligation of the Company enforceable in accordance with their respective terms.

Corporate approvals

10. All corporate and other approvals and authorisations required by the Company for the filing and/or publication of the Offer Documents (including conditional TSX listing approval) and the execution and delivery of this agreement (and each of the agreements referred to in this agreement as to be entered into by the Company), the performance of their respective terms and the issue and distribution of the Offer Shares have been obtained and are unconditional and in full force and effect.

Existing share capital

11. The authorised and issued share capital of the Company and any rights to convert or exchange into share capital of the Company are fully and accurately described in the Prospectus. The issued share capital of the Company (including, without limitation, the issued Shares) has been duly and validly authorised, allotted and issued, is fully paid (as nonassessable shares in the capital of the Company) and no further amounts are payable to the Company in respect of the issue of that share capital. None of the issued share capital was issued in breach of any pre-emptive or other rights to acquire such share capital and the purchasers of any Shares sold in the Offer will be entitled to participate in all dividends and other distributions declared, paid or made on or after the First Closing Date on or in respect of those Shares and there are no restrictions on subsequent transfers of the shares under the Company's constitutional documents or applicable laws.

The Offer Shares

12. The Offer Shares have been duly and validly authorised and, when issued against payment of the Offer Price as provided in this agreement, will be validly issued, fully paid (as nonassessable shares in the capital of the Company) and no further amounts will be payable to the Company at the time of issue of those Shares. The holders of issued share capital of the Company at the time of issue of the Offer Shares will not be entitled to or will have duly and irrevocably waived any pre-emptive or any other rights to acquire those Shares.

Subsidiary undertakings

13. The issued share capital of each Group company has been duly and validly authorised, allotted and issued, is fully paid and no further amounts are payable to the Group company in respect of the issue of its share capital. None of the issued share capital of each Group company was issued in breach of any pre-emptive or other rights to acquire such share capital and, except as otherwise disclosed in the each of Pathfinder Prospectus and in the Final Prospectus, such share capital is owned by the Company or one or more of its wholly-owned subsidiary undertakings.

Compliance with law

14. The execution, delivery and performance of this agreement (and of each of the agreements referred to in this agreement as to be entered into by the Company) and the consummation of the Offer (including the issue and subscription of any Shares) do not and will not, whether with or without the giving of notice or passage of time or otherwise:

(a) breach any provision of the articles of incorporation or by-laws of the Company;

(b) infringe any law or regulation or any judgment, order, writ or decree of any government, governmental body or court having jurisdiction over the Company or any Group company;

(c) conflict with, or constitute a breach of or an event of default under any agreement, deed or instrument to which the Company is a party; or

(d) constitute an event which entitles or may require any person to require the redemption, repurchase or repayment of any indebtedness of any Group company or may result in the creation or imposition of any Encumbrance upon any property or assets of any Group company,

and neither the Company nor any Group company is in violation of its constitutional documents.

Consents

15. Other than the issuance of the MRRS decision document for the Canadian Final Prospectus, approval of the TSX Listing and the issue of a dealing notice from the London Stock Exchange in respect of AIM Admission, all consents, approvals, orders, registrations, qualifications and authorisations of any court, governmental, regulatory, supranational or taxation body or stock exchange having jurisdiction over the Company or any Group company required by the Company or any Group company for the execution and delivery of this agreement and the performance of its terms, Admission and the issue, sale and delivery of the Offer Shares have been obtained and are unconditional and in full force and effect.

Litigation, defaults, etc.

16. No Group company is:

(a) in breach of the terms of, or in default under, any instrument, agreement or order to which it is a party or by which it or its property is bound and no event has occurred which entitles (or would entitle with the giving of notice, the lapse of time or otherwise) any person to accelerate any payment of principal or interest or terminate any agreement;

(b) involved in any litigation or arbitration proceedings relating to Claims or amounts which are material in the context of the Offer nor, so far as the Company or the Directors are aware, is any such litigation or arbitration pending or threatened; or

(c) involved in or the subject of any current or pending investigation or proceedings (whether administrative, regulatory or otherwise) whether in the United Kingdom or elsewhere.

Compliance with law and regulation

17. No Group company, nor any of the officers, agents or employees of any Group company (during the course of his duties), has done or omitted to do anything which is a contravention of any statute, order, regulation or the like which has resulted or may result in any fine, penalty or other liability or sanction on the part of any Group company.

18. Each Group company has, and has at all times, complied with the terms and conditions of, all licences (including statutory licences), authorisations and consents necessary to own and

operate its assets and to carry on its business as it does at present or as envisaged in the Prospectus.

Stabilisation, etc.

19. None of Company, or any of its affiliates, or any person acting on behalf of any of them has, during the period of 30 days prior to the date of this agreement, directly or indirectly, done any act or engaged in any course of conduct or will, until the Underwriters has notified the Company of the completion of the distribution of the Offer Shares, do directly or indirectly any act or engage in any course of conduct (i) which creates a false or misleading impression as to the market in or the value or market price of the Shares and any associated securities (as defined in the FSA Handbook of Rules and Guidance and including options in respect of those shares and securities which are convertible into or exchangeable for those shares and securities or which might reasonably be expected to cause or result in stabilisation or manipulation of the price of the Shares); (ii) would otherwise result in the Underwriters not being afforded the protection of the "safe harbour" under the Code of Market Conduct promulgated by the Financial Services Authority; or (iii) the purpose of which is to create actual, or apparent, active trading in or to raise the price of the Shares.

Working capital report

20. The report on the consolidated cash flow and working capital projections of the Group prepared by the Accountants in connection with the Offer and contained in the Working Capital Report, has been approved by the Directors, has been prepared after due and careful enquiry and on the bases and assumptions stated in it which the Directors believe to be reasonable and:

(a) all statements of fact in it are true and accurate in all respects and not misleading in any respect;

(b) all expressions of opinion contained in it are fair and reasonable, are honestly held by the Directors and can be properly supported; and

(c) there are no other facts or assumptions which in any case ought reasonably to have been taken into account which have not been taken into account in the preparation of the report.

Working capital

21. In the opinion of the Directors the working capital available to the Group is sufficient for the Group's present requirements, that is, for at least 18 months from the date of publication of the Final Prospectus.

Long Form Report

22. All material information requested by the Accountants from the Company and each Group company for the purposes of the Accountants' long form report in connection with the Offer (the **Long Form Report**) has been supplied and the Long Form Report is true and accurate in all material respects, and none of the Directors disagrees with any aspect of the Long Form Report. The opinions attributed to the Directors in the Long Form Report are fair and reasonable, are honestly held by the Directors and can be properly supported.

Verification Notes

23. The replies contained in the notes verifying the information in each of the Pathfinder Prospectus and the Final Prospectus (the **Verification Notes**) and any supporting documents to the Verification Notes:

(a) have been approved by each of the Directors and are true and not misleading;

(b) which are attributed to the Company or any employee of the Group; and any supporting documents prepared by or on behalf of the Directors or any employee of the Group, have been given or prepared in good faith and with due care and attention; and

(c) which are not given by the Company or the Directors and any supporting documents not prepared by or on behalf of the Company or the Directors, have been given or prepared by persons considered by the Directors to have appropriate knowledge and responsibility to enable them properly to provide such replies or prepare such supporting documents.

24. The statements of opinion attributed to the Directors or any employee of the Group contained in the replies to the Verification Notes are fair and reasonable, are honestly held by the relevant person and can be properly supported.

25. There are no other facts which are known to any of the Directors or any employee of the Group which materially affect the accuracy or completeness of any of the replies contained in the Verification Notes.

Application for Admission

26. All statements made by, or on behalf of (including acting on instructions and information supplied by any Group company), the Company to the TSX or the London Stock Exchange in connection with the application for Admission are true and accurate and are not misleading in any respect and all relevant facts have been disclosed to the TSX and/or the London Stock Exchange in connection therewith.

27. The Directors have had explained to them by an appropriate professional adviser the nature of their responsibilities and obligations as directors of a listed company under the AIM Rules.

Contracts, etc.

28. So far as the Company and each of the Directors are aware there are no grounds for rescission, avoidance or repudiation of any agreement or other transaction to which any Group company is a party and which agreement or other transaction is material in the context of the business of the Group, none of such agreements or other transactions are invalid and no Group company has received notice of any intention to terminate any such agreement or repudiate or disclaim any such transaction.

29. Save to the extent fairly and expressly disclosed in each of the Pathfinder Prospectus and the Final Prospectus, the channel partner agreements (as such term is defined in the Pathfinder Prospectus) are enforceable in accordance with their terms, the Company has complied in all material respects with such channel partner agreements and, so far as the Company and each of the Directors are aware, the counterparties to such channel partner agreements have complied in all material respects with their terms.

30. Except as disclosed in each of the Pathfinder Prospectus and the Final Prospectus, the Company does not own and has not entered into any agreement of any nature to acquire, directly or indirectly, any securities, or other equity or proprietary interest in, any person and the Company has not entered into any agreement to acquire or lease any other material businesses, assets or investments other than in the ordinary course of business.

Tax

31. Each of Group company has filed all necessary tax returns and notices and has paid all applicable taxes for all tax years prior to the date of this agreement to the extent such taxes have become due or have been alleged to be due except to the extent that the failure to so file or pay would not reasonably be expected to result in an adverse material change in the condition, financial or otherwise, or in the business, affairs, property, liabilities (contingent or otherwise), operations or capital of that Group company and the Company is not aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued, thereon which might reasonably be expected to result in an adverse material change to the Company and each Group company, taken as a whole.

32. Each Group company has made adequate provision for all taxes payable and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by each Group company and there are no actions, suits, proceedings, investigations or claims pending or, to the knowledge of the Company or the Directors, threatened against any Group company in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority.

33. No Group company is, or is likely to become, liable to any taxation (other than taxation on trading profits or capital gains provided for in the Financial Information) as a result of any act, omission or arrangement occurring under any direction, control or influence of any Director, where one of the purposes in the exercise of such direction, control or influence was any direct or indirect personal benefit of that or any other Director, any associate or relative of such Director or any person (including without limitation, any body corporate) under the direct or indirect control of such Director.

Properties

34. Each Group company has good and marketable title to the properties occupied by it and all deeds and documents necessary to prove title to each such property are in its possession.

Insurance

35. Save to the extent fairly and expressly disclosed in each of the Pathfinder Prospectus and the Final Prospectus, all the assets and undertaking of each Group company of an insurable nature are and have at all material times been adequately insured in the reasonable opinion of the Company (given the nature of its business) and the Group companies are now and have at all material times been adequately covered in the reasonable opinion of the Company (given the nature of its business) against accident, damage, injury, third party loss and loss, business interruption of profits.

Intellectual Property

36. Except as specifically disclosed in each of the Pathfinder Prospectus and the Final Prospectus, the Group owns free of any Encumbrances, or has licensed to it on reasonable terms or otherwise has the benefit or use on reasonable terms with the authority of the owner or licensor thereof of, adequate trademarks, trade names and other rights including know-how, copyright (including without limitation in any software used), confidential information and other intellectual property (collectively, **Intellectual Property Rights**) necessary to conduct, in all material respects, the business now operated by it.

37. No activities of any Group Company infringe or are likely to infringe any Intellectual Property Right of any third party and no claim has been made against any Group Company in respect of any such infringement

Pensions

38. Save as disclosed in each of the Pathfinder Prospectus and the Final Prospectus, no Group company has any material liability associated with, or arising from, it participating in or contributing to, either currently or in the past, any retirement benefits scheme (occupational or personal) which are not funded, insured or provided for on a generally accepted basis either through a separate trust, insurance policy or provision in the Financial Information.

United States

39. None of the Company or any of its affiliates (as defined in Rule 501(b) of Regulation D under the Securities Act) or any person acting on behalf of any of them (other than the Underwriters or their affiliates, as to whom no representation is made), has engaged in or will engage in any directed selling efforts (as defined in Regulation S) with respect to the Offer Shares.

40. The Company is a "foreign issuer" (as defined in Regulation S) and reasonably believes that there is no "substantial U.S. market interest" (as defined in Regulation S) in the Offer Shares.

41. None of Company, any of its affiliates, and any person acting on behalf of any of them, has engaged or will engage, in any form of general solicitation or general advertising (as those terms are used in Rule 502(c) of Regulation D under the Securities Act) in connection with any offer or sale of the Offer Shares in the United States.

42. None of the Company, its affiliates or any person acting on behalf of any of them has made or will make offers or sales of securities under circumstances that would require the registration of the Offer Shares under the Securities Act.

43. The Offer Shares satisfy the eligibility requirements of Rule 144A(d)(3) under the Securities Act.

44. The Company is not now and, as a result of the Offer, will not be an "investment company" (as defined in the United States Investment Company Act of 1940) that is or will be required to be registered under Section 8 of that Act.

45. The Company is not, and does not expect to become, a "passive foreign investment company" within the meaning of Section 1296 of the U.S. Internal Revenue Code of 1986, as amended.

46. The Company and each Group company will use the net proceeds received by the Company from the Offering in the manner specified under the caption "Use of Proceeds" in the Final

Prospectus and, in this respect, will not, directly or indirectly, use the proceeds from the Offering to fund activities or business in a manner that would cause a U.S. person to violate U.S. economic sanctions law, including measures administered by the U.S. Department of Treasury's Office of Foreign Assets Controls.

47. Neither the Company nor any Director, officer, agent, distributor, employee or other person connected with or acting on behalf of the Company has:

(a) made, offered to make, promised to make or authorised the payment of, directly or indirectly, any money or anything of value to any government official, government employee, political party or candidate for political office for the purposes of influencing any act or decision of any such person or party in his official capacity, inducing such person or party to do or omit to do any act in violation of his lawful duty, securing any improper advantage or inducing any such person or party to use his influence with a foreign government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality or to take any other action favourable to the Company;

(b) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (**FCPA**);

(c) is or ever has been subject to any internal or external investigation under the FCPA; or

(d) made, offered to make, promised to make or authorised the payment of any bribe, rebate, payoff, influence payment, kickback or other unlawful payment prohibited under any applicable law or regulation equivalent to the FCPA in any jurisdiction.

No Cease Trade

48. Upon the issuance of a receipt for the Canadian Final Prospectus, the Company will be a reporting issuer or equivalent in each Qualifying Province where such concept exists and will not be in default under any Canadian Securities laws.

49. No order to cease or suspend trading of any securities of the Company has been issued by any stock exchange, securities commission or other regulatory authority and is continuing in effect, and no proceedings for such purpose have been instituted and are continuing or are pending or, to the knowledge of the Company, contemplated or threatened.

Regulatory Filings

50. In so far as the Company or the Directors are aware, the Company has duly filed or delivered all reports, filings, disclosures, releases and other materials required to be filed with or delivered to any securities regulatory authority having jurisdiction under applicable laws. All such reports, filings, disclosures, releases or other materials were prepared in accordance with applicable laws (including Canadian Securities Laws) and, as of the date of the filing or delivery thereof, none of such reports, filings, disclosures, releases or other materials contained any misrepresentation which is material in the context of Admission or the Offering.

Use of Proceeds

51. The Company will apply the net proceeds from the issue and sale of the Offer Shares as described in the Final Prospectus.

Independence of Auditors

52. The Auditors are independent with respect to the Company within the meaning of the Canada Business Corporations Act and Canadian Securities Laws.

53. The Registrar, as its principal office in Toronto, will have been, on each Closing Date, duly appointed as registered transfer agent in respect of the Shares.

54. The TSX has conditionally approved the listing of the Shares, subject to satisfaction by the Company of the standard listing conditions.

55. The form and terms of the certificate for the Shares have been approved and adopted by the Directors and meets the requirements of applicable laws and the TSX.

SCHEDULE 4

DELIVERY OF DOCUMENTS

PART 1

Accountants' Documents

1.	**Long Form Report** – from the Accountants to the Underwriters and the Company;	Signed original
2.	**Working Capital Report** – from the Accountants to the Underwriters and the Company in respect of the working capital and cash flow projections of the Company;	Signed original
3.	**Comfort letter** – from the Accountants to the Underwriters and the Company dealing with significant change, extraction of financial information included in the Final Prospectus, description of United Kingdom and Canadian taxation in the Final Prospectus and certain matters relating to Rule 39 of and Schedule Six to the AIM Rules;	Signed Original
4.	**Letter relating to the Financial Reporting Procedures of the Company** – from the Accountants to Underwriters and the Company;	Signed original
5.	**Comfort letters** – from the Accountants to the Canadian Securities Regulators in respect of the Preliminary Prospectus and the Canadian Final Prospectus; and	Certified copies
6.	**Long form comfort letter** - to the Underwriters and Underwriter's counsel in the agreed form.	Signed original

Company's Documents

1.	**Board resolutions** – approving, *inter alia*, the filing of the Preliminary Prospectus and the Final Prospectus in the agreed form;	Copies signed by Chairman
2.	**Press Release** – in the agreed form;	A copy
3.	**Registrar's Agreement** – in the agreed form;	Signed copy
4.	**Form of Share Certificate** – in the agreed form;	Certified copy
5.	**10 - day Announcement** – in the agreed form;	Signed copy
6.	**AIM Application and fee**	Signed original
7.	**Representation letter** – from the Company to the Accountants providing comfort in respect of the Accountants' Report and the Long Form Report;	Signed copy
8.	**Nominated Adviser and Broker Agreement**	Signed original
9.	**Lock-in Undertakings**	Signed originals
10.	**Rule 39 Letter** - to Canaccord in respect of Rule 39 of Schedule 6 of the AIM Rules;	Signed original
11.	**Share Based Plans and Restricted Share Unit Plan**	Copy signed by Chairman
12.	**Terms of reference of audit committee**	Copy signed by Chairman
13.	**Terms of reference of compensation committee**	Copy signed by Chairman
14.	**Terms of reference of disclosure committee**	Copy signed by Chairman
15.	**RIS Letter** - from the Company authorising Canaccord to make announcements to regulatory information services on behalf of the Company;	Signed copy
16.	Letters from the Company to Securities Commissions under 7.2.2. of NP 43-201 in respect of the Preliminary Prospectus and the Canadian Final Prospectus and evidence of payment of listing fees;	Certified copies
17.	Authorisation to collect personal information under 41-501F2;	Original
18.	Material contracts of the Company filed with Securities Commissions;	Copies

19.	Letter from the Company to the Securities Commission under 7.4.4 of NP 43-201;	Signed original
20.	MRRS Decision issued by the Ontario Securities Commission (as principal regulator);	Original
21.	**TSX application form** - together with statutory declarations of the officers;	Certified copy
22.	**Personal Information Forms** – of each of the Directors and officers of the Company;	Signed originals
23.	Conditional approval letter of TSX;	Original
24.	Directors' service agreements;	Original
25.	Share dealing code;	Copy signed by Chairman
26.	Incumbency certificate; and	Signed original
27.	SEDAR Form 6.	Signed original

Directors' Documents

28.	**Canadian Final Prospectus** and **Final Prospectus** – each duly signed by the Chief Executive Officer and Chief Financial Officer of the Company;	1 original.
29.	**Powers of Attorney**	Certified copies signed by each Director.
30.	**Responsibility Letters**	Originals signed by each Director.
31.	**Verification Notes**	Original signed by each Director or their duly appointed attorney together with copies of the annexes to or material referred to in them.
32.	**Directors and Officers' Questionnaire**	Originals signed by each Director and Officer.
33.	**Working Capital Report**	Original signed by each Director or their duly appointed attorney.

Legal documents

34.	**Legal Due Diligence Report** – addressed to the Company and the Underwriters;	Signed original together with copies of any annexures.
35.	**Rule 39 Letter** - from the Company's attorneys to Canaccord in respect of Rule 39 and Schedule 6 of the AIM Rules;	Signed original
36.	**Canadian and UK legal opinions** – from Stikeman Elliott to the Underwriters in the agreed form;	Signed original
37.	**Consent letter** –with respect to filing of Final Prospectus.	Signed original

Underwriters' documents

38.	**Declaration to the London Stock Exchange** – from Canaccord in respect of Rule 5, Rule 39 and Schedule 6 of the AIM Rules;	Signed original
39.	**Estimate of expenses**;	Signed Copy
40.	**SEDAR Form 6;** and	Signed Original
41.	**MRRS confirmation letter of the Underwriters** - pursuant to section 7.4.4 of NP – 43-201.	Signed Original

PART 2

1.	**Company's certificate** - signed by or on behalf of the Directors and dated the date of Admission to the effect stated in clause 13.1(a);	Signed original
2.	**Canadian, US and UK legal opinions** – from Stikeman Elliott to the Underwriters in the agreed form and dated the date of Admission;	Signed original
3.	**Long form comfort letter** – to the Underwriters and Underwriter's counsel in the agreed form; and	Signed Original
4.	**Share warrant instruments** in the name of the Underwriters in the agreed form; and	Signed originals
5.	TSX listing agreement.	Original

SIGNATORIES

JUMPTV INC.

By: (Signed) "Scott Paterson"................

(Signed) "Scott Paterson"......................

SCOTT PATERSON

(Signed) "Kaleil Isaza Tuzman"............

KALEIL ISAZA TUZMAN

(Signed) "Lorne Abony" ....

LORNE ABONY

(Signed) "Mark Amin"..........................

MARK AMIN

(Signed) "Curt Marvis" ....

CURT MARVIS

(Signed) "James McNamara"................

JAMES McNAMARA

CANACCORD ADAMS LIMITED

By: (Signed) "Mark Ashurst"..................

MORGAN STANLEY SECURITIES LIMITED

By: (Signed) "Ronald Kent" ....

NOMINATED ADVISER AND BROKER AGREEMENT

DATED 1 AUGUST, 2006

JUMPTV INC.

and

THE DIRECTORS

and

CANACCORD ADAMS LIMITED

ALLEN & OVERY

Allen & Overy LLP

CONTENTS

Clause **Page**

1. Definitions 1
2. Appointment and Term 1
3. Duties of the Nominated Adviser 2
4. Duties of the Nominated Broker 2
5. Indemnity 3
6. Obligations of the Company and the Directors 4
7. Publication of Information and Other Matters 7
8. Fees and Expenses 8
9. Conditions Precedent 9
10. Termination 9
11. Terms and Conditions 10
12. Notices 11
13. Assignment 11
14. Time 11
15. Miscellaneous 11
16. Entire Agreement 11
17. Governing Law 11
18. Counterparts 12

Schedule

1. Directors 13
2. Deed of Adherence 14
3. Additional Terms and Conditions 16
4. Definitions 23

Signatories 25

THIS AGREEMENT is dated 1 August, 2006 and made

BETWEEN:

(1) **JUMPTV INC.**, a company incorporated in Canada, whose registered office is at BCE Place, 161 Bay Street, Suite 3840, Toronto, Ontario, Canada M5J 2S1 (the **Company**);

(2) **THE PERSONS** whose names are set out in Schedule 1 (the **Directors**); and

(3) **CANACCORD ADAMS LIMITED**, a company incorporated in England and Wales with registered number 2814897, whose registered office is at Brook House, 27 Upper Brook Street, London W1K 7QR, United Kingdom (**Canaccord**).

WHEREAS:

(A) The Company wishes to apply for admission of its entire issued and to be issued share capital to trading on AIM.

(B) The Company wishes to appoint and Canaccord wishes to act, on and subject to the terms and conditions of this agreement, as Nominated Adviser and Broker to the Company in connection with Admission and following Admission.

IT IS AGREED as follows:

1. DEFINITIONS

1.1 In addition to terms defined elsewhere in this agreement, the definitions and other provisions in Schedule 4 apply throughout this agreement.

1.2 In this agreement, unless the contrary intention appears, a reference to a clause, subclause or schedule is of or to this agreement. The schedules form part of this agreement.

1.3 The headings in this agreement do not affect its interpretation.

2. APPOINTMENT AND TERM

2.1 The Company hereby appoints Canaccord as its Nominated Adviser and Broker for the purposes of the AIM Rules on and subject to the terms set out in this agreement and Canaccord hereby accepts such appointment.

2.2 The appointment of Canaccord as the Company's Nominated Adviser and Broker shall commence on Admission and, subject to clauses 9 and 10, shall continue for a period of twelve (12) months from the date of Admission and thereafter until terminated by either the Company or Canaccord giving not less than three months' prior written notice to the other to be given at any time after expiry of such twelve month period, provided that:

(a) such termination shall be without prejudice to any accrued rights or obligations of any party under this agreement; and

(b) clauses 5, 7.3 and 7.4, 8, 11 to 18, paragraphs 4 and 5 of Schedule 3 and Schedule 4 shall survive termination and remain in full force and effect in accordance with their terms.

2.3 In connection with its engagement hereunder, Canaccord may, to the extent permitted under the AIM Rules, delegate all or a portion of the services to be provided by it under this agreement to one or

more of its Affiliates, provided, however, that no such delegation shall modify or affect the terms of this agreement, including Canaccord's obligations under this agreement with respect to the performance of such services.

2.4 Canaccord confirms and warrants to the Company that it is a member firm, approved by the London Stock Exchange to act as nominated adviser and broker to the Company for the purposes of the AIM Rules.

3. DUTIES OF THE NOMINATED ADVISER

3.1 Canaccord, in its capacity as Nominated Adviser, shall provide such continuing advice and guidance as the Company and the Directors may reasonably require in connection with their respective responsibilities and obligations to ensure compliance by the Company on an ongoing basis with the AIM Rules, and the requirements of the London Stock Exchange and shall carry out the responsibilities of a nominated adviser as set out in the AIM Rules, including:

(a) providing, on request, at all reasonable times advice and guidance to the Directors and the Company on compliance by the Company on an ongoing basis with the AIM Rules;

(b) providing the London Stock Exchange with any information in such form and within such time limits as the London Stock Exchange may reasonably require (provided that Canaccord has been given the requisite information by the Directors and the Company) and the Company agrees to confirm and ratify any such action lawfully and properly done;

(c) liaising with the London Stock Exchange where requested so to do by the London Stock Exchange or by the Company and the Company agrees to confirm and ratify any such action lawfully and properly done;

(d) reviewing regularly (together with the Company) the Company's actual trading performance and financial condition against any profit forecast, estimate or projection included in any admission document published by the Company or otherwise made public by or on behalf of the Company, in order to assist the Company in determining whether a notification is necessary under Rule 17 of the AIM Rules;

(e) informing the London Stock Exchange when it ceases to be the nominated adviser to the Company; and

(f) abiding by the eligibility criteria for nominated advisers under the AIM Rules at all times.

3.2 Any further advice which Canaccord agrees to provide in relation to any specific transactions or matters over and above such general advice as Nominated Adviser shall be the subject of a separate engagement letter to be agreed in advance between the Company and Canaccord in relation to each such specific transaction or matter.

3.3 In connection with Canaccord's role as Nominated Adviser, the Company acknowledges Canaccord's responsibilities as nominated adviser are owed solely to the Exchange and are set out in Rule 39 of and Schedule 6 to the AIM Rules.

4. DUTIES OF THE NOMINATED BROKER

4.1 Canaccord, in its capacity as Nominated Broker, agrees to provide the services and carry out the responsibilities of a broker under the AIM rules, including:

(a) acting as the point of contact between the investment community and the Company;

(b) when requested to do so by the Company, co-ordinating transactions in the Shares, with a view to maintaining an orderly market in the Shares;

(c) advising the Company, when required, on investment conditions;

(d) subject to sub-clause 2.3, not appointing any agent to fulfil any of its duties or obligations to the Company without the prior written consent of the Company;

(e) maintaining regular contact with the Company concerning significant movements in its share price and giving details to the Company, as requested and as available to Canaccord, of trading in the Shares; and

(f) providing the Company with guidance on market expectations and when appropriate arranging for the Company to make presentation to institutional investors and advising on the content thereof,

in each case in respect of the trading of the Shares on AIM.

5. INDEMNITY

5.1 In consideration of the services to be provided by Canaccord in connection with its engagement hereunder, the Company hereby irrevocably agrees with Canaccord for itself and, on the basis that it shall enjoy an absolute discretion as to the enforcement of any claim under this indemnity, as trustee for each and every Canaccord Associate to indemnify and to hold Canaccord and each Canaccord Associate harmless from and against all or any losses, damages, charges, expenses, claims, actions, liabilities, demands or proceedings whatsoever brought or established against Canaccord or any Canaccord Associate by any person, government, governmental agency or regulatory body whatsoever and against all losses, damages, costs, charges or expenses which Canaccord or any Canaccord Associate may suffer or incur (including, but not limited to, all such losses, damages, costs, charges or expenses suffered or incurred in: (i) responding to, disputing or defending any claim, action, liability, demand or proceedings as aforesaid; (ii) appealing against any judgment, award or decision of any court, tribunal, arbitrator or regulatory or other authority; (iii) connection with any investigation conducted by on or behalf of any authority; (iv) establishing its right to be indemnified pursuant to this paragraph; and/or (v) in seeking advice as to any claim, action, liability, demand, proceedings or investigation aforesaid) and which in any such case arises out of or in connection with:

(a) any publication, statement or communication of the Company not containing or being alleged not to contain all information required to be stated therein or being alleged to be untrue, inaccurate, incomplete or misleading or as having been made negligently or otherwise without the required standard of skill and care or reasonableness; or

(b) the provision by Canaccord or any sub-agent appointed by Canaccord of services to the Company or any Company Associate pursuant to its engagement hereunder or otherwise arising by reason of or in connection with its engagement hereunder; or

(c) any breach by the Company of any of its obligations under, or any of the terms and conditions of, this agreement; or

(d) any breach or alleged breach of the laws or regulations of any country including any rule or regulation which does not have the force of law,

save and to the extent that such loss, damage, liability, cost, charge or expense arises from (i) the bad faith, fraud, negligence or wilful default of Canaccord or the Canaccord Associate concerned; or (ii)

the material breach by Canaccord or the Canaccord Associate concerned of its duties or obligations under this agreement or a breach by Canaccord or the Canaccord Associate concerned under FSMA or the regulatory system as defined in the rules of the Financial Services Authority.

5.2 Each sum payable by the Company under this agreement shall be paid free and clear of all deductions or withholdings of any kind save only as may be required by law. If any such deduction or withholding is required, such sum shall be grossed-up by such amount as will ensure that after such deduction or withholding or charge the remainder of the gross sum paid or payable shall equal the sum which would otherwise be payable under this agreement (additional payments being made by the Company as may be necessary from time to time).

5.3 If HM Revenue and Customs or any other taxing authority brings into charge to tax (or into computation of income, profits or gains for the purpose of any charge to tax) any sum payable to Canaccord or any Canaccord Associate by way of reimbursement pursuant to its agreement then the amount so payable will be grossed up by such amount as will ensure that after deduction of the tax so chargeable there will be left a sum equal to the amount that would otherwise be payable hereunder as a result of such reimbursement or indemnity.

5.4 No claim will be made against Canaccord or any Canaccord Associate to recover any loss, damage, cost, charge or expense which the Company may suffer or incur by reason of the carrying out by Canaccord of its obligations under this agreement save and to the extent that such loss, damage, cost, charge or expense arises from (i) the bad faith, fraud, negligence or wilful default of Canaccord or the Canaccord Associate concerned or (ii) the material breach by Canaccord or the Canaccord Associate concerned of its duties or obligations under this agreement or (iii) a breach by Canaccord or the Canaccord Associate concerned under FSMA or the regulatory system as defined in the rules of the Financial Services Authority.

5.5 Without prejudice to subclause 5.1 and subject to the remaining provisions of this clause 5, if Canaccord or any Canaccord Associate becomes aware of any potential action or claim which may be brought against Canaccord or any Canaccord Associate in respect of which indemnity may be sought pursuant to subclause 5.1, Canaccord shall promptly notify the same to the Company and shall (subject to being indemnified and secured to its reasonable satisfaction by the Company against all losses, liabilities, claims, costs, charges and expenses suffered or incurred thereby) take or use all reasonable endeavours to procure to be taken such actions as the Company may reasonably request to avoid, dispute, resist, appeal, compromise or defend such action or claim and shall provide the Company and its legal advisers with such information and documentation relating to such claim as the Company may reasonably require provided that nothing in this paragraph shall require Canaccord to do, or refrain from doing, anything which would, or which Canaccord considers might (acting reasonably and in good faith), either prejudice any insurance cover to which it or any other Canaccord Associate may from time to time be entitled, or from which it or any of them may benefit or which may prejudice the reputation or standing of Canaccord or of any other Canaccord Associate.

5.6 The indemnity set out in this clause 5 is in addition to any rights which Canaccord or any Canaccord Associate may have by virtue of any other existing or future deed or document or at common law, statute or otherwise including, but not limited to, any right of contribution.

6. OBLIGATIONS OF THE COMPANY AND THE DIRECTORS

6.1 The Company undertakes with Canaccord that, for so long as Canaccord is its Nominated Adviser, it will and each of the Directors undertakes to Canaccord that for so long as he shall continue to be a director of the Company he shall use all reasonable endeavours to procure (so far as he is able to, as a director of the Company) that the Company will:

Compliance with rules and regulations

(a) comply on a timely basis with the AIM Rules (and each of the Directors confirms that he has received a copy of the AIM Rules and has understood the same and, where he has deemed it necessary, has sought advice in respect of the same), the rules of the London Stock Exchange and of TSX, FSMA, applicable Canadian provinces securities legislation and corporate legislation, any corporate governance requirements adopted by the Company from time to time, the Prospectus Rules, where applicable and with all other laws and regulations applicable to companies whose shares are admitted to trading on AIM and in force from time to time insofar as they apply to the Company;

(b) comply (and ensure compliance by directors and applicable employees (as each is defined by the AIM Rules)) with the restrictions on dealings in the Company's securities set out in Rule 21 of the AIM Rules and adopt, maintain and enforce a share dealing code no less exacting than the share dealing code adopted by the Company on Admission;

(c) inform Canaccord immediately upon becoming aware of any breach by the Company or any of its Directors of the AIM Rules, the TSX Rules or any other applicable laws or regulations and seek advice and guidance from Canaccord regarding all matters relevant to the Company's compliance with the AIM Rules; and

(d) have due regard to all advice given to it by Canaccord in relation to its compliance with the AIM Rules;

Provision of information

(e) from time to time promptly provide to Canaccord or procure the prompt provision of all information which Canaccord reasonably requests for the performance of its obligations hereunder, and provide Canaccord with reasonable access to the Group and its officers, directors, accountants and legal advisers, for the purposes of the performance of its obligations under this agreement. In particular, the Company will:

   (i) upon request by Canaccord, provide to Canaccord all information which Canaccord, in its capacity as Nominated Adviser, reasonably requests to advise and guide the Directors about their respective responsibilities and obligations to ensure compliance by the Company on an ongoing basis with the AIM Rules;

   (ii) procure that all information supplied by it or by its officers, directors, accountants or legal advisers to Canaccord will be obtained by lawful means and that no information supplied by it or such persons to Canaccord will be supplied in breach of any duty of confidentiality owed to third parties, and provided always that notwithstanding any other provision of this agreement, that the Company shall be under no obligation under this agreement to provide any information to Canaccord which would breach this provision (in which event the Company shall inform Canaccord that it is unable to provide the relevant information due to such a restriction); and

   (iii) provide Canaccord with all such information and documents as Canaccord may reasonably require to enable it to comply with its obligations under Rule 39 of the AIM Rules;

Developments and transactions

(f) notify promptly and discuss with Canaccord any developments: (i) concerning or affecting the financial or trading position or prospects of the Group; (ii) which are likely to affect the general character or nature of the business of the Group; (iii) which are likely to require an announcement under the AIM Rules; or (iv) which may otherwise be necessary to be made known to the public in order to enable the shareholders of the Company and the public to appraise the position of the Group and to avoid the establishment of a false and/or disorderly market in the Company's securities; and

(g) notify promptly and consult with Canaccord in advance of entering into, or procuring or permitting any subsidiary undertaking to enter into, any commitment or transaction (i) which falls or which might reasonably be expected to fall within the provisions of Rules 12 to 15 (inclusive) of the AIM Rules; (ii) which is otherwise material in the context of the Company and its subsidiary undertakings (taken as a whole); or (iii) which relates to the issue or sale of shares in the Company or securities convertible or exchangeable into or exercisable for shares in the Company or any warrant or other rights to purchase shares in the Company (other than pursuant to any stock option plan or scheme of the Company);

Circulars and announcements

(h) subject to clause 7.2, forward to Canaccord proofs of all circulars, announcements or other documents (in particular, those relating to results, dividends or prospects of the Company and any material changes between the Company's actual trading performance or financial position and any profit forecast, estimate or projection) proposed to be distributed or otherwise made available by the Company to the public or its shareholders (other than trade press releases or other documents such as trade brochures in the ordinary course of business) as soon as is reasonably practicable in the circumstances, and not release or despatch the same without the prior approval of Canaccord (such approval not to be unreasonably withheld or delayed), unless required by law (including Canadian Securities Laws), the London Stock Exchange or TSX or other competent regulatory body and provided that the Company shall, in so far as practicable in the circumstances, consult with Canaccord in advance and take into account in good faith its reasonable representations before making such a public statement or publishing such a document and shall, if required by Canaccord, limit the extent of any disclosure strictly to that required by law or such regulatory body. and

(i) notify Canaccord promptly on discovering that any published announcement, circular or other public document of the Company contains any information or opinion which is untrue, misleading or inaccurate and, where the relevant information or opinion is materially untrue, misleading or inaccurate or otherwise constitutes a breach of law or regulations (including the Rules) take all such steps as Canaccord may reasonably request to correct such published announcement, circular or other public document;

Financial Information

(j) supply Canaccord with copies of the preliminary results and the audited consolidated accounts of the Company, approved by the directors and by the auditors for the time being of the Company, within six months of the end of the financial period to which they relate, and with copies of the interim results within three months of the end of the relevant period to which they relate in each case prior to their publication and in accordance with paragraph (h) above;

Meetings

(k) provide Canaccord with advance notice of all meetings of the board of directors of the Company at the same time as notice is given to the directors, together with details of the business to be considered at such meetings and (if requested) provide copies of all papers distributed to the directors in relation to such meetings and permit attendance by representatives of Canaccord at such meetings and (if requested), as soon as reasonably practicable thereafter, provide copies of the minutes of each meeting of the board of directors of the Company (provided that the Company shall not be required to provide to Canaccord (and may redact) any information which relates to Canaccord or any of its Affiliates); and

(l) provide Canaccord with advance notice of all meetings of the shareholders of the Company at the same time as notice is given to the shareholders and permit attendance by representatives of Canaccord at such meetings and with copies of all documents circulated to shareholders in relation to such meetings; and

Relationship with Canaccord

(m) ensure that at all times a director of the Company is expressly appointed and authorised by the Company to communicate with Canaccord with regard to all matters which are the subject of this agreement.

6.2 Each of the Directors undertakes to Canaccord and to the Company that for so long as he shall continue to be a director of the Company he will:

(a) comply on a timely basis with all provisions of the Rules, the rules of the London Stock Exchange, FSMA, applicable Canadian provincial securities regulation and corporate legislation and with all other laws and regulations from time to time in force in so far as the same may apply or are intended to apply to him as a director of a company admitted to trading on AIM;

(b) inform Canaccord immediately upon becoming aware of any breach by the Company or any other director of the Company of the Rules and seek advice and guidance from Canaccord when appropriate regarding all matters relevant to the Company's compliance with the AIM Rules;

(c) have due regard to and act appropriately on all advice given to him by Canaccord in relation to compliance with the AIM Rules or any other applicable laws or regulations;

(d) comply with the restrictions on dealings provisions set out in Rule 21 of the AIM Rules and with any share dealing code adopted from time to time by the Company and procure, so far as he is able, that each of his connected persons complies and acts in accordance with the same; and

(e) notify the Company and Canaccord promptly of any information which is required to be notified by him (or so far as known to him having made reasonable enquiries, any such connected person) under the AIM Rules.

7. PUBLICATION OF INFORMATION AND OTHER MATTERS

7.1 The Company shall ensure that any document, statement, communication or other information provided to Canaccord is true, fair and accurate in all material respects and not misleading ; that every statement of opinion or intention or expectation contained therein will be honestly held and fairly based (it being understood that Canaccord will rely entirely upon such information without assuming any responsibility for independent investigation or verification thereof) and that there will

be no facts not disclosed therein which, by their omission, make any statement therein misleading in any material respect. The Company will (and each of the Directors undertakes to Canaccord that for so long as he shall continue to be a director of the Company he shall use all reasonable endeavours to procure (so far as he is able as a director to do so) that the Company will) provide Canaccord with all assistance and information which Canaccord may reasonably request to enable Canaccord to satisfy itself that the contents of any announcement, circular or other document made or to be made or approved by Canaccord on behalf of the Company is true and accurate in all material respects and not misleading and does not omit any material information. Notwithstanding the foregoing, the Company and each Director shall be responsible for the contents of every such announcement, circular or other document.

7.2 Canaccord may refuse to issue or approve any announcement, circular or other document which, in Canaccord's opinion, is false or misleading in any material respect or incomplete, or if its publication will, or is likely to (in the opinion of Canaccord), result in Canaccord or any of its affiliates or the Company incurring civil or criminal liability and, in the event of any such refusal, the Company's announcement, circular or other document shall not refer to Canaccord (in any capacity).

7.3 All non-public information concerning the Company which is given to Canaccord for the purposes of its engagement hereunder will be used solely in the course of the performance of Canaccord's engagement and will be treated confidentially by Canaccord for as long as it otherwise remains non-public. Except as otherwise required by law or any regulatory authority or judicial proceedings, Canaccord will not disclose this information to a third party without the Company's consent.

7.4 Any opinion, valuation or advice, whether formal or informal, written or oral, provided by Canaccord in connection with its engagement hereunder may, unless stated otherwise, only be relied on for the purpose for which it is given and is exclusively for the information of the board of the Company and, except as required by applicable law or any regulatory authority, may not be disclosed, in whole or in part (other than to directors, officers, employees and advisers of the Company who are directly concerned with the subject matter of such advice and who need to know such information for such purpose), nor summarised, excerpted from or otherwise publicly referred to without Canaccord's prior written consent. In addition, except as required by applicable law or any regulatory authority, Canaccord and its affiliates may not be otherwise publicly referred to by the Company in connection with Canaccord's engagement hereunder without Canaccord's prior written consent.

8. FEES AND EXPENSES

8.1 The Company shall:

(a) pay Canaccord an annual fee (the **Fee**) for its services of £50,000 payable in advance in two six- monthly instalments, the first such instalment to be paid on the Admission Date and the next on the date which is six months after the Admission Date, in each case to such account as may be nominated by Canaccord for the purpose in writing to the Company. If this agreement is terminated for any reason, Canaccord shall not be liable to repay any part of the Fee, save as provided in Clause 10.5(b);

(b) reimburse Canaccord for its reasonable and proper costs incurred in connection with its engagement hereunder, within twenty-eight (28) days of receipt of an invoice in respect thereof, provided that Canaccord shall have obtained the prior consent of the Company before incurring single items of expenditure of more than £5,000 in each six month period beginning on the Admission Date; and

(c) reimburse Canaccord within twenty-eight (28) days of written demand for any costs, charges and expenses reasonably an properly paid on behalf of the Company after Admission in

connection with its engagement hereunder, provided that Canaccord shall have obtained the prior consent of the Company before incurring any items of expenditure of more than £5,000 in each six month period beginning on the Admission Date.

8.2 All amounts payable under this agreement are exclusive of VAT, if applicable, and represent the net amounts payable to Canaccord after deduction by the Company of all other taxes and withholdings and Canaccord shall be entitled to set off any sum due to it from the Company under this agreement against any sum which Canaccord may be holding to the Company's account from time to time.

8.3 The fees referred to above are exclusive of any fees or commissions payable to Canaccord or any of its affiliates in respect of any sale, acquisition, placing, underwriting or sub-underwriting of securities.

8.4 Interest will accrue on all unpaid sums due under this agreement at the rate of four per cent. over the base rate for the time being of Barclays Bank plc if not paid within 28 days of receipt of an invoice in respect thereof.

9. CONDITIONS PRECEDENT

9.1 The obligations of the Company under clause 8 and of Canaccord in clauses 3 and 4 above and in respect of all other obligations to be performed by Canaccord following Admission are conditional on:

(a) Admission having become effective on or prior to 2:30 p.m. on 10 August, 2006 or such other time or date as the Company and Canaccord may agree; and

(b) the Underwriting Agreement becoming unconditional in accordance with its terms and not having been terminated prior to Admission.

9.2 If any of the Conditions is not satisfied on or prior to 2:30 a.m. on 31 August, 2006, this agreement shall terminate, save that:

(a) such termination shall be without prejudice to any accrued rights or obligations of any party; and

(b) clauses 5, 7.3 and 7.4, 11 to 18, paragraphs 4 and 5 of Schedule 3 and Schedule 4, shall survive termination and remain in full force and effect in accordance with their terms.

10. TERMINATION

10.1 Notwithstanding anything contained herein, Canaccord may, by written notice to the Company at any time, terminate this agreement, if:

(a) the Company or any of the Directors is in material breach of its or their obligations under this agreement or any other agreement or undertaking given to Canaccord or under the Rules, the rules of the London Stock Exchange, FSMA, applicable Canadian provincial securities legislation and corporate legislation or any other applicable laws and regulations to which the Company and/or the Directors are subject from time to time;

(b) any warranty given by the Company or the Directors in the Underwriting Agreement is found to be untrue or inaccurate in any material respect or misleading or any other term of the Underwriting Agreement is breached in any material respect by the Company or the Directors;

(c) the Company fails to pay any amount due to Canaccord under this agreement within 30 days of written notice that it remains unpaid; or

(d) the Company becomes insolvent; has any winding-up; receivership or administration order made in respect of it; makes or seeks to make any arrangement with its creditors generally; passes a resolution for winding up or a petition is presented for its winding-up or administration and not withdrawn or dismissed within 14 days.

10.2 The Company may, by written notice to Canaccord given at any time following Admission, terminate this agreement, if Canaccord:

(a) is in material breach of its obligations under this agreement (whether as Nominated Adviser or Broker);

(b) is removed for any reason from the register of nominated advisers and/or brokers maintained by the London Stock Exchange;

(c) ceases to be authorised and regulated by the FSA; or

(d) becomes insolvent, has any winding up, receivership or administration order made in respect of it; makes or seeks to make any arrangement with its auditors generally; passes a resolution for winding up or a petition for its winding up or administration and is not withdrawn or dismissed within 14 days.

10.3 This agreement shall automatically terminate with immediate effect if the Company's Shares cease to be admitted to trading on AIM.

10.4 Notwithstanding clauses 10.1 and 10.2, Canaccord may terminate this agreement at any time on written notice if it reasonably considers that its name or reputation are likely to be prejudiced by continuing to act as the Nominated Adviser and/or Broker or the Company or any of the Directors has otherwise not acted on Canaccord's advice given in its capacity as Nominated Adviser or Broker, where such advice has been provided in writing and Canaccord has made clear that failure to comply with such advice would result in termination of this agreement pursuant to this clause 10.4.

10.5 If this agreement is terminated pursuant to this clause 10, the obligations of each party shall terminate and be of no further effect and no party shall be under any liability to any other in respect of this agreement, except that:

(a) such termination shall be without prejudice to any accrued rights or obligations of any party;

(b) in the event that this agreement is terminated pursuant to clause 10.2, any sums paid by the Company to Canaccord in advance shall be repaid by Canaccord within 28 days of receipt of written notice from the Company to that effect.

(c) clauses 5, 7.3 and 7.4, 8, 11 to 18, paragraphs 4 and 5 of Schedule 3 and Schedule 4 shall survive and remain in full force and effect in accordance with their terms.

11. TERMS AND CONDITIONS

The additional terms and conditions set out in Schedule 3 shall be incorporated herein and in the event of any inconsistency between the rest of this agreement and the additional terms and conditions set out in Schedule 3, the rest of this agreement shall (other than in respect of definitions) prevail.

12. NOTICES

Any notice or notification in any form to be given hereunder may be delivered in person or sent by letter or facsimile transmission (but in the case of notification by facsimile transmission with subsequent confirmation by letter or facsimile) addressed to:

(a) the Company at BCE Place, 161 Bay Street, Suite 3840, P.O. Box 214, Toronto ON, Canada MSJ 2S1 (Attention: Ted Steube, Vice President);

(b) Canaccord at Brook House, 27 Upper Brook House, London W1K 7QR, England (Attention: Chris Bowman); or

(c) the Directors at BCE Place, 161 Bay Street, Suite 3840, P.O. Box 214, Toronto ON, Canada MSJ 2S1 (care of the Company).

Any such notice shall take effect, in the case of a letter, at the time of delivery, or in the case of facsimile transmission, at the time of despatch.

13. ASSIGNMENT

No party may assign any of its rights under this agreement without the consent of the other parties.

14. TIME

Time shall be of the essence in this agreement.

15. MISCELLANEOUS

15.1 The obligations of each Director under this agreement shall continue only for so long as he shall remain a director of the Company. In the event that any person is appointed a director of the Company after the date of this agreement, the Company shall procure that any such person enters into a deed of adherence in the form set out in Schedule 2.

15.2 The parties acknowledge that Canaccord is acting solely for the Company and no one else in respect of its engagement hereunder and the matters contemplated under this agreement and accordingly that Canaccord will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to or in connection with its engagement.

15.3 The Company and each of the Directors acknowledges that Canaccord is not responsible for providing the Company and the Directors with legal, tax or accounting advice.

16. ENTIRE AGREEMENT

This agreement constitutes the sole and entire agreement between the parties in connection with this Engagement. This agreement may not be amended or modified except in writing by all the parties to it.

17. GOVERNING LAW

17.1 This agreement shall be governed by and construed in accordance with English law.

17.2 In relation to any legal action or proceedings arising out of or in connection with this agreement (**Proceedings**) the Company and each Director irrevocably submits to the exclusive jurisdiction of the courts of England and Wales and waives any objection to Proceedings in such courts whether on the grounds that the Proceedings have been brought in an inconvenient forum or otherwise. These

submissions are made for the benefit of each of Canaccord and each other Canaccord Associate and shall not affect the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in any court of competent jurisdiction preclude any of them from taking Proceedings in any other court of competent jurisdiction (whether concurrently or not).

18. COUNTERPARTS

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

AS WITNESS this agreement has been signed by the parties on the date which appears first on page 1.

SCHEDULE 1

DIRECTORS

Name

Scott Paterson

Lorne Abony

Mark Amin

Curt Marvis

James McNamara

Kaleil Isaza Tuzman

SCHEDULE 2

DEED OF ADHERENCE

THIS DEED is made on ● by ● of ● (the **New Director**).

WHEREAS:

(A) The New Director has been appointed a director of JumpTV, Inc.

(B) This deed is made by the New Director in compliance with Clause 15.1 of a Nominated Adviser and Broker agreement dated ● ● 2006 made between (1) the Company, (2) certain persons referred to in that agreement as Directors and (3) Canaccord Adams Limited as Nominated Adviser and Broker **(Canaccord)** (the **Agreement**).

THIS DEED WITNESSES as follows:

1. The New Director confirms that he has been supplied with a copy of the Agreement.

2. The New Director undertakes to be bound by the Agreement in all respects as if the New Director was a party to the Agreement and named in it as a Director and to observe and perform all the provisions and obligations of the Agreement applicable to or binding on a Director under the Agreement insofar as they fall to be observed or performed on or after the date of this deed.

3. This deed is made for the benefit of (a) the parties to the Agreement and (b) every other person who after the date of the Agreement (and whether before or after the execution of this deed) assumes any rights or obligations under the Agreement or adheres to it.

4. The address [and facsimile number] of the New Director for the purposes of Clause 12 (Notices) of the Agreement is as follows:

   ●

   [Fax No: ●]
   (attention of ●)

5. This deed is governed by and shall be construed in accordance with English law.

EXECUTED as a DEED by)
●)
in the presence of:)

Witness's Signature: ....

Name: ....

Address: ....

....

SCHEDULE 3

ADDITIONAL TERMS AND CONDITIONS

Defined terms shall, unless defined in this Schedule, have the meaning given to them in Schedule 4. In the event of any inconsistency, the meaning given to a defined term in this Schedule shall apply to that term when used in this Schedule.

1 **Application**

These are the additional terms and conditions on and subject to which Canaccord will provide to the Company the services described in the nominated adviser and broker agreement of which these additional terms and conditions form part (the **Agreement**). Where there is any conflict between the express terms of the main body of the Agreement and these terms and conditions, the main body of the Agreement will prevail. References to the **Engagement** in this Schedule are references to the engagement of Canaccord as the Company's nominated adviser and broker on the terms and conditions set out in the Agreement.

2 **Canaccord's Advice**

The Company agrees that any advice rendered by Canaccord is provided solely for the purposes of the Engagement and for the Company's benefit and may not be used or relied on for any other purpose without Canaccord's prior written consent. No reference to Canaccord or to Canaccord's advice is to be made in any publication made by the Company or by any subsidiary or associated company of the Company (together the **Group**) or on behalf of any such company, without Canaccord's prior consent (such consent not to be unreasonably withheld or delayed) unless required by any legal or regulatory obligation. Unless it is agreed otherwise Canaccord will not be responsible for giving or obtaining specialist advice or services in areas which are outside Canaccord's expertise such as legal, accounting, taxation or actuarial matters. Where specialist advice is obtained by the Company in areas which are outside Canaccord's expertise, Canaccord will be entitled to rely on such advice without having any responsibility to verify its accuracy.

3 **Provision of Information**

The Company agrees that it will, in accordance with and to the extent set out in clause 6.1 of the agreement, provide all information concerning the business and affairs of the Group which is relevant to Canaccord for the provision of the services pursuant to the Agreement and to provide all such other information as Canaccord may reasonably request. The Company undertakes that all information so provided will be true, accurate and complete in all material respects, will not be misleading in any material respect, and will not contain any material omissions. The Company agrees with Canaccord that Canaccord will not be responsible for the verification of any such information and shall accept no responsibility for its accuracy. The Company undertakes that every statement of opinion or intention therein will be honestly held and fairly based and that if anything occurs within a reasonable time thereafter to render any such statement untrue, unfair or misleading in any material respect, it will promptly notify Canaccord and take all such steps as Canaccord may require to correct such statement.

The Company will ensure that any financial promotion which Canaccord is asked to approve on behalf of the Company for the purposes of FSMA and/or any other document or announcement issued to the London Stock Exchange, to shareholders of the Company or otherwise:

3.1 is true, accurate and complete in all material respects and is not misleading and all expressions of opinion, intention or expectation it contains are made on reasonable grounds,

and that there are no facts known the omission of which would make any such advertisement, document or announcement misleading in any material respect; and

3.2 contains all information required by and otherwise complies with all applicable laws and regulations.

The Company accepts that Canaccord is entitled to require the Company to make such modifications or amendments thereto as Canaccord considers reasonably necessary or desirable or to withhold its approval to, or refuse to issue, any such document or announcement in its absolute discretion, acting reasonably.

If requested by Canaccord to do so, the Company shall provide such evidence as Canaccord may reasonably require confirming that any document or announcement which it is asked to approve or issue is fair and not misleading in any material respect and complies with all applicable law. The Company will be responsible for the accuracy and completeness of such document or announcement and shall be responsible for verifying the information contained in it.

The Company agrees, to the extent set out in clause 6.1 of the agreement, to inform Canaccord of any significant steps which the Company or any of its agents or advisers propose to take in respect of the Company's business or the Engagement and will ensure that Canaccord is fully informed, in accordance with clause 6.1 of the agreement, of all material developments with respect to the Company or its business which arise during the term of the Agreement.

4 **Fee and Expenses**

In consideration of Canaccord accepting the Engagement, the Company agrees to pay the fees, costs, charges and expenses reasonably and properly incurred by Canaccord, referred to in clause 8 of the agreement and this Schedule 3, within 28 days of the date of issue of an invoice in respect thereof, including (without limitation) all out-of-pocket expenses reasonably and properly incurred by Canaccord (including but not limited to travel and hotel expenses), all stamp duty and stamp duty reserve tax and any related fines, costs, penalties or interest otherwise payable by Canaccord (except on securities transactions for its own account or for the account of any Canaccord Associate), all fees and expenses payable to the London Stock Exchange or any other exchange or regulatory body, the reasonably and properly incurred fees and expenses of all legal, accountancy, and other professional advisers including the fees and expenses of Canaccord's legal advisers (provided that any professional advisers' fees over £10,000 shall only be reimbursed if and to the extent that they have been approved in advance by the Company) and of receiving bankers and registrars, and printing, posting and advertising expenses. Interest will accrue on any overdue amount at the rate of two per cent. over the base rate for the time being of Barclays Bank plc.

The Company will promptly upon request by Canaccord reimburse to Canaccord the amount of any such costs, charges and expenses which Canaccord may have reasonably and properly incurred on behalf of the Company in connection with, or during the course of, the Engagement and Canaccord is hereby authorised to deduct from any amounts received or held by it on the Company's behalf the amount(s) of any such fees, costs, charges and expenses.

Where any such amount is reimbursed to Canaccord, the Company will in addition pay to Canaccord in respect of value added tax (to the extent applicable):

4.1 if any reimbursement constitutes part of the consideration for any supply of services to the Company, such amount as equals any input tax payable by Canaccord in respect of the same costs or expenses for which Canaccord is unable to take any credit or make any recovery, together with the amount of any value added tax for which Canaccord is properly liable in respect of that supply; and

4.2 if any costs or expenses constitute disbursements incurred by Canaccord as agent on behalf of the Company, any value added tax thereon.

5 **Confidentiality**

Each of Canaccord and the Company undertakes to keep confidential any confidential information concerning the business, affairs, directors or employees of the other which comes into its possession during the Engagement and not to use any such information for any purpose other than that for which it was provided. The Company acknowledges and accepts that Canaccord or a Canaccord Associate may be required or that it may be appropriate for Canaccord or a Canaccord Associate to disclose information and deliver documentation relating to the Company and/or the Engagement to governmental or regulatory agencies and authorities and expressly authorises any such disclosure and delivery. All correspondence or documentation written by or contributed to by Canaccord or a Canaccord Associate in relation to the Engagement and in Canaccord's custody or control will remain the sole property of Canaccord.

The Company acknowledges and accepts that Canaccord may be prohibited from disclosing, or that it may be inappropriate for Canaccord to disclose, information to the Company by reason of law or duties of confidentiality owed to other persons.

Canaccord will not disclose confidential client information outside of the Canaccord Group (as defined in paragraph 8 below) unless required to do so by law or a regulatory authority, to facilitate the business you have asked us to undertake or with your consent.

The information held on the Company is confidential and will only be disclosed under the terms of the Data Protection Act 1998. By signing this agreement, the Company consents to the transmittal of such information outside of the European Union and the European Economic Area.

6 **Approval of Documents**

The Company agrees that it will not, and it will procure that none of its officers, directors, employees, representatives and agents from time to time, subsidiaries, holding company (if any) and each of the subsidiaries of such holding company and each of their respective officers, directors, employees, representatives and agents from time to time (together referred to as **Company Associates**) will, publish or permit or procure the publication of any document, statement or communication in connection with or relating to the Engagement without the prior consent of Canaccord (such consent not to be unreasonably withheld or delayed). Canaccord will not be responsible for ensuring the truth, accuracy, completeness or fairness of any statement or publications made by or on behalf of the Company or any of its other advisers in connection with the Engagement, this being the sole responsibility of the Company and its directors. The Company will ensure that every announcement, public statement or document made or published by the Company or any Company Associate or on its behalf relating to the Engagement will comply with all applicable laws and regulations. If for any reason any such document, statement or communication is made without the consent of Canaccord, the Company acknowledges that Canaccord will be entitled to publish any documents, statements or communications as it thinks fit in Canaccord's interests.

7 **Powers of Canaccord**

The appointment by the Company of Canaccord in connection with the Engagement confers on Canaccord all powers, authorities and discretions on the Company's behalf which are necessary for, reasonably incidental to, or customary in the provision of the services to be provided pursuant to the Engagement. The Company hereby agrees to ratify and confirm everything which Canaccord will lawfully, properly and reasonably do in the exercise of such powers, authorities and discretions.

8 **Material Interests**

Canaccord is part of a group of companies (the **Canaccord Group**). This group is involved in a range of investment and other financial businesses. Canaccord operates as a separate entity within this group, and as such has rules and procedures which prohibit the disclosure of confidential information about its clients to other members of the Canaccord Group for use in their businesses.

The Company accepts that Canaccord, in agreeing to provide services to it, does not require any other member of the Canaccord Group to restrict its activities in any way nor to provide the Company or Canaccord with any information whatsoever about, or derived from, those activities.

So far as Canaccord's own activities are concerned, potential conflicts may on occasion arise between its duties to the Company and to other of its clients and between its duties to the Company and its own interests. Canaccord has established, as permitted under the rules of the FSA, "Chinese Wall" procedures and an independence policy designed to ensure that in providing corporate finance services to any particular client, the individuals are insulated from information known to individuals working in other divisions.

The Company accepts that Canaccord and/or any member of the Canaccord Group may, for reasons such as are described above, have interests or duties which conflict with the Company's interests and would otherwise conflict with the duties owed by Canaccord to the Company. Canaccord will be obliged to disregard any such interest when it is acting for the Company. The Company also accepts that, in acting for it, Canaccord will not be required to disclose to it, nor to make use for its benefit, any information known to Canaccord which (i) belongs to or is confidential to another client of Canaccord or (ii) belongs to or is confidential to any other member of the Canaccord Group or (iii) which belongs to or is confidential to the Canaccord Group and relates to some other part of its business than the provision of corporate finance services.

9 **Company's Money**

Funds belonging to the Company which come under the custody or control of Canaccord during the provision of its services hereunder will unless otherwise agreed with the Company be treated by Canaccord as client's money for the purposes of the FSA Client Asset Rules where those rules require Canaccord to do so.

10 **Authorisation**

Except where the Company expressly instructs Canaccord otherwise, Canaccord is entitled to assume that instructions (whether or not in writing and howsoever communicated) have been properly authorised by the Company if they are given or purport to be given by an individual or person who is or purports to be and is reasonably believed by Canaccord to be a director, officer or authorised agent of the Company.

11 **Legal and Regulatory Requirements**

The Company confirms and undertakes that it has all necessary powers and has obtained all necessary authorisations, consents and approvals validly and lawfully to enter into the Agreement.

The Company undertakes that it has and undertakes that it will maintain all necessary consents and authorisations for Canaccord to carry out the Engagement. The Company agrees that it will comply and will procure that all Company Associates will comply with all relevant laws and regulations in any relevant jurisdiction including, in relation to the United Kingdom, FSMA, the Prospectus Rules, the Criminal Justice Act 1993 and the Rules and Regulations of the London Stock Exchange

(including the AIM Rules) and all such other legislation or regulations as shall become applicable to a company whose share capital, or any part of it, is traded on AIM.

The Company undertakes to obtain appropriate advice in respect of all laws and regulations which may be applicable to it in the UK or any other jurisdiction in connection with the Engagement and to communicate such advice to Canaccord if it is or may be relevant to the carrying out by Canaccord of its services to the Company.

In carrying out its obligations to the Company pursuant to the Agreement, Canaccord is and may be subject to (as well as the range of applicable laws) a number of rules and regulations and the requirements of a number of regulators. Particular examples are the rules and regulations of the London Stock Exchange (including the AIM Rules), the Panel on Takeovers and Mergers, the FSA and the Bank of England. The Company agrees that Canaccord's duties to it will not restrict Canaccord's freedom to take all steps which Canaccord considers to be necessary to comply with the laws, rules and regulations applicable to Canaccord.

12 Conduct of the Engagement

The Company agrees that it will inform Canaccord in advance of any significant steps which the Company or any of its agents or advisers propose to take in respect of the Engagement and will ensure that Canaccord is fully informed (in accordance with clause 6.1 of the agreement) of all material developments which arise during the course of the Engagement. In particular the Company will consult with Canaccord before:

12.1 any dealings take place in its securities, or those of any company in relation to which Canaccord is advising the Company, by the Company or (to the extent the Company is aware of them) any of its directors or applicable employees (and connected persons within the meaning of section 346 of the UK Companies Act 1985); or

12.2 any other step is taken by the Company or any member of the Group which may have a material effect on the terms of, or the conduct of, the Engagement.

The Company agrees that it will take all such steps, give all such undertakings and do or procure to be done all such things as may be reasonably necessary to comply with the requirements of the London Stock Exchange in connection with, or during the course of, the Engagement.

13 Transactions in Investments

Any transactions in investments undertaken by Canaccord for or on behalf of the Company will be undertaken subject to the rules of the Financial Services Authority and the rules and customs of the exchange or market and/or any clearing house on or through which such transactions are undertaken, settled or executed.

14 Use of Sub-Agents

Canaccord may in providing services to the Company hereunder (save to the extent such services are required by the AIM Rules to be provided by a Nominated Adviser or Broker) employ such sub-agents (including any Canaccord Associate) as it may reasonably determine and on such terms and on such conditions as it may reasonably determine and the fees and expenses reasonably and properly incurred of any such sub-agent will be paid or reimbursed by the Company pursuant to paragraph 4 above, but shall be deducted form any fees payable to Canaccord hereunder.

15 **Status of the Company**

The Company will be treated by Canaccord as an intermediate customer (as defined by the rules of the Financial Services Authority) in respect of the Engagement.

16 **Complaints**

All complaints should be addressed in the first instance to Canaccord's compliance officer at:

The Compliance Officer
Canaccord Adams Limited
1st Floor
Brook House
27 Upper Brook Street
London
W1K 7QF

Canaccord shall endeavour to resolve the Company's complaint as quickly as possible, but in any event will acknowledge receipt of the Company's letter within five business days. The acknowledgement will include a full copy of Canaccord's internal complaints handling procedure. On conclusion Canaccord will send to the Company a final response letter. If for any reason the Company is dissatisfied please note that, unless the Company is classified as a market counterparty or as an intermediate in the situation outlined under DISP 2.4.3R(2)(a) of the FSA Handbook, the Company is entitled to refer its complaint to the Financial Ombudsman Service.

17 **Illegality**

If any part of the agreement is or becomes or is declared illegal, invalid or unenforceable for any reason whatsoever, such part will be deemed to be deleted, provided always that if any such deletion substantially affects or alters the commercial basis of these terms and conditions, the parties will negotiate in good faith to amend and modify them as may be necessary or desirable in the circumstances.

18 **Amendments**

The terms and conditions set out in this Schedule 3 are subject to change at any time by mutual agreement between Canaccord and the Company provided that nothing in this paragraph shall restrict the ability of Canaccord to amend these terms and conditions without the Company's consent where such amendments are required by any applicable law or regulation and not material in the context of the Engagement, and upon Canaccord thereupon sending to the Company a written notice describing the relevant change(s) and such change(s) will become effective on the date specified in the notice, which will be on or after the date on which the notice is deemed to be received by the Company. No such change will affect any legal rights or obligations which may have previously accrued to or been incurred by Canaccord or the Company.

19 **Force majeure**

In the event of any failure, interruption or delay in the performance of a party's obligations hereunder resulting from acts, events or circumstances not reasonably in the party's control, including, but not limited to, industrial disputes (other than with a party's own employees), acts or regulations of any governmental or supranational bodies or authorities, breakdown, failure or malfunction of any telecommunications or computer services, the party will not be liable or have any responsibility of any kind for any loss or damage incurred or suffered by the other party as a result thereof.

20 **Recording of telephone conversations**

Canaccord may use voice recording procedures when receiving instructions on orders or when giving advice. Such recordings will be the sole property of Canaccord and will be kept confidential other than to assist in the resolution of any relevant dispute or as required by law or other regulatory authority. In either case, where reasonably practicable, Canaccord will endeavour to give prior notice of such disclosure to the Company.

21 **City directories**

Unless advised to the contrary, Canaccord may nominate the Company for inclusion as a client of Canaccord in reputable directories of financial advisory and stockbroking relationships and when requested so to do, the Company agrees to consent to its inclusion therein (within its reasonable discretion).

22 **Money Laundering Regulations**

22.1 The Company agrees that it will provide to Canaccord such evidence of its identity and that of any Company Associate and any of their respective directors, shareholders, promoters and controllers as Canaccord may reasonably require in order to comply with Canaccord's obligations under any legislation and regulations against money laundering and drug trafficking.

22.2 Canaccord may terminate this agreement if the Company fails to comply with any of the provisions of paragraph 22.1 and may at any time make such disclosures to any relevant competent authority as Canaccord sees fit as a result of any such failure or otherwise if it suspects that the Company or any other company or person referred to in paragraph 22.1 is involved in money laundering.

23 **Internet**

The use of the internet as a means of communication carries the risk of information being intercepted, misdirected or of information failing to be received by the intended recipient in the form in which it was despatched by the sender or received at all (collectively a **Transmission Error**). The Company and Canaccord agree that the internet can be used as a means of communication in connection with this agreement and the parties agree that each shall have no liability to the others for a Transmission Error arising out of or in connection with the use of the internet by any person (including the parties or their associates) for the purposes of this agreement the exclusion in this clause shall not operate to exclude or limit any liability which cannot lawfully be excluded or limited.

24 **The Contracts (Rights of Third Parties) Act 1999 – Exclusion**

Except to the extent contemplated in clause 5 of the agreement, a person who is not a party to this agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

SCHEDULE 4

DEFINITIONS

1. In this agreement:

Admission means the admission to trading on AIM of the whole of the issued common share capital of the Company;

Affiliate means, in relation to any party, any subsidiary undertaking or parent undertaking of that party and any other subsidiary undertaking of that parent undertaking;

AIM means AIM, a market operated by the London Stock Exchange;

AIM Rules means the AIM Rules published by the London Stock Exchange from time to time;

Canaccord Associate(s) means:

(a) Canaccord's officers, directors and employees from time to time;

(b) Canaccord's subsidiaries and holding companies (if any) and each of the subsidiaries of any such holding companies and each of their respective officers, directors and employees from time to time; and

(c) (to the extent that they are not included in (a) and (b) above) persons connected with Canaccord (as such expression is defined in the rules of the FSA) as regards any transaction contemplated by Canaccord's engagement hereunder;

Canadian Securities Laws means, collectively, all applicable securities laws in each province of Canada (other than Quebec) and the respective regulations and rules under such laws together with applicable published policy statements, notices and orders of the securities regulatory authorities in each province of Canada (other than Quebec) and all discretionary decisions, orders or rulings, if any, made by such securities regulatory authorities;

Directors means the directors of the Company from time to time, and **Director** shall be construed accordingly;

Fee has the meaning given to it in clause 8.1;

FSA means the UK Financial Services Authority;

FSMA means the UK Financial Services and Markets Act 2000;

Group means the Company and its Subsidiaries from time to time;

London Stock Exchange means London Stock Exchange plc;

Nominated Adviser has the meaning given to it in the AIM Rules;

Broker has the meaning given to it in the AIM Rules;

Proceedings has the meaning given to it in clause 17.2;

Rules means the AIM Rules and the TSX Rules;

Shares means the common shares of no per value in the capital of the Company;

Subsidiary means a subsidiary or subsidiary undertaking (as defined in the Companies Act 1985) of the Company;

TSX means the Toronto Stock Exchange;

TSX Rules means the rules and policies of TSX from time to time in force; and

Underwriting Agreement means the agreement made between the Company, Canaccord, Canaccord International Limited and Morgan Stanley Securities Limited dated the date of this agreement.

2. References in this agreement to Admission becoming effective are references to its becoming effective in accordance with the AIM Rules.

3. In this agreement, words incorporating the singular only shall include the plural and vice versa and references to persons shall include individuals, bodies corporate (wherever incorporated), unincorporated associations and partnerships (including limited partnerships and wherever formed or organised).

4. References, express or implied, to an enactment include references to:

   (a) that enactment as re-enacted, amended, renumbered, extended or applied by or under any other enactment (before or after the signature of this agreement);

   (b) any enactment which that enactment re-enacts (with or without modification); and

   (c) any subordinate legislation made (before or after the signature of this agreement) under that enactment, as re-enacted, amended, renumbered, extended or applied as described in paragraph (a) above, or under any enactment referred to in paragraph (b) above,

   and for the avoidance of doubt **enactment** includes any rule, regulation, standard or requirement of AIM, the London Stock Exchange, TSX, FSA or any other body or authority acting under the authority of any enactment, and any legislation in any jurisdiction.

5. References in this agreement to times and dates are to London times and dates.

6. Paragraphs 1 to 5 of this Schedule apply throughout this agreement, unless the contrary intention appears.

7. The headings in this agreement do not affect its interpretation.

SIGNATORIES

SIGNED by **JUMPTV INC.** acting by:	)) (Signed) "Scott Paterson"
SIGNED by **CANACCORD ADAMS LIMITED** acting by:	)) (Signed) "Mark Ashurst")
SIGNED by **SCOTT PATERSON**	) (Signed) "Scott Paterson"
SIGNED by **LORNE ABONY**	) (Signed) "Lorne Abony"
SIGNED by **MARK AMIN**	) (Signed) "Mark Amin"
SIGNED by **CURT MARVIS**	) (Signed) "Curt Marvis"
SIGNED by **JAMES McNAMARA**	) (Signed) "James McNamara"

SIGNED by **KALEIL ISAZA TUZMAN**) (Signed) "Kaleil Isaza Tuzman"

RECEIVED

7 ... 27 A 5:20

... CORPORATE FINANCE

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name:	JumpTV Inc.
Fiscal year end date used to calculate capitalization:	December 31, 2006

Market value of listed or quoted securities: Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 64,020,151	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $7.05	
Market value of class or series	(i) x (ii) =$245,488,903.05	$245,488,903.05 (A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		N/A (B)
Market value of other securities: (See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		N/A (C)
(Repeat for each class or series of securities)		N/A (D)
Capitalization (Add market value of all classes and series of securities)	**(A)+(B)+(C)+(D) =**	$245,488,903.05
Participation fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$6,700.00
New reporting issuer's reduced participation fee, if applicable (See section 2.6 of the Rule)		
Participation fee x Number of entire months remaining in the issuer's fiscal year / 12		N/A
Late Fee, if applicable (As determined under section 2.5 of the Rule)		$N/A

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: JumpTV Inc.

Participation Fee for the Financial Year Ending: December 31, 2006

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year ________
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.11(a)(ii)(A) or (B) of the Rule) X ________
Market value of class or series = ________

$182,909,028.50 (A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) N/A (A)

Market value of securities of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.11(b): N/A (B)
[Provide details of how determination was made.]

(Repeat for each class or series of securities referred to in Paragraph 2.11(b)) N/A (B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = $182,909,028.50

Total fee payable in accordance with Appendix A of the Rule $6,700.00

Reduced fee for new Reporting Issuers (see section 2.6 of the Rule) **$2,233.33**

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable N/A
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________
Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

JumpTV

JUMPTV INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To be held May 15, 2007

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

April 4, 2007

JUMPTV INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders of JumpTV Inc. (the "Company") will be held at the Rosewater Room, 19 Toronto St., Toronto, Ontario, M5C 2R1, on Tuesday, May 15, 2007, at 11:30 a.m. (the "Meeting"), for the following purposes:

1. **TO RECEIVE** the annual financial statements of the Company for the fiscal year ended December 31, 2006, together with the auditors' report thereon;
2. **TO ELECT** the directors of the Company;
3. **TO APPOINT** the auditors of the Company and to authorize the Board of Directors to fix the remuneration of the auditors;
4. **TO CONSIDER** and, if thought appropriate, approve by ordinary resolution amendments to the Company's incentive stock option plan (the "Option Plan") to (i) specify the types of amendments to the provisions of the Option Plan and any options granted thereunder that will require shareholder approval; (ii) permit any option granted under the Option Plan that is scheduled to expire or terminate during, or within 10 business days following, a trading black-out period to be exercised within 10 business days following such trading black-out period; (iii) to specify the basis for the issuance and exercise of options granted under the Option Plan to or by United States residents in compliance with applicable U.S. securities laws; and (iv) to clarify certain provisions regarding termination of eligibility; and
5. **TO TRANSACT** such further and other business as may properly come before the Meeting or any adjournment thereof.

Details of the foregoing matters are contained in the accompanying management information circular of the Company.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his or her executed form of proxy with the Company's transfer agent and registrar, Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, on or before 5:00 p.m. (Eastern Time) on May 11, 2007 or at least 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment or postponement of the Meeting at which the proxy is to be used or by delivering it to the Chair of the Meeting before the time of voting on the day of the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation of shareholders as possible may be available for the Meeting.

DATED at Toronto, Ontario, this 4th day of April, 2007.

BY ORDER OF THE BOARD

/s/ G. SCOTT PATERSON

G. Scott Paterson
Chairman and Chief Executive Officer

JUMPTV INC.

463 King Street West, 3rd Floor
Toronto, Ontario, Canada
M5V 1K4

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation by management of JumpTV Inc. (the "Company" or "JumpTV") of proxies to be used at an annual and special meeting of the shareholders of the Company (the "Meeting") to be held at the Rosewater Room, 19 Toronto St., Toronto, Ontario, M5C 2R1, on May 15, 2007 at 11:30 a.m. (Eastern Standard Time) and at any adjournment thereof for the purposes set forth in the enclosed notice of annual meeting of shareholders (the "Notice of Meeting"). Proxies will be solicited primarily by mail but may also be solicited personally, by telephone or by facsimile by the directors, officers or employees of the Company. The costs of solicitation will be borne by the Company. Pursuant to National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer* arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the common shares of the Company (the "Common Shares"). The Company will provide, without cost to such persons, upon request to the Secretary of the Company, additional copies of the foregoing documents required for this purpose. Except where otherwise indicated, information contained herein is given as of March 31, 2007.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are representatives of management of the Company. **A shareholder desiring to appoint some other person, who need not be a shareholder of the Company, to represent him or her at the Meeting may do so by filling in the name of such person in the blank space provided in the proxy or by completing another proper form of proxy.** A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department (Telecopier No. (416) 263-9524), on or before the close of business on the second business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or deliver it to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked, before it is exercised, by an instrument in writing executed in the same manner as a proxy and deposited to the attention of the General Counsel and Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day before the day of the Meeting or any adjournment or postponement thereof at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Company's transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interests of the Company or its shareholders.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by proxy shall be voted accordingly. **If a specification is not made with respect to any matter, the proxy will confer discretionary authority and will be voted FOR the election of the individuals listed herein as directors, FOR the appointment of Ernst & Young LLP Chartered Accountants, as independent auditors of the Company and FOR the amendments to the Company's incentive stock option plan.** The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting in such manner as the nominee in his judgment may determine. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders of the Company as a substantial number of shareholders do not hold their shares in their own name and thus are considered non-registered shareholders. Shareholders who do not hold their shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker then, in almost all cases, those shares will not be registered in the shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker or another similar entity (an "Intermediary"). Shares held by an Intermediary can only be voted by the Intermediary (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. **Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which instructions should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the shares in that capacity. **Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and return the same to their Intermediary in accordance with the instructions provided by their Intermediary well in advance of the Meeting.**

QUORUM

The presence of two shareholders present in person or by proxy entitled to cast votes representing at least 10% of the Common Shares of the Company will constitute a quorum at the Meeting or any adjournment or postponement thereof. The Company's list of shareholders as of the Record Date (as defined below) has been used to deliver to shareholders the Notice of Meeting and this Circular as well as to determine who is eligible to vote.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an executive officer of the Company at any time since the beginning of its last completed financial year, proposed nominee for election as a director of the Company or any associate of any such director, executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Company consists of an unlimited number of Common Shares, an unlimited number of Class 1 preference shares, issuable in series, and an unlimited number of Class 2 preference shares, issuable in series. All shares in the capital of the Company are without par value. The holders of the Company's Common Shares are entitled to one vote in respect of each share held at all meetings of shareholders. As at March 31,.2007, 48,483,202 Common Shares are issued and outstanding, each of which carries the right to one vote on all matters that may come before the Meeting. The holders of Class 1 preference shares and holders of Class 2 preference shares are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company. As of the date hereof there are no Class 1 or Class 2 preference shares issued and outstanding.

To the knowledge of the directors and officers of the Company, the only persons or companies beneficially owning, directly or indirectly, or exercising control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company is set forth in the following table:

Name of Shareholder	Number of Common Shares	Percentage of Common Shares
G. Scott Paterson[(1)]	5,219,990	10.77 %

Note:

(1) G. Scott Paterson is the Chairman and Chief Executive Officer of the Company. This figure does not include 85,000 Common Shares held by Mr. Paterson's spouse and 696,826 Common Shares held by the Paterson Family Trust. Mr. Paterson does not exercise control or direction over such Common Shares. In addition, Mr. Paterson holds 1,000,000 SARs (as defined herein). Please see "Executive Compensation — Summary Compensation Table".

Persons registered on the records of the Company at the close of business on April 4, 2007 (the "Record Date") are entitled to vote at the Meeting.

ANNUAL REPORT AND FINANCIAL STATEMENTS

The annual comparative consolidated financial statements of the Company for the fiscal year ended December 31, 2006, together with the report of the auditors thereon, copies of which accompany this Circular in the Company's annual report, will be presented to the shareholders at the Meeting. Receipt at the Meeting of the auditors' report and the Company's consolidated financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

ELECTION OF DIRECTORS

The Board of Directors of the Company (the "Board") currently consists of six directors. The articles of the Company provide that the number of directors on the Board may be between a minimum of one and a maximum of 15 persons. The number of directors to be elected at the Meeting has been fixed by the Board at eight. Six of the eight nominees are now directors of the Company and have been directors since the dates indicated below. **Unless the shareholder directs that his or her shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy will vote FOR the election of the eight nominees whose names are set forth below.** Management does not contemplate that any of the following nominees will be unable to serve as a directors but if that should occur for any reason before the Meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion.

Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

The following table and the notes thereto state the names and municipality of residence of all individuals proposed to be nominated for election as directors and all individuals continuing in office as directors, the date on which each of them first became a director of the Company, all positions and offices with the Company held by each of them, the principal occupation or employment of each of them for the past five years and the approximate number of Common Shares of the Company beneficially owned, directly or indirectly, by each of them. The Company has an Audit Committee and a Compensation Committee, the members of which are indicated below. If the proposed new members of the Audit Committee are elected at the Meeting, one or more of the existing members of the Audit Committee may resign from the Audit Committee to devote attention to other Board committees. The Board anticipates striking a Corporate Governance Committee should the nominees be elected.

Name and Municipality of Residence	Principal Occupation	Director Since	Positions with the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(1)
Lorne Abony(2)(5) Toronto, Ontario	Chief Executive Officer FUN Technologies Inc.	September 30, 2005	Director and Vice Chairman of the Board	35,000
Mark Amin(4)(6) Los Angeles, California	Film Producer Sobini Films, Inc.	September 30, 2005	Director	40,000
Jordan Banks(9) Toronto, Ontario	Managing Director eBay Canada	N/A	Proposed Director	Nil
Kaleil Isaza Tuzman Dubai, United Arab Emirates	President and COO JumpTV Inc. President and CEO JumpTV International FZ-LLC	September 30, 2005	Director, President and Chief Operating Officer	329,510 (8)
Curt Marvis(2)(3)(5) Los Angeles, California	Chief Executive Officer CinemaNow, Inc.	September 30, 2005	Director	10,000
James McNamara(2) Key Biscayne, Florida	Chairman Panamax Films, LLC	July 20, 2006	Director	Nil
G. Scott Paterson Toronto, Ontario	Chairman and CEO JumpTV Inc.	January 30, 2002	Director, Chairman of the Board and Chief Executive Officer	5,219,990(7)
Gary Slaight(9) Toronto, Ontario	President and CEO Standard Broadcasting Corporation Limited and Standard Radio Inc.	N/A	Proposed Director	150,000 (10)

Notes:

(1) This information, not being within the knowledge of the Company, has been furnished by the respective director or nominee.

(2) Member of the Audit Committee.

(3) Chair of the Audit Committee.

(4) Mr. Amin resigned from the Audit Committee on February 16, 2007.

(5) Member of the Compensation Committee.

(6) Chair of the Compensation Committee.

(7) This figure does not include 85,000 Common Shares held by Mr. Paterson's spouse and 696,826 Common Shares held by the Paterson Family Trust. Mr. Paterson does not exercise control or direction over such Common Shares.

(8) These securities are held by KIT Capital Limited, an entity controlled Mr. Isaza Tuzman. This figure does not include 182,830 unvested Restricted Shares.

(9) Proposed member of the Audit Committee.

(10) 100,000 of these Common Shares are held by Standard Broadcasting Corporation Limited.

During the past five years, the above-noted nominees have held the positions set out opposite their names under "Present Principal Occupation", except as follows:

Lorne Abony

Mr. Abony is the co-founder, Chief Executive Officer and largest individual shareholder of FUN Technologies Inc., one of the world's leading online casual games providers. FUN Technologies is a publicly traded company listed on London Alternative Investment Market ("AIM") and the Toronto Stock Exchange ("TSX"). FUN Technologies is 51% owned by Liberty Media Corporation (NASDAQ: LINTA). Mr. Abony is the co-founder and former President of "Petopia.com", an online pet food and supply destination that was sold to Petco.com in 2000.

Mr. Abony previously practiced corporate and securities law at Aird & Berlis LLP in Toronto, Ontario. As corporate counsel his responsibilities included mergers, acquisitions and divestitures, public securities offerings, shareholder arrangements, corporate finance and regulatory matters. Mr. Abony sits on the Board of Directors of Betbull plc and is a former director of CryptoLogic Inc. Mr. Abony is also on the Board of Trustees of the Fraser Institute and was a recipient of Canada's *Top 40 Under 40 Award*. Mr. Abony holds an MBA from Columbia Business School, an LLB/JD from the International Law Center at the University of Windsor and a BA with distinction from McGill University.

Mark Amin

Mr. Amin is the Vice Chairman of the Board of Directors of Lions Gate Entertainment Corp. ("Lionsgate") (NYSE:LGF) and one of Lionsgate's largest individual shareholders. Lionsgate is one of the leading independent producers and distributors of films in the United States and has been responsible for distributing many acclaimed films such as *Crash*, *Fahrenheit 9/11* and *Saw*.

Mr. Amin also serves as Chairman and Chief Executive Officer of Sobini Films, Inc., a production company he founded in early 2001 to independently finance and produce specialized and mainstream motion pictures. In 2004, Mr. Amin produced Paramount's *The Prince & Me*, starring Julia Stiles and Luke Mably.

Mr. Amin's film credits as an executive producer include the critically acclaimed feature *Frida* which received six Academy Award nominations and *Eve's Bayou*, which received seven Image Award nominations including Best Motion Picture. Mr. Amin has received credit in over 35 feature films ranging from low budget independents to television films and major studio productions.

Mr. Amin is a co-founder and the current Chairman of CinemaNow, Inc., which is a provider of feature films and video-on-demand through the Internet. CinemaNow's major shareholders include Microsoft, Cisco, Menlo Ventures, Blockbuster and Lionsgate. CinemaNow legally offers content from a library of more than 4,000 new and classic movies, television programs, music concerts and music videos from 20th Century Fox, ABC News, Disney, HDNet, Lionsgate, MGM, Miramax, NBC Universal, Sony, Sundance Channel, Warner Bros. and more than 250 other licensors for downloading or streaming.

Mr. Amin founded and acted as Chairman and Chief Executive Officer of Trimark Pictures Inc. from 1985 until October 2000 when the company merged with Lionsgate.

Mr. Amin graduated from the John Anderson School of Business at the University of California at Los Angeles (UCLA), with an MBA in marketing in 1975. He was previously awarded a BA in economics by the University of Kansas.

Mr. Amin is a member of the Academy of Motion Pictures Arts and Sciences and the Academy of Television Arts and Sciences.

Jordan Banks

Mr. Banks is the Managing Director of eBay Canada. In this role, he is the senior-level executive responsible for the ongoing development of eBay Canada, including operations, strategy and marketing. Prior to his appointment as Managing Director, Mr. Banks was most recently the head of business and strategic

development for eBay's Canadian operations and was responsible for eBay Canada's key strategic business relationships and seller development initiatives.

Prior to joining eBay Canada, Mr. Banks managed the Licensing and International Business group at the National Hockey League Players' Association where he was responsible for supervising and managing global retail product licensees, negotiating license and international event agreements, and identifying and pursuing new areas of business for the organization.

Mr. Banks is an active member of the community. He is the founder and Chair of Sportsfest, a non-profit organization that focuses on raising funds for Alzheimer's research and care. Mr. Banks is also a member of the Board of Directors of the Ontario Science Centre, the Baycrest Centre, the Baycrest Foundation, the Moses and Temara Tobe Foundation and the Information Technology Association of Canada. He also serves on several committees with the Pediatric Oncology Group of Ontario, Havergal College and Leave Out Violence. Mr. Banks is a member of the Young President's Organization and in May, 2006 was one of Canada's *Top 40 Under 40* honourees.

Mr. Banks is a graduate of the University of Western Ontario and Osgoode Hall Law School. He practiced corporate finance law at Goodmans LLP, where he was counsel to several of Canada's largest companies.

Kaleil Isaza Tuzman

Mr. Isaza Tuzman was recently appointed President and Chief Operating Officer of the Company and continues to serve as President and Chief Executive Officer of JumpTV International FZ-LLC.

Mr. Isaza Tuzman founded and previously acted as President & Managing Partner of KIT Capital, LLC ("Recognition Group"), a New York-based merchant banking firm focusing on emerging growth companies. In his role at Recognition Group from 2001 to 2005, Mr. Isaza Tuzman led investments and served as interim Chief Executive Officer for companies in the media, software and Internet service fields, including the digital media firm KPE, Inc.

Prior to founding Recognition Group, Mr. Isaza Tuzman was Chairman & Chief Executive Officer of govWorks, Inc. ("govWorks"), a government-focused transaction processing software company which was backed by Mayfield Fund, Kohlberg Kravis Roberts and Hearst. While Mr. Isaza Tuzman was serving as Chairman of govWorks, the company filed for and was sold under Chapter 11 bankruptcy protection to an affiliate of First Data Corporation (NYSE:FDC) in January 2001.

Prior to govWorks, Mr. Isaza Tuzman spent nearly five years in investment banking and equities risk arbitrage at Goldman, Sachs & Co.

Mr. Isaza Tuzman has been a contributor/commentator for Fox News, CNBC and CNN en Español. He has acted as a term member of the US Council on Foreign Relations and a trade mission representative for the Clinton and Bush administrations. He recently published *The Entrepreneur's Success Kit* (St. Martin's Press, 2005).

Mr. Isaza Tuzman sits on the boards of Automated Benefits Corp. (TSXV:AUT), World Recognition International, LLC and is on the liquidation advisory committee of Oakwood Homes Corp. (OTCBB:OKWHQ). Mr. Isaza Tuzman graduated magna cum laude from Harvard University with a degree in government and a certificate in Latin American studies. He was named one of the *Top 100 Most Influential Hispanics* by Hispanic Magazine.

Curt Marvis

Mr. Marvis is a co-founder and the Chief Executive Officer of CinemaNow. Mr. Marvis was previously the President of publicly held game developer 7th Level, Inc. where he led its successful restructuring into delivery of web-based technology applications. At 7th Level, Mr. Marvis created and implemented business partnerships with Microsoft, Real Networks, GeoCities, Broadcast.com, IBM and MTV and helped orchestrate a merger to create Learn2.com.

Mr. Marvis was a founder of multimedia start-up Powerhouse Entertainment and served one year on the IBM Multimedia Task Force creating strategic plans for IBM in its continued development of interactive software.

Mr. Marvis co-founded and served as Chief Executive Officer of The Company Inc. from 1984 to 1994. The Company Inc. was an award winning and highly successful production company for music videos, concerts, home videos and commercials. During that time, he and his business partner, director Wayne Isham, produced many popular and critically acclaimed videos for MTV. In 1991, they were awarded MTV's Video Vanguard Award honoring lifetime achievement for their work.

Mr. Marvis graduated with honours from UCLA with a BFA in Motion Picture and Television Production.

James M. McNamara

Mr. McNamara is Chairman of Panamax Films, LLC. Panamax has an output deal with Lionsgate to produce films for the US Latino and greater Latin American film going audiences. Panamax focuses on high quality entertaining films in both Spanish and English.

Mr. McNamara was previously President and Chief Executive Officer of Telemundo Communications Group, Inc. The Telemundo Group is the second largest Spanish language television network in the United States. It reaches 93% of Hispanic households in 142 US markets through its 16 owned-and-operated stations, 36 broadcast affiliates and nearly 684 cable affiliates.

Mr. McNamara was previously President of Universal Television Enterprises where his responsibilities included domestic syndication, first-run programming and international sales. Mr. McNamara oversaw the distribution of all Universal television production including live-action and animated series, specials, telefilms and Universal feature films. During his tenure, Mr. McNamara negotiated and concluded a series of output and co-production deals with RTL (Germany), TF1 (France) and ITV (UK), as well as the acquisition of assets of Multimedia Entertainment in December 1996.

Mr. McNamara joined Universal from New World Entertainment where he served as Chief Executive Officer from 1991 to 1995. As Chief Executive Officer, he was charged with overseeing the financial operations, production and distribution of all New World programming efforts.

Mr. McNamara was formerly on the Board of Directors of SBS Broadcasting S.A., which owns and operates broadcast television and radio stations in nine European countries. He also served as a board member of Film Roman, one of the world's leading suppliers of animated programming.

Mr. McNamara holds a master's degree from the American Graduate School of International Management. He earned an undergraduate degree in business administration and political science from Rollins College.

G. Scott Paterson

Mr. Paterson has been Chairman of the Company since January 2002 and Chief Executive Officer since May 2005.

Mr. Paterson served as Chairman and Chief Executive Officer of Yorkton Securities Inc. from October 1998 to December 2001. Under his leadership, Yorkton became one of Canada's leading technology, biotechnology and film and entertainment corporate finance underwriters. From May 1997 to October 1998, Mr. Paterson served as President of Yorkton. During Mr. Paterson's tenure, Yorkton raised over $3 billion as lead underwriter and over $13 billion as co-managing underwriter for Canadian technology, biotechnology and film and entertainment companies. In the first quarter of 2000, Brendan Wood International's Investment Banking World Watch ranked Yorkton #1 in 10 key investment banking categories in the technology and healthcare sectors in Canada.

Mr. Paterson is currently a director of Lionsgate (NYSE:LGF) and Rand A Technology Corporation (TSX:RND). He is Chairman of Lionsgate's Audit Committee. Mr. Paterson is also Chairman of the Board of Directors of Automated Benefits Corp. (TSXV:AUT). Mr. Paterson was previously a director of Leitch Technology Corporation (now a business unit of Harris Corporation) from 1994 to 2002. Leitch is a global leader in the design and distribution of high-performance video systems for the professional television industry.

Mr. Paterson has served the Canadian securities industry in multiple capacities. He is the past Chairman of the Board of Directors of the Canadian Venture Exchange Inc. and in 2001 was the Vice-Chairman of the Toronto Stock Exchange Inc. Mr. Paterson served as a Governor of the Investment Dealers Association of Canada and as a member of the Board of each of the Canadian Investor Protection Fund and the Canadian Securities Institute.

Mr. Paterson serves the community as a member of the Board of Governors of Ridley College and as the Chairman of the Merry Go Round Children's Foundation. He was previously a trustee of the Art Gallery of Ontario.

Mr. Paterson is a graduate of Ridley College and earned a bachelor of arts (economics) degree from the University of Western Ontario, London, Canada. He is a recipient of Canada's highly-regarded *Top 40 Under 40 Award* and was recognized in 1999 by *TIME Magazine* as one of Canada's *21st Century Leaders*. Mr. Paterson was also acknowledged by his alma mater in 2000 receiving the university's highest award for an alumnus, the *Purple & White Award*. In January 2007, Mr. Paterson was recognized internationally by *Newsweek* magazine as one of the *Who's Next in 2007* in connection with his position as Chief Executive Officer of JumpTV.

Gary Slaight

Mr. Slaight has been the President and Chief Executive Officer of Standard Radio Inc. ("SRI") since 1987, having responsibility for the operation of all of its radio stations as well as IMS and Sound Source Networks. In 2000, Mr. Slaight assumed the role of President and Chief Executive Officer of Standard Broadcasting Corporation Limited, the largest privately-owned multi-media company in Canada. Standard Broadcasting has an equity interest in Milestone Radio Inc., Haliburton Broadcasting Group and Sirius Canada. Mr. Slaight is the Chairman of the Board of Directors of Sirius Radio Canada Inc. In addition, prior to joining SRI, Mr. Slaight held various positions with Q107, a Toronto-based radio station, including Account Executive, Program Director, and Vice-President and General Manager/Program Director.

Mr. Slaight is actively involved in the music industry and is a staunch supporter of Canadian music talent. He created the National Songwriting Contest, the Homegrown Contest and the Canadian Radio Music Awards.

Mr. Slaight was named Broadcast Executive of the Year in 1992, 1993, 1996 and 1998 at the Annual Music Industry Awards by Canadian Music Week. In 2004, he received the Award for Outstanding Community Service by an Individual Broadcaster from the Canadian Association of Broadcasters. In March 2005, he was inducted into the Canadian Music Industry Hall of Fame.

Mr. Slaight is currently on the Board of Directors of the Canadian Music Council, Sick Children's Hospital Foundation, Gilda's Club, Toronto's Walk of Fame, Moontaxi and Maplemusic.

Mr. Slaight obtained a BA in English from the University of Western Ontario.

As at the date of this Circular, the current directors of the Company as a group, directly or indirectly, beneficially own or exercise control or direction over 5,784,500 Common Shares, representing approximately 11.93% of the issued and outstanding Common Shares of the Company.

APPOINTMENT OF AUDITOR

Ernst & Young LLP, Chartered Accountants ("Ernst & Young"), have served as auditors of the Company since October 6, 2005. At the Meeting, shareholders will be asked to re-appoint Ernst & Young as auditors of the Company and authorize the Board to fix the remuneration of the auditors. **The Board recommends that shareholders vote FOR the re-appointment of Ernst & Young as auditors of the Company and authorize the Board to fix the remuneration of the auditors.**

Unless the shareholder directs that his or her shares are to be withheld from voting in connection with the appointment of auditors, the management nominees named in the enclosed form of proxy will vote FOR the appointment of Ernst & Young as auditors of the Company and authorize the Board to fix the remuneration of the auditors. A majority of the votes cast by shareholders at the Meeting is required to approve the appointment of auditors and to authorize the directors to fix the remuneration of the auditors.

AMENDMENT OF THE OPTION PLAN

JumpTV sponsors an employee incentive option plan (the "Option Plan") to provide long-term incentives to key employees. (See "Executive Compensation — Stock Option Plan" for more information on the Option Plan and the terms of awards granted thereunder). At the Meeting, shareholders will be asked to consider and, if thought appropriate, approve by ordinary resolution amendments to the Option Plan:

1. to specify the types of amendments to the provisions of the Option Plan or any options ("Options") granted thereunder that will require shareholder approval;
2. to permit any Option granted under the Option Plan that is scheduled to expire or terminate during, or within 10 business days following, a trading black-out period to be exercised within 10 business days following such trading black-out period;
3. to specify the basis for the issuance and exercise of Options granted under the Option Plan to or by United States residents in compliance with applicable U.S. securities laws; and
4. to clarify the provisions regarding vesting of incentive stock options upon termination of employment or consultancy.

The Board has previously approved the amendments, subject to the approval of shareholders at the Meeting.

Amendments Requiring Shareholder Approval

JumpTV's Option Plan currently contains a short form or "general amendment" provision that permits amendments subject to the approval of the Board and, if required by applicable law, JumpTV's shareholders. On June 6, 2006, the Toronto Stock Exchange ("TSX") issued a staff notice (the "TSX Notice") indicating that if the general amendment provisions in security based compensation plans of TSX issuers, such as the current amendment provisions in the Option Plan, are not revised prior to June 30, 2007 to provide specific details regarding when shareholder approval will be required for an amendment, shareholder approval will be required for any amendment to the issuer's security based compensation plan, including minor amendments of a "housekeeping nature". The Board believes that it is in the best interests of the Company to amend the Option Plan to provide for an amendment provision that aligns with the TSX Notice and allows the Board to amend, suspend or terminate the Option Plan or any option agreement entered into thereunder evidencing the grant of Option (an "Option Agreement"), provided that no amendment, suspension or termination shall adversely affect the rights of any holder of Options under any Option agreement without the consent of such holder.

The proposed types of amendments that would require shareholder approval are:

(i) an increase in the maximum number of Common Shares issuable under the Option Plan;

(ii) a reduction in the exercise price of an Option held by an "insider" (as such term is defined under applicable securities laws) (other than as may result from the Option Plan's general anti-dilution provisions) or the cancellation of Options held by an insider for the purpose of reissuing them to the insider at a lower exercise price; and

(iii) the extension of the expiry date of Options held by an insider, other than in accordance with the proposed extension if the expiry date falls in, or within ten days after the end of, a blackout period. See "Extension of Options Expiring During Trading Black-Outs" below.

The proposed types of amendments that would not require shareholder approval include:

(i) other than for Options held by insiders, a reduction in the exercise price with respect to any Option other than where such reduction would result in the exercise price being lower than the price determined for such Option in accordance with the Option Plan at the time such Option was granted;

(ii) an increase of the limits on the total number of Common Shares reserved for issuance under the Option Plan to any one eligible person and to an RRSP or an RRIF of which that eligible person is an annuitant;

(iii) an extension of the term of Options beyond its normal expiry date, other than for Options held by insiders;

(iv) an expansion of the scope of persons eligible to participate in the Option Plan;

(v) an amendment to the transferability or assignability of an Option including for estate settlement purposes;

(vi) the addition of awards, other than Options, to be made under the Option Plan;

(vii) changing the terms of an Option including, without limitation, any vesting provisions (other than certain terms for Options held by insiders — see above for such terms);

(viii) as may be necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

(ix) to correct or rectify any ambiguity, defective provision, error or omission in the Option Plan or an Option Agreement;

(x) to change the provisions relating to the administration of the Option Plan;

(xi) to make capital adjustments to the exercise price in accordance with the Option Plan's anti-dilution provision; and

(xii) to make any other amendment to the Option Plan or an Option Agreement that does not require shareholder approval by virtue of the provisions of the Option Plan, applicable laws or relevant regulatory or stock exchange requirements.

Extension of Options Expiring During Trading Black-Outs

Under the terms of JumpTV's Insider Trading Policy, directors and certain officers and employees of the Company are prohibited from trading in securities of the Company during regularly-scheduled black-out periods that are imposed by JumpTV prior to its quarterly financial earnings releases. Additional trading black-out periods may also be imposed under JumpTV's Insider Trading Policy for specific individuals with knowledge of pending material developments.that have not been disclosed to the public. These restricted trading periods imposed by the Company are referred to as "trading black-out periods".

Pursuant to the TSX Notice, the TSX indicated that issuers may, subject to shareholder approval, amend their security based compensation arrangements to provide that Options that would otherwise expire during or immediately after a trading black-out period may be exercised shortly after the fixed expiry date. JumpTV's Board believes that such an amendment to the Option Plan is appropriate, as it will enable an Optionholder to exercise his or her Options after public disclosure of material information has been made, thereby avoiding an unintended loss of the benefit of such Options as a result of a trading black-out period. Accordingly, shareholders will be asked to approve an amendment to the Option Plan that provides that if an Option is scheduled to expire or terminate during or within 10 business days after the end of a trading black-out period, then the expiry date shall be the date that is the tenth business day following the date of expiry of the trading black-out (a "Black-out Expiry Date"). If a new trading black-out is imposed prior to the Black-out Expiry Date, the Black-out Expiry Date shall be the date that is the tenth business day following the expiry of the new trading black-out period.

Options Granted to U.S. Residents

The Company proposes to amend the Option Plan in respect of Option grantees who are residents of the United States to allow the Board to administer the Option Plan in accordance with Rule 701 or Rule 506 of Regulation D under the United States Securities Act of 1933, and in accordance with applicable state securities laws.

Vesting of Options Upon Termination

The Company proposes a "housekeeping" amendment to section 2.5(a) of the Option Plan to clarify when vested and unvested options terminate in the event of (i) dismissal without cause, and (ii) dismissal for cause. Please see the proposed amendments to section 2.5(a) in the blacklined Option Plan attached hereto as Schedule "B".

Shareholder Approval of the Option Plan Amendment Resolution

The full text of the resolution approving the amendments (the "Option Plan Resolution") is attached as Schedule "A" to this Circular. The Option Plan, marked to show the proposed changes, is attached as

Schedule "B" to this Circular. To be effective, the Option Plan Resolution must be approved by a majority of the votes cast at the Meeting by shareholders present or voting by proxy. In compliance with TSX rules relating to approval of option plan amendents, the votes of "insiders", as such term is used in the applicable TSX rules (*e.g.*, directors and senior officers who are required to make SEDI filings), will not be counted in respect of the Option Plan Resolution. **The Board recommends that shareholders vote FOR the amendment of the Option Plan.** For more information on the Option Plan, please see the section of this Circular entitled "Executive Compensation — Stock Option Plan".

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation earned during the fiscal year of the Company ended December 31, 2006 by the Chief Executive Officer, the Chief Financial Officer and the three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, whose total salary and bonus during the Company's most recently completed fiscal year was at least $150,000. Unless otherwise indicated, all dollar amounts in this Circular are in U.S. dollars.

	Annual Compensation				Long-Term Compensation Awards			
					Awards		Payouts	
Name and Principal Position	Fiscal Year ended December 31,	Salary[1] ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
G. Scott Paterson Chairman and Chief Executive Officer	2006	90,000[2]	Nil	Nil	1,000,000 SARs	Nil	Nil	Nil
Kriss Bush Chief Financial Officer	2006	163,000	Nil	Nil	150,000 Options	225,000[3]	Nil	Nil
Alex Blum President and Chief Operating Officer[4]	2006	167,000	Nil	Nil	300,000 Options 200,000 SARs[5]	Nil	Nil	Nil
Kaleil Isaza Tuzman President and Chief Operating Officer, JumpTV, President and Chief Executive Officer, JumpTV International[6]	2006	Nil	320,000[7]	Nil	220,000 Options	585,000[8]	Nil	Nil
Mark David Managing Director, JumpTV International, General Manager, JumpTV Limited	2006	243,000	Nil	Nil	150,000 Options	225,000[9]	Nil	Nil

Notes:

(1) All dollar amounts in this column have been rounded to the nearest thousand ("000") due to foreign exchange translations.

(2) $37,600 of this amount was paid to Patstar Inc., a company controlled by Mr. Paterson.

(3) 125,000 Restricted Shares were granted to Mr. Bush on November 10, 2005. One-forty-eighth (1/48) of these Restricted Shares vested on January 1, 2006 and the remainder vest at a rate of one-forty-eighth (1/48) per month thereafter. As of the date hereof, 41,664 such Restricted Shares have vested, of which 41,664 Common Shares have been issued. The Common Shares issuable upon vesting of the Restricted Shares are subject to restrictions on their transfer in accordance with a lock-up agreement in favour of Morgan Stanley Securities Limited and Canaccord Adams, which restrictions are effective until August 9, 2007.

(4) The Company announced on January 5, 2007 that Mr. Blum had resigned from the position of President and Chief Operating Officer.

(5) Mr. Blum has agreed not to dispose of Common Shares issuable on exercise of these securities prior to August 9, 2007.

(6) Mr. Isaza Tuzman was appointed President and Chief Operating Officer of the Company upon the resignation of Mr. Blum.

(7) These fees were earned by KIT Capital Limited, a company controlled by Mr. Isaza Tuzman.

(8) 325,000 Restricted Shares were granted to Mr. Isaza Tuzman on July 1, 2005. One-eighth (1/8) of these Restricted Shares vested after six months of service on January 1, 2006 and the remainder vest at a rate of one-forty-eighth (1/48) per month thereafter. As of the date hereof, 142,170 such Restricted Shares have vested, of which 142,170 Common Shares have been issued. The Common Shares issuable upon vesting of the Restricted Shares are subject to restrictions on their transfer in accordance with a lock-up agreement in favour of Morgan Stanley Securities Limited and Canaccord Adams, which restrictions are effective until August 9, 2007.

(9) 125,000 Restricted Shares were granted to Mr. David on November 10, 2005. These Restricted Shares vest at a rate of one-forty-eighth (1/48) per month starting February 1, 2006. As of the date hereof, 36,456 such Restricted Shares have vested, of which 36,456 Common Shares have been issued. The Common Shares issuable upon vesting of the Restricted Shares are subject to restrictions on their transfer in accordance with a lock-up agreement in favour of Morgan Stanley Securities Limited and Canaccord Adams, which restrictions are effective until August 9, 2007.

Option/SAR Grants During The Most Recently Completed Financial Year

The following table sets out information concerning Options and SARs granted during the fiscal year ended December 31, 2006 to Named Executive Officers. Generally, all outstanding Options vest at a rate of 1/48 of their allotted amount per month.

Name	Common Shares under Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price (U.S.$/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date (mm/dd/yy)
G. Scott Paterson, Chairman & CEO	1,000,000 SARs	25.2	$4.00	$2.50	03/27/11
Kriss Bush Chief Financial Officer	150,000 Options	3.8	$2.50	$2.50	03/27/11
Alex Blum, President & COO(1)	300,000 Options 200,000 SARs	7.6 5.0	300,000 Options@$2.50 100,000 SARs@$4.00 100,000 SARs @$6.00	$2.50	03/27/11
Kaleil Isaza Tuzman, President & COO(1)	220,000 Options	5.5	$2.50	$2.50	03/27/11
Mark David, Managing Director, JumpTV International, General Manager, JumpTV Limited	150,000 Options	3.8	$2.50	$2.50	03/27/11

Note:

(1) The Company announced on January 5, 2007 that Mr. Blum had resigned from the position of President and Chief Operating Officer and that Mr. Isaza Tuzman has been appointed to serve as President and Chief Operating Officer.

Aggregated Option Exercised During the Most Recently Completed Financial Year and Year-End Option Values

The following table sets forth the aggregated Option and SAR exercises by the Named Executive Officers of the Company during the fiscal year ended December 31, 2006:

Name and Principal Position	Securities Acquired on Exercise (#)	Aggregate Value ($)	Unexercised Options/SARs at Financial Year-End (#)		Value of Unexercised in-the-Money Options/SARs at Financial Year End(1) ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
G. Scott Paterson Chairman & CEO	N/A	Nil	416,660 SARs	583,340 SARs	995,817	1,394,183
Kriss Bush Chief Financial Officer	N/A	Nil	37,500 Options	112,500 Options	145,875	437,625
Alex Blum President & COO(2)	N/A	Nil	62,500 Options 37,494 SARs	237,500 Options 162,506 SARs	295,241	1,149,759
Kaleil Isaza Tuzman President & COO(1)	N/A	Nil	253,125 Options@$1.80 55,000 Options@$2.50	421,875 Options@$1.80 165,000 Options@$2.50	1,375,794	2,578,256
Mark David Managing Director, JumpTV International, General Manager, JumpTV Limited	N/A	Nil	34,375 Options	115,625 Options	133,719	449,781

Notes:

(1) Calculated based on the closing price of US$6.39 of the Common Shares on the TSX on December 29, 2006, the last trading day of the year ended December 31, 2006.

(2) The Company announced on January 5, 2007 that Mr. Blum had resigned from the position of President and Chief Operating Officer and that Mr. Isaza Tuzman had been appointed to serve as President and Chief Operating Officer.

Management and Employment Contracts

The material terms of the employment arrangements between the Company and each of the Named Executive Officers and other members of senior management are summarized below.

G. Scott Paterson

Mr. Paterson and the Company entered into an employment agreement effective as of June 1, 2006. The agreement is for an indefinite term, subject to the provisions within the agreement. Mr. Paterson may terminate the employment agreement upon 60 days' notice and the Company may terminate the employment agreement at any time for cause. The agreement provides for a base salary of $90,000 and a bonus that is based on the attainment of certain objectives to be determined by mutual agreement of the Board and Mr. Paterson. In the event of a change of control of the Company (as defined in the agreement), all Options, SARs or other incentive compensation held by Mr. Paterson that are subject to vesting within a period of 12 months from the date of the change of control will automatically vest. The agreement contains (i) non-solicitation and non-competition covenants in favour of the Company, which apply during the term of Mr. Paterson's employment and for a period of 24 months following the termination of his employment (subject to exclusions to the non-solicitation covenant allowing Mr. Paterson or his designates to solicit without restriction executives who had been associated with Paterson Partners or its affiliated entities and exclusions to the non-competition covenant in respect of commercial involvement that encompasses an interest of less than five percent in a publicly traded company), and (ii) confidentiality covenants in favour of the Company which apply indefinitely. In the event of termination of the agreement without cause, Mr. Paterson is entitled to a severance package of 24 months compensation in lieu of notice inclusive of base salary and bonuses and all Options, SARs or other incentive compensation held by Mr. Paterson that are subject to vesting within a period of 24 months from the date of termination will automatically vest. In addition, Mr. Paterson has been granted 1,000,000 SARs pursuant to the Stock Appreciation Rights Plan, with an exercise price of $4.00 per SAR. Effective as of the date of the grant of such SARs on March 27, 2006, the number of Mr. Paterson's SARs that had vested was equal to a period of 11 months of vesting.

Kriss Bush

Mr. Bush and the Company entered into an employment agreement dated December 16, 2005. The agreement is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a base salary of $150,000 and eligibility to participate in any bonus plan offered by the Company. The agreement contains (i) non-solicitation and non-competition covenants in favour of the Company, which apply during the term of Mr. Bush's employment and for a period of 24 months following the termination of his employment, and (ii) confidentiality covenants in favour of the Company which apply indefinitely. The agreement provides Mr. Bush with a severance package of 12 months compensation in lieu of notice inclusive of base salary and bonuses. If Mr. Bush has greater than five years of service, then the severance package is increased by one month per year or part year of service in excess of five years of service. In addition, Mr. Bush has been granted (i) Options to purchase 150,000 Common Shares at an exercise price of $2.50 per share pursuant to the Stock Option Plan, which Options vest monthly over a 48-month term commencing December 15, 2005, and (ii) 125,000 Restricted Shares pursuant to the Restricted Share Plan.

Alex Blum

Mr. Blum and the Company entered into an employment agreement dated March 1, 2006. The agreement was for an indefinite term, subject to the provisions within the agreement. The agreement provided for a base salary of $200,000 and eligibility to participate in any bonus plan offered by the Company. Pursuant to the agreement, Mr. Blum was granted 400,000 Options under the Stock Option Plan, 300,000 of which have been granted to Mr. Blum and 100,000 of which were substituted for SARs and the vesting of Mr. Blum's Options would accelerate upon a "change of control" of the Company (as that term is defined in the Stock Option Plan of the Company). The agreement contained (i) non-solicitation and non-competition covenants in favour of the Company, which applied during the term of Mr. Blum's employment and for a period of 12 months following the termination of his employment, and (ii) confidentiality covenants in favour of the Company which apply indefinitely. The agreement provided Mr. Blum with a severance package of 12 months compensation in lieu of

notice inclusive of base salary and bonuses. If Mr. Blum had greater than five years of service, then the severance package would be increased by one month per year or part year of service in excess of five years of service up to a maximum of 18 months' severance. Mr. Blum has been granted 200,000 SARs pursuant to the Stock Appreciation Rights Plan (which includes the 100,000 SARs discussed above), with 100,000 SARs exercisable at $4.00 and 100,000 SARs exercisable at $6.00, and all such SARs having an expiry date of March 27, 2011. On January 5, 2007, the Company announced that Mr. Blum resigned from the Company. Mr. Blum will be permitted to exercise his vested stock Options and SARs until December 31, 2007. As of January 31, 2007, Mr. Blum had 68,750 vested stock Options with an exercise price of U.S.$2.50. He will be permitted to exercise his vested SARs, being 20,833 SARs with an exercise price of U.S.$4.00 and 20,833 SARs with an exercise price of U.S.$6.00, until December 31, 2007. Mr. Blum has agreed that he will be bound by the terms of a lock-up agreement in connection with the initial public offering of the Company and accordingly, he will not dispose of any securities of the Company prior to August 9, 2007.

Kaleil Isaza Tuzman

Mr. Isaza Tuzman, KIT Capital Limited (the "Manager"), the Company and JumpTV International entered into a consulting agreement effective as of June 1, 2006, pursuant to which JumpTV International agrees to retain the Manager to provide consulting services to JumpTV International and the Manager agrees to provide the exclusive services of Mr. Isaza Tuzman to JumpTV International. The agreement is for a fixed period of five years and will automatically renew for 12 month renewal periods, subject to the provisions within the agreement. Mr. Isaza Tuzman or the Manager would be able to terminate the agreement upon three months notice and JumpTV International would be able to terminate the agreement at any time upon the occurrence of certain specified events. The agreement provides for periodic performance-based payments, which shall be no less than $180,000 per annum and the Manager will be eligible to participate in certain bonus plans of JumpTV or JumpTV International. In the event of a change of control (as defined in the Stock Option Plan) of the Company or JumpTV International, or if the agreement is terminated by JumpTV International other than in connection with certain specified events, then all Options or Restricted Shares held by the Manager that are subject to vesting within a period of 12 months from the date of the change of control or termination will automatically vest. The agreement contains (i) non-solicitation and non-competition covenants in favour of the Company and JumpTV International, which apply during the term of the agreement and for a period of 24 months following the termination of this agreement (subject to exclusions to the covenants in respect of specified employees) and (ii) confidentiality covenants in favour of the Company and JumpTV International which apply indefinitely. In addition, the Manager has been granted (x) Options to purchase 675,000 Common Shares at an exercise price of $1.80 per share pursuant to the Stock Option Plan, which Options vest monthly over a 48-month term commencing July 1, 2005, (y) Options to purchase 220,000 Common Shares at an exercise price of $2.50 per share pursuant to the Stock Option Plan, which Options vest monthly over a 48-month term commencing January 1, 2006, and (z) 325,000 Restricted Shares pursuant to the Restricted Share Plan.

Mark David

Mark David receives an annual base salary of £140,000 as an employee of JumpTV Limited and JumpTV International. In addition, Mr. David has been granted (i) Options to purchase 150,000 Common Shares at an exercise price of $2.50 per share pursuant to the Stock Option Plan, which Options vest monthly over a 48-month term commencing February 1, 2006, and (ii) 125,000 Restricted Shares pursuant to the Restricted Share Plan.

Report on Executive Compensation

The mandate of the Compensation Committee is to review and recommend to the Board, for its approval, the Company's executive compensation policies and the compensation paid to the Chief Executive Officer. The Company's executive compensation structure is designed to attract and retain highly qualified individuals and to encourage and motivate management to achieve exceptional performance, both individually and as an organization over the long term. The Compensation Committee makes recommendations regarding the operation of the Stock Option Plan, Restricted Share Plan and Stock Appreciation Rights Plan. See "Executive Compensation — Compensation of Directors".

The Compensation Committee also appreciates the importance of qualitative factors in assessing individual performance of its executive officers such as demonstrated leadership ability and the management and implementation of major projects and initiatives. No specific quantitative targets are set by the Compensation Committee but corporate performance is a factor that is considered when evaluating total compensation.

Components of Executive Compensation

There are three elements to the Company's executive compensation program:

- base salary;
- Short-term compensation incentives for annual and personal performance; and
- Long-term compensation incentives related to long-term increase in share value.

Base Salary

The base salary for each executive is reviewed and established shortly after completion of each fiscal year. Base salaries are based on the executive's personal performance and seniority, contribution to the business of the Company, the size and stage of development of the Company and industry benchmarks. In establishing base salaries, the objective of the Compensation Committee is to establish levels that will enable the Company to attract and retain executives who can effectively contribute to the long-term success of the Company. The Company competes for talent on a global basis and uses compensation paid by global competitors as a benchmark.

Short-Term Compensation Incentives

The Company has, in certain circumstances, paid bonuses and may establish an annual bonus plan to be administered by the Compensation Committee. Payment of the Chief Executive Officer's bonus would be at the discretion of the Compensation Committee. Payment of bonuses to certain senior executives and staff would be at the discretion of the Chief Executive Officer.

Long-Term Incentive Plans

Long-term incentive compensation for directors, officers, employees and consultants is provided through grants of stock Options pursuant to the Stock Option Plan, restricted shares through the Restricted Share Unit Plan and share appreciation rights through the Share Appreciation Rights Plan, and is generally reviewed annually. The number of stock Options granted is based on each individual's salary range, responsibility and performance and takes into account the number and terms of stock Options that have been previously granted to that individual.

Compensation of Chief Executive Officer

The Compensation Committee evaluates total compensation in the context of the Chief Executive Officer's leadership, performance and contributions, bearing in mind the principles of executive compensation set out above. In addition, the Compensation Committee, from time to time, reviews compensation paid to chief executive officers of comparable global technology companies. Mr. Paterson was appointed the Chief Executive Officer of the Company effective May, 2005 pursuant to an agreement under which Mr. Paterson is entitled to certain compensation. See "Executive Compensation — Employment Contracts".

Role of the Compensation Committee

The Compensation Committee is governed by a written charter and is primarily responsible for annually approving the compensation of the Chief Executive Officer and for reviewing and approving the compensation of the other Named Executive Officers. In addition, the Compensation Committee meets from time to time each year for the purpose of reviewing overall compensation policy for executive officers and competitive compensation data. The Compensation Committee makes specific recommendations to the Board on salaries of executive officers and bonus and stock Option allocations. In consultation with the Board, the Compensation Committee assesses the performance of the Chief Executive Officer each year using both financial and non-financial measurements. Recommendations of the Compensation Committee are reviewed and discussed by the Board before final approval by the Board.

Composition of Compensation Committee

During the fiscal year of the Company ended December 31, 2006, the Compensation Committee consisted of three Directors, one of whom is independent. The Chair of the Compensation Committee is Mark Amin. The other members of the Compensation Committee are Lorne Abony and Curt Marvis. In addition, no executive officer of the Company has served on the Board or the compensation committee of any other entity that has had one or more of the executive officers of such entity serve as a member the Company's Board or Compensation Committee.

Directors and Officers Insurance

The Company has arranged for Cdn$10 million of key-man term life insurance for its Chief Executive Officer to provide for 24 hour all peril coverage with the Company as beneficiary of Cdn$8 million of the proceeds, with the remaining $2 million going to the Chief Executive Officer's beneficiaries. The Company will evaluate similar policies for its other executives as it deems appropriate and to be in the best interest of the shareholders. The annual premium payable by the Company in respect of such insurance is Cdn$9,800 exclusive of taxes.

The Company maintains insurance for the benefit of the directors and officers of the Company against liability in their respective capacities as directors and officers of the Company pursuant to s.124(1) of the Act. The limit of liability of such insurance is Cdn$15,000,000 and is subject to a per incident deductible. There is a Cdn$150,000 deductible on Securities Claims, and a Cdn$100,000 deductible on all other claims. The aggregate annual premium payable by the Company in respect of such insurance is Cdn$129,800 exclusive of taxes.

Performance Graph

The Common Shares are listed and posted for trading on the TSX under the ticker symbol "JTV". The following graph compares the cumulative total return for $100 invested in Common Shares on the date the Common Shares began trading on the TSX on August 10, 2006 with the cumulative return of the S&P/TSX Composite Index, based on the closing price of the Common Shares on August 10, 2006, the date the Common Shares began trading on the TSX, and December 29, 2006, the last trading day of the year ended December 31, 2006.

CUMULATIVE TOTAL RETURN ON $100 INVESTMENT


(Cdn.$)
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
10-Aug-06
31-Dec-06
135.5
109.1
JumpTV
S&P/TSX Index

	August 10, 2006[1]	December 29, 2006[2]
JumpTV Common Shares	$5.50	$7.45
S&P/TSX Total Return Index	28,616.330	31,213.490

Notes:

(1) The Common Shares began trading on the TSX on this date.

(2) The last trading day of the year ended December 31, 2006.

Compensation of Directors

Directors who are also executives of the Company are not currently entitled to any compensation for attending meetings of the Board, committees of the Board or meetings of the Shareholders. Non-executive Directors are paid an annual retainer of $5,000 and a fee of $250 per Board meeting. Each committee Chairman will receive an additional annual fee of $2,500 for acting in such capacity. Each non-executive Director has been granted Options to purchase Common Shares, with such Options vesting at a rate of 1/48th per month. Directors are reimbursed for any out-of pocket travel expenses incurred in order to attend meetings.

The Company entered into a consulting agreement with Mr. Amin, effective as of June 24, 2005. Pursuant to the consulting agreement, Mr. Amin agreed to (i) provide consulting services to the Company in respect of the dissemination of television via the Internet; (ii) introduce the Company to various providers of television content and executives of potential channel partners; and (iii) introduce the Company to potential strategic investors and other strategic partners. Mr. Amin was granted warrants to purchase 100,000 Common Shares at $1.80 per share in consideration for his agreement to provide the consulting services to the Company. The services provided by Mr. Amin to the Company are in addition to any such services or advice that Mr. Amin provides in his capacity as a Director. Save as described above, there are no service agreements or letters of appointment existing between any of the Directors and the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at December 31, 2006, the securities to be issued upon exercise of outstanding Options and SARs, the weighted average exercise price of such outstanding Options and SARs and the number of securities remaining available for future issuance under equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, SARs and Rights	Weighted Average Exercise Price of Outstanding Options, SARs and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation plans approved by security holders	4,112,059 Options 1,300,000 SARs	$3.07 $4.15	240,581 Options 200,000 SARs
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	5,412,059	$3.33	440,581

Stock Option Plan

On September 2, 2005, the Company established the Option Plan for, *inter alia*, the employees, directors, officers and consultants of the Company or any related entity ("Eligible Persons"). The Option Plan was established to advance the interests of the Company by: (i) providing Eligible Persons with additional incentives; (ii) encouraging stock ownership by Eligible Persons; (iii) increasing the proprietary interest of Eligible Persons in the success of the Company; and (iv) attracting new employees, officers, directors and consultants to the Company or a related entity. The Option Plan is administered by the Board, or if so authorized by the Board, by a committee of the Board consisting of not less than two Directors. Under the Option Plan, Options to purchase Common Shares may be granted by the Board to Eligible Persons. The Board or committee, as the case may be, has the authority, subject to the terms of the Option Plan, to: (i) determine the terms, including the limitations, restrictions and conditions, if any, upon such grants; (ii) interpret the Option Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Option Plan as it may from time to time deem advisable, subject to required prior approval by any applicable regulatory authority; and (iii) make all other determinations and to take all other actions in connection with the implementation and administration of the Option Plan as it may deem necessary or advisable. The Board's guidelines, rules, regulations, interpretations and determinations are conclusive and binding upon all parties.

The Option Plan provides that, subject to any regulatory requirements, the exercise price for any Option granted under the Option Plan is based on the closing market price of the Common Shares on the market with the largest trading volume of the Common Shares on the last trading date preceding the date of the grant. If there is no trading on that date, the exercise price will be the average of the bid and ask on the date preceding the date of the grant. If there is no trading market for the Common Shares, the Board will in good faith

determine the exercise price of an Option based on the fair market value of the Shares on the date of the grant. If the Option is to be granted on a pre-determined date in the future, the exercise price will be the weighted average trading price, rounding up to the nearest cent, of the Common Shares on the stock exchange or quotation system upon which any shares of the Company are then listed and posted or quoted for trading for the five trading dates preceding the date of the grant.

The maximum number of Common Shares issuable upon exercise of Options granted pursuant to the Option Plan shall be equal to the greater of (i) 4,000,000 Common Shares; and (ii) 12.5% of the number of issued and outstanding Common Shares from time to time. As a result, any increase in the issued and outstanding shares will result in an increase in the available number of Common Shares issuable under the Option Plan, and any exercises of Options will make new grants available under the Option Plan. The maximum number of Common Shares issuable upon exercise of Options granted pursuant to the Option Plan is exclusive of any grants of Restricted Shares and SARs pursuant to the Restricted Share Plan (as defined below) and Stock Appreciation Rights Plan (as defined below).

As of March 31, 2007, the maximum number of Common Shares issuable upon exercise of Options was 6,060,400. Of that number, Options to purchase 3,721,893 Common Shares had been issued, leaving Options to purchase 2,338,507 Common Shares available for grant.

Under the Option Plan, the maximum number of Common Shares issuable to any one participant is 5% of the Common Shares outstanding at the time of grant (on a non-diluted basis).

Options are exercisable during a period established at the time of their grant provided that such period will expire no later than five years after the date of grant, subject to early termination. Unless the Board decides otherwise, Options granted under the Option Plan will vest over a 48 month period and may be exercised after they have vested until the end of the five year period. Any Option not exercised prior to the expiry date will become null and void.

If an Optionholder ceases to be an Eligible Person on a particular date (the "Termination Date") for any reason whatsoever other than death, each Option held by such holder or its permitted assigns, will cease to be exercisable 90 days after the Termination Date. If any portion of an Option has not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the holder or its permitted assigns. In the event that an Optionholder's employment, consultancy or directorship, as applicable, is terminated by the Company for cause (as defined in such Optionholder's employment or consulting agreement, as applicable), such Optionholder's Options, whether vested or otherwise, shall immediately terminate unless the Board determines otherwise. If an Optionholder dies, the legal representatives of the Optionholder may exercise the holder's Options within 120 days after the date of such Optionholder's death (but only to the extent the Options were by their terms exercisable on the date of death).

If there is a Take-over Bid or an Issuer Bid (other than a Normal Course Issuer Bid) (as those terms are defined in the Option Plan) made for all or any of the issued and outstanding Common Shares, then the Board may, in its sole discretion, permit any or all unvested Options of any or all Optionholders outstanding under the Option Plan to become immediately exercisable (subject to any limitations that the Board may impose) in order to permit Common Shares issuable under such Options to be tendered to such bid. Unvested Options do not automatically vest in the event of a change of control (as defined in the Option Plan) unless otherwise agreed in an employment or consulting agreement between the Optionholder and the Company or unless an Optionholder's employment is terminated other than for cause, in connection with a change of control. However, the Board may, in its sole discretion, permit any or all unvested Options of any or all Optionholders outstanding under the Option Plan to become immediately exercisable (subject to any limitations the Board may impose) in the event of such a change of control.

The Company is proposing to amend the Option Plan. Please see "Amendment of the Option Plan".

Warrants

The Company has issued warrants that are convertible into Common Shares of the Company as follows:

On September 2, 2005, the Company granted 100,000 warrants to one of its directors related to consulting services provided. The warrants have an exercise price of $1.80 and vest monthly over a 48-month period. The

warrants expire on September 2, 2009. The weighted average fair value of the warrants was estimated to be $1.02 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.85%; volatility of 72%; expected life of four years; and dividend yield of 0.0%. The total estimated fair value of $101,600 is being expensed over the period of service which is estimated to be four years. For the year ended December 31, 2006 and the nine months ended December 31, 2005, the Company expensed $25,400 and $13,222, respectively, which are included within stock-based compensation on the consolidated statements of operations.

In connection with the Company obtaining broadcast rights from a channel partner, the Company issued 100,000 warrants to purchase Common Shares of the Company. The warrants have an exercise price of $1.80 and vested immediately upon grant. The warrants expire five years from the date of grant. The weighted average fair value of the warrants was estimated to be $1.03 using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.49%; volatility of 72%; expected life of four years; and dividend yield of 0.0%. The total estimated fair value of $102,670 is capitalized and will be amortized to direct broadcast operating costs over the 35-month term of the related agreement. For the year ended December 31, 2006 and the nine months ended December 31, 2005, the Company expensed $35,198 and $5,867, respectively, which are included within direct broadcast operating costs on the consolidated statements of operations.

The Company is obligated to pay the channel partner an additional $3.00 less the exercise price of $1.80 ($120,000 in total) upon the channel partner surrendering any unexercised warrants at the end of the term of the contract, September 30, 2008. As at December 31, 2005, the Company accrued for the $120,000 within accrued license fees on the consolidated balance sheets and within direct broadcast operating costs on the consolidated statements of operations. The Company reversed this accrual within direct broadcast operating costs when the channel partner exercised all 100,000 warrants.

On June 5, 2006, the Company amended the terms of this channel partner agreement such that the Company was required to complete an IPO by August 15, 2006 as opposed to the original agreed upon date of June 30, 2006. In consideration of this amendment, the Company issued to the channel partner 7,500 warrants with an expiry of 5 years from the date of issuance at an exercise price of $6.00 per warrant. These warrants remain outstanding.

On May 31, 2006, as part of the HVMedia asset purchase, two key employees of HVMedia received 75,000 warrants which are exercisable to acquire Common Shares at an exercise price of $4.97 per warrant.

On May 31, 2006, the Company issued 30,000 warrants to a member of the Advisory Board of the Company at an average exercise price of $6.00 per warrant. Each warrant is exercisable into one common share of the Company, vests over four years and expires after five years.

On June 7, 2006, the Company issued 40,000 warrants to members of the Advisory Board of the Company at an average exercise price of $5.25 per warrant. Each warrant is exercisable into one common share of the Company, vests over four years and expires after five years.

On August 10, 2006, the Company issued 663,674 compensation warrants to its underwriters at an exercise price of $4.93 per warrant. Each warrant is exercisable into one common share of the Company and expires within two years. The fair value of these warrants in the amount of $1,394,313 has been capitalized to share capital as a share issue cost.

On November 30, 2006, in connection with the Company obtaining broadcast rights from a channel partner, the Company issued 100,000 warrants to purchase Common Shares of the Company. The warrants have an exercise price of $6.23 which were 6/48ths vested on November 30, 2006 and vest 1/48 per month subsequently. The warrants expire five years from the date of grant. The weighted average fair value of the warrants was estimated to be $3.62 using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.45%; volatility of 72%; expected life of four years; and dividend yield of 0.0%. The total estimated fair value of $361,530 is capitalized and will be amortized to direct broadcast operating costs over the 48-month term of the related agreement. For the year ended December 31, 2006 and the nine months ended December 31, 2005, the Company expensed $75,721 and nil, respectively, which are included within direct broadcast operating costs on the consolidated statements of operations.

The total stock compensation expense related to warrants expensed during the year ended December 31, 2006 and the nine month period ended December 31, 2005 was $146,776 and $13,222, respectively.

Restricted Share Plan

JumpTV has established a Restricted Share Plan for employees and consultants of the Group ("Eligible Participants"). The purpose of the Restricted Share Plan is to encourage share ownership by Eligible Participants through the issuance of Restricted Shares to Eligible Participants based on an assessment of the Eligible Participants' current and potential ability to contribute to the success of JumpTV. The Restricted Share Plan is administered by the Board, or if so authorized by the Board, by the Compensation Committee. Under the Restricted Share Plan, the Board may grant Restricted Shares to Eligible Participants. The Board or Compensation Committee, as the case may be, has the authority, subject to the terms of the Restricted Share Plan, to: (i) select those who are Eligible Participants; (ii) grant awards under the Restricted Share Plan; (iii) interpret the Restricted Share Plan; and (iv) establish the rules and regulations applying to the Restricted Share Plan and to make all other determinations it deems necessary or useful for the administration of the Restricted Share Plan.

The vesting of a Restricted Share award is determined by the Board or Compensation Committee, as the case may be, at the time of grant. Upon the vesting of a Restricted Share, JumpTV may issue from treasury the number of Common Shares represented by such vested award or purchase the number of Common Shares represented by such vested award on the secondary market for delivery to the Restricted Share holder of such vested award. A holder of Restricted Shares does not have any rights as a shareholder of JumpTV until such Restricted Share has vested in accordance with its terms and is issued by the Company.

A maximum number of 1,000,000 Common Shares may be issued from JumpTV's treasury pursuant to grants of Restricted Shares over the life of the Restricted Share Plan, all but 10,000 of which have been issued and 380,241 of which have vested as March 31, 2007. Any Restricted Shares to be granted pursuant to a Restricted Share award that are cancelled, expired, forfeited or terminated without having been exercised in full will not be subsequently awarded under the terms of the Restricted Share Plan.

Restricted Share awards, whether or not subject to the attainment of performance objectives, expire immediately and are forfeited and are of no further force and effect on the date upon which the Restricted Share holder ceases to be an employee or consultant, as the case may be, of JumpTV for any reason, unless otherwise determined by the Board or Compensation Committee at or after the time of the grant. There is no automatic vesting of unvested Restricted Shares held by a Restricted Share holder in connection with a change of control (as defined in the Restricted Share Plan) unless otherwise agreed in an employment or consulting agreement. However, the Board or the Compensation Committee, as the case may be, shall have, in their sole discretion, the power to accelerate the time at which any or all Restricted Shares held by any or all Restricted Share holders may vest or the time during which any Restricted Shares granted will become fully vested including, without limitation, in connection with such a change of control. All unvested Restricted Shares held by a Restricted Share holder will vest immediately in the event that such holder's employment or consultancy is terminated at any time prior to the expiry date of such Restricted Shares by virtue of, or in connection with, such a change of control, except in the case of termination for cause of such holder's employment or consultancy (in which case the Restricted Shares will not vest).

Stock Appreciation Rights Plan

The Company has established the Stock Appreciation Rights Plan for senior officers and Directors of the Company. The purpose of the Stock Appreciation Rights Plan is to motivate senior officers and Directors of the Company to put forth their best efforts on behalf of the Company (and any affiliate or subsidiary) and to closely align the personal interests of such senior officers and Directors with those of the Shareholders.

The Stock Appreciation Rights Plan is administered by the Board, or if so authorized by the Board, by a committee of the Board. Under the Stock Appreciation Rights Plan, the Board may grant SARs awards to senior officers or Directors of the Company. Subject to the provisions of the Stock Appreciation Rights Plan, the Board has the authority to: (i) determine and designate from time to time those persons to whom SARs are to be

granted and the number of shares to be subject to such SARs; and (ii) determine the time or times when, and the manner in which, each SAR will be exercisable and the duration of the exercise period.

Each SARs grant specifies: (i) the period for which the SARs thereunder are exercisable, to a maximum term of five years from the date of grant; and (ii) the exercise price of such SARs, as determined by the Board at the time such SARs are granted, subject to a minimum of the market price of the shares (as determined in accordance with the Stock Appreciation Rights Plan). A holder of SARs may elect to be paid the "in the money value" of each SAR upon exercise thereof or may be issued that number of shares (which JumpTV may issue from treasury or purchase on the secondary market) equal to the aggregate "in the money value" of the SARs divided by the fair market value of one Common Share at the time of exercise. Alternatively, a holder of SARs may choose to pay the exercise price of the SARs and be issued shares from treasury.

The maximum number of shares which may be issued pursuant to the Stock Appreciation Rights Plan is the greater of 1,500,000 or 5% of the issued and outstanding Common Shares. The shares reserved for issuance upon the exercise of SARs that expire unexercised or are exercised by the SARs holder shall be available for subsequent grants of SARs under the Plan.

Upon the death of a holder of SARs while a senior officer or Director of JumpTV (or within 30 days of such senior officer or Director's termination of employment), the holder's SARs will expire upon the earlier of 12 months from the date of death and five years from the date of grant. Upon the termination of an office or directorship due to disability of a holder of SARs, the holder's SARs will expire upon the earlier of six months from the date of termination and five years from the date of grant. Upon the termination of a holder of SARs' employment with JumpTV for a reason other than death or disability, the holder's SARs will expire upon the earlier of 90 days from the date of termination and five years from the date of grant (except if such termination is for cause, in which case, such holder's SARs will expire immediately upon notice of termination).

If there is a Take-over Bid or an Issuer Bid (other than a Normal Course Issuer Bid) (as those terms are defined in the Stock Appreciation Rights Plan) made for all or any of the issued and outstanding shares, then the Board may, in its sole discretion, permit any or all unvested SARs of any or all holders of SARs outstanding under the Stock Appreciation Rights Plan to become immediately exercisable (subject to any limitations that the Board may impose) in order to permit shares issuable under such SARs to be tendered to such bid. Unvested SARs do not automatically vest in the event of a change of control (as defined in the Stock Appreciation Rights Plan) unless otherwise agreed in an employment or consulting agreement between the holder of SARs and JumpTV or unless the holder's employment or directorship is terminated due to a change of control (except in the case of termination for cause). However, the Board may, in its sole discretion, permit any or all unvested SARs of any or all holders of SARs outstanding under the Stock Appreciation Rights Plan to become immediately exercisable (subject to any limitations the Board may impose) in the event of such a change of control.

During the fiscal year ended December 31, 2006, JumpTV granted 1,000,000 SARs to the Chairman and Chief Executive Officer of JumpTV and 100,000 SARs to a member of the Board and 200,000 SARs to the former President of JumpTV. The closing market price of the Common Shares on December 29, 2006 was $6.39. Accordingly, the Company recognized compensation expense of $1,087,760 related to vested SARs granted under the Stock Appreciation Rights Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Company's most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Company, except as disclosed below.

Pursuant to an agreement between JumpTV, Farrel Miller and G. Scott Paterson, effective as of January 24, 2006, Mr. Miller agreed to grant to Mr. Paterson, or persons substituted for Mr. Paterson, an irrevocable right to purchase from Mr. Miller: (i) 1,174,460 Common Shares; (ii) 1,260,000 vested Options; and (iii) 300,000 non-vested Options that were subject to acceleration. The Board approved the transaction and the acceleration of the Options on January 23, 2006. All of such Common Shares and vested and non-vested Options were subsequently sold by Mr. Miller to such substituted persons. As part of this transaction, 300,000 of Mr. Miller's unvested Options were cancelled.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders of the Company, and take into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board believes that sound corporate governance practices are essential to contributing to the effective and efficient decision making of management and the Board and to the enhancement of shareholder value. Over the last year the Board and management developed a system of corporate governance in order to meet legal and stock exchange requirements. The Board and management believe that the Company has a sound governance structure in place for both management and the Board. Of particular note, the Company has:

- established a written mandate of the Board;
- established a written mandate for the Audit Committee; and
- established a written mandate for the Compensation Committee.

National Instrument 58-101 — *Disclosure of Corporate Governance Practices* ("NI 58-101") and National Policy 58-201 — *Corporate Governance Guidelines,* both of which came into effect on June 30, 2005, set out a series of guidelines for effective corporate governance. Each reporting issuer, such as the Company, must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The following is the Company's annual disclosure of its corporate governance practices in accordance with Form 58-101F1 — *Corporate Governance Disclosure* under NI 58-101.

Board of Directors

(a) Independence of Directors

The Board is currently comprised of six members and all of these individuals are nominated for election at the Meeting. Pursuant to National Instrument 58-101 — *Disclosure of Corporate Governance Practices* an "independent" director is a director who has no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgment. Two of the current six members of the Board, namely, Curt Marvis and James McNamara, are independent directors of the Company. Each of the following directors is deemed by law to have a material relationship with the Company and is therefore not considered independent:

- Mark Amin;
- Lorne Abony;
- G. Scott Paterson is the current Chairman and Chief Executive Officer of the Company; and
- Kaleil Isaza Tuzman is the current President and Chief Operating Officer of the Company and the Chief Executive Officer of JumpTV International.

To facilitate the functioning of the Board independently of management, the following structures and processes are in place:

- Two independent directors, Jordan Banks and Gary Slaight, have been nominated by management for election to the Board at the Meeting and it is expected that each will serve on the Audit Committee.
- The majority of the Board is comprised of non-executive directors. The only members of management on the Board are the Chief Executive Officer and the President and Chief Operating Officer of the Company.
- Non-executive directors meet periodically without management present.
- Members of management, including the Chief Executive Officer and the President and Chief Operating Officer, are not present for the discussion and determination of certain matters at each meeting of the Board.

• The Chief Executive Officer's compensation is considered, in his absence, by the Compensation Committee.

(b) Directorships with Other Reporting Issuers

Currently, the following directors serve on the boards of other public companies, as listed below:

Name	Name of Reporting Issuer	Exchange
Lorne Abony	FUN Technologies Inc. Betbull Limited	AIM:FUN TSX:FUN WBAG:BETB
Mark Amin	Lions Gate Entertainment Corp.	NYSE:LGF
G. Scott Paterson	Lions Gate Entertainment Corp. Rand A Technology Corporation Automated Benefits Corp. Pioneering Technology Inc. Run of River Power Corp.	TSX:LGF TSX:RND TSXV:AUT TSXV:POI TSXV:ROR
Kaleil Isaza Tuzman	Automated Benefits Corp.	TSXV:AUT

(c) Meetings of the Board and Attendance of Directors

The Board meets at least once each quarter. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and issues the Company faces from time to time. Non-executive directors meet periodically without management present. In 2006, the Board met nine times. G. Scott Paterson, Lorne Abony, Mark Amin, Curt Marvis and James McNamara (since his election to the Board) attended all meetings, and Kaleil Isaza Tuzman was absent from a portion of the meeting held on April 26, 2006.

Mandate of the Board

(a) General

The Board of the Company is responsible for the supervision of the management of the Company's business and affairs, with the objective of increasing shareholder value. Although management conducts the day-to-day operations of the Company, the Board has a duty of stewardship and regularly assesses and monitors management's performance.

In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interests of the Company.

Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in Board decisions.

From time to time, the Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities.

(b) Composition and Quorum

The Board shall be composed of a minimum of one and a maximum of 15 members.

The Board shall be constituted with a majority of individuals who qualify as independent directors, as determined by the Board.

The quorum at any meeting of the Board is a majority of directors in office.

(c) Responsibilities

The Board has the following responsibilities:

With respect to strategic planning

- Approving the Company's long-term strategy, taking into account, amongst other matters, business opportunities and risks.
- Approving and monitoring the implementation of the Company's annual business plan.
- Advising management on strategic issues.

With respect to human resources and performance assessment

- Choosing the Chief Executive Officer and approving the appointment of other senior management executives.
- Monitoring and assessing the performance of the Chief Executive Officer and of senior management and approving their compensation, taking into consideration Board expectations and fixed goals and objectives.
- Monitoring management and Board succession planning processes.
- Monitoring the size and composition of the Board and its committees based on competencies, skills and personal qualities sought in Board members.
- Approving the list of Board nominees for election by shareholders.

With respect to financial matters and internal control

- Monitoring the integrity and quality of the Company's financial statements and the appropriateness of their disclosure.
- Reviewing the general content of, and the Audit Committee's report on the financial aspects of, the Company's Annual Information Form, Annual Report, Management Proxy Circular, Management's Discussion and Analysis, prospectuses and any other documents required to be disclosed or filed by the Company before their public disclosure or filing with regulatory authorities.
- Approving operating and capital budgets, the issuance of securities and, subject to the schedule of authority adopted by the Board, any transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major transactions such as investments or divestitures.
- Determining dividend policies and procedures.
- Taking all reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities.
- Monitoring the Company's internal control and management information systems.
- Monitoring the Company's compliance with applicable legal and regulatory requirements.
- Reviewing at least annually the Company's communications policy and monitoring the Company's communications with analysts, investors and the public.

With respect to corporate governance matters

- Taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Company.

- Reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving stakeholder feedback, and the adequate public disclosure thereof.
- Adopting and reviewing, on a regular basis, the Company's Code of Conduct and Team Ethics, including a code of ethics applicable to the Company's directors, its CEO, its financial officers and its other officers and employees and monitoring compliance with such code.
- Taking all reasonable measures to ensure the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors.
- Adopting orientation and continuing education programs for directors.

(d) Method of Operation

- Meetings of the Board are held at least quarterly and as required; in addition, a special meeting of the Board is held, at least annually, to review the Company's strategic plan.
- The Board chair develops the agenda for each meeting of the Board in consultation with management. The agenda and the appropriate material are provided to directors of the Company on a timely basis prior to any meeting of the Board.
- Non-executive directors meet periodically without management present.

Position Descriptions

The Board has not adopted written position descriptions for the positions of Chairman of the Board, Chairman of the Audit Committee or the Chief Executive Officer at this time. The Board has communicated to the individuals holding such positions during meetings of the Board the roles and responsibilities of these positions. The responsibilities of the Chief Executive Officer include developing the Company's strategic plans and successfully implementing such plans, providing quality leadership to the Company's staff, maintaining existing and developing new strategic alliances, considering possible strategic alternatives for the Company, and acting as an entrepreneur and innovator within the strategic goals of the Company. The responsibilities of the Chairman of the Board include facilitating the activities of the Board and chairing Board meetings, while the responsibilities of the Chairman of the Audit Committee include ensuring that the written mandate of the Audit Committee is carried out.

Orientation and Continuing Education

The orientation program for members of the Board generally includes the following:

- meetings with the Chairman of the Board to discuss the role of the Board and its committees and the contribution individual directors are expected to make (including the commitment of time and resources expected from the directors);
- presentations by executive officers and other members of management on the Company's business, its business environment (including the competition), methods of operation, facilities, management and organizational structure; and
- directors may also have access to other appropriate information or, with the approval of the Chairman of the Board, other orientation resources, both at the board and committee levels.

In addition, the Chairman of the Board takes all reasonable steps to ensure that continuing education is provided to all of the Company's directors on an ongoing basis, with respect to factors and emerging trends affecting the business of the Company and with respect to corporate governance matters generally.

Ethical Business Conduct

The Board has adopted a Code of Conduct and Team Ethics (the "Code") for its directors, officers and employees. The Board has responsibility for monitoring compliance with the Code. Waivers of the provisions of

the Code may only be granted by the Board in the case of waivers for the benefit of directors or senior officers, and by the Chief Financial Officer for waivers benefiting employees. Any non-compliance with the Code may ultimately be reported to the Chair of the Audit Committee. A copy of the Code is available on the Company's website.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

Nomination of Directors

The Board identifies candidates qualified to become Board members and recommends nominees for election. The process includes regular assessment of the qualifications, personal qualities, business background and diversified experience of the Board and candidates as well as the Company's needs.

Compensation Committee

(a) Scope and Composition of the Compensation Committee

The Compensation Committee (the "Compensation Committee") is a committee of the Board of the Company which assists the Board in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning.

The Compensation Committee is composed of a minimum of three and a maximum of five members, each of whom qualifies as an independent director, as determined by the Board. The members of the Compensation Committee are Mark Amin (Chairman), Lorne Abony, and Curt Marvis.

(b) Responsibilities of the Compensation Committee

The Compensation Committee has the following responsibilities:

With respect to senior management succession planning, hiring and assessment, and senior management compensation

- Taking all reasonable measures to ensure that appropriate processes are in place regarding succession planning for the position of Chief Executive Officer (the "CEO") and other members of senior management.
- Recommending to the Board senior management appointments and the terms and conditions of their appointment and retirement or termination.
- Annually reviewing and recommending to the Board the goals and objectives that the CEO is expected to attain, assessing the CEO in light of these goals and objectives and recommending to the Board the CEO's compensation.
- Reviewing the evaluation of senior managers' performance and recommending to the Board their compensation.
- Reviewing the annual report on senior management compensation for inclusion in the Company's management proxy circular, in accordance with applicable rules and regulations.

With respect to other human resources hiring, assessment, compensation and succession planning

- Taking all reasonable measures to ensure that appropriate human resources systems, such as hiring policies, competency profiles, training policies and compensation structures are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives.
- Maintaining an assessment and compensation philosophy that rewards the creation of shareholder value.
- Making recommendations to the Board with respect to incentive-compensation plans, including equity-based plans.

With respect to other human resources issues

- Monitoring strategic employment issues.
- Monitoring social issues that need to be addressed.

(c) Method of Operation

Members of the Compensation Committee are appointed and removed by the Board. Meetings of the Compensation Committee are held at least quarterly and as required. The chair of the Compensation Committee develops the agenda for each meeting of the Compensation Committee in consultation with the Board chair. The agenda and the appropriate material are provided to members of the Compensation Committee on a timely basis prior to any meeting of the Compensation Committee. The chair of the Compensation Committee reports regularly to the Board on the business of the Compensation Committee. The Compensation Committee may, in appropriate circumstances, engage external advisors and set and pay their compensation, subject to advising the Board chair thereof. The Compensation Committee annually reviews its mandate and reports to the Board on its adequacy.

Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Company or the members of the Compensation Committee.

Audit Committee

During 2006, the Audit Committee met five times. All members attended each meeting.

The purpose of the Audit Committee is to assist in the Board's oversight of:

- the financial reporting of the Company;
- the independent auditor and the audit efforts;
- the internal controls of the Company; and
- the continuous improvement of the Company's policies and practices.

Further Information regarding the Audit Committee is contained in the Company's Annual Information Form and a copy of the Audit Committee charter is reproduced in the Annual Information Form which is available on SEDAR at www.sedar.com.

Mandate of the Advisory Board

The Board has established an advisory board (the "Advisory Board") in order to give it assistance in fulfilling its responsibilities. The Company will include reference to the Advisory Board in its public disclosure, including its composition of members from time to time.

The Advisory Board will be constituted by those individuals as determined by the Board from time to time ("Members"). As of the date hereof, the Members of the Advisory Board are Gabriel A. Battista, Andy Kaplan, Jon Feltheimer, Bruce Maggin, Seymour Stein, Gary Slaight (who will be resigning from the Advisory Board effective upon being elected to the Board) and Christiane zu Salm.

The Advisory Board will advise the Board with respect to strategic matters relevant to the Company. These matters would include:

- Technological innovations relevant to the Company and its business strategy.
- Developments in media generally and in jurisdictions in which the Company desires to carry on business.
- General economic, business and political considerations in jurisdictions in which the Company desires to carry on business.
- Human resource opportunities.
- Capital market opportunities.
- Merger and acquisition opportunities.

The methods of operations of the Advisory Board are such that Meetings of the Advisory Board will be held annually and attended in person and as otherwise directed by the Chief Executive Officer of the Company. The Chief Executive Officer, from time to time, invites Members to participate in meetings of the Board or seeks advice from individual Members on particular issues from time to time. Members will execute standard form agreements with the Company, addressing matters such as confidentiality, indemnification and eligibility to participate in stock option and other share incentive plans of the Company. To the extent required by applicable laws, Members will be subject to the Company's insider trading and corporate disclosure policies.

Assessments

The Corporate Governance Committee will assess and ensure on an annual basis the effectiveness of the Board as a whole, of each committee of the Board and of the contribution of individual Directors, including the CEO. Directors are regularly canvassed with respect to their view of Board and committee effectiveness, including matters under the categories of Board composition, responsibility, meetings and of its committees. The results of these evaluations will be considered by the Board. The Board also assesses its relationship with management and recommends, where necessary, limits on management's authority to act without explicit Board approval.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management of the Company knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Copies of the Company's audited comparative consolidated financial statements and accompanying Management's Discussion and Analysis for the fiscal year ended December 31, 2006 are available on SEDAR or shareholders may request copies to be sent to them without charge by contacting the Secretary of the Company at (416) 368-6462.

DIRECTORS' APPROVAL

The contents and the sending of the Notice of Meeting and this Circular to each shareholder of the Company entitled thereto, each director of the Company, the auditors of the Company and, where required, all applicable securities regulatory authorities have been approved by the Board of the Company.

DATED at Toronto, Ontario, this 4th day of April 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ G. SCOTT PATERSON

G. Scott Paterson
Chairman and Chief Executive Officer

SCHEDULE "A"

TEXT OF RESOLUTION TO AMEND THE STOCK OPTION PLAN

BE IT RESOLVED THAT:

1. The amendments to JumpTV's Option Plan to: (a) specify the types of amendments to the provisions of the Option Plan and any Options granted thereunder that will require shareholder approval; (b) permit any Option granted under the Option Plan that is scheduled to expire or terminate during, or within 10 business days following, a trading black-out period to be exercised within 10 business days following such trading black-out period; (c) specify the basis for the issuance and exercise of Options granted under the Option Plan to or by United States residents in compliance with applicable U.S. securities laws; and (d) clarify certain provisions regarding termination of eligibility under the Option Plan, all as described under the heading "Amendment of the Option Plan" in the Company's Circular dated April 4, 2007 and as more particularly set forth in Schedule "B" of such Circular, are hereby approved.
2. Any officer or director of the Company is authorized and directed to negotiate, finalize, execute and deliver all such further documents, agreements, authorizations, certificates or other instruments, with or without the corporate seal affixed, and to take any and all such further action as such director or officer, in such director's or officer's sole discretion deems necessary or desirable in order to give effect to the foregoing.

SCHEDULE "B"

JUMPTV.COM INC.

AMENDED AND RESTATED STOCK OPTION PLAN

MARCH 2006

May 2007

TABLE OF CONTENTS

~~JUMPTV.COM INC.~~	~~1~~
ARTICLE 1. PURPOSE AND INTERPRETATION	1
1.1. Plan	1
1.2. Purpose	1
1.3. Administration	1
1.4. Interpretation	1
1.5. Numbers	4
1.6. Lapsed Options	4
ARTICLE 2. STOCK OPTION PLAN	~~4~~5
2.1. Grants	~~4~~5
2.2. Exercise of Options	5
2.3. Share Option Price	5
2.4. Grant to Participant's RRSP or RRIF	~~5~~6
2.5. Termination, Retirement, Death or Departure	6
2.6. Option Agreements	~~6~~7
2.7. Payment of Option Price	~~6~~7
2.8. ~~Amendment of Option Terms~~	~~6~~
~~2.9.~~ Cashless Exercise	7
~~2.10.~~2.9. Withholding	7
ARTICLE 3. GENERAL	~~7~~8
3.1. Right to Exercise Options in connection with a Proposed Transaction	~~7~~8
3.2. Prohibition on Transfer of Options	~~8~~9
3.3. Prohibition on Transfer of Shares	9
3.4. Capital Adjustments	9
3.5. Non-Exclusivity	9
3.6. Amendment and Termination	9
3.7. Compliance with Legislation	~~9~~11
3.8. Effective Date	~~10~~11

REGULATIONS UNDER PLAN

Schedule "A" — Notice of Option Grant

Schedule B — Option Exercise Notice

JUMPTV~~.COM~~ INC.

ARTICLE 1.
PURPOSE AND INTERPRETATION

1.1. Plan

This Plan consists of a Stock Option Plan and supersedes any and all prior plans relating to the granting of stock options by the Corporation.

1.2. Purpose

The purpose of this Plan is to advance the interests of the Corporation by (i) providing Eligible Persons with additional incentive; (ii) encouraging stock ownership by Eligible Persons; (iii) increasing the proprietary interest of Eligible Persons in the success of the Corporation; (iv) encouraging Eligible Persons to remain with the Corporation or a related entity; and (v) attracting new employees, officers, directors and consultants to the Corporation or a related entity.

1.3. Administration

(a) This Plan will be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than 2 directors. If a committee is appointed for this purpose, all references to the term "Board" will be deemed to be references to the committee.

(b) Subject to the limitations of this Plan, the Board has the authority: (i) to grant Options to purchase Shares to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants; (iii) to interpret this Plan and to adopt, amend and rescind such administrative guidelines and other rules and Regulations relating to this Plan as it may from time to time deem advisable, subject to required prior approval by any applicable regulatory authority; and (iv) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board's guidelines, rules, Regulations, interpretations and determinations will be conclusive and binding upon all parties.

1.4. Interpretation

For the purposes of this Plan, the following terms will have the following meanings unless otherwise defined elsewhere in this Plan:

(a) "Blackout Expiry Date" has the meaning set forth in subclause 2.2(a);

(b) "Blackout Period" means the period of time when, pursuant to any self-imposed policies of the Corporation applicable to an Optionee, the Optionee is prohibited from trading in the Corporation's securities;

(c) ~~(a)~~ "Board" means the board of directors of the Corporation or a committee thereof appointed in accordance with the Plan;

(d) ~~(b)~~ "consultant" has the meaning prescribed by National Instrument 45-106 *Prospectus and Registration Exemptions* (or a successor instrument) and, for greater certainty means, for an issuer, a person other than an employee, executive officer, or director of the issuer or of a related entity of the issuer, that:

(i) is engaged to provide services to the issuer or a related entity of the issuer, other than services provided in relation to a distribution,

(ii) provides the services under a written contract with the issuer or a related entity of the issuer, and

(iii) spends or will spend a significant amount of time and attention on the affairs and business of the issuer or a related entity of the issuer,

and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner;

(e) ~~(c)~~ "Corporation" means JumpTV~~.com~~ Inc.;

(f) ~~(d)~~ "Eligible Person" means, subject to the Regulations and to all applicable law,

(i) any employee, officer, director or consultant of (i) the Corporation or (ii) any related entity (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any related entity) designated as an Eligible Person by the Board; and

(ii) at any time from and after the completion of an initial public offering of the Shares, a Family Trust, Personal Holding Corporation or Retirement Trust;

(g) ~~(e)~~ "Family Trust" means a trust, of which at least one of the trustees is an Eligible Person and the beneficiaries of which are one or more of the Eligible Person and the spouse, minor children and minor grandchildren of the Eligible Person;

(h) ~~(f)~~ "holding entity" means a person that is controlled by an individual;

(i) ~~(g)~~ "Insider" means:

(i) an insider as defined in the *Securities Act* (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary; and

(ii) an associate, as defined in the *Securities Act* (Ontario), of any person who is an ~~insider~~Insider by virtue of (i) above;

(j) ~~(h)~~ "Option" means an option granted to an Eligible Person to purchase Shares of the Corporation pursuant to the terms of the Plan;

(k) ~~(i)~~ "Participant" means an Eligible Person to whom or to whose RRSP an Option has been granted;

(l) ~~(j)~~ "Permitted Assign" means, for a Participant,

(i) a trustee, custodian or administrator acting on behalf of, or for the benefit of the person,

(ii) a holding entity of the person,

(iii) an RRSP or a RRIF of the person,

(iv) a spouse of the person,

(v) a trustee, custodian or administrator acting on behalf of, or for the benefit of the spouse of the person,

(vi) a holding entity of the spouse of the person, or

(vii) an RRSP or a RRIF of the spouse of the person;

(m) ~~(k)~~ "Personal Holding Corporation" means a corporation that is controlled by an Eligible Person and the shares of which are beneficially owned by the Eligible Person and the spouse, minor children and minor grandchildren of the Eligible Person;

(n) ~~(l)~~ "Plan" means the Corporation's Stock Option Plan, as amended from time to time;

(o) ~~(m)~~ "Regulations" means the regulations made pursuant to this Plan, as same may be amended from time to time;

(p) ~~(n)~~ "related entity" means any person or company that controls or is controlled by the Corporation or that is controlled by the same person or company that controls the Corporation;

(q) ~~(o)~~ "Retirement Trust" means a trust governed by a registered retirement savings plan or a registered retirement income fund established by and for the benefit of an Eligible Person;

(r) (p) "RRSP" means a registered retirement savings plan as defined in the *Income Tax Act* (Canada);

(s) (q) "RRIF" means a registered retirement income fund as defined in the *Income Tax Act* (Canada);

(t) (r) "Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan, restricted share plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more Eligible Persons, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(u) (s) "Share Option Price" means the price at which Shares subject to this Plan can be purchased as determined by the Board in accordance with the Plan;

(v) (t) "Shares" means the Class Acommon shares of the Corporation or such other class of voting shares of the Corporation for which the Class Acommon shares may hereafter be converted or exchanged;

(w) (u) "Subsidiary" means any corporation that is a subsidiary of the Corporation as defined in the *Securities Act* (Ontario);

(x) (v) "Termination Date" means the date on which a Participant ceases to be an Eligible Person;

(y) (w) "Transfer" includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one person to another, or to the same person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing;

(z) (x) "Trustee" means a person appointed by the Board to act in the capacity of trustee for the benefit of the Plan;

(aa) "United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(bb) "U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

(cc) (y) "Year" means a fiscal year of the Corporation, as determined from time to time by the Board.

Time shall be of the essence with respect to this Plan.

Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine.

This Plan is to be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.5. Numbers

The maximum number of Shares available for purchase or issuance under this Plan is equal to the greater of (i) 4,000,000 Shares; and (ii) 12.5% of the number of issued and outstanding Shares from time to time. For greater certainty, the maximums set out herein shall be exclusive of all grants of options made prior to the coming into effect of this Plan as well as any rights granted under any other security-based incentive compensation plans of the Corporation and such options and rights, as the case may be, shall not be subject to the terms of this Plan.

1.6. Lapsed Options

In the event that Options granted under this Plan are surrendered in accordance with the provisions of this Plan, terminate or expire without being exercised in whole or in part, the Shares reserved for issuance but not purchased under such lapsed Options shall be available for subsequent Options to be granted under Plan.

ARTICLE 2.
STOCK OPTION PLAN

2.1. Grants

(a) Subject to the terms of this Plan, the Board will have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set out in this Plan, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant's rights in respect of Shares acquired upon exercise of an Option may be forfeited. An Eligible Person and the Eligible Person's RRSP or RRIF may receive Options on more than one occasion under this Plan.

(b) The effective date of any grant of Options pursuant to this Plan; shall be the date on which the Board approves such grant, whether at a meeting of the Board or by written resolution.

Subject to the Regulations, the aggregate number of securities available for issuance under the Plan to any one Eligible Person and an RRSP or an RRIF of which that person is an annuitant, will be 5% of the Shares outstanding at the time of the grant (on a non-diluted basis), or such other number as the shareholders of the Corporation shall approve in accordance with the requirements of any stock exchange or quotation system upon which any shares of the Corporation are then listed and posted or quoted for trading.

2.2. Exercise of Options

(a) Options granted must be exercised no later than 5 years after the date of grant or such lesser period as the applicable grant or Regulations may require. , the Regulations or the provisions of this Plan may require (the "Expiry Date"); provided, however, in the event that an Option is scheduled to expire or terminate during or within 10 business days following a Blackout Period, the Expiry Date shall be the date that is the tenth business day following the date of expiry of the Blackout Period (the "Blackout Expiry Date"). If a new Blackout Period is imposed prior to the Blackout Expiry Date, the Blackout Expiry Date shall be the date that is the tenth business day following the date of expiry of the new Blackout Period.

(b) The Board may determine when any Option will become exercisable and may determine that the Option will be exercisable in instalments.

(c) No fractional Shares may be issued and the Board may determine the manner in which fractional Share value will be treated.

(d) Not less than 100 Shares may be purchased at any one time except where the remainder totals less than 100.

2.3. Share Option Price

Subject to the applicable rules of any stock exchange or quotation system on which the Shares may be listed from time to time, the Board will establish the exercise price of anShare Option Price at the time each Option is granted on the basis of the closing market price of the Shares on the market with the largest trading volume of the Shares on the last trading date preceding the date of the grant. If there is no trading on that date, the exercise priceShare Option Price will be the average of the bid and ask on the date preceding the date of the grant. If there is no trading market for the Shares, the Board will in good faith determine the exercise priceShare Option Price of an Option based on the fair market value of the Shares on the date of the grant. If the Option is to be granted on a pre-determined date in the future, the exercise priceShare Option Price will be the weighted average trading price, rounding up to the nearest cent, of the Shares on the stock exchange or quotation system upon which any shares of the Corporation are then listed and posted or quoted for trading for the five trading dates preceding the date of the grant.

2.4. Grant to Participant's RRSP or RRIF

Upon written notice from the Participant, any Option that might otherwise be granted to that Participant~~,~~ will be granted, in whole or in part, to an RRSP or an RRIF established by and for the sole benefit of the Participant. The determination of whether and the extent to which a Participant is entitled by applicable tax law to contribute Options to the Participant's RRSP or RRIF shall be the responsibility of the Participant.

2.5. Termination, Retirement, Death or Departure

(b) ~~(a)~~ ~~If~~Subject to subsection (c), if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant, the Participant's Permitted Assigns, or the Participant's RRSP or RRIF will cease to be exercisable 90 days after the Termination Date. If any portion of an Option has not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant, the Participant's Permitted Assigns or the Participant's RRSP or RRIF. ~~Subject to subsection (c), this~~This subsection (a) will apply regardless ~~of whether the Participant was dismissed with cause (as defined in such Participant's employment or consulting agreement, as applicable) and regardless of~~ whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest in the Participant, the Participant's Permitted Assigns or the Participant's RRSP or RRIF.

(c) ~~(b)~~ If a Participant dies, the legal representatives of the Participant may exercise the Participant's Options, the Participant's Permitted Assign's Options and the participant's RRSP Options or RRIF Options within 120 days after the date of the participant's death but only to the extent the Options were by their terms exercisable on the date of death.

(d) ~~(c)~~ In the event that a Participant's employment, consultancy or directorship, as applicable, is terminated by the Corporation for cause (as defined in such Participant's employment or consulting agreement, as applicable), such Participant's Options and its Permitted Assign's Options, whether vested or otherwise, shall immediately terminate. Notwithstanding the foregoing or anything to the contrary herein, the Board shall have discretion to permit such Participant and its Permitted Assigns to exercise the vested portion of such Participant's Options (as of the termination date). The Board shall have a period of 30 days to exercise its discretion to permit the exercise of such Participant's Options and in the event of such exercise of discretion, the Options shall be deemed not to have been terminated as of the termination date of the Participant's employment, consultancy or directorship, as applicable.

2.6. Option Agreements

Each Option must be confirmed, and will be governed, by an agreement (an "Option Agreement") in the form of Schedule "A" (as the same may be amended from time to time by the Regulations) signed by the Corporation and the Participant or an RRSP or an RRIF of which that person is an annuitant.

2.7. Payment of Option Price

Subject to section ~~2.9~~2.8, the exercise price of each Share purchased under an Option must be paid in full by bank draft or certified cheque at the time of exercise, and upon receipt of payment in full, but subject to the terms of this Plan, the number of Shares in respect of which the Option is exercised will be duly issued as fully paid and non-assessable.

~~**2.8. Amendment of Option Terms**~~

~~With the consent of any applicable regulatory authorities (as required) and the Participant affected thereby, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended, including without limitation, to change the date or dates as of which, or the price at which, an Option becomes exercisable.~~

2.8. ~~2.9.~~ Cashless Exercise

If the Shares are listed and posted for trading on a stock exchange or market, a Participant may elect "cashless" exercise in a notice of exercise if the Shares issuable on exercise are to be immediately sold. In such case, the Participant will not be required to deliver to the Corporation the certified cheque or bank draft referred to in section 2.7. Instead the following procedure will be followed, as detailed in a Cashless Exercise Instruction Form to be provided by the Corporation and completed by the Participant:

(a) the Participant will instruct a broker selected by the Participant to sell through the exchange or market on which the Shares are listed or quoted the Shares issuable on exercise of an Option, as soon as possible and the then applicable bid price of the Shares;

(b) on the settlement date for the trade, the Corporation will direct its registrar and transfer agent to issue a certificate in the name of the broker (or as the broker may otherwise direct) for the number of Shares issued on exercise of the Option, against payment by the broker to the Corporation of the exercise price for such Shares; and

(c) the broker will deliver to the Participant the remaining proceeds of sale, net of the brokerage commission.

~~2.10.~~2.9. Withholding

If the Corporation in its discretion determines that the satisfaction of taxes, including withholding tax, or other withholding liabilities is necessary or desirable in respect of the exercise of any Option, the exercise of the Option is not effective unless such taxes have been paid or withholdings made to the satisfaction of the Corporation. At its discretion, the Corporation may require a Participant to pay to the Corporation, in addition to the exercise price for the number of Shares in respect of which the Option is exercised, any amount as the Corporation is obliged to remit to the relevant taxing authority in respect to the exercise of the Option. Any such additional payment is due no later than the date on which any amount with respect to the Option exercised is required to be included in the gross income of the Participant for tax purposes. If the Corporation does not withhold any amount from the exercise of the Option sufficient to satisfy the withholding obligation of the Corporation, such Participant agrees it will make reimbursement on demand, in cash, for the amount withheld.

ARTICLE 3.
GENERAL

3.1. Right to Exercise Options in connection with a Proposed Transaction

(a) If there is a Take-over Bid or Issuer Bid (other than a "Normal Course" Issuer Bid) made for all or any of the issued and outstanding Shares, then the Board of Directors may, in its sole discretion, by resolution permit any or all unvested Options of any or all Participants outstanding under the Plan to become immediately exercisable (subject to any limitations the Board of Directors may impose) in order to permit Shares issuable under such Options to be tendered to such bid.

(b) There shall be no automatic vesting of unvested Options in the event of a Change of Control (as defined below) unless otherwise agreed in an employment or consulting agreement; however, the Board of Directors may, in its sole discretion, by resolution permit any or all unvested Options of any or all Participants outstanding under the Plan to become immediately exercisable (subject to any limitations the Board of Directors may impose) in the event of a Change of Control. For the purposes of this provision, a "Change of Control" will be deemed to have occurred when:

(i) a person (which includes a partnership or corporation) acting alone or jointly or in concert with others, acquires beneficial ownership of voting securities of the Corporation which, together with voting securities of the Corporation already owned by such person or persons, constitutes in the aggregate 50% or more of the outstanding voting securities of the Corporation (for greater certainty, an initial public offering of the Corporation's Shares will not constitute a Change of Control). A person who is principally engaged in the business of managing investment funds for

unaffiliated securities investors and, as a part of such person's duties for fully managed accounts, holds or exercises voting power over voting securities of the Corporation, will not, solely by reason thereof, be considered to be a beneficial owner of such voting securities;

(ii) the Corporation agrees to amalgamate, consolidate or merge with another body corporate;

(iii) any resolution is passed or any action or proceeding is taken with respect to the liquidation, dissolution or winding up of the Corporation; or

(iv) the Corporation decides to sell, lease, or otherwise dispose of all, or substantially all, of its assets,

All unvested Options held by an Eligible Person shall vest immediately in the event that such Eligible Participant's employment or consultancy is terminated at any time prior to the expiry date of such Options by virtue of, or in connection with, a Change of Control, except in the case of termination for cause of such Eligible Participant's employment or consultancy (in which case such Options shall not vest).

3.2. Prohibition on Transfer of Options

Options are personal to each Eligible Person and its Permitted Assigns. No Eligible Person may deal with any Options or any interest in them or Transfer any Options now or hereafter held by the Eligible Person except in accordance with the Plan. A purported Transfer of any Options in violation of the Plan will not be valid and the Corporation shall not issue any Share upon the attempted exercise of improperly Transferred Options.

3.3. Prohibition on Transfer of Shares

No Participant will, upon exercise of an Option, deal with any Share or any interest in it or Transfer any Share now or hereafter held by the Participant, the Participant's Permitted Assigns or the Participant's RRSP or RRIF except in accordance with the Articles of the Corporation.

3.4. Capital Adjustments

If there is any change in the outstanding Shares by reason of a stock dividend or split, recapitalization, consolidation, combination or exchange of shares, or other fundamental corporate change, the Board will make~~, subject to any prior approval required of relevant stock exchanges or other applicable regulatory authorities, if any,~~ an appropriate substitution or adjustment in (i) the exercise price of any unexercised Options under the Plan; (ii) the number or kind of shares or other securities reserved for issuance pursuant to this Plan; and (iii) the purchase price of those shares subject to unexercised Options theretofore granted under the Plan, and in the exercise price of those unexercised Options; provided, however, that no substitution or adjustment will obligate the Corporation to issue or sell fractional shares. In the event of the reorganization of the Corporation or the amalgamation or consolidation of the Corporation with another corporation, the Board may make such provision for the protection of the rights of Eligible Persons, Participants and their RRSPs or their RRIFs as the Board in its discretion deems appropriate. The determination of the Board, as to any adjustment or as to there being no need for adjustment, will be final and binding on all parties.

3.5. Non-Exclusivity

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Eligible Person or Participant, subject to any required regulatory or shareholder approval.

3.6. Amendment and Termination

(a) The Board shall have the power and authority, without notice or shareholder approval, at any time and from time to time, to suspend or terminate the Plan or any Option Agreement and to establish the rules and regulations relating to the Plan and to make all determinations necessary or advisable for

administration of the Plan. Without limiting the foregoing, the Board shall have the authority to amend the Plan as follows without seeking shareholder approval:

(i) other than for Options held by Insiders, a reduction in the Share Option Price with respect to any Option other than where such reduction would result in the Share Option Price being lower than the price determined for such Option pursuant to section 2.3 hereof at the time such Option was granted;

(ii) an increase of the limits on the total number of Shares reserved for issuance under the Plan to any one Eligible Person and to an RRSP or an RRIF of which that Eligible Person is an annuitant under section 2.1;

(iii) an extension of the term of Options beyond the Expiry Date, other than for Options held by Insiders;

(iv) an expansion of the scope of persons eligible to participate in the Plan;

(v) an amendment to the transferability or assignability of an Option including for estate settlement purposes;

(vi) the addition of awards, other than Options, to be made under the Plan;

(vii) changing the terms of an Option including, without limitation, any vesting provisions (other than certain terms for Options held by Insiders, as set out in section 3.6(c) below);

(viii) as may be necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

(ix) to correct or rectify any ambiguity, defective provision, error or omission in the Plan or an Option Agreement;

(x) to change the provisions relating to the administration of the Plan;

(xi) to make capital adjustments to the Share Option Price as provided in section 3.4. hereof; and

(xii) to make any other amendment to the Plan or Option Agreement that does not require Shareholder approval by virtue of the provisions of the Plan, applicable laws or relevant regulatory or stock exchange requirements.

(b) ~~(a) The Board may amend, suspend or terminate this Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory or shareholder approval. Subject to section 3.1, no~~No such amendment, suspension or termination ~~will alter or impair any Options under the Plan, or any rights pursuant thereto, granted previously to any Participant or the Participant's RRSP or RRIF without the consent of that Participant~~of the Plan or any Option Agreement as set out in subsection 3.6(a) above shall be made to the extent that such action would adversely affect the existing rights of any Optionee under any Option Agreement, without the consent of the Optionee.

(c) Any amendment of the Plan or any Option Agreement in respect of the following shall become effective only upon shareholder approval thereof, such approval to be obtained in accordance with applicable regulatory requirements:

(i) an increase in the maximum number of Shares issuable under the Plan;

(ii) a reduction in the Share Option Price with respect to any Option held by an Insider (other than as may result from general anti-dilution provisions pursuant to section 3.4) or the cancellation of Options held by an Insider for the purpose of reissuing them to the Insider Optionee at a lower Share Option Price; and

(iii) the extension of the expiry date of Options held by an Insider, other than in accordance with section 2.2(a) hereof.

(d) ~~(b)~~ If this Plan is terminated pursuant to section 3.6(a) hereof or otherwise, the provisions of this Plan and any administrative guidelines, and other rules and Regulations adopted by the Board and in force at the time of this Plan, will continue in effect as long as any Options under the Plan or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or the Options it would be entitled to make if the Plan were still in effect.

(e) Where shareholder approval of an amendment is required pursuant to section 3.6(c) above, such shareholder approval may be given by way of confirmation at the next meeting of shareholders after the amendment is made, provided that no Options may be exercised pursuant to the amended terms prior thereto.

3.7. Compliance with Legislation

(a) The Board may postpone or adjust any exercise of any Option or the issue of any Shares pursuant to this Plan as the Board in its discretion may deem necessary in order to permit the Corporation to effect or maintain registration of this Plan or the Shares issuable pursuant thereto under the securities laws of any applicable jurisdiction, or to determine that the Shares and this Plan are exempt from such registration. The Corporation is not obligated by any provision of this Plan or any grant hereunder to sell or issue Shares in violation of any applicable law. In addition, if the Shares are listed on a stock exchange, the Corporation will have no obligation to issue any Shares pursuant to this Plan unless the Shares have been duly listed, upon official notice of issuance, on a stock exchange on which the Shares are listed for trading.

(b) Without limiting the generality of Section 3.7(a), with regard to Participants who are residents of the United States, the Board may administer this Plan in accordance with Rule 701 or Rule 506 of Regulation D under the U.S. Securities Act or otherwise in accordance with the advice of counsel, and in accordance with applicable state securities laws. Each certificate representing Shares acquired in accordance with this Section 3.7(b) shall bear one or more legends making appropriate reference to the restrictions imposed under applicable securities laws with regard to such Shares.

3.8. Effective Date

This Plan will become effective immediately upon approval of ~~Board~~the Board, subject to any required regulatory and shareholder approval.

3.9 Prior Plan

The Plan shall entirely replace and supersede prior share options plans, if any, enacted by the Board of Directors of the Corporation.

3.10 Record Keeping

The Corporation shall maintain a register in which shall be recorded:

(a) the name and address of each Participant in the Plan; and

(b) the number of Options granted to a Participant and the number of Options outstanding.

AMENDED AND RESTATED SHARE OPTION PLAN

REGULATIONS

1. In these Regulations, words defined in this Plan and not otherwise defined herein will have the same meaning as set forth in this Plan.

2. A Participant will cease to be an Eligible Person on the earliest to occur of:

   (a) the date of the Participant's termination, retirement or cessation of employment with or engagement by the Corporation or any of its related entities;

   (b) the date of the Participant's death; and

   (c) the date on which the Participant otherwise fails to meet the criteria set forth under the definition of an Eligible Person.

3. If the legal representative of a Participant who has died exercises the Option of the Participant or the Participant's RRSP or RRIF in accordance with the terms of the Plan, the Corporation will have no obligation to issue the Shares until evidence satisfactory to the Corporation has been provided by the legal representative that the legal representative is entitled to purchase the Shares under this Plan.

4. Share certificates representing the number of Shares in respect of which the Option has been exercised will be issued only upon payment in full of the relevant exercise price. These share certificates will be held for safekeeping by the Secretary of the Corporation, unless the Participant directs the Secretary otherwise.

SCHEDULE A

PERSONAL AND CONFIDENTIAL

• , 200•

«Name and Address of Optionee»

Dear **«First Name»**,

The stock option plan (the "Option Plan") of JumpTV~~.com~~ Inc. (the "Corporation") permits the board of directors (the "Board") of the Corporation to grant options to officers, employees and certain others whose contributions to the Corporation are significant. In recognition of your future and continuing contribution to the Corporation and in order to permit you to share in enhanced values that you will help to create, the Board is pleased to grant you, as of **«Date of Issue»** options (the "Options") to purchase ~~Class A~~common shares (the "Shares") of the Corporation. This option agreement (the "Option Agreement") is granted on the basis set out in this letter, and is subject to the Option Plan. This Option Agreement and the Option Plan are referred to collectively as the "Option Documents". All capitalized terms not otherwise defined are to bear the meaning attributed to them in the Option Plan, a copy of which is attached hereto as Schedule "A".

The total number of Shares that you may purchase pursuant to this Option Agreement is: **«Amount»**

The price you must pay for each Share to be acquired on the exercise of the Options is: **«Price»**

Your Options will vest and are exercisable in the following manner:

Vesting Date	Percentage of Options Exercisable On or After Vesting Date	Expiry Date
•	•	•

Subject to earlier expiration in accordance with the Option Documents, your rights to purchase Shares pursuant to this option will expire at 5:00 p.m. on **«Expiry Date»** (unless such expiration falls within a Blackout Period, in which case the your rights to purchase Shares will expire on the Blackout Expiry Date).

The Options may be exercised in whole or in part in respect of vested Options at any time prior to expiry of the relevant Options. The Options may not be exercised in amounts less than 100 Shares in the case of any one exercise unless that exercise would entirely exhaust the Options.

You may exercise your vested Options at any time before the Expiry Date, or the Blackout Expiry Date, as the case may be, by delivering to the Corporation a completed exercise notice (similar to the attached Schedule "B") together with cash or a certified cheque payable to "JumpTV~~.com~~ Inc." in the amount of the total ~~exercise price~~Share Option Price of the number of Shares being purchased. No fractional Shares will be issued upon exercise of Options, and the Corporation will satisfy such fractional interest by paying a cash adjustment in an amount equal to the same fraction of the exercise price.

All decisions made by the board of directors with regard to any questions arising in connection with the Option Documents, whether of interpretation or otherwise, will be binding and conclusive on all parties.

This Option Agreement is personal and may not be sold, pledged, transferred or encumbered in any way. There are restrictions on the transfer of Shares issued to you pursuant to the Option Plan. As well, restrictions apply in connection with cessation of engagement. Complete details of these restrictions are set out in the Option Plan.

This Option Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

Please acknowledge your acceptance of this Option Agreement by signing where indicated below on the enclosed copy of this letter and returning the signed copy to the Corporation, attention Human Resources. By signing and delivering this copy, you are agreeing to be bound by all terms of the Option Documents.

Yours truly,

JumpTV~~.com~~ Inc.

Per:

____
Authorized Signing Officer

I have read and agree to be bound by this letter.

Signature: ____________________________

Date: ____________________________

Witness: ____________________________

Witness Name: ____________________________
(Printed)

SCHEDULE B

OPTION EXERCISE NOTICE

To: JumpTV~~.com~~ Inc. (the "Corporation")

The undersigned hereby irrevocably elects to exercise Options for the number of ~~Class A~~common shares in the capital of the Corporation as set forth below:

(a)	number of ~~Class A~~common shares to be acquired:	____________
(b)	Option exercise price per ~~Class A~~common share:	$ ____________
(c)	total purchase price [(a) **times** (b)]:	$ ____________

and hereby tenders to the Corporation cash / a certified cheque *(circle one)* for the total purchase price for the ~~Class A Shares~~common shares, and directs the Corporation to register the ~~Class A~~common shares, and issue a certificate therefor, as set forth below:

____

(Name of Registered Holder — please print)

____

(Address of Registered Holder — please print)

____

DATED this ____ day of ________________, ________.

WITNESS:

____

(Signature of Witness)

____

(Signature of Option Holder)

____

(Name of Option Holder — please print)

JUMPTV INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders of JumpTV Inc. (the "Company") will be held at the Rosewater Room, 19 Toronto St., Toronto, Ontario, M5C 2R1, on Tuesday, May 15, 2007, at 11:30 a.m. (the "Meeting"), for the following purposes:

1. **TO RECEIVE** the annual financial statements of the Company for the fiscal year ended December 31, 2006, together with the auditors' report thereon;
2. **TO ELECT** the directors of the Company;
3. **TO APPOINT** the auditors of the Company and to authorize the Board of Directors to fix the remuneration of the auditors;
4. **TO CONSIDER** and, if thought appropriate, approve by ordinary resolution amendments to the Company's incentive stock option plan (the "Option Plan") to (i) specify the types of amendments to the provisions of the Option Plan and any options granted thereunder that will require shareholder approval; (ii) permit any option granted under the Option Plan that is scheduled to expire or terminate during, or within 10 business days following, a trading black-out period to be exercised within 10 business days following such trading black-out period; (iii) to specify the basis for the issuance and exercise of options granted under the Option Plan to or by United States residents in compliance with applicable U.S. securities laws; and (iv) to clarify certain provisions regarding termination of eligibility; and
5. **TO TRANSACT** such further and other business as may properly come before the Meeting or any adjournment thereof.

Details of the foregoing matters are contained in the accompanying management information circular of the Company.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his or her executed form of proxy with the Company's transfer agent and registrar, Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, on or before 5:00 p.m. (Eastern Time) on May 11, 2007 or at least 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment or postponement of the Meeting at which the proxy is to be used or by delivering it to the Chair of the Meeting before the time of voting on the day of the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation of shareholders as possible may be available for the Meeting.

DATED at Toronto, Ontario, this 4th day of April, 2007.

BY ORDER OF THE BOARD

/s/ G. SCOTT PATERSON

G. Scott Paterson
Chairman and Chief Executive Officer

Computershare

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

SEDAR PROFILE # 23898

March 9, 2007

To: All Canadian Securities regulatory authorities

Subject: JumpTV Inc.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Annual and Special Meeting
2.	Security Description of Voting Issue :	Common
3.	CUSIP Number :	48139P107
	ISIN :	CA48139P1071
4.	Record Date for Notice of Meeting :	April 4, 2007
	Record Date for Voting :	April 4, 2007
5.	Meeting Date :	May 15, 2007
6.	Meeting Location :	Toronto, ON

Sincerely,

Computershare Investor Services Inc.

Agent for **JumpTV Inc.**

JUMPTV INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual and Special Meeting to be held on May 15, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.** Fold

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, Eastern Time, on May 11, 2007.

09MA07038.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We being holder(s) of common shares of JumpTV Inc. hereby appoint: Sonia Keshwar, General Counsel, or failing this person, Kriss Bush, Chief Financial Officer

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of JumpTV Inc. to be held at the Rosewater Room, 19 Toronto St., Toronto, ON M5C 2R1 on May 15, 2007 at 11:30 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Management recommends that you vote **FOR** all of the nominees listed in the Information Circular.

Fold

	For	Withhold
Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

2. Appointment of Auditors

	For	Withhold
Management recommends that you vote **FOR** the reappointment of Ernst & Young as auditors of the Company and authorize the board of directors to fix the remuneration of the auditors	☐	☐

3. Special Resolution

	For	Against
Management recommends that shareholders vote **FOR** the amendment of the Option Plan.	☐	☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report, including Management's Discussion and Analysis, by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 2 5 2 3 8 AR1 J T V Q

JUMPTV INC.
(the "Corporation")

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
HELD ON TUESDAY, MAY 15, 2007

REPORT OF VOTING RESULTS
Pursuant to Section 11.3 of National Instrument 51-102

Matters Voted Upon

	Outcome of Vote	Votes For	Votes Withheld	Votes Against
1. **Election of Directors** The election of the following nominees as directors of the Corporation: Lorne Abony Mark Amin Jordan Banks Kaleil Isaza Tuzman Curt Marvis James McNamara G. Scott Paterson Gary Slaight	Carried	6,764,165	2,044,346	N/A
2. **Appointment of Auditor** The re-appointment of Ernst & Young LLP as the Auditor of the Corporation, and authorizing the directors to fix the Auditor's remuneration.	Carried	8,881,805	600	N/A
3. **Amendment of Stock Option Plan** Approval of an ordinary resolution to amend the stock option plan of the Corporation.	Carried	5,149,652	N/A	3,062,353

JUMPTV INC.

Per: *(signed) Sonia Keshwar*
Sonia D. Keshwar,
Corporate Secretary

JUMPTV INC.

ANNUAL INFORMATION FORM

MARCH 22, 2007

TABLE OF CONTENTS

1. INTRODUCTION 3

1.1 General Information 3
1.2 Information Incorporated by Reference 3
1.3 Forward-Looking Information 3
1.4 Third Party Information 4

2. CORPORATE STRUCTURE 4

2.1 Name, Address and Incorporation 4
2.2 Intercorporate Relationships 5

3. GENERAL DEVELOPMENT OF THE BUSINESS 6

3.1 Three Year History 6

4. THE BUSINESS OF THE CORPORATION 6

4.1 General 6

5. DIVIDEND RECORD AND POLICY 17

6. GENERAL DESCRIPTION OF CAPITAL STRUCTURE 17

7. MARKET FOR SECURITIES 18

7.1 Trading Price and Volume 18

8. DIRECTORS AND OFFICERS 19

8.1 Name, Occupation an Security Holding 19
8.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions 20

9. LEGAL PROCEEDINGS AND REGULATORY ACTIONS 20

10. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS 20

11. REGISTRAR AND TRANSFER AGENT 21

12. MATERIAL CONTRACTS 21

13. INTERESTS OF EXPERTS 21

14. AUDIT COMMITTEE INFORMATION 21

15. ADDITIONAL INFORMATION 23

1. INTRODUCTION

1.1 General Information

All information in this annual information form ("AIF") is as at December 31, 2006. Unless otherwise noted or the context otherwise indicates references in this AIF to "we", "our", "JumpTV" or the "Corporation" refer to JumpTV Inc. and include its subsidiaries.

For reporting purposes, JumpTV prepares consolidated financial statements in US dollars and in conformity with Canadian generally accepted accounting principles ("GAAP").

Unless otherwise indicated, all references to "$" or "dollars" in this AIF are expressed in Canadian dollars.

1.2 Information Incorporated by Reference

Certain of the information contained in this AIF may be found in other documents filed by the Corporation with Canadian securities regulators, which documents the Corporation makes available via SEDAR and which can be accessed at www.sedar.com. See also the section in this Annual Information Form entitled "Additional Information".

1.3 Forward-Looking Information

This AIF contains certain forward-looking statements. These statements relate to future events or future performance and reflect JumpTV's expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of JumpTV and its subsidiaries. In some cases, forward-looking statements can be identified by terminology such as "may", "would", "could", "will", "should", "expect", "expects", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "pursue", "continue", "seek" or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding JumpTV's objectives, plans and goals, including its future operating results, economic performance and subscriber recruitment efforts are or involve forward looking statements.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. In evaluating these statements, readers should specifically consider various factors, including the risks referred to under "Risk Factors", which may cause actual events, performance or results to differ materially from any forward-looking statement. Although the forward-looking statements contained in this AIF are based on what JumpTV considers to be reasonable assumptions based on information currently available to JumpTV, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and these assumptions may prove to be incorrect.

These forward-looking statements are made as of the date of this AIF and JumpTV does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances. Readers are cautioned not to place undue reliance on forward-looking statements.

1.4 Third Party Information

This AIF and the documents included by reference herein include market share information, industry data and forecasts regarding the world-wide ethnic television broadcasting market, or JumpTV's position therein as well as information in respect of JumpTV's "channel partners" (as defined below) and certain Internet service providers, Internet portals, mobile telephony operators and content re-distributors, which were obtained from independent industry publications and surveys, surveys that JumpTV commissioned and internal company surveys as more particularly described herein. In relation to these sources, such information has been accurately reproduced from the information published by the third parties referred to above and, as far as the directors are aware and are able to ascertain from the information provided by the providers of these sources, no facts have been omitted that would render such information inaccurate or misleading. References in this AIF to research reports, surveys or articles should not be construed as depicting the complete findings of the entire referenced report or article. The information in any such report, survey or article is not incorporated by reference into this AIF. The source of any such report, survey or article has been identified on the page in which it appears in this AIF.

Although the directors believe these sources to be reliable, JumpTV has not independently verified any of the data nor ascertained the underlying economic assumptions relied upon therein. Some data is also based on JumpTV's estimates, which are derived from its review of internal surveys, as well as independent sources. JumpTV cannot and does not provide any assurance as to the accuracy or completeness of included information. Market forecasts, in particular, are likely to be inaccurate, especially over long periods of time.

2. CORPORATE STRUCTURE

2.1 Name, Address and Incorporation

JumpTV Inc. ("JumpTV" or the "Corporation") was incorporated in Canada under the *Canada Business Corporations Act* (the "CBCA") on January 14, 2000, as amended by Articles of Amendment dated February 22, 2000, July 11, 2005, September 7, 2005, October 11, 2005, May 26, 2006, June 20, 2006 and July 20, 2006 and Articles of Arrangement dated July 7, 2006. On March 8, 2007, the Company changed its registered office and principal place of business from 161 Bay Street, P.O. Box 214, Suite 3840, Toronto, Ontario, Canada M5J 2S1 to 463 King Street West, 3rd Floor, Toronto, Ontario, Canada M5V 1K4. The Company's website may be accessed at www.jumptv.com. Information contained on the Corporation's website or any of its subsidiaries' or strategic partners' websites is not part of this AIF and is not incorporated herein by reference and may not be relied upon by prospective purchasers for the purposes of determining whether to invest in JumpTV.

2.2 Intercorporate Relationships

As at February 10, 2007, JumpTV has the following subsidiaries, all of which are wholly owned (directly or indirectly):

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest and Voting Power	Registered Office	Field of Activity
JumpTV Limited ("JT Ltd.")	United Kingdom	100%	One London Wall, London, EC2Y 5EB	JumpTV conducts certain aspects of its international operations through JT Ltd.
JumpTV International FZ LLC ("JTVI")	United Arab Emirates	100%	Building No. 9, Suite 107, Dubai Media City, Dubai, United Arab Emirates	JumpTV conducts a significant portion of its international operations through JTVI
JumpTV USA Inc. ("JTUSA")	United States	100%	c/o Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware, 19801 USA	JumpTV intends to conduct certain aspects of its international operations through JTUSA
Sports International Group LLC ("Sportsya")	United States	100%(1)	701 Brickell Avenue, Suite 2550 Miami, Florida 33131	Sportsya is directly owned by JTVI, and is the holding company of Deportes Ya
Deportes Ya S.A. ("Deportes Ya")	Argentina	97%(2)	Av. Rivadavia 2358 3 piso, oficina 4 Ciudad de Buenos Aires	Sportsya conducts certain aspects of its operations through Deportes Ya

Notes:

(1) Indirectly held through JTVI.

(2) Indirectly held through Sportsya. The remaining 3% of voting securities are held by Kaleil Isaza Tuzman, the current President and Chief Operating Officer of JumpTV, in accordance with Argentinean corporate law and in trust for Sportsya pursuant to a nominee agreement between Mr. Isaza Tuzman and Sportsya.

JumpTV has also acquired the Internet rebroadcasting rights to certain of its Colombian channels through a related entity, KIT Capital Ltda. (formerly, JumpTV Colombia Ltda.) ("JTV Colombia"), a Colombian corporation which JumpTV's President and COO and the then Vice-President of Sales, Latin America and the Caribbean incorporated upon request of the Corporation as a means to facilitate doing business locally on behalf of the Corporation. Such individuals have undertaken to transfer, at a time elected by JumpTV, the shares that they hold in JTV Colombia to JumpTV or such other person as it may direct. JTV Colombia by-laws prohibit it from doing any other business other than facilitating the business of the Corporation under a set of guidelines. There is a service agreement between JumpTV and JTV Colombia that sets out the rights and obligations of each party in respect of the rights under the channel partner agreement. The service agreement provides that all rights, benefits and income pertaining to JTV Colombia's operations and the applicable channel partner agreements are assigned to JumpTV, and that JumpTV in turn takes full responsibility for the costs and obligations associated with having a local presence in Colombia, and with the fulfillment of these channel partner agreements. The service agreement maintains that JTV will pay for all pre-approved costs associated with the operations of JTV Colombia and all amounts are paid at what would be considered to be fair market value. There are four Colombian channel partner agreements that have been executed by JTV Colombia.

3. GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Three Year History

A description of the Company's history and strategy over the last three years is incorporated by reference herein from the subheading "History and Strategy" on pages 14 through 17, inclusive, of the Company's (final) long form prospectus dated August 1, 2006 (the "Prospectus") and from under the heading "Recent Developments" on pages 6 through 9, inclusive, and "Other Recent Developments" on pages 10 through 12, inclusive, in the Company's (final) short form prospectus dated February 19, 2007 (the "Short Form Prospectus").

4. THE BUSINESS OF THE CORPORATION

4.1 General

JumpTV operates at the intersection of two growth sectors of the media industry: (1) IPTV (Internet Protocol Television), and (2) ethnic media services.

JumpTV is the world's leading subscription-based broadcaster of ethnic television over the Internet as measured by number of channels. JumpTV considers ethnic television to be television that is directed at a specific diaspora community as determined by a shared nationality, language or culture, generally excluding communities for which English is the primary language.

As at December 31, 2006, the Company has entered into license agreements with television broadcasters (referred to as "channel partners") representing more than 254 channels from over 70 countries which give JumpTV rights, generally on an exclusive world-wide basis, to broadcast each channel partner's live linear television feed over the Internet in return for a share of the Company's revenue from subscriptions to, and advertising by JumpTV on, its related channels. As of December 31, 2006, 202 channels were available for subscription through the Company's website. Additional channels are being commercially launched on the Company's website on an ongoing basis. JumpTV's objective is to significantly grow the number of channels offered by the Company in 2007.

JumpTV makes its channel partners' live linear feeds available, generally on a monthly subscription basis, through single-channel offerings ("a la carte" monthly pricing ranging from U.S.$5.95 to U.S.$9.95) and, increasingly, multi-channel packages ("bundled" monthly pricing ranging from U.S.$10.95 to U.S.$38.00). In addition, JumpTV is in the process of introducing longer term (multiple months) subscriptions for its subscribers, where a la carte prices are expected to range in price from U.S.$24.94 to U.S.$64.95 for three-month subscriptions. The Company's subscriptions and products are priced in US dollars, generally on a monthly basis in advance, principally using credit cards. In the future, the Company plans to offer its subscribers the ability to pay in multiple currencies.

As of December 31, 2006, JumpTV had approximately 24,500 subscribers (based on the number of credit cards used to make purchases) that have purchased approximately 28,000 channels and bundled subscriptions.

For the year ending December 31, 2006, JumpTV had subscribers in over 90 countries with approximately 53% of its subscribers residing in the United States, 23% of its subscribers residing in Western Europe and 10% residing in Canada. JumpTV plans to increase its marketing efforts in 2007, which will be focused principally on North America and Western Europe. The bulk of the Company's subscriber acquisition efforts to date have targeted Internet search engine marketing and optimization and the Company expects that focus to continue.

JumpTV believes the primary subscriber candidates for JumpTV channel offerings are ethnic expatriates and immigrants seeking to stay in touch with content from their countries of origin, including sports, news and general entertainment programming. Ethnic television channels available on cable and satellite platforms outside the home countries of such channels have proven to command premium pricing given the relative inaccessibility of such content through other distribution platforms.

Under the Company's channel partner agreements, JumpTV has licensed the rights to stream, predominantly on an exclusive world-wide basis and generally for a four-year term, the channel partners' live linear television feeds using Internet protocol ("IP"). Generally, the Company's channel partner agreements provide for the repurposing (i.e. using or converting the live streams or other content into other formats) and offering the channel partners' content for viewing on a video on demand, personal video recording and pay per view basis at variable pricing.

To complement its marketing and distribution efforts, JumpTV has developed and continues to execute on its strategy of partnering with leading Internet service providers and major Internet portals as well as mobile telephony providers and niche re-distributors such as real estate owners, hotels, and airlines to name a few. The benefit of these partnerships for the Company is twofold: (i) through their entrenched and far reaching brands, they provide a wide marketing breadth through which large numbers of potential customers are exposed to JumpTV's products and services; and (ii) distribution efficiencies whereby the partner can deliver JumpTV's content to partner's existing user base using their existing delivery networks and infrastructure and thus eliminating the need for JumpTV to incur said delivery costs.

It is JumpTV's policy to be globally intellectual property rights compliant. As part of the channel partner agreements, the Company's channel partners are contractually required to advise the Company when content for which they do not hold the international distribution rights is scheduled to be aired and delivered to JumpTV as part of the channel partner agreement to enable JumpTV to substitute compliant content in the place of content that is not Digital Rights Management ("DRM") compliant. JumpTV relies significantly on its channel partners to ensure that the content broadcast by the Company does not infringe on the intellectual property rights of others.

To complement the Company's core product offering, JumpTV is pursuing a content acquisition strategy, which, if successful, will permit JumpTV to offer its subscribers radio streams, as well as sports, music, movies, animation and other television programming relevant to their particular language, country and culture acquired directly from the producers of this programming.

In addition to its subscription strategy, in 2007 the Company may test an advertising supported model on a selective regional basis. JumpTV believes that it is well positioned to capitalize on this advertising opportunity given the ability to identify, through Internet Protocol, detailed individual viewership patterns, demographic profiles and geographic locations. JumpTV will continue to assess the merits of an advertising supported revenue model under which channels would be made available free to viewers on a selective regional basis.

JumpTV has developed an IP-based delivery infrastructure to stream the live linear feeds of the Company's channel partners to subscribers around the world (the "JumpTV Delivery Infrastructure"). The JumpTV Delivery Infrastructure combines both proprietary and third party elements that we believe are optimal for the broadcasting of IP-based television signals to a global audience. The JumpTV Delivery Infrastructure consists of a network of primarily outsourced satellite downlink facilities, third party broadband providers and owned and outsourced distribution servers across North America, Europe, the Middle East, Latin America, Asia and Africa. The Company anticipates continuing to invest significantly in the Company's delivery infrastructure as the Company continues to grow.

To complement its core business and related organic growth, the Company intends to expand its business model through a global acquisition strategy. As such, JumpTV intends to continue its strategy of acquiring businesses that are complementary to the Company's current operations and its strategic direction. There can be no guarantees however, that the Company will be successful in acquiring any such businesses or that any such acquisitions will add value to the Company and its shareholders over time. See "Risk Factors".

JumpTV has offices located in Toronto, Dubai, London, New York, and Bogota and representative offices in Bangkok, Amman, Singapore, Kampala and Sao Paolo.

The Market

Overview

JumpTV operates at the intersection of two growth sectors of the media industry: (1) IPTV and (2) ethnic media services. The IPTV market sector is generally understood to comprise broadcasting through open IP networks that use the public Internet and closed IP networks generally operated by fixed line telecommunications carriers and mobile telephony providers, access to which is limited to the relevant network coverage footprint. JumpTV considers that the ethnic media services market comprises media service offerings to specific diaspora communities as determined by shared nationality, language or culture, generally excluding communities for which English is the primary language.

The IPTV Market Sector

Overview

According to IDC, the IPTV market in the US, Western Europe and the Asia Pacific will grow to service approximately 35 million subscribers in aggregate by 2009.

JumpTV believes that IPTV will increasingly become a viable alternative to traditional video broadcasting through free-to-air terrestrial, cable and satellite television as a result of increasing broadband delivery speeds and technological advancements in compression technology, personal computer processing power, storage capacity and streaming quality. In addition, we believe that IPTV provides for interactive end-user features (such as online commerce, voting, chatting and blogging) that are generally not available through traditional video broadcasting.

IPTV versus Traditional Distribution – Capacity Advantages

Currently, multi-channel video broadcasting is serviced primarily by free-to-air terrestrial, cable and satellite television providers and is characterized by continuous delivery of every single channel offered by service providers to each of their subscribers who can choose specific channels to view via a tuner or set-top-box. As a result, free-to-air terrestrial, cable and satellite television providers are bandwidth constrained and their ability to offer incremental channels is therefore limited.

By contrast, IP-based video broadcasting can avoid the type of capacity constraints experienced by traditional video broadcasters because only the actual IP channel being viewed by a user is streamed to that user. As a result, an equivalent amount of bandwidth can concurrently serve a larger number of users.

IPTV versus Traditional Distribution – Advertising Advantages

Traditional video broadcasters to mass market audiences mostly rely on diary entries made by small samplings of viewers in order to estimate viewership habits and trends across the market overall. This methodology currently provides limited scope to target advertising to specific individuals. By contrast, it is possible with IP-based broadcasting to identify demographic information (by viewership habits and content viewed) and geographic information (by a viewer's IP address).

To exploit this opportunity in the future, JumpTV has generally secured the right in its channel partner agreements to substitute different advertising content for domestic advertisements in a channel partner's live linear feed. JumpTV's Product and Technology Road Map envisages the introduction of this capability. See "The Business — Product and Technology Road Map" on page 31 of the Prospectus.

Jupiter Research expects the Internet sector to be the fastest growing advertising sector in the US over the next five years.

JumpTV currently generates revenue from subscriptions to its television services, while Internet-based video offerings for some other providers are free of charge and are supported by advertising revenue. JumpTV is assessing the merits of an advertising supported revenue model under which channels would be made available free to certain subscribers on a selective regional basis.

Open IP Networks

As mentioned above, the IPTV market comprises both open and closed networks broadcasting video content using Internet Protocol. JumpTV currently broadcasts through open IP networks by transmitting the channel partners' live feeds through the JumpTV Delivery Infrastructure directly to subscribers.

The Internet is characterized by a global network of "Tier 1" internet backbone providers who share and transfer packets of information, including compressed video files, globally through Internet Protocol. Video providers that stream their content through open IP networks do so by (i) compressing their video into small packet sized file formats such as Windows Media Format (from Microsoft), QuickTime (from Apple), Real Media (from Real Player) or Flash Media (from Adobe), (ii) purchasing the necessary bandwidth from Internet service providers or third-party content delivery networks, and (iii) employing the public Internet as a conduit between the content provider's streaming servers and the individual viewers of the video content.

As a result, content streamed via open IP networks is available globally. By contrast, traditional video broadcasters such as cable and satellite television providers are confined by their defined region of broadcast license and network coverage footprint.

The potential viability and consumer acceptance of open IP networks has been and continues to be demonstrated by various Internet-based offerings, including:

- **MLB.com**

  MLB.com provides live streaming of Major League Baseball games on a subscription basis whereby subscribers can view the live streams of games involving teams that are affiliated with cities outside of the subscribers' IP-address. According to MLB.com, there are between 3.5 and 4.5 million visitors per day to www.mlb.com, and during a Major League Baseball season, MLB.com experiences more than 10 billion pageviews, and receives approximately 150 million unique visitors. According to third party sources, as of April 2006, MLB.com had over 800,000 subscribers to its service.

- **2006 NCAA Men's Basketball Tournament**

  According to comScore Media Metrix, approximately 16.4 million streams were delivered during the first weekend (four-day period, rounds one and two) of the National Collegiate Athletic Association Men's Basketball Tournament in March 2006. CBS Sportsline provided live linear streams of the CBS television network's regional coverage of the tournament through the brand "March Madness on Demand".

- **ABC.com**

  On April 10, 2006, Disney-ABC Television Group announced its intent to offer full-length episodes of four ABC primetime series online at www.abc.go.com as part of a two-month-long experiment. Current episodes of Lost, Desperate Housewives and Commander In Chief, as well as the entire current season of "Alias" are to be available for streaming during May and June, marking the first time a broadcast network has made multiple series available for viewing online, free of charge to consumers.

- **Yahoo! Telemundo**

  On May 10, 2006, Yahoo! Inc., NBC Universal Television Group and Telemundo announced their intent to combine their US Hispanic Internet properties to form a co-branded Internet business to be called Yahoo! Telemundo. This agreement marks the first time that a national Hispanic television network will partner with an established Hispanic online service to provide the best of both online and broadcast media content for users and advertiser and will create a richer online user experience, adding Telemundo's roster of original programming across sports, music, entertainment and other content to Yahoo! en espanol's award-winning online tools and services, including Yahoo! Search, Mail and Messenger.

Closed IP Networks

Closed IP networks refer generally to networks operated by fixed line telecommunications carriers and mobile telephony providers, the access to which is limited to the relevant network coverage foot print.

Together with other industry observers, we believe that various closed network IPTV service offerings will be launched around the world over the next 12 months. For fixed line telecommunications companies, IPTV may be seen as a central element of a provider's multi-product voice, high speed Internet and video offering (referred to in the industry as "triple-play") growth strategy as they strive to compete with the cable and satellite television providers. Similarly, mobile operators are offering mobile video services to complement their traditional voice products.

To support closed network IPTV offerings, JumpTV expects telecommunications companies to invest significantly in upgrading their data delivery infrastructures to deliver speeds capable of streaming high quality video.

In North America, major telecommunications companies are beginning to roll out closed network IPTV services with Verizon Communications, for example, gaining approval and launching its FiOS TV IPTV in select US markets. In Western Canada, Telus Corporation offers Telus TV, its closed network IPTV service which currently carries 28 ethnic television channels. Outside North America, closed network IPTV offerings are commercially available on a larger scale, including Telefonica S.A.'s Imagenio offering in Spain with over 200,000 subscribers and PCCW Limited's offering in Hong Kong with 550,000 subscribers.

We believe that broadcasting the Corporation's content through operators of closed IP networks represents an additional opportunity for the Corporation because operators of closed IP networks, having invested significantly in creating those networks, will have an appetite for content provided by JumpTV.

Convergence of Open and Closed IP Networks

We believe that the distinction between open and closed IP networks is beginning to blur. Today, consumers can connect their personal computers to their televisions through use of an s-video cable or wireless application enabling them to view streamed Internet content on their televisions. With the continued introduction of IP-enabled set-top-boxes and other hardware media processing solutions, as well as software platforms that facilitate the connection of the personal computer to the television, the boundary between open and closed IP-networks could break down over time and we believe that IP-based media could become ubiquitous across all IPTV platforms. For example, RCA manufactures its msntv2 set-top-box which enables consumers to view on their televisions video streamed through open IP networks such as JumpTV. The widespread adoption of television to Internet functionality would result in JumpTV's offering being interchangeable between the computer and the television.

To capitalize on this convergence, Microsoft has released the Windows Media Center, which is integrated into Microsoft's next generation Windows Vista operating system. The Windows Media Center is intended to facilitate the finding, playing, and managing of all digital entertainment on personal computers or televisions by using a mouse and keyboard or a remote control. As televisions and computer monitors continue to move towards widescreen and high-definition displays, Microsoft has announced that Windows Media Center in Windows Vista is optimized to provide subscribers with a more user-friendly experience when viewing photos, home movies, television and streaming video in their living rooms.

Broadband Internet Access

In order to maintain the delivery of a high-quality IP-based television broadcasting stream to the Corporation's subscribers, JumpTV relies to a large extent on its subscribers' capability to receive their Internet connections at high speeds through either cable modems, DSL modems or other broadband Internet connections. IDC estimates that there were approximately 178 million broadband Internet households world-wide at the end of 2005. IDC projects that the number of broadband Internet households will grow to approximately 319 million by 2009, representing an increase of 140 million households.

Ethnic Media Services Sector

JumpTV considers that the ethnic media services market comprises media service offerings to specific diaspora communities as determined by shared nationality, language or culture, generally excluding communities for which English is the primary language. Detailed information on the Corporation's primary subscriber candidate groups is not readily available. We believe more general information with respect to size and nature of particular ethnic populations is suggestive of the potential demand for the Corporation's services. The International Organization for Migration estimates that global migration has been increasing steadily over the past 15 years, with the world's foreign born population growing from 105 million in 1985 to 175 million in 2002. As of the beginning of 2000, one in 35 people was an international migrant.

Ethnic immigrant populations can be segmented between immigrants and those individuals that were born in their country of residence but nevertheless identify with a particular ethnic community. In addition to appealing to foreign-born populations, we believe that descendants of foreign-born citizens may also be interested in our services as a method of staying connected to their cultures.

One of JumpTV's key target markets is the ethnic population within the United States. US census data in 2000 indicates that foreign-born Hispanic, Arab, Asian and Sub-Saharan African immigrants, together with members of those ethnic groups that were born in the US but which identify with those groups, total more than 50 million people. We believe that the U.S. Census 2000 data under-reports the actual foreign born populations in the US and that these categories have grown significantly since 2000.

The Migration Policy Institute has conducted research that indicates that the total foreign-born ethnic population in JumpTV's other key target markets of Germany, France, Canada, the United Kingdom, Australia and Spain is approximately 30 million people. In these key markets, the foreign-born ethnic populations for which JumpTV currently offers two or more channels total approximately 9 million people.

We have conducted research and worked with the Migration Policy Institute to obtain information about ethnic populations in our key target markets.

Competition

JumpTV competes for subscribers with all providers of ethnic content, including, but not limited to: (i) Direct-To-Home ("DTH") satellite television providers; (ii) cable television providers; (iii) ethnic Internet video providers; (iv) free-to-air television broadcasters; (v) major Internet portals and other providers of video content over the Internet; (vi) non-video ethnic media; and (vii) new technologies and entrants. The Corporation competes with its competitors principally on the basis of number and quality of ethnic channels offered and on the quality of signals offered. Many of these competitors have substantially greater financial, marketing and other resources than JumpTV. The Corporation's earnings and operating results could be materially adversely affected if JumpTV is unable to compete successfully with these and other new providers of ethnic video content.

DTH Satellite Television Providers

DTH satellite television providers typically provide a diverse multi-channel video offering, including multiple ethnic channels from countries outside North America and Western Europe. DTH service can be received throughout the Corporation's target subscriber markets through small rooftop or wall-mounted outside antennas.

As of December 31, 2006, the two main players in the US DTH satellite television market were DIRECTV Inc. (approximately 16 million subscribers) and EchoStar Communications Corp., operator of the Dish Network DTH branded offering (approximately 13 million subscribers). DIRECTTV offers 91 ethnic channels and Dish Network offers 161 channels through their DTH platforms in the US. Another player in the US DTH market is GlobeCast World TV which offers 99 ethnic channels on its DTH platform.

Bell Canada Enterprises was the leading DTH service provider in Canada as at December 31, 2006, offering 22 ethnic channels on its Bell Expressvu DTH service to approximately 1.8 million subscribers.

As of December 31, 2006, British Sky Broadcasting led the UK market, offering 25 ethnic channels through its Sky DTH platform to approximately 8.4 million subscribers, and Canal Satellite (with approximately 3 million subscribers to its DTH platform with a limited ethnic channel offering), Premiere AG (with approximately 3.4 million subscribers to its DTH platform offering 20 ethnic channels) and Sogecable SA (with approximately 2 million subscribers to its Digital+ platform with a limited ethnic channel offering) were the leading DTH service providers in France, Germany and Spain, respectively.

There are also other more niche DTH satellite television providers that compete with JumpTV whose channel offerings are targeted to specific ethnic diasporas. An example is ConnecTV a service that offers a suite of Korean television channels to the U.S. market.

Typically, DTH satellite television platforms offer video on demand, pay per view, personal video recording and time zone shifting services. JumpTV is currently offering its own ethnic video on demand, pay per view, personal video recording and time zone shifting services.

Cable Television Companies

Cable television operators typically have a large, established customer base and many cable operators have significant investments in, and access to, programming. As at December 31, 2006, of the 111.1 million television households in the US, approximately 66 million were subscribers to cable television service as measured by Neilsen Media Service, a penetration rate of 59%. Cable television operators continue to leverage their advantages relative to JumpTV by, among other things, bundling their analog video service with expanded digital video services, two-way high speed Internet access and telephone services. Cable television operators are also able to provide service to multiple television sets within the same household at a lower incremental cost to the consumer.

Leading cable television operators in the US include (data as of dates outlined for each operator below):

- Comcast Corporation: As at December 31, 2006, approximately 24.2 million subscribers to basic cable (10.1 million of which are digital cable subscribers). As of February 2007, Comcast Corporation offers ethnic televisions channels across its cable television platform with 45 ethnic television channels being offered through its cable television service in San Francisco and 27 ethnic television channels being offered through its cable television service in Chicago, as examples;

- Time Warner Inc.: As at December 31, 2006, approximately 14.2 million subscribers to basic cable (5.4 million of which are digital cable subscribers). As of February 2007, Time Warner Inc. offers ethnic televisions channels across its cable television platform with 51 ethnic television channels being offered through its cable television service in New York, as an example; and

- Adelphia Communications: On July 31, 2006, Comcast and Time Warner purchased Aldephia's operations including its 5 million subscribers. Adelphia Communications offers ethnic televisions channels across its cable television platform with 33 ethnic television channels being offered through its cable television service in Miami, as an example.

Leading cable television operators in Canada include (data as of dates outlined for each operator below):

- Rogers Communications Inc.: As at September 30, 2006, approximately 2.3 million subscribers to basic cable. As of February 2007, Rogers Communications Inc. offers ethnic televisions channels across its cable television platform with 52 ethnic television channels being offered through its cable television service in Toronto, as an example; and

- Shaw Communications Inc.: As at December 31, 2006, approximately 2.2 million subscribers to basic cable. As of March 2007, Shaw Communications Inc. offers ethnic television channels across its cable television platform with nine ethnic television channels being offered its cable television service in Vancouver, as an example.

Leading cable television operators in JumpTV's key target markets in Europe include (data as of dates outlined for each operator below):

- Virgin Media (UK): As at December 31, 2006, approximately 3.3 million subscribers to basic cable. Virgin Media's ethnic channel offering includes 12 ethnic channels;

- UPC France: As at December 31, 2006, approximately 1.5 million subscribers to basic cable. Operating under the name UPC France, its channel offering includes 12 ethnic channels offered through its French cable television service; and

- Kabel-Service Berlin GmbH: As of February 1, 2007, operating under the name RKS, Kabel-Service Berlin GmbH's channel offering includes 39 ethnic channels offered through its German cable television service.

Typically, digital cable platforms currently offer video on demand, pay per view, personal video recording and time zone shifting services. JumpTV is currently offering its own ethnic video on demand, pay per view, personal video recording and time zone shifting services.

Ethnic Internet Video Providers

New providers of ethnic video content over the Internet are constantly emerging. Video content over the Internet is currently offered in various formats including live linear feeds, video on demand, pay per view and highlights and clips either on a subscription or free advertisement supported basis. We regard the following ethnic video content providers as examples of competitors to JumpTV:

Ethnic video on demand

- MediaZone: Offers sports, lifestyle, arts and general programs on a pay per view and video on demand basis as well as the live linear feeds of certain channels featuring ethnic general entertainment content from countries such as China, Trinidad and Tobago and Mongolia;

- Planeta: Offers programming primarily related to Latin music on a video on demand basis.

Ethnic live linear feeds

- Planetvu: Offers on a beta basis seven channels affiliated with the ZeeTV network, a network of television channels in India; and

- Greengrass TV: Offers user interface development of video on demand as well as live streaming on a pay-per-amount-of-time-viewed basis. Six live channels are available with a limited ethnic focus.

In addition, there are multiple operators of pirated video content who stream content for which they have not received consent form the legal and beneficial owners of such content. Furthermore, there are multiple front end providers which provide a menu of links to video content via websites or free-to-air broadcasts on the Internet. These pirates and front-end providers have varying menus of ethnic content and offer such content at varying degrees of streaming quality.

Moreover, certain broadcasters have an internal IP distribution strategy whereby they make their live linear feeds, as well as repurposed content, available through their own websites on a paid basis or free advertisement supported basis.

Free-to-Air Television Broadcasters

Free-to-air television broadcasters are typically broadcasters in their domestic market only. Their service, which includes ethnic television offerings, can be received throughout the Corporation's target subscriber markets through over-the-air antennas or as part of basic cable television services. One example of such a broadcaster is Univision which operates 27 Spanish-language television channels across the US.

Major Internet Portals and Other Providers of Video Content Over the Internet

Major Internet portals, including Yahoo!, Google, MSN and AOL, offer video content on both a paid and free advertising-supported basis. In addition, ethnic portals that pursue video strategies may compete with JumpTV. Video file sharing services like YouTube, where customers can share personal and other video content with each other, may also compete with JumpTV. Joost, currently in beta, is in the process of developing an Internet Protocol-delivered video service that we expect will compete with JumpTV.

Non-Video Ethnic Media

JumpTV considers its target subscribers as members of specific diaspora communities as determined by shared nationality, language or culture, generally excluding communities for which English is the primary language. Non-video ethnic media services available to such diaspora communities, including ethnic newspapers, radio, magazines and web sites, may compete with JumpTV's ethnic television and other media offerings.

New Technologies and Entrants

New technologies and entrants could also have a material adverse effect on the demand for JumpTV's ethnic television offerings. For example, fixed line telecommunications and mobile telephony companies who offer or plan to offer video services may be competitors to JumpTV. Together with other industry observers, JumpTV has witnessed and expects to witness the launch of various closed network IPTV services around the world. For fixed line telecommunications companies, IPTV will likely be seen as a central element of a provider's multi-product voice, high speed Internet and video offering ("triple-play") growth strategy as they strive to compete with the cable and satellite television providers.

These new closed IP technologies are both a competitive threat to JumpTV and a potential opportunity for JumpTV to enter into strategic distribution partnerships with operators of closed IP networks. We believe that the significant investments in technology made by operators of closed IP networks will create an appetite for content provided by JumpTV for distribution through such closed IP networks.

In addition, traditional telephone companies and others are implementing and supporting digital video compression over existing telephone lines and digital "wireless cable", which may allow them to offer video services without having to develop a new infrastructure. Moreover, mergers, joint ventures and alliances among franchise, wireless or private cable television operators, telephone companies and others may result in new providers capable of offering television services in competition with JumpTV. Furthermore, all of these providers may use existing and new technologies to offer a bundle of television and telecommunications services that may prove to be more competitive than the Corporation's current offerings. As a result, JumpTV may not be able to compete successfully with existing competitors or new entrants in the market for television services.

Finally, JumpTV may be placed at a competitive disadvantage to the extent that other multi-channel video providers are able to offer programming in higher definition than JumpTV. While the Corporation expects that it will continue to offer its video content at increasingly higher streaming speeds, there can be no assurance that the Corporation will be able to compete effectively with high definition program offerings from other video providers.

The Regulatory Environment

JumpTV operates at the intersection of two growth sectors of the media industry: (1) IPTV (Internet Protocol Television), and (2) ethnic media services.

IPTV

Traditional television broadcasting businesses are generally subject to extensive government regulation and significant regulatory oversight in most jurisdictions, including many of the countries from which JumpTV's channels originate and many of the countries into which JumpTV transmits its channels to subscribers. Regulations typically govern the issuance, amendment, renewal, transfer and ownership of broadcast licenses, competition and cross ownership and sometimes also govern the timing and content of programming, the timing, content and amount of commercial advertising and the amount of foreign versus domestically produced programming. In many jurisdictions, including Canada and the United States, there are also significant restrictions on the ability of foreign entities to own or control traditional television broadcasting businesses. JumpTV is not aware of any regulations in any of the jurisdictions in which its subscribers reside that would require JumpTV to be licensed as a broadcaster in any of those jurisdictions.

While JumpTV attempts to monitor regulatory developments potentially affecting the broadcasting of ethnic television over the Internet in countries in which it has subscribers, it relies significantly on its channel partners to monitor any legal and regulatory developments in the jurisdictions from which they transmit their live linear feeds to JumpTV. This includes possible copyright and programming rights issues associated with the retransmission of television broadcast services.

Governments and regulatory authorities in many jurisdictions regularly review their broadcasting rules and policies, including the application of those rules and policies to new and emerging media. Proposed amendments to the European Union's Television without Frontiers Directive, if adopted in their present form, could result in the provision of subscription television program services over the Internet in the United Kingdom and other European Union member countries becoming subject to regulation, including a licensing requirement. Whether JumpTV would be subject to such requirements, if adopted in their present form, is unclear. In Canada, the CRTC has recently announced a review of the future environment for the broadcasting system in Canada, including the effect of new media. While JumpTV is not aware of any proposed regulatory initiatives affecting IPTV in any of the jurisdictions in which its subscribers reside, there can be no assurance that television broadcasting regulations will not be amended in the future in a manner that requires JumpTV to be licensed in particular jurisdictions in order to continue broadcasting its channels to subscribers in those jurisdictions or which otherwise affects its operations in a materially adverse manner.

Regulatory schemes can vary significantly from country to country. JumpTV may be subject to broadcasting or other regulations in countries in which it has subscribers or from which its channel partners transmit their live linear feeds to JumpTV and may not be aware of those regulations or their application to JumpTV. If JumpTV were in violation of broadcasting or other regulations in any jurisdiction, it could be subject to sanctions by a foreign government that could materially adversely affect its ability to broadcast content from channel partners in that jurisdiction or to subscribers in that jurisdiction. There can be no assurance that any necessary approvals would be granted to JumpTV on a timely basis, or at all, in any or all jurisdictions in which JumpTV has channel partners or subscribers or that any restrictions in those jurisdictions would not be unduly burdensome. The failure by JumpTV to obtain authorizations or licenses necessary to acquire or distribute television programming over the Internet internationally could have a material adverse effect on JumpTV's ability to generate revenue and on its overall competitive position.

JumpTV, its subscribers and channel partners and other parties with which it does business may be required to hold authorizations or licenses in countries in which they provide or receive services. JumpTV may not be aware if its subscribers or channel partners, or other parties with which it does business, do not hold the requisite authorizations and licenses.

The Corporation has received advice on compliance with the requirements under the laws and regulations implemented by the Office of Foreign Assets Control, U.S. Department of the Treasury. We believe that we are in compliance with those requirements.

The Internet

There are currently few laws or regulations specifically applicable to the Internet. The application of existing laws and regulations to JumpTV relating to issues such as user privacy, defamation, pricing, advertising, taxation, promotions, consumer protection, content regulation, quality of products and services and intellectual property ownership and infringement are unclear. Any existing or new legislation applicable to JumpTV could expose it to substantial liability, including significant expenses necessary to comply with such laws and regulations.

Employees and Contractors

As of February 1, 2007, JumpTV had 136 full time employees and contractors. A breakdown by department is as follows:

Department	Numbers
CEO Office	4
Content Acquisition	27
Distribution and Sales	8
Finance & Administration	12
Mergers & Acquisitions	2
Office of the President & COO	3
Network Operations and Customer Satisfaction	32
Product Development	14
Programming & Marketing	13
Project Management	3
Sportsya	18
Total	136

Risk Factors

The risk factors under the heading "Risk Factors" beginning on page 96 of the Prospectus are incorporated herein by reference with the exception of the subheading "Risk Factors Related to the Offering and Share Capital of the Company" on pages 107 to 108, inclusive, and "Risk Factors Related to the Principal Shareholders" on page 110 of the Prospectus. The risk factors outlined in the subheading "Risk Factors Related to the Principal Shareholders" on page 110 of the Prospectus are hereby revised for the purposes of this AIF to state that as of the date hereof, G. Scott Paterson owns 10.77% of the issued and outstanding common shares of JumpTV.

5. DIVIDEND RECORD AND POLICY

The Corporation has paid no dividends since its inception. At the present time, the Corporation intends to retain earnings, if any, to finance the expansion of its business. The payment of dividends in the future will depend on the earnings and financial condition of the Corporation and on such other factors as the board of directors of the Corporation may consider appropriate.

6. GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of JumpTV consists of an unlimited number of Common Shares, of which 48,465,185 are issued and outstanding as of the date hereof, an unlimited number of Class 1 preference shares, issuable in series, and an unlimited number of Class 2 preference shares, issuable in series. No Class 1 or Class 2 preference shares have been issued as of the date hereof. All shares in the capital of JumpTV are without par value.

The holders of the Corporation's Common Shares are entitled to one vote in respect of each share held at all meetings of shareholders. The holders of the Corporation's Common Shares are entitled to receive dividends if, as and when declared by the Corporation's board of directors. In the event of the liquidation, dissolution or winding-up of the Corporation, after payment of all outstanding debts and liabilities, the holders of the Corporation's Common Shares are entitled to participate in any distribution of the Corporation's net assets. The holders of the Corporation's Common Shares have no pre-emptive, redemption, purchase or conversion rights.

The Class 1 preference shares and the Class 2 preference shares may at any time or from time to time be approved for issuance and be issued by the Board in one or more series. Prior to the issue of the shares of any such series, the board shall, subject to the limitations set out below, fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to, the shares of such series.

The Class 1 preference shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of JumpTV, whether voluntary or involuntary, or any other distribution of the assets of JumpTV among the Shareholders for the purpose of winding-up its affairs, rank on a parity with the Class 1 preference shares of every other series and be entitled to a preference over the Common Shares and the Class 2 preference shares and the shares of any other class ranking junior to the Class 1 preference shares.

The Class 2 preference shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the JumpTV, whether voluntary or involuntary, or any other distribution of the assets of the JumpTV among the Shareholders for the purpose of winding-up its affairs, rank on a parity with the Class 2 preference shares of every other series and be entitled to a preference over the Common Shares and the shares of any other class ranking junior to the Class 2 preference shares.

7. MARKET FOR SECURITIES

7.1 Trading Price and Volume

The Common Shares trade on the Toronto Stock Exchange (the "TSX") and the London Stock Exchange's Alternative Investment Market (the "AIM") under the symbol "JTV". The following sets out monthly trading price and volume information in respect of the Corporation's Common Shares on the TSX and the AIM since the Corporation's initial public offering on August 10, 2006:

	AIM					TSX				
Month	**Open (pence)**	**High (pence)**	**Low (pence)**	**Close (pence)**	**Volume Traded (#)**	**Open ($)**	**High ($)**	**Low ($)**	**Close ($)**	**Volume Traded (#)**
August 2006	262	312	255.5	274	553,446	5.50	6.60	5.30	6.40	3,866,287
September 2006 .	312	350	307.5	307.5	1,613,454	6.50	7.45	6.35	6.55	1,683,696
October 2006......	312.5	380	302.5	370	418,864	6.55	8.20	6.35	7.92	1,292,049
November 2006..	365	380	313	318.5	1,324,764	7.94	8.29	6.80	7.16	1,566,282
December 2006 ..	318.5	337.5	317	317.5	33,800	7.15	7.75	6.96	7.45	846,862

8. DIRECTORS AND OFFICERS

8.1 Name, Occupation an Security Holding

The following table sets forth the names, ages, municipalities of residence, positions held with JumpTV and principal occupations of the Directors and executive officers of JumpTV and, if a Director, the year in which they became a Director. The Directors will hold office until the next annual meeting of the shareholders of JumpTV.

Name and Municipality of Residence	Position with JumpTV	Principal Occupation	Director Since
Mr. G. Scott Paterson Toronto, Ontario	Chairman of the Board and Chief Executive Officer, JumpTV	Chairman of the Board and Chief Executive Officer, JumpTV	January 30, 2002
Mr. Lorne Abony(1)(2) Toronto, Ontario	Director and Vice Chairman of the Board	Chief Executive Officer, FUN Technologies Inc.	September 30, 2005
Mr. Mark Amin(2)(3)(4) Los Angeles, California	Director and Chairman of the Compensation Committee	Film Producer, Sobini Films, Inc.	September 30, 2005
Mr. Curt Marvis(1)(2) Los Angeles, California	Director and Chairman of the Audit Committee	Chief Executive Officer, CinemaNow, Inc.	September 30, 2005
Mr. James McNamara (1) Key Biscayne, Florida	Director	Chairman of Panamax Films, LLC	July 20, 2006
Mr. Kaleil Isaza Tuzman Dubai, UAE(5)	Director, President and Chief Operating Officer	President and Chief Operating Officer of the Company and President and Chief Executive Officer of JumpTV International FZ-LLC	September 30, 2005
Mr. Kriss Bush Oakville, Ontario	Chief Financial Officer, JumpTV	Chief Financial Officer, JumpTV	n/a
Mr. Mark David London, UK	Managing Director, JumpTV Limited	Managing Director, JumpTV Limited	n/a

Notes:

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Mr. Amin is Chair of the Compensation Committee
(4) Mr. Amin resigned from the Audit Committee on February 16, 2007.
(5) The Company announced on January 5, 2007 that Mr. Alex Blum had resigned from the position of President and Chief Operating Officer. Mr. Isaza Tuzman was appointed President and Chief Operating Officer of the Company upon the resignation of Mr. Blum.

At December 31, 2006, the Directors and executive officers of JumpTV, as a group, will own or control, directly or indirectly, an aggregate of 5,835,711 Common Shares, representing approximately 16.8% of the outstanding Common Shares of JumpTV.

8.2 Biographies of Directors and Officers

A description of the biographies of the directors and officers, which includes their principal occupations during the preceding five years, has been incorporated by reference in this AIF from the subheading "Biographies of Directors and Officers" on pages 68-72, inclusive, of the Prospectus.

8.3 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

A description of a settlement agreement between the Ontario Securities Commission and G. Scott Paterson has been incorporated by reference in this AIF from the subheading "Biographies of Directors and Officers" on page 69 of the Prospectus.

9. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Corporation and its properties are not party to or the subject of any legal proceeding, nor was the Corporation or any of its subsidiaries a party to or the subject of any proceeding during the fiscal year ended December 31, 2006.

10. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

On May 20, 2005, JumpTV entered into the Miller Bandwidth Agreement. Pursuant to the Miller Bandwidth Agreement, JumpTV paid Daniel Sean LLC (a company controlled by a former director and principal shareholder of JumpTV) an aggregate of $950,000 in fees for the provision by Daniel Sean LLC of past Internet bandwidth services to JumpTV which was expensed in full during the nine months period ended December 31, 2005.

On May 20, 2005, JumpTV entered into a consulting agreement with Farrel Miller for a term of four years ending May 20, 2009, with consulting fees of $150,000 per year and an annual bonus payable in cash and/or options at the sole discretion of JumpTV (the "Miller Consulting Agreement"). The Miller Consulting Agreement was subsequently terminated on January 24, 2006 upon payment to Mr. Miller of $162,000.

JumpTV incurred legal fees during the fiscal year ended December 31, 2005 in the amount of $38,337 to a firm of which a former director is a partner.

JumpTV has paid fees to Patstar Inc., an entity controlled by G. Scott Paterson, in respect of Mr. Paterson's consulting services, expense reimbursements and JumpTV's license of its former business space at 161 Bay Street, Suite 3840. JumpTV has paid fees to KIT Capital, LLC and currently pays fees to KIT Capital Limited, which are entities that are owned and controlled by Kaleil Isaza Tuzman, in respect of Mr. Isaza Tuzman's consulting services and expense reimbursements. In addition, KIT Capital, LLC had previously entered into an agreement with Teleglobe America Inc. ("Teleglobe") in respect of the network services that Teleglobe provides to JumpTV (the "Teleglobe Agreement"). Payments under the Teleglobe Agreement were made directly by JumpTV to Teleglobe. The Teleglobe Agreement has been assigned to JumpTV pursuant to an assignment and assumption agreement between KIT Capital, LLC, JumpTV and Teleglobe, effective as of February 2, 2006.

JumpTV pays fees to each of Windsor Mountain International and Danara Software Systems Inc. (entities that are controlled by Tom Herman and Dan O'Hara, respectively) in respect of Mr. Herman's and Mr. O'Hara's consulting services and expense reimbursements.

Pursuant to an agreement between JumpTV, Farrel Miller and G. Scott Paterson, effective as of January 24, 2006, Mr. Miller agreed to grant to Mr. Paterson, or persons substituted for Mr. Paterson, an irrevocable right to purchase from Mr. Miller: (i) 1,174,460 Common Shares; (ii) 1,260,000 vested options; and (iii) 300,000 non-vested options that were subject to acceleration. The Board approved the transaction and the acceleration of the options on January 23, 2006. All of such Common Shares and vested and non-vested options were subsequently sold by Mr. Miller to such substituted persons. As part of this transaction, 300,000 of Mr. Miller's non-vested options were cancelled.

On or about June 10, 2005, JumpTV issued Common Shares to G. Scott Paterson in satisfaction of a $20,000 promissory note from JumpTV in favour of Mr. Paterson. Certain of JumpTV's Colombian channel partner agreements have been entered into solely by or also with a related entity, Jump TV Colombia. Jump TV Colombia is a Colombian corporation that is owned and operated by each of JumpTV's Managing Director and Vice President Sales, Latin America and the Caribbean. In addition, JumpTV has entered into a service agreement with Jump TV Colombia relating to, among other things, the rights and obligations of each of JumpTV and Jump TV Colombia in respect of the applicable Colombian channel agreements. See "Corporate and Share Capital Information – Jump TV Colombia".

Other than the foregoing, no director, executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares or known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction within the last three years or in any proposed transaction, that has materially affected or will materially affect JumpTV.

11. REGISTRAR AND TRANSFER AGENT

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario.

12. MATERIAL CONTRACTS

The only material contracts entered into by JumpTV or any of its subsidiaries other than in the ordinary course of business, are:

(a) the Underwriting Agreement with Cannacord Adams Limited and Morgan Stanley Securities Limited dated August 1, 2006;

(b) the Nominated Advisor and Broker Agreement Agreement with Cannacord Adams Limited dated August 1, 2006; and

(c) the Underwriting Agreement with Canaccord Capital Corporation, Morgan Stanley Canada Limited, Paradigm Capital Inc., Loewen, Ondaatje, McCutcheon Limited and GMP Securities L.P. dated February 13, 2007.

Copies of the foregoing contracts may be examined during normal business hours at JumpTV's office located at 463 King Street West, 3rd Floor, Toronto, Ontario, Canada.

13. INTEREST OF EXPERTS

Names of Experts

The Corporation's auditors are Ernst & Young LLP, Chartered Accountants. The Company's consolidated financial statements as of December 31, 2006, and for the year then ended have been filed under National Instrument 51-102 in reliance on the report of Ernst & Young LLP, Chartered Accountants given on their authority as experts in auditing and accounting.

Interest of Experts

To the knowledge of the Corporation, JumpTV's auditors referred to above have not received or will not receive any direct or indirect interests in the property of the Corporation or have any beneficial ownership, direct or indirect, of securities of the Corporation.

14. AUDIT COMMITTEE INFORMATION

Under Multilateral Instrument 52-110 — Audit Committees ("MI 52-110"), issuers are required to provide disclosure with respect to their audit committees including the text of the audit committee's charter, composition of the audit committee and the fees paid to the external auditor. Accordingly, the Corporation provides for the following disclosure with respect to its audit committee:

Audit Committee Charter

The full text of the charter of the Corporation's Audit Committee is attached as Exhibit "A".

Composition of the Audit Committee

The Audit Committee currently consists of three directors, Curt Marvis (Chair) and James McNamara who are each independent and Lorne Abony, who is not independent, and all of whom are financially literate, in each case within the meaning of MI52-110.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member relevant to the performance of his responsibilities as an audit committee member:

Curt Marvis — Mr. Marvis has acquired significant financial experience in his capacity as Co-Founder and Chief Executive Officer of CinemaNow Inc. He was previously President of publicly held game developer 7th Level, a publicly traded company (now Learn2.com, NASD:LTWO). Mr. Marvis was a Founder of multimedia start-up Powerhouse Entertainment and served one year on the IBM Multimedia Task Force creating strategic plans for IBM in its continued development of interactive software. He co-founded and served as Chief Executive Officer of The Company from 1984 to 1994.

Mr. Marvis is a graduate with honours from UCLA with a BFA in Motion Picture and Television Production.

James McNamara — Mr. McNamara is currently Chairman of Panamax Films, LLC. He was previously President and Chief Executive Officer of Telemundo Communications Group, Inc., and prior to that he was the President of Universal Television Enterprises. Mr. McNamara joined Universal from New World Entertainment where he served as Chief Executive Officer from 1991 to 1995 where he was charged with overseeing the financial operations, production and distribution of all New World programming efforts. Mr. McNamara was formerly on the board of directors of SBS Broadcasting S.A. and he also previously served as a board member of Film Roman.

Mr. McNamara holds a master's degree from the American Graduate School of International Management. He earned an undergraduate degree in business administration and political science from Rollins College.

Lorne Abony — Mr. Abony has significant experience in financial and accounting matters, resulting from his role as co-founder and Chief Executive Officer of FUN Technologies Inc. He is co-founder and former President of "Petopia.com", an online pet food and supply destination that was sold to Petco in 2000. Mr. Abony practiced corporate and securities law at Aird & Berlis LLP in Toronto until January, 1998. As corporate counsel his responsibilities included mergers, acquisitions and divestitures, public securities offerings, shareholder arrangements, corporate finance and regulatory matters.

Mr. Abony holds an MBA from Columbia Business School, an LLB/JD from the International Law Center at the University of Windsor and a BA with distinction from McGill University.

Pre-Approval Policies and Procedures.

The Audit Committee charter includes responsibilities regarding the provision of non-audit services by the Corporation's external auditors. The Audit Committee charter states that the Audit Committee may: (1) pre-approve all auditing services and permitted non-audit services provided to the Corporation by its outside auditor; (2) to the extent permitted by applicable laws, regulations and stock exchange rules, the Audit Committee may delegate pre-approval of

audit and non-audit services to one or more members of the Audit Committee. Such member(s) must then report to the full committee at its next scheduled meeting if such member(s) pre-approved any audit or permitted non-audit services.

Audit Fees

The following table provides detail in respect of audit, audit related, tax and other fees paid by the Corporation to the external auditors for professional services:

Category	**Fiscal Period Ended December 31, 2006**	**Fiscal Year Ended December 31, 2005**
Audit Fees	$211,850	$89,200
Audit Related Fees	$902,975	nil
Tax Fees	$31,577	nil
All Other Fees	$192,964	nil

Audit Fees — Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation's annual financial statements as well as services provided in connection with statutory and regulatory filings.

Audit-Related Fees — Fees were paid for professional services relating to the filing of Canadian and U.K. prospectuses.

Tax Fees — Tax fees were paid in respect of tax compliance, tax advice and tax planning professional services.

All Other Fees — All other fees were paid for professional services relating to assistance with MI 52-109 compliance.

15. ADDITIONAL INFORMATION

Additional Information on the Company may be found on SEDAR at www.sedar.com.

In addition to the information available on SEDAR, JumpTV will provide to any person or company, upon request to the Corporate Secretary of the Company at the registered office of the Company:

(a) when the securities of JumpTV are in the course of distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of the proposed distribution of its securities,

(i) one copy of the current AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference into the AIF;

(ii) one copy of the comparative financial statements of JumpTV for the Company's most recently completed financial year for which financial statements had been issued, together with the report of the auditors thereon, and one copy of any interim financial statements of JumpTV for any period after its most recently completed financial year;

(iii) one copy of the information circular of the Company in respect of its most recent annual meeting of the shareholders which involves the election of directors or one copy of any annual filing prepared in lieu of that information circular;

(iv) one copy of any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus and not required to be provided under (i) and (iii) above; or

(b) at any time, one copy of any of the documents referred to in (a)(i), (a)(ii) and (a)(iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person or company that is not a security holder of the Company.

Additional financial information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2006 and its annual MD&A for the year ended December 31, 2006. A copy of the foregoing documents may be obtained by shareholders upon request from the Corporate Secretary of the Company.

EXHIBIT "A"

AUDIT COMMITTEE CHARTER

Statement of Policy

The purpose of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its oversight responsibilities by (i) overseeing the Corporation's accounting and financial reporting processes and the audits of the Corporation's financial statements, (ii) reviewing the financial reports and other financial information provided by the Corporation to the public; and (iii) developing and implementing the Corporation's internal controls and procedures designed to promote compliance with accounting standards and applicable laws and regulations. In particular, the Committee shall:

- Serve as an independent party to monitor the Corporation's financial reporting process and internal control system;
- Discuss the audit conducted by the Corporation's outside auditor; and
- Provide an open avenue of communication among the outside auditor, management and the Board

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan and conduct the audits or to determine that the Corporation's financial statements are complete, accurate in accordance with GAAP. This is the responsibility of management and the Corporation's outside auditor.

Composition

The Committee shall be comprised of three or more directors, each of whom, in the determination of the Board, must satisfy (a) satisfy the independence and other requirements established by the TSX and the AIM. In addition, the Committee shall at all time include at least one member who has past employment experience in finance or accounting, or any other comparable experience or background that results in his or her financial sophistication.

The members of the Committee shall be appointed and replaced by the Board. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

Meetings

The Committee shall meet at such times and with such frequency as the Committee shall determine as appropriate to meet its responsibilities. The Committee shall hold separate meetings periodically, but not less often than quarterly, with management and the Corporation's outside auditor to discuss the quarterly review process and any other matters that the Committee or the other participants believe should be discussed. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary or desirable. The Committee may adopt such procedures as it deems appropriate and necessary to carry out its duties and responsibilities of the Committee. The Committee shall report to the Board from time to time, as requested by the Board, or as the Committee deems appropriate.

Responsibilities and Duties

The Committee shall have the following responsibilities and duties:

1. The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the Corporation's outside auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. Each such registered public accounting firm shall report directly to the Committee. The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of:

A. compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation;

B. compensation to any advisers employed by the Committee; and

C. ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

2. The Committee shall, to the extent required by any applicable legal or regulatory requirement, pre-approve all auditing services and permitted non-audit services provided to the Corporation by its outside auditor. To the extent permitted by applicable laws, regulations and TSX and AIM rules, the Committee may delegate pre-approval of audit and non-audit services to one or more members of the Committee. Such member(s) must then report to the full Committee at its next scheduled meeting if such member(s) pre-approved any audit or permitted non-audit services.

3. At least annually, the Committee shall receive from its outside auditor a formal written statement delineating all relationships between the auditor and the Corporation, consistent with CICA Handbook Section 5751, actively engage in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor, and take, or recommend that the full Board take, appropriate action to oversee the independence of the outside auditor.

4. The Committee shall oversee the Corporation's accounting and financial reporting processes and the audits of the Corporation's financial statements.

5. The Committee shall review the Corporation's annual audited financial statements, including certification, report or opinion rendered by the Corporation's outside auditor, and discuss the same with management and the auditor. The Committee shall recommend to the Board whether the annual financial statements should be included in the Corporation's Annual Report.

6. The Committee shall discuss with the outside auditor the matters described in CICA Handbook Sections 5135, 5136, 5220 and 5751, including any difficulties the auditor encountered in the course of the audit work, and restrictions on the scope of the auditor's activities or on access to requested information, and any significant disagreements with management.

7. The Committee shall review any disclosures made by the Corporation's Principal Executive Officer and Principal Financial Officer (as such term are defined by the TSX and AIM), as part of the process of preparing their certifications to be included in the Corporation's Annual Report and Quarterly Reports and as part of the CEO/CFO Certification requirements relating to Multilateral Instrument 52-109.

8. The Committee shall establish procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters (Whistle Blower Policy).

9. The Committee shall review and approve all related-party transactions that are brought to the Committee's attention.

10. The Committee shall have the power to conduct or authorize investigations into any matters within the Committee's scope of responsibilities.

11. The Committee shall have the authority to engage independent counsel and other advisors, as the Committee determines necessary to carry out its duties and responsibilities.

12. The Committee may consider such other matters in relation to the financial affairs of the Corporation and its accounts, and in relation to the internal and external audits of the Corporation, as the Committee may, in its discretion, determine to be advisable.

13. The Committee shall annually report to the Corporation's stockholders on certain auditing matters, as required by the rules and regulations of the TSX and AIM, as they may be amended from time to time. Such report will be included in the Corporation's annual proxy statement and AIF form.

14. The Committee shall review and reassess the adequacy of this Charter annually, and recommend any proposed changes to the Board for its approval.

15. The Committee will conduct in Camera meetings with the external auditors in private sessions without management present.

16. The Committee shall approve all engagements for accounting and tax advice provided by any audit firms other than the external auditors.

The Committee may diverge from specific activities outlined throughout this Charter as appropriate if circumstances or regulatory requirements change. In addition to these activities, the Committee may perform such other functions necessary or appropriate under applicable laws, regulations, TSX and AIM rules, the Corporation's certificate of incorporation and by-laws, and the resolutions and other directives of the Board. This Charter is in all respect subject and subordinate to the Corporation's certificate of incorporation and by-laws, and the resolutions of the Board.

Consolidated Financial Statements
[Expressed in U.S. dollars]

JumpTV Inc.
December 31, 2006

AUDITORS' REPORT

To the Shareholders of
JumpTV Inc.

We have audited the consolidated balance sheets of **JumpTV Inc.** as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2006 and the nine months ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended December 31, 2006 and the nine months ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
March 22, 2007.

/s/ Ernst & Young LLP
Chartered Accountants

JumpTV Inc.

CONSOLIDATED BALANCE SHEETS

[Expressed in U.S. dollars, unless otherwise noted]

As at December 31

	2006 $	2005 $
ASSETS		
Current		
Cash and cash equivalents *[note 5]*	21,936,878	5,475,052
Short-term investments *[note 6]*	28,115,378	—
Other receivables	723,621	78,309
Prepaid expenses and deposits	1,178,119	14,812
Total current assets	51,953,996	5,568,173
Property, plant and equipment, net *[note 7]*	1,269,488	379,694
Intangible assets *[notes 3 and 8]*	312,140	—
Goodwill *[note 3]*	102,069	—
Other assets *[note 9]*	161,246	105,216
Deferred direct broadcast operating costs, net *[note 14[iii]]*	61,605	96,803
Total assets	53,860,544	6,149,886
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and other accrued liabilities	3,950,284	1,008,845
Bank loan *[note 10]*	1,287,150	—
Due to related parties *[note 11]*	14,676	138,323
Current portion of accrued license fees	106,916	79,592
Accrued professional fees	371,782	195,592
Accrued stock appreciation rights *[note 14[iv]]*	1,087,760	—
Deferred revenue	205,314	56,268
Income taxes payable	61,800	16,800
Total current liabilities	7,085,682	1,495,420
Accrued license fees *[note 14[iii]]*	—	120,000
Deferred rent	18,502	—
Total liabilities	7,104,184	1,615,420
Shareholders' equity		
Share capital *[note 13]*	75,227,648	9,744,084
Contributed surplus *[note 14]*	2,937,219	609,908
Accumulated other comprehensive loss	(32,240)	(40,355)
Accumulated deficit	(31,376,267)	(5,779,171)
Total shareholders' equity	46,756,360	4,534,466
Total liabilities and shareholders' equity	53,860,544	6,149,886

Commitments and contingencies *[note 12]*

See accompanying notes

On behalf of the Board:

"Lorne Abony"	"James McNamara"
Director	Director

JumpTV Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

[Expressed in U.S. dollars, unless otherwise noted]

	Year ended December 31, 2006 $	Nine months ended December 31, 2005 $
Revenue	2,061,031	1,081,268
Direct broadcast operating costs *[notes 7,8, 11[ii] and 14[iii]]*	(2,569,648)	(1,518,978)
	(508,617)	(437,710)
Other costs and expenses		
Selling, general and administrative *[note 11]*	21,690,938	3,990,732
Stock-based compensation *[note 14]*	4,097,351	203,934
Amortization of property, plant and equipment	128,549	27,939
Amortization of intangible assets	22,401	—
	25,939,239	4,222,605
Loss before the following:	(26,447,856)	(4,660,315)
Loss (gain) on foreign exchange	186,990	(4,391)
Interest income	(1,083,050)	(41,654)
Loss before income taxes	(25,551,796)	(4,614,270)
Provision for income taxes *[note 16]*	45,300	16,800
Net loss for the period	(25,597,096)	(4,631,070)
Net loss per share - basic and diluted *[note 4]*	(0.99)	(0.35)
Weighted average number of shares outstanding - basic and diluted *[note 4]*	25,848,396	13,162,916

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

[Expressed in U.S. dollars, unless otherwise noted]

	Share capital											
	Common shares		Class A common shares		Class C common shares		Special warrants		Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
	#	$	#	$	#	$	#	$	$	$	$	$
Balance, March 31, 2005	—	—	8,245,000	1,036,648	—	—	3,000,000	750,000	290,757	(40,355)	(1,148,101)	888,949
Net loss and comprehensive loss for the period	—	—	—	—	—	—	—	—	—	—	(4,631,070)	(4,631,070)
Exercise of special warrants *[note 14[iii]]*	—	—	3,000,000	750,000	—	—	(3,000,000)	(750,000)	—	—	—	—
Exercise of stock options *[note 14[i]]*	—	—	500,000	192,799	—	—	—	—	(67,799)	—	—	125,000
Net proceeds from issuance of common shares through private placements *[notes 13 and 14]*	—	—	4,500,556	7,764,636	1	1	—	—	80,346	—	—	7,844,983
Stock-based compensation												
Stock options *[note 14[i]]*	—	—	—	—	—	—	—	—	190,712	—	—	190,712
Warrants *[note 14[iii]]*	—	—	—	—	—	—	—	—	13,222	—	—	13,222
Issuance of warrants for services *[note 14[iii]]*	—	—	—	—	—	—	—	—	102,670	—	—	102,670
Balance, December 31, 2005	—	—	16,245,556	9,744,083	1	1	—	—	609,908	(40,355)	(5,779,171)	4,534,466
Net loss for the year	—	—	—	—	—	—	—	—	—	—	(25,597,096)	(25,597,096)
Unrealized gain on short-term investments *[note 6]*	—	—	—	—	—	—	—	—	—	8,115	—	8,115
Comprehensive loss for the year												(25,588,981)
Exercise of stock options for Class A shares *[note 14[i]]*	—	—	1,772,420	918,284	—	—	—	—	(318,238)	—	—	600,046
Net proceeds from issuance of Class A common shares through private placements *[note 13]*	—	—	3,066,784	8,179,046	—	—	—	—	—	—	—	8,179,046
Issuance of restricted share units *[note 14[ii]]*	—	—	171,427	685,800	—	—	—	—	(685,800)	—	—	—
Exchange of Class A common shares for common shares *[note 13]*	21,256,187	19,527,213	(21,256,187)	(19,527,213)	—	—	—	—	—	—	—	—
Net proceeds from issuance of common shares through initial public offering *[note 13]*	12,000,000	48,528,346	—	—	—	—	—	—	1,260,540	—	—	49,788,886
Net proceeds from issuance of common shares through underwriters' over-allotment option *[note 13]*	1,273,500	5,707,632	—	—	—	—	—	—	133,773	—	—	5,841,405
Exercise of stock options for common shares *[note 14[i]]*	39,275	209,583	—	—	—	—	—	—	(96,248)	—	—	113,335
Exercise of warrants for common shares *[note 14[iii]]*	100,000	282,670	—	—	—	—	—	—	(102,670)	—	—	180,000
Redemption of Class C common share *[note 13]*	—	—	—	—	(1)	(1)	—	—	—	—	—	(1)
Stock-based compensation												
Stock options *[note 14[i]]*	—	—	—	—	—	—	—	—	1,231,434	—	—	1,231,434
Restricted share units *[note 14[ii]]*	—	—	—	—	—	—	—	—	1,658,004	—	—	1,658,004
Warrants *[note 14[iii]]*	—	—	—	—	—	—	—	—	146,776	—	—	146,776
Issuance of restricted share units *[note 14[ii]]*	152,159	972,204	—	—	—	—	—	—	(972,204)	—	—	—
Warrants issued to agent on HVMedia acquisition *[notes 3 and 14[iii]]*	—	—	—	—	—	—	—	—	19,222	—	—	19,222
Issuance of warrants for services *[note 14[iii]]*	—	—	—	—	—	—	—	—	52,722	—	—	52,722
Balance, December 31, 2006	34,821,121	75,227,648	—	—	—	—	—	—	2,937,219	(32,240)	(31,376,267)	46,756,360

See accompanying notes

JumpTV Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Expressed in U.S. dollars, unless otherwise noted]

	Year ended December 31, 2006 $	Nine months ended December 31, 2005 $
OPERATING ACTIVITIES		
Net loss for the period	(25,597,096)	(4,631,070)
Adjustments to reconcile net loss to net cash used in operating activities		
Amortization of property, plant and equipment	256,183	40,165
Amortization of intangible assets	58,360	—
Stock-based compensation *[note 14]*	4,123,974	203,934
Amortization of deferred direct broadcast operating costs *[note 14[iii]]*	87,920	5,867
	(21,070,659)	(4,381,104)
Changes in operating assets and liabilities		
Other receivables	(645,312)	(70,248)
Prepaid expenses, deposits and other assets	(1,219,337)	(113,408)
Accounts payable and other accrued liabilities	2,941,439	829,236
Due to related parties	(123,647)	123,486
Accrued license fees	(92,676)	58,337
Accrued professional fees	176,190	195,592
Deferred revenue	149,046	(14,367)
Income taxes payable	45,000	16,800
Deferred rent	18,502	—
Cash used in operating activities	(19,821,454)	(3,355,676)
INVESTING ACTIVITIES		
(Purchase) redemption of short-term investments	(28,107,263)	74,462
Purchase of property, plant and equipment	(1,145,977)	(343,987)
Purchase of intangible assets	(12,500)	—
Acquisition, net of cash acquired *[note 3]*	(440,847)	—
Cash used in investing activities	(29,706,587)	(269,525)
FINANCING ACTIVITIES		
Proceeds from share issuances, net *[note 13]*	63,809,337	7,844,982
Proceeds from bank loan *[note 10]*	1,287,150	—
Proceeds from (redemption of) Class C common share *[note 13]*	(1)	1
Proceeds from exercise of stock options	713,381	125,000
Proceeds from exercise of warrants	180,000	—
Cash provided by financing activities	65,989,867	7,969,983
Net increase in cash and cash equivalents during the period	16,461,826	4,344,782
Cash and cash equivalents, beginning of period	5,475,052	1,130,270
Cash and cash equivalents, end of period	21,936,878	5,475,052

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]

December 31, 2006

1. Nature of Operations and Basis of Presentation

JumpTV Inc. ["JumpTV" or "the Company"], formerly JumpTV.com Inc. was incorporated in January 2000 under the laws of Canada. JumpTV's primary business is providing online broadcasting of international ethnic television channels over the Internet on a subscription basis.

On August 10, 2006 the Company completed its initial public offering of the Company's common shares. The Company's common shares are listed on both the Toronto Stock Exchange ["TSX"] and the Alternative Investment Market ["AIM"] *[note 13]*.

In November 2005, JumpTV's Board of Directors approved a change in JumpTV's fiscal year end from March 31 to December 31, effective 2005. As a result of this change, JumpTV is reporting a nine-month transition period ended December 31, 2005 for the comparative figures.

On September 2, 2005, JumpTV's Board of Directors authorized a 10-for-1 stock split of the common shares. The stock split was effective on September 2, 2005 and the historical information disclosed within these consolidated financial statements and related notes has been adjusted retroactively to account for the stock split.

2. Summary of Significant Accounting Policies

The consolidated financial statements of JumpTV have been prepared in U.S. dollars in accordance with Canadian generally accepted accounting principles ["GAAP"]. The more significant accounting policies are summarized as follows:

Principles of consolidation

The consolidated financial statements include the accounts of JumpTV, JumpTV Ltd., a wholly-owned subsidiary in the United Kingdom, JumpTV International FZ LLC, a wholly-owned subsidiary in the United Arab Emirates, and KIT Capital Ltda. (formerly, JumpTV Colombia Ltda.), a variable interest entity where JumpTV has been determined to be the primary beneficiary, collectively the "Company". All significant inter-company transactions and balances have been eliminated on consolidation. The Company has included the results of operations of these companies from the dates of inception. The Company has included the results of operations of acquired companies from the date of acquisition.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management include the determination of the useful lives of long-lived assets, allocation of the purchase price for acquisitions and the assumptions used in determining the fair value of stock options and warrants. On an ongoing basis, management reviews its estimates to ensure they appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future actual results, the Company's financial position and results of operations could be materially impacted.

Revenue recognition

The Company's revenues are derived from subscriptions to ethnic television channels available over the Internet. Subscription revenue is deemed to be realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the customer is fixed or determinable and collectibility is reasonably assured. The Company recognizes revenue from subscriber fees on a straight-line basis over the subscription period which generally ranges from 30 days to 1 year. The Company defers the appropriate portion of cash received for which services have not been rendered. Revenue is presented net of refunds.

Stock-based compensation and other stock-based payments

The Company accounts for all stock options and warrants using a fair value-based method. The fair value of each stock option and warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model and the related stock-based compensation expense is recognized over the vesting period *[note 14]*. The offsetting entry is an increase to contributed surplus for an amount equal to the stock-based compensation expense related to the issuance of stock options. Upon exercise, the proceeds of the options and warrants together with the fair value recorded in contributed surplus are reclassified to share capital.

Stock appreciation rights give the holder the right to elect to either receive cash in an amount equal to the excess of the quoted market price over the stock appreciation right price or to receive common shares equal to the fair value of the common shares less the exercise price divided by the market value of the common shares from treasury or receive common shares by making a cash payment equal to the exercise price. The Board has discretionary authority to accept or reject a cash payment request in whole or in part. Stock-based compensation expense is calculated as the amount by which the quoted market price exceeds the option price with ongoing measurement of the outstanding liability. The liability is entitled accrued stock appreciation rights and is classified

[Expressed in U.S. dollars, unless otherwise noted]

as a current liability on the consolidated balance sheets. If the holder elects to purchase common shares, the liability is credited to contributed surplus.

Restricted share units give the holder the right to one common share for each vested restricted share plan unit. These awards vest on a monthly basis over the vesting period which is four years. Stock-based compensation expense related to restricted share units is accrued over the term of the vesting period based on the expected market value of the shares when the shares are issued, which generally coincides with the period that vesting occurs [*note 14*].

Variable interest entities

Accounting Guideline No. 15, "Consolidation of Variable Interest Entities", provides guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities. The guideline requires variable interest entities to be consolidated by the primary beneficiary of the variable interest entities and expands disclosure requirements for both variable interest entities that are consolidated as well as those of which an enterprise holds a significant variable interest.

The Company has a variable interest in KIT Capital Ltda. for which the Company is the primary beneficiary and has consolidated KIT Capital Ltda.'s financial results since its inception date [August 22, 2005] within the consolidated financial statements. As at December 31, 2006, the carrying value of the assets associated with KIT Capital Ltda. included in the consolidated balance sheets was $14,035 [as at December 31, 2005 - nil] and the carrying value of the liabilities was $51,216 [as at December 31, 2005 - nil]. For the year ended December 31, 2006, revenues associated with KIT Capital Ltda. included in the consolidated statements of operations were $67,162 [August 22, 2005 to December 31, 2005 - nil] and operating costs included within selling, general and administrative expenses were $67,924 [August 22, 2005 to December 31, 2005 - nil].

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term interest-bearing deposits with original maturities of 90 days or less at the date of purchase.

Property, plant and equipment

Property, plant and equipment are reported at cost less accumulated amortization. Amortization is calculated using the declining balance method at the annual rates outlined below, which allocates the cost of the property, plant and equipment over their estimated useful lives as follows:

Computer equipment	30%
Infrastructure equipment	30%
Computer software	50%
Furniture and fixtures	20%

Leasehold improvements are amortized over the shorter of their useful lives and the lease term.

Intangible assets

Intangible assets are recorded at cost less amortization. Cost for intangible assets acquired through business combinations represents the fair market value at the date of acquisition. Amortization is calculated using the straight line method over the estimated useful lives of the intangible assets which are as follows:

Contractual agreements	3-4 years
Trademarks, trade names and domain names	2 years

Impairment of long-lived assets

The Company evaluates its property, plant and equipment assets and intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. Recoverability of these assets is measured by comparison of the carrying amounts to the future estimated undiscounted cash flows expected to be derived from these assets. If these future cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value, based on the related estimated discounted future cash flows. The Company has made no adjustments to its long-lived assets in any of the periods presented.

Goodwill

Goodwill represents the excess, at the date of acquisition, of the cost of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized but is subject to an annual impairment test at the reporting unit level (operating segment or one level below an operating segment) and between annual tests if changes in circumstances indicate a potential impairment. Goodwill impairment is assessed based on a comparison of the fair value of each reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the Company performs the second step of the goodwill impairment test to determine the amount of the impairment loss. The second step of the impairment test involves comparing the implied fair value of the reporting unit's goodwill with its carrying amount to measure the amount of impairment loss, if any. The Company's impairment test was based on its single operating segment and reporting unit structure. There was no impairment in the year ended December 31, 2006.

Financial instruments

Financial instruments comprise cash and cash equivalents, short-term investments, other receivables, deposits, accounts payable and other accrued liabilities, bank loan, due to related parties, accrued license fees, accrued professional fees, accrued stock appreciation rights and deferred revenue. They have been classified as one of the following: held-for-trading; available-for-sale, held-to-maturity; loans and receivables; or other financial assets and liabilities. Cash and cash equivalents are classified as "held for trading" and are measured at fair value with gains and losses recognized in the net loss for the period. Short-term investments are classified as "available-for-sale" and are measured at fair value with unrealized gains and losses recognized within accumulated other comprehensive income (loss). Other financial instruments are classified as "held to maturity" and are measured at cost.

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Comprehensive loss

Comprehensive loss is defined as the overall change in the net assets of an entity for a period, other than changes attributable to transactions with owners. Major components of comprehensive loss include unrealized gains and losses on financial assets classified as available-for-sale and unrealized foreign currency translation amounts.

Foreign currency translation

Until March 31, 2005, the Company's functional currency was the Canadian dollar. Accordingly, for reporting purposes, the Company translated its Canadian dollar accounts into the United States ["U.S."] reporting currency using the current rate method whereby assets and liabilities are translated at the consolidated balance sheet date exchange rates and revenues and expenses are

translated at the average rate for the period. Adjustments resulting from the translation of the consolidated financial statements from their functional currency into U.S. dollars through March 31, 2005 are included within accumulated other comprehensive loss and have not been included in the determination of net loss for the relevant periods.

Beginning April 1, 2005, the Company's functional currency was determined to be the U.S. dollar. This change resulted from several significant economic and operational changes within the Company, including an increase in U.S. dollar vendors, increased U.S. dollar revenues and the movement of certain operations to locations in the United States. The Company's foreign operations are considered to be integrated with the reporting entity and therefore transactions denominated in other than U.S. dollars are translated into U.S. dollars using the exchange rate at the dates they occur. Monetary assets and liabilities denominated in other than U.S. dollars are translated into U.S. dollars at the consolidated balance sheet date exchange rate and any resulting gains or losses are recognized in the net loss for the relevant periods. Non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations were incurred.

Operating leases

The Company leases office space under operating lease agreements with original lease periods up to 5 years. Certain of the lease agreements contain rent holidays and rent escalation provisions. Rent holidays and rent escalation provisions are considered in determining straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease term.

Income taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses. A valuation allowance is provided for the portion of future tax assets that is more likely than not to remain unrealized. Future tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when these assets or liabilities are expected to be realized or settled.

[Expressed in U.S. dollars, unless otherwise noted]

3. Business Acquisition

On June 11, 2006, the Company completed the acquisition of the assets of HVMedia, Limited ["HVMedia"], a company operating in Trinidad and Tobago offering broadcasting over the Internet targeted to the Caribbean market. The total purchase price of $464,195 consisted of cash consideration of $375,000, of which $25,000 is to be held in escrow for the next 3 years and approximately $89,000 in direct transaction costs including non cash consideration relating to warrants of approximately $19,000. The assets purchased primarily represent agreements with television and radio channels, and right to Internet domain names. In addition, the Company acquired employment contracts for certain employees of HVMedia.

The acquisition has been accounted for using the purchase method, with the results of HVMedia included in the Company's results of operations from the date of acquisition. The allocation of the purchase price to the assets acquired based on fair values is as follows:

Cash acquired	$ 4,126
Amortizable intangible assets:	
Contractual agreements	330,800
Trademarks, trade names and domain names	27,200
Goodwill	102,069
Total assets acquired	$464,195

The amortizable intangible assets have useful lives between 2 and 4 years and the goodwill is not deductible for tax purposes.

Further, in connection with the acquisition, two key employees of HVMedia received 75,000 warrants each, with an exercise price of $4.97 [Cdn$5.50] per share. The fair value of these warrants is being recorded as compensation expense over the vesting period of four years. In addition, the Company issued 10,000 warrants to acquire common shares at $6.00 per share to a third party as a finder's fee in connection with the acquisition. The fair value of these warrants has been included in direct transaction costs which are part of the total purchase price.

[Expressed in U.S. dollars, unless otherwise noted]

4. Loss per Share

Loss per share is computed by dividing net loss for the period by the weighted average number of shares outstanding for the period. Diluted loss per share is computed by dividing net loss by the weighted average number of shares outstanding and if dilutive, potential common shares using the treasury stock method. Potential common shares consist of stock options, restricted share units, stock appreciation rights and warrants for each period.

For the year ended December 31, 2006 and the nine months ended December 31, 2005, the Company had potential common shares which, due to the losses incurred, were considered anti-dilutive equity instruments. Accordingly, the effect of these instruments has not been reflected in computing diluted loss per share for the year ended December 31, 2006 and the nine months ended December 31, 2005.

The following table summarizes the different potential common shares that were outstanding as of December 31, 2006 and December 31, 2005 but were not included in the computation of diluted net loss as their effect would have been anti-dilutive. See note 14 for additional details.

	2006 \#	2005 \#
Stock options	4,112,059	3,797,757
Restricted share plan units	915,000	840,000
Stock appreciation rights	1,300,000	—
Warrants	1,261,174	200,000

5. Cash and Cash Equivalents

Cash and cash equivalents consist of the following as at December 31 for the following periods:

	2006 $	2005 $
Cash [i]	6,220,296	1,528,070
Money market funds [ii]	15,637,690	964,497
Unrestricted funds held in trust [iii]	78,892	2,982,485
	21,936,878	5,475,052

[i] Of this amount, $1,287,150 [Cdn$1,500,000] is held as security against the bank loan *[note 10]*.

[ii] Money market funds consist of a U.S. [$10,245,347] and a Canadian dollar account [Cdn$6,284,050] which earn interest at approximately 4% to 5%.

[Expressed in U.S. dollars, unless otherwise noted]

[iii] As at December 31, 2006, funds held in trust relate to monies held to fund costs for a subsidiary of the Company and monies held by underwriters to fund future expenditures. There are no restrictions related to monies held in trust. As at December 31, 2005, funds held in trust are related to net proceeds from private placements.

6. Short-term Investments

As at December 31, 2006, short-term investments consisted of investments in equity instruments with a market value of $28,008,115, and a guaranteed investment certificate with a cost plus accrued interest of $107,263 which matures on July 17, 2007 and bears interest at 3.6%.

7. Property, Plant and Equipment

The details of property, plant and equipment and the related accumulated amortization are set forth below as at December 31 for the following periods:

	2006		
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	507,217	155,049	352,168
Infrastructure equipment	773,198	139,861	633,337
Computer software	169,614	49,752	119,862
Furniture and fixtures	124,683	14,528	110,155
Leasehold improvements	58,386	4,420	53,966
	1,633,098	363,610	1,269,488

	2005		
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	225,459	80,216	145,243
Infrastructure equipment	220,433	12,226	208,207
Computer software	23,099	7,361	15,738
Furniture and fixtures	18,130	7,624	10,506
	487,121	107,427	379,694

Amortization expense related to the Company's infrastructure equipment for the year ended December 31, 2006 of $127,634 [nine months ended December 31, 2005 - $12,226] is included within direct broadcast operating costs on the consolidated statements of operations.

[Expressed in U.S. dollars, unless otherwise noted]

8. Intangible Assets

The details of intangible assets and the related accumulated amortization are set forth below as at December 31 for the indicated period:

	2006		
	Cost $	Accumulated amortization $	Net book value $
Contractual agreements	330,800	48,967	281,833
Trademarks, trade names and domain names	39,700	9,393	30,307
	370,500	58,360	312,140

Amortization expense related to the Company's contractual agreements with channel partners for the year ended December 31, 2006 of $35,959 [nine months ended December 31, 2005 - nil] is included within direct broadcast operating costs on the consolidated statements of operations.

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense over the next five years is as follows:

	$
2007	104,683
2008	97,165
2009	78,075
2010	31,592
2011	625

9. Other Assets

Other assets are comprised of long-term deposits related to rental premises, charge cards and other miscellaneous deposits.

10. Bank Loan

The Company has a $1,287,150 [Cdn$1,500,000] credit facility with a Canadian chartered bank in order to finance general corporate requirements, which has been fully drawn upon as of December 31, 2006. The loan is repayable on demand and bears interest at prime [6% as of December 31, 2006]. The loan is fully secured by cash in the amount of $1,287,150 [Cdn$1,500,000]. Subsequent to December 31, 2006, this loan has been fully repaid.

[Expressed in U.S. dollars, unless otherwise noted]

11. Due to Related Parties

The Company has entered into certain transactions and agreements in the normal course of operations with certain of its related parties as follows:

[i] Patstar Inc.

On occasion, Patstar Inc., a company controlled by the Company's current Chief Executive Officer and Chairman of JumpTV, receives reimbursement of expenditures incurred on behalf of JumpTV or by employees of JumpTV. The nature of these reimbursements relates to expenses that the Company has incurred in the normal course of business. The balances owing to Patstar Inc. related to these reimbursements outstanding as at December 31, 2006 and December 31, 2005 were $14,676 and $138,323, respectively. In addition, for the year ended December 31, 2006 and for the nine months ended December 31, 2005, included in the Company's selling, general and administrative expenses was rent expense of $47,818 and $42,416, respectively, that was paid to Patstar Inc. for the use of office space. All reimbursements and rent expense are recorded at the exchange amount.

[ii] Other related party transactions

On May 20, 2005, the Company entered into a consulting agreement for ongoing business and operations related to online television broadcasting with the former Chief Executive Officer of the Company for a term of four years ending May 20, 2009 at a cost of $150,000 per year with an annual bonus payable in cash and/or options at the sole discretion of the Company. During the year ended December 31, 2006, the Company paid and expensed $75,000 related to this consulting agreement [nine months ended December 31, 2005 – $87,500] which is included within selling, general and administrative expenses. On January 24, 2006, this consulting agreement was terminated and the Company paid a termination fee of $162,000 which is also included in selling, general and administrative expenses for the year ended December 31, 2006.

During the nine months ended December 31, 2005, the Company paid and expensed $950,000, regarding a bandwidth settlement, to a company owned by the former Chief Executive Officer of the Company. The expense is included in direct broadcast operating costs on the consolidated statements of operations for the nine months ended December 31, 2005.

As at December 31, 2005, a contract with one of the Company's bandwidth and Internet hosting service providers was held with a company controlled by the President of the Company. All amounts paid to this bandwidth and Internet hosting service provider were paid directly by the Company to the service provider and such amounts are included in direct broadcast operating costs on the consolidated statements of operations. During the year ended December 31, 2006, this contract was transferred to JumpTV from a company controlled by the President of the Company.

[Expressed in U.S. dollars, unless otherwise noted]

12. Commitments and Contingencies

Commitments

The Company has operating lease commitments for its premises in New York, United States, Mississauga and Toronto, Canada, Bogota, Colombia, Dubai, United Arab Emirates, Kingston, Jamaica, Kampala, Uganda and Singapore. In addition, the Company has operating leases for certain computer hardware and infrastructure equipment. Furthermore, the Company has marketing and content license fee commitments to channel partners. Future minimum annual payments per fiscal year [exclusive of taxes, insurance and maintenance costs] under these commitments are as follows:

	Marketing and license fees $	Operating leases $
2007	910,194	1,585,172
2008	731,024	1,073,736
2009	860,000	557,997
2010	208,500	490,597
2011	—	976,457
Thereafter	—	282,628
	2,709,718	4,966,587

As at December 31, 2006, the Company has the following outstanding letters of credit:

(i) $300,000 to secure the Company's obligations under an agreement entered into with an equipment financing company as described below (the "Equipment Lease"). The Equipment Lease, dated July 27, 2006, provides for an uncommitted leasing facility allowing the Company to purchase up to $650,000 worth of equipment which the Company will be obligated to repay by way of monthly payments. As at December 31, 2006, the Company has drawn upon $226,141 (Cdn$255,743) under this facility through equipment purchases.

(ii) $375,000 to secure the Company's obligations under certain corporate credit card accounts.

[Expressed in U.S. dollars, unless otherwise noted]

Contingencies

During the ordinary course of business activities, the Company may be contingently liable for litigation and a party to claims. Management believes that adequate provisions have been made in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of any such contingencies will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

13. Share Capital

Share capital consists of the following:

	December 31, 2006 $	December 31, 2005 $
Authorized		
Unlimited common shares, voting, no par value, discretionary non-cumulative dividend [2]		
Unlimited Class A common shares, voting, no par value, discretionary non-cumulative dividend [2]		
Unlimited Class B common shares, non-voting, no par value, discretionary non-cumulative dividends to a maximum annual amount equal to 8% of stated Class B capital [3]		
One Class C common share, non-voting, no par value, non-transferable and non-assignable, right to appoint one director to the board [1]		
Unlimited Class 1 Preference Shares, non-voting, no par value, discretionary partly cumulative or non-cumulative dividends		
Unlimited Class 2 Preference Shares, non-voting, no par value, discretionary partly cumulative or non-cumulative dividends		
Issued and outstanding		
Common shares		
December 31, 2006: Issued and outstanding: 34,821,121 [December 31, 2005: nil]	75,227,648	—
Class A common shares		
December 31, 2006: Issued and outstanding: nil [December 31, 2005: 16,245,556]	—	9,744,083
Class C common share		
December 31, 2006: Issued and outstanding: nil [December 31, 2005: 1]	—	1
	75,227,648	9,744,084

[Expressed in U.S. dollars, unless otherwise noted]

On September 2, 2005, the Company's Board of Directors authorized a 10-for-1 stock split of the Class A common shares. The stock split was effective on September 2, 2005 and the historical information disclosed within these consolidated financial statements and related notes has been adjusted retroactively to account for the stock split.

[1] On May 26, 2006, the Company filed Articles of Amendment to cancel its Class C common share.

[2] On July 7, 2006, the Company issued a Certificate of Arrangement giving effect to a plan of arrangement, pursuant to which [i] the authorized capital of JumpTV was increased by creating an unlimited number of common shares, [ii] each Class A share was exchanged for one common share, and [iii] the Class A shares of JumpTV were cancelled.

[3] On July 20, 2006, the Company issued a Certificate of Amendment cancelling JumpTV's existing class of Class B shares.

During the year ended December 31, 2006, the Company completed the following issuances of its Class A and common shares, excluding issuances relating to stock options, warrants and restricted share plan units *[note 14]*:

Date	#	$
February 8, 2006	566,000	1,415,000
February 9, 2006	600,000	1,500,000
February 17, 2006	513,000	1,282,500
February 28, 2006	1,054,000	2,617,811
March 14, 2006	13,734	34,335
March 31, 2006	287,250	1,149,000
July 10, 2006	32,800	180,400
August 10, 2006	12,000,000	48,528,346
August 30, 2006	1,273,500	5,707,632
	16,340,284	62,415,024

On August 10, 2006, in connection with the initial public offering ["IPO"] of the Company, the Company issued 13,273,500 common shares for net proceeds of $55,630,291 including the underwriters' over-allotment option.

[Expressed in U.S. dollars, unless otherwise noted]

14. Stock Option and Stock-Based Compensation Plans

[i] Stock option plans

2000 stock option plan [the "Old Plan"]

Effective July 2000, the Company sponsored a Directors, Officers, Employees and Consultants Stock Option Plan [the "Old Plan"], the purpose of which was to encourage directors, officers, employees and consultants to provide ongoing management or consulting services essential to the success of JumpTV.

The Old Plan allows for the Chief Executive Officer to determine the employees eligible for a grant of options and the number of shares, exercise price, vesting period and effective dates of the options. The options granted, since inception of the Old Plan, expire between five years and 10 years after the date on which the option is granted. The vesting periods of the options range from immediate to 10 years as determined by the Company's Chief Executive Officer. There was no limit of stock options that can be issued under the Old Plan.

A summary of stock option activity under the Old Plan is as follows:

	#	Weighted average exercise price $
Outstanding, December 31, 2005	2,073,106	0.36
Exercised	(1,772,420)	0.34
Cancelled	(300,686)	0.43
Outstanding, December 31, 2006	—	—

No additional stock options can be issued under this Old Plan.

[Expressed in U.S. dollars, unless otherwise noted]

2005 stock option plan [the "New Plan"]

On September 2, 2005, a new stock option plan [the "New Plan"] was created that applies to all future grants of options to directors, officers, employees and consultants of the Company or any entity controlled by the Company. The exercise price for any option granted under the New Plan will be determined by the 5-day average closing price of the Company's common shares prior to the date of grant but cannot be less than such a price. Prior to the Company completing its initial public offering, the exercise price of any stock options granted under the New Plan was determined by the Company's Board of Directors. Options are exercisable during a period established at the time of their grant provided that such period will expire no later than five years after the date of grant, subject to early termination of the option in the event the holder of the option dies or ceases to be a director, officer or employee of the Company or ceases to provide ongoing management or consulting services to the Company or entity controlled by the Company. The maximum number of common shares issuable upon exercise of options granted pursuant to the New Plan is equal to the greater of [i] 4,000,000 common shares; and [ii] 12.5% of the number of issued and outstanding common shares.

A summary of stock option activity under the New Plan is as follows:

	#	Weighted average exercise price $
Outstanding, December 31, 2005	1,724,651	1.80
Granted	2,670,963	3.95
Exercised	(39,275)	2.89
Cancelled	(244,280)	3.69
Outstanding, December 31, 2006	4,112,059	3.07

[Expressed in U.S. dollars, unless otherwise noted]

The following table summarizes stock option information of the New Plan as at December 31, 2006:

Exercise price $	Number of stock options outstanding #	Weighted average remaining contractual life [years]	Number of stock options exercisable #
1.80	1,662,254	3.38	649,286
2.50	1,289,501	4.23	284,876
4.00	316,627	4.26	49,824
5.00	100,000	4.61	8,333
5.82	100,000	4.68	6,250
6.00	171,177	4.37	26,714
6.08	111,000	4.84	6,938
6.43	301,500	4.94	—
7.16	60,000	4.85	1,250
	4,112,059	3.99	1,033,471

For all periods presented, the Company has applied the fair value recognition provisions of Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-Based Compensation and Other Stock-based Payments". In accordance with the provisions of Section 3870, amounts of $1,231,434 and $190,712 were recorded for total stock-based compensation expense related to stock options for the year ended December 31, 2006 and the nine months ended December 31, 2005, respectively. The weighted average exercise price of options exercisable as of December 31, 2006 was $2.29.

The weighted average fair value of all stock options granted during the year was $2.14 [December 31, 2005 - $1.00] based on the following assumptions for each respective period:

	Year ended December 31, 2006	Nine months ended December 31, 2005
Weighted average		
Exercise price of stock options granted	$3.95	$1.80
Expected volatility	72%	72%
Risk-free interest rate	4.52%	4.13%
Expected lives [years]	4	4
Dividend yield	nil	nil

[Expressed in U.S. dollars, unless otherwise noted]

In addition, the following table provides additional information on the options that were granted during the year:

Exercise Price of the Option	Weighted average exercise price $	Weighted average fair value $
Exercise price = Grant date fair value	2.97	1.70
Exercise price < Grant date fair value	5.96	3.58
Exercise price > Grant date fair value	6.34	2.98

[ii] Restricted share plan

On September 2, 2005, the Board of Directors approved a restricted share plan ["Restricted Share Plan"] that applies to all future grants of restricted shares to employees and consultants of the Company. Restricted share units give the holder the right to one common share for each vested restricted share plan unit. These awards vest on a monthly basis over a 48-month period. The maximum number of restricted shares issuable shall be no greater than the equivalent of 1,000,000 common shares.

A summary of restricted share activity under the Restricted Share Plan is as follows:

	#
Outstanding, December 31, 2005	840,000
Granted	150,000
Cancelled	(75,000)
Outstanding, December 31, 2006	915,000

[i] Restricted Share Plan units granted during the nine months ended December 31, 2005 commenced vesting on January 1, 2006.

During the year ended December 31, 2006, and the nine months ended December 31, 2005, the Company recognized stock-based compensation expense of $1,631,382 and nil, respectively, related to its Restricted Share Plan. In addition, the Company issued restricted stock units will a fair value of $26,622 which will be expensed in 2007. Prior to the IPO on August 10, 2006, stock-based compensation expense was based on the fair value of the Company's common shares as indicated through the most recent common share issuances. After August 9, 2006, compensation expense was determined based on the Company's closing market price on the TSX as at December 29, 2006 was $6.39 [Cdn$7.45] per common share. During the year ended December 31, 2006, 323,586 Restricted Share Plan units were vested and issued for common shares of the Company.

[Expressed in U.S. dollars, unless otherwise noted]

[iii] Warrants

The Company issued warrants that are convertible into common shares of the Company as follows:

On September 2, 2005, the Company granted 100,000 warrants to one of its directors related to consulting services provided. The warrants have an exercise price of $1.80 and vest monthly over a 48-month period. The warrants expire on September 2, 2009. The weighted average fair value of the warrants was estimated to be $1.02 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.85%; volatility of 72%; expected life of four years; and dividend yield of 0.0%. The total estimated fair value of $101,600 is being expensed over the period of service which is estimated to be four years. For the year ended December 31, 2006 and the nine months ended December 31, 2005, the Company expensed $25,400 and $13,222, respectively, which are included within stock-based compensation expense on the consolidated statements of operations.

In connection with the Company obtaining broadcast rights from a channel partner, the Company issued 100,000 warrants to purchase common shares of the Company. The warrants have an exercise price of $1.80 and vested immediately upon grant. The warrants expire five years from the date of grant. The weighted average fair value of the warrants was estimated to be $1.03 using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.49%; volatility of 72%; expected life of four years; and dividend yield of 0.0%. The total estimated fair value of $102,670 is capitalized and will be amortized to direct broadcast operating costs over the 35-month term of the related agreement. For the year ended December 31, 2006 and the nine months ended December 31, 2005, the Company expensed $35,198 and $5,867, respectively, which are included within direct broadcast operating costs on the consolidated statements of operations.

The Company is obligated to pay the channel partner an additional $3.00 less the exercise price of $1.80 [$120,000 in total] upon the channel partner surrendering for any unexercised warrants as at September 30, 2008. As at December 31, 2005, the Company accrued for the $120,000 within accrued license fees on the consolidated balance sheets and within direct broadcast operating costs on the consolidated statements of operations. During the year ended December 31, 2006, the Company reversed this accrual within direct broadcast operating costs upon the channel partner exercising all 100,000 warrants.

On June 5, 2006, the Company amended the terms of this channel partner agreement such that the Company was required to complete an IPO by August 15, 2006 as opposed to the original agreed upon date of June 30, 2006. In consideration of this amendment, the Company issued to the channel partner 7,500 warrants with an expiry of 5 years from the date of issuance at an exercise price of $6.00 per warrant.

[Expressed in U.S. dollars, unless otherwise noted]

On May 31, 2006, as part of the HVMedia asset purchase, two key employees of HVMedia received 75,000 warrants each at an exercise price of $4.97 [Cdn$5.50] per warrant *[note 3]*.

On August 10, 2006, the Company issued 663,674 warrants to its underwriters at an exercise price of $5.00 [Cdn$5.50] per warrant. Each warrant is exercisable into one common share of the Company and expires within two years. The fair value of these warrants in the amount of $1,394,313 has been recorded in share capital as a share issue cost.

On November 30, 2006, in connection with the Company obtaining broadcast rights from a channel partner, the Company issued 100,000 warrants to purchase common shares of the Company. The warrants have an exercise price of $6.23 which were 6/48ths vested on November 30, 2006 and vest 1/48 per month subsequently. The warrants expire five years from the date of grant. The weighted average fair value of the warrants was estimated to be $3.62 using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.45%; volatility of 72%; expected life of four years; and dividend yield of 0.0%. The total estimated fair value of $361,530 is being expensed to direct broadcast operating costs on the consolidated statements of operations over the 48-month term of the related agreement. For the year ended December 31, 2006 and the nine months ended December 31, 2005, the Company expensed $52,722 and nil, respectively, which are included within direct broadcast operating costs on the consolidated statements of operations.

In addition, during 2006, the Company issued 230,000 warrants to members of the Advisory Board of the Company at exercise prices of $4.00 to $6.00 per warrant. Each warrant is exercisable into one common share of the Company, vests over four years and expires after five years. The total estimated value of these warrants of $350,449 will be recorded to stock-based compensation expense over the 48-month vesting period of these warrants.

The total stock-based compensation expense related to warrants expensed during the year ended December 31, 2006 and the nine month period ended December 31, 2005 was $146,776 and $13,222, respectively.

[Expressed in U.S. dollars, unless otherwise noted]

The fair value of warrants was determined using the Black-Scholes option pricing model.

The following table summarizes the warrant information as at December 31, 2006:

Exercise price $	Number of warrants outstanding #	Weighted average remaining contractual life [years]	Number of warrants exercisable #
1.80	100,000	2.75	37,500
4.00	100,000	4.25	18,438
4.97	150,000	4.44	18,750
5.00	663,674	1.61	663,674
6.00	147,500	4.31	33,438
6.23	100,000	4.92	14,583
	1,261,174	2.82	786,383

The weighted fair value of the warrants granted during the year was $2.08 [December 31, 2005 - $1.02] based on the following assumptions for each respective period:

	Year ended December 31, 2006	Nine months ended December 31, 2005
Weighted average		
Exercise price of warrants granted	$5.14	$1.80
Expected volatility	72%	72%
Risk-free interest rate	4.80%	4.17%
Expected lives [years]	4	4
Dividend yield	nil	nil

[iv] Stock appreciation rights plan

On September 2, 2005, the Company established a stock appreciation rights plan ["SARS Plan"]. The maximum number of units that can be granted under the SARS Plan is equivalent to the greater of 1,500,000 or 5% of the aggregate number of issued and outstanding common shares. The exercise price shall be determined by the Board of Directors at the time of grant but in no event shall the exercise price be lower than the market price of the common shares at the time of the grant. Each unit granted under the SARS Plan has a maximum life of five years from the date of the grant. The SARS Plan provides the unitholder the right to settle the award as follows:

[Expressed in U.S. dollars, unless otherwise noted]

[1] Receive cash compensation less the exercise price or to purchase or receive an equivalent number of common shares, less the exercise price;

[2] In lieu of receiving a cash settlement, the unitholder can elect to receive a number of common shares equal to the fair value of the common shares less the exercise price divided by the market value of the common shares from treasury; or

[3] Elect to pay the Company the exercise price and receive common shares equal to the number of units granted under the SARS Plan from treasury.

The Board has discretionary authority to accept or reject a cash payment request in whole or in part.

During the year ended December 31, 2006, the Company granted 1,300,000 units under the SARS Plan at a weighted average exercise price of $4.15.

Prior to the IPO on August 10, 2006, stock-based compensation expense was based on the change in the fair value of the Company's common shares as indicated through the most recent common share issuances. After August 9, 2006, stock-based compensation expense was determined based on the Company's closing market price on the TSX which as at December 29, 2006 was $6.39 [Cdn$7.45] per common share. Accordingly, the Company recognized stock-based compensation expense of $1,087,760 for the year ended December 31, 2006 related to outstanding units granted under the Company's SARS Plan. No stock-based compensation expense had been recognized in previous periods.

[Expressed in U.S. dollars, unless otherwise noted]

In summary, as at December 31, 2006 and December 31, 2005, the number of common shares of the Company reserved for issuance is as follows:

	Exercise price $	Expiry/ vesting	As at December 31, 2006 #	As at December 31, 2005 #
Stock options				
2000 stock option plan	0.06 - 0.09	October 2007 - December 2008	—	143,316
[note 14[i]]	0.16 - 0.24	February 2006	—	29,790
	0.25 - 0.36	August 2007	—	400,000
	0.37 - 0.50	April 2009 - September 2014	—	1,500,000
2005 stock option plan	1.80	June 2006 - November 2010	1,662,254	1,724,651
[note 14[i]]	2.50	March 2011	1,289,501	—
	4.00	April 2011	316,627	—
	5.00	August 2011	100,000	—
	5.82	September 2011	100,000	—
	6.00	April 2011 – June 2011	171,177	—
	6.08	November 2011	111,000	—
	6.43	December 2011	301,500	—
	7.16	November 2011	60,000	—
Restricted share units *[note 14[ii]]*	—	July 2009 - March 2010	915,000	840,000
Warrants *[note 14[iii]]*	1.80 - 6.23	September 2009 - November 2011	1,261,174	200,000
Stock appreciation rights *[note 14[iv]]*	4.00 - 6.00	April 2011	1,300,000	—
			7,588,233	4,837,757

[Expressed in U.S. dollars, unless otherwise noted]

15. Supplemental Cash Flow Information

During the year ended December 31, 2006 and the nine months ended December 31, 2005, there were no interest or taxes paid by the Company.

Excluded from the consolidated statements of cash flows are the following non-cash transactions:

For the year ended December 31, 2006:

[i] reclassification of amounts from contributed surplus to share capital in regards to the exercise of stock options and warrants of $517,156.

For the nine months ended December 31, 2005:

[i] issuance of 100,000 common share warrants with an estimated fair value of $102,670 to a channel partner *[note 14[iii]]*.

[ii] reclassification of amounts from contributed surplus to share capital in regards to the exercise of stock options of $67,799.

[iii] issuance of 105,000 stock options to a director of the Company with an estimated fair value of $80,346 related to the issuance of common shares *[note 14[i]]*.

[iv] issuance of 3,000,000 common shares upon conversion of the special warrants for $750,000 *[note 14[iii]]*.

[Expressed in U.S. dollars, unless otherwise noted]

16. Income Taxes

Future income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's future tax assets and liabilities are as follows:

	2006 $	2005 $
Tax basis in excess of book value	3,507,144	39,077
Non-capital loss carryforwards	7,302,206	1,786,278
Total future tax assets	10,809,350	1,825,355
Valuation allowance for future tax assets	(10,809,350)	(1,825,355)
Net future tax asset	—	—

The reconciliation of income taxes at the statutory rates of 33% and 35%, respectively to the provision for income taxes is as follows:

	Year ended December 31, 2006 $	Nine months ended December 31, 2005 $
Income tax recovery at combined federal and provincial rate	(8,432,093)	(1,618,224)
Stock-based compensation	1,352,126	66,883
Non-deductible items	28,372	5,680
Amortization of intangible assets	14,590	—
Reserves	15,510	19,835
Foreign losses not benefited	804,324	—
Foreign tax rate differential	(123,906)	—
Revaluation of future tax assets [impact of rate adjustment]	109,505	(32,715)
Valuation allowance	6,276,872	1,575,341
	45,300	16,800

The Company has approximately Cdn$22,128,000 in Canadian non-capital tax losses available to be applied against future years' income which expire as follows:

	Canadian $
2008	230,000
2009	316,000
2010	198,000
2011	—
2012 to 2026	21,384,000
	22,128,000

Due to the losses incurred since inception and expected future operating results, in accordance with CICA Handbook Section 3465, "Income Taxes", a 100% valuation allowance has been recorded against the Company's future tax assets as it is more likely than not that the future tax asset resulting from the tax losses available for carryforward will not be realized through the reduction of future income tax payments.

17. Financial Instruments

The Company's financial instruments are comprised of cash and cash equivalents, other receivables, deposits, accounts payable and other accrued liabilities, a bank loan, amounts due to related parties, accrued license fees, accrued professional fees, accrued stock appreciation rights and deferred revenue.

Fair value of financial instruments

Fair value of a financial instrument is defined as the amount for which the instrument could be exchanged in a current transaction between willing parties. The estimated fair value of our financial instruments approximates their carrying value due to the short maturity term of these financial instruments.

Risks associated with financial instruments

[i] Currency risk

The Company's activities which result in exposure to fluctuations in foreign exchange rates consist of its customer billings being in U.S. dollars and the majority of expenses being paid in foreign currencies. The Company does not use derivative financial instruments to reduce its currency risk.

[ii] Supplier risk

For the year ended December 31, 2006, approximately 30% (nine months ended December 31, 2005 - 40%) of channel license fees were paid to two channel partners.

[Expressed in U.S. dollars, unless otherwise noted]

(iii) Interest rate risk

The Company is exposed to interest rate risk on its invested cash and cash equivalents and its bank loan. The interest rates on these instruments are based on the bank's prime rate and therefore are subject to change with the market. The Company does not use derivative financial instruments to reduce its interest rate risk.

18. Segmented Information

The Company has one operating segment and one reportable segment, online broadcasting of international ethnic television channels over the Internet on a subscription basis. Substantially all of the operations of the Company are directly engaged in or support this operating segment.

The following table presents the Company's revenue by geographical region based on location of the Company's subscribers:

	Year ended December 31, 2006 %	Nine months ended December 31, 2005 %
United States	53	56
Europe	23	21
Canada	10	11
Rest of world	14	12
	100	100

The following table presents the geographical location of the Company's long-lived assets:

	December 31, 2006 %	December 31, 2005 %
United States	24	37
Europe	8	27
Canada	39	28
Trinidad and Tobago	25	—
Rest of world	4	8
	100	100

19. Subsequent Events

[i] On January 5, 2007, the Company completed the acquisition of all of the outstanding shares of Sports International Group LLC, the owner of www.SportsYa.com. Pursuant to this acquisition, the Company issued a total of 521,345 common shares. These shares have been listed on the TSX and have been admitted for trading on AIM.

[ii] On February 23, 2007, the Company issued 13,043,479 common shares for total proceeds of approximately $101,000,000 [approximately Cdn$117,000,000]. The net proceeds of this issue are estimated to be approximately $93,000,000 net of the estimated issue expenses and underwriters' fees.

RECEIVED

2007 JUN 27 A 5:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, G. Scott Paterson, Chief Executive Officer of **JumpTV Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **JumpTV Inc.**, (the issuer) for the interim period ending **March 31, 2007;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 15, 2007

"G. Scott Paterson"
G. Scott Paterson
Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Kriss Bush, Chief Financial Officer of **JumpTV Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **JumpTV Inc.**, (the issuer) for the interim period ending **March 31, 2007;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 15, 2007

"Kriss Bush"
Kriss Bush
Chief Financial Officer

FORM 52-109F1 - CERTIFICATION OF ANNUAL FILINGS

I, Kriss Bush, the **Chief Financial Officer** of **JumpTV Inc.,** certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Annual Filings*) of **JumpTV Inc.** (the issuer) for the annual period ending **December 31, 2006;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuers to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 28, 2007

"Kriss Bush"
Kriss Bush
Chief Financial Officer

FORM 52-109F1 - CERTIFICATION OF ANNUAL FILINGS

I, G. Scott Paterson, the **Chief Executive Officer** of **JumpTV Inc.,** certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Annual Filings*) of **JumpTV Inc.** (the issuer) for the annual period ending **December 31, 2006;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuers to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 28, 2007

"G. Scott Paterson"
G. Scott Paterson
Chief Executive Officer

JUMPTV

JUMPTV INC.

FISCAL 2006

FORM 51-102F1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006 AND THE NINE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion & Analysis ("MD&A") of JumpTV Inc's (the "Company" or "JumpTV") financial condition and results of operations, prepared as of March 22, 2007, should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the year ended December 31, 2006 and the nine months ended December 31, 2005, which have been prepared in accordance with Canadian generally accepted accounting principles. For additional information and details, readers are referred to the Company's Annual Information Form (AIF) for 2006 which can be found on www.sedar.com. All dollar amounts are in U.S. dollars unless stated otherwise.

Our MD&A is intended to enable readers to gain an understanding of JumpTV's current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current year to those of the preceding nine month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions regarding forward looking statements

This MD&A contains certain forward-looking statements, which reflect Management's expectations regarding the Company's growth, results of operations, performance and business prospects and opportunities.

Statements about the Company's future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect Management's current beliefs and are based on information currently available to Management.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Risk Assessment" section of this MD&A.

Summary Description of the Business

JumpTV operates at the intersection of two growth sectors of the media industry: (1) IPTV (Internet Protocol Television), and (2) ethnic media services.

JumpTV is the world's leading subscription-based broadcaster of ethnic television over the Internet as measured by number of channels. JumpTV considers ethnic television to be television that is directed at a specific diaspora community as determined by a shared nationality, language or culture, generally excluding communities for which English is the primary language.

As at December 31, 2006, the Company has entered into license agreements with television broadcasters (referred to as "channel partners") representing more than 254 channels from over 70 countries which give JumpTV rights, generally on an exclusive world-wide basis, to broadcast each channel partner's live linear television feed over the Internet in return for a share of the Company's revenue from subscriptions to, and advertising by JumpTV on, its related channels. As of December 31, 2006, 202 channels were available for subscription through the Company's website. Additional channels are being commercially launched on the Company's website on an ongoing basis. JumpTV's objective is to significantly grow the number of channels offered by the Company in 2007.

JumpTV makes its channel partners' live linear feeds available, generally on a monthly subscription basis, through single-channel offerings ("a la carte" monthly pricing ranging from $5.95 to $9.95) and, increasingly, multi-channel packages ("bundled" monthly pricing ranging from $10.95 to $38.00). In addition, JumpTV is in the process of introducing longer term (multiple months) subscriptions for its subscribers, where a la carte prices are expected to range in price from $24.94 to $64.95 for three-month subscriptions. The Company's subscriptions and products are priced in US dollars, generally on a monthly basis in advance, principally using credit cards. In the future, the Company plans to offer its subscribers the ability to pay in multiple currencies.

As of December 31, 2006, JumpTV had approximately 24,500 subscribers (based on the number of credit cards used to make purchases) that have purchased approximately 28,000 channels and bundled subscriptions.

For the year ending December 31, 2006, JumpTV had subscribers in over 90 countries with approximately 53% of its subscribers residing in the United States, 23% of its subscribers residing in Western Europe and 10% residing in Canada. JumpTV plans to increase its marketing efforts in 2007, which will be focused principally on North America and Western Europe. The bulk of the Company's subscriber acquisition efforts to date have targeted Internet search engine marketing and optimization and the Company expects that focus to continue.

JumpTV believes the primary subscriber candidates for JumpTV channel offerings are ethnic expatriates and immigrants seeking to stay in touch with content from their countries of origin, including sports, news and general entertainment programming. Ethnic television channels available on cable and satellite platforms outside the home countries of such channels have proven to command premium pricing given the relative inaccessibility of such content through other distribution platforms.

Under the Company's channel partner agreements, JumpTV has licensed the rights to stream, predominantly on an exclusive world-wide basis and generally for a four-year term, the channel partners' live linear television feeds using Internet protocol ("IP"). Generally, the Company's channel partner agreements provide for the repurposing (i.e. using or converting the live streams or other content into other formats) and offering of the channel partners' content for viewing on a video on demand, personal video recording and pay per view basis at variable pricing.

To complement its marketing and distribution efforts, JumpTV has developed and continues to execute on its strategy of partnering with leading Internet service providers and major Internet portals as well as mobile telephony providers and niche re-distributors such as real estate owners, hotels, and airlines to name a few. The benefit of these partnerships for the Company is twofold: (i) through their entrenched and far reaching brands, they provide a wide marketing breadth through which large numbers of potential customers are exposed to JumpTV's products and services; and (ii) distribution efficiencies whereby the partner can deliver JumpTV's content to partner's existing user base using their existing delivery networks and infrastructure and thus eliminating the need for JumpTV to incur said delivery costs.

It is JumpTV's policy to be globally intellectual property rights compliant. As part of the channel partner agreements, the Company's channel partners are contractually required to advise the Company when content for which they do not hold the international distribution rights is scheduled to be aired and delivered to JumpTV as part of the channel partner agreement to enable JumpTV to substitute compliant content in the place of content that is not Digital Rights Management ("DRM") compliant. JumpTV relies significantly on its channel partners to ensure that the content broadcast by the Company does not infringe on the intellectual property rights of others.

To complement the Company's core product offering, JumpTV is pursuing a content acquisition strategy, which, if successful, will permit JumpTV to offer its subscribers radio streams, as well as sports, music, movies, animation and other television programming relevant to their particular language, country and culture acquired directly from the producers of this programming.

In addition to its subscription strategy, in 2007 the Company may test an advertising supported model on a selective regional basis. JumpTV believes that it is well positioned to capitalize on this advertising opportunity given the ability to identify, through Internet Protocol, detailed individual viewership patterns, demographic profiles and geographic locations. JumpTV will continue to assess the merits of an advertising supported revenue model under which channels,would be made available free to viewers on a selective regional basis.

JumpTV has developed an IP-based delivery infrastructure to stream the live linear feeds of the Company's channel partners to subscribers around the world (the "JumpTV Delivery Infrastructure"). The JumpTV Delivery Infrastructure combines both proprietary and third party elements that we believe are optimal for the broadcasting of IP-based television signals to a global audience. The JumpTV Delivery Infrastructure consists of a network of primarily outsourced satellite downlink facilities, third party broadband providers and owned and outsourced distribution servers across North America, Europe, the Middle East, Latin America, Asia and Africa. The Company anticipates continuing to invest significantly in the Company's delivery infrastructure as the Company continues to grow.

To complement its core business and related organic growth, the Company intends to expand its business model through a global acquisition strategy. As such, JumpTV intends to continue its strategy of acquiring businesses that are complementary to the Company's current operations and its strategic direction. There can be no guarantees however, that the Company will be successful in acquiring any such businesses or that any such acquisitions will add value to the Company and its shareholders over time. See "Risk Assessment".

JumpTV has offices located in Toronto, Dubai, London, New York, and Bogota and representative offices in Bangkok, Amman, Singapore, Kampala and Sao Paolo.

Key Performance Indicators

In addition to the results reported in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various key performance measures, which are not recognized under Canadian GAAP, as supplemental indicators of the Company's operating performance and financial position. These operational measures are provided to enhance the reader's understanding of the Company's operational performance.

In addition, such terms as "ARPU", "SAC", "churn", "subscribers" and "subscriptions" are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies. The following discussion explains the Company's use of these measures of performance.

JumpTV is not aware of any uniform standards for calculating ARPU, Churn or Subscriber Acquisition Costs and we believe that JumpTV's presentations of such indicators may not be calculated consistently with other companies in the same or similar business. ARPU, Churn and Subscriber Acquisition Costs are measures of operational performance and not measures of financial performance under GAAP.

ARPU (Average Revenue per User)

We calculate average revenue per subscriber, or "ARPU", by dividing total subscriber-related revenues for a period by JumpTV's average subscribers for that period. Average JumpTV subscribers for a period are calculated by adding the average JumpTV subscribers for each month and dividing by the number of months in the period. Average JumpTV subscribers for each month are calculated by adding the beginning and ending JumpTV subscribers for the month and dividing by two.

Churn

JumpTV calculates percentage monthly subscriber turnover, or "Churn", by dividing the number of JumpTV subscribers who cancel service during each month by total JumpTV subscribers as of the beginning of each month. We calculate churn over a given period by adding the monthly churn for the period and dividing by the number of months in that period.

SAC (Subscriber Acquisition Costs)

JumpTV calculates Subscriber Acquisition Costs, or "SAC", by dividing total subscriber acquisition costs incurred by JumpTV for a period by the number of gross new subscribers that JumpTV acquired during that period.

KEY PERFORMANCE INDICATORS (KPIs)

KPI	As at December 31, 2006	Quarterly Growth %	As at September 30, 2006	Quarterly Growth %	As at June 30, 2006	Quarterly Growth %	As at March 31, 2006	Quarterly Growth %	As at December 31, 2005
Total Subscribers	24,554	11.5%	22,019	34.9%	16,319	26.1%	12,943	11.9%	11,572
Total Subscriptions	28,138	17.8%	23,885	31.8%	18,119	30.8%	13,850	12.1%	12,361
Channels signed to date	254	12.9%	225	10.3%	204	47.8%	138	35.3%	102

KPI	Q4	Quarterly Change %	Q3	Quarterly Change %	Q2	Quarterly Change %	Q1
ARPU	$11.04	17.1%	$9.43	(8.5%)	$10.31[1]	4.6%	$9.86 [1]
SAC	$39.21	79.9%	$21.80	(27.3%)	$30.00	108.6%	$14.38
Churn	26.9%	18.0%	22.8%	44.5%	15.8%	(1.2)%	16.0%

[1] The Company reported an ARPU of $9.68 and $9.91 for the three months ended March 31, 2006 and June 30, 2006, respectively, in our respective quarterly filings by dividing total subscriber-related revenues for the period by the average subscribers for that period. Average subscribers for the period were calculated by adding the total subscribers at the end of each month and by dividing by the number of months in the period. We have adjusted this figure to $9.86 and $10.31, respectively, to be consistent with the revised definition of average subscribers. This definition states that ARPU is calculated by dividing total subscriber-related revenues for a period by JumpTV's average subscribers for that period. Average JumpTV subscribers for a period are calculated by adding the average JumpTV subscribers for each month and dividing by the number of months in the period. Average JumpTV subscribers for each month are calculated by adding the beginning and ending JumpTV subscribers for the month and dividing by two.

KPI	Year ended December 31, 2006	Nine months ended December 31, 2005
ARPU	$ 10.23	$ 10.84 (1)
SAC	$ 28.67	$ 8.25
Churn	20.4%	18.0%

(1) The Company reported an ARPU of $10.87 for the nine months ended December 31, 2005 in the Company's prospectus dated August 1, 2006 by dividing total subscriber-related revenues for the period by the average subscribers for that period. Average subscribers for the period were calculated by adding the total subscribers at the end of each month and by dividing by the number of months in the period. We have adjusted this figure to $10.84 to be consistent with the revised definition of average subscribers. This definition states that ARPU is calculated by dividing total subscriber-related revenues for a period by JumpTV's average subscribers for that period. Average JumpTV subscribers for a period is calculated by adding the average JumpTV subscribers for each month and dividing by the number of months in the period. Average JumpTV subscribers for each month are calculated by adding the beginning and ending JumpTV subscribers for the month and dividing by two.

The Company has experienced a significant increase in subscribers and subscriptions from 11,572 as of December 31, 2005 to 24,554 as of December 31, 2006. This subscriber and subscription growth arose from increased marketing and improvements in user experience through the launch of our new website and platform, Jump 3.0. During the year ended December 31, 2006, JumpTV's ARPU decreased to approximately $10.23 from approximately $10.84 for the nine months ended December 31, 2005, which the Company attributes to various marketing promotions which offered subscriptions at discounted prices.

Subscriber Acquisition Costs increased in the year ended December 31, 2006 to approximately $28.67 from $8.25 for the nine months ended December 31, 2005 as the Company increased its marketing expenditures principally in respect of search engine marketing and search engine optimization. The Company expects that search engine marketing and optimization will continue to be the focus of its marketing efforts in the immediate future.

Churn for the year ended December 31, 2006 increased to approximately 20.4% from approximately 18.0% for the nine months ended December 31, 2005. The Company attributes the increase in its churn rate to its marketing promotion that offered seven-day subscriptions to a single channel for an initial price of $0.99 that resulted in the following behaviour or pattern: (a) most individuals who signed up for this promotion subscribing to take advantage of the initial promotion price and then cancelling their subscription once the initial promotion price expired, and (b) some individuals who signed up for this promotion rotating in and out of the promotion in order to maintain constant valid account status.

Churn was also affected by subscribers upgrading from individual channels to channel packages during the period. JumpTV has accelerated the introduction in recent months of multi-channel packages and many subscribers have cancelled their single channel subscription in favour of the multi-channel offering resulting in a churn of that subscriber. In future periods, the Company expects to account for these upgrades such that churn will be more accurately reflected.

In 2007, the Company will likely introduce additional Key Performance Indicators to track advertising-supported elements of its business.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information set out below for the year ended December 31, 2006, the nine months ended December 31, 2005 and the year ended March 31, 2005 and as of December 31, 2006, December 31, 2005 and March 31, 2005 has been derived from the Company's audited consolidated financial statements and accompanying notes posted on www.sedar.com. Readers should read the following information in conjunction with those statements and related notes.

	Year ended, December 31, 2006	Nine months ended, December 31, 2005	Year ended, March 31, 2005
	$	$	$
Income Statement Data:			
Revenue, net	2,061,031	1,081,268	745,405
Direct broadcast operating costs	(2,569,648)	(1,518,978)	(230,717)
Net loss for the period	(25,597,096)	(4,631,070)	(163,731)
Basic and diluted loss per share	(0.99)	(0.35)	(0.02)

	December 31, 2006	December 31, 2005	March 31, 2005
	$	$	$
Balance Sheet Data:			
Cash and cash equivalents	21,936,878	5,475,052	1,130,270
Short-term investments	28,115,378	-	74,462
Total assets	53,860,544	6,149,886	1,295,285
Non-current liabilities	18,502	120,000	-
Total liabilities	7,104,184	1,615,420	406,336
Share capital	75,227,648	9,744,084	1,036,648
Total shareholders' equity	46,756,360	4,534,466	888,949

(1) In November 2005, the Board of Directors approved a change to JumpTV's fiscal year end from March 31 to December 31, effective 2005. As a result of the change, JumpTV is reporting a nine month transition period ended December 31, 2005. Accordingly, the results for the nine months ended December 31, 2005 are not comparable with the results for the years ended March 31, 2005 and December 31, 2006.

(2) On August 10, 2006, in connection with the initial public offering ("IPO") of the Company, the Company issued 13,273,500 common shares for net proceeds of $55,630,291 including the underwriters' over-allotment option. Accordingly, cash and cash equivalents, short-term investments, share capital and total shareholders' equity have all increased significantly between December 31, 2005 and December 31, 2006.

Key Financial Measures

JumpTV measures the success of its strategies using a number of key financial measures which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Revenue

The primary source of revenue recognized to date comprises revenue earned from subscription fees. JumpTV makes its channel partners' live linear feeds available, generally on a monthly subscription basis through single-channel offerings ("a la carte" monthly pricing from $5.95 to $9.95), and through multi-channel packages ("bundled" monthly pricing ranging typically from $10.95 to $38.00). In addition, JumpTV is in the process of introducing longer term (multiple months) subscriptions for its subscribers, where a la carte prices are expected to range in price from $19.95 to $24.95 and bundled packages are expected to range from $24.95 to $64.95 for three-month subscriptions. The Company's subscriptions and products are priced in U.S. dollars, generally paid on a monthly basis in advance, principally using credit cards. In the future, the Company plans to offer its subscribers the ability to pay in multiple currencies. As payments are received in advance, a portion of monthly subscription revenue for which the services have not been completed is deferred until the following month.

Revenue is recorded net of refunds. Revenue is considered earned as the period of service related to the customer billing or payment received in advance elapses.

Direct Broadcast Operating Costs

Direct broadcast operating costs include costs incurred to suppliers who provide bandwidth, co-location and hosting, as part of the Company's network delivery infrastructure, for streaming live linear television feeds to JumpTV subscribers in over 90 countries. Bandwidth costs vary from period to period, as they are based primarily on usage which is a non-controllable and variable factor. The Company purchases bandwidth in fixed amounts and must pay for capacity utilization over set minimums. Also included in these costs are co-location charges which relate to infrastructure costs that are used in both signal acquisition and distribution.

Also included in direct broadcast operating costs are channel licensing costs, which represent consideration paid to JumpTV's channel partners for Internet broadcast rights. Pursuant to the Company's channel partner agreements, the channel partners generally receive license fees calculated as a specified percentage (approximately 23% on average) of the gross subscription revenue received each month by JumpTV for subscriptions to the applicable channels. A small number of channel partners, primarily with agreements signed before May 2005, generally receive license fees calculated as a specified dollar amount for each subscriber in respect of the applicable channels. When the Company generates advertising revenue in future periods, then channel partners will be entitled to receive a specified percentage (generally 30%-35% on average) of the gross revenue generated by JumpTV for advertisements in respect of the applicable channels.

Amortization of the Company's infrastructure equipment and contractual agreements is included within direct broadcast operating costs.

Selling, General and Administrative Costs

Selling, general and administrative costs include:

- *Draws & Commissions (formerly referred to as "Success Fees")* – members of the Channel and Subscriber Acquisition Group have historically been granted payments based on business development activities. These payments - sometimes referred to internally as "draws", "bonuses", "success fees" or "commissions" (collectively referred to herein as "Draws & Commissions") have in the past been primarily related to individual and team efforts to secure channel partner agreements and content distribution agreements. A small number of sales agents have fixed commission arrangements, but the vast majority of Draws & Commissions are determined at the discretion of Management;

- *Travel* – relates to travel expenses primarily for members of the Channel and Subscriber Acquisition Group who travel throughout the world to source and develop new channel partner and content distribution relationships, and inter-office travel;
- *Rent* – represents fees paid for leased offices;
- *Professional fees* – comprise legal and accounting costs;
- *Wages and benefits* – the Company currently employs both full-time and part-time employees;
- *Subcontracting* – for various services provided by consultants, and independent contractors throughout the world. Included in this figure are payments made to certain consulting/subcontracting entities related to members of management who are not compensated as employees; and
- *Marketing* – the Company incurs expenses for both global and local marketing programs that focus on various target ethnic communities. These initiatives include both on-line and offline marketing expenditures. These expenditures also include search engine marketing and search engine optimization.

JumpTV expects that selling, general and administrative costs will increase in the future as JumpTV incurs additional costs related to the growth of its business and costs associated with operating as a public company, including the costs of public reporting and supporting increased compliance requirements.

Stock-based Compensation

The Company accounts for all stock options and warrants using a fair value-based method. The fair value of each stock option and warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model and the related stock-based compensation expense is recognized over the vesting period. The offsetting entry is an increase to contributed surplus for an amount equal to the stock-based compensation expense related to the issuance of stock options. Upon exercise, the proceeds of the options and warrants together with the fair value recorded in contributed surplus are reclassified to share capital.

Stock appreciation rights give the holder the right to elect to either receive cash in an amount equal to the excess of the quoted market price over the stock appreciation right price or to receive common shares equal to the fair value of the common shares less the exercise price divided by the market value of the common shares from treasury or receive common shares by making a cash payment equal to the exercise price. The Company's Board of Directors has discretionary authority to accept or reject a cash payment request in whole or in part. Stock-based compensation expense is calculated as the amount by which the quoted market price exceeds the option price with ongoing measurement of the outstanding liability. The liability is entitled accrued stock appreciation rights and is classified as a current liability on the consolidated balance sheets. If the holder elects to purchase common shares, the liability is credited to contributed surplus.

Restricted share units give the holder the right to one common share for each vested restricted share plan unit. These awards vest on a monthly basis over the vesting period which is four years. Stock-based compensation expense related to restricted share units is accrued over the term of the vesting period based on the expected market value of the shares when the shares are issued, which generally coincides with the period that vesting occurs.

Year ended December 31, 2006 compared to the Nine months ended December 31, 2005

	2006	2005	Change
Revenue	$ 2,061,031	$ 1,081,268	$ 979,763
Direct broadcast operating costs	(2,569,648)	(1,518,978)	(1,050,670)
	(508,617)	(437,710)	(70,907)
Other costs and expenses			
Selling, general and administrative	21,690,938	3,990,732	17,700,206
Stock-based compensation	4,097,351	203,934	3,893,417
Amortization of property, plant and equipment	128,549	27,939	100,610
Amortization of intangible assets	22,401	-	22,401
	25,939,239	4,222,605	21,716,634
Loss before the following	(26,447,856)	(4,660,315)	(21,787,541)
Loss (gain) on foreign exchange	186,990	(4,391)	191,381
Interest income	(1,083,050)	(41,654)	(1,041,396)
Loss before income taxes	(25,551,796)	(4,614,270)	(20,937,526)
Provision for income taxes	45,300	16,800	28,500
Net loss for the period	$ (25,597,096)	$ (4,631,070)	$ (20,966,026)
Loss per share - basic and diluted	$ (0.99)	$ (0.35)	$ (0.64)
Weighted average number of shares outstanding - basic and diluted	25,848,396	13,162,916	12,685,480

Revenue

Revenue increased from $1,081,268 for the nine months ended December 31, 2005 to $2,061,031 for the year ended December 31, 2006. The increase was due primarily to the increase in subscribers and the number of subscribers purchasing multi-channel packages. Refunds have not had a material effect in the determination of revenue recognized in either period.

Direct Broadcast Operating Costs

Direct broadcast operating costs increased from $1,518,978 for the nine months ended December 31, 2005 to $2,569,648 for the year ended December 31, 2006. During the year ended December 31, 2006, there was an overall increase in direct broadcast operating costs due to an increase in the number of channels being streamed and the increase in the number of subscribers. For the year ended December 31, 2006 the Company incurred approximately 22% of revenue in channel licensing fees to its channel partners, which is consistent with 22% for the nine months ended December 31, 2005. Furthermore, the Company included amortization in the amount of $127,634 on its infrastructure equipment and $35,959 on its intangible assets during the year ended December 31, 2006 as compared to $12,226 and nil, respectively during the nine months ended December 31, 2005.

Selling, General and Administrative Costs

Selling, general and administrative costs increased from $3,990,732 for the nine months ended December 31, 2005 to $21,690,938 for the year ended December 31, 2006. The increase was due to the following:

- Wages and benefits increased from $289,777 for the nine months ended December 31, 2005 to $5,088,025 for the year ended December 31, 2006, as the number of employees being paid increased from 23 at December 31, 2005 to over 100 at December 31, 2006.
- Subcontracting/consulting increased from $825,548 for the nine months ended December 31, 2005 to $4,225,642 for the year ended December 31, 2006. The increase was due to the increase in expenditures to third parties for technology development.
- Draws & Commissions increased from $1,242,909 for the nine months ended December 31, 2005 to $1,316,415 for the year ended December 31, 2006. Draws and commissions were paid to individuals who Management determined were primarily responsible for new channel partner agreements.
- Travel increased from $503,277 for the nine months ended December 31, 2005 to $1,988,288 for the year ended December 31, 2006. The primary reason for the substantial increase was travel expenses incurred in connection with the signing of new channel partner agreements throughout the world and to a lesser extent travel between offices.
- Professional fees increased from $300,390 for the nine months ended December 31, 2005 to $1,585,112 for the year ended December 31, 2006. The increase was due to fees associated with public company compliance and increased legal and audit fees due to increased commercial activity.
- Rent increased from $96,847 for the nine months ended December 31, 2005 to $531,397 for the year ended December 31, 2006. The increase was due to the opening of offices in Mississauga, Dubai, London, and representative offices in Bangkok, Amman, Singapore, Kampala and Sao Paolo. The office located in Mississauga was a temporary office that was closed subsequent to December 31, 2006.
- Marketing expenditures increased from $146,054 for the nine months ended December 31, 2005 to $1,668,626 for the year ended December 31, 2006. The increase was primarily due to marketing expenditures principally in respect of search engine marketing and search engine optimization efforts.

Loss (Gain) on Foreign Exchange

For the year ended December 31, 2006, JumpTV incurred a foreign exchange loss of $186,990 as compared to a gain of $4,391 for the nine months ended December 31, 2005. The change was primarily due to translation of balance sheet items from their respective currencies to the Company's reporting currency, US dollars.

Stock-based Compensation

Stock-based compensation expense increased from $203,934 for the nine months ended December 31, 2005 to $4,097,351 for the year ended December 31, 2006. The increase was primarily due to compensation costs recognized on restricted share plan units in the amount of $1,631,382 and stock appreciation rights of $1,087,761 for which no expense was recorded in the nine months ended December 31, 2005. In addition, compensation costs related to stock options increased by $1,040,722 for the year ended December 31, 2006 as compared to the nine-months ended December 31, 2005.

Interest Income

Interest income increased from $41,654 for the nine months ended December 31, 2005 to $1,083,050 for the year ended December 31, 2006. The substantial increase was due to an increase in funds in the Company's interest-bearing cash accounts as a result of the Company's IPO in August 2006.

Amortization of property, plant and equipment

Amortization increased from $27,939 for the nine months ended December 31, 2005 to $128,549 for the year ended December 31, 2006. The increase was primarily due to the purchase of office related computer equipment during the year.

Amortization of intangible assets

Amortization increased from nil for the nine months ended December 31, 2005 to $22,401 for the year ended December 31, 2006. The increase was due to amortization recorded on intangible assets acquired as part of the HVMedia acquisition.

Provision for Income Taxes

The increase in income taxes from $16,800 for the nine months ended December 31, 2005 to $45,300 for the year ended December 31, 2006 relates to U.S. tax obligations regarding the Company's U.S. operations.

SELECTED CONSOLIDATED UNAUDITED QUARTERLY FINANCIAL INFORMATION

AND REVIEW OF FOURTH – QUARTER PERFORMANCE

The following tables set out selected consolidated unaudited financial information for each of the last eight quarters with the last one being the most recent quarter ended December 31, 2006. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements as filed on www.sedar.com, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as any indication of any future period.

	2006				2005			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Income Statement Data:								
Revenue	748,864	534,671	426,988	350,508	387,093	337,389	356,786	275,987
Direct broadcast operating costs	(1,132,535)	(706,102)	(480,681)	(250,330)	(357,147)	(97,757)	(1,064,074)	(111,805)
Net loss for the period	(8,676,543)	(6,494,411)	(6,449,005)	(3,977,137)	(2,556,145)	(1,086,525)	(988,400)	(46,354)
Basic and diluted loss per share	(0.25)	(0.23)	(0.31)	(0.21)	(0.16)	(0.08)	(0.10)	(0.01)

Three months ended December 31, 2006 compared to the Three months ended December 31, 2005

Revenue

Revenue increased from $387,093 for the three months ended December 31, 2005 to $748,864 for the three months ended December 31, 2006. The increase was due primarily to the increase in subscribers and the number of subscribers purchasing multi-channel packages. Refunds have not had a material effect in the determination of revenue recognized in either period.

Direct Broadcast Operating Costs

Direct broadcast operating costs increased from $357,147 for the nine months ended December 31, 2005 to $1,132,535 for the three months ended December 31, 2006. During the three months ended December 31, 2006, there was an overall increase in direct broadcast operating costs due to an increase in the number of channels being streamed and the increase in the number of subscribers. For the three months ended December 31, 2006 the Company incurred approximately 24% of revenue in channel licensing fees to its channel partners, as compared to approximately 22% for the three months ended December 31, 2005. Furthermore, the Company included amortization in the amount of $34,896 on its infrastructure equipment and $35,959 on its intangible assets during the three months ended December 31, 2006 as compared to $12,226 and nil, respectively during the three months ended December 31, 2005.

Selling, General and Administrative Costs

Selling, general and administrative costs increased from $2,508,341 for the three months ended December 31, 2005 to $7,151,488 for the three months ended December 31, 2006. The increase was due to the following:

- Wages and benefits increased from $230,888 for the three months ended December 31, 2005 to $1,837,652 for the three months ended December 31, 2006, as the number of employees being paid increased from 23 at December 31, 2005 to over 100 at December 31, 2006.
- Subcontracting/consulting increased from $466,987 for the three months ended December 31, 2005 to $957,335 for the three months ended December 31, 2006. The increase was due to the increase in expenditures to third parties for technology development.
- Draws & Commissions decreased from $720,016 for the three months ended December 31, 2005 to $302,046 for the three months ended December 31, 2006. Draws and commissions were paid to individuals who Management determined were primarily responsible for new channel partner agreements.
- Travel increased from $318,240 for the three months ended December 31, 2005 to $526,803 for the three months ended December 31, 2006. The primary reason for the substantial increase was travel expenses incurred in connection with the signing of new channel partner agreements throughout the world and to a lesser extent travel between offices.
- Professional fees increased from $235,476 for the three months ended December 31, 2005 to $699,345 for the three months ended December 31, 2006. The increase was due to fees associated with public company compliance and increased legal and audit fees due to increased commercial activity.
- Rent increased from $44,814 for the three months ended December 31, 2005 to $185,183 for the three months ended December 31, 2006. The increase was due to the opening of offices in Mississauga, Dubai, London, and representative offices in Bangkok, Amman, Singapore, Kampala and Sao Paolo. The office located in Mississauga was a temporary office that was closed subsequent to December 31, 2006.
- Marketing expenditures increased from $111,651 for the three months ended December 31, 2005 to $892,125 for the three months ended December 31, 2006. The increase was primarily due to marketing marketing expenditures principally in respect of search engine marketing and search engine optimization efforts.

Loss on Foreign Exchange

For the three months ended December 31, 2006, JumpTV incurred a foreign exchange loss of $286,237 as compared to a loss of $8,666 for the three months ended December 31, 2005. The change was primarily due to translation of balance sheet items from their respective currencies to the Company's reporting currency, US dollars.

Stock-based Compensation

Stock-based compensation expense increased from $83,646 for the three months ended December 31, 2005 to $1,352,650 for the three months ended December 31, 2006. The increase was primarily due to compensation costs recognized on restricted share plan units in the amount of $416,447 and stock appreciation rights of $463,902 for which no expense was recorded in the three months ended December 31, 2005.

Interest Income

Interest income increased from $36,391 for the three months ended December 31, 2005 to $575,378 for the three months ended December 31, 2006. The substantial increase was due to an increase in funds in the Company's interest-bearing cash accounts as a result of the Company's IPO in August 2006.

Amortization of property, plant and equipment

Amortization increased from $16,229 for the three months ended December 31, 2005 to $46,473 for the three months ended December 31, 2006. The increase was primarily due to the purchase of office related computer equipment during the year.

Amortization of intangible assets

Amortization increased from nil for the three months ended December 31, 2005 to $22,401 for the three months ended December 31, 2006. The increase was due to amortization recorded on intangible assets acquired as part of the HVMedia acquisition.

Provision for Income Taxes

The increase in income taxes from $5,600 for the three months ended December 31, 2005 to $9,000 for the three months ended December 31, 2006 relates to U.S. tax obligations regarding the Company's U.S. operations.

RISK ASSESSMENT

The following are specific and general risks that could affect the Company and that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently believe to be material, could impair the Company's business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition.

Risk Factors Related to JumpTV's Business

JumpTV has a short operating history, which makes it difficult to evaluate JumpTV's prospects.

JumpTV's business has a short operating history. From JumpTV's inception, it has incurred substantial net losses and JumpTV expects such losses to increase. JumpTV will require expenditures of significant funds for marketing, building its subscriber management systems, programming and website development, maintaining adequate video streaming and database software, pursuing and maintaining channel distribution agreements with its channel partners, acquiring and maintaining Internet broadcasting rights to its content and the construction and maintenance of the JumpTV Delivery Infrastructure and office facilities. If JumpTV is ultimately unable to generate sufficient revenue to become profitable and have sustainable positive cash flows, prospective purchasers could lose their investment.

Demand for JumpTV's service may be insufficient for it to achieve and sustain profitability.

JumpTV offers an emerging service and it cannot estimate with any certainty the potential subscriber demand for its service or its ability to satisfy that demand. Among other things, subscriber acceptance of JumpTV's ethnic television programming will depend upon:

- whether JumpTV acquires, broadcasts and markets high quality programming consistent with subscribers' tastes;
- the willingness of subscribers to pay subscription fees to obtain JumpTV's service;
- the cost and availability of technology, such as computer hardware and high-speed Internet connections, that are sufficient to utilize JumpTV's service;
- the acceptance of JumpTV's subscriber management systems; and
- the marketing and pricing strategies that JumpTV employs relative to those of its competitors.

Potential subscribers for JumpTV's service will have diverse preferences that may not be sufficiently addressed by JumpTV's programming content. If demand for JumpTV's service does not develop as expected, then it may not be able to generate enough revenue to generate positive cash flow or achieve and sustain profitability. JumpTV's results of operations will depend largely upon its ability to increase its subscriber base while maintaining its preferred pricing structure, managing costs and controlling subscriber Churn rates. JumpTV cannot guarantee that it will be effective in addressing these matters.

Markets

The Company operates in competitive and evolving markets locally, nationally and globally. These markets are subject to rapid technological change and changes in customer preferences and demand. There can be no assurance that the Company will be able to obtain market acceptance or compete for market share.

Acquisition Strategy

The Company believes the acquisition of other businesses may enhance its strategy of expanding its product offerings and customer base. The successful implementation of such acquisition strategy depends on the Company's ability to identify suitable acquisition candidates, acquire such companies on acceptable terms, integrate the acquired company's operations and technology successfully with its own and maintain the goodwill of the acquired business. The Company is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates, or the likelihood that any potential acquisition will be completed. In addition, while Management believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to:

- a diversion of Management's attention from other business concerns;
- failure to effectively assimilate the acquired technology or assets into the Company's business;
- the potential loss of key employees or customers from either the Company's current business or the business of the acquired company; and
- the assumption of significant and/or unknown liabilities of the acquired company.

There can be no assurance that the Company will be able to successfully identify, consummate or integrate any potential acquisitions into its operations. In addition, future acquisitions may result in potentially dilutive issuances of equity securities, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Possible delays and increased development costs could harm JumpTV's business.

Many of the problems, delays and expenses encountered by an enterprise in its early stage may be beyond JumpTV's control. Such problems may include, but are not limited to, problems related to technical development of the JumpTV Delivery Infrastructure, testing, regulatory policy and regulatory compliance, the competitive and regulatory environment in which JumpTV operates, marketing problems, customer acceptance and costs and expenses that may exceed current estimates.

Delays in the timely design, construction, deployment and commercial operation of JumpTV's business, and consequently the achievement of positive cash flow, could result from a variety of causes, including many causes that are beyond JumpTV's control. Such delays include, but are not limited to, delays in the integration of new channels into JumpTV's product offering, changes in the technical specifications of the JumpTV Delivery Infrastructure made to correct or enhance its features, performance or marketability or in response to regulatory developments or otherwise, delays encountered in the construction, integration or testing of the JumpTV Delivery Infrastructure and other systems, unsuccessful commercial launches of new programming content, delays in JumpTV's ability to obtain financing, insufficient or ineffective service provider marketing efforts and slower-than-anticipated consumer acceptance of Internet based television. Substantial delays in any of these matters could delay or prevent JumpTV's achievement of profitable operations.

JumpTV relies on its channel partners for the provision of its broadcasting content.

JumpTV's success as a business depends significantly on its relationships with its channel partners. JumpTV enters into channel partner agreements to acquire the Internet broadcasting rights to ethnic programming content. JumpTV's success as a business depends on cooperation with its channel partners, the programming content of its channel partners, and the overall success of its channel partners in providing marketable television programming. Because of JumpTV's dependency on its channel partners, should a channel partner's business suffer as a result of increased competition, increased costs of programming, technological problems, regulatory changes, adverse effects of litigation or other factors, JumpTV's business may suffer as well. Furthermore, a failure by a channel partner to perform its obligations under its channel partner agreement could have detrimental financial consequences for JumpTV's business. The channel partner agreements are for various terms and are generally terminable upon short notice after the expiration of the initial terms. If JumpTV is unable to renew or extend channel partner agreements at the conclusion of their respective terms, JumpTV may not be able to obtain substitute programming or substitute programming may not be comparable in quality or cost to its existing programming and JumpTV's business, financial condition and results of operations could be materially adversely affected. In addition, programming costs may continue to increase and JumpTV may be unable to pass programming costs on to its customers which could have a material adverse effect on its financial condition, profitability and cash flows.

JumpTV does not have exclusive Internet distribution rights to all of its channels and it may lose the exclusivity of the channels in which JumpTV does have exclusive Internet distribution rights.

10 of JumpTV's channel partner agreements do not give JumpTV the exclusive Internet distribution rights to the related channels. Currently, over 16% of JumpTV's subscriptions relate to these non-exclusive channels. If these channels are offered elsewhere on the Internet on more attractive terms, JumpTV could lose these subscribers, which would have an adverse effect on its results of operations. In addition, for many of the channels in respect of which JumpTV has the exclusive Internet distribution rights, the maintenance of the exclusive license is dependent upon JumpTV paying royalties equal to specified subscriber counts or attaining specified subscriber counts in respect of the applicable channel. There is no guarantee that JumpTV will meet the applicable subscriber or royalty levels in respect of the applicable channel partner agreements. The loss of any of JumpTV's exclusive licenses could have material adverse effect on JumpTV's business, financial condition and results of operations.

The costs of obtaining Internet distribution rights for new channels or renewing such rights for existing channels may be more costly than expected.

JumpTV must negotiate with potential channel partners to acquire the Internet broadcasting rights for ethnic television programming. In addition, JumpTV will need to renew its agreements with existing channel partners. JumpTV anticipates that, as the Internet television broadcasting market grows, license fees relating to Internet broadcasting rights for television programming (including ethnic television programming), or for the rights to substitute advertising into the live video streamers of the channels, will increase. License fees payable under the channel partner agreements may be significantly more costly to renew than anticipated.

In addition, many of the existing channel partner agreements have renewal mechanisms that are tied to JumpTV's ability to generate specified revenue share amounts or specified subscriber numbers in respect of particular channels. If JumpTV is unable to meet these targets, then JumpTV may have to renegotiate the channel partner agreements when they come up for renewal. Renegotiated license fees may be more expensive than anticipated. JumpTV may be unable to obtain ethnic television programming consistently at a reasonable cost or that is appealing to its customers, which may adversely affect JumpTV's marketing efforts, reputation, brand and revenue.

There is uncertainty relating to the ability of JumpTV to enforce its rights under the channel partner agreements.

Many of the channel partner agreements are with foreign entities and are governed by the laws of foreign jurisdictions. If a channel partner breaches a channel partner agreement, then JumpTV will incur the additional costs of determining its rights and obligations under the agreement under applicable foreign laws and enforcing the agreement in a foreign jurisdiction. Many of the jurisdictions to which channel partner agreements are subject do not have sophisticated and/or impartial legal systems and JumpTV may face practical difficulties in enforcing any of its rights in such jurisdictions. JumpTV may not be able to enforce such rights or may determine that it would be too costly to enforce such rights. In addition, many of the channel partner agreements contain arbitration provisions that govern disputes under the agreements and there is uncertainty with respect to the enforceability of such arbitration provisions under the laws of related foreign jurisdictions. If a dispute were to arise under a channel partner agreement and the related arbitration provision was not effective, then JumpTV would be exposed to the additional costs of settling the dispute through traditional legal avenues rather than through an arbitration process.

JumpTV's business may be impaired by third party intellectual property rights in the programming content of its channel partners.

JumpTV relies on its channel partners to secure the primary rights to re-distribute programming and other content over the Internet. There is no assurance that the channel partners have successfully licensed all relevant programming components that are necessary for Internet re-distribution. Other parties may claim certain intellectual property rights in the content that JumpTV licenses from its channel partners. For example, channel partners may not have sufficient rights in the underlying content to license distribution rights to their channels to JumpTV, or a channel partner may not identify programming that JumpTV is not permitted to distribute in time for JumpTV to stop distribution of the offending programming. In addition, as the Internet video broadcasting market grows, advertisers may begin to attempt to enforce intellectual property rights in advertisements included in JumpTV's channel partners' programming, and JumpTV may inadvertently infringe the intellectual property rights of such advertisers by distributing such advertisements over the Internet or by inserting its own advertising in replacement of such advertisements.

In the event that the channel partners are in breach of the distribution rights related to specific programming and other content, JumpTV may be required to cease distributing or marketing the relevant content to prevent any infringement of related rights, and may be subject to claims of damages for infringement of such rights. JumpTV may also be required to claim against the channel partners if the distribution rights related to specific programming is breached and there is no assurance that JumpTV would be successful in any such claim.

JumpTV may be subject to other third party intellectual property rights claims.

Companies in the Internet, technology and media industries often own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As JumpTV faces increasing competition, the possibility of intellectual property rights claims against it grows. JumpTV's technologies may not be able to withstand third party claims or rights against their use. Intellectual property claims, whether having merit or otherwise, could be time consuming and expensive to litigate or settle and could divert management resources and attention. In addition, many of its agreements with network service providers require JumpTV to indemnify them for third party intellectual property infringement claims, which could increase JumpTV's costs as a result of defending such claims and may require that JumpTV pays the network service providers' damages if there were an adverse ruling in any such claims.

If litigation is successfully brought by a third party against JumpTV in respect of intellectual property, JumpTV may be required to cease distributing or marketing certain products or services, obtain licenses from the holders of the intellectual property at material cost, redesign affected products in such a way as to avoid infringing intellectual property rights or seek alternative licenses from other third parties which may offer inferior programming, any or all of which could materially adversely affect JumpTV's business, financial condition and results of operations. If those intellectual property rights are held by a competitor, JumpTV may be unable to obtain the intellectual property at any price, which could also adversely affect JumpTV's competitive position. An adverse determination could also prevent JumpTV from offering its services and could require that JumpTV procure substitute products or services. Any of these results could harm JumpTV's business, financial condition and results of operations.

JumpTV relies on its channel partners to ensure intellectual property rights compliance globally.

JumpTV is exposed to liability risk in respect of the content that it rebroadcasts over the Internet, relating to both infringement of third party rights to the content, and infringement of the laws of various jurisdictions governing the type and/or nature of the content. JumpTV relies in large part on the channel partners' obligations under the channel partner agreements to advise JumpTV of its content so that JumpTV may take appropriate action if such content is not intellectual property rights compliant or is otherwise obscene, defamatory or indecent. There is a risk that the channel partners will not advise JumpTV in time, or at all, in respect of such content, and expose JumpTV to liability for its rebroadcast over the Internet.

JumpTV's business depends upon its ability to acquire and maintain programming that is attractive to current and future subscribers, the loss of which could reduce the demand for JumpTV's service to subscribers and advertisers and could adversely affect JumpTV's business.

Television content distribution is an inherently risky business because the revenues derived from the distribution of programming depend primarily upon its acceptance by the public, which is difficult to predict. The commercial success of television programming also depends upon the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which are difficult to predict.

JumpTV's objective is to acquire and maintain programming that sustains loyal audiences in or across various demographic groups. The attractiveness of JumpTV's channel offerings and their ability to retain and grow their respective audiences will be an important factor in JumpTV's ability to sell subscriptions and, in the future, advertising. JumpTV's channel offerings may not attract or retain the number of subscribers that it anticipates and some channel content may offend or alienate subscribers that are outside of the target audience for that content. There can be no assurance that JumpTV's channel offerings will be able to retain their respective audiences. If JumpTV loses the Internet broadcasting rights to one or more of its channels, and fails to attract comparable programming with similar audience loyalty, the attractiveness of JumpTV's service could decline and JumpTV's business could be adversely affected.

Failure of JumpTV's Delivery Infrastructure to perform consistently or failure by JumpTV to replace its existing Internet broadcasting technology on a timely basis could adversely affect its business.

JumpTV's success as a business depends, in part, on its ability to provide consistently high quality video streams to subscribers via the JumpTV Delivery Infrastructure and Internet broadcasting and video streaming technology. There is no guarantee that the JumpTV Delivery Infrastructure and/or JumpTV's Internet broadcasting and video streaming technology will not experience problems or other performance issues. If the JumpTV Delivery Infrastructure or Internet broadcasting and video streaming technology fails or suffers performance problems, then it would likely affect the quality and interrupt the continuation of JumpTV's service and significantly harm JumpTV's business.

JumpTV's Delivery Infrastructure could suffer failures or damage due to events that are beyond JumpTV's control, which could adversely affect JumpTV's brand and operating results.

JumpTV's Delivery Infrastructure is susceptible to natural or man-made disasters such as earthquakes, floods, fires, power loss and sabotage, as well as interruptions from technology malfunctions, computer viruses and hacker attacks. Other potential service interruptions may result from unanticipated demands on network infrastructure, increased traffic or problems in customer service. JumpTV's ability to control technical and customer service issues is further limited by its dependence on its channel partners for technical integration of the JumpTV Delivery Infrastructure. JumpTV may not carry sufficient business interruption insurance to compensate for losses that could occur as a result of an interruption in JumpTV's services. Significant disruptions in the JumpTV Delivery Infrastructure could harm JumpTV's goodwill and the JumpTV brand and ultimately could significantly and negatively impact the amount of revenue it may earn from its service.

The successful operation of JumpTV's business depends upon the supply of critical elements from third parties and any interruption in that supply could cause service interruptions or reduce the quality of product offerings.

JumpTV depends upon third parties for several critical elements of its technology and infrastructure, including its principal Internet connections and network access, and for the provision of programming in connection with its service. Many of these tasks will be dependent on the efforts and performance of third parties that are outside of JumpTV's control, including the channel partners and other third party content delivery providers. Any disruption in the Internet or network access provided by third party providers, or any failure of third party providers to handle current or higher volumes of use or perform in a satisfactory manner, could significantly harm JumpTV's business, operating results and financial condition. Financial difficulties experienced by third party providers could have negative consequences to the business of JumpTV.

Dependence on Key Personnel and Relationships

JumpTV is dependent on key members of its senior management, including G. Scott Paterson and Kaleil Isaza Tuzman. JumpTV has not obtained key-man insurance for any member of senior management other than Mr. Paterson. In addition, innovation is important to JumpTV's success and JumpTV depends on the continued efforts of its executive officers and key employees, who have specialized technical knowledge regarding the JumpTV Delivery Infrastructure and information technology systems and significant business knowledge regarding the Internet video broadcasting industry and subscription services. JumpTV expects that it will need to hire additional personnel in designated growth areas. The market for the services of qualified personnel is competitive and JumpTV may not be able to attract and retain key employees. If JumpTV loses the services of one or more of its key senior officers or employees, or fails to attract qualified replacement personnel, then JumpTV's business and future prospects could be materially adversely affected.

JumpTV may have difficulty scaling and adapting its existing systems architecture to accommodate increased traffic, technology advances or customer requirements.

In the future, JumpTV may be required to make changes to its systems architecture or move to a completely new architecture. If it is required to switch architectures, JumpTV may incur substantial costs and experience delays or interruptions in its service. These delays or interruptions in its service may cause users and customers to become dissatisfied with its service and move to competing providers of IPTV services. To the extent that demand for JumpTV's broadcast services content and other media offerings increases, it will need to expand its infrastructure, including the capacity of its hardware servers and the sophistication of its software. This expansion is likely to be expensive and complex, and require additional technical expertise. An unanticipated loss of traffic, increased costs, inefficiencies or failures to adapt to new technologies or user requirements and the associated adjustments to its systems architecture could harm JumpTV's operating results and financial condition.

Increased Subscriber Acquisition Costs could adversely affect JumpTV's financial performance.

JumpTV anticipates spending substantial funds on advertising and other marketing to attract new subscribers and maintain JumpTV's subscriber base. JumpTV's ability to achieve break even cash flows depends on its ability to achieve and maintain lower Subscriber Acquisition Costs over time. JumpTV's Subscriber Acquisition Costs, both in the aggregate and on a per new subscriber basis, may materially increase in the future to the extent that JumpTV introduces new promotions, whether in response to competition or otherwise. Any material increase in subscriber acquisition or retention costs from current levels could have a material adverse effect on JumpTV's business, financial condition and results of operations.

Increased subscriber turnover could adversely affect JumpTV's financial performance.

Subscriber Churn has a significant financial impact on the results of JumpTV's operations. JumpTV cannot reliably predict the amount of Churn that it will experience over the long term. Subscriber Churn may be negatively impacted by a number of factors, including but not limited to, an increase in competition from other ethnic television providers, other Internet video providers, new technology entrants and programming theft. There can be no assurance that these and other factors will not contribute to relatively higher Churn than JumpTV has experienced historically. To the extent that JumpTV's Churn is greater than currently anticipated, it may be more costly for JumpTV to acquire a sufficient customer base to generate revenue that will enable it to become profitable and reach and sustain positive cash flow.

Competition from traditional and other emerging video entertainment providers could adversely affect JumpTV's revenue.

In seeking market acceptance, JumpTV will encounter competition for both subscribers and advertising revenue from many sources, including other Internet television broadcasters, direct broadcast satellite television services and digital and traditional cable systems that carry ethnic television programming. Traditional cable and satellite television already has a well established and dominant market presence for its services, and Internet portals, video file sharing service providers and other third party providers of video content over the Internet may distribute ethnic video content. Many of these competitors have substantially greater financial, marketing and other resources than JumpTV. In addition, potential customers of JumpTV may be slow to adopt, or may refuse to adopt, the Internet as the medium through which they receive television programming. As the Internet video broadcasting market grows (resulting from higher bandwidths, faster modems and wider programming selections), an increasing number of Internet based video program offerings may be available to current and potential customers of JumpTV. In addition, JumpTV's competitors, in both the traditional satellite and cable television broadcasting and IPTV markets, could exclusively contract with ethnic channel providers that are not under contract with JumpTV creating significant competition in both the ethnic broadcasting and IPTV markets. JumpTV's revenue could be materially adversely affected if it is unable to compete successfully with traditional and other emerging providers of video programming services.

JumpTV has to keep up with rapid technological change to remain competitive in its rapidly evolving industry.

JumpTV's future success will depend on its ability to adapt to rapidly changing technologies, to adapt its services to evolving industry standards and to improve the performance and reliability of its services. New technologies could enable competitive product offerings and adversely affect JumpTV, and JumpTV's failure to adapt to such changes could seriously harm its business.

JumpTV may not be successful in developing a version of its service that will gain widespread adoption by users of alternate devices to access the Internet.

In the coming years, the number of individuals who access the Internet through devices other than a personal computer, such as personal digital assistants, mobile telephones and television set-top devices, is expected to increase dramatically. JumpTV's services are designed for rich, graphical environments such as those available on personal and laptop computers. The lower resolution, functionality and memory associated with alternative devices may make the broadcast of content through such devices difficult, and JumpTV may be unsuccessful in its efforts to provide a compelling service for users of alternative devices. If JumpTV is unable to attract and retain a substantial number of alternative device users to its services, it will fail to capture a sufficient share of an increasingly important portion of the market for online media.

In addition, JumpTV intends to introduce new services and/or functionalities to increase its subscriber base and long-term profitability, such as targeted advertising insertion and personal video recording. These services are dependent on successful integration of new technologies into the JumpTV Delivery Infrastructure, negotiations with third party content and network system providers, subscriber acceptance and the maintenance of future technologies to support these services. If JumpTV is unsuccessful in implementing such services, or the economic attractiveness of these services is lower than anticipated, then JumpTV's business and operating results could be adversely affected.

JumpTV may need additional financing to fund its continued growth, which may not be available.

JumpTV's ability to increase revenue will depend in part on its ability to continue growing the business by maintaining and increasing the subscriber base, which may require significant additional capital that may not be available to JumpTV. JumpTV may need additional financing due to future developments, changes in its business plan or failure of the business plan to succeed, which could result from increased marketing, distribution or programming costs. JumpTV's actual funding requirements could vary materially from its current estimates. If additional financing is needed, JumpTV may not be able to raise sufficient funds on favourable terms or at all. If JumpTV issues shares in the future, such issuance will result in the then existing Shareholders sustaining dilution to their relative proportion of the equity in JumpTV. If JumpTV fails to obtain any necessary financing on a timely basis, then its ability to execute the current business plan may be limited, and its business could be adversely affected.

Weaker than expected market and advertiser acceptance of Internet video broadcasting could adversely affect JumpTV's future advertising revenue and results of operations.

JumpTV intends to derive a portion of its future revenue from advertising, and therefore market and advertiser acceptance of Internet broadcasting services will be important to the success of JumpTV's business. JumpTV's ability to generate advertising revenue will be directly affected by the number of subscribers to its service and the amount of time subscribers spend viewing JumpTV's various program offerings. JumpTV's ability to generate advertising revenue will also depend on several other factors, including the level and type of market penetration of JumpTV's service, broadening its relationships with advertisers to small and medium size businesses, its user base being attractive to advertisers, its ability to derive better demographic and other information from users, the acceptance of IPTV by advertisers as an advertising medium, its ability to transition and expand into other forms of advertising, competition for advertising funds from other media and changes in the advertising industry and economy generally. JumpTV will compete directly for audiences and advertising revenue with other Internet video broadcasters, direct broadcast satellite television providers and digital and traditional cable providers, some of which maintain longstanding relationships with advertisers and possess greater resources than JumpTV.

Advertising is a discretionary business expense for many business organizations and industries. Consequently, a potential slowdown in the economies or in a particular business sector that represents a significant share of JumpTV's advertising revenue, could adversely affect JumpTV's advertising revenue and results of operations. In addition, advertising on the Internet may fall out of favour with advertisers. JumpTV's expense levels are based in part on expectations of future revenue. JumpTV may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall.

The sources of Internet advertising revenues are changing and as a result, JumpTV must adapt to the needs of a changing mix of advertisers to maximize advertising revenue.

The sources of Internet advertising revenues are shifting from Internet companies to companies in more traditional lines of business. These advertisers often have substantially different requirements and expectations than Internet companies with respect to advertising programs. In addition, companies in more traditional lines of business have only recently begun to increase their aggregate commitments to Internet advertising. JumpTV's advertising revenues and results of operations could be adversely affected if JumpTV is unsuccessful in adapting to the needs of the changing mix of advertisers on the Internet.

In addition, JumpTV's revenue model may become increasingly supported by advertising revenues in response to competition or in an attempt to maximize long-term revenues. There can be no assurances that JumpTV would be successful in sustaining an advertising based revenue model if it were to switch from its current subscription based revenue model.

Decreases or delays in advertising spending due to general economic downturns could harm JumpTV's ability to generate advertising revenue.

Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. The overall market for advertising, including Internet advertising, has periodically been characterized by soft demand and the reduction of marketing and advertising budgets, or the delay in spending of budgeted resources. As a result, advertising spending may decrease. The decrease in or delay of advertising spending could reduce JumpTV's future revenue and negatively impact its business, financial condition and results of operations.

JumpTV may be unable to manage rapidly expanding operations.

JumpTV is continuing to grow and diversify its business both domestically and internationally. As a result, JumpTV will need to expand and adapt its operational infrastructure and increase the number of personnel in certain areas. If JumpTV is unable to manage its growth effectively, it could have a material adverse effect on JumpTV's business, financial condition and results of operations. To manage growth effectively, JumpTV must, among other things, continue to develop its internal and external sales forces, the JumpTV Delivery Infrastructure capability, its customer service operations and its information systems and maintain its relationships with channel partners. JumpTV will also need to continue to expand, train and manage its employee base, and JumpTV's management must assume even greater levels of responsibility. If JumpTV is unable to manage growth effectively, it may experience a decrease in subscriber growth and an increase in subscriber Churn, which could have a material adverse effect on JumpTV's financial condition, profitability and cash flows.

Acquisitions and strategic investments could adversely affect JumpTV's operations and result in unanticipated liabilities.

JumpTV may in the future acquire or make strategic investments in a number of companies, including through joint ventures. Such transactions may result in dilutive issuances of equity securities, use of cash resources, incurrence of debt and amortization of expenses related to intangible assets. JumpTV's acquisitions and strategic investments would be accompanied by a number of risks, including:

- the difficulty of assimilating operations and personnel of acquired companies into JumpTV's operations;
- the potential disruption of ongoing business and distraction of management;
- additional operating losses and expenses of the businesses acquired or in which JumpTV invests;
- the difficulty of integrating acquired technology and rights into JumpTV's services and unanticipated expenses related to such integration;
- the potential for patent and trademark infringement claims against the acquired company;
- the impairment of relationships with customers and partners of the companies JumpTV acquired or in JumpTV's customers and partners as a result of the integration of acquired operations;
- the impairment of relationships with employees of the acquired companies or JumpTV's employees as a result of integration of new management personnel;
- the difficulty of integrating the acquired company's accounting, management information, human resources and other administrative systems;
- in the case of foreign acquisitions, uncertainty regarding foreign laws and regulations and difficulty integrating operations and systems as a result of cultural, systems and operational differences; and
- the impact of known potential liabilities or unknown liabilities associated with the companies JumpTV acquires or in which it invests.

JumpTV's failure in addressing such risks in connection with future acquisitions and strategic investments could prevent JumpTV from realizing the anticipated benefits of such acquisitions or investments, causing it to incur unanticipated liabilities and harm JumpTV's business generally.

JumpTV's business depends on the continued growth and maintenance of the Internet infrastructure.

The success and the availability of Internet-based products and services depends in part upon the continued growth and maintenance of the Internet infrastructure itself, including its protocols, architecture, network backbone, data capacity and security. Spam, viruses, worms, spyware, denial of service attacks and other acts of malice may affect not only the Internet's speed, reliability and availability but also its continued desirability as a vehicle for commerce, information and user engagement. If the Internet proves unable to meet the new threats and increased demands placed upon it, JumpTV's business plans, user and advertiser relationships, site traffic and revenues could be adversely affected.

There is no assurance that the current costs of Internet connections and network access will not rise with increasing popularity of IPTV services which would adversely affect JumpTV's business.

JumpTV relies on Internet service providers for its principle connections and network access and to stream audio and video content to subscribers. As demand for IPTV services increases, there can be no assurance that Internet service providers will continue to price their network access services on reasonable terms. The delivery of streaming media requires delivery of large content files and providers of network access may change their business model and increase their prices significantly, which could slow the widespread acceptance of such services. In order for JumpTV's media content services to be successful, there must be a reasonable price model in place to allow for the continuous distribution of large streaming media files. JumpTV has limited or no control over the extent to which any of these circumstances may occur, and if network access prices rise significantly, then JumpTV's business and operating results would likely be adversely affected.

Internet transmissions may be subject to theft and malicious attacks, which could cause JumpTV to lose subscribers and revenue.

Like all Internet transmissions, JumpTV's broadcasts may be subject to interception and malicious attack. Pirates may be able to obtain or rebroadcast JumpTV's programs without paying fees to JumpTV. The JumpTV Delivery Infrastructure is exposed to spam, viruses, worms, spyware, denial of service or other attacks by hackers and other acts of malice. Theft of JumpTV's channels or attacks on JumpTV's Delivery Infrastructure would reduce future potential revenue and increase JumpTV's net Subscriber Acquisition Costs. In addition, theft of programming from JumpTV's competitors could increase JumpTV's own subscriber Churn rate.

Compromises of JumpTV's security technology could also adversely affect its ability to contract for licenses to distribute television programming over the Internet. JumpTV uses security measures intended to make theft of its channels more difficult. However, if JumpTV is required to upgrade or replace existing security technology, the cost of such security upgrades or replacements could have a material adverse effect on JumpTV's financial condition, profitability and cash flows. In addition, other illegal methods that compromise Internet transmissions may be developed in the future. If JumpTV cannot control compromises of its channels, then its revenue, net Subscriber Acquisition Costs, Churn and ability to contract for licenses to distribute television programming over the Internet could be materially adversely affected.

A bankruptcy of a third party with which JumpTV has a significant relationship could harm JumpTV's results of operations.

In the event that any of the third parties with whom JumpTV has significant relationships, including its channel partners and other suppliers, files a petition in or is assigned into bankruptcy or becomes insolvent, or makes any assignment for the benefit of creditors or makes any arrangements or otherwise becomes subject to any proceedings under applicable bankruptcy laws or insolvency laws with a trustee, or a receiver is appointed in respect of a substantial portion of its property, or such a third party liquidates or winds up its daily operations for any reason whatsoever, then JumpTV's business, financial position and results of operations may be materially and adversely affected.

Rapid technological and industry changes could make JumpTV's service obsolete.

The Internet video broadcasting industry and the Internet and the video entertainment industries in general are characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations and evolving industry standards. There is no assurance that one or more of the technologies that will be utilized by JumpTV will not become obsolete or that JumpTV's services will be in demand at the time they are offered. If JumpTV or its suppliers are unable to keep pace with technological and industry changes, JumpTV's business may be unsuccessful. Products using new technologies used by JumpTV or its suppliers, or emerging industry standards, could make technologies used by JumpTV or its suppliers obsolete. In addition, JumpTV may face unforeseen problems in operating the JumpTV Delivery Infrastructure that could harm its business. JumpTV will depend on third parties to develop technologies used in key elements of Internet video broadcasting and more advanced technologies that JumpTV may wish to use may not be available to it on reasonable terms or in a timely manner. Further, JumpTV's competitors may have access to technologies not available to JumpTV, which may enable its competitors to offer entertainment products of greater interest to consumers or at more competitive costs.

JumpTV cannot assure investors that it will be able to enhance its current services or develop new services at competitive prices or in a timely manner.

JumpTV's future success depends upon its ability to enhance its current services and develop and introduce new services that offer enhanced performance and functionality at competitive prices. JumpTV's business may be adversely affected if new technologically advanced services that JumpTV does not offer achieve acceptance among customers. JumpTV's inability, for technological or other reasons, to enhance, develop and introduce services in a timely manner, or at all, in response to changing market conditions or customer requirements could have a material adverse effect on JumpTV's operating results.

Privacy concerns relating to elements of JumpTV's service could damage its reputation and deter current and potential users from using its products and services.

From time to time, concerns may be expressed about whether JumpTV's products and services compromise the privacy of users and others. Concerns about JumpTV's collection, use or sharing of personal information or other privacy related matters, even if unfounded, could damage JumpTV's reputation and result in a loss of user confidence and ultimately in a loss of users, partners or advertisers, which could adversely affect JumpTV's business and operating results.

Changes in regulations or user concerns regarding privacy and protection of user data could adversely affect JumpTV's business.

Domestic and international laws and regulations may govern the collection, use, sharing and security of data that JumpTV receives from its users and channel partners. In addition, JumpTV has its own privacy policies and practices concerning the collection, use and disclosure of user data. Any failure, or perceived failure, by JumpTV to comply with its privacy policies or with any data-related consent orders, or with domestic or international privacy-related laws and regulations could result in proceedings or actions against JumpTV by governmental entities or others, which could potentially have an adverse effect on JumpTV's business.

There are a large number of legislative proposals pending before domestic and foreign governments concerning privacy issues related to Internet-based business. It is not possible to predict whether or when such legislation may be adopted. Certain proposals, if adopted, could impose requirements that may result in a decrease in JumpTV's user registrations and revenues. In addition, there is uncertainty in the interpretation and application of user data protection laws. These laws may be interpreted and applied inconsistently from country to country and inconsistently with JumpTV's current data protection policies and practices. Complying with these varying international requirements could cause JumpTV to incur substantial costs or require it to change its business practices in a manner adverse to its business.

JumpTV may have exposure to greater than anticipated tax liabilities.

JumpTV is subject to income taxes and non-income taxes in a variety of jurisdictions and its tax structure is subject to review by both domestic and foreign taxation authorities. The determination of its world-wide provision for income taxes and other tax liabilities requires significant judgment and, in the ordinary course of its business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although JumpTV believes that its estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded on JumpTV's consolidated financial statements and may materially affect JumpTV's financial results in the period or periods for which such determination is made.

JumpTV relies on insurance to mitigate certain risks and to the extent the cost of insurance increases or JumpTV is unable or chooses not to maintain sufficient insurance, its operating results may be adversely affected.

JumpTV contracts for insurance to cover certain potential risks and liabilities. In the current environment, insurance companies are increasingly specific about what they will and will not insure. It is possible that JumpTV may not be able to get enough insurance to meet its needs, may have to pay very high prices for the coverage or may not be able to acquire any insurance for certain types of business risk. In addition, JumpTV has in the past and may in the future choose not to obtain insurance for certain risks facing its business. This could leave JumpTV exposed to potential claims. If JumpTV was found liable for a significant claim in the future, its operating results could be negatively impacted. Also, to the extent the cost of maintaining insurance increases, its operating results will be negatively affected.

JumpTV has operated during periods in which it was not covered by adequate insurance. JumpTV is therefore exposed to the risk of having to finance any potential claims against JumpTV relating to the periods in which it was not covered. In addition, several of JumpTV's operating agreements contain covenants that require JumpTV to maintain a specified type and/or amount of insurance. JumpTV is in technical breach of these agreements by not having carried insurance as required under these covenants during particular periods and there is a risk that such agreements are terminable as a result of JumpTV's breach of the material terms thereof.

JumpTV is subject to foreign business, political and economic disruption risks.

JumpTV contracts with various entities from around the world, including in respect of the acquisition of the Internet distribution rights to the channels. As a result, JumpTV is exposed to foreign business, political and economic risks, which could adversely affect JumpTV's financial position and results of operations, including: (i) difficulties in managing channel partner relationships from outside of a channel partner's jurisdiction; (ii) political and economic instability, including international tension in Iraq, Korea, Syria, and Sudan; (iii) less developed infrastructures in newly industrializing countries; (iv) susceptibility to interruption of channel feeds in foreign areas due to war, terrorist attacks, medical epidemics, changes in political regimes and general interest rate and currency instability; (v) exposure to possible litigation or claims in foreign jurisdictions; and (vi) competition from foreign-based IPTV providers and the existence of protectionist laws and business practices that favour such providers.

Liability risk relating to the nature and/or type of content that JumpTV rebroadcasts over the Internet.

JumpTV may be liable, or alleged to be liable to third parties, if the content that it rebroadcasts is found to be obscene, indecent or defamatory. Any alleged liability could harm JumpTV's business by damaging its reputation, requiring JumpTV to incur legal costs in defense, exposing JumpTV to awards of damages and costs and diverting management's attention which could have an adverse effect on JumpTV's business, results of operations and financial condition.

Risk Factors Related to Regulatory Matters

Operating in Foreign Jurisdictions

The Company's current and future development opportunities partly relate to geographical areas outside of Canada. There are a number of risks inherent in international business activities, including government policies concerning the import and export of goods and services, costs of localizing products and subcontractors in foreign countries, costs associated with the use of foreign agents, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization and possible social, labour, political and economic instability. There can be no assurance that such risks will not adversely affect the Company's business, financial condition and results of operations.

Furthermore, a portion of the Company's expenditures and revenues will be in currencies other than the Canadian dollar. The Company's foreign exchange exposure may change over time with changes in the geographic mix of its business activities. Foreign currencies may be unfavourably impacted by global developments, country-specific events and many other factors. As a result, the Company's future results may be adversely affected by significant foreign exchange fluctuations.

JumpTV is subject to government regulation of the Internet, the impact of which is difficult to predict.

There are currently few laws or regulations directly applicable to the Internet. The application of existing laws and regulations to JumpTV relating to issues such as user privacy, defamation, pricing, advertising, taxation, promotions, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement can be unclear. In addition, JumpTV will also be subject to new laws and regulations directly applicable to its activities. Any existing or new legislation applicable to JumpTV could expose it to substantial liability, including significant expenses necessary to comply with such laws and regulations, and dampen the growth in use of the Internet.

Changes in applicable regulatory requirements could have significant adverse effects on JumpTV's business.

An important factor in achieving any sustained profitability for JumpTV will be its ability to maintain Internet broadcasting rights in respect of its channels. Television broadcasting rights are subject to significant regulatory oversight in many of the jurisdictions from which JumpTV's channels originate or into which JumpTV transmits its channels. There is a risk that Internet broadcasting rights to the channels, or the provision of Internet content generally, could become subject to these broadcasting regulations or to future government regulation in the jurisdictions from which the channels originate or in the jurisdictions into which JumpTV transmits its channels. Currently, JumpTV may fall within the statutory definition of a multichannel video program distributor ("MVPD"), making it subject to the provisions of the Communications Act of 1934 of the United States, as amended and Federal Communications Commission ("FCC") regulations applicable to MVPDs. However, the FCC has not ruled whether Internet distribution services are MVPDs, and as such, the Board of Directors do not consider that the statutory and regulatory requirements of MVPDs apply to the Company. If JumpTV were found to be an MVPD, JumpTV would be required to scramble any sexually explicit programming it distributed, close caption programs it offered subscribers and be subject to the FCC's equal employment opportunity rules but would not be subject to licensing, rate regulation or be required to secure approval before commencing service.

In addition, JumpTV itself could become subject to significant regulation by the Canadian Radio-television and Telecommunications Commission (the "CRTC") as a Canadian company providing video broadcasting services. Depending upon the circumstances, non-compliance with legislation or regulations promulgated by applicable regulatory authorities could result in a significant adverse effect on JumpTV's business, financial condition and results of operations, including the suspension or revocation of any licenses or registrations, the termination or loss of contracts or rights to distribute television programming over the Internet, a reduction in the amount of channels and other services available to the subscribers, or the imposition of contractual damages, civil fines or criminal penalties.

Governments and regulatory authorities in many jurisdictions regularly review their broadcasting rules and policies, including the application of those rules and policies to new and emerging media. Proposed amendments to the European Union's Television without Frontiers Directive, if adopted in their present form, could result in the provision of subscription television program services over the Internet in the United Kingdom and other European Union member countries becoming subject to regulation, including a licensing requirement. Whether JumpTV would be subject to such requirements, if adopted in their present form, is unclear. In Canada, the CRTC has recently announced a review of the future environment for the broadcasting system in Canada, including the effect of new media. While JumpTV is not aware of any proposed regulatory initiatives affecting IPTV in any of the jurisdictions in which its subscribers reside, there can be no assurance that television broadcasting regulations will not be amended in the future in a manner that requires JumpTV to be licensed in particular jurisdictions in order to continue broadcasting its channels to subscribers in those jurisdictions or which otherwise affects its operations in a materially adverse manner.

JumpTV may not be aware of certain foreign government regulations.

Because regulatory schemes vary by country, JumpTV may presently be subject to regulations in foreign countries of which it is not presently aware. If that were to be the case, then JumpTV could be subject to sanctions by a foreign government that could materially adversely affect its ability to broadcast content from channel partners in that country or to subscribers in that country. JumpTV cannot guarantee that any current regulatory approvals held by JumpTV are, or will remain, sufficient in the view of foreign regulatory authorities, or that necessary approvals, whether additional or otherwise, will be granted on a timely basis or at all, in all jurisdictions in which JumpTV has channel partners or subscribers, or that applicable restrictions in those jurisdictions will not be unduly burdensome. The failure to obtain the authorizations necessary to acquire or distribute television programming over the Internet internationally could have a material adverse effect on JumpTV's ability to generate revenue and on its overall competitive position.

JumpTV, its subscribers and channel partners and other parties with which JumpTV does business may be required to hold authorizations in the countries in which they provide or receive services, as the case may be. Because regulations in each country are different, JumpTV may not be aware if some of its subscribers or channel partners or companies with which JumpTV does business, do not hold the requisite licenses and approvals.

JumpTV may be subject to legal liability for online services.

The law relating to the liability of providers of online services for the activities of their users is currently unsettled both domestically and internationally. Potential claims could be brought against JumpTV for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information that JumpTV provides, links to or that may be posted online. It is also possible that, if any information provided directly by JumpTV contains errors or is otherwise negligently provided to users, third parties could make claims against JumpTV. Investigating and defending any of these types of claims is expensive, even to the extent that the claims are without merit or do not ultimately result in liability.

Critical Accounting Estimates

JumpTV's discussion and analysis of its financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with Canadian GAAP.

The preparation of these consolidated financial statements requires the Company to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to the determination of the useful lives of long-lived assets, allocation of the purchase price for acquisitions and the assumptions used in determining the fair value of stock options and warrants. JumpTV bases its estimates on historical experience and on various other assumptions that JumpTV believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from these estimates under different assumptions or conditions.

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management include the determination of the useful lives of long-lived assets, allocation of the purchase price for acquisitions and the assumptions used in determining the fair value of stock options and warrants. On an ongoing basis, management reviews its estimates to ensure they appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future actual results, the Company's financial position and results of operations could be materially impacted

The Company's significant accounting policies are included in Note 2 to the consolidated financial statements. Certain of these policies involve critical accounting estimates because they require the Company to make judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported if different assumptions were used. The following section discusses the critical accounting estimates and assumptions that the Company has made that are reflected in the amounts reported in the consolidated financial statements.

Revenue Recognition

The Company recognizes revenue from subscribers when the following conditions have been met:

- persuasive evidence of an arrangement exists;
- delivery has occurred;
- the price is fixed or determinable; and
- collectibility is reasonably assured.

Revenue is recorded net of refunds and volume discounts related to channel bundling. Revenue is considered earned as the period of service related to the customer billing or payment received in advance elapses. JumpTV defers the portion of subscription revenue for which the services have not been completely rendered until such time that the Company determines that the services have been rendered.

Stock-based compensation and other stock-based payments

The Company accounts for all stock options and warrants using a fair value-based method. The fair value of each stock option and warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model and the related stock-based compensation expense is recognized over the vesting period. The offsetting entry is an increase to contributed surplus for an amount equal to the stock-based compensation expense related to the issuance of stock options. Upon exercise, the proceeds of the options and warrants together with the fair value recorded in contributed surplus are reclassified to share capital.

Stock appreciation rights give the holder the right to elect to either receive cash in an amount equal to the excess of the quoted market price over the stock appreciation right price or to receive common shares equal to the fair value of the common shares less the exercise price divided by the market value of the common shares from treasury or receive common shares by making a cash payment equal to the exercise price. The Board of Directors has discretionary authority to accept or reject a cash payment request in whole or in part. Stock-based compensation expense is calculated as the amount by which the quoted market price exceeds the option price with ongoing measurement of the outstanding liability. The liability is entitled accrued stock appreciation rights and is classified as a current liability on the consolidated balance sheets. If the holder elects to purchase common shares, the liability is credited to contributed surplus.

Restricted share units give the holder the right to one common share for each vested restricted share plan unit. These awards vest on a monthly basis over the vesting period which is four years. Stock-based compensation expense related to restricted share units is accrued over the term of the vesting period based on the expected market value of the shares when the shares are issued, which generally coincides with the period that vesting occurs.

Goodwill and Intangibles Assets

The purchase price of an acquired company is allocated between intangible assets and the net tangible assets of the acquired business with the residual of the purchase price recorded as goodwill. The determination of the value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

As at December 31, 2006 goodwill totaled $102,069 and the identifiable intangible assets totaled $312,140. The Company assesses the impairment of goodwill and identifiable intangible assets annually, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable.

Amortization Policies and Useful Lives

The Company amortizes the cost of property, plant and equipment and intangible assets over the estimated useful service lives of the items. The determinations of estimated useful lives of these long-lived assets involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company specific factors including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue producing perspective. If technological change happens more quickly than anticipated, the Company might have to shorten the estimated life of certain equipment which could result in higher amortization expense in future periods or an impairment charge to write down the value of equipment.

Controls and Procedures

As required by Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings issued by the Canadian Securities Administrators, JumpTV's Chief Executive Officer and Chief Financial Officer have made certain certifications related to the information in JumpTV's annual filings (as defined by Multilateral Instrument 52-109) with the provincial securities regulators.

Evaluation of Disclosure Controls and Procedures

As part of the Form 52-109 certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures (or caused such disclosure controls and procedures to be designed under their supervision) to provide reasonable assurance that material information with respect to JumpTV, including its consolidated subsidiaries, is made known to them and that they have evaluated the effectiveness of JumpTV's disclosure controls and procedures as of the end of the period covered by these annual filings. Disclosure controls and procedures ensure that information required to be disclosed by JumpTV in the reports that it files or submits to the provincial securities regulators is recorded, processed, summarized and reported, within the time periods required. JumpTV has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Multilateral Instrument 52-109), have concluded that, as of December 31, 2006, the Company's disclosure controls and procedures are effective.

Management's annual report on internal control over financial reporting

As part of the Form 52-109 certification, the Chief Executive Officer and Chief Financial Officer must also certify that they are responsible for establishing and maintaining internal control over financial reporting and have designed such internal control over financial reporting (or caused such internal control over financial reporting to be designed under their supervision). The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions with respect to JumpTV's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with the authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the Company's financial statements.

The Company's Chief Executive Officer and Chief Financial Officer have concluded that, as at December 31, 2006, the Company has designed such internal control over financial reporting (as defined in Multilateral Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company is satisfied with the design effectiveness of its internal controls over financial reporting. During the fourth quarter of 2006, the Company's internal controls detected certain immaterial expense errors and the Company is, as a result, conducting further review of the errors and testing to determine if any improvements in internal controls are advisable.

Management identified the following deficiencies in our control environment based on the criteria established in the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework:

- The Audit Committee of the Board of Directors of JumpTV did not meet the independence requirements of National Instrument 52-110.
- The Board of Directors of JumpTV did not meet the independence requirements of National Policy 58-201.

Subsequent to December 31, 2006, but prior to the issuance of this MD&A, the Company reconstituted its Audit Committee to comply with the independence requirements of National Instrument 52-110.

Changes in internal controls over financial reporting

There were no changes in the Company's internal controls over financial reporting that occurred during fiscal 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The design of any system of internal controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Financial Instruments

The Company's financial instruments are comprised of cash and cash equivalents, other receivables, deposits, accounts payable and other accrued liabilities, a bank loan, amounts due to related parties, accrued license fees, accrued professional fees, accrued stock appreciation rights and deferred revenue.

Fair value of financial instruments

Fair value of a financial instrument is defined as the amount for which the instrument could be exchanged in a current transaction between willing parties. The estimated fair value of our financial instruments approximates their carrying value due to the short maturity term of these financial instruments.

Risks associated with financial instruments

(i) Currency risk

The Company's activities which result in exposure to fluctuations in foreign exchange rates consist of its customer billings being in U.S. dollars and the majority of expenses being paid in foreign currencies. The Company does not use derivative financial instruments to reduce its currency risk.

(ii) Supplier risk

For the year ended December 31, 2006, approximately 30% (nine months ended December 31, 2005 - 40%) of channel license fees were paid to two channel partners.

(iii) Interest rate risk

The Company is exposed to interest rate risk on its invested cash and cash equivalents and its bank loan. The interest rates on these instruments are based on the bank's prime rate and therefore are subject to change with the market. The Company does not use derivative financial instruments to reduce its interest rate risk.

Liquidity and Capital Resources

Prior to August 10, 2006, JumpTV had funded its operations through previous private placements of equity securities. The funds generated from these private placements were primarily used for working capital purposes. On August 10, 2006, the Company completed an IPO of 13,273,500 common shares for net proceeds of $55,630,291 including the exercise of the underwriters' over-allotment option.

The Company's final prospectus dated August 1, 2006 stated that the net expected proceeds of Cdn $55 million were to be allocated to the following purposes:

- $5.9 million (Cdn $7 million) to fund the continued roll-out of the JumpTV Delivery Infrastructure;
- $8.4 million (Cdn $10 million) to fund further investment in product development and technology;
- $16.8 million (Cdn $20 million) to fund JumpTV's subscriber acquisition strategy; and
- the balance to fund general corporate expenditures.

As of December 31, 2006, the Company's spending from the IPO proceeds was as follows:

- $2.0 million to fund the continued roll-out of the JumpTV Delivery Infrastructure;
- $2.7 million to fund further investment in product development and technology;
- $0.9 million to fund JumpTV's subscriber acquisition strategy; and
- $6.0 million to fund general corporate expenditures

On February 23, 2007, the Company issued 13,043,479 common shares for total proceeds of approximately $101,000,000 (approximately Cdn$117,000,000). The net proceeds of this offering of securities are estimated to be approximately $93,000,000, net of the estimated offering expenses and underwriters' fees.

The net proceeds from this offering will be used primarily to fund the continued roll-out of the JumpTV delivery infrastructure, to fund further investment in product development and technology, to fund JumpTV's subscriber acquisition strategy as well as to fund general corporate expenditures and working capital requirements of JumpTV's business including possible acquisitions. In keeping with its overall strategy, the Company is currently evaluating various potential acquisition opportunities. If agreement on one or more acquisition transactions is reached, all or a portion of the net proceeds of the offering may be re-allocated to effect such acquisitions.

Summary Balance Sheet Data:

	December 31, 2006	December 31, 2005
	$	$
Current Assets		
Cash and cash equivalents	21,936,878	5,475,052
Short-term investments	28,115,378	-
Other receivables	723,621	78,309
Prepaid expenses and deposits	1,178,119	14,812
Total current assets	51,953,996	5,568,173
Current Liabilities		
Accounts payable and accrued liabilities	3,950,284	1,008,845
Bank loan	1,287,150	-
Due to related parties	14,676	138,323
Current portion of accrued license fees	106,916	79,592
Accrued professional fees	371,782	195,592
Accrued stock appreciation rights	1,087,760	-
Deferred revenue	205,314	56,268
Income taxes payable	61,800	16,800
Total current liabilities	7,085,682	1,495,420
Working capital ratio	7.33	3.72

Contractual Obligations and other commitments

The following table summarizes the Company's contractual commitments as at December 31, 2006, and the effect those commitments are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period				
Contractual Commitments	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**After 5 Years**	**Total**
Operating leases (1)	$ 1,585,172	$ 1,631,733	$ 1,467,054	$ 282,628	$ 4,966,587
Marketing and license fees (2)	910,194	1,591,024	208,500	-	2,709,718
Total	$ 2,495,366	$ 3,222,757	$ 1,675,554	$ 282,628	$ 7,676,305

(1) The Company has entered into operating lease agreements for premises as well as certain hardware and infrastructure equipment. See Note 12 in the consolidated financial statements for additional details.

(2) The Company has entered into agreements with channel partners and a co-marketing partner with marketing fee and content license fee commitments.

As at December 31, 2006, the Company has the following outstanding letters of credit:

(i) $300,000 to secure the Company's obligations under an agreement entered into with an equipment financing company as described below (the "Equipment Lease"). The Equipment Lease, dated July 27, 2006, provides for an uncommitted leasing facility allowing the Company to purchase up to $650,000 worth of equipment which the Company will be obligated to repay by way of monthly payments. As at December 31, 2006 the Company has drawn upon $226,141 (Cdn$255,743) under this facility through equipment purchases.

(ii) $375,000 to secure the Company's obligations under certain corporate credit card accounts.

The Company also has a $1,287,150 (Cdn $1,500,000) credit facility with a Canadian chartered bank which has been fully drawn upon as of December 31, 2006. Subsequent to December 31, 2006, this loan has been fully repaid.

Comparative Summarized Cash Flows

Selected Consolidated Cash Flow Data		Year ended, December 31, 2006		Nine months ended December 31, 2005
Cash flows used in operating activities	$	(19,821,454)	$	(3,355,676)
Cash flows used in investing activities	$	(29,706,587)	$	(269,525)
Cash flows provided by financing activities	$	65,989,867	$	7,969,683

Operating Activities

Cash used in operating activities for the year ended December 31, 2006 was $19,821,454. Changes in net cash used in operating activities reflect the following:

- net loss for the period of $25,597,096 for the year then ended;
- non-cash items adjusted to net loss in the amount of $4,526,437, which primarily relates to stock-based compensation; and
- a positive net change in operating assets and liabilities of $1,249,205.

Investing Activities

Cash used in investing activities for the year ended December 31, 2006 was $29,706,587. The primary use of these funds was for the purchase of short-term investments and for capital expenditures primarily relating to equipment for JumpTV's delivery infrastructure. Also included in investing activities is the net cash consideration paid for the acquisition of HVMedia, Limited. The Company recorded goodwill and amortizable intangible assets in the amount of $460,069 as a result of this acquisition. See Note 3 of the consolidated financial statements for additional details.

A summary of JumpTV's equipment, including delivery infrastructure equipment (at original cost) is as follows:

Property, plant and equipment

	December 31, 2006	December 31, 2005
Computer equipment	$ 507,217	$ 225,459
Infrastructure equipment	773,198	220,433
Computer software	169,614	23,099
Furniture and fixtures	124,683	18,130
Leasehold improvements	58,386	-
	$ 1,633,098	$ 487,121

Financing Activities

Cash provided by financing activities was $65,989,867 for the year ended December 31, 2006. This primarily reflects net proceeds raised from the IPO in the amount of $55,630,291 including the exercise of the underwriters' over-allotment option.

In the future, JumpTV expects that it will continue to use its cash resources to fund working capital for losses generated by its operations, as it continues to invest in its delivery infrastructure, product development and subscriber acquisition strategy. The Company believes existing cash, cash equivalents and short-term investments will be sufficient to satisfy normal working capital needs and capital expenditures for at least the next twelve months. However, the Company may sell additional equity securities to further enhance its liquidity position and the sale of additional equity securities could result in dilution to its shareholders.

Off-Balance Sheet Arrangements

The Company does not have any "off-balance sheet" arrangements as of December 31, 2006.

Related Party Transactions

The Company has entered into certain transactions and agreements in the normal course of operations with certain of its related parties as follows:

[i] Patstar Inc.

On occasion, Patstar Inc., a company controlled by the Company's current Chief Executive Officer and Chairman of JumpTV, receives reimbursement of expenditures incurred on behalf of JumpTV or by employees of JumpTV. The nature of these reimbursements relates to expenses that the Company has incurred in the normal course of business. The balances owing to Patstar Inc. related to these reimbursements outstanding as at December 31, 2006 and December 31, 2005 were $14,676 and $138,323, respectively. In addition, for the year ended December 31, 2006 and for the nine months ended December 31, 2005, included in the Company's selling, general and administrative expenses was rent expense of $47,818 and $42,416, respectively, that was paid to Patstar Inc. for the use of office space. All reimbursements and rent expense are recorded at the exchange amount.

[ii] Other related party transactions

On May 20, 2005, the Company entered into a consulting agreement for ongoing business and operations related to online television broadcasting with the former Chief Executive Officer of the Company for a term of four years ending May 20, 2009 at a cost of $150,000 per year with an annual bonus payable in cash and/or options at the sole discretion of the Company. During the year ended December 31, 2006, the Company paid and expensed $75,000 related to this consulting agreement (nine months ended December 31, 2005 – $87,500) which is included within selling, general and administrative expenses. On January 24, 2006, this consulting agreement was terminated and the Company paid a termination fee of $162,000 which is also included in selling, general and administrative expenses for the year ended December 31, 2006.

During the nine months ended December 31, 2005, the Company paid and expensed $950,000, regarding a bandwidth settlement, to a company owned by the former Chief Executive Officer of the Company. The expense is included in direct broadcast operating costs for the nine months ended December 31, 2005.

As at December 31, 2005, a contract with one of the Company's bandwidth and Internet hosting service providers was held with a company controlled by the President of the Company. All amounts paid to this bandwidth and Internet hosting service provider were paid directly by the Company to the service provider and such amounts are included in direct broadcast operating costs. During the year ended December 31, 2006, this contract was transferred to JumpTV from a company controlled by the President of the Company.

Outstanding Share Data

The Company has total common shares outstanding as at March 22, 2007 of 48,465,185. In addition, the Company has 6,235,143 outstanding options, warrants and stock appreciation rights which are each exchangeable for one common share upon exercise.

The foregoing is agreed by the parties as of the date first mentioned above.

CANACCORD CAPITAL CORPORATION

By: *"Jean-Yves Bourgeois"*
Name: Jean-Yves Bourgeois
Title: Managing Director

MORGAN STANLEY CANADA LIMITED

By: *"Dougal Macdonald"*
Name: Dougal Macdonald
Title: Managing Director

PARADIGM CAPITAL INC.

By: *"Tony Pullen"*
Name: Tony Pullen
Title: Partner

LOEWEN, ONDAATJE, McCUTCHEON LIMITED

By: *"Garrett Herman"*
Name: Garrett Herman
Title: Chairman and Chief Executive Officer

GMP SECURITIES L.P.

By: *"Paul K. Pew"*
Name: Paul K. Pew
Title: Vice Chairman

JUMPTV INC.

By: *"G. Scott Paterson"*______________
Name: G. Scott Paterson
Title: Chief Executive Officer

SCHEDULE 1

Corporation's Counsel Legal Opinion

1. the due incorporation, amalgamation or organization, the existence and good standing of the Corporation and each Subsidiary and under the laws of its jurisdiction of incorporation, amalgamation or organization, as applicable, and the power and capacity of the Corporation and each Subsidiary to carry on its business and lease or own its property and assets as described in the Prospectus;

2. the authorized and issued share capital of the Corporation and each Subsidiary;

3. the attributes of the Offered Shares being consistent in all material respects with the description thereof in the Prospectus;

4. the corporate power and capacity of the Corporation to enter into and perform this Agreement and the authorization, execution, delivery and enforceability of this Agreement by and against the Corporation, except as rights to indemnity and waiver of contribution thereunder may be limited by applicable law, and subject to bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors rights generally and the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court of competent jurisdiction, and other required qualifications;

5. the authorization by the Corporation of the execution, delivery and filing as applicable of the Offering Documents;

6. the Purchased Shares have been duly and validly authorized and issued and are outstanding as fully paid and non-assessable shares of the Corporation;

7. the valid creation of the Over-Allotment Option and, upon exercise of the Over-Allotment Option in accordance with the Underwriting Agreement, the Additional Shares will be duly and validly authorized and issued and be outstanding as fully paid and non-assessable shares of the Corporation;

8. no consent, approval, authorization, order, registration or qualification of or with any court or government agency or body in Canada is required for the consummation by the Corporation of the transactions contemplated by the Agreement, except as have been obtained;

9. all necessary documents have been filed, all necessary proceedings have been taken and all necessary legal requirements have been fulfilled by or under the laws of Qualifying Provinces to qualify the Purchased Shares, the Over-Allotment Option and the Additional Shares for sale to the public in each of such Qualifying Provinces through investment dealers or brokers registered under the applicable laws of such Qualifying Provinces who have complied with the relevant provisions of such laws;

10. Computershare Trust Company of Canada is the duly appointed registrar and transfer agent of the common shares of the Corporation at its principal office in the City of Toronto;

11. the conditional approval for listing for trading of the Offered Shares of the Corporation on the TSX;

12. the form of the certificate representing the Offered Shares being approved by the directors of the Corporation and in compliance with the requirements of the Canada Business Corporations Act;

13. the entering into by the Corporation of this Agreement and the performance of its obligations thereunder do not and will not result in a breach of or a default under any of the provisions of the constating documents and by-laws of the Corporation or any resolutions of the directors or shareholders of the Corporation, and the laws of the Province of Ontario and the federal laws of Canada applicable therein;

14. all laws of the Province of Québec relating to the use of the French language (other than those relating to verbal communications as to which we express no opinion) will have been complied with in connection with the offer and sale of the Offered Shares to purchasers in the Province of Québec if such purchasers have received copies of the Preliminary Prospectus and the Prospectus and forms of order and confirmation in the French language only or in both the English and French languages, provided that such documents in the English language may be delivered, without delivery of the French language versions thereof, to physical persons in the Province of Québec who have expressly requested them in writing;

15. the Corporation is a reporting issuer or its equivalent in each of the Qualifying Provinces for purposes of the applicable Canadian Securities Laws and is not in default of any requirements relating thereto; and

16. the statements in the Prospectus under the heading "Eligibility for Investment" are a fair and accurate summary of the qualified investment and foreign property status of the Common Shares, subject to the limitations and qualifications stated or referred to in the Prospectus.

SCHEDULE 2

REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

Offering Documents, Offering and Admission

All initially capitalized terms used in this Schedule 2 have the meanings ascribed thereto in the Agreement unless otherwise defined herein.

1. With regard to the Offering Documents:

(a) all statements and information in each of the Offering Documents (taken individually):

(i) are and will be, as applicable, true and accurate and are not and will not be, as applicable, misleading whether by omission or misstatement; and

(ii) constitute and will constitute, as applicable, full, true and plain disclosure of all material facts and do not and will not, as applicable, contain a misrepresentation (as such term is defined under Canadian Securities Laws),

in each case as at its respective date of preparation;

(b) without limitation to subparagraph (a), each forecast and estimate and each expression of opinion, belief, expectation, intention or policy in the Preliminary Prospectus is, and in the Final Prospectus will be, (taken individually) fair and reasonable, and honestly held;

(c) the Preliminary Prospectus contains, and the Final Prospectus will contain, in each case as at its respective date of preparation, all the information required by the rules of the TSX and Canadian Securities Laws;

(d) the Preliminary Prospectus contains, and the Final Prospectus will contain, all such information as investors and their professional advisers would reasonably require, and reasonably expect to find there, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses, and prospects of the Corporation and its Subsidiaries and the rights attaching to the Common Shares and for the purpose of complying with the requirements of applicable law or the requirements of the TSX; being information which is within the knowledge of the Corporation or any Director or which it would be reasonable for any such person to obtain by making enquiries;

(e) taken as a whole, the Preliminary Prospectus gives, and the Final Prospectus will give, in each case as at its respective date of preparation, a view of the Corporation and its Subsidiaries, including its prospects, which is reasonable and not misleading;

(f) each of the Offering Documents (taken individually) do not and will not, as applicable, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(g) the Preliminary Prospectus and the Final Prospectus meet and will meet, as applicable, the form requirements therefor under Canadian Securities Laws;

(h) all necessary corporate action has been taken by the Corporation to authorize the filing of the Preliminary Prospectus and the Final Prospectus with the Canadian Securities Regulators in the Qualifying Provinces; and

(i) no acquisitions or dispositions have been made by the Corporation that are "significant acquisitions" or "significant dispositions", and the Corporation is not a party to any contract with respect to any transaction that would constitute a "probable acquisition", in each case which would require disclosure in the Preliminary Prospectus or the Final Prospectus in accordance with Ontario Securities Commission Rule 44-101 – *Alternative Forms of Prospectus*.

For purposes of this paragraph 1 of Schedule 2 representations and warranties in respect of the Preliminary Prospectus shall be subject to all matters shown on the face of such documents as not complete or subject to future events and shall also be deemed given at the time of each sale of Offered Shares pursuant to this Agreement when the Final Prospectus is not yet available for delivery to prospective purchasers.

2. In so far as the Corporation or any of its affiliates (or any person acting on behalf of them other than the Underwriters and their respective affiliates) has solicited or procured subscribers for the Offered Shares other than in conjunction with either or both of the Underwriters or one or more of their respective affiliates it has complied with all applicable laws and regulations with respect to anything done by it in relation to such solicitation or procurement wherever and however such solicitation or procurement took place.

Financial information

3. The audited consolidated balance sheet, consolidated statement of operations and deficits and the consolidated statement of cash flows of the Corporation, including the notes to them, as at and for the two years ended March 31, 2005 and as at and for the nine-month period ended December 31, 2005 incorporated by reference in the Preliminary Prospectus and to be incorporated by reference in the Final Prospectus (the "**Annual Financial Statements**"), have been prepared in accordance with applicable Canadian Securities Laws and Canadian generally accepted accounting principles consistently applied and:

(a) present fairly, in all material respects, the financial position of the Corporation and its Subsidiaries as at the end of each of such financial periods and of the results of its operations and its cashflows for each such period and present fairly, in all material respects, the consolidated financial position of the Corporation and its Subsidiaries as at the dates and for the periods indicated;

(b) the description of the accounting policies and principles described in, and the notes to, the Financial Information are true and accurate and not misleading;

(c) make proper provision for all liabilities, whether actual, contingent or deferred; and

(d) there has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with the auditors of the Corporation.

4. The unaudited consolidated financial information relating to the Corporation as at September 30, 2006, and for the three and nine months ended September 30, 2006 and 2005 incorporated by reference in the Prospectus (the "**Interim Financial Statements**") has been prepared in accordance with applicable Canadian Securities Laws and Canadian generally accepted accounting principles consistently applied and presents fairly in all material respects the financial condition of the Corporation and its Subsidiaries for that period and as at that date.

5. The Corporation has established adequate procedures, systems and controls to enable it to comply with the requirements of the TSX on a continuing basis and which provide a reasonable basis for the Directors to make proper judgments as to the financial position and prospects of the Corporation and its Subsidiaries.

6. The Corporation does not have any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in notes to financial statements prepared in accordance with Canadian generally accepted accounting principles except (i) as are disclosed in the Annual Financial Statements and the Interim Financial Statements, and (ii) normal current liabilities incurred in the ordinary course of business since December 31, 2005.

7. There are no shareholders loans owing to or by the Corporation, except as disclosed in the Preliminary Prospectus.

8. The Corporation is not a party to or bound by any agreement of guarantee, indemnification, assumption or endorsement or any other like commitment of the obligations, liabilities (absolute, accrued, contingent or otherwise) or indebtedness of any other person, other than guarantees or indemnities provided by the Corporation or any of its Subsidiaries (i) in the normal course of its business or (ii) to its Directors and

officers in such capacities or (iii) to the Underwriters or (iv) to underwriters of prior financings of the Corporation or (v) as disclosed in the Preliminary Prospectus.

Material adverse change

9. Since December 31, 2005 and except as fairly and expressly disclosed in the Preliminary Prospectus, there has been no:

   (a) significant change in the financial position or operating results of the Corporation and its Subsidiaries, taken as a whole; and

   (b) material change (financial or otherwise) in the business, affairs, assets or liabilities (contingent or otherwise), obligations, capital or prospects of the Corporation and its Subsidiaries, taken as a whole.

Due incorporation and capacity

10. Each of the Corporation and each Subsidiary has been duly incorporated under the laws of its jurisdiction of incorporation (and the laws of any other jurisdiction in which it carries on business), is duly qualified to carry on its business and is in good standing in each jurisdiction with full power and authority to own, lease and operate its properties and assets and conduct its business, and, in the case of the Corporation, has full power and authority to execute and perform its obligations under this Agreement.

11. Each of the Corporation and each Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, is current with all material filings required to be made in each jurisdiction in which its business is carried on, and holds all necessary material licenses, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) (the **"Licenses"**) to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the Licenses are validly existing and in good standing and none of the Licenses contains any burdensome term, provision, condition or limitation which has or may have a materially adverse effect on the operation of the business of the Corporation and the Subsidiaries considered as a whole as now carried on or as proposed to be carried on.

Valid existence

12. The Corporation and each Subsidiary is validly existing and:

   (a) no order has been made or resolution passed by the Directors or the directors or members of any Subsidiary nor, so far as the Corporation and each of the Directors are aware, has any petition been presented for the winding-up of the Corporation or any Subsidiary or for the appointment of a provisional liquidator to Corporation or any Subsidiary or for an administration order in respect of Corporation or any Subsidiary;

(b) no receiver or receiver and manager has been appointed by any person of the whole or any part of the business or assets of Corporation or any Subsidiary;

(c) no action has been taken by Corporation or any Subsidiary or, as far as the Corporation and each of the Directors are aware, no matter has occurred which is equivalent or in all material respects similar in any jurisdiction to any of the actions on matters referred to in subparagraphs (a) or (b); and

(d) the Directors have been duly appointed as directors of the Corporation.

Authority and legal obligation

13. The execution, delivery and performance of this Agreement by the Corporation has been duly authorized by the Corporation, all necessary action has been taken to authorize its and their execution and delivery and this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable in accordance with its respective terms, except as to enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law.

Corporate approvals

14. All corporate and other approvals and authorizations required by the Corporation for the filing and/or publication of the Offering Documents and the execution and delivery of this agreement, the performance of its respective terms and the issue and distribution of the Offered Shares have been obtained and are unconditional and in full force and effect.

Existing share capital

15. The authorized and issued share capital of the Corporation and any rights to convert or exchange into share capital of the Corporation are fully and accurately described in the Prospectus. The authorized capital of the Corporation consists of an unlimited number of Common Shares, an unlimited number of Class 1 preference shares and an unlimited number of Class 2 preference shares. 35,403,689 Common Shares were the only issued and outstanding shares of the Corporation as at February 12, 2007. The issued share capital of the Corporation (including, without limitation, the issued Shares) has been duly and validly authorised, allotted and issued, is fully paid (as unassessable shares in the capital of the Corporation) and no further amounts are payable to the Corporation in respect of the issue of that share capital. None of the issued share capital was issued in breach of any pre-emptive or other rights to acquire such share capital and the purchasers of any Common Shares sold in the Offering will be entitled to participate in all dividends and other distributions declared, paid or made on or after the Closing Date on or in respect of those Common Shares and there are no restrictions on subsequent

transfers of the shares under the Corporation's constitutional documents or applicable laws.

16. Except as disclosed in the Preliminary Prospectus, no person has any agreement, option, warrant, conversion right, other right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription for or issuance of any of the unissued securities of the Corporation.

The Offered Shares

17. The issuance, sale and delivery of the Offered Shares has been duly and validly authorized and the Offered Shares, when issued against payment of the purchase price as provided in this Agreement, will be validly issued, fully paid (as non-assessable shares in the capital of the Corporation) and no further amounts will be payable to the Corporation at the time of issue of those Common Shares. The holders of issued share capital of the Corporation at the time of issue of the Offered Shares will not be entitled to or will have duly and irrevocably waived any pre-emptive or any other rights to acquire those Common Shares.

18. The form and terms of the certificate for the Offered Shares have been approved and adopted by the Directors and meets the requirements of applicable laws and the TSX.

19. The Corporation has duly filed or will cause to be filed with the TSX and AIM all necessary documents and will take or cause to be taken all necessary steps to ensure that the Common Shares have been approved for listing and posting for trading on the TSX and Admission to AIM, prior to the filing of the Final Prospectus with the Securities Commissions, in the case of the TSX, and prior to the Closing Date in the case of AIM, subject only to satisfaction by the Corporation of the Standard Listing Conditions and, as of the date of the filing or delivery thereof, none of such reports, filings, disclosures, releases or other materials contained or will contain, as applicable, any misrepresentation which is material in the context of the listing of the Common Shares on the TSX, Admission or the Offering.

Subsidiary undertakings

20. The issued share capital of each Subsidiary has been duly and validly authorized, allotted and issued, is fully paid and no further amounts are payable to the Subsidiary in respect of the issue of its share capital. None of the issued share capital of each Subsidiary was issued in breach of any pre-emptive or other rights to acquire such share capital and, except as otherwise disclosed in the Preliminary Prospectus, such share capital is owned by the Corporation or one or more of its wholly-owned subsidiary undertakings free and clear of any mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever; no person has any agreement, option, warrant, conversion right, other right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement with the Corporation or any of the

Subsidiaries for the purchase, subscription for or issuance of any of the issued or unissued securities of the Subsidiaries.

21. The Subsidiaries are the only subsidiaries of the Corporation.

Compliance with law

22. The execution, delivery and performance of this Agreement and the consummation of the Offering do not and will not, whether with or without the giving of notice or passage of time or otherwise:

    (a) breach or result in any violation of the provisions of any constating documents, by-laws or resolutions of the Corporation or any Subsidiary;

    (b) infringe any law or regulation or any judgment, order, writ or decree of any government, governmental body or court having jurisdiction over the Corporation or any Subsidiary;

    (c) conflict with, or constitute a breach of or an event of default under any agreement, deed or instrument to which the Corporation or any Subsidiary is a party or to which any of their property or assets is subject; or

    (d) constitute an event which entitles or may require any person to require the redemption, repurchase or repayment of any indebtedness of any the Corporation or any Subsidiary or may result in the creation or imposition of any Encumbrance upon any property or assets of the Corporation or any Subsidiary.

23. The Corporation will fulfil and comply with applicable securities laws, including, in the case of the United Kingdom, FSMA, subject to the Underwriters complying with their own obligations under this Agreement.

24. The Corporation is eligible to file the Prospectus under, and use the procedures established by, National Instrument 44-101 prescribed by the Canadian Securities Administrators.

Consents

25. Other than the issuance of the MRRS decision document for the Preliminary Prospectus and the Final Prospectus, approval of the TSX Listing and approval of the Admission, all consents, approvals, orders, registrations, qualifications and authorisations of any court, governmental, regulatory, supranational or taxation body or stock exchange having jurisdiction over the Corporation or any Subsidiary required by the Corporation or any Subsidiary for the execution and delivery of this Agreement and the performance of its terms, Admission and the issue, sale and delivery of the Offering Shares have been obtained and are unconditional and in full force and effect.

Litigation, defaults, etc.

26. Except as disclosed in the Preliminary Prospectus, there are no claims, actions, suits, arbitrations, proceedings or investigations (whether or not purportedly on behalf of the Corporation) pending or, to the knowledge of the Corporation or its directors and officers, contemplated or threatened, at law or in equity or before or by any federal, provincial, municipal or other governmental department, court, commission, board or agency, domestic or foreign, which (i) could materially adversely affect the Corporation and the Subsidiaries, taken as a whole or have a significant adverse affect on their business affairs, property, liabilities (contingent or otherwise), operations, capital or prospects, or (ii) could restrict or prohibit the Corporation from complying with its obligations hereunder in a material respect, including any claim or question as to the validity of the issuance, sale, placing or delivery of the Offered Shares, or the validity of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement, or (iii) could result in the revocation, cancellation or suspension of any contract, covenant and agreement entered into by the Corporation which could materially adversely affect the Corporation and the Subsidiaries, taken as a whole.

Compliance with law and regulation

27. Neither the Corporation nor any Subsidiary, nor any of the officers, agents or employees of the Corporation or any Subsidiary (during the course of his duties), has done or omitted to do anything which is a contravention of any statute, order, regulation or the like which has resulted or may result in any fine, penalty or other liability or sanction on the part of the Corporation or any Subsidiary.

28. The Corporation and each Subsidiary has, and has at all times, complied with the terms and conditions of, all licences (including statutory licences), authorisations and consents necessary to own and operate its assets and to carry on its business as it does at present or as envisaged in the Prospectus.

Stabilisation, etc.

29. None of the Corporation, or any of its affiliates, or any person acting on behalf of any of them has, during the period of 30 days prior to the date of this agreement, directly or indirectly, done any act or engaged in any course of conduct or will, until the Underwriters has notified the Corporation of the completion of the distribution of the Offered Shares, do directly or indirectly any act or engage in any course of conduct (i) which creates a false or misleading impression as to the market in or the value or market price of the Shares and any associated securities (as defined in the FSA Handbook of Rules and Guidance and including options in respect of those shares and securities which are convertible into or exchangeable for those shares and securities or which might reasonably be expected to cause or result in stabilisation or manipulation of the price of the Shares); (ii) which would otherwise result in the Underwriters not being afforded the protection of the "safe harbour" under the Code of Market Conduct

promulgated by the Financial Services Authority; or (iii) the purpose of which is to create actual, or apparent, active trading in or to raise the price of the Shares.

Contracts, etc.

30. So far as the Corporation is aware there are no grounds for rescission, avoidance or repudiation of any agreement or other transaction to which the Corporation and any Subsidiary is a party and which agreement or other transaction is material in the context of the business of the Corporation and its Subsidiaries, taken as a whole, none of such agreements or other transactions are invalid and neither the Corporation nor any Subsidiary has received notice of any intention to terminate any such agreement or repudiate or disclaim any such transaction.

31. Save to the extent fairly and expressly disclosed in the Preliminary Prospectus, the agreements with the channel partners (as such term is defined in the Preliminary Prospectus) are enforceable in accordance with their terms, the Corporation has complied in all material respects with such channel partner agreements and, so far as the Corporation is aware, the counterparties to such channel partner agreements have complied in all material respects with their terms.

32. Except as disclosed in the Preliminary Prospectus, the Corporation does not own and has not entered into any agreement of any nature to acquire, directly or indirectly, any securities, or other equity or proprietary interest in, any person and the Corporation has not entered into any agreement to acquire or lease any other material businesses, assets or investments other than in the ordinary course of business.

33. Except as disclosed in the Preliminary Prospectus, neither the Corporation nor any of its Subsidiaries is a party to any contract, agreement or understanding with any officer, director, employee or any other person not dealing at arm's length with the Corporation which is required to be disclosed by Canadian Securities Laws.

34. Other than pursuant to this Agreement or as disclosed in the Preliminary Prospectus (including the advisory fee payable to Panmure Gordon (Broking) Limited, the Corporation is not a party to any agreement, contract, arrangement or understanding (written or oral) with any person that would give rise to a valid claim against the Corporation or the Underwriters or any of their affiliates for a brokerage commission, finder's fee or like payment in connection with the Offering, Admission or the transactions contemplated by this Agreement.

Tax

35. Each of the Corporation and the Subsidiaries has filed all necessary tax returns and notices and has paid all applicable taxes for all tax years prior to the date of this agreement to the extent such taxes have become due or have been alleged to be due except to the extent that the failure to so file or pay would not reasonably be expected to result in an adverse material change in the condition, financial or otherwise, or in the

business, affairs, property, liabilities (contingent or otherwise), operations or capital of the Corporation or that Subsidiary and the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued, thereon which might reasonably be expected to result in an adverse material change to the Corporation and each Subsidiary, taken as a whole.

36. Each of the Corporation and its Subsidiaries has made adequate provision for all taxes payable and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation or its Subsidiaries and there are no actions, suits, proceedings, investigations or claims pending or, to the knowledge of the Corporation, threatened against the Corporation and its Subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority.

37. None of the Corporation and its Subsidiaries is, or is likely to become, liable to any taxation (other than taxation on trading profits or capital gains provided for in the Financial Information) as a result of any act, omission or arrangement occurring under any direction, control or influence of any Director, where one of the purposes in the exercise of such direction, control or influence was any direct or indirect personal benefit of that or any other Director, any associate or relative of such Director or any person (including without limitation, any body corporate) under the direct or indirect control of such Director.

Insurance

38. Save to the extent fairly and expressly disclosed in the Preliminary Prospectus, all the assets and undertaking of the Corporation and each Subsidiary of an insurable nature are and have at all material times been adequately insured in the reasonable opinion of the Corporation (given the nature of its business) and the Corporation and each Subsidiary are now and have at all material times been adequately covered in the reasonable opinion of the Corporation (given the nature of its business) against accident, damage, injury, third party loss and loss, business interruption of profits and there is no material insurance claim pending, threatened or outstanding against the Corporation and all premiums due in respect of all insurances have been duly paid.

Intellectual Property

39. Except as specifically disclosed in the Preliminary Prospectus, the Corporation and its Subsidiaries, as applicable, owns free of any Encumbrances, or has licensed to it on reasonable terms or otherwise has the benefit or use on reasonable terms with the authority of the owner or licensor thereof of, adequate trademarks, trade names and other rights including know-how, copyright (including without limitation in any software used), confidential information and other intellectual property (collectively,

"**Intellectual Property Rights**") necessary to conduct, in all material respects, the business now operated by it.

40. No activities of the Corporation or any Subsidiary infringe or are likely to infringe any Intellectual Property Right of any third party in any material respect and neither the Corporation nor any of its Subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others of a material nature with respect to any Intellectual Property Rights which would result in any material adverse effect to the Corporation or of any facts or circumstances which would render any Intellectual Property Rights invalid or inadequate to protect the interest of the Corporation or any of its Subsidiaries therein.

Pensions

41. Save as disclosed in the Preliminary Prospectus, neither the Corporation nor any Subsidiary has any material liability associated with, or arising from, it participating in or contributing to, either currently or in the past, any retirement benefits scheme (occupational or personal) which are not funded, insured or provided for on a generally accepted basis either through a separate trust, insurance policy or provision in the Financial Information.

United States

42. None of the Corporation or any of its affiliates (as defined in Rule 501(b) of Regulation D under the Securities Act) or any person acting on behalf of any of them (other than the Underwriters or their affiliates, as to whom no representation is made), has engaged in or will engage in any directed selling efforts (as defined in Regulation S) with respect to the Offered Shares.

43. The Corporation is a "foreign issuer" (as defined in Regulation S) and reasonably believes that there is no "substantial U.S. market interest" (as defined in Regulation S) in the Offered Shares.

44. None of Corporation, any of its affiliates, and any person acting on behalf of any of them, has engaged or will engage, in any form of general solicitation or general advertising (as those terms are used in Rule 502(c) of Regulation D under the Securities Act) in connection with any Offering or sale of the Offered Shares in the United States.

45. None of the Corporation, its affiliates or any person acting on behalf of any of them has made or will make Offerings or sales of securities under circumstances that would require the registration of the Offered Shares under the Securities Act.

46. The Offered Shares satisfy the eligibility requirements of Rule 144A(d)(3) under the Securities Act.

47. The Corporation is not now and, as a result of the Offering, will not be an "investment Corporation" (as defined in the United States Investment Corporation Act of 1940) that is or will be required to be registered under Section 8 of that Act.

48. The Corporation is not, and does not expect to become, a "passive foreign investment Corporation" within the meaning of Section 1296 of the U.S. Internal Revenue Code of 1986, as amended.

49. The Corporation and each Subsidiary will use the net proceeds received by the Corporation from the Offering in the manner specified under the caption "Use of Proceeds" in the Preliminary Prospectus and, in this respect, will not, directly or indirectly, use the proceeds from the Offering to fund activities or business in a manner that would cause a U.S. person to violate U.S. economic sanctions law, including measures administered by the U.S. Department of Treasury's Office of Foreign Assets Controls.

50. Neither the Corporation nor any Director, officer, agent, distributor, employee or other person connected with or acting on behalf of the Corporation has:

(a) made, offered to make, promised to make or authorised the payment of, directly or indirectly, any money or anything of value to any government official, government employee, political party or candidate for political office for the purposes of influencing any act or decision of any such person or party in his official capacity, inducing such person or party to do or omit to do any act in violation of his lawful duty, securing any improper advantage or inducing any such person or party to use his influence with a foreign government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality or to take any other action favourable to the Corporation;

(b) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (**FCPA**);

(c) is or ever has been subject to any internal or external investigation under the FCPA; or

(d) made, offered to make, promised to make or authorised the payment of any bribe, rebate, payoff, influence payment, kickback or other unlawful payment prohibited under any applicable law or regulation equivalent to the FCPA in any jurisdiction.

No Cease Trade

51. The Corporation is a reporting issuer or equivalent in each Qualifying Province where such concept exists and is not in default under any Canadian Securities Laws, except as disclosed in the Prospectus.

52. No order to cease or suspend trading of any securities of the Corporation has been issued by any stock exchange, securities commission or other regulatory authority and is continuing in effect, and no proceedings for such purpose have been instituted and are continuing or are pending or, to the knowledge of the Corporation, contemplated or threatened.

Regulatory Filings

53. In so far as the Corporation or the Directors are aware, the Corporation has duly filed or delivered all reports, filings, disclosures, releases and other materials required to be filed with or delivered to any securities regulatory authority having jurisdiction under applicable laws. All such reports, filings, disclosures, releases or other materials were prepared in accordance with applicable laws (including Canadian Securities Laws) and, as of the date of the filing or delivery thereof, none of such reports, filings, disclosures, releases or other materials contained any misrepresentation which is material in the context of Admission or the Offering.

Independence of Auditors

54. The Auditors are independent with respect to the Corporation within the meaning of the *Canada Business Corporations Act* and Canadian Securities Laws.

Registrar

55. The Registrar, as its principal office in Toronto, has been duly appointed as registered Registrar in respect of the Common Shares.

Due Diligence

56. The information supplied by the Corporation to the Underwriters and the Underwriters' counsel in connection with the due diligence conducted by them, including information provided at due diligence sessions, was true and accurate in all material respects and not misleading and all expressions of opinion and expectation therein contained are honestly and fairly based and such replies have been prepared or approved by persons having appropriate knowledge and responsibility to enable them properly to provide such replies and all such replies have been given in good faith.

57. All corporate records and minute books of each of the Corporation and each Subsidiary have been made available to the Underwriters and their counsel for review contain, in all material respects, complete and accurate minutes of all meetings of the directors and shareholders of the Corporation and each Subsidiary held since incorporation, and originally signed copies of all resolutions and by-laws duly passed or confirmed by the

directors or shareholders of the Corporation and each Subsidiary other than at a meeting;

58. The information contained in the officers' certificates rendered to the Underwriters by any officer(s) of the Corporation in compliance with the Corporation's obligations to the Underwriters under this Agreement will be true and accurate and not misleading and all expressions of opinion, intention or expectation contained in them are honestly and fairly based and no material fact has been omitted.

END